SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2011

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Annual Report 2010

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Antonio Cristodoro
Title:	Deputy Corporate Secretary

Date: April 18, 2011

Contents

Annual Report 2010

Oscar di Bilancio
Società e
Grandi Imprese
Quotate

WINNER
2010

Contents

Mission

We are a major integrated energy company, committed to growth in the activities of finding, producing, transporting, transforming and marketing oil and gas. Eni men and women have a passion for challenges, continuous improvement, excellence and particularly value people, the environment and integrity.

Countries of activity

EUROPE
Austria, Belgium, Croatia, Cyprus, Czech Republic, Denmark, France, Germany, Greece, Hungary, Ireland, Italy, Luxembourg, Malta, the Netherlands, Norway, Poland, Portugal, Romania, Slovakia, Slovenia, Spain, Sweden, Switzerland, Turkey, the United Kingdom

AFRICA
Algeria, Angola, Congo, Côte D'Ivoire, Democratic Republic of Congo, Egypt, Equatorial Guinea, Gabon, Ghana, Libya, Mali, Morocco, Mozambique, Nigeria, Togo, Tunisia

ASIA AND OCEANIA
Australia, Azerbaijan, China, East Timor, India, Indonesia, Iran, Iraq, Kazakhstan, Kuwait, Malaysia, Oman, Pakistan, Papua-New Guinea, Philippines, Qatar, Russia, Saudi Arabia, Singapore, Taiwan, Thailand, Turkmenistan, Ukraine, the United Arab Emirates, Vietnam, Yemen

AMERICAS
Argentina, Brazil, Canada, Colombia, Dominican Republic, Ecuador, Mexico, Peru, Trinidad & Tobago, the United States, Venezuela

Contents

Operating and Financial Review

Profile of the year 4
Eni share performance 8
Letter to shareholders 9

Operating review
Exploration & Production 12
Gas & Power 29
Refining & Marketing 38
Petrochemicals 44
Engineering & Construction 47

Financial review and other information
Financial review 51
     Profit and loss account 51
     Summarized Group Balance Sheet 69
     Cash Flow Statements 74
Risk factors and uncertainties 79
Outlook 92

Other information 93

Information on Corporate Governance 96

Commitment to sustainable development 112

Glossary 132

Consolidated Financial Statements

Consolidated financial statements 137
Notes to consolidated financial statements 146
Supplemental oil and gas information (unaudited) 232
List of Eni’s subsidiaries 241

Management’s certification 247

Report of Independent Auditors 248

Independent Assurance Report 250

Disclaimer

This annual report contains certain forward-looking statements in particular under the section "Outlook" regarding capital expenditures, development and management of oil and gas resources, dividends, allocation of future cash flow from operations, future operating performance, gearing, targets of production and sale growth, new markets, and the progress and timing of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors, including the timing of bringing new fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply; demand and pricing; operational problems; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors and other factors discussed elsewhere in this document.

"Eni" means the parent company Eni SpA and its consolidated subsidiaries.

Ordinary Shareholders’ Meeting of April 29 and May 5, 2011.
The notice convening the meeting was published on "Il Sole 24 Ore" and "Financial Times WW-section 2" of March 18, 2011.

This Annual Report includes the report of Eni’s Board of Directors and Eni’s Consolidated Financial Statements for the year ended December 31, 2010, which have been prepared under the International Financial Reporting Standards (IFRS), as adopted by the European Union.

Contents

Eni Annual Report / Profile of the year

Results
In 2010, Eni reported net profit of euro 6.32 billion. Adjusted net profit was euro 6.87 billion, up 32% from a year ago driven by an excellent performance reported by the Exploration & Production Division due to a recovery in the oil price environment.
The main cash inflows of the year were net cash generated by operating activities of euro 14.69 billion, and proceeds of euro 1.11 billion from divesting certain non-strategic assets, enabling the Company to partially fund capital expenditures of euro 13.87 billion to support organic growth and exploration activities and the payment of dividends to Eni’s shareholders amounting to euro 3.62 billion and other dividend payments to non-controlling interests amounting to euro 0.51 billion. Ratio of net borrowings to total equity was 0.47 at year end (0.46 at December 31, 2009).

Dividends
On the basis of the Company’s robust results and sound fundamentals, a dividend of euro 1.00 per share (euro 1.00 per share in 2009) will be distributed to shareholders. Included in this annual payment is euro 0.50 per share already distributed as interim dividend in September 2010. Management reaffirms its commitment to generate industry-leading value for the Company’s shareholders.

Oil and natural gas production
In 2010, Eni reported liquids and gas production was a record 1,815 kboe/d. On a comparable basis, production grew by 1.1% for the full year, driven by the timely delivery of all 12 of our planned start-ups, particularly the Zubair field in Iraq in the fourth quarter, which contributed 40 kboe/d of new production in 2010 and will account for 230 kboe/d of production at peak.
Eni plans to deliver an average organic growth rate of more than 3% over the next four-year period, targeting a production level in excess of 2.05 mmboe/d by 2014 under our Brent price scenario at $70 per barrel. This growth will be fuelled by our strong pipeline of project start-ups.

Proved oil and natural gas reserves
Eni’s net proved reserves as of December 31, 2010, amounted to 6.84 bboe, at a reference Brent price of 79 $/bbl. On a comparable basis, the all-sources reserve replacement ratio was 125%. Excluding price effects in PSAs the replacement ratio would be 135%. The reserve life index is 10.3 years.

Natural gas sales
Natural gas sales of 97.06 bcm declined by 6.4% from 2009 due to sharply lower sales volumes in the Italian market dragged down by increased competitive pressures and oversupplies. Higher volumes were sold in European key markets.
In the next four year plan, the recovery in volumes sold will be supported by strengthening the Company’s leadership on the European market, marketing actions intended to strengthen the customer base in the domestic market and renegotiating the Company’s long-term gas supply contracts. Eni expects to increase gas sales in Italy and in European target markets at an annual growth rate of 5%.

Development projects in Venezuela
In November 2010, Eni and the Venezuelan State oil company PDVSA established a joint venture for developing the giant Junin 5 oilfield, located in the Orinoco Oil Belt with certified volumes of oil in place of 35 billion barrels. The first oil is expected by 2013 at an initial rate of 75 kbbl/d, targeting a long-term production plateau of 240 kbbl/d to be reached in 2018.
Appraisal activities performed in 2010 confirmed Perla as a major gas discovery, one of the most significant in recent years and the largest ever in Venezuela, with volumes of gas in place of over

Contents

Eni Annual Report / Profile of the year

14,000 bcf. The partners are planning to fast track Perla through an early production phase, targeted to start-up by 2013.

Zubair oilfield - Iraq
In the fourth quarter of 2010, Eni has achieved project milestones at the giant Zubair oilfield in Iraq by increasing production by more than 10% above the initial production rate of approximately 180 kbbl/d, thus beginning cost recovery for its work on the field, including receiving a remuneration fee. Eni, with a 32.8% share, is leading the consortium in charge of redeveloping the Zubair field over a 20 year period, targeting a production plateau of 1.2 mmbbl/d in the next six years.

Other portfolio developments and exploration activity
In February 2011, production start-up was achieved at the Nikaitchuq operated field (Eni 100%), located in the North Slope basin offshore Alaska, with resources of 220 million barrels. Peak production is expected at 28 kbbl/d.
In January 2011, Eni was awarded rights to explore and the operatorship of deep offshore Block 35 in Angola, with a 30% interest. The deal is subject to the approval of the relevant authorities.
In January 2011, Eni signed a Memorandum of Understanding with PetroChina to promote common opportunities to jointly expand operations in conventional and unconventional hydrocarbons in China and outside China.
In December 2010, Eni and Gazprom signed the extension to 2012 of the strategic agreement signed in 2006. This consolidates a long term partnership to launch joint projects in mid and downstream gas, in the upstream sector and in technological cooperation.
In December 2010, Eni increased its ownership interest in Altergaz, a company marketing natural gas in France to retail and middle market clients. Eni now controls the entity.
In November 2010, Eni signed with the Government of Ecuador new terms for the service contract for the Villano oilfield, due to expire in 2023. Under the new agreement, the operated area is enlarged to include the Oglan oil discovery, with volumes in place of 300 mmbbl. Development will be achieved in synergy with existing facilities.
In December 2010, Eni acquired Minsk Energy Resources operating 3 licenses in the Polish Baltic Basin, a highly prospective shale gas play.
In August 2010, Eni signed an agreement to acquire a 55% stake and operatorship in the Ndunda Block located in the Democratic Republic of Congo.
In October 2010, Eni was awarded operatorship of offshore Block 1 and Block 2 (Eni 100%) in the Dahomey Basin, in Togo. The area is located in a scarcely explored basin bordered to the west by the analogous Tano Basin where major discoveries have been made.

Portfolio optimization
In October 2010, with a view to rationalizing its upstream portfolio, Eni divested its subsidiary Società Padana Energia to Gas Plus. The divested subsidiary includes exploration leases and concessions for developing and producing oil and natural gas in Northern Italy.
In May 2010, Eni signed a preliminary agreement with an affiliate of Petrobras for the divestment of its 100% interest in Gas Brasiliano Distribuidora, a company that markets and distributes gas in an area of the São Paulo state, Brazil. The completion of the transaction is subject to approval of the relevant Brazilian authorities.
In April 2010, Eni divested to NOC (the Libyan National Oil

Corporation) a 25% stake in the share capital and control of GreenStream BV, the Company owning and managing the gas pipeline for exporting to Italy natural gas produced in Libya.

Divestment of international pipelines
Procedures for the divestment of Eni’s interests in the German TENP, the Swiss Transitgas and the Austrian TAG gas transport pipelines are progressing. The divestment has been agreed upon on September 29, 2010 with the European Commission to settle an antitrust proceeding related to alleged anti-competitive behavior in the natural gas market ascribed to Eni without the ascertainment of any illicit behavior and consequently without imposition of any fines or sanctions.

Safety of people
In 2010 the employees and contractors injury frequency index decreased by 9% and 25.4%, respectively from last year. The year 2010 registered an increased number of fatalities (2 workers and 8 contractors). This number was increased by the 21 Eni people (15 workers and 6 contractors) deceased in the air crash which occurred in November 5, 2010 in Pakistan.

Cooperation for development
Cooperation with Countries, companies and communities in the territories where Eni operates is confirmed as one of the pillars of our company strategy. In 2010 Eni signed new strategic agreements in Togo, Iraq, Democratic Republic of Congo, Egypt, Venezuela and Libya, entailing programs for the integration of traditional business to action aimed to promote the sustainable development of the Country.

Eni participation to global governance
on sustainability themes
In 2010 Eni strengthened its participation to the Global Compact trough the support to the Global Compact Leaders Summit of June, the adhesion to the Global Compact LEAD Program, Caring for Climate and working groups on Anti-Corruption and Human Rights. During the Global Compact Leaders Summit Eni announced an important partnership with the Earth Institute of the Columbia University related to key projects on the promotion of sustainable development in Africa.

Technological innovation
Eni is committed in frontier initiatives in the field of renewable energies. Eni and the Massachusetts Institute of Technology (MIT) celebrated the opening of the Eni-MIT Solar Frontiers Centre (SFC), a centre promoting research on advanced solar technologies. In 2010 Eni received the "2009 Oscar Masi prize for industrial innovation" for innovative technological research in the field of renewable energy and, more specifically, in photovoltaics.

Clients and consumers
Among the results achieved, the G&P Division reached the 2nd position in the ranking of the Authority for Electricity and Gas for the quality of its telephone services. In 2010, the R&M Division continued the re-branding process of the service stations, with the inauguration of approximately 500 service stations with the new brand.

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Eni Annual Report / Profile of the year

Financial Highlights		2008	2009	2010
Net sales from operations	(euro million)	108,082	83,227	98,523
Operating profit		18,517	12,055	16,111
Adjusted operating profit (a)		21,608	13,122	17,304
Net profit (b)		8,825	4,367	6,318
Adjusted net profit (a) (b)		10,164	5,207	6,869
Net cash provided by operating activities		21,801	11,136	14,694
Capital expenditures		14,562	13,695	13,870
Dividends to Eni shareholders pertaining to the period (c)		4,714	3,622	3,622
Cash dividends to Eni shareholders		4,910	4,166	3,622
Total assets at year end		116,673	117,529	131,860
Debts and bonds at year end		20,837	24,800	27,783
Shareholders’ equity including non-controlling interest at year end		48,510	50,051	55,728
Net borrowings at year end		18,376	23,055	26,119
Net capital employed at year end		66,886	73,106	81,847
Share price at year end	(euro)	16.74	17.80	16.34
Number of shares outstanding at year end	(million)	3,622.4	3,622.4	3,622.5
Market capitalization (d)	(euro billion)	60.6	64.5	59.2
i	i	i
(a)	i	For a detailed explanation of adjusted profits (net and operating), that exclude inventory holding gain/loss and special items, see paragraph "Reconciliation of reported operating profit and reported net profit to results on an adjusted basis".
(b)	i	Profit attributable to Eni’s shareholders.
(c)	i	The amount of dividends for the year 2010 is based on the Board’s proposal.
(d)	i	Number of outstanding shares by reference price at year end.

Summary financial data		2008	2009	2010
Net profit
- per share (a)	(euro)	2.43	1.21	1.74
- per ADR (a) (b)	(USD)	7.15	3.36	4.62
Adjusted net profit
- per share (a)	(euro)	2.79	1.44	1.90
- per ADR (a) (b)	(USD)	8.21	4.01	5.04
Return On Average Capital Employed (ROACE)
- reported	(%)	15.7	8.0	10.0
- adjusted	(%)	17.6	9.2	10.7
Leverage		0.38	0.46	0.47
Dividends pertaining to the year	(euro per share)	1.30	1.00	1.00
Pay-out	(%)	53	83	57
Dividend yield (c)	(%)	7.6	5.8	6.1
i	i	i
(a)	i	Fully diluted. Ratio of net profit and average number of shares outstanding in the period. Dollar amounts are converted on the basis of the average EUR/USD exchange rate quoted by ECB for the period presented.
(b)	i	One American Depositary Receipt (ADR) is equal to two Eni ordinary shares.
(c)	i	Ratio of dividend for the period and the average price of Eni shares as recorded in December.

Key market indicators		2008	2009	2010
Average price of Brent dated crude oil (a)		96.99	61.51	79.47
Average EUR/USD exchange rate (b)		1.471	1.393	1.327
Average price in euro of Brent dated crude oil		65.93	44.16	59.89
Average European refining margin (c)		6.49	3.13	2.66
Average European refining margin Brent/Ural (c)		8.85	3.56	3.47
Average European refining margin in euro		4.41	2.25	2.00
Euribor - three-month euro rate	(%)	4.6	1.2	0.8
Libor - three-month dollar rate	(%)	2.9	0.7	0.3
i	i	i
(a)	i	In USD per barrel. Source: Platt’s Oilgram.
(b)	i	Source: ECB.
(c)	i	In USD per barrel FOB Mediterranean Brent dated crude oil. Source: Eni calculations based on Platt’s Oilgram data.

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Eni Annual Report / Profile of the year

Summary operating data		2008	2009	2010
Exploration & Production
Estimated net proved reserves of hydrocarbons (at year end) (a)	(mmboe)	6,600	6,571	6,843
- Liquids	(mmbbl)	3,335	3,463	3,623
- Natural gas	(bcf)	18,748	17,850	17,882
Average reserve life index	(year)	10.0	10.2	10.3
Production of hydrocarbons (a)	(kboe/d)	1,797	1,769	1,815
- Liquids	(kbbl/d)	1,026	1,007	997
- Natural gas	(mmcf/d)	4,424	4,374	4,540
Production sold (a)	(mmboe)	632.0	622.8	638.0
Gas & Power
Worldwide gas sales (b)	(bcm)	104.23	103.72	97.06
LNG sales (c)	(bcm)	12.0	12.9	15.0
Customers in Italy	(million)	6.63	6.88	6.88
Gas volumes transported in Italy	(bcm)	85.64	76.90	83.32
Electricity sold	(TWh)	29.93	33.96	39.54
Refining & Marketing
Refinery throughputs on own account	(mmtonnes)	35.84	34.55	34.80
Retail sales of petroleum products in Europe	(mmtonnes)	12.03	12.02	11.73
Service stations in Europe at year end	(units)	5,956	5,986	6,167
Average throughputs of service stations in Europe	(kliters)	2,502	2,477	2,353
Petrochemicals
Production	(ktonnes)	7,372	6,521	7,220
Sales of petrochemical products	(ktonnes)	4,684	4,265	4,731
Engineering & Construction
Orders acquired	(euro million)	13,860	9,917	12,935
Order backlog at year end	(euro million)	19,105	18,730	20,505
i	i	i
(a)	i	From April 1, 2010, the natural gas conversion factor from cubic feet to boe has been updated to 1 barrel of oil = 5,550 cubic feet of gas (it was 1 barrel of oil = 5,742 cubic feet of gas). For further information see the paragraph "Summary of significant accounting policies" in the Notes to the Consolidated Financial Statements.
(b)	i	Includes Exploration & Production sale volumes of 5.65 bcm (6.00 and 6.17 bcm in 2008 and 2009, respectively) of which 2.33 bcm market by the Exploration & Production Division in Europe (3.36 and 2.57 bcm in 2008 and 2009) and 3.32 bcm in the Gulf of Mexico (2.64 and 3.60 bcm in 2008 and 2009, respectively).
(c)	i	Refers to LNG sales of the G&P Division (included in worldwide gas sales) and the Exploration & Production Division.

Key sustainability indicators		2008	2009	2010
Employees at period end (a)	(number)	78,094	77,718	79,941
of which:
- women		12,221	12,564	12,754
- outside Italy		41,971	42,633	45,967
Employee injury frequency rate	(number of injuries/million of worked hours)	1.45	1.00	0.91
Contractor injury frequency rate		1.40	1.18	0.88
Oil spills	(barrels)	4,738	6,285	3,850
Oil spills due to sabotage and terrorism		2,286	15,289	18,721
GHG emissions	(million tonnes CO2 eq)	61.99	57.66	60.68
R&D expenditures	(euro million)	217	207	221
Total expenditures for the territory (b)		87	99	108
i	i	i
(a)	i	In 2010 the method for calculating the number of employees has been changed. Employees are allocated to Italy and abroad according to their permanent employment base. Prior year data have been restated accordingly.
(b)	i	Includes investments for local communities, charities, association fees, sponsorships, payments to Eni Enrico Mattei Foundation and Eni Foundation.

Contents

Eni Annual Report / Eni share performance

Eni share performance in 2010
As of December 31, 2010, the Company’s share capital was euro 4,005,358,876, fully paid-up and represented by 4,005,358,876 ordinary registered shares, each with a nominal value of euro 1.00 (the same number of December 31, 2010). The average number of shares outstanding in the period, considering the treasury shares in Eni’s portfolio, was 3,622,454,738 (3,622,495,143 in December 31, 2009).
In the last session of 2010 the Eni share price, quoted on the Italian Stock Exchange, was euro 16.34, down 8.2 percentage points from the price quoted at the end of 2009 (euro 17.80). The Italian Stock Exchange is the primary market where the Eni share is traded. During the year the FTSE/MIB index, the basket including the 40 most important shares listed on the Italian Stock Exchange,	decreased by 13.2 percentage points.
At the end of 2010, the Eni ADR listed on the NYSE was $43.74, down 13.6% compared to the price registered in the last session of 2009 ($50.61). One ADR is equal to two Eni ordinary shares. In the same period the S&P500 index increased by 12.8% percentage points.
Eni market capitalization at the end of 2010 was euro 59.2 billion (euro 64.5 billion at the end of 2009), confirming Eni as the first company for market capitalization listed on the Italian Stock Exchange.
Eni share was one of the more liquid of the Italian market. Shares traded during the year totaled almost 5.3 billion, with an average number of shares traded daily of 20.7 million (27.9 million in 2009). The total trade value of Eni share amounted to over euro 86 billion (euro 118 billion in 2009), equal to a daily average of euro 336 million.

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Eni Annual Report / To our shareholders

2010 has been a very good year for Eni. We have delivered a solid set of financial and operational achievements, laying the foundations for our future growth.
The Exploration & Production Division reported an outstanding performance.
In Iraq, we achieved a major milestone in the rehabilitation of the giant Zubair oilfield, increasing production by more than 10% compared to the initial rate. This has enabled us to start recovering our costs and earning the remuneration fee. The next development phase targets a production plateau of 1.2 mmbbl/d, which will be achieved by 2016.
In Venezuela we established a joint venture with PDVSA to develop the giant Junin 5 field, which has certified oil in place of 35 billion barrels and which we expect to start up in 2013. Appraisal activities performed in 2010 also confirmed Perla as a major gas discovery – one of the most significant in recent years and the largest ever in Venezuela – with gas in place of over 14,000 billion cubic feet. We will fast-track Perla, targeting start-up in 2013.
New discoveries have been one of the highlights of the year, with explorations successes in Indonesia, Brazil and Angola as well as Venezuela.
2010 also marked Eni’s entry in new high-potential Countries and plays such as the Democratic Republic of Congo, with the acquisition of a 55% stake and the operatorship of the Ndunda onshore exploration block; Togo with two blocks in the Tano Basin in the Gulf of Guinea; and Poland where we acquired exploration licenses in highly prospective shale gas plays.
Our new strategic agreements, pivotal to our industrial plan, are based on our commitment to cooperate with partnering	Countries, local companies and communities as well as to our endorsement of sustainable development.
The Gas & Power Division suffered from a challenging trading environment in the European market. Supply exceeded demand, depressing spot gas prices at continental hubs which have increasingly been adopted as benchmarks for sales contracts outside Italy. This affected our margins, as spot prices fell well below our average purchase cost which is mainly indexed to the price of oil.
We have taken steps to preserve the competitiveness of our merchant gas business, first among which is the renegotiation of gas purchase contracts with our suppliers.
The Refining & Marketing Division improved its performance in spite of a harsh trading environment and unprofitable refining margins. Our Petrochemicals Division also achieved better operating results compared to the previous year. We will improve the prospects of this business by launching an environment-friendly industrial project for the reconversion of the Porto Torres site. The Engineering & Construction segment again delivered an excellent performance, further enhancing its strong commercial franchise.
In the field of new technologies, we reconfirmed our commitment to produce hydrocarbons in an ever more efficient and safe manner, and develop renewable energy sources. An achievement worthy of note is the inauguration of the Solar Frontiers Centre in Massachusetts, in partnership with the MIT.
We have been confirmed in the main sustainability indexes and have enrolled in the new Global Compact LEAD Program of the United Nations, which will bring together global companies with excellent sustainability track records. Eni will also provide its expertise as international energy company to the preparation of

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Eni Annual Report / To our shareholders

the Rio+20 World Conference.
In 2011, the global economic recovery looks stronger, despite signs of volatility and uncertainty deriving from ongoing tensions in Libya, a Country with which Eni has long-standing relationships. Our thoughts are with the Libyan people at this difficult time, and we offer our sincerest hopes of a rapid return to order and stability so as to resume our common growth and development path.
Against this backdrop we reaffirm our strategic focus on growth and efficiency. We will deliver strong production growth, both in the next four years and beyond, and overcome challenges in the Gas & Power segment by strengthening our leadership in European markets, whilst preserving a sound financial position.

Financial performance

In 2010, net profit attributable to Eni’s shareholders was euro 6.32 billion. Adjusted net profit was 6.87 billion, an increase of 32% from 2009, reflecting the excellent operating performance of the Exploration & Production Division (up 46% from 2009). The Engineering & Construction Division also reported a robust performance (up 18%). The Refining & Marketing and Petrochemical Divisions reduced their operating losses by 52% and 73%, respectively. These positives more than offset the sharp decline in the Gas & Power Division’s performance, driven by poor results in the Marketing business.
Return on Average Capital Employed (ROACE) calculated on an adjusted basis was 10.7%. Cash inflows for the year mainly comprised cash flow from operations of euro 14.69 billion and disposal proceeds of euro 1.11 billion. These inflows enabled Eni to partially fund outflows associated with capital expenditures of euro 13.87 billion to support organic growth and exploration activities, dividends to Eni shareholders amounting to euro 3.62 billion, and dividends to non-controlling interests, mainly relating to Snam Rete Gas and Saipem, amounting to euro 0.51 billion. The ratio of net borrowings to total equity was virtually unchanged at 0.47.
The results achieved in 2010 enable us to propose a dividend of euro 1.00 per share to the Annual General Shareholders Meeting, of which euro 0.50 was paid as an interim dividend in September 2010.

In Exploration & Production Division we achieved an outstanding financial and operational performance. Adjusted net profit reached euro 5.6 billion, up 44% compared to 2009, driven by a favorable trading environment for oil prices and the depreciation of the euro against the dollar. Oil and gas production was a record 1,815 kboe/d, 1.1% higher than in 2009. This growth was driven by the timely delivery of all 12 of our planned start-ups, which contributed 40 kboe/d of new production in 2010 and will account for 230 kboe/d at peak. The all sources replacement ratio of reserves was 125%, rising to 135% at constant prices, corresponding to a reserve life index of 10.3 years at December 31, 2010 (10.2 years in 2009).
Over the course of the year we added approximately 0.9 billion boe to our resource base thanks to successful exploration activities in Venezuela, Angola, Indonesia and Brazil, at the very competitive cost of 1.5 $/bbl. The Junin 5 project in Venezuela and acquisition of new acreage in the Democratic Republic of Congo, in Togo and in shale gas in Poland further enhanced our upstream portfolio.
We target an average annual production increase of more than 3% in the 2011-2014 plan, based on our $70 per barrel Brent price scenario and return of the Libyan production to its normal rate at some point in the future. Growth will be fuelled by our strong pipeline of projects, with 15 new major fields and other projects planned to start production in the four-year period. Planned start-ups will add 630 kbbl/d of new production by 2014. The booking of new reserves will enable us to replace reserves produced in the period, keeping the reserve life index stable. In the longer term, we expect to drive production growth leveraging on our giant fields, particularly Kashagan, Junin, Perla, Goliath, MLE-CAFC, Russian projects, Block 15/06 in Angola and unconventional opportunities. We will pursue the maximization of returns through selective exploration, the reduction in the time to market of our projects, and growing the share of operated production which – through the deployment of Eni standards and technologies – enables us to deliver tighter cost control and a better monitoring of operating risks.

After delivering solid returns for many years, in 2010 the Gas & Power Division posted a 12% decline in profits compared to 2009. Marketing activities reported sharply lower results (adjusted operating profit was down 57%) owing to heightened competitive pressure. Sales in Italy declined by 14% (down approximately 6 bcm), corresponding to a market share decline of ten percentage points. Sales in target European markets maintained a growth trend, with volumes up 2.5% (up 1 bcm). Short-term prospects remain challenging, while in the next four years we expect a gradual recovery in fundamental trends.
We are tackling this challenging environment by developing our business model and implementing new pricing and risk management strategies to preserve profitability. In Italy, we will regain volumes and market share by leveraging on differentiated marketing initiatives, excellent customer service, the repositioning of our "luce e gas" brand and value-creating management of our assets (transport capacity, modulation, and supply). In Europe we will continue to pursue an aggressive growth strategy in our main target markets, in particular France, Germany and Austria.
We target a substantial recovery in profitability by 2014, even taking into account the expected divestment of our international pipelines. The achievement of this target will be supported by the renegotiation of our long-term supply contracts, with new pricing terms and contractual flexibility ensuring the competitiveness of our cost position. In the Regulated businesses in Italy, our industrial strategy aims at maximizing efficiency and implementing a capital expenditure program to combine outstanding service quality and steady growth in returns.

Compared to 2010, the Refining & Marketing Division reduced its adjusted net loss by 75% to euro 49 million. In the context of weak refining margins caused by excess capacity, low demand and high feedstock costs, the improvement was driven by greater efficiency and operational enhancement. The Marketing business achieved good results: in Italy, successful commercial initiatives offset a difficult trading environment (lower consumption and strong competition), while we continued to grow sales in selected European markets. Over the next four years, we target a substantial improvement in the profitability and free cash generation of our refining operations against the backdrop of continuing weakness in the trading environment. Our strategy in refining will leverage on selective capital expenditures to increase the complexity and

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Eni Annual Report / To our shareholders

flexibility of our refineries, particularly by completing and starting up the EST project at the Sannazzaro site. This will enable us to capture opportunities offered by demand for middle distillates and to process low quality feedstock. Margin recovery will be underpinned by cost efficiencies and the integration of refinery cycles.
We plan to increase volume throughputs to 37 million tonnes by 2014 (up 2 million from 2010) and plant utilization rate to 90%. In marketing we will boost sales by approximately 10% in the next four years and increase our market share, leveraging on a network of modern and efficient service stations, which will be revamped in design and style. Sales and market share targets will also be supported by promotional campaigns, targeted pricing actions and an enhanced non-oil offer.
The re-branding of the Italian network with the Eni brand will be completed by 2014. Abroad, we will grow selectively in Central Eastern Europe and France leveraging on the consolidation of the network acquired in Austria, commercial initiatives and the opening of new service stations.

The Engineering & Construction segment reported adjusted net profit of nearly euro 1 billion, up 11% compared to 2009, driven by revenue growth and the higher profitability of projects. The order backlog at year end reached a record euro 20.5 billion. Saipem is an established leader in the area of oilfield services, particularly in executing large EPC projects. Its strong competitive position is underpinned by distinctive skills in engineering and project management, the availability of a world class fleet that will be fully upgraded by 2012 and the local content of operations. In the next four years we target steady growth in revenues and profits.

Polimeri substantially improved from a year earlier, reducing its adjusted net loss by 75% to euro 85 million. The improvement was driven by increased sales volumes on the back of a recovery in demand, efficiency enhancements and higher margins. Eni aims to recover profitability and generate free cash flow in the 2012-2013 period, leveraging on increasing efficiency, selective investments to optimize the yields and consumption of our crackers, the upgrading of plants in areas of excellence (elastomers) and opportunities to develop environment-friendly projects. An improving commercial performance will support margins, also with the contribution of licensing activities.

Supporting growth and profitability
for shareholders

We expect to make capital expenditures amounting to euro 53.3 billion over the next four-year plan to fuel growth and value creation. This plan represents a slight increase compared to the previous one due to new initiatives in E&P (particularly new projects in Angola and additional activities Iraq). Cash flow from operations and planned divestment proceeds will enable us to fund our capital expenditure program and remunerate our shareholders, while at the same time strengthening our balance sheet. Our cost reduction program, which has delivered savings of euro 2.4 billion from 2006 to date, is expanded by euro 1.7 billion of further savings, targeting cumulated savings of euro 4.1 billion by 2014.

In conclusion, 2010 was a successful year for Eni. We progressed on our strategy focused on growth and efficiency, and laid the foundations for our future growth. In the next four years, while the global economy is expected to progressively recover, we expect that Eni – thanks to its excellent strategic position – will deliver industry-leading results, and create sustainable value for its shareholders and stakeholders.

March 10, 2011

In representation of the Board of Directors

Chairman	Chief Executive Officer and General Manager

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Eni Annual Report / Operating review

Key performance/sustainability indicators		2008	2009	2010
Employee injury frequency rate	(No. of accidents per million hours worked)	0.84	0.49	0.72
Net sales from operations (a)	(euro million)	33,042	23,801	29,497
Operating profit		16,239	9,120	13,866
Adjusted operating profit		17,222	9,484	13,884
Adjusted net profit		7,900	3,878	5,600
Capital expenditures		9,281	9,486	9,690
of which: exploration expenditures (b)		1,918	1,228	1,012
Adjusted capital employed, net at year end		30,362	32,455	37,646
Adjusted ROACE	(%)	29.2	12.3	16.0
Average hydrocarbons realizations	($/boe)	68.13	46.90	55.60
- Liquids	($/bbl)	84.05	56.95	72.76
- Natural gas	($/mmcf)	8.01	5.62	6.02
Production of hydrocarbons (c) (d)	(kboe/d)	1,797	1,769	1,815
- Liquids	(kbbl/d)	1,026	1,007	997
- Natural gas	(mmcf/d)	4,424	4,374	4,540
Estimated net proved reserves of hydrocarbons (c) (d)	(mmboe)	6,600	6,571	6,843
- Liquids	(mmbbl)	3,335	3,463	3,623
- Natural gas	(bcf)	18,748	17,850	17,882
Reserve life index (d)	(years)	10.0	10.2	10.3
All sources reserve replacement ratio net of updating the natural gas conversion factor (c) (d)	(%)	135	96	125
Employees at year end	(units)	10,236	10,271	10,276
of which: outside Italy		6,182	6,388	6,370
Oil spills	(bbl)	4,738	6,285	3,850
Oil spills from sabotage and terrorism		2,286	15,289	18,721
Direct GHG emissions	(mmtonnes CO2 eq)	33.21	29.69	31.22
of which: from flaring		16.54	13.73	13.83
Community investments	(euro million)	65	67	72
(a)	i	Before elimination of intragroup sales.
(b)	i	Includes exploration bonuses.
(c)	i	Includes Eni’s share of equity-accounted entities.
(d)	i	From April 1, 2010, Eni has updated the natural gas conversion factor from 5,742 to 5,550 standard cubic feet of gas per barrel of oil equivalent. The effect of this update on production expressed in boe was 26 kboe/d for the full-year 2010 and on the initial reserves balance as of January 1, 2010, amounted to 106 mmboe. For further information see the paragraph "Summary of significant accounting policies" in the Notes to the Consolidated Financial Statements.

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Eni Annual Report / Operating review

Libyan tensions
› From February 22, 2011, some liquids and natural gas production activities and the gas export through the GreenStream pipeline have been halted. Facilities have not suffered any damage and such standstill does not affect Eni’s ability to ensure natural gas supplies to its customers. Eni is technically able to resume gas production at or near previous level once the situation stabilizes. The overall impact of the Libyan tensions on Eni’s results in terms of operations and cash flows will depend on how long such tensions will last, which management is currently unable to predict. Eni’s production is currently fluctuating at around 70-75 kboe/d, down from the expected level of approximately 280 kboe/d, and is made of gas which is totally delivered to local power generation plants. Net capital employed in Eni’s upstream activities in Libya amounted to approximately $2.5 billion at year end including Eni’s interest (50%) in the GreenStream BV venture. For further information on the impact of Libyan tensions on liquids and natural gas production and gas sales outlook see page 92 "Outlook"; for the take-or-pay clauses outlook see page 86 "Risks and uncertainties associated with the competitive environment in the natural gas market".

Development projects in Iraq and Venezuela
› Achieved an increase in production by more than 10% above the initial production rate of approximately 180 kbbl/d at the giant Zubair oilfield thus beginning cost recovery for its work on the field, including recognition of remuneration fee. Eni, with a 32.8% share, is leading the consortium in charge of redeveloping the Zubair field over a 20 year period, targeting a production plateau of 1.2 mmbbl/d in the next six years.
› Established a joint-venture with the Venezuelan National Oil Company PDVSA for the development of the giant Junin 5 oilfield, located in the Orinoco Oil Belt with certified volumes of oil in place of 35 billion barrels. First oil is expected in 2013 at an initial rate of 75 kbbl/d, targeting a long-term production plateau of 240 kbbl/d to be reached in 2018.
› Appraisal activities performed in 2010 confirmed Perla as a major gas discovery, one of the most significant in recent years and the largest ever in Venezuela, with volumes of gas in place of over 14,000 bcf. The partners are planning fast track of Perla through an early production phase of approximately 300 mmcf/d, targeted to start-up by 2013.

Portfolio
› Acquired a 55% stake and operatorship in the Ndunda Block located in the Democratic Republic of Congo.
› Awarded operatorship of two offshore Blocks (Eni’s interest 100%) in the Dahomey Basin as part of its agreements with the Government of Togo to develop the Country’s offshore mineral resources.
› Acquired Minsk Energy Resources operating 3 licenses in the Polish Baltic Basin, a highly prospective shale gas play. Drilling operations are expected to start in the second half of 2011.
› Awarded rights to explore and the operatorship of deep offshore Block 35 in Angola, with a 30% interest. This deal is subject to the approval of the relevant authorities.
› Signed a Strategic Framework Agreement with the Egyptian Ministry of Petroleum for new upstream and downstream initiatives.
› Signed a Memorandum of Understanding with the national oil company PetroChina to promote common opportunities to jointly expand operations in conventional and unconventional hydrocarbons in China and outside China.
› Signed with the Government of Ecuador new terms for the service contract for the Villano oilfield, due to expire in 2023. Under the new agreement, the operated area is enlarged to include the Oglan oil discovery, with volumes in place of 300 mmbbl. Development will be achieved in synergy with existing facilities.
› Sanctioned the West Hub project to readily put in production the oil discoveries made in offshore Block 15/06 (Eni operator with a 35% interest), located in Angola. Start-up is expected in 2013 with production peaking at 22 kbbl/d.
› Awarded new exploration leases in Pakistan and Venezuela.
› As part of the rationalizing its upstream portfolio, Eni divested its subsidiary Società Padana Energia to Gas Plus. The divested subsidiary includes exploration leases and concessions for developing and producing oil and natural gas in Northern Italy.

Financial results
› In 2010 the E&P Division reported an excellent performance amounting to euro 5,600 million of adjusted net profit, representing an increase of 44.4% from 2009. This was driven by higher oil realizations in dollar terms, the depreciation of the euro against the dollar and higher volumes sold.
› Return on average capital employed calculated on an adjusted basis was 16% in 2010 (12.3% in 2009).

Production
› Reported oil and natural gas production for the full year was 1,815 kboe/d. Production grew by 1.1%, excluding the effect of the updated gas conversion factor. Production growth was driven by the timely delivery of all the 12 planned start ups, particularly the Zubair field in Iraq, and production ramp-ups at fields which were started-up in 2009 for a total increase of 40 kboe/d in 2010. These start-ups will account for 230 kboe/d of production at peak.
› Leveraging on organic growth, Eni expects to deliver more than 3% compound average growth rate over the next four-year period, targeting a production level in excess of 2.05 mmboe/d by 2014 under a Brent scenario at $70 per barrel.

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Eni Annual Report / Operating review

Reserves
› Estimated net proved reserves at December 31, 2010, were 6.84 bboe (up 2.5% from 2009 on comparable basis) based on a 12-month average Brent price of $79 per barrel. The all sources reserve replacement ratio was 125%, net of the gas conversion factor update. Also excluding price effect, the replacement ratio would be 135%. The reserve life index is 10.3 years (10.2 years in 2009).

Exploration and development expenditures
› In 2010, capital expenditures amounted to euro 9,690 million to enhance assets in well established areas of Africa, the Gulf of Mexico and Central Asia. Exploration activities (euro 1,012 million) achieved a number of successes such as the appraisal activity at the large Perla gas discovery in Venezuela and oil discoveries in the Block 15/06 located in the Angolan offshore basin. Further discoveries were made in the North Sea, Egypt, Pakistan, Indonesia, Nigeria and Brazil, through Galp (Eni’s interest 33%).
› A total of 47 new exploratory wells were drilled (23.8 of which represented Eni’s share), in addition to 9 exploratory wells in progress at year end (3.8 net to Eni). The overall commercial success rate was 41% (39% net to Eni).
› Development expenditures were euro 8,578 million to fuel the growth of major projects in Kazakhstan, Congo, the United States, Algeria, Egypt and Norway.

Reserves

Overview
The Company has adopted comprehensive classification criteria for the estimate of proved, proved developed and proved undeveloped oil and gas reserves in accordance with applicable US Securities and Exchange Commission (SEC) regulations, as provided for in Regulation S-X, Rule 4-10. Proved oil and gas reserves are those quantities of liquids (including condensates and natural gas liquids) and natural gas which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, under existing economic conditions, operating methods, and government regulations prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain.
Oil and natural gas prices used in the estimate of proved reserves are obtained from the official survey published by Platt’s Marketwire, except when their calculation derives from existing contractual conditions. Prices[1] are calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period. Prices include consideration of changes in existing prices provided only by contractual arrangements.
Engineering estimates of the Company’s oil and gas reserves are inherently uncertain. Although authoritative guidelines exist regarding engineering criteria that have to be met before estimated oil and gas reserves can be designated as "proved", the accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and evaluation. Consequently, the estimated proved reserves of oil and natural gas may be subject to future revision and upward and downward revisions may be made to the initial booking of reserves due to analysis of new information. Proved reserves to which Eni is entitled under concession contracts are determined by applying Eni’s share of production to total proved reserves of the contractual area, in respect of the duration of the relevant mineral right. Proved reserves to which Eni is entitled under Production Sharing Agreements (PSAs) are calculated so that the sale of production entitlements should cover expenses incurred by the

Group to develop a field (Cost Oil) and on the Profit Oil set contractually (Profit Oil). A similar scheme applies to buy-back and service contracts.

Reserves Governance
Eni exercises rigorous control over the process of booking proved reserves, through a centralized model of reserve governance. The Reserves Department of the Exploration & Production Division is entrusted with the task of: (i) ensuring the periodic certification process of proved reserves; (ii) continuously updating the Company’s guidelines on reserves evaluation and classification and the internal procedures; and (iii) providing training of staff involved in the process of reserves estimation.
Company guidelines have been reviewed by DeGolyer and MacNaughton (D&M), an independent petroleum engineering company, which has stated that those guidelines comply with the SEC rules[2]. D&M has also stated that the company guidelines provide reasonable interpretation of facts and circumstances in line with generally accepted practices in the industry whenever SEC rules may be less precise. When participating in exploration and production activities operated by others entities, Eni estimates its share of proved reserves on the basis of the above guidelines.
The process for estimating reserves, as described in the internal procedure, involves the following roles and responsibilities: (i) the business unit managers (geographic units) and Local Reserves Evaluators (LRE) are in charge with estimating and classifying gross reserves including assessing production profiles, capital expenditures, operating expenses and costs related to asset retirement obligations; (ii) the petroleum engineering department at the head office verifies the production profiles of such properties where significant changes have occurred; (iii) geographic area managers at the head office verify estimates carried out by business unit managers; (iv) the Planning and Control Department provides the economic evaluation of reserves; (v) the Reserve Department, through the Division Reserves Evaluators (DRE), provides independent reviews of fairness and correctness of classifications carried out by the above mentioned units and aggregates worldwide reserve data.

(1)	i	Year-end liquids and natural gas prices were used in the estimate of proved reserves until 2008.
(2)		The reports of independent engineers are available on Eni website eni.com section Publications/Annual Report 2009.

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The Head of the Reserve Department attended the "Politecnico di Torino" and received a Master of Science degree in Mining Engineering in 1985. He has more than 20 years of experience in the oil and gas industry and more than 10 years of experience directly in evaluating reserves.
Staff involved in the reserves evaluation process fulfils the professional qualifications requested and maintains the highest level of independence, objectivity and confidentiality respecting professional ethics. Reserves Evaluators qualifications comply with international standards defined by the Society of Petroleum Engineers.

Reserves independent evaluation
Since 1991, Eni has requested qualified independent oil engineering companies to carry out an independent evaluation[3] of part of its proved reserves on a rotational basis. The description of qualifications of the persons primarily responsible for the reserve audit is included in the third party audit report[4]. In the preparation of their reports, independent evaluators rely, without independent verification, upon information furnished by Eni with respect to property interests, production, current costs of operations and development, sale agreements, prices and other factual information and data that were accepted as represented by the independent evaluators. These data, equally used by Eni in its internal process, include logs, directional surveys, core and PVT (Pressure Volume Temperature) analysis, maps, oil/gas/water production/injection data of wells, reservoir studies; technical analysis relevant to field performance, reservoir performance, long-term development plans, future capital and operating costs.
In order to calculate the economic value of Eni’s equity reserves, actual prices applicable to hydrocarbon sales, price adjustments required by applicable contractual arrangements and other pertinent information are provided. In 2010 Ryder Scott Company and DeGolyer and MacNaughton provided an independent evaluation of 28% of Eni’s total proved reserves at December 31, 2010[5], confirming, as in previous years, the reasonableness of Eni internal evaluation[4].
In the 2008-2010 three year period, 78% of Eni total proved reserves were subject to an independent evaluation. As at December 31, 2010, the principal Eni properties not subjected to independent evaluation in the last three years were Karachaganak (Kazakhstan), Samburgskoye and Yaro-Yakhinskoye (Russia).

Movements in estimated net proved reserves
Eni’s estimated proved reserves were determined taking into account Eni’s share of proved reserves of equity accounted entities. Movements in Eni’s 2010 estimated proved reserves were as follows:

i

(mmboe)		Consolidated subsidiaries		Equity-accounted entities		Total
Estimated net proved reserves at December 31, 2009			6,209		362		6,571
Extensions, discoveries and other additions, revisions of previous estimates, improved recovery and other factors			788		158		946
of which:
Price effect		(80)				(80)
Effect of updating the natural gas conversion factor		97		9		106
Sales of mineral-in-place			(12)				(12)
Production of the year			(653)		(9)		(662)
Estimated net proved reserves at December 31, 2010			6,332		511		6,843
Reserve replacement ratio, all sources (a)	(%)		104		..		125
Reserve replacement ratio, all sources and excluding price effect (a)	(%)		114		..		135

(a)	Net of updating the natural gas conversion factor. This factor has been updated to 1 barrel of oil = 5,550 cubic feet of gas in 2010.

i

Additions to proved reserves booked in 2010 were 946 mmboe (including the impact of gas conversion factor update equal to 106 mmboe) and derived from: (i) revisions of previous estimates were 680 mmboe mainly reported in Libya, Nigeria, Egypt, Iraq and Italy; (ii) extensions, discoveries and other factors were 252 mmboe, with major increases booked in Venezuela, the United Kingdom and Algeria; (ii) improved recovery were 14 mmboe mainly reported in Venezuela. The unfavorable effect of higher oil prices on reserve entitlements in certain PSAs and service contracts (down 80 mmboe) resulted from higher oil prices from one year ago (the Brent prices used in the reserve estimation	process was $79 per barrel in 2010 compared to $59.9 per barrel in 2009). Higher oil prices also resulted in upward revisions associated with improved economics of marginal productions.
Sales of mineral-in-place resulted mainly from the divestment of wholly-owned subsidiary Società Padana Energia to Gas Plus, which holds exploration, development and production properties in Northern Italy.
In 2010, Eni achieved an all-sources reserve replacement ratio[6] net of gas conversion factor update of 125%. Excluding price effects, the replacement ratio would be 135%. The reserve life index is 10.3 years (10.2 years in 2009).

(3)	i	From 1991 to 2002, DeGolyer and MacNaughton; from 2003, also Ryder Scott.
(4)	i	The reports of independent engineers are available on Eni website eni.com section Publications/Annual Report 2010.
(5)	i	Includes Eni’s share of proved reserves of equity accounted entities.
(6)		Ratio of changes in proved reserves for the year resulting from revisions of previously reported reserves, improved recovery, extensions, discoveries and sales or purchases of minerals in place, to production for the year. A ratio higher than 100% indicates that more proved reserves were added than produced in a year. The Reserve Replacement Ratio is not an indicator of future production because the ultimate development and production of reserves is subject to a number of risks and uncertainties. These include the risks associated with the successful completion of large-scale projects, including addressing ongoing regulatory issues and completion of infrastructure, as well as changes in oil and gas prices, political risks and geological and other environmental risks.

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Estimated net proved hydrocarbons reserves (a)				(mmboe)
	Italy	Rest of Europe	North Africa	West Africa	Kazakhstan	Rest of Asia	America	Australia and Oceania	Total consolidated subsidiaries	Equity- accounted entities	Total
Year ended December 31, 2008 (b)	681	525	1,922	1,146	1,336	265	235	132	6,242	358	6,600
Developed	465	417	1,229	827	647	168	133	62	3,948	68	4,016
Undeveloped	216	108	693	319	689	97	102	70	2,294	290	2,584
Year ended December 31, 2009	703	590	1,922	1,141	1,221	236	263	133	6,209	362	6,571
Developed	490	432	1,266	799	614	139	168	122	4,030	74	4,104
Undeveloped	213	158	656	342	607	97	95	11	2,179	288	2,467
Year ended December 31, 2010	724	601	2,096	1,133	1,126	295	230	127	6,332	511	6,843
Developed	554	405	1,215	812	543	139	141	117	3,926	96	4,022
Undeveloped	170	196	881	321	583	156	89	10	2,406	415	2,821

Estimated net proved liquids reserves				(mmbbl)
	Italy	Rest of Europe	North Africa	West Africa	Kazakhstan	Rest of Asia	America	Australia and Oceania	Total consolidated subsidiaries	Equity-accounted entities	Total
Year ended December 31, 2008 (b)	186	277	823	783	911	106	131	26	3,243	92	3,335
Developed	111	222	613	576	298	92	74	23	2,009	27	2,036
Undeveloped	75	55	210	207	613	14	57	3	1,234	65	1,299
Year ended December 31, 2009	233	351	895	770	849	94	153	32	3,377	86	3,463
Developed	141	218	659	544	291	45	80	23	2,001	34	2,035
Undeveloped	92	133	236	226	558	49	73	9	1,376	52	1,428
Year ended December 31, 2010	248	349	978	750	788	139	134	29	3,415	208	3,623
Developed	183	207	656	533	251	39	62	20	1,951	52	2,003
Undeveloped	65	142	322	217	537	100	72	9	1,464	156	1,620

Estimated net proved natural gas reserves				(bcf)
	Italy	Rest of Europe	North Africa	West Africa	Kazakhstan	Rest of Asia	America	Australia and Oceania	Total consolidated subsidiaries	Equity-accounted entities	Total
Year ended December 31, 2008 (b)	2,844	1,421	6,311	2,084	2,437	911	600	606	17,214	1,534	18,748
Developed	2,031	1,122	3,537	1,443	2,005	439	340	221	11,138	230	11,368
Undeveloped	813	299	2,774	641	432	472	260	385	6,076	1,304	7,380
Year ended December 31, 2009	2,704	1,380	5,894	2,127	2,139	814	629	575	16,262	1,588	17,850
Developed	2,001	1,231	3,486	1,463	1,859	539	506	565	11,650	234	11,884
Undeveloped	703	149	2,408	664	280	275	123	10	4,612	1,354	5,966
Year ended December 31, 2010	2,644	1,401	6,207	2,127	1,874	871	530	544	16,198	1,684	17,882
Developed	2,061	1,103	3,100	1,550	1,621	560	431	539	10,965	246	11,211
Undeveloped	583	298	3,107	577	253	311	99	5	5,233	1,438	6,671
i	i	i
(a)	i	From April 1, 2010, Eni has updated the natural gas conversion factor from 5,742 to 5,550 standard cubic feet of gas per barrel of oil equivalent. For further information see the paragraph "Summary of significant accounting policies" in the Notes to the Consolidated Financial Statements.
(b)	i	Includes a 29,4% stake of the reserves of the three equity-accounted Russian companies participated by the joint-venture 000 SeverEnergia, owned by Eni (60%) and its Italian partner Enel (40%) which on September 23, 2009, completed the divestment of the 51% stake in the venture to Gazprom in line with the call option arrangement.

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Eni Annual Report / Operating review

Proved undeveloped reserves
Proved undeveloped reserves as of December 31, 2010 totaled 2,821 mmboe. At year-end, liquids proved undeveloped reserves amounted to 1,620 mmbbl, mainly concentrated in Africa and Kazakhstan. Natural gas proved undeveloped reserves accounted for 6,671 bcf, mainly located in Africa and Russia.
In 2010, total proved undeveloped reserves increased by 354 mmboe. The main reasons for the variation are revisions and new projects sanction, mainly in Libya, Venezuela and Iraq.
During 2010, Eni converted 295 mmboe of proved undeveloped reserves to proved developed reserves. The main reclassification to proved developed were related to development activities, revisions and production start-up of the following fields/projects: Cerro Falcone (Italy), M’Boundi (Congo), Wafa (Libya), Bhit and Sawan (Pakistan), Morvin (Norway), Tuna and Hapy (Egypt) and Karachaganak (Kazakhstan).
In 2010, capital expenditures amounted to approximately euro 1.7 billion and were made to progress the development of proved undeveloped reserves.
Reserves that remain proved undeveloped for five or more years are a result of several physical factors that affect the timing of the projects development and execution, such as the complex nature of the development project in adverse and remote locations, physical limitations of infrastructure or plant capacities and contractual limitations that establish production levels.
The Company estimates that approximately 0.9 bboe of proved undeveloped reserves have remained undeveloped for five years or more with respect to the balance sheet date, mainly related to: (i) the Kashagan project in Kazakhstan (0.6 bboe) where development activities are progressing and production start-up is targeted by the end of 2012. For more details regarding this project please refer to "Main exploration and development projects-Kashagan"; (ii) some Libyan gas fields where development activities and production start-up is dependent upon a long-term gas supply agreement; and (iii) other minor projects where development activities are progressing.

Delivery commitments
Eni sells crude oil and natural gas from its producing operations under a variety of contractual obligations. Some of these contracts, mostly relating to natural gas, specify the delivery of fixed and determinable quantities.
Eni is contractually committed under existing contracts or agreements to deliver in the next three years almost exclusively natural gas to third parties for a total of approximately 1,852 bcf from producing assets located in Australia, Egypt, India, Indonesia, Libya, Nigeria, Norway, Pakistan, Tunisia and the United Kingdom.
The sales contracts contain a mix of fixed and variable pricing formulas that are generally referenced to the market price for crude oil, natural gas or other petroleum products.
Management believes it can satisfy these contracts from quantities available from production of the Company’s proved developed reserves and supplies from third parties based on existing contracts. Production will account for approximately 68% of delivery commitments.
The temporary shut down of the GreenStream pipeline due to ongoing tensions and unrest in Libya will not materially impair the Company’s ability to fulfill its contractual delivery commitments with third parties as the Company can make use of its gas availability form various sources to meet those commitments.
Eni has met all contractual delivery commitments as of December 31, 2010.

Oil and gas production

Eni reported oil and natural gas production for the full year of 1,815 kboe/d. This was calculated assuming a natural gas conversion factor to barrel equivalent which was updated to 5,550 cubic feet of gas equal 1 barrel of oil from April 1, 2010. On a comparable basis, i.e. when excluding the effect of updating the gas conversion factor, production showed an increase of 1.1% for the full year. Production growth was driven by additions from 12 new field start-ups, particularly the Zubair field (Eni’s interest 32.8%) in Iraq, and production ramp-ups at fields which were started-up in 2009 (for a total increase of 40 kboe/d). These increases were partially offset by mature field declines. Lower entitlements in the Company’s PSAs due to higher oil prices, as well as lower gas uplifts in Libya as a result of oversupply conditions in the European market were partly offset by lower OPEC restrictions resulting in a net negative impact of approximately 7 kboe/d. The share of oil and natural gas produced outside Italy was 90% (90% in 2009).
Liquids production (997 kbbl/d) decreased by 10 kbbl/d from 2009 (down 1%). The impact of mature field declines was partly offset by organic growth and production start-ups achieved in particular in Nigeria, due to the ramp-up of the Oyo project (Eni’s interest 40%), in Italy as a result of the ramp-up of the Val d’Agri enhanced development project (Eni’s interest 60.77%), in Tunisia due to the production start-up/ramp-up of the Baraka and Maamoura projects (Eni operator with a 49% interest) as well as Zubair in Iraq.
Natural gas production (4,540 mmcf/d) increased by 166 mmcf/d from 2009 (up 4%). The main increases were registered in Nigeria, due to projects start-up in the Block OML 28 (Eni’s interest 5%), in Australia, due to ramp-up of the Blacktip project (Eni’s interest 100%), in Congo, due to ramp-up of the M’Boundi gas project (Eni operator with a 83% interest), in Egypt, due to start-up of the Tuna field (Eni operator with a 50% interest), in Italy, due to start-up of the Annamaria project (Eni operator with a 90% interest) and in India, due to organic growth of the PY-1 project (Eni’s interest 47.18%). These increases were offset in part by mature field declines.
Production started at all 12 fields planned for the year. The main projects, in addition to Zubair in Iraq, were the following: Annamaria located in an offshore area between Italy and Croatia, Baraka in Tunisia, Rom Integrated in Algeria, M’Boundi IPP (Eni’s interest 100%) in Congo, Morvin (Eni’s interest 30%) in Norway, Arcadia (Eni operator with a 56% interest) and Tuna in Egypt, as well as other start-ups in China, Congo, Nigeria and the United Kingdom.
Oil and gas production sold amounted to 638 mmboe. The 24.5 mmboe difference over production (662.5 mmboe) reflected volumes of natural gas consumed in operations (20.9 mmboe).
Approximately 58% of liquids production sold (361.3 mmbbl) was destined to Eni’s Refining & Marketing Division (of which 18% was processed in Eni’s refinery); about 28% of natural gas production sold (1,536 bcf) was destined to Eni’s Gas & Power Division.

Contents

Eni Annual Report / Operating review

Oil and natural gas production (a) (b) (c)
	Liquids (kbbl/d)	Natural gas (mmcf/d)	Hydrocarbons (kboe/d)	Liquids (kbbl/d)	Natural gas (mmcf/d)	Hydrocarbons (kboe/d)	Liquids (kbbl/d)	Natural gas(mmcf/d)	Hydrocarbons (kboe/d)
	2008			2009			2010

Italy	68	749.9	199	56	652.6	169	61	673.2	183
Rest of Europe	140	626.7	249	133	655.5	247	121	559.2	222
Croatia		68.7	12		95.5	17		45.3	8
Norway	83	264.8	129	78	273.7	126	74	271.6	123
United Kingdom	57	293.2	108	55	286.3	104	47	242.3	91
North Africa	338	1,761.6	645	292	1,614.2	573	301	1,673.2	602
Algeria	80	18.5	83	80	19.7	83	74	20.2	77
Egypt	98	818.4	240	91	793.7	230	96	755.1	232
Libya	147	907.6	306	108	780.4	244	116	871.1	273
Tunisia	13	17.1	16	13	20.4	16	15	26.8	20
West Africa	289	260.7	335	312	274.3	360	321	441.5	400
Angola	121	28.1	126	125	29.3	130	113	31.9	118
Congo	84	12.7	87	97	27.3	102	98	67.9	110
Nigeria	84	219.9	122	90	217.7	128	110	341.7	172
Kazakhstan	69	244.7	111	70	259.0	115	65	237.0	108
Rest of Asia	49	426.2	124	57	444.8	135	48	463.9	131
China	6	10.9	8	7	8.2	8	6	6.7	7
India					3.7	1	1	36.6	8
Indonesia	2	99.7	20	2	104.8	21	2	94.4	19
Iran	28		28	35		35	21		21
Iraq							5		5
Pakistan	1	315.6	56	1	328.1	58	1	326.2	59
Turkmenistan	12		12	12		12	12		12
America	63	311.5	117	79	424.7	153	71	396.0	143
Ecuador	16		16	14		14	11		11
Trinidad & Tobago		54.6	9		67.0	12		63.6	12
United States	42	256.9	87	57	357.7	119	50	332.4	110
Venezuela	5		5	8		8	10		10
Australia and Oceania	10	42.2	17	8	48.6	17	9	95.7	26
Australia	10	42.2	17	8	48.6	17	9	95.7	26
Total	1,026	4,423.5	1,797	1,007	4,373.7	1,769	997	4,539.7	1,815
Oil and natural gas production net of updating the natural gas conversion factor	-	-	1,797	-	-	1,769	-	-	1,789
i	i	i
(a)	i	From April 1, 2010, Eni has updated the natural gas conversion factor from 5,742 to 5,550 standard cubic feet of gas per barrel of oil equivalent. For further information see the paragraph "Summary of significant accounting policies" in the Notes to the Consolidated Financial Statements.
(b)	i	Includes volumes of gas consumed in operations (318, 300 and 281 mmcf/d in 2010, 2009 and 2008, respectively).
(c)	i	Includes Eni’s share of equity-accounted entities production.

Contents

Eni Annual Report / Operating review

Drilling and other exploratory
and development activities

Exploration
In 2010, a total of 47 new exploratory wells[7] were drilled (23.8 of which represented Eni’s share), as compared to 69 exploratory wells drilled in 2009 (37.6 of which represented Eni’s share) and 111 exploratory wells drilled in 2008 (58.4 of which represented Eni’s share).

The following tables show the number of net productive, dry and in progress exploratory wells in the years indicated by the Group and its equity-accounted entities in accordance with the requirements of the FASB Extractive Activities - Oil & Gas (Topic 932).

Overall commercial success rate was 41% (39% net to Eni) as compared to 41.9% (43.6% net to Eni) and 36.5% (43.4% net to Eni) in 2009 and 2008, respectively.

Development
In 2010 a total of 399 development wells were drilled (178 of which represented Eni’s share) as compared to 418 development wells drilled in 2009 (175.1 of which represented Eni’s share) and 366 development wells drilled in 2008 (155.1 of which represented Eni’s share).

The drilling of 122 wells (43 of which represented Eni’s share) is currently underway. Oil and natural gas producing wells were 8,153 (2,895.6 of which represented Eni’s share).

The following tables show the number of net productive, dry and in progress development wells as well as productive wells in the years indicated by the Group and its equity-accounted entities in accordance with the requirements of the FASB Extractive Activities - Oil & Gas (Topic 932).

Net exploration and development drilling activity
(units)	i	Italy	i	Rest of Europe	i	North Africa	i	West Africa	i	Kazakhstan	i	Rest of Asia	i	America	i	Australia and Oceania	i	Total
2008	0.7	3.7	22.9	7.4		16.2	3.4	1.4	55.7
Exploratory
Productive		0.7	8.7	4.0		9.4	1.4		24.2
Dry (a)	0.7	3.0	14.2	3.4		6.8	2.0	1.4	31.5
Development	12.9	5.5	47.6	37.2	2.6	43.0	6.3		155.1
Productive	11.3	5.5	46.4	36.4	2.6	36.5	6.3		145.0
Dry (a)	1.6		1.2	0.8		6.5			10.1
2009	1.0	4.3	8.6	2.7		6.2	4.8	2.2	29.8
Exploratory
Productive		4.1	4.8			2.3	1.0	0.8	13.0
Dry (a)	1.0	0.2	3.8	2.7		3.9	3.8	1.4	16.8
Development	18.3	12.5	41.1	37.7	3.8	42.9	16.6	2.2	175.1
Productive	18.3	12.5	40.7	35.8	3.8	38.6	15.6	2.2	167.5
Dry (a)			0.4	1.9		4.3	1.0		7.6
2010	0.5	2.8	17.4	7.0		3.8	6.3	1.4	39.2
Exploratory
Productive		1.7	9.3	2.3		1.0		1.0	15.3
Dry (a)	0.5	1.1	8.1	4.7		2.8	6.3	0.4	23.9
Development	24.9	3.1	44.6	30.5	1.8	43.5	28.1	1.5	178.0
Productive	23.9	2.9	44.3	28.0	1.8	41.7	27.6	1.5	171.7
Dry (a)	1.0	0.2	0.3	2.5		1.8	0.5		6.3
i	i	i
(a)	i	A dry well is an exploratory, development, or extension well that proves to be incapable of producing either oil or gas sufficient quantities to justify completion as an oil or gas well.

(7)	i	Including drilled exploratory wells that have been suspended pending further evaluation.

Contents

Eni Annual Report / Operating review

Present activities

Drilling activity in progress								(units)
i	i	Italy	i	Rest of Europe	i	North Africa	i	West Africa	i	Kazakhstan	i	Rest of Asia	i	America	i	Australia and Oceania	i	Total
2010
Exploratory (a)
Gross	6.0	19.0	11.0	52.0	13.0	22.0	13.0	1.0	137.0
Net	4.4	5.0	8.7	12.6	2.3	11.7	4.0	0.4	49.1
Development
Gross	4.0	18.0	18.0	23.0	8.0	11.0	40.0		122.0
Net	3.5	2.9	8.1	8.4	1.5	5.8	12.8		43.0

(a)	Includes temporary suspended wells pending further evaluation.

Oil and gas properties, wells, operations and acreage

Productive oil and gas wells (a)								(units)
i	i	Italy	i	Rest of Europe	i	North Africa	i	West Africa	i	Kazakhstan	i	Rest of Asia	i	America	i	Australia and Oceania	i	Total
2010
Oil wells
Gross	224.0	408.0	1,240.0	3,002.0	91.0	618.0	134.0	4.0	5,721.0
Net	184.4	63.1	601.1	515.3	29.6	383.8	63.6	2.6	1,843.5
Gas wells
Gross	525.0	206.0	131.0	505.0		762.0	289.0	14.0	2,432.0
Net	479.3	93.2	52.6	37.1		290.5	96.1	3.3	1,052.1

(a)	Includes 2,320 gross (700 net) multiple completion wells (more than one producing into the same well bore). Productive wells are producing wells and wells capable of production. One or more completions in the same bore hole are counted as one well.

Acreage
As of December 31, 2010, Eni’s mineral right portfolio consisted of 1,176 exclusive or shared rights for exploration and development in 43 Countries on five continents for a total acreage of 320,961 square kilometers net to Eni of which developed acreage of 41,386 square kilometers and undeveloped acreage of 279,575 square kilometers.
In 2010, changes in total net acreage mainly derived from: (i) new leases in Poland, Democratic Republic of Congo, Togo, Angola, Pakistan and Venezuela for a total acreage of approximately	13,000 square kilometers; (ii) the divestment of the wholly-owned subsidiary Società Padana Energia and leases in Nigeria for a total acreage of approximately 1,500 square kilometers; (iii) the total relinquishment of mainly exploration leases in Pakistan, Australia, Congo, Italy, Egypt, Russia and East Timor, covering an undeveloped acreage in excess of 23,000 square kilometers; and (iv) the decrease in net acreage due to partial relinquishment or interest reduction in Mali and Indonesia for a total net acreage of approximately 15,000 square kilometers.

Contents

Eni Annual Report / Operating review

Oil and natural gas interests
December 31, 2009	December 31, 2010

Total net acreage (a)	Number of interests	Gross developed acreage (a) (b)	Gross undeveloped acreage (a) (b)	Total gross acreage (a)	Net developed acreage (a) (b)	Net undeveloped acreage (a) (b)	Total net acreage (a)

EUROPE	31,607	287	17,430	28,293	45,723	11,142	17,937	29,079
Italy	22,038	154	10,951	12,945	23,896	8,995	10,102	19,097
Rest of Europe	9,569	133	6,479	15,348	21,827	2,147	7,835	9,982
Croatia	987	2	1,975		1,975	987		987
Norway	3,412	49	2,276	5,956	8,232	338	2,080	2,418
Poland		3		1,968	1,968		1,968	1,968
United Kingdom	1,469	73	2,228	1,364	3,592	822	329	1,151
Other Countries	3,701	6		6,060	6,060		3,458	3,458
AFRICA	158,749	274	68,350	211,830	280,180	20,153	132,518	152,671
North Africa	46,011	116	31,723	48,530	80,253	13,802	30,475	44,277
Algeria	17,244	38	2,177	17,433	19,610	730	16,514	17,244
Egypt	8,328	54	5,135	12,669	17,804	1,847	4,747	6,594
Libya	18,165	13	17,947	18,428	36,375	8,951	9,214	18,165
Tunisia	2,274	11	6,464		6,464	2,274		2,274
West Africa	60,524	152	36,627	86,076	122,703	6,351	49,830	56,181
Angola	3,393	68	4,532	15,569	20,101	589	3,931	4,520
Congo	8,188	25	1,900	9,680	11,580	1,044	5,030	6,074
Democratic Republic of Congo		1		1,118	1,118		615	615
Gabon	7,615	6		7,615	7,615		7,615	7,615
Ghana	1,086	2		2,300	2,300		1,086	1,086
Mali	31,668	1		32,458	32,458		21,640	21,640
Nigeria	8,574	47	30,195	11,144	41,339	4,718	3,721	8,439
Togo		2		6,192	6,192		6,192	6,192
Other Countries	52,214	6		77,224	77,224		52,213	52,213
ASIA	125,641	78	18,825	191,203	210,028	6,352	106,393	112,745
Kazakhstan	880	6	324	4,609	4,933	105	775	880
Rest of Asia	124,761	72	18,501	186,594	205,095	6,247	105,618	111,865
China	18,322	10	138	18,256	18,394	22	18,210	18,232
East Timor	7,999	4		8,087	8,087		6,470	6,470
India	10,089	14	303	27,861	28,164	143	9,946	10,089
Indonesia	16,519	12	1,735	24,054	25,789	656	12,256	12,912
Iran	820	4	1,456		1,456	820		820
Iraq	640	1	1,950		1,950	640		640
Pakistan	18,201	18	9,122	17,224	26,346	2,708	8,639	11,347
Russia	2,323	4	3,597	1,529	5,126	1,058	449	1,507
Saudi Arabia	25,844	1		51,687	51,687		25,844	25,844
Turkmenistan	200	1	200		200	200		200
Yemen	20,560	2		23,296	23,296		20,560	20,560
Other Countries	3,244	1		14,600	14,600		3,244	3,244
AMERICA	11,523	522	4,659	17,356	22,015	3,063	8,124	11,187
Brazil	1,067	1		745	745		745	745
Ecuador	2,000	1	2,000		2,000	2,000		2,000
Trinidad and Tobago	66	1	382		382	66		66
USA	6,450	506	1,899	8,536	10,435	899	4,997	5,896
Venezuela	614	5	378	2,528	2,906	98	1,056	1,154
Other Countries	1,326	8		5,547	5,547		1,326	1,326
AUSTRALIA AND OCEANIA	20,342	15	1,057	43,153	44,210	676	14,603	15,279
Australia	20,304	14	1,057	42,389	43,446	676	14,565	15,241
Other Countries	38	1		764	764		38	38
Total	347,862	1,176	110,321	491,835	602,156	41,386	279,575	320,961
i	i	i
(a)	i	Square kilometers.
(b)	i	Developed acreage refers to those leases in which at least a portion of the area is in production or encompasses proved developed reserves.

Contents

Eni Annual Report / Operating review

Main exploration and development projects

Italy

In October 2010, with a view to rationalizing its upstream portfolio, Eni closed the divestment of the entire share capital of its subsidiary Società Padana Energia to Gas Plus. The divested subsidiary includes exploration leases and concessions for developing and producing oil and natural gas in Northern Italy. Cash consideration for the deal amounted to euro 179 million, subject to a possible adjustment of up to euro 25 million related to achieving certain production targets at assets under development. Further price adjustments are foreseen in connection with appraising the underlying exploration potential.
On August 26, 2010 became effective the Law Decree No. 128 of June 29, 2010 issued by the Italian Government that introduced certain restrictions for hydrocarbons exploration and production activities mainly in certain offshore and coastline areas due to environmental constraints without impacting the titles already granted to conduct oil and gas operations.
Eni and other operators in the industry have commenced discussions with the Ministry for Economic Development and the Ministry for the Environment to clarify uncertainties in correctly interpreting and applying the new regulations. During the year the Group did not incur any significant impact on its operations related with this new decree, while certain projects initially planned for 2011 have been rescheduled.
In 2010 production started-up at: (i) the Annamaria B production platform (Eni operator with a 90% interest), located at the border with Croatian territorial waters. During the course of the year the field reached its production plateau at approximately 40 mmcf/d; (ii) the Bonaccia Est field flowing at the initial rate of approximately 36 mmcf/d.
Development activities progressed at the Val d’Agri concession (Eni’s interest 60.77%) as wells at Cerro Falcone were connected to the oil treatment centre. Other activities were performed including: (i) optimization of producing fields by means of sidetrack and work over activities (Barbara, Annalisa and Azalea); (ii) sidetrack programs and facility upgrading in Val d’Agri; (iii) upgrading activities of compression plants and treatment facilities at the Crotone plants; (iv) development activities at the Capparuccia, Tresauro and Guendalina fields.

Rest of Europe

Norway Exploration activities yielded positive results in: (i) the Prospecting License 128 (Eni’s interest 11.5%) with the Fossekal oil discovery that will exploit synergies with the Norne (Eni’s interest 6.9%) production facilities; (ii) the PL 473 license (Eni’s interest 29.4%) with the Flyndretind oil discovery.
In 2010 production was started up at the Morvin field (Eni’s interest 30%) through the first three wells of the development program. Production is expected to peak at 15 kboe/d net to Eni in 2011 when the project is completed.
Development activities have been progressing at the Goliat field (Eni operator with a 65% interest) in the Barents Sea. In 2010, EPC contracts have been awarded for building an FPSO unit that will be linked to an underwater production system, onshore facilities and an offshore supply system designed to reduce CO2 emissions. Start-up is expected in 2013 with a production plateau at 100 kbbl/d. Development activities progressed to put in production discovered reserves near the Asgaard field (Eni’s interest 14.82%) with the Marulk development plan (Eni operator with a 20% interest). Start-up is expected in 2012.
Other ongoing activities aimed at maintaining and optimizing production at the Ekofisk field by means of infilling wells, the development of the South Area, upgrading of existing facilities and optimization of water injection.

United Kingdom Exploration activity concerned the drilling of an appraisal well at the Culzean gas discovery (Eni’s interest 16.95%), near the Elgin/Franklin producing field (Eni’s interest 21.87%) for assessing its possible development options.
In 2010, Eni signed a Sale and Purchase Agreement to divest its 18% stake of the Blane producing field and closed the divestment of its entire working interest in the Laggan (Eni’s interest 20%) and Tormore (Eni’s interest 22.5%) pre-development fields.
Production started-up at the Burghley field (Eni’s interest 21.92%). Ongoing activities are aimed at optimizing production at the Elgin/Franklin field and infilling activity at the J-Block (Eni’s interest 33%).
In the fourth quarter of 2010 the following projects were sanctioned by partners and relevant authorities: (i) development program at the Jasmine discovery (Eni’s interest 33%). Engineering activities are ongoing. Start-up is expected in 2012; (ii) Phase 2 of the development program of the West Franklin field (Eni’s interest 21.87%). This project provides the construction of a production platform, drilling additional wells and linkage to the Elgin/Franklin treatment plant.
Pre-development activities started at the Kinnoul oil and gas discovery (Eni’s interest 16.67%) to be developed in synergy with the production facilities of the Andrew field (Eni’s interest 16.21%).

North Africa

Algeria Development activity progressed on the MLE and CAFC integrated project (Eni’s interest 75%) purchased in 2008 from the Canadian company First Calgary. The final investment decision of projects was sanctioned (MLE in 2009; CAFC in April 2010). The MLE development plan foresees the construction of a natural gas treatment plant with a capacity of 350 mmcf/d and of four export pipelines with linkage to the national grid system. These facilities will also receive gas from the CAFC field. As of December 31, 2010, 61% of the project was completed. The CAFC project provides the construction of an oil treatment plant and will also benefit from synergies with existing MLE production facilities. As of December 31, 2010, 27% of the project was completed. Oil and natural gas production start-up is expected in 2012 and 2011, respectively, with a production plateau of approximately 33 kboe/d net to Eni by 2014.
Other development activity regarded mainly: (i) the development of the integrated Rom project and satellites (Zea, Zec and Rec) reserves following the area’s mineral potential revaluation. The project has been approved by the relevant authorities. Current production is collected at the Rom Central Production Facility

Contents

Eni Annual Report / Operating review

(CPF) and delivered to the treatment plant in Bir Rebaa North. An export pipeline has been completed and a new multiphase pumping system is under construction in compliance with applicable Country law to reduce gas flaring; (ii) the El Merk project. Drilling activities and the construction of treatment facilities are underway. The 60% of the project was completed at year-end. Production start-up is expected in 2012.

Egypt Exploration activities yielded positive results in the: (i) Belayim concession (Eni’s interest 100%) with two discovery wells containing oil that were linked to existing facilities; (ii) El Qara North (Eni’s interest 75%) and Zaafaran East (Eni’s interest 75%) gas discoveries which were linked to the existing nearby facilities; (iii) Melehia development lease (Eni’s interest 56%) with the Jana and Arcadia oil discoveries. The latter was started-up in the second half of the year.
In July 2010, Eni signed a Strategic Framework Agreement with the Egyptian Ministry of Petroleum for new upstream and downstream initiatives. The agreement provides for: (i) a joint study to evaluate a number of upstream activities in the Mediterranean basin and outside Egypt, including Gabon and Iraq; and (ii) an initiative to secure rights for Eni to acquire gas transport capacity in the Arab Gas Pipeline system in compliance with existing intergovernmental agreements.
In May 2010, Eni divested a 50% interest in the Ashrafi offshore field located in the Gulf of Suez. Eni will retain operatorship and a 50% interest.
Production start-up was achieved at the Tuna field (Eni operator with a 50% interest) through linkage to the El Gamil facility with a production plateau at approximately 70 mmcf/d net to Eni.
Other development activities mainly regarded: (i) the basic engineering of the Belayim field for the upgrading of water injection facilities to recover residual reserves; (ii) the second phase of the Denise field (Eni operator with a 50% interest); (iii) the upgrading of the El Gamil plant by adding new compression capacity to support production.
Through its affiliate Unión Fenosa Gas, Eni has an indirect interest in the Damietta natural gas liquefaction plant with a producing capacity of 5.1 mmtonnes/y of LNG corresponding to approximately 268 bcf/y of feed gas. Eni is currently supplying 35 bcf/y for a twenty-year period. Natural gas supplies derived from the Taurt and Denise fields with 17 kboe/d net to Eni of feed gas.

Libya For further information about Libyan Tensions see page 13. Main development activities underway concerned the Western Libyan Gas project (Eni’s interest 50%) for the monetization of gas reserves ratified in the strategic agreements between Eni and NOC. Activities were performed for maintaining gas production profiles at the Wafa and Bahr Essalam fields through increasing compression capacity at the Wafa field and drilling additional wells at both fields. In 2010 volumes delivered through the GreenStream pipeline were 309 bcf. In addition, 53 bcf were sold on the Libyan market for power generation and approximately 7 bcf to feed the GreenStream compressor station.

Tunisia In 2010 Eni signed new terms for the El Borma concession (Eni’s interest 50%), due to expire in 2043. Development activities concerned the completion of the operated Baraka project (Eni’s interest 49%) and ramp-up of production at Maamoura field (Eni operator with a 49% interest).
Optimization of production was carried out at the Adam (Eni operator with a 25% interest), Djebel Grouz (Eni’s interest 50%), Oued Zar (Eni’s interest 50%) and El Borma fields.

West Africa

Angola Exploration activities yielded positive results in: (i) Block 0 (Eni’s interest 9.8%) with the liquids and gas discovery located in the Vanza area; (ii) Development Areas in former Block 14 (Eni’s interest 20%) with the Lucapa 6 appraisal oil well. Activities are underway for assessing its possible development opportunities following the area’s mineral potential revaluation; (iii) operated Block 15/06 (Eni’s interest 35%) with the appraisal wells of the Cinguvu (Cinguvu-1), Cabaça (Cabaça South East-2) and Mpungi (Mpungi 1 e 2) oil discoveries. The appraisal activities were completed ahead of schedule with commitments increasing the initial resource estimate to develop the East Hub and West Hub projects. In February 2010, the West Hub concept definition (FEED) was approved while the final investment decision was sanctioned at year end. Start-up is expected in 2013 with peaking production at 22 kbbl/d.
In January 2011, Eni was awarded rights to explore and the operatorship of deep offshore Block 35, with a 30% interest. The agreement foresees the drilling of 2 commitment wells to be carried out in the first 5 years of exploration phase. This deal is subject to the approval of the relevant authorities.
Within the activities for reducing gas flaring in Block 0, activity progressed at the Nemba field in Area B. Completion is expected in 2013 reducing flared gas by approximately 85%. Other ongoing projects include: (i) completion of linkage and treatment facilities at the Malongo plant; (ii) installation of a second compression unit at the platform in the Nemba field in Area B. Flaring down of the Malongo area is still underway with completion expected in 2011.
In the Development Areas of former Block 14, infilling activity was carried out at the Benguela-Belize/Lobito-Tomboco fields.
Main projects underway in the Development Areas of former Block 15 (Eni’s interest 20%) regarded: (i) the satellites of Kizomba Phase 1, with start-up expected before mid 2012 and peaking production at 100 kbbl/d (21 kbbl/d net to Eni) in 2013; (ii) drilling activity at the Mondo and Saxi/Batuque fields to finalize their development plan. The subsea facility of the Gas Gathering project has been already completed. The project provides the construction of a pipeline collecting all the gas of the Kizomba, Mondo and Saxi/Batuque fields.
Eni holds a 13.6% interest in the Angola LNG Limited (A-LNG) consortium responsible for the construction of an LNG plant in Soyo, 300 kilometers North of Luanda. It will be designed with a processing capacity of approximately 1 bcf/d of natural gas and produce 5.2 mmtonnes/y of LNG, condensates and LPG. The project has been sanctioned by relevant Angolan authorities. It envisages the development of 10,594 bcf of gas in 30 years. Start-up is expected in the first quarter of 2012. LNG is expected to be delivered to the United States market at the re-gasification plant in Pascagoula, currently under construction, (Eni’s capacity amounting to approximately 205 bcf/y) in Mississippi.
During the year Eni signed a Memorandum of Understanding with

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the other project partners to assess further possible marketing opportunities.
In 2010 the following activities were carried out: (i) engineering and procurement; (ii) linkage to onshore facilities; (iii) increase in storage capacity of LNG, condensates and LPG; (iv) fuel gas supplies from Block 15.
In addition, Eni is part of a second gas consortium with the national Angolan company and other partners that will explore further potential gas discoveries to support the feasibility of a second LNG train or other marketing projects to deliver gas and associated liquids. Eni is technical advisor with a 20% interest.

Congo Production started-up at Zingali and Loufika (Eni operator with an 85% interest) onshore satellites of the M’Boundi field. Ongoing development activities concerned offshore fields with start-up expected in the 2011-2012 period.
Activities on the M’Boundi field (Eni operator with an 83% interest) moved forward with the application of advanced recovery techniques and a design to monetize associated gas within the activities aimed at reducing flared gas. Eni signed a long term agreement to supply associated gas from the M’Boundi field to feed three facilities in the Pointe Noire area: (i) the under construction potassium plant, owned by Canadian Company MAG Industries; (ii) the existing Djeno power plant (CED - Centrale Electrique du Djeno); (iii) the recently built CEC Centrale Electrique du Congo power plant (Eni’s interest 20%). These facilities will also receive gas in the future from the offshore discoveries of the Marine XII permit. Development activities to build the CEC power plant moved forward as scheduled in the cooperation agreement signed by Eni and the Republic of Congo in 2007, with the start-up of the first and second turbo-generator.
Within the activities aimed to monetize gas reserves, the RIT project moved forward with the rehabilitation plan of the Pointe Noire-Brazzaville power grid. In 2010 the RIT project - Phase 1 (DEPN - electric power distribution) started-up in Pointe Noire.

Nigeria Exploration activity yielded positive results with the Tuomo 4 oil discovery (Eni’s interest 20%).
In Blocks OML 60, 61, 62 and 63 (Eni operator with a 20% interest), within the activities aimed at guaranteeing production to feed gas to the Bonny liquefaction plant development activity concerned: (i) the completion of basic engineering to increase capacity at the Obiafu/Obrikon plant; (ii) the installation of a new treatment plant and transport facilities to ensure 155 mmcf/d of feed gas for a twenty-year period. To the same end the development plan of the Tuomo gas field has been progressing along with its linkage to the Ogbainbiri treatment plant. In 2010 a new compressor plant was started up aiming to feed gas for the liquefaction trains 4 and 5, amounting to 311 mmcf/d (60 mmcf/d net to Eni). In Block OML 61 flaring down of the Ebocha oil plant was completed.
The Forcados/Yokri oil and gas field (Eni’s interest 5%) is under development as part of the integrated associated gas gathering project aimed at supplying gas to the domestic market. First gas is expected in 2013 and project completion in 2015.
In the Block OML 28 (Eni’s interest 5%) within the integrated oil and natural gas project in the Gbaran-Ubie area, the first treatment unit started-up with first gas production. The development plan provides for the construction of a Central Processing Facility (CPF)

with treatment capacity of about 1 bcf/d of gas and 120 kbbl/day of liquids, the drilling of producing wells and the construction of a pipeline to carry the gas to the Bonny liquefaction plant.
Eni holds a 10.4% interest in Nigeria LNG Ltd responsible for the management of the Bonny liquefaction plant, located in the Eastern Niger Delta. The plant has a design treatment capacity of approximately 1,236 bcf/y of feed gas corresponding to a production of 22 mmtonnes/y of LNG on 6 trains. The seventh unit is being engineered as it is in the planning phase. When fully operational, total capacity will amount to approximately 30 mmtonnes/y of LNG, corresponding to a feedstock of approximately 1,624 bcf/y. Natural gas supplies to the plant are provided under gas supply agreements with a 20-year term from the SPDC joint venture (Eni’s interest 5%) and the NAOC JV, the latter operating the OMLs 60, 61, 62 and 63 blocks. In 2010, total supplies were 1,870 mmcf/d (191 mmcf/d net to Eni corresponding to 34 kboe/d). LNG production is sold under long-term contracts and exported to European and American markets by the Bonny Gas Transport fleet, wholly owned by Nigeria LNG Co.
Eni holds a 17% interest of the Brass LNG Ltd Company for the construction of a natural gas liquefaction plant to be built near the existing Brass terminal, 100 kilometers west of Bonny. This plant is expected to start operating in 2016 with a production capacity of 10 mmtonnes/y of LNG corresponding to 590 bcf/y (approximately 60 net to Eni) of feed gas on 2 trains for twenty years. Supplies to this plant will derive from the collection of associated gas from nearby producing fields and from the development of gas reserves in the onshore OMLs 60 and 61. The venture signed preliminary long-term contracts to sell the whole LNG production capacity. Eni acquired 1.67 mmtonnes/y of LNG capacity (corresponding to approximately 81 bcf/y). LNG will be delivered to the United States market mainly at the re-gasification plant in Cameron, in Louisiana, USA. Eni’s capacity amounts to approximately 201 bcf/y. Front end engineering activities progressed. The final investment decision is expected in 2011.

Kazakhstan

Kashagan Eni holds a 16.81% working interest in the North Caspian Sea Production Sharing Agreement (NCSPSA). The NCSPSA defines terms and conditions for the exploration and development of the Kashagan field which was discovered in the Northern section of the contractual area in the year 2000 over an undeveloped area extending for 4,600 square kilometers. Management believes this field contains a large amount of hydrocarbon resources which will eventually be developed in phases.
The exploration and development activities of the Kashagan field and the other discoveries made in the contractual area are executed through an operating model which entails an increased role of the Kazakh partner and defines the international parties’ responsibilities in the execution of the subsequent development phases of the project. The new North Caspian Operating Company (NCOC) BV participated by the seven partners of the consortium has taken over the operatorship of the project. Subsequently development, drilling and production activities have been delegated by NCOC BV to the main partners of the Consortium:

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Eni has retained the responsibility for the development of Phase 1 of the project (the so-called "Experimental Program") and the onshore part of Phase 2. The Consortium is currently focused on completing Phase 1 and starting commercial oil production. Management estimates that the degree of completion of Phase 1 was 80% as of end of December 2010. Tranches 1 and 2 of the scope of work which target commercial production start-up reached a degree of completion of approximately 90% by the end of December 2010.
The partners of the venture are currently discussing an update of the expenditures and time schedule to complete the Phase 1 which were included in the development plan approved in 2008 by the relevant Kazakh Authorities. The Consortium continues to target the achievement of first commercial oil production by end of 2012. However, the timely delivery of Phase 1 depends on a number of factors which are presently under review.
The Phase 1 of the project targets an initial production capacity of 150 kbbl/d. In the following 12-15 months subsequent to the start-up, treatment and compression plant for gas re-injection will be completed and come online enabling an increase in the production capacity to 370 kbbl/d by 2014. A further increase of production capacity to 450 kbbl/d is expected as additional compression capacity for gas re-injection becomes available with the start-up of Phase 2 offshore facilities. Early engineering studies of Phase 2 are underway aiming at optimizing the development scheme.
However, taking into account that future development expenditures will be incurred over a long time horizon and subsequently to the production start-up, management does not expect any material impact on the Company’s liquidity or its ability to fund these capital expenditures. In addition to the expenditures for developing the field, further capital expenditures will be required to build the infrastructures needed for exporting the production to international markets.
As of December 31, 2010, the aggregate costs incurred by Eni for the Kashagan project capitalized in the financial statements amounted to $5.8 billion (euro 4.4 billion at the EUR/USD exchange rate of December 31, 2010). This capitalized amount included: (i) $4.5 billion relating to expenditures incurred by Eni for the development of the oilfield; and (ii) $1.3 billion relating primarily to accrue finance charges and expenditures for the acquisition of interests in the North Caspian Sea PSA consortium from exiting partners upon exercise of pre-emption rights in previous years.
As of December 31, 2010, Eni’s proved reserves booked for the Kashagan field amounted to 569 mmboe, recording a decrease of 19 mmboe with respect to 2009 due to price effect.

Karachaganak The execution of the fourth treatment unit has been progressing towards completion and will enable to increase export of oil volumes to Western markets of currently non-stabilized liquids delivered to the Orenburg terminal.
Phase 3 of the Karachaganak project is aimed at increasing the development of gas and condensates reserves. The engineering activities identified a new design to complete development activities in multiple phases. The project provides for the installation of gas producing and re-injection facilities to increase gas sales at the Orenburg plant up to 565 bcf/y and the liquids production up to approximately 14 mmtonnes/y. The sanction of relevant Authorities to the start-up with Phase 3 is currently in the phase of technical and marketing discussion.
As of December 31, 2010, Eni’s proved reserves booked for the Karachaganak field amounted to 557 mmboe, recording a decrease of 76 mmboe with respect to 2009 due to price effect and production of the year.

Rest of Asia

Indonesia Exploration activity yielded positive results in the Muara Bakau permit (Eni operator with a 55% interest), located offshore Borneo, where the Jangkrik 2 and 3 appraisal wells significantly increased the initial reserve evaluations to over 1,400 bcf.
Eni is also involved in the ongoing study phase of joint development of the oil and gas discoveries in the Bukat permit (Eni operator with a 66.25% interest) and the five discoveries in the Kutei Deep Water Basin area (Eni’s interest 20%). In 2010 the exploration activities related to the coal bed methane project were started in the Sanga Sanga PSC (Eni’s interest 37.8%). In case of commercial discovery, the project will exploit the synergy opportunities provided by the existing production and treatment facilities also including the Bontang LNG plant.

Iran In 2010 the activities were completed at the Darquain project which related to plant commissioning and start-up in view of making formal hand over of operations to local partners. Darquain was the sole Eni-operated project in the Country. When hand over of operations will be completed, Eni’s involvements essentially consist of being reimbursed for its past investments.

Iraq In January 2010, Eni leading a consortium of partners including international companies and the national oil company Missan Oil signed a technical service contract to develop the Zubair oil field (Eni 32.8%)with the Iraqi South Oil Company, under a 20-year term with an option for further 5 years extension. The field was awarded to the Eni-led consortium following a successful first bid round and was offered under a competitive bid starting on June 30, 2009. The development of the project foresees to gradually increase production to a target plateau level of 1.2 mmbbl/d over the next six years. The contract provides for the recovery of expenditures incurred from the incremental production of the field and the recognition of a remuneration fee once the production has been raised by 10% from its initial level of approximately 180 kbbl/d. Development provides for two phases: (i) Rehabilitation plan, approved in June 2010, aimed at improving the current production level and the knowledge of the reservoir; (ii) Redevelopment plan allowing to reach the scheduled targets.
In 2010 all the milestones planned for the initial phase of the project were achieved. In particular in September 2010, production was raised by more than 10% above the initial production rate allowing the Consortium, based on the contact provisions, to begin recovery of costs and recognition of remuneration fee. Therefore Eni starting from the last quarter of 2010 booked its equity production in relation to its share of cost recovery and remuneration.

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Pakistan Exploration activity yielded positive results with the Latif North 1 appraisal well (Eni’s interest 33.33%) which started-up in 2010.
Development activities concerned: (i) the Bhit field (Eni operator with a 40% interest) with the completion of a compressor plant and the drilling of new wells aimed at maintaining current production plateau; (ii) the Sawan field (Eni’s interest 23.68%) with a review of production facilities and reservoir to mitigate the current decline; (iii) the Zamzama permit (Eni’s interest 17.75%) with the start-up of the Front End Compressor.

America

Trinidad and Tobago In 2010 the development plan of the Poinsettia, Bougainvillea and Heliconia fields in the North Coast Marine Area 1 (Eni’s interest 17.4%) was completed through the installation of a production platform on the Poinsettia field and the linkage to the Hibiscus treatment facility which was already upgraded. The new scheme platform was started-up in 2010.

United States Exploration activity yielded positive results with the oil and natural gas Hadrian West appraisal well, located in offshore Block KC 919 (Eni’s interest 25%), in the Gulf of Mexico.
The main development activities concerned the Nikaitchuq operated field (Eni’s interest 100%), located in North Slope basins offshore Alaska, with resources of 220 million barrels. Production start-up was achieved at the end of January 2011. Peak production is expected at 28 kbbl/d.
In 2010 the development plan of the Alliance area (Eni’s interest 27.5%), in the Fort Worth basin in Texas moved forward. This area, including gas shale reserves, was acquired in 2009 following a strategic alliance Eni signed with Quicksilver Resources Inc. Production plateau at 10 kboe/d net to Eni is expected in 2012.
Drilling activities in the Gulf of Mexico were impacted by the incident at the BP-operated Macondo well.

The US Government has imposed a six months moratorium on new offshore drilling activities that was suspended in October 2010. Through the end of 2010, development or drilling activities were still suspended, due to the delay in getting the relevant authorizations. For further detailed information on this matter, see the section "Risk factors and uncertainties".

Venezuela Exploration activities yielded positive results with the Perla 2 and 3 appraisal wells, located in the Cardon IV Block (Eni’s interest 50%) in the Gulf of Venezuela. The results exceeded the initial resource estimation by 50%. The development plan provides for a production target of approximately 300 mmcf/d in 2013. In 2010 Front End Engineering Design contracts related to offshore facility and transport infrastructure were assigned.
In June 2010 Eni was awarded gas exploration and development permits with a 40% interest in Punta Pescador and Golfo de Paria Ovest, the latter coinciding with the Corocoro oil field area (Eni’s interest 26%). Commitment activities are under negotiation with the relevant authorities
On January 26, 2010, Eni and the Venezuelan National Oil Company PDVSA signed an agreement for the joint development of the giant field Junin 5 with 35 bbbl of certified heavy oil in place, located in the Orinoco oil belt. The two partners plan to achieve first oil by 2013 at an initial rate of 75 kbbl/d, targeting a long-term production plateau of 240 kbbl/d to be reached in 2018.
As part of the agreement, on November 22, 2010, Eni and PDVSA signed the contracts to set up two Empresas Mixtas (Eni’s interest 40%, PDVSA’S interest 60%) for the development of the Junin 5 field and the construction and operation of a refinery with a capacity of 350 kbbl/d that will allow also the treatment of intermediate streams from other PDVSA facilities. Eni, at the publication of the contract of incorporation of the Junin 5 project "Empresa Mixta" in December 2010 paid a bonus of $300 million; the balance of $346 million will be paid in tranches according to the achievement of milestones of the project.

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Capital expenditures

Capital expenditures of the Exploration & Production Division (euro 9,690 million) concerned development of oil and gas reserves (euro 8,578 million) directed mainly outside Italy, in particular in Egypt, Kazakhstan, Congo, the United States and Algeria. Development expenditures in Italy concerned the well drilling program and facility upgrading in Val d’Agri as well as sidetrack and work over activities in mature fields.	About 97% of exploration expenditures that amounted to euro 1,012 million were directed outside Italy in particular to Angola, Nigeria, the United States, Indonesia and Norway. In Italy, exploration activities were directed mainly to the offshore of Sicily.As compared to 2009, capital expenditures increased by euro 204 million, up 2.2%, due to higher development activities in Egypt, Algeria, Norway, Venezuela, the United States and Iraq.

Capital expenditures	(euro million)	2008	2009	2010	Change	% Ch.
Acquisition of proved and unproved properties		836	697		(697)	..
North Africa		626	351
West Africa		210	73
Rest of Asia			94
America			179
Exploration		1,918	1,228	1,012	(216)	(17.6)
Italy		135	40	34	(6)	(15.0)
Rest of Europe		227	113	114	1	0.9
North Africa		379	317	84	(233)	(73.5)
West Africa		485	284	406	122	43.0
Kazakhstan		16	20	6	(14)	(70.0)
Rest of Asia		187	159	223	64	40.3
America		441	243	119	(124)	(51.0)
Australia and Oceania		48	52	26	(26)	(50.0)
Development		6,429	7,478	8,578	1,100	14.7
Italy		570	689	630	(59)	(8.6)
Rest of Europe		598	673	863	190	28.2
North Africa		1,246	1,381	2,584	1,203	87.1
West Africa		1,717	2,105	1,818	(287)	(13.6)
Kazakhstan		968	1,083	1,030	(53)	(4.9)
Rest of Asia		355	406	311	(95)	(23.4)
America		655	706	1,187	481	68.1
Australia and Oceania		320	435	155	(280)	(64.4)
Other expenditures		98	83	100	17	20.5
		9,281	9,486	9,690	204	2.2

Main R&D projects

In 2010 overall expenditure in R&D amounted to approximately euro 98 million, excluding general and administrative expenses. A total of 23 new patents applications were filed. Below are outlined the main R&D results achieved in 2010 with an impact on the Division’s strategic results.

Advanced exploration techniques
- Reverse Time Migration (RTM): Emerging technology for the processing of seismic data in depth aimed at reconstructing the image of highly complex underground areas. In 2010 the proprietary version has been successfully applied for the first time to an exploration project in Angola, allowing to identify new oil bearing structures that had not been visible with conventional tools.

- Depth Velocity Analysis (DVA): Proprietary technology based on calculations on speed data from seismic prospecting for visualizing underground areas. In 2010 it has been further developed and successfully applied to all seismic processing projects in exploration projects.
- Basin simulation (e-simbaTM): This proprietary package contains about 20 integrated software items for assessing the amount and type of hydrocarbons potentially trapped. In 2010 a few functions of have been developed and have been applied in about 30 research project in Countries such as Venezuela, Ghana, Mozambique, Poland Australia, Angola and Congo, allowing a better probabilistic assessment of mineral potential.

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Drilling and completion technologies
- Extended reach drilling: Proprietary technology and equipment (Eni continuous circulation device, e-cdTM and aluminium rods) have been used to drill wells in China and Alaska. In China costs were reduced by 50% as compared to earlier works.
- Innovative technologies to improve drilling safety: A portfolio of projects for increasing drilling safety reached an advanced stage with the in-field testing of special surface valves to be integrated in the proprietary equipment for an optimal control of drilling (e-cdTM). An innovative system for blow-out control within the well (downhole blow-out isolation packer) has also been tested. In 2010 Eni continued the development of the Dual ROV assisted top kill system that provides an efficient technique for blow-outs in deepwater wells. The system will be validated in the sea in 2011.

Technologies for field characterization and increase in recovery rates
- Polymer enhanced water injection: The design phase has been completed for the implementation of the project of polymer enhanced water injection in a well in Egypt. The studies performed suggest an approximately 3% increase in the recovery factor (with reference to original oil in place). The start-up of Enhanced Oil Recovery is scheduled in 2011.
- Bright Water Injection: This emerging technology is based on an additive that is injected in the ground and selectively blocks the rock parts where water is present, thus potentially increasing the extraction of crude from mature fields. It has been applied in 2010 in two fields in North Africa with positive results and further applications in Congo are scheduled for 2011.
- Tar recovery from tar sands: A mixed water-solvent process for obtaining high recovery rates of tar from tar sands (>90% in weight as compared to tar contained in sands) has been developed and applied to different types of sand. A concept design study has been completed for facilities in a pilot plant for the testing of in situ recovery techniques. Detailed engineering is scheduled in 2011.
- EOR with acoustic stimulation: This process is based on inputting sound waves into a field through a mechanical lifting system designed for this purpose. In 2010 field tests in Egypt were made in order to assess the potential of this well known but little tested technology in controlled conditions. Early results indicated a positive effect on oil production in the mature field where the test was made.

Marketing of marginal gas resources
- Gas to liquids (GtL): In 2010 the industrial development of this proprietary technology has been completed. Performance data acquired in operation and properly engineered supported an economic assessment and improved profitability.
- Enhanced Gas Recovery with CO2 (EGR): In 2010 various alternatives for production, treatment and reinjection of CO2 in the Palino Candela field have been tested. Aim of the test was to compare innovative and traditional technologies
- Compressed Natural Gas (CNG): Within the field of projects for the monetization of gas and associated gas, various studies have been performed on the technical and economic feasibility of compressed gas transport on vessels for onshore and offshore development projects.

Conversion of heavy crude and heavy fractions into lighter products (oil upgrading)
- Eni Slurry Technology (EST): The EST proprietary process consists in the conversion of heavy crudes and fractions into middle distillates for vehicles. In 2010, in addition to the upgrading of feasibility studies in Venezuela, as an implementation of the Memorandum of Understanding signed with PDVSA, Eni agreed to projects of technical cooperation aimed at developing a customized basic on the Zuata crude including elements of Eni’s proprietary technologies such as EST and HDHPlus.

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Key performance/sustainability indicators		2008	2009	2010
Employee injury frequency rate	(No. of accidents per million hours worked)	5.30	3.85	3.74
Net sales from operations (a)	(euro million)	37,062	30,447	29,576
Operating profit		4,030	3,687	2,896
Adjusted operating profit		3,564	3,901	3,119
- Market		1,309	1,721	733
- Regulated businesses in Italy (b)		1,732	1,796	2,043
- International transport		523	384	343
Adjusted net profit		2,648	2,916	2,558
EBITDA pro-forma adjusted		4,310	4,403	3,853
- Market		2,271	2,392	1,670
- Regulated businesses in Italy		1,284	1,345	1,486
- International transport		755	666	697
Capital expenditures		2,058	1,686	1,685
Adjusted capital employed, net at year end		22,273	25,024	27,270
Adjusted ROACE	(%)	12.2	12.3	9.8
Worldwide gas sales (c)	(bcm)	104.23	103.72	97.06
LNG sales (d)		12.0	12.9	15.0
Customers in Italy	(million)	6.63	6.88	6.88
Gas volumes transported in Italy	(bcm)	85.64	76.90	83.32
Electricity sold	(TWh)	29.93	33.96	39.54
Employees at year end	(units)	11,692	11,404	11,245
Direct GHG emissions	(mmtonnes CO2 eq)	14.60	14.60	15.79
Customer satisfaction index	(likert scale)	7.3	7.8	7.7
(a)	i	Before elimination of intragroup sales.
(b)	i	From January 1, 2010, amortization and depreciation in the transportation business segment were determined taking into account an increase in the useful life of pipelines (from 40 to 50 years), which was revised recently by the Authority for Electricity and Gas for tariff purposes. Taking into account the ways of recognizing tariff components linked to new amortization and depreciation, the Company decided to adjust the useful life of these assets in line with the conventional tariff duration. The impact on operating results in 2010 was euro 31 million.
(c)	i	Includes volumes marketed by the Exploration & Production Division of 5.65 bcm (6.00 and 6.17 bcm in 2008 and 2009, respectively), of which 2.33 bcm in Europe (3.36 and 2.57 bcm in 2008 and 2009, respectively) and 3.32 bcm in the Gulf of Mexico (2.64 and 3.60 bcm in 2008 and 2009, respectively).
(d)	i	Refers to LNG sales of the G&P Division (included in worldwide gas sales) and the E&P Division.

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France
› In December 2010, Eni increased its share in Altergaz, a company marketing natural gas in France to retail and middle market clients, to 55.2%, as founding partners of the company exercised a put option on a 15% stake. Eni now controls the entity.

Brazil: divestment of interest in Gas Brasiliano Distribuidora
› In May 2010, Eni signed a preliminary agreement with an affiliate of Petrobras for the divestment of its 100% interest in Gas Brasiliano Distribuidora, a company that markets and distributes gas in an area of the São Paulo state, Brazil. The completion of the transaction is subject to approval of the relevant Brazilian authorities.

Sale of 25% of the share capital of GreenStream BV
› In April 2010, Eni sold to NOC (Libyan National Oil Corporation) a 25% stake in the share capital and the control of GreenStream BV, the Company owning and managing the gas pipeline for importing to Italy natural gas produced in Libya.

New pricing and risk management model
› Against the changed backdrop of the natural gas market, in 2010 Eni implemented new pricing and risk management strategies to manage economic margins and to optimize asset value (supply contracts, client base, capacity).

Divestment of international pipelines
› Procedures for the divestment of Eni’s interests in the German TENP, the Swiss Transitgas and the Austrian TAG gas transport pipelines are progressing. The divestment is part of the commitments presented by Eni to the European Commission to settle an antitrust proceeding related to alleged anti-competitive behavior in the natural gas market ascribed to Eni without the ascertainment of any illicit behavior and consequently without imposition of any fines or sanctions. The Commission accepted Eni’s commitments as of September 29, 2010.

Financial results
› In 2010, adjusted net profit was euro 2,558 million, down 12.3% from 2009 due to a sharply lower operating performance of the Marketing business as a result of shrinking marketing margins and volume losses in Italy. These lower results were partly offset by a robust operating performance delivered by the Regulated businesses in Italy.
› Worldwide gas sales: considering risks associated with the natural gas market scenario in 2011 depending on the evolution of the Libyan crisis (see "Outlook" page 92), in the medium term Eni expects to increase natural gas sales in Italy and in European target markets with a 5% average annual growth rate. The achievement of this target will be supported by strengthening the Company’s leadership on the European market, marketing actions intended to strengthen the customer base in the domestic market and renegotiating the Company’s long-term gas supply contracts.
› Return on average capital employed (ROACE) on an adjusted basis was 9.8% (12.3% in 2009).
› Capital expenditures totaled euro 1.685 million and mainly related to the development and upgrading of Eni’s transport and distribution networks in Italy, the upgrading of storage capacity and the ongoing plan for improving power generation efficiency standards.

Operating results
› In 2010, sales of natural gas were 97.06 bcm, down 6.66 bcm or 6.4%, mainly due to unfavorable trends on the Italian market.
This decline was driven by lower sales recorded in the power generation business, as clients opted to directly purchase gas on the marketplace, while lower sales to industrial customers and wholesalers were caused by increased competitive pressure fuelled by oversupply and weak demand. These negatives were offset by organic growth in some European markets.
› Electricity volumes sold were 39.54 TWh, increasing by 5.58 TWh, or 16.4%, from 2009.
› Natural gas volumes transported on the Italian network were 83.32 bcm, up 8.3% from 2009.

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Marketing Natural gas Supply of natural gas In 2010, Eni’s consolidated subsidiaries supplied 82.49 bcm of natural gas, representing a decrease of 6.16 bcm, or 6.9% from	2009. Gas volumes supplied outside Italy (75.20 bcm from consolidated companies), imported in Italy or sold outside Italy, represented approximately 92% of total supplies, a decrease of 6.59 bcm, or 8.1%, from 2009, mainly reflecting a decline in natural gas sales. Lower volumes were purchased from Russia (down 7.73 bcm), where Eni reduced its off-takes, in particular of volumes directed to Italy, from the Netherlands (down 1.57 bcm), and from Norway (down 1.17 bcm) also due to the impact of the accident occurred at the Transitgas import pipeline in August 2010. In 2010 increases were recorded in gas purchases from Algeria (up 2.41 bcm) and from the UK (up 1.08 bcm), as well as in LNG availability.
Supplies in Italy (7.29 bcm) increased by 0.43 bcm from 2009, or 6.3%, also due to higher domestic production.
In 2010, main gas volumes from equity production derived from: (i) Italian gas fields (6.7 bcm); (ii) the Wafa and Bahr Essalam fields in Libya linked to Italy through the GreenStream pipeline. In 2010 these two fields supplied 2.5 bcm net to Eni; (iii) certain Eni fields located in the British and Norwegian sections of the North Sea (2.6 bcm); and (iv) other European areas (Croatia with 0.4 bcm).
Considering also direct sales of the Exploration & Production Division in Europe and in the Gulf of Mexico and LNG supplied from the Bonny liquefaction plant in Nigeria, supplied gas volumes from equity production were approximately 20 bcm representing 21% of total volumes available for sale.

Supply of natural gas	(bcm)	2008	2009	2010	Change	% Ch.
ITALY		8.00	6.86	7.29	0.43	6.3
Russia		22.91	22.02	14.29	(7.73)	(35.1)
Algeria (including LNG)		19.22	13.82	16.23	2.41	17.4
Libya		9.87	9.14	9.36	0.22	2.4
Netherlands		9.83	11.73	10.16	(1.57)	(13.4)
Norway		6.97	12.65	11.48	(1.17)	(9.2)
United Kingdom		3.12	3.06	4.14	1.08	35.3
Hungary		2.84	0.63	0.66	0.03	4.8
Qatar (LNG)		0.71	2.91	2.90	(0.01)	(0.3)
Other supplies of natural gas		4.07	4.49	4.42	(0.07)	(1.6)
Other supplies of LNG		2.11	1.34	1.56	0.22	16.4
OUTSIDE ITALY		81.65	81.79	75.20	(6.59)	(8.1)
Total supplies of Eni’s consolidated subsidiaries		89.65	88.65	82.49	(6.16)	(6.9)
Offtake from (input to) storage		(0.08)	1.25	(0.20)	(1.45)	..
Network losses, measurement differences and other changes		(0.25)	(0.30)	(0.11)	0.19	63.3
Available for sale by Eni’s consolidated subsidiaries		89.32	89.60	82.18	(7.42)	(8.3)
Available for sale by Eni’s affiliates		8.91	7.95	9.23	1.28	16.1
E&P volumes		6.00	6.17	5.65	(0.52)	(8.4)
TOTAL AVAILABLE FOR SALE		104.23	103.72	97.06	(6.66)	(6.4)

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Eni Annual Report / Operating review

Sales of natural gas
In 2010, sales of natural gas were 97.06 bcm, down 6.66 bcm or 6.4%, mainly due to unfavorable trends on the Italian market. Sales included Eni’s own consumption, Eni’s share of sales made by equity-accounted entities and upstream sales in Europe and in the Gulf of Mexico.
Sales volumes on the Italian market declined by 5.75 bcm, or

14.4%, to 34.29 bcm. The decline was driven by lower sales recorded in the power generation business (down 5.64 bcm), as clients opted to directly purchase gas on the marketplace. Lower sales to industrial customers (down 1.17 bcm) and wholesalers (down 1.08 bcm) were caused by increased competitive pressure fuelled by oversupply and weak demand. Sales on the Italian exchange for gas and spot markets increased by 2.28 bcm, while sales volumes to the residential sector (6.39 bcm, up 0.09 bcm) were nearly unchanged.
International sales were down 0.91 bcm, or 1.4%, to 62.77 bcm, due to a decline by 2.04 bcm (down 19.5%) of sales to importers in Italy related to oversupply on the Italian market.
Despite strong competitive pressures, sales on target markets in Europe showed a positive trend, increasing by approximately 1 bcm, or 2.5%, to 46.08 bcm. The main drivers behind the increase were organic growth achieved in France (up 1.18 bcm due to organic growth), Northern Europe (including the UK, up 0.91 bcm), Germany/Austria (up 0.31 bcm) and the Iberian Peninsula (up 0.30 bcm). Declines were recorded in Turkey (down 0.84 bcm), Belgium (down 0.80 bcm) and Hungary (down 0.22 bcm).
Sales to markets outside Europe (2.60 bcm) increased by 0.54 bcm, or 26.2%, from 2009.
E&P sales in Europe and in the United States (5.65 bcm) declined by 0.52 bcm.

Gas sales by market	(bcm)	2008	2009	2010	Change	% Ch.
ITALY		52.87	40.04	34.29	(5.75)	(14.4)
Wholesalers		7.52	5.92	4.84	(1.08)	(18.2)
Gas release		3.28	1.30	0.68	(0.62)	(47.7)
Italian gas exchange and spot markets		1.89	2.37	4.65	2.28	96.2
Industries		9.59	7.58	6.41	(1.17)	(15.4)
Medium-sized enterprises and services		1.05	1.08	1.09	0.01	0.9
Power generation		17.69	9.68	4.04	(5.64)	(58.3)
Residential		6.22	6.30	6.39	0.09	1.4
Own consumption		5.63	5.81	6.19	0.38	6.5
INTERNATIONAL SALES		51.36	63.68	62.77	(0.91)	(1.4)
Rest of Europe		43.03	55.45	54.52	(0.93)	(1.7)
Importers in Italy		11.25	10.48	8.44	(2.04)	(19.5)
European markets		31.78	44.97	46.08	1.11	2.5
Iberian Peninsula		7.44	6.81	7.11	0.30	4.4
Germany - Austria		5.29	5.36	5.67	0.31	5.8
Belgium		5	14.86	14.06	(0.80)	(5.4)
Hungary		2.82	2.58	2.36	(0.22)	(8.5)
Northern Europe		3.21	4.31	5.22	0.91	21.1
Turkey		4.93	4.79	3.95	(0.84)	(17.5)
France		2.66	4.91	6.09	1.18	24.0
Other		0.86	1.35	1.62	0.27	20.0
Extra European markets		2.33	2.06	2.60	0.54	26.2
E&P in Europe and in the Gulf of Mexico		6.00	6.17	5.65	(0.52)	(8.4)
WORLDWIDE GAS SALES		104.23	103.72	97.06	(6.66)	(6.4)

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Eni Annual Report / Operating review

Gas sales by entity	(bcm)	2008	2009	2010	Change	% Ch.
Total sales of subsidiaries		89.32	89.60	82.00	(7.60)	(8.5)
Italy (including own consumption)		52.82	40.04	34.23	(5.81)	(14.5)
Rest of Europe		35.61	48.65	46.74	(1.91)	(3.9)
Outside Europe		0.89	0.91	1.03	0.12	13.2
Total sales of Eni’s affiliates (net to Eni)		8.91	7.95	9.41	1.46	18.4
Italy		0.05	-	0.06	0.06
Rest of Europe		7.42	6.80	7.78	0.98	14.4
Outside Europe		1.44	1.15	1.57	0.42	36.5
E&P in Europe and in the Gulf of Mexico		6.00	6.17	5.65	(0.52)	(8.4)
WORLDWIDE GAS SALES		104.23	103.72	97.06	(6.66)	(6.4)

LNG In 2010, LNG sales (15 bcm) increased by 2.1 bcm from 2009, up 16.3%, mainly reflecting higher volumes sold by the Gas & Power	i segment (11.2 bcm, included in worldwide gas sales) that increased by 1.4 bcm from 2009, due to increased marketing and trading activities.

LNG sales	(bcm)	2008	2009	2010	Change	% Ch.
G&P sales		8.4	9.8	11.2	1.4	14.3
Italy		0.3	0.1	0.2	0.1	100.0
Rest of Europe		7.0	8.9	9.8	0.9	10.1
Outside Europe		1.1	0.8	1.2	0.4	50.0
E&P sales		3.6	3.1	3.8	0.7	22.6
Terminals:
Bontang (Indonesia)		0.7	0.8	0.7	(0.1)	(12.5)
Point Fortin (Trinidad & Tobago)		0.5	0.5	0.6	0.1	20.0
Bonny (Nigeria)		2.0	1.4	2.2	0.8	57.1
Darwin (Australia)		0.4	0.4	0.3	(0.1)	(25.0)
		12.0	12.9	15.0	2.1	16.3

Power

Availability of electricity
Eni’s power generation sites are located in Ferrera Erbognone, Ravenna, Livorno, Taranto, Mantova, Brindisi, Ferrara and Bolgiano. In 2010, power generation was 25.63 TWh, up 1.54 TWh, or 6.4% from 2009, mainly due to higher production in particular at the Brindisi and Livorno plant.
As of December 31, 2010, installed operational capacity was 5.3 GW1 (5.3 GW in 2009).
Power availability in 2010 was supported by the growth in electricity trading activities (up 4.04 TWh, or 40.9%) due to higher volumes traded on the Italian power exchange benefiting from lower purchase prices.
By 2014 Eni intends to complete its plan for expanding its power generation capacity, targeting an installed capacity of 5.7 GW.

The power generation development plan mainly refers to: (i) revamping of the recently acquired Bolgiano plant (Eni 100%); (ii) upgrading of the Taranto plant (Eni 100%); and (iii) construction of a new biomass power generation plant at Eni’s Porto Torres industrial site which is currently under remediation.

Power sales
In 2010 electricity sales (39.54 TWh) were directed to the free market (70%), the Italian power exchange (18%), industrial sites (8%) and others (4%).
In 2010, electricity sales increased by 16.4% to 39.54 TWh, driven by a slight recovery in electricity demand and growth in the client base, and mainly related to higher sales on open-markets (up 2.74 TWh) benefiting from higher trading and higher volumes traded on the Italian power exchange (up 2.43 TWh).

(1)	i	Capacity available after completion of dismantling of obsolete plants.

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		2008	2009	2010	Change	% Ch.
Purchases of natural gas	(mmcm)	4,530	4,790	5,154	364	7.6
Purchases of other fuels	(ktoe)	560	569	547	(22)	(3.9)
Power generation	(TWh)	23.33	24.09	25.63	1.54	6.4
Steam	(ktonnes)	10,584	10,048	10,983	935	9.3

Availability of electricity	(TWh)	2008	2009	2010	Change	% Ch.
Power generation		23.33	24.09	25.63	1.54	6.4
Trading of electricity (a)		6.60	9.87	13.91	4.04	40.9
		29.93	33.96	39.54	5.58	16.4

Free market		22.89	24.74	27.48	2.74	11.1
Italian Exchange for electricity		3.82	4.70	7.13	2.43	51.7
Industrial plants		2.71	2.92	3.21	0.29	9.9
Other (a)		0.51	1.6	1.72	0.12	7.5
Power sales		29.93	33.96	39.54	5.58	16.4
i	i	i
(a)	i	Includes positive and negative imbalances.

Regulated businesses in Italy

Transport and regasification of natural gas

Volumes of gas transported in Italy in 2010 were 83.32 bcm increasing by 6.42 bcm from 2009 due to higher gas deliveries related to a recovery in domestic demand.	In 2010, the LNG terminal in Panigaglia (La Spezia) regasified 1.98 bcm of natural gas (1.32 bcm in 2009).

Gas volumes transported (a) and regasified in Italy	(bcm)	2008	2009	2010	Change	% Ch.
Gas volumes transported		85.64	76.90	83.32	6.42	8.3
Gas volumes regasified		1.52	1.32	1.98	0.66	50.0
i	i	i
(a)	i	Includes amounts destined to domestic storage.

Storage

In 2010, 7.59 bcm (down 1.12 bcm from 2009) were input to the Company’s storage deposits, while 8 bcm of gas were offtaken (up 0.19 bcm from 2009). Storage capacity amounted to 14.2 bcm, of	which 5 bcm were destined to strategic storage. The share of modulation storage capacity used by third parties was about 71% (70% in 2009).

Storage		2008	2009	2010	Change	% Ch.
Total storage capacity:	(bcm)	13.7	13.9	14.2	0.3	2.2
- of which strategic storage		5.1	5.0	5.0
- of which available storage		8.6	8.9	9.2	0.3	3.4
Available capacity: share utilized by Eni	(%)	39	30	29	(1)	(3.3)
Total offtake from (input to) storage:	(bcm)	11.57	16.52	15.59	(0.93)	(5.6)
- input to storage		6.30	7.81	8.00	0.19	2.4
- offtake from storage		5.27	8.71	7.59	(1.12)	(12.9)
Total customers	(No.)	48	56	60	4	7.1

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Eni Annual Report / Operating review

Main development projects for 2010

Natural gas
France
In December 2010, Eni increased its share in Altergaz, a company marketing natural gas in France to retail and middle market clients, to 55.2%, as founding partners of the company exercised a put option on a 15% stake. Eni now controls the entity.

Divestment of interest in Gas Brasiliano Distribuidora
On May 27, 2010, Eni signed a preliminary agreement to divest its 100% interest in Gas Brasiliano Distribuidora, a company that markets and distributes natural gas in Brazil, to Petrobras Gàs, a fully owned subsidiary of Petróleo Brasileiro ("Petrobras"). Total cash consideration is expected to amount to approximately $250 million. The completion of the transaction is subject to the approval of the relevant Brazilian authorities.

LNG
USA - Cameron In consideration of a changed demand outlook, on March 1, 2010, Eni renegotiated certain terms of the contract with US company Cameron LNG, relating to the farming out of a share of regasification capacity of the Cameron terminal that was started up in the third quarter of 2009. The new agreement provides that Eni will be entitled to a daily send-out of 572,000 mmbtu (approximately 5.7 bcm/y) and a dedicated storage capacity of 160 kcm, giving Eni more flexibility in managing seasonal swings in gas demand. Furthermore, on March 3, 2011 Eni USA Gas Marketing Llc obtained from the American Department of Energy the authorization to export the LNG previously imported in the USA. This authorization will enhance operation flexibility, and will enable the company to exploit price differentials between American and European gas markets.
Start-up of the Brass project (West Africa) for developing gas reserves to fuel the Cameron plant is expected in 2016.

South Stream
On June 18, 2010, Eni and Gazprom signed a Memorandum of Understanding to define terms and conditions for the French company EDF entering the South Stream project. As part of the agreement, EDF is expected to acquire an interest in the venture that is planning to build a new infrastructure to transport Russian gas across the Black Sea and Bulgaria to European markets.

Divestment of a 25% share capital interest in GreenStream BV
On April 27, 2010, Eni sold a 25% stake in the share capital of GreenStream BV to NOC (Libyan National Oil Corporation), the company owning and managing the gas pipeline for importing to Italy natural gas produced in Libya. Following the decrease of Eni’s shareholding in the company to 50% and implementation of renewed shareholders arrangements, Eni no longer controls the company and it has therefore been excluded from consolidation as of May 1, 2010. In 2010, GreenStream transported approximately 9 bcm of natural gas.

GreenStream pipeline activity suspension
From February 22, 2011, in consideration of the current crisis in Libya, some oil&gas activities and supplies of natural gas through the GreenStream pipeline have been suspended. Assets were not damaged and the above-mentioned suspension does not affect Eni’s ability to fulfill its supply obligations with customers.

Regulatory framework

Legislative Decree No. 130 of August 13, 2010, containing measures for increasing competition in the natural gas market and transferring the ensuing benefits to final customers according to Article 30, lines 6 and 7, of Law July 23, 2009, No. 99
Implementing the provisions of Law 99/2009, on August 13, 2010, the Italian Council of Ministers approved a Legislative Decree for introducing thresholds of wholesale market shares for operators inputting natural gas in the Italian transport network which substitutes the existing antitrust ceilings introduced by Legislative Decree No. 164/2000 due to expire at the end of 2010, also identifying new measures for increasing competition in the natural gas market. The Decree provides that antitrust ceilings be calculated with reference to the market share of each operator, taking into account the amount of natural gas input into the national network, purchases in spot markets, and sales to importers in Italy made at national network entry points. Consequently, market shares will not be lower than the amount input to the network. Operators in the natural gas market will have to comply with a maximum share of 40% of domestic consumption. A mechanism of gas release at regulated prices is provided in case an operator fails to comply with the mandatory ceilings on the market share. This ceiling can be raised to 55% in case an operator commits itself to building new storage capacity in Italy for a total of 4 bcm within five years. Eni plans to build to new storage capacity and, has committed to: (i) allow third parties (such as industrial customers, groups of companies, consortia of final customers and power generation customers) participating in the construction of storage infrastructure either by means of direct investment or of long term contracts for storage services; (ii) bear the costs associated with giving to third parties 50% of the expected benefits of new capacities under conditions defined by the Ministry of Economic Development and the Authority for Electricity and Gas (AEEG).
The decree introduces measures for increasing competition in the natural gas market aiming at transferring the ensuing benefits to final customers, increasing storage capacity, supporting the security of supplies and enhancing flexibility in the gas system. To achieve this target, compensation to municipalities interested by the construction of new storage fields has been provided. Furthermore, in 2011 AEEG is expected to publish a new regulation concerning economic compensation mechanisms in the natural gas market.
Eni’s management is monitoring this area and evaluating any possible financial or economic impact associated with the proposed measures and their normative evolution.

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Eni Annual Report / Operating review

Resolution AR G/gas 89/10 - Change in the criteria for determining and upgrading tariffs applied to residential customers
On June 18, 2010, the Authority published a resolution, ARG/gas 89/10, applied to the October 1, 2010-September 30, 2011 thermal year, providing for a 7.5% reduction in the raw material cost component of those supplies in determining tariffs for residential users consuming less than 200,000 cm/y.
Considering the new calculation does not cover supply costs of an efficient portfolio of long-term contracts and considering the relevant impact on its consolidated accounts deriving from this new resolution, Eni’s management has appealed against the ARG/gas 89/10 resolution.
This appeal is part of an ongoing administrative litigation which follows the partial annulment of AEEG Resolution No. 79/07, pronounced by the Administrative Court of Lombardy in November 2010, with reference to the mechanism of indexation of the cost of raw material supplies to residential customers.

Negotiation Platform for gas trading
On March 18, 2010 the Ministry for Economic Development published a decree that implements a trading platform for natural gas starting from May 10, 2010 aimed at increasing competition and flexibility on wholesale markets. Management and organization of this platform are entrusted to an independent operator, the GME (Gestore del Mercato Elettrico). On this platform are traded volumes of gas corresponding to the legal obligations on part of Italian importers and producers as per Law Decree No. 7/2007. Under these provisions, importers from non-European countries were expected to supply given amounts of gas (from 5% to 10% of total gas import) to the virtual exchange in order to receive permission to import, as well as volumes corresponding to royalties due by owners of mineral rights to the Italian state (and to the Regions Basilicata and Calabria). Eni is required to offer at that platform about 200 mmcm related to the residual obligation for volumes imported in thermal year October 1, 2008-September 30, 2009, and to the offer obligation for the October 1, 2009-September 30, 2010 thermal year, as well as approximately 215 mmcm related to royalties due for 2009 full year. Operators, also non-importers, are allowed to negotiate additional gas volumes over the compulsory amounts on the platform according to the supply rules determined by the Authority for Electricity and Gas. Since December 2010, the GME is also traders’ counterparty in transactions on spot natural gas market (divided into day-ahead market and intraday market).

European Directive No. 2009/73/EC of the European Parliament and Council on common regulations for the internal natural gas market
On July 13, 2009, European Directive No. 2009/73/EC on the regulation of the internal natural gas market was issued. Member states are expected to implement it in their legislation by March 3, 2011, and to choose one of two options for guaranteeing the independence of transport companies.
The two options provided are:
(i) Separation of ownership under two alternative modes:
- Ownership Unbundling (OU): the company that owns the networks and manages transport activities is unbundled from its integrated parent company that will retain supply/production and sale activities;
- Independent System Operator (ISO): the vertically integrated company retains ownership of the networks but confers their management to a third independent party.
(ii) Strengthened functional separation:
- Independent Transmission Operator (ITO): the vertically integrated company retains control of the company that manages transport activities and owns transport networks, provided the vertically integrated company refrains from interfering in the decision making process of the controlled carrier company.
On March 3, 2010, the Italian Council of Ministers presented a draft Legislative Decree to implement Directive 2009/73/EC. Among the possible options, the Decree provides for the adoption of the ITO model by Snam Rete Gas before March 3, 2012.

Capital expenditures

In 2010, capital expenditures in the Gas & Power segment totaled euro 1,685 million and mainly related to: (i) developing and upgrading Eni’s transport network in Italy (euro 842 million); (ii) developing and upgrading Eni’s distribution network in Italy (euro 328 million); (iii) developing and upgrading Eni’s storage capacity in Italy (euro 250 million); (iv) completion of construction of the combined cycle power plants at the Ferrara site, upgrading and other initiatives to improve flexibility (euro 115 million); (v) the upgrading plan of international pipelines (euro 17 million).

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Eni Annual Report / Operating review

Capital expenditures	(euro million)	2008	2009	2010	Change	% Ch.
Italy		1,750	1,564	1,575	11	0.7
Outside Italy		308	122	110	(12)	(9.8)
		2,058	1,686	1,685	(1)	(0.1)
Marketing		198	175	248	73	41.7
Marketing		91	102	133	31	30.4
Italy		16	12	40	28	233.3
Outside Italy		75	90	93	3	3.3
Power generation		107	73	115	42	57.5
Regulated businesses in Italy		1,627	1,479	1,420	(59)	(4.0)
Transport		1,130	919	842	(77)	(8.4)
Distribution		233	278	328	50	18.0
Storage		264	282	250	(32)	(11.3)
International transport		233	32	17	(15)	(46.9)
		2,058	1,686	1,685	(1)	(0.1)

Main R&D projects

In 2010 overall expenditure in R&D amounted to approximately euro 2 million, excluding general and administrative expenses. A total of 2 new patents applications were filed. Below are outlined the main R&D results achieved in 2010 with an impact on the Division’s strategic results.

TPI - Intermediate Pressure Transport
Eni is examining the potential and maturity of this transport option (pressure over 100 bar high grade steel pipes). The TPI project was started in 2008 in cooperation with various partners, such as Centro Sviluppo Materiali (CSM). In 2009 welding and tests on a real scale simulating operating conditions have been started. The process continued in 2010 and a patent application has been filed on a new welding process.

Kassandra Meteo Project
Since 2009 the Gas & Power Division has been developing a new weather forecast process in cooperation with Centro Meteo Operations Italia (MOPI) to explore the trends of temperatures at regional scale and by seasons. The project can be applied to the Italian and European natural gas market where Eni operates. A patent application was filed in 2010 on this long-medium term weather forecasting method.

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Eni Annual Report / Operating review

Key performance/sustainability indicators		2008	2009	2010
Employee injury frequency rate	(No. of accidents per million hours worked)	2.88	3.18	1.77
Net sales from operations (a)	(euro million)	45,017	31,769	43,190
Operating profit		(988)	(102)	149
Adjusted operating profit (b)		580	(357)	(171)
Adjusted net profit		521	(197)	(49)
Capital expenditures		965	635	711
Adjusted capital employed, net at year end		8,260	7,560	7,859
Adjusted ROACE	(%)	6.5	(2.6)	(0.6)
Refinery throughputs on own account	(mmtonnes)	35.84	34.55	34.80
Conversion index	(%)	58	60	61
Balanced capacity of refineries	(kbbl/d)	737	747	757
Retail sales of petroleum products in Europe	(mmtonnes)	12.03	12.02	11.73
Service stations in Europe at year end	(units)	5,956	5,986	6,167
Average throughput per service station in Europe	(kliters)	2,502	2,477	2,353
Employees at year end	(units)	8,327	8,166	8,022
Direct GHG emissions	(mmtonnes CO2 eq)	7.74	7.29	7.76
SO2 emissions	(ktonnes)	23.18	21.98	27.14
Customer satisfaction index	(likert scale)	8.14	7.93	7.90
(a)	i	Before elimination of intragroup sales.
(b)	i	From January 1, 2010, management has reviewed the residual useful lives of refineries and related facilities due to a change in the expected pattern of consumption of the expected future economic benefit embodied in those assets. In doing so, the Company has aligned with practices prevailing among integrated oil companies, particularly the European companies. Management’s conclusions have been supported by an independent technical review. The impact on 2010 operating profit has been euro 76 million.
i
Portfolio developments and main projects
› In 2010, the acquisition of downstream activities in Austria was finalized. It includes a retail network, wholesale activities, as well as commercial assets in the aviation business and related logistic and storage activities.
› The re-branding of Eni’s service stations and the upgrading of Eni’s retail network are ongoing. In 2010, 463 service stations in Italy were re-branded to the "eni" brand, corresponding to approximately 10% of the retail network, with priority awarded to high throughput service stations with non-oil activities.

Financial results
› In 2010, the Refining & Marketing Division reported a substantial recovery from 2009 with adjusted net loss improving from euro -197 million to euro -49 million due to more positive trends in the refining business, an improved performance of the marketing business and

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increased earnings reported by equity-accounted subsidiaries.
› Return on average capital employed on an adjusted basis was a negative 0.6% (-2.6% in 2009).
› Capital expenditures totaled euro 711 million and related mainly to projects designed to improve the conversion rate and flexibility of refineries, logistic assets, the upgrade of the refined product retail network in Italy and in the rest of Europe.
› In the medium term, notwithstanding persisting negative trends in the market scenario, management plans to recover profitability and to generate positive free cash flows from 2011. Eni intends to focus on efficiency improvements, optimization of refinery processes, selection of capital projects, and, in marketing, increase retail sales and market share in Italy.

Operating results
› In 2010, refining throughputs were 34.80 mmtonnes, up 0.7% from 2009. Higher volumes were processed in Italy (up 0.5%) at the Livorno, Gela and Taranto plants as the trading environment improved from a year ago and optimization of refining cycles was implemented. In addition, higher volumes were processed due to the coming on stream of a new hydro-cracking unit in Taranto and lower planned standstills affected the partially-owned Milazzo refinery. These effects were partly offset by the termination of a process contract on a third-party refinery. Eni’s refining throughputs outside Italy increased by 1.7% supported by higher throughput in the Czech Republic as a consequence of increased margins and demand recovery.
› Retail sales in Italy (8.63 mmtonnes for the full year) decreased by approximately 400 ktonnes, down 4.4%, driven by lower demand which mainly impacted gasoline and, to a lesser extent gasoil, and rising competitive pressure as well as demand price elasticity. Eni’s a market share for 2010 averaged 30.4%, down 1.1 percentage points from 2009 (31.5%).
› Retail sales in the rest of Europe (3.10 mmtonnes) increased by 3.7% from 2009. The increase was driven by volume additions in Austria, reflecting the finalization of the purchase of service stations in the second half of 2010, and by enhanced performance in certain Eastern European Countries, Germany and France.
› In 2010, the offer of products and non-oil services improved in Eni’s retail network in Italy, due to the opening/restructuring of 257 outlets under the new "eni cafè" and "eni shop" format, and 50 car wash units.

Supply and trading

In 2010, a total of 68.25 mmtonnes of crude were purchased by the Refining & Marketing Division (67.40 mmtonnes in 2009), of which 30.14 mmtonnes from Eni’s Exploration & Production Division. Volumes amounting to 20.95 mmtonnes were purchased on the spot market, while 17.16 mmtonnes were purchased under long-term supply contracts with producing Countries. Approximately 25% of crude purchased in 2010 came from Russia, 22% from West Africa, 12% from the North Sea, 12% from the Middle East, 11% from North	Africa, 5% from Italy, and 13% from other areas.
In 2010 some 36.17 mmtonnes of crude purchased were marketed, (up of approximately 60 ktonnes, or 0.2%, from 2009). In addition, 3.05 mmtonnes of intermediate products were purchased (2.92 mmtonnes in 2009) to be used as feedstock in conversion plants and 15.28 mmtonnes of refined products (13.98 mmtonnes in 2009) were purchased to be sold on markets outside Italy (10.72 mmtonnes) and on the domestic market (4.56 mmtonnes) as a complement to available production.

Purchases	(mmtonnes)	2008	2009	2010	Change	% Ch.
Equity crude oil
Eni’s production outside Italy		26.14	29.84	26.90	(2.94)	(9.9)
Eni’s production in Italy		3.57	2.91	3.24	0.33	11.3
		29.71	32.75	30.14	(2.61)	(8.0)
Other crude oil
Purchases on spot markets		12.09	14.94	20.95	6.01	40.2
Purchases under long-term contracts		16.11	19.71	17.16	(2.55)	(12.9)
		28.20	34.65	38.11	3.46	10.0
Total crude oil purchases		57.91	67.40	68.25	0.85	1.3
Purchases of intermediate products		3.39	2.92	3.05	0.13	4.5
Purchases of products		17.42	13.98	15.28	1.30	9.3
TOTAL PURCHASES		78.72	84.30	86.58	2.28	2.7
Consumption for power generation		(1.00)	(0.96)	(0.92)	0.04	4.2
Other changes (a)		(1.04)	(1.64)	(2.69)	(1.05)	(64.0)
		76.68	81.70	82.97	1.27	1.6
i	i	i
(a)	i	Includes change in inventories, decrease in transportation, consumption and losses.

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Eni Annual Report / Operating review

Refining

Availability of refined products	(mmtonnes)	2008	2009	2010	Change	% Ch.
ITALY
At wholly-owned refineries		25.59	24.02	25.70	1.68	7.0
Less input on account of third parties		(1.37)	(0.49)	(0.50)	(0.01)	(2.0)
At affiliated refineries		6.17	5.87	4.36	(1.51)	(25.7)
Refinery throughputs on own account		30.39	29.40	29.56	0.16	0.5
Consumption and losses		(1.61)	(1.60)	(1.69)	(0.09)	(5.6)
Products available for sale		28.78	27.80	27.87	0.07	0.3
Purchases of refined products and change in inventories		2.56	3.73	4.24	0.51	13.7
Products transferred to operations outside Italy		(1.42)	(3.89)	(4.18)	(0.29)	(7.5)
Consumption for power generation		(1.00)	(0.96)	(0.92)	0.04	4.2
Sales of products		28.92	26.68	27.01	0.33	1.2
OUTSIDE ITALY
Refinery throughputs on own account		5.45	5.15	5.24	0.09	1.7
Consumption and losses		(0.25)	(0.25)	(0.24)	0.01	4.0
Products available for sale		5.20	4.90	5.00	0.10	2.0
Purchases of refined products and change in inventories		15.14	10.12	10.61	0.49	4.8
Products transferred from Italian operations		1.42	3.89	4.18	0.29	7.5
Sales of products		21.76	18.91	19.79	0.88	4.7
Refinery throughputs on own account		35.84	34.55	34.80	0.25	0.7
of which: refinery throughputs of equity crude on own account		6.98	5.11	5.02	(0.09)	(1.8)
Total sales of refined products		50.68	45.59	46.80	1.21	2.7
Crude oil sales		26.00	36.11	36.17	0.06	0.2
TOTAL SALES		76.68	81.70	82.97	1.27	1.6

In 2010, refining throughputs were 34.80 mmtonnes, up 0.7% from 2009.
Higher volumes of approximately 160 ktonnes were processed in Italy (up 0.5% from 2009) mainly due to a better performance at the Livorno, Gela and Taranto plants as the trading environment improved from a year ago and optimization of refining cycles was implemented. In addition higher volumes were processed due to the coming on stream of a new hydro-cracking unit in Taranto and lower planned standstills affected the partially-owned Milazzo refinery. These effects were partly offset by the termination of a process contract on the Saras third-party refinery (down 1,966 ktonnes). Eni’s refining throughputs outside Italy increased by 1.7% supported by higher refinery throughput in the Czech Republic as a consequence of increased margins and demand recovery.
Total throughputs in wholly-owned refineries were 25.70 mmtonnes, up by approximately 90 mmtonnes (or 1.7%) from 2009, reflecting an improved refinery utilization rate which reached 91%. This increase reflects feedstock integration in refinery cycles and improved throughput margins, in particular for lubricants.
Approximately 15.8% of volumes of processed crude was supplied by Eni’s Exploration & Production segment (16.3% in	2009) representing a 0.5 percentage point decrease from 2009, corresponding to a lower volume of approximately 90 ktonnes.

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Eni Annual Report / Operating review

Marketing of refined products

In 2010, sales volumes of refined products (46.80 mmtonnes) were up of 1.21 mmtonnes from 2009, or 2.7%, mainly due to	higher volumes sold to oil companies and traders in Italy and outside Italy.

Product sales in Italy and outside Italy by market	(mmtonnes)	2008	2009	2010	Change	% Ch.
Retail		8.81	9.03	8.63	(0.40)	(4.4)
Wholesale		11.15	9.56	9.45	(0.11)	(1.2)
Petrochemicals		1.70	1.33	1.72	0.39	29.3
Other sales		7.26	6.76	7.21	0.45	6.7
Sales in Italy		28.92	26.68	27.01	0.33	1.2
Retail rest of Europe		3.22	2.99	3.10	0.11	3.7
Wholesale rest of Europe		3.94	3.66	3.88	0.22	6.0
Wholesale outside Italy		0.56	0.41	0.42	0.01	2.4
Other sales		12.52	11.85	12.39	0.54	4.6
Sales outside Italy		20.24	18.91	19.79	0.88	4.7
		49.16	45.59	46.80	1.21	2.7
Iberian Peninsula		1.52
of which:
Retail		0.64
Wholesale		0.88
TOTAL SALES		50.68	45.59	46.80	1.21	2.7

Retail sales in Italy
In 2010, retail sales in Italy of 8.63 mmtonnes decreased by approximately 400 ktonnes, down 4.4% driven by lower demand which mainly impacted gasoline and, to a lesser extent gasoil, reflecting a decline in domestic fuel demand, as well as rising competitive pressure and price elasticity. Average gasoline and gasoil throughput (2,322 kliters) decreased by approximately 160 kliters from 2009. Eni’s retail market share for 2010 was 30.4%, down 1.1 percentage point from 2009 (31.5%).
At December 31, 2010, Eni’s retail network in Italy consisted of 4,542 service stations, 68 more than at December 31, 2009 (4,447 service stations), resulting from the positive balance of acquisitions/releases of lease concessions (74 units), the opening of new service stations (11 units), partly offset by the closing of service stations with low throughput (13 units) and the release of 4 service stations under highway concession.
In 2010, also fuel sales of the Blu line – fuels with high performance and low environmental impact – recorded lower sales from 2009, reflecting weak domestic consumption. In particular, sales of BluDieselTech declined slightly from 2009,	approximately amounting to 573 ktonnes (689 mmliters), and represented 10.3% of gasoil sales on Eni’s retail network. At December 31, 2010, service stations marketing BluDieselTech totaled 4,071 units (4,104 at 2009 year-end) covering approximately 90% of Eni’s network. Retail sales of BluSuper amounted to 70 ktonnes (approximately 94 mmliters), decreasing by approximately 12 ktonnes from 2009, and covered 2.6% of gasoline sales on Eni’s retail network (down 0.1% from a year ago).
At December 31, 2010, service stations marketing BluSuper totaled 2,672 units (2,679 at December 31, 2009), covering approximately 59% of Eni’s network.
In February 2010, in replacement of the previous promotional campaign "You&Agip", Eni launched the new "you&eni" loyalty points program, lasting 3 years.
As of December 31, 2010, the number of customers that actively used the card in the year amounted to approximately 5 million. The average number of cards active each month was approximately 2.8 million. Volumes of fuel marketed under this initiative represented approximately 40% of overall volumes marketed on Eni’s network.

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Retail and wholesales sales of refined products	(mmtonnes)	2008	2009	2010	Change	% Ch.
Italy		19.96	18.59	18.08	(0.51)	(2.7)
Retail sales		8.81	9.03	8.63	(0.40)	(4.4)
Gasoline		3.11	3.05	2.76	(0.29)	(9.5)
Gasoil		5.50	5.74	5.58	(0.16)	(2.8)
LPG		0.19	0.22	0.26	0.04	18.2
Lubricants		0.01	0.02	0.03	0.01	50.0
Wholesale sales		11.15	9.56	9.45	(0.11)	(1.2)
Gasoil		4.52	4.30	4.36	0.06	1.4
Fuel Oil		0.85	0.72	0.44	(0.28)	(38.9)
LPG		0.38	0.35	0.33	(0.02)	(5.7)
Gasoline		0.15	0.12	0.16	0.04	33.3
Lubricants		0.12	0.09	0.10	0.01	11.1
Bunker		1.70	1.38	1.35	(0.03)	(2.2)
Other		3.43	2.60	2.71	0.11	4.2
Outside Italy (retail+wholesale)		7.72	7.06	7.40	0.34	4.8
Gasoline		2.12	1.89	1.85	(0.04)	(2.1)
Gasoil		3.80	3.54	3.95	0.41	11.6
Jet fuel		0.47	0.35	0.40	0.05	14.3
Fuel Oil		0.23	0.28	0.25	(0.03)	(10.7)
Lubricants		0.11	0.10	0.10	0.00	0.0
LPG		0.52	0.50	0.49	(0.01)	(2.0)
Other		0.47	0.40	0.36	(0.04)	(10.0)
		27.68	25.65	25.48	(0.17)	(0.7)
Iberian Peninsula		1.52
TOTAL SALES		29.20	25.65	25.48	(0.17)	(0.7)

Retail sales in the Rest of Europe
In 2010 retail sales of refined products marketed in the rest of Europe (3.10 mmtonnes) were up 3.7% from 2009. The increase was driven by volume additions in Austria, reflecting the purchase of service stations, and by enhanced performance in Eastern Europe (particularly in Slovakia and Romania), as well as in Germany and France.

At December 31, 2010, Eni’s retail network in the rest of Europe consisted of 1,625 units, an increase of 113 units from December 31, 2009 (1,512 service stations). The network evolution was as follows: (i) positive balance of acquisitions/releases of lease concessions (19 units) with positive changes in Austria and Hungary; (ii) purchased 114 service stations; (iii) opened 5 new outlets; and (iv) closed 25 low throughput service stations were.
Average throughput (2,441 kliters) slightly decreased from 2009 (2,461 kliters).

Wholesale and other sales
Wholesale sales in Italy (9.45 mmtonnes) decreased by approximately 110 ktonnes, down 1.2% from 2009, mainly due to a decline in domestic consumption (down 6.7%) in particular of fuel oil by industrial customers.
Eni’s wholesale market share for 2010 averaged 29.2%, up 1.6 percentage points from 2009 (27.6%).
Wholesale sales in the rest of Europe increased by 220 ktonnes, or 6%, to 3.88 mainly in Austria, reflecting recent acquisition of service stations, in France, due to higher bitumen sales, and in Germany, thanks to a large product availability and a recovery in consumption.
Supplies of feedstock to the petrochemical industry (1.72 mmtonnes) increased by approximately 390 ktonnes due to demand recovery.
Other sales (19.60 mmtonnes) increased by approximately 990 ktonnes, or 5.3%, mainly due to higher sales volumes to the cargo market and to oil companies.

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Eni Annual Report / Operating review

Capital expenditures

In 2010, capital expenditures in the Refining & Marketing Division amounted to euro 711 million and regarded mainly: (i) refining, supply and logistics in Italy (euro 446 million), with projects designed to improve the conversion rate and flexibility of refineries, in particular	the Sannazzaro and Taranto refineries, as well as expenditures on health, safety and environmental upgrades; (ii) upgrade of the refined product retail network in Italy and in the rest of Europe (euro 246 million). Expenditures on health, safety and the environment amounted to euro 143 million.

Capital expenditures	(euro million)	2008	2009	2010	Change	% Ch.
Italy		850	581	633	52	9.0
Outside Italy		115	54	78	24	44.4
		965	635	711	76	12.0
Refinery, supply and logistics		630	436	446	10	2.3
Italy		630	436	444	8	1.8
Outside Italy				2	2
Marketing		298	172	246	74	43.0
Italy		183	118	170	52	44.1
Outside Italy		115	54	76	22	40.7
Other		37	27	19	(8)	(29.6)
		965	635	711	76	12.0

Main R&D projects

In 2010 overall expenditure in R&D amounted to approximately euro 20 million, excluding general and administrative expenses. A total of 16 new patents applications were filed. Below are outlined the main R&D results achieved in 2010 with an impact on the Division’s strategic results.

Eni Slurry Technology (EST)
The EST proprietary technology is an innovative process for hydroconversion by means of a nanodispersed catalyst (slurry) and a peculiar process scheme to refine various kinds of heavy feedstock: residues from the distillation of heavy and extra-heavy crude (such as the ones from the Orinoco Belt in Venezuela) or non conventional products such as tar sands, characterized by high contents of sulphur, nitrogen, metals, asphaltenes and other pollutants that are hard to manage in conventional refineries. EST does not give rise to by-products and simply converts feedstocks into distillates. In 2010 testing continued mainly directed to validating the technology from the point of view of the upgrading performance and plant management, to the preparation of a customized basic on Zuata crude. The first industrial plant with a 23 kbbl/d capacity is under construction at the Sannazzaro refinery, with start-up scheduled for 2012.

Hydrogen SCT-CPO (Short Contact Time - Catalytic Partial Oxidation)
It is a reforming technology that can convert gaseous and liquid hydrocarbons (also derived from biomass) into synthetic gas

(carbon monoxide and hydrogen). This technology can contribute to process intensification as it allows to produce synthetic gas and hydrogen using reactors up to 100 times smaller than those currently in use, with relevant savings. The development of this technology, that makes use of oxygen enriched air, has been completed and another version making use of pure oxygen is under development.

Nanomaterials
The use of structured nanomaterials is one of the key elements for innovation and intensification of processes because innovation thus obtained in materials is multiplied to the whole system. Projects are underway to study and enhance nanomaterials that could introduce radical improvements in conversion processes. The Dual Catalyst technology is based on nanocatalysts and its current tests could lead to breakthrough developments in EST, as it can increase productivity and quality of end products. The development of a bi-functional catalyst is underway that hydrogenates and desulphorates feesdtocks and increases the cracking rate and nitrogen removal. In the Flexible FCC (fluid catalytic cracking) line of products, new proprietary zeolite and zeolite-like materials have been developed for increasing the conversion of heavier fractions without increasing residues. This additive, associated to a new process scheme could change the gasoline/gasoil ratio in favor of the latter. In 2010 application testing continued and confirmed the results obtained so that scale up has started with the aim of finding the final formulation to be used in an industrial reactor. This application too is covered by a patent application and received the Eni Award for innovation.

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Eni Annual Report / Operating review

Key performance/sustainability indicators		2008	2009	2010
Employee injury frequency rate	(No. of accidents per million hours worked)	2.57	2.34	1.54
Net sales from operations (a)	(euro million)	6,303	4,203	6,141
- Basic petrochemicals		3,060	1,832	2,833
- Polymers		2,961	2,185	3,126
- Other sales		282	186	182
Operating profit		(845)	(675)	(86)
Adjusted operating profit		(398)	(426)	(113)
Adjusted net profit		(323)	(340)	(85)
Capital expenditures		212	145	251
Production	(ktonnes)	7,372	6,521	7,220
Sales of petrochemical products		4,684	4,265	4,731
Average plant utilization rate	(%)	68.6	65.4	72.9
Employees at year end	(units)	6,274	6,068	5,972
Direct GHG emissions	(mmtonnes CO2 eq)	4.90	4.63	4.64
VOC emissions	(ktonnes)	3.61	3.83	4.63
(a)	Before elimination of intragroup sales.

› In 2010, the petrochemical segment reported a reduction of adjusted net loss (euro 85 million, down euro 255 from 2009) due to a recovery in industrial demand and to stronger industry fundamentals.
› Sales of petrochemical products were 4,731 ktonnes, up 466 ktonnes from last year, or 10.9%, as a result of a recovery in demand from the very low levels of the same period of last year.
› Petrochemical production volumes were 7,220 ktonnes, increased by 699 ktonnes, or 10.7%, due to an increase in demand for petrochemical products in all business areas.

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Eni Annual Report / Operating review

Sales - production - prices

In 2010 sales of petrochemical products (4,731 ktonnes) increased by 466 ktonnes (or 10.9%) from 2009 as a result of a recovery in demand from the very low levels of last year and a limited supply of products in the first six months of the year.
Petrochemical production (7,220 ktonnes) increased by 699 ktonnes from 2009, or 10.7% in all business areas. The recovery in demand determined a production increase in all Eni’s main plants, in Italy and outside Italy, that last year required unexpected outages in order to avoid excess of stock. Nominal production capacity decreased by one percentage point from 2009 due to the closing of the styrene plant in Hythe. The average plant utilization rate, calculated on nominal capacity increased from 65.4% to 72.9% as a result of higher volumes produced, in particular in the Priolo, Brindisi and Porto Torres plants.
Average unit sale prices increased by 35.6% from the depressed levels registered in 2009. The most relevant increase was registered in the average price of olefins (up 48% on average) due to the positive impact of the oil price scenario (virgin naphtha prices increased by 41% due to an increase in demand while supply was low). Average unit prices of styrene and polyethylene increased on average by 30%, while elastomers achieved lower increases.

Product availability	(ktonnes)	2008	2009	2010	Change	% Ch.
Basic petrochemicals		5,110	4,350	4,860	510	11.7
Polymers		2,262	2,171	2,360	189	8.7
Production		7,372	6,521	7,220	699	10.7
Consumption and losses		(3,539)	(2,701)	(2,912)	(211)	(7.8)
Purchases and change in inventories		851	445	423	(22)	(4.9)
		4,684	4,265	4,731	466	10.9

Business trends

Basic petrochemicals
Basic petrochemical revenues (euro 2,833 million) increased by euro 1,001 million (up 54.6%) from 2009 in all the main business segments due to the steep increase in average unit prices (olefins up 48%; intermediates and aromatics up more than 30%)as a result of the improved scenario and higher volumes sold (14% on average). In particular sales volumes of olefins increased by 17%, intermediates by 10%, while aromatics registered lower increases (up 8%) due to the decreases registered in xylene sales (down 5%). Basic petrochemical production (4,860 ktonnes) increased by 510 ktonnes from 2009 (up 11.7%) due to the recovery in the demand for monomers.

Polymers
Polymer revenues (euro 3,126 million) increased by euro 941 million from 2009 (up 43.1%) due to average unit prices increasing by 30%. Sales volumes increased on average by 8% (elastomers up 11%; styrene up 10%, polyethylene up 6%) due to positive trends in demand.
Polymer production (2,360 ktonnes) increased by 189 ktonnes from 2009 (up 8.7%) as a result of the recovery in production started in the first months of 2010 due to the recovery in the main end-markets (automotive, construction and packaging).
Production volumes of elastomers, and styrene increased on average by 10% from 2009 due to higher production of EPR, nytrilic rubbers, compact polystyrene and ABS. Polyethylene production registered a lower increase (up 7.7%) due to the maintenance shutdown of the Dunkerque plant.

Capital expenditures

In 2010 capital expenditures amounted to euro 251 million (euro 145 million in 2009) and regarded mainly plant upgrades (euro 116 million), upkeeping (euro 59 million), energy recovery (euro 45 million), environmental protection, safety and environmental regulation compliance (euro 29 million).

Main R&D projects

In 2010 overall expenditure in R&D amounted to approximately euro 31 million, excluding general and administrative expenses.
A total of 10 new patent applications were filed. Below are outlined the main R&D results achieved in 2010 with an impact on the Division’s strategic results.

- Basic petrochemicals: Within the study of a new catalytic process for cumene oxidation, the unit operation for catalyst recovery has been consolidated, an operation essential for the economic sustainability of the whole process.

- Elastomers: A new grade of thermoplastic co-polymer has been industrially homologated to be used in adhesives with lower viscosity (remaining equal its adhesive/cohesive properties) leading to lower energy consumption in the formulation of the final adhesive. At a pilot scale, new hydrogenated styrene-butadiene co-polymers to be used as viscosity index improvers have been produced and are scheduled to be homologated by the reference customer. In the lab and pilot plant the advantage

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Eni Annual Report / Operating review

of using a new activator in the polymerization of terpolymers EPDM with vanadium based catalysts has been confirmed and provided higher yields, improved quality and lower consumption of chlorine in the production process.

- Polyethylene: The production of two new grades of LLDPE (linear low density polyethylene) continued with wide distribution of molecular weight and therefore improved processability and retention of basic mechanic properties. In a gas phase plant a new grade of LLDPE for rotomolding application with exenes has been produced entailing a significant improvement of certain basic properties (such as resistance to chemicals). New formulas have been developed for HDPE (high density polyethylene) to be used in rotomolding applications in the field of phytochemicals. In a high pressure tubular plant LLDPE products with higher density have been developed and led to improved optical properties.

- Styrenic polymers: A new formula of ABS (acrylonitryl-butadiene-styrene polymer) grade from continuous mass has been developed for injection moulding. This formula dramatically increases the mechanical properties of products adjusting their performance to products deriving from emulsions. This allows a relevant recovery in penetration into injection moulding. After the first industrial campaign, customers expressed their satisfaction.

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Eni Annual Report / Operating review

Key performance/sustainability indicators		2008	2009	2010
Employee injury frequency rate	(No. of accidents per million hours worked)	0.70	0.40	0.45
Net sales from operations (a)	(euro million)	9,176	9,664	10,581
Operating profit		1,045	881	1,302
Adjusted operating profit		1,041	1,120	1,326
Adjusted net profit		784	892	994
Capital expenditures		2,027	1,630	1,552
Adjusted ROACE	(%)	16.8	15.4	14.0
Orders acquired	(euro million)	13,860	9,917	12,935
Order backlog		19,105	18,730	20,505
Employees at year end	(units)	35,629	35,969	38,826
Direct GHG emissions	(mmtonnes CO2 eq)	1.34	1.29	1.18
(a)	Before elimination of intragroup sales.

› Adjusted net profit was euro 994 million, up euro 102 million from a year ago, or 11.4%, driven by an higher turnover.
› Adjusted operating profit was euro 1,302, up euro 421 million from a year ago, or 47.8%, due to an increase in project profitability and a higher turnover. A non recurring charge has been accounted for in the adjusted operating profit amounting to $30 million (or euro 24 million) reflecting the transaction with the Nigerian Government in relation with the investigation related to the TSKJ consortium. For further information see the paragraph "Legal Proceedings" in the Notes to the Consolidated Financial Statements.
› Return on average capital employed calculated on an adjusted basis was 14% in 2010 (15.4% in 2009).
› Orders acquired amounted to euro 12,935 million, up euro 3,018 million from 2009 (up 30.4%), in particular in onshore activity.
› Order backlog was euro 20,505 million at December 31, 2010 (euro 18,730 million at December 31, 2009), related in particular to projects in the Middle East (27%), North Africa (18%) and the Americas (16%).
› Capital expenditures amounted to euro 1,552 million, slightly lower than in 2009 (down euro 78 million, or 4.8%). The main projects related to the upgrade of the construction and drilling fleet.

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Eni Annual Report / Operating review

Activity for the year

Among the main orders acquired in 2010 were:
- EPC contracts on behalf of Abu Dhabi Gas Development for the construction of a gas processing plant (with a treatment capacity of 1 billion cubic feet per day of gas), a sulphur recovery unit and the related transporting facilities as part of the Shah Gas development program in the United Arab Emirates;
- an EPC contract on behalf of Husky Oil for the realization of the Central Processing Facilities designed for a total of 60,000 barrels per day of bitumen production for the first phase of the Sunrise Oil Sands project near Fort Murray, Alberta, Canada;
- an EPC contract on behalf of Kharafi National for the construction of Early Production Facilities, which will have an oil and gas treatment capacity of 150,000 barrels per day and a sulphur granulation plant, for the development of the Jurassic field located in northern Kuwait;

- an EPC contract on behalf of Kuwait Oil Company for the construction of a booster station made up of three high and low-pressure gas trains to produce 234 million cubic feet a day of dry gas and 69,000 barrels per day of condensates, fed from the existing gathering centers in Western Kuwait;
- the extension of the "Kashagan Trunklines" and "Kashagan Piles and Flares" contracts on behalf of Agip KCO for the installation of the offshore facilities system relating to the experimental phase of the Kashagan field development program in Kazakhstan.
Orders acquired amounted to euro 12,935 million, of these projects to be carried out outside Italy represented 94%, while orders from Eni companies amounted to 7% of the total. Eni’s order backlog was euro 20,505 million at December 31, 2010 (euro 18,730 million at December 31, 2009). Projects to be carried out outside Italy represented 94% of the total order backlog, while orders from Eni companies amounted to 16% of the total.

Orders acquired	(euro million)	2008	2009	2010	Change	% Ch.
Orders acquired		13,860	9,917	12,935	3,018	30.4
Offshore construction		4,381	5,089	4,600	(489)	(9.6)
Onshore construction		7,522	3,665	7,744	4,079	111.3
Offshore drilling		760	585	326	(259)	(44.3)
Onshore drilling		1,197	578	265	(313)	(54.2)
of which:
- Eni		540	3,147	962	(2,185)	(69.4)
- Third parties		13,320	6,770	11,973	5,203	76.9
of which:
- Italy		831	2,081	825	(1,256)	(60.4)
- Outside Italy		13,029	7,836	12,110	4,274	54.5

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Order backlog	(euro million)	December 31, 2008	December 31, 2009	December 31, 2010	Change	% Ch.
Order backlog		19,105	18,730	20,505	1,775	9.5
Offshore construction		4,682	5,430	5,544	114	2.1
Onshore construction		9,201	8,035	10,543	2,508	31.2
Offshore drilling		3,759	3,778	3,354	(424)	(11.2)
Onshore drilling		1,463	1,487	1,064	(423)	(28.4)
of which:
- Eni		2,547	4,103	3,349	(754)	(18.4)
- Third parties		16,558	14,627	17,156	2,529	17.3
of which:
- Italy		435	1,341	1,310	(31)	(2.3)
- Outside Italy		18,670	17,389	19,195	1,806	10.4

Capital expenditures

In 2010 capital expenditures in the Engineering & Construction segment (euro 1,552 million) mainly regarded:
(i) Offshore: construction of a new pipelayer and the ultra-deep water Field Development Ship FDS2, activities for the conversion of a tanker into an FPSO and the construction of a new fabrication yard in Indonesia;	(ii) Offshore drilling: activities for the completion of the new ultra deep water drill ship Saipem 12000, construction of the semi-submersible rigs Scarabeo 8 and 9 and of the jack up Perro Negro 6;
(iii) Onshore drilling: development of operating structures;
(iv) Onshore: maintenance of the existing asset base.

Capital expenditures	(euro million)	2008	2009	2010	Change	% Ch.
Offshore construction		741	691	706	15	2.2
Onshore construction		48	19	11	(8)	(42.1)
Offshore drilling		785	706	559	(147)	(20.8)
Onshore drilling		424	188	253	65	34.6
Other expenditures		29	26	23	(3)	(11.5)
		2,027	1,630	1,552	(78)	(4.8)

Main R&D projects

In 2010 overall expenditure in R&D amounted to approximately euro 14 million (euro 17 million in 2009), excluding general and administrative expenses. In 2010, 60 full time equivalent employees were working in R&D. A total of 17 new patent applications were filed. Below are outlined the main R&D results achieved in 2010 with an impact on the Division’s strategic results broken down by development of operational assets (naval equipment and processes), offshore and onshore technologies.

Assets
Technological innovation on assets is pursued with the aim of improving sustainability, competitivity and reliability, and reducing the environmental impact of operations. In particular, in 2010 some of the projects underway reached the testing phase:
- Equipment: New systems for the construction of coverage for soldering joints on board of pipelaying vessels, techniques for the remote control of anomalous deformations during the laying of pipes into the sea and some technologies complementary to excavation activities for critical operating scenarios have been validated. Studies were completed on technologies for the sustainability for the construction for the infrastructure in environmentally highly sensitive areas.
- Vessels: Detailed development and implementation of the main technical systems and subsystems for production and laying of pipes on the new pipelaying vessel CastorOne continued.
During 2010 two important events took place for favoring dissemination of innovative knowledge: the Offshore and Arctic Development Workshop and the new edition of the Innovation Trophy.

Offshore
Activities were focused on programs dedicated to the continued improvement of innovative solutions for the development of oil and natural gas fields in the sea. Main activities concerned fields in frontier areas such as deep waters and the Arctic, monetization of offshore natural gas reserves by means of liquefaction technologies applied on floating plants (LNG offshore) and production from offshore renewable sources.
- Subsea processing: A new proprietary multipipe system for the gravitational separation of gas and liquids successfully completed the second testing phase in the framework of a Joint Industry Project supported by important oil companies. Results

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achieved confirmed the efficacy of the separator in real flow conditions.
- SURF: Activities started in 2009 on projects for developing solutions for new risers to be used in ultra deep (up to 3,000 meters) or intermediate depth (between 300 and 600 meters) waters continued. Work continued on technologies for thermal isolation and anticorrosion solutions for underwater operations.
- FLNG: activities intensified in 2010 in particular in the development of solutions for a medium-scale floating LNG system and a tandem offloading solution using a flexible cryogenic floating pipe.
- Offshore renewable sources: Activities focus mainly on a large scale prototype of an underwater turbine with 10 meter diameter called Sabella to be installed in the future off the coast of Brittany. The participation of the French government to the financing of the project has been officially announced at the end of 2010.

Onshore
Activity is dedicated to process technologies and their know-how and to the application of the most modern and state of the art technologies from third parties supporting our clients worldwide in the upstream, midstream and downstream areas in the various phases of completion from engineering to construction.
- Urea plants: Work was aimed at increasing the performance of our Snamprogetti™ Urea proprietary technology for the production of fertilizers, licensed worldwide and applied to date in 120 plants. After having planned and in some cases also built the largest urea plants in the world (Engro in Pakistan, Qafco V and VI in Qatar and Matix in India) based on the operation of single lines for 3,859 t/d, we developed a conceptual study for a future 5,000 t/d train using the same well established sequence of technologies. In addition we are designing a pilot unit for the recovery of ammonia within the Zero Emission Project that will be then built in a commercial plant.
- CCS: Within the Eni/Enel pilot program on Carbon Capture and Storage, Saipem is following the design of a pipe for carrying dense CO2. We completed the project phase of a line for pilot transport to be located in the Brindisi power station.
- ENSOLVEX: The first commercial unit based on this proprietary technology for the remediation of contaminated soil is under construction at the Gela refinery.
- Microalgae: The first semicommercial unit for removing carbon dioxide from refinery effluents through biofixation by means of microalgae was completed and delivered. The ensuing biomass can be used for the production of biofuels.
- Sulfur treatment: Saipem obtained a new patent for the technology for the treatment and transport of sulphur with zero emissions, a new method for solidifying liquid sulphur in blocks, thus consolidating its first class position in sulfur treatment technologies.
- EST: Saipem continues to support the management engineering and project for the development and implementation of the Eni Slurry Technology in various research programs. The first commercial unit is currently under construction at the Sannazzaro refinery.

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Profit and loss account

2008	(euro million)	2009	2010	Change	% Ch.
108,082	Net sales from operations	83,227	98,523	15,296	18.4
728	Other income and revenues	1,118	956	(162)	(14.5)
(80,354)	Operating expenses	(62,532)	(73,920)	(11,388)	(18.2)
21	of which non-recurring items	(250)	246
(124)	Other operating income (expense)	55	131	76	..
(9,815)	Depreciation, depletion, amortization and impairments	(9,813)	(9,579)	234	2.4
18,517	Operating profit	12,055	16,111	4,056	33.6
(640)	Finance income (expense)	(551)	(727)	(176)	(31.9)
1,373	Net income from investments	569	1,156	587	..
19,250	Profit before income taxes	12,073	16,540	4,467	37.0
(9,692)	Income taxes	(6,756)	(9,157)	(2,401)	(35.5)
50.3	Tax rate (%)	56.0	55.4	(0.6)
9,558	Net profit	5,317	7,383	2,066	38.9
	of which attributable to:
8,825	- Eni's shareholders	4,367	6,318	1,951	44.7
733	- Non-controlling interest	950	1,065	115	12.1

Net profit
In 2010 net profit attributable to Eni’s shareholders was euro 6,318 million, an increase of euro 1,951 million from 2009, or 44.7%. This increase was driven by an improved operating performance (up euro 4,056 million, or by 33.6%) which was mainly reported by the Exploration & Production Division, reflecting the favorable trading environment, partly offset by certain extraordinary charges amounting	to approximately euro 2.07 billion, up approximately euro 600 million from the previous year. Net profit for the year was helped by higher profits reported by equity-accounted and cost-accounted entities, including certain gains on the divestment of interests (approximately euro 300 million). These increases were partly offset by higher income taxes (down euro 2,401 million compared to 2009 reporting period).

2008	(euro million)	2009	2010	Change	% Ch.
8,825	Net profit attributable to Eni's shareholders	4,367	6,318	1,951	44.7
723	Exclusion of inventory holding (gains) losses	(191)	(610)
616	Exclusion of special items	1,031	1,161
	of which:
(21)	- non-recurring items	250	(246)
637	- other special items	781	1,407
10,164	Adjusted net profit attributable to Eni’s shareholders (a)	5,207	6,869	1,662	31.9
i	i	i
(a)	i	For a detailed explanation of adjusted operating profit and net profit see paragraph "Reconciliation of reported operating profit and reported net profit to results on an adjusted basis".

Adjusted net profit attributable to Eni’s shareholders amounted to euro 6,869 million, an increase of euro 1,662 million from 2009, or 31.9%. Adjusted net profit was calculated by excluding an	inventory holding profit of euro 610 million and net special charges of euro 1,161 million resulting in an overall adjustment equivalent to an increase of euro 551 million.

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Special charges or gains of the operating profit mainly related to:
(i) the impairment of goodwill allocated to the European gas marketing cash generating unit in the Gas & Power Division (euro 426 million), based on weak 2010 results and a reduced outlook for profitability;
(ii) impairment of proved and unproved mineral interests in the Exploration & Production Division reflecting a changed pricing environment and downward reserve revisions (euro 127 million) mainly in gas properties, as well as impairment charges of capital expenditures on assets impaired in previous reporting periods in the Refining & Marketing and Petrochemical Divisions (euro 128 million);
(iii) an environmental provision amounting to euro 1,109 million related to a proposal for a global transaction on certain environmental issues filed with the Italian Ministry for the Environment, as disclosed in the section "Other information";
(iv) provisions for redundancy incentives (euro 423 million) following implementation of efficiency actions, and including a provision of euro 284 million representing the charge to be borne by Eni as part of a personnel mobility program in Italy	for the period 2010-2011 in compliance with Law 223/1991;
(v) a gain amounting to euro 270 million reflecting the favorable settlement of an antitrust proceeding resulting in a provision accrued in previous reporting periods being reversed almost entirely to 2010 profit. The provision was originally accrued to take into account a resolution of the Italian Antitrust Authority, who charged Eni with anti-competitive behavior for having allegedly refused third party access to the pipeline for importing natural gas from Algeria in 2003.
Special items in net profit included a currency adjustment, amounting to euro 33 million, to the loss provision accrued in the 2009 financial statements to take account of the TSKJ proceeding. Certain special gains were also recorded relating to the divestment of Società Padana Energia (euro 169 million), a 25% stake in GreenStream (euro 93 million), including a gain from revaluing the residual interest in the venture, a 100% interest in the Belgian company Distri RE SA (euro 47 million), and a non strategic interest in an entity of the Engineering & Construction Division (euro 17 million), as well as an impairment of the Company’s interest in an industrial venture in Venezuela (euro 36 million)[1].

The breakdown of adjusted net profit by Division is shown in the table below:

2008	(euro million)	2009	2010	Change	% Ch.
7,900	Exploration & Production	3,878	5,600	1,722	44.4
2,648	Gas & Power	2,916	2,558	(358)	(12.3)
521	Refining & Marketing	(197)	(49)	148	75.1
(323)	Petrochemicals	(340)	(85)	255	75.0
784	Engineering & Construction	892	994	102	11.4
(279)	Other activities	(245)	(216)	29	11.8
(532)	Corporate and financial companies	(744)	(699)	45	6.0
76	Impact of unrealized intragroup profit elimination (a)	(3)	(169)	(166)
10,795	Adjusted net profit	6,157	7,934	1,777	28.9
	of which attributable to:
631	- Non-controlling interest	950	1,065	115	12.1
10,164	- Eni's shareholders	5,207	6,869	1,662	31.9
i	i	i
(a)	i	This item concerned mainly intragroup sales of commodities, services and capital goods recorded in the assets of the purchasing business segment as of end of the period.

The increase in the Group adjusted net profit reflected a higher adjusted net profit mainly reported by:
- the Exploration & Production Division (up euro 1,722 million, or 44.4%) driven by an improved operating performance (up euro 4,400 million, or 46.4%), mainly reflecting higher oil&gas realizations in dollar terms (up 27.8% and 7.1%, respectively) and the depreciation of the euro against the dollar (down 4.7%, for an overall impact of euro 400 million);
- the Refining & Marketing Division achieved a sharp reduction in adjusted net loss, down by 75.1% (from minus euro 197 million in 2009 to minus euro 49 million in 2010) reflecting better results delivered by the refining business helped by a less unfavorable trading environment, cost efficiencies and optimization;
- the Petrochemical Division achieved a sharp reduction in adjusted net loss, down by 75% (from minus euro 340 million in 2009 to minus euro 85 million in 2010). A better operating performance (up euro 313 million) was driven by a recovery in demand on end-markets, higher product margins and cost efficiencies;	- the Engineering & Construction business (up euro 102 million; or 11.4%) due to a better operating performance (up euro 206 million) driven by revenue growth and higher profitability of acquired orders.
These increases were partly offset by the declining adjusted net profit reported by the Gas & Power Division (down euro 358 million, or 12.3% from 2009). The Marketing operating performance was sharply lower (down euro 988 million, or 57.4% from 2009) as a result of shrinking marketing margins, and volume losses in Italy, against the backdrop of mounting competitive pressure fuelled by weak demand and over-supply. The Marketing results were also impacted by the persistence of unprofitable differentials between oil-linked gas purchase costs provided in Eni’s long-term gas supply contracts and spot prices recorded at European hubs which have become a prevailing reference benchmark for selling prices. Lower results reported by the Marketing business were partly offset by a robust operating performance delivered by the Regulated businesses in Italy (up 13.8%).

(1)	i	A further impairment of the Company’s interest in the above mentioned industrial venture resulting from the bolivar translation differences was accounted on the Company’s equity for a total amount of euro 30 million.

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Analysis of Profit and Loss Account Items

Net sales from operations

2008	(euro million)	2009	2010	Change	% Ch.
33,042	Exploration & Production	23,801	29,497	5,696	23.9
37,062	Gas & Power	30,447	29,576	(871)	(2.9)
45,017	Refining & Marketing	31,769	43,190	11,421	36.0
6,303	Petrochemicals	4,203	6,141	1,938	46.1
9,176	Engineering & Construction	9,664	10,581	917	9.5
185	Other activities	88	105	17	19.3
1,331	Corporate and financial companies	1,280	1,386	106	8.3
75	Impact of unrealized intragroup profit elimination	(66)	100	166
(24,109)	Consolidation adjustment	(17,959)	(22,053)	(4,094)
108,082		83,227	98,523	15,296	18.4

In 2010, Eni’s net sales from operations (euro 98,523 million) increased by euro 15,296 million from 2009 (or up 18.4%) primarily reflecting higher realizations on oil, products and natural gas in dollar terms and the positive impact of the depreciation of the euro against the dollar.

Revenues generated by the Exploration & Production Division (euro 29,497 million) increased by euro 5,696 million (or up 23.9%), mainly due to higher realizations in dollar terms (oil up 27.8%; natural gas up 7.1%). Eni’s average liquids realizations decreased by 1.33 $/bbl to 72.76 $/bbl due to the settlement of certain commodity derivatives relating to the sale of 28.5 mmbbl out of the Company’s proved reserves (for further details see the disclosure on adjusted net profit of the Exploration & Production Division).

Revenues generated by the Gas & Power Division (euro 29,576 million) decreased by euro 871 million (or 2.9%) mainly due to lower volumes sold in Italy (down 5.75 bcm, or 14.4%), partly offset by the positive impact of a slight recovery in spot and oil-linked gas prices which are reflected in Eni’s revenues and increased volumes sold in the key European markets.

Revenues generated by the Refining & Marketing Division (euro 43,190 million) increased by euro 11,421 million (or 36%) reflecting higher selling prices of refined products.

Revenues generated by the Petrochemical Division (euro 6,141 million) increased by euro 1,938 million (or up 46.1%) mainly reflecting higher average selling prices (up 35.6%) and the substantial recovery in sales volumes (up 10.9%, mainly in the elastomers business area) following stronger demand on end-markets compared to the particularly weak trading environment of the previous year.

Revenues generated by the Engineering & Construction business (euro 10,581 million) increased by euro 917 million, or 9.5%, from 2009, as a result of increased activities in the Onshore and Drilling business units.

Operating expenses

2008	(euro million)	2009	2010	Change	% Ch.
76,350	Purchases, services and other	58,351	69,135	10,784	18.5
	of which:
(21)	- non-recurring items	250	(246)
761	- other special items	537	1,291
4,004	Payroll and related costs	4,181	4,785	604	14.4
91	of which provision for redundancy incentives	134	423
80,354		62,532	73,920	11,388	18.2

Operating expenses for the year (euro 73,920 million) increased by euro 11,388 million from 2009, up 18.2%.

Purchases, services and other costs (euro 69,135 million) increased by euro 10,784 million (up 18.5%) due to higher supply costs of purchased oil, gas and petrochemical feedstocks reflecting trends in the trading environment, the depreciation of the euro against the dollar, as well as higher operating expenses reported by the upstream activities.
Purchases, services and other costs include special charges for an overall amount of euro 1,291 million mainly referring to environmental provision related to a proposal for a global transaction on certain environmental issues (euro 1,109 million) filed with the Italian Ministry for the Environment, as disclosed on the section "Other Information", partly offset by non recurring gains amounting to euro 270 million reflecting the favorable outcome of an antitrust proceeding in the Gas & Power Division, as mentioned above, and to the payment of a sanction amounting to $30 million following the transaction with the Nigerian Government in relation with the investigation related to the TSKJ consortium. For further information see the paragraph "Legal Proceedings" in the Notes to the Consolidated Financial Statements.

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In 2009, special charges of euro 537 million regarded environmental and other risk provisions, as well as impairments of certain current and non-current assets, other than tangible and intangible assets. Non-recurring items represented by a charge of euro 250 million related to the provision then accrued to take account of the possible resolution of the TSKJ matter.

Payroll and related costs (euro 4,785 million) increased by euro 604 million, or 14.4%, mainly due to higher unit labor cost in Italy and outside Italy, partly due to exchange rate translation differences, the increase in the average number of employees outside Italy (following higher activity levels in the Engineering & Construction business), as well as increased provisions for redundancy incentives (euro 423 million in 2010) including a provision representing the charge to be borne by Eni as part of a personnel mobility program in Italy for the period 2010-2011 in compliance with Law 223/1991. These increases were partly offset by a decrease in the average number of employees in Italy.

Depreciation, depletion, amortization and impairments

2008	(euro million)	2009	2010	Change	% Ch.
6,678	Exploration & Production	6,789	6,928	139	2.0
797	Gas & Power	981	963	(18)	(1.8)
430	Refining & Marketing	408	333	(75)	(18.4)
116	Petrochemicals	83	83
335	Engineering & Construction	433	513	80	18.5
4	Other activities	2	2
76	Corporate and financial companies	83	79	(4)	(4.8)
(14)	Impact of unrealized intragroup profit elimination	(17)	(20)	(3)
8,422	Total depreciation, depletion and amortization	8,762	8,881	119	1.4
1,393	Impairments	1,051	698	(353)	(33.6)
9,815		9,813	9,579	(234)	(2.4)

Depreciation, depletion and amortization (euro 8,881 million) increased by euro 119 million from 2009 (up 1.4%) mainly in: (i) the Exploration & Production Division (up euro 139 million), in connection with development activities as new fields were brought into production and higher expenditures were made in order to support production levels in producing fields, partly offset by lower exploration expenditures; (ii) the Engineering & Construction business (up euro 80 million) due to vessels and rigs fleet brought into operation. A decrease recorded in the Refining & Marketing Division reflected the reviewed residual useful lives of refineries and related facilities. In doing so, the Company has aligned with practices prevailing among integrated oil companies, particularly the European companies.
In the Gas & Power Division, the impact of new investments entered into operation was offset by the revision of the useful lives of gas	pipelines (from 40 to 50 years), as revised by the Authority for Electricity and Gas for tariff purposes, from January 1, 2010.

Impairment charges of euro 698 million mainly regarded the abovementioned impairment of goodwill allocated to the European gas marketing cash generating unit in the Gas & Power Division, based on weak 2010 results and a reduced outlook for profitability. Also impairment charges of oil&gas properties were recorded in the Exploration & Production Division reflecting a changed pricing environment and downward reserve revisions, as well as impairment charges of capital expenditures on assets impaired in previous reporting periods in the Refining & Marketing and Petrochemical Divisions (for further information see the paragraph "Tangible and Intangible assets" in the Notes to the Consolidated Financial Statements).

The breakdown of impairment charges by Division is shown in the table below:

2008	(euro million)	2009	2010	Change	% Ch.
810	Exploration & Production	576	123	(453)	(78.6)
1	Gas & Power		436	436	..
299	Refining & Marketing	346	76	(270)	(78.0)
279	Petrochemicals	121	52	(69)	(57.0)
	Engineering & Construction	2	3	1	50.0
4	Other activities	6	8	2	33.3
1,393		1,051	698	(353)	(33.6)

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Operating profit
The breakdown of the reported operating profit by Division is provided below:

2008	(euro million)	2009	2010	Change	% Ch.
16,239	Exploration & Production	9,120	13,866	4,746	52.0
4,030	Gas & Power	3,687	2,896	(791)	(21.5)
(988)	Refining & Marketing	(102)	149	251	..
(845)	Petrochemicals	(675)	(86)	589	87.3
1,045	Engineering & Construction	881	1,302	421	47.8
(466)	Other activities	(436)	(1,384)	(948)	..
(623)	Corporate and financial companies	(420)	(361)	59	14.0
125	Impact of unrealized intragroup profit elimination		(271)	(271)
18,517	Operating profit	12,055	16,111	4,056	33.6

Adjusted operating profit
The breakdown of the adjusted operating profit by Division is provided below:

2008	(euro million)	2009	2010	Change	% Ch.
18,517	Operating profit	12,055	16,111	4,056	33.6
936	Exclusion of inventory holding (gains) losses	(345)	(881)	(536)
2,155	Exclusion of special items	1,412	2,074	662
	of which:
(21)	- non-recurring items	250	(246)
2,176	- other special items	1,162	2,320
21,608	Adjusted operating profit	13,122	17,304	4,182	31.9
	Breakdown by Division:
17,222	Exploration & Production	9,484	13,884	4,400	46.4
3,564	Gas & Power	3,901	3,119	(782)	(20.0)
580	Refining & Marketing	(357)	(171)	186	52.1
(398)	Petrochemicals	(426)	(113)	313	73.5
1,041	Engineering & Construction	1,120	1,326	206	18.4
(244)	Other activities	(258)	(205)	53	20.5
(282)	Corporate and financial companies	(342)	(265)	77	22.5
125	Impact of unrealized intragroup profit elimination		(271)	(271)
21,608		13,122	17,304	4,182	31.9

Eni’s adjusted operating profit amounted to euro 17,304 million, an increase of euro 4,182 million from 2009 (up 31.9%). Adjusted operating profit is calculated by excluding an inventory holding profit of euro 881 million and special charges of euro 2,074 million. The increase was mainly due to an improved operating performance recorded by the following Divisions:
- Exploration & Production (up euro 4,400 million, or 46.4%) mainly driven by higher oil and natural gas realizations in dollars (up 27.8% and 7.1%, respectively), the positive impact of the depreciation of the euro against the dollar (amounting to euro 400 million), as well as lower exploration expenditures. These positives were partly offset by higher operating expenses and depreciations following new field start-ups;
- Refining & Marketing substantially halved its adjusted operating loss (from minus euro 357 million in 2009 to minus euro 171 million in 2010) due to a less unfavorable refining scenario, cost efficiencies and optimization;	- Petrochemicals (up euro 313 million, or 73.5%) driven by higher product margins, increased sales volumes which were up by 10.9% on average following a recovery in demand on end-markets and cost efficiencies;
- Engineering & Construction (up euro 206 million, or 18.4%) reflecting revenue growth and higher profitability of acquired orders.

These increases were partly offset by lower operating profit reported by the Gas & Power Division, down euro 782 million, or 20%, from 2009. The main driver of this reduction was the sharply lower performance of the Marketing activity (down 57.4%) as a result of shrinking marketing margins, and volume losses in Italy.
Lower results reported by the Marketing business were partly offset by a robust operating performance delivered by the Regulated businesses in Italy (up 13.8%).

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2008	(euro million)	2009	2010	Change
(824)	Finance income (expense) related to net borrowings	(673)	(727)	(54)
(993)	Finance expense on short and long-term debt	(753)	(766)	(13)
87	Net interest due to banks	33	18	(15)
82	Net income from receivables and securities for non-financing operating activities	47	21	(26)
(427)	Income (expense) on derivatives	(4)	(131)	(127)
206	Exchange differences, net	(106)	92	198
169	Other finance income and expense	9	(148)	(157)
241	Income from equity instruments	163		(163)
99	Net income from receivables and securities for financing operating activities and interest on tax credits	43	75	32
(249)	Finance expense due to the passage of time (accretion discount)	(218)	(251)	(33
78	Other	21	28	7
(876)		(774)	(914)	(140)
236	Finance expense capitalized	223	187	(36)
(640)		(551)	(727)	(176)

In 2010 net finance expense increased by euro 176 million to euro 727 million from 2009, mainly due to the circumstance that in 2009 a finance gain of euro 163 million was recorded due to the contractual remuneration on the 20% interest in OAO Gazprom Neft, calculated until it was divested on April 24, 2009. Higher losses were recognized in connection with fair value evaluation through profit and loss of certain derivative instruments on exchange rates (up euro 127 million) which did not meet all formal criteria to be designated as hedges under IFRS. Those losses were offset by	net positive exchange differences (euro 198 million).
The item "Exchange differences, net" includes a currency adjustment, amounting to euro 33 million related to the loss provision accrued in the 2009 financial statements to take account of the TSKJ proceeding. Finance charges on finance debt were substantially in line with the previous year, as the impact associated with increased average net borrowings was offset by lower interest rates on both euro-denominated and dollar loans (down 0.4 percentage points the Euribor and the Libor rate).

Net income from investments
The table below sets forth the breakdown of net income from investments by Division:

2010	(euro million)	Exploration & Production	Gas & Power	Refining & Marketing	Engineering & Construction	Other segments	Group
Share of gains (losses) from equity-accounted investments		92	388	68		(11)	537
Dividends		208	12	44			264
Gains on disposal		169	141	2	20		332
Other income (expense), net		(29)	42		10		23
		440	583	114	30	(11)	1,156

Net income from investments amounted to euro 1,156 million and related to: (i) Eni’s share of profit of entities accounted for with the equity method (euro 537 million), mainly in the Gas & Power and Exploration & Production Divisions; (ii) dividends received by entities accounted for at cost (euro 264 million), mainly relating to Nigeria LNG Ltd; (iii) gains on disposal of assets (euro 332 million)	related to the full divestment of Società Padana Energia (euro 169 million), a 25% stake in GreenStream BV (euro 93 million) including a gain from revaluing the residual interest in the venture, a 100% interest in the Belgian company Distri RE SA (euro 47 million) as well as a non strategic interest of the Engineering & Construction Division (euro 17 million).

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The table below sets forth a breakdown of net income/loss from investments for 2010:

2008	(euro million)	2009	2010	Change
640	Share of gains (losses) from equity-accounted investments	393	537	144
510	Dividends	164	264	100
217	Gains on disposal	16	332	316
6	Other income (expense), net	(4)	23	27
1,373		569	1,156	587

The increase of euro 587 million from 2009 related to higher profit and dividends from equity or cost-accounted entities in the Gas	& Power and Exploration & Production Division and net gains on disposals of assets.

Income taxes

2008	(euro million)	2009	2010	Change
	Profit before income taxes
1,894	Italy	2,403	1,582	(821)
17,356	Outside Italy	9,670	14,958	5,288
19,250		12,073	16,540	4,467
	Income taxes
313	Italy	1,190	841	(349)
9,379	Outside Italy	5,566	8,316	2,750
9,692		6,756	9,157	2,401
	Tax rate (%)
16.5	Italy	49.5	53.2	3.7
54.0	Outside Italy	57.6	55.6	(2.0)
50.3		56.0	55.4	(0.6)

Income taxes were euro 9,157 million, up euro 2,401 million, or 35.5%, mainly reflecting higher income taxes currently payable by subsidiaries in the Exploration & Production Division operating outside Italy due to higher taxable profit.
The reported tax rate decreased by 0.6 percentage points due to:
(i) the recognition of a gain amounting to euro 270 million reflecting the favorable outcome of an antitrust proceeding which was a non-taxable item. For further details see the disclosure on special items;
(ii) the circumstance that in 2009 a non-recurring charge amounting to euro 250 million was recorded to settle the TSKJ legal proceedings which was a non-deductible tax item. In addition, the payment of a balance for prior-year income taxes amounted to euro 230 million in Libya as new rules came into effect which reassessed revenues for tax purposes and a lower capacity for Italian companies to deduct the cost of	goods sold associated with lower gas inventories at year-end (euro 64 million) was incurred, partly offset by net tax gains (euro 150 million).

Those positive effects on the Group tax rate were partly offset by a higher percentage of taxable income reported by foreign subsidiaries in the Exploration & Production Division which bear a higher tax rate than the average Group tax rate.
Adjusted tax rate, calculated as ratio of income taxes to net profit before taxes on an adjusted basis, was 54.4%, slightly increasing from 2009 (53.6%), reflecting the higher percentage of taxable profit reported by the Exploration & Production Division.

Non-controlling interest
Non-controlling interest’s share of profit was euro 1,065 million and mainly related to Snam Rete Gas SpA (euro 537 million) and Saipem SpA (euro 503 million).

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Divisional performance2

Exploration & Production

2008	(euro million)	2009	2010	Change	% Ch.
16,239	Operating profit	9,120	13,866	4,746	52.0
983	Exclusion of special items:	364	18
989	- asset impairments	618	127
	- environmental provisions		30
4	- gains on disposals of assets	(270)	(241)
8	- provision for redundancy incentives	31	97
(18)	- re-measurement gains/losses on commodity derivatives	(15)
	- other		5
17,222	Adjusted operating profit	9,484	13,884	4,400	46.4
70	Net finance income (expense) (a)	(23)	(205)	(182)
609	Net income (expense) from investments (a)	243	274	31
(10,001)	Income taxes (a)	(5,826)	(8,353)	(2,527)
55.9	Tax rate (%)	60.0	59.9	(0.1)
7,900	Adjusted net profit	3,878	5,600	1,722	44.4
	Results also include:
7,488	amortizations and depreciations	7,365	7,051	(314)	(4.3)
	of which:
2,057	exploration expenditures:	1,551	1,199	(352)	(22.7)
1,577	- amortization of exploratory drilling expenditure and other	1,264	802	(462)	(36.6)
480	- amortization of geological and geophysical exploration expenses	287	397	110	38.3
i	i	i
(a)	i	Excluding special items.

In 2010 the Exploration & Production Division reported an adjusted operating profit of euro 13,884 million, an increase of euro 4,400 million from 2009 (or 46.4%) due to higher liquids and gas realizations in dollar terms (oil up by 27.8% and natural gas up by 7.1%, respectively). The result was positively impacted by the depreciation of the euro against the dollar, for a total amount of approximately euro 400 million and lower exploration expenditures. These positives were partly offset by increased operating expenses and amortization charges reflecting new fields entered into operation.

Special charges excluded by adjusted operating profit amounted to euro 18 million and comprised the divestment of certain exploration and production assets, impairments of proved and unproved mineral interests, as well as provisions for redundancy incentives.
In 2010 liquids and gas realizations increased on average by

18.6% in dollar terms, driven by higher oil prices for market benchmarks (Brent crude price increased by 29.2%).
Eni’s average oil realizations increased by 27.8% driven by a favorable market environment.
Eni’s average liquids realizations decreased by 1.33 $/bbl in the full year due to the settlement of certain commodity derivatives relating to the sale of 28.5 mmbbl in the full year. This was part of a derivative transaction the Company entered into to hedge exposure to variability in future cash flows expected from the sale of a portion of the Company’s proved reserves for an original amount of approximately 125.7 mmbbl in the 2008-2011 period. As of December 31, 2010, the residual amount of that hedging transaction was 9 mmbbl.
Eni’s average gas realizations increased by 7.1% due to time lags in oil-linked pricing formulae.

Liquids realizations and the impact of commodity derivatives were as follows:

Liquids		2009	2010
Sales volumes	(mmbbl)	373.5	357.1
Sales volumes hedged by derivatives (cash flow hedge)		42.2	28.5
Total price per barrel, excluding derivatives	($/bl)	56.98	74.09
Realized gains (losses) on derivatives		(0.03)	(1.33)
Total average price per barrel		56.95	72.76

(2)	i	For a detailed explanation of adjusted operating profit and net profit see the paragraph “Reconciliation of reported operating profit and reported net profit to results on an adjusted basis”.

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Gas & Power

2008	(euro million)	2009	2010	Change	% Ch.
4,030	Operating profit	3,687	2,896	(791)	(21.5)
(429)	Exclusion of inventory holding (gains) losses	326	(117)
(37)	Exclusion of special items:	(112)	340
	of which:
	Non-recurring items		(270)
(37)	Other special items:	(112)	610
12	- environmental provisions	19	25
1	- asset impairments	27	436
7	- gains on disposals of assets	(6)	4
	- risk provisions	115	78
20	- provisions for redundancy incentives	25	75
(74)	- re-measurement gains/losses on commodity derivatives	(292)	30
(3)	- other		(38)
3,564	Adjusted operating profit	3,901	3,119	(782)	(20.0)
1,309	Marketing	1,721	733	(988)	(57.4)
1,732	Regulated businesses in Italy	1,796	2,043	247	13.8
523	International transport	384	343	(41)	(10.7)
(13)	Net finance income (expense) (a)	(15)	19	34
420	Net income (expense) from investments (a)	332	406	74
(1,323)	Income taxes (a)	(1,302)	(986)	316
33.3	Tax rate (%)	30.9	27.8	(3.1)
2,648	Adjusted net profit	2,916	2,558	(358)	(12.3)
i	i	i
(a)	i	Excluding special items.

In 2010 the Gas & Power Division reported adjusted operating profit of euro 3,119 million, a decrease of euro 782 million from 2009, down 20%, due to a lower performance delivered by the Marketing business (down 57.4%). This was partly offset by a better performance of the Regulated businesses in Italy (up 13.8%).
The results of the Marketing activity did not take into account certain gains recorded in previous reporting periods on the settlement of non-hedging commodity derivatives amounting to euro 116 million, which could be associated with the sale of gas and electricity occurred in 2010. On the contrary, 2009 results reflected gains amounting to euro 133 million recorded on the settlement of certain non-hedging derivatives and concerning future sales. Those gains were reflected in calculating the EBITDA pro-forma adjusted which represented those derivatives as being hedges with associated gains recognized in each of the reporting periods where the associated sales occurred. The EBITDA pro-forma adjusted for the full year 2010 showed a smaller decline compared to the previous year (down 30.2%).

Special items excluded from adjusted operating profit amounted to net charges of euro 340 million. These mainly related to the impairment of goodwill attributed to the European marketing cash generating unit (euro 426 million), based on 2010 results and reduced profitability expectations for this business, as well as risk provisions and provisions for redundancy incentives.
A non recurring gain amounting to euro 270 million was recorded. This item related to the favorable settlement of an antitrust proceeding concerning alleged anti-competitive behavior attributed to Eni following an alleged unjustified refusal to grant access to the import pipeline from Algeria in 2003. This resulted in the provision the accrued being reversed to profit for the year almost completely.

Adjusted net profit for 2010 was euro 2,558 million, down by euro 358 million from 2009, or 12.3%. The decline was caused by a lowered operating performance partly offset by higher results reported by equity accounted entities and a lowered adjusted tax rate (from 30.9% to 27.8%).

Marketing
In 2010, the Marketing business reported sharply lower adjusted operating profit of euro 733 million, down 57.4% from 2009, when the operating profit amounted to euro 1,721 million. Considering the impact associated with the above mentioned non-hedging commodity derivatives, Marketing results were negatively impacted by:
i) increasing competitive pressures in Italy, due to oversupply conditions in the marketplace and sluggish demand growth, resulting in volumes losses and price reductions to customers during the marketing campaign for the new thermal year beginning on October 1, 2010;
ii) outside Italy, the persistence of unprofitable differentials between oil-linked gas purchase costs provided in Eni’s long-term gas supply contracts and spot prices recorded at European hubs which have become a prevailing reference for selling prices;
iii) an unfavorable scenario for energy parameters.
These negatives were partly offset by the benefit associated with the renegotiation of a number of long-term supply contracts and supply optimization measures.

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Regulated businesses in Italy
In 2010, these businesses reported an adjusted operating profit of euro 2,043 million, up euro 247 million from 2009, or 13.8%, due to increasing results reported by the Transport business (up euro 173 million) mainly due to: (i) an increase in volumes transported; (ii) lower operating costs related to in kind remuneration of gas used in transport activity; (iii) lower amortization charges, related to the revision of the useful lives of gas pipelines (from 40 to 50 years); and (iv) the recognition in tariffs of new investments.
Also the Distribution business reported improved results (up euro 71	million) driven by a positive impact associated with a new tariff regime set by the Authority for Electricity and Gas intended to cover amortization charges.
The Storage business reported an adjusted operating profit of euro 230 million (euro 227 million in 2009).

International Transport
This business reported an adjusted operating profit of euro 343 million for 2010 representing a decrease of euro 41 million, or 10.7%, from 2009, mainly due to the impact of the accident at the Swiss line of the import pipeline from Northern Europe.

Other performance indicators
Follows a breakdown of the pro-forma adjusted EBITDA by business:

2008	(euro million)	2009	2010	Change	% Ch.
4,310	Pro-forma EBITDA adjusted	4,403	3,853	(550)	(12.5)
2,271	Marketing	2,392	1,670	(722)	(30.2)
119	of which: +/(-) adjustment on commodity derivatives	(133)	116
1,284	Regulated businesses in Italy	1,345	1,486	141	10.5
755	International transport	666	697	31	4.7

EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization charges) on an adjusted basis is calculated by adding amortization and depreciation charges to adjusted operating profit, which is also modified to take into account the impact associated with certain derivatives instruments as discussed below.
This performance indicator includes the adjusted EBITDA of Eni’s wholly owned subsidiaries and Eni’s share of EBITDA generated by certain associates which are accounted for under the equity method for IFRS purposes. Snam Rete Gas’ EBITDA is included according to Eni’s share of equity (55.56% as of December 31, 2010, which takes into account the amount of own shares held in treasury by the subsidiary itself) although this Company is fully consolidated when preparing consolidated financial statements in accordance with IFRS, due to its listed company status. Italgas SpA and Stoccaggi Gas Italia SpA results are also included according to the same share of equity as Snam Rete Gas (55.56%), due to the closing of the restructuring deal which involved Eni’s regulated business in the Italian gas sector. The parent company Eni SpA, divested the entire share capital of the two subsidiaries to Snam Rete Gas. In order to	calculate the EBITDA pro-forma adjusted, the adjusted operating profit of the Marketing business has been modified to take into account the impact of the settlement of certain commodity and exchange rate derivatives that do not meet the formal criteria to be classified as hedges under the IFRS. These are entered into by the Company in view of certain amounts of gas and electricity that the Company expects to supply at fixed prices during future periods. The impact of those derivatives has been allocated to the EBITDA pro-forma adjusted relating to the reporting periods during which those supplies at fixed prices are recognized. Management believes that the EBITDA pro-forma adjusted is an important alternative measure to assess the performance of Eni’s Gas & Power Division, taking into account evidence that this Division is comparable to European utilities in the gas and power generation sector. This measure is provided in order to assist investors and financial analysts in assessing the Eni Gas & Power divisional performance, as compared to its European peers, as EBITDA is widely used as the main performance indicator for utilities. The EBITDA pro-forma adjusted is a non-GAAP measure under IFRS.

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Refining & Marketing

2008	(euro million)	2009	2010	Change	% Ch.
(988)	Operating profit	(102)	149	251	..
1,199	Exclusion of inventory holding (gains) losses	(792)	(659)
369	Exclusion of special items	537	339
	of which:
(21)	Non-recurring items
390	Other special items:	537	339
76	- environmental provisions	72	169
299	- asset impairments	389	76
13	- gains on disposal of assets	(2)	(16)
	- risk provisions	17	2
23	- provisions for redundancy incentives	22	113
(21)	- re-measurement gains/losses on commodity derivatives	39	(10)
	- other		5
580	Adjusted operating profit	(357)	(171)	186	52.1
1	Net finance income (expense) (a)
174	Net income (expense) from investments (a)	75	92	17
(234)	Income taxes (a)	85	30	(55)
31.0	Tax rate (%)	..	..	..
521	Adjusted net profit	(197)	(49)	148	75.1
i	i	i
(a)	i	Excluding special items.

In 2010, the Refining & Marketing Division halved its adjusted operating loss (from minus euro 357 million in 2009 to minus euro 171 million in 2010) due to a less unfavorable refining scenario with Eni’s complex refineries helped by widening price differentials between sour and sweet crudes and better spreads of middle distillates to heating fuel. The Refining business also benefited from efficiency enhancement measures and supply optimization.
The Marketing business was affected by rapidly rising supply costs that were only partially transferred to prices at the pump,	and lower retail sales in Italy. These negatives were partly offset by higher sales on European networks.

Special charges excluded from adjusted operating loss amounted to euro 339 million in the full year 2010 and mainly related to environmental provisions referred to the environmental transaction filed with the Italian Ministry of the Environment (as disclosed in the section "Other Information"), provisions for redundancy incentives as well as impairment of capital expenditures on assets impaired in previous reporting periods.

Petrochemicals

2008	(euro million)	2009	2010	Change	% Ch.
(845)	Operating profit	(675)	(86)	589	87.3
166	Exclusion of inventory holding (gains) losses	121	(105)
281	Exclusion of special items:	128	78
278	- asset impairments	121	52
(5)	- gains on disposals of assets
8	- provisions for redundancy incentives	10	26
	- re-measurement gains/losses on commodity derivatives	(3)
(398)	Adjusted operating profit	(426)	(113)	313	73.5
1	Net finance income (expense) (a)
(9)	Net income (expense) from investments (a)		1	1
83	Income taxes (a)	86	27	(59)
(323)	Adjusted net profit	(340)	(85)	255	75.0
i	i	i
(a)	i	Excluding special items.

In 2010 the Petrochemical Division reduced its adjusted operating loss by euro 313 million, or 73.5% (from a loss of euro 426 million in 2009 to a loss of euro 113 million in 2010) following higher product	margins, a recovery in demand on end-markets, with sales volumes increased by 10.9% on average (mainly in the elastomers business area) and cost efficiencies.

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Special charges excluded from adjusted operating loss of euro 78 million related mainly to impairment of capital expenditures on assets impaired in previous reporting periods and to provisions for redundancy incentives.	In 2010 the Petrochemical Division reported a reduction in adjusted net loss (down euro 255 million, or 75%) from a prior-year due to the better operating performance.

Engineering & Construction

2008	(euro million)	2009	2010	Change	% Ch.
1,045	Operating profit	881	1,302	421	47.8
(4)	Exclusion of special items:	239	24
	of which:
	Non-recurring items	250	24
(4)	Other special items:	(11)
	- asset impairments	2	3
(4)	- gains on disposals of assets	3	5
	- provisions for redundancy incentives		14
	- re-measurement gains/losses on commodity derivatives	(16)	(22)
1,041	Adjusted operating profit	1,120	1,326	206	18.4
1	Net finance income (expense) (a)		33	33
49	Net income (expense) from investments (a)	49	10	(39)
(307)	Income taxes (a)	(277)	(375)	(98)
28.1	Tax rate (%)	23.7	27.4	3.7
784	Adjusted net profit	892	994	102	11.4
i	i	i
(a)	i	Excluding special items.

The Engineering & Construction segment reported an adjusted operating profit increasing by euro 206 million, or 18.4%, to euro 1,326 million reflecting the positive operating performance reported by the onshore construction and offshore drilling business areas reflecting higher level of activities of the Perro Negro 6 jack up and the semi-submersibles Scarabeo 3 and 4.

Special charges excluded from adjusted operating profit related mainly to provisions for redundancy incentives and to re-measurement gain on commodity derivatives.
A non recurring charge accounted for in the adjusted operating profit amounting to $30 million (or euro 24 million) reflecting the transaction with the Nigerian Government in relation with the investigation related to the TSKJ consortium. For further information see the paragraph "Legal Proceedings" in the Notes to the Consolidated Financial Statements.
Special items in net profit included a currency adjustment, amounting to euro 33 million, to the loss provision accrued in the 2009 financial statements to take account of the TSKJ proceeding, as well as a gain on disposal of a non strategic interest.

Adjusted net profit was euro 994 million, up euro 102 million (or 11.4%) from 2009 driven by the better operating performance.

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Other activities (a)

2008	(euro million)	2009	2010	Change	% Ch.
(466)	Operating profit	(436)	(1,384)	(948)	..
222	Exclusion of special items:	178	1,179
221	- environmental provisions	207	1,145
5	- asset impairments	5	8
(14)	- gains on disposal of assets	(2)
4	- risk provisions	(4)	7
4	- provisions for redundancy incentives	8	10
2	- other	(36)	9
(244)	Adjusted operating profit	(258)	(205)	53	20.5
(39)	Net financial income (expense) (b)	12	(9)	(21)
4	Net income (expense) from investments (b)	1	(2)	(3)
(279)	Adjusted net profit	(245)	(216)	29	11.8
i	i	i
(a)	i	From 2010 certain environmental provisions incurred by the Parent Company Eni SpA due to inter-company guarantees on behalf of Syndial have been reported within the segment reporting unit "Other Activities". Prior-year data have been reclassified to allow result comparability.
(b)	i	Excluding special items.

Corporate and financial companies (a)

2008	(euro million)	2009	2010	Change	% Ch.
(623)	Operating profit	(420)	(361)	59	14.0
341	Exclusion of special items:	78	96
(9)	- gains on disposals of assets
28	- provisions for redundancy incentives	38	88
	- risk provisions		8
52	- re-measurement gains/losses on commodity derivates
270	- other	40
(282)	Adjusted operating profit	(342)	(265)	77	22.5
(661)	Net financial income (expense) (b)	(525)	(530)	(5)
5	Net income (expense) from investments (b)
406	Income taxes (b)	123	96	(27)
(532)	Adjusted net profit	(744)	(699)	45	6.0
i	i	i
(a)	i	From 2010 certain environmental provisions incurred by the Parent Company Eni SpA due to inter-company guarantees on behalf of Syndial have been reported within the segment reporting unit "Other Activities". Prior-year data have been reclassified to allow result comparability.
(b)	i	Excluding special items.

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Non-GAAP measures

Reconciliation of reported operating profit and reported net profit to results on an adjusted basis

Management evaluates Group and business performance on the basis of adjusted operating profit and adjusted net profit, which are arrived at by excluding inventory holding gains or losses and special items. Furthermore, finance charges on finance debt, interest income, gains or losses deriving from the evaluation of certain derivative financial instruments at fair value through profit or loss (as they do not meet the formal criteria to be assessed as hedges under IFRS, excluding commodity derivatives), and exchange rate differences are all excluded when determining adjusted net profit of each business segment. The taxation effect of the items excluded from adjusted operating or net profit is determined based on the specific rate of taxes applicable to each of them. The Italian statutory tax rate is applied to finance charges and income (34% is applied to charges recorded by companies in the energy sector, whilst a tax rate of 27.5% is applied to all other companies). Adjusted operating profit and adjusted net profit are non-GAAP financial measures under either IFRS, or US GAAP. Management includes them in order to facilitate a comparison of base business performance across periods and allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models. In addition, management uses segmental adjusted net profit when calculating return on average capital employed (ROACE) by each business segment.

The following is a description of items that are excluded from the calculation of adjusted results.
Inventory holding gain or loss is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting.

Special items include certain significant income or charges pertaining to either: (i) infrequent or unusual events and transactions, being identified as non-recurring items under such circumstances; or (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write ups and gains or losses on divestments even though they occurred in past periods or are likely to occur in future ones. As provided for in Decision No. 15519 of July 27, 2006, of the Italian market regulator (CONSOB), non recurring material income or charges are to be clearly reported in the management’s discussion and include gains and losses on re-measurement at fair value of certain commodity derivatives, which do not meet formal criteria to the classified as hedges under IFRS, including the ineffective portion of cash flow hedges.

Finance charges or income related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations. In addition gains or losses on the fair value evaluation of the aforementioned derivative financial instruments, excluding commodity derivatives, and exchange rate differences are excluded from the adjusted net profit of business segments. Therefore, the adjusted net profit of business segments includes finance charges or income deriving from certain segment-operated assets, i.e., interest income on certain receivable financing and securities related to operations and finance charge pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of the asset retirement obligations in the Exploration & Production Division). Finance charges or interest income and related taxation effects excluded from the adjusted net profit of the business segments are allocated on the aggregate Corporate and financial companies.

For a reconciliation of adjusted operating profit and adjusted net profit to reported operating profit and reported net profit see tables below.

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2010

(euro million)	E&P	G&P	R&M	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized intragroup profit elimination	Group
Reported operating profit	13,866	2,896	149	(86)	1,302	(1,384)	(361)	(271)	16,111
Exclusion of inventory holding (gains) losses		(117)	(659)	(105)					(881)

Exclusion of special items
of which:
Non-recurring (income) charges		(270)			24				(246)
Other special (income) charges:	18	610	339	78		1,179	96		2,320
environmental charges	30	25	169			1,145			1,369
asset impairments	127	436	76	52	3	8			702
gains on disposal of assets	(241)	4	(16)		5				(248)
risk provisions		78	2			7	8		95
provision for redundancy incentives	97	75	113	26	14	10	88		423
re-measurement gains/losses on commodity derivatives		30	(10)		(22)				(2)
other	5	(38)	5			9			(19)

Special items of operating profit	18	340	339	78	24	1,179	96		2,074

Adjusted operating profit	13,884	3,119	(171)	(113)	1,326	(205)	(265)	(271)	17,304
Net finance (expense) income (a)	(205)	19			33	(9)	(530)		(692)
Net income from investments (a)	274	406	92	1	10	(2)			781
Income taxes (a)	(8,353)	(986)	30	27	(375)		96	102	(9,459)

Tax rate (%)	59.9	27.8	..		27.4				54.4
Adjusted net profit	5,600	2,558	(49)	(85)	994	(216)	(699)	(169)	7,934

of which:
- Adjusted net profit of non-controlling interest									1,065
- Adjusted net profit attributable to Eni’s shareholders									6,869

Reported net profit attributableto Eni’s shareholders									6,318

Exclusion of inventory holding (gains) losses									(610)
Exclusion of special items:									1,161
- non-recurring (income) charges									(246)
- other special (income) charges									1,407

Adjusted net profit attributable to Eni’s shareholders									6,869
i	i	i
(a)	i	Excluding special items.

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Eni Annual Report / Financial review and other information

2009

(euro million)	E&P	G&P	R&M	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized intragroup profit elimination	Group
Reported operating profit	9,120	3,687	(102)	(675)	881	(436)	(420)		12,055
Exclusion of inventory holding (gains) losses		326	(792)	121					(345)

Exclusion of special items
of which:
Non-recurring (income) charges					250				250
Other special (income) charges:	364	(112)	537	128	(11)	178	78		1,162
environmental charges		19	72			207			298
asset impairments	618	27	389	121	2	5			1,162
gains on disposal of assets	(270)	(6)	(2)		3	(2)			(277)
risk provisions		115	17			(4)			128
provision for redundancy incentives	31	25	22	10		8	38		134
re-measurement gains/losses on commodity derivatives	(15)	(292)	39	(3)	(16)				(287)
other						(36)	40		4

Special items of operating profit	364	(112)	537	128	239	178	78		1,412

Adjusted operating profit	9,484	3,901	(357)	(426)	1,120	(258)	(342)		13,122
Net finance (expense) income (a)	(23)	(15)				12	(525)		(551)
Net income from investments (a)	243	332	75		49	1			700
Income taxes (a)	(5,826)	(1,302)	85	86	(277)		123	(3)	(7,114)

Tax rate (%)	60.0	30.9	..		23.7				53.6
Adjusted net profit	3,878	2,916	(197)	(340)	892	(245)	(744)	(3)	6,157

of which:
- Adjusted net profit of non-controlling interest									950
- Adjusted net profit attributable to Eni’s shareholders									5,207

Reported net profit attributable to Eni’s shareholders									4,367

Exclusion of inventory holding (gains) losses									(191)
Exclusion of special items:									1,031
- non-recurring (income) charges									250
- other special (income) charges									781

Adjusted net profit attributable to Eni’s shareholders									5,207
i	i	i
(a)	i	Excluding special items.

Contents

Eni Annual Report / Financial review and other information

2008

(euro million)	E&P	G&P	R&M	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized intragroup profit elimination	Group
Reported operating profit	16,239	4,030	(988)	(845)	1,045	(466)	(623)	125	18,517
Exclusion of inventory holding (gains) losses		(429)	1,199	166					936

Exclusion of special items
of which:
Non-recurring (income) charges			(21)						(21)
Other special (income) charges:	983	(37)	390	281	(4)	222	341		2,176
- environmental charges		12	76			221			309
- asset impairments	989	1	299	278		5			1,572
- gains on disposals of assets	4	7	13	(5)	(4)	(14)	(9)		(8)
- risk provisions						4			4
- provision for redundancy incentives	8	20	23	8		4	28		91
- re-measurement gains/losses on commodity derivatives	(18)	(74)	(21)				52		(61)
- other		(3)				2	270		269

Special items of operating profit	983	(37)	369	281	(4)	222	341		2,155

Adjusted operating profit	17,222	3,564	580	(398)	1,041	(244)	(282)	125	21,608
Net finance (expense) income (a)	70	(13)	1	1	1	(39)	(661)		(640)
Net income from investments (a)	609	420	174	(9)	49	4	5		1,252
Income taxes (a)	(10,001)	(1,323)	(234)	83	(307)		406	(49)	(11,425)

Tax rate (%)	55.9	33.3	31.0		28.1				51.4
Adjusted net profit	7,900	2,648	521	(323)	784	(279)	(532)	76	10,795

of which:
- Adjusted net profit of non-controlling interest									631
- Adjusted net profit attributable to Eni’s shareholders									10,164

Reported net profit attributable to Eni’s shareholders									8,825

Exclusion of inventory holding (gains) losses									723
Exclusion of special items:									616
- non-recurring (income) charges									(21)
- other special (income) charges									637

Adjusted net profit attributable to Eni’s shareholders									10,164
i	i	i
(a)	i	Excluding special items.

Contents

Eni Annual Report / Financial review and other information

Breakdown of special items

2008	(euro million)	2009	2010
(21)	Non-recurring charges (income)	250	(246)
	of which:
	- expected settlement of TSKJ proceeding	250
(21)	- settlement/payments on antitrust and other Authorities proceedings		(246)
2,176	Other special charges (income):	1,162	2,320
309	- environmental charges	298	1,369
1,572	- asset impairments	1,162	702
(8)	- gains on disposal of assets	(277)	(248)
4	- risk provisions	128	95
91	- provision for redundancy incentives	134	423
(61)	- re-measurement gains/losses on commodity derivatives	(287)	(2)
269	- other	4	(19)
2,155	Special items of operating profit	1,412	2,074
	Net finance (income) expense		35
(239)	Net (income) expense from investments	179	(324)
	of which:
	- gains from disposal of assets		(332)
	- impairments		28
(1,402)	Income taxes	(560)	(624)
	of which:
(270)	tax impact pursuant to Law Decree No. 112 of June 25, 2008 for Italian subsidiaries:	(27)
(176)	- on inventories
(94)	- on deferred taxes	(27)
(290)	tax impact pursuant Budget Law 2008 for Italian subsidiaries
(173)	adjustment to deferred tax for Libyan assets
	impairment of deferred tax assets E&P	72
(46)	other special items	(192)	29
(623)	taxes on special items of operating profit	(413)	(653)
514	Total special items of net profit	1,031	1,161
	attributable to:
(102)	- non-controlling interest
616	- Eni’s shareholders	1,031	1,161

Breakdown of impairments

2008	(euro million)	2009	2010	Change
1,349	Asset impairment	995	268	(727)
44	Goodwill impairment	56	430	374
1,393	Sub total	1,051	698	(353)
179	Impairment of losses on receivables related to non recurring activities	111	4	(107)
1,572	Impairments	1,162	702	(460)

Contents

Eni Annual Report / Financial review and other information

Summarized Group Balance Sheet

The summarized group balance sheet aggregates the amount of assets and liabilities derived from the statutory balance sheet in accordance with functional criteria which consider the enterprise conventionally divided into the three fundamental areas focusing on resource investments, operations and financing. Management believes that this summarized group balance sheet is useful information in assisting investors to assess	Eni’s capital structure and to analyze its sources of funds and investments in fixed assets and working capital. Management uses the summarized group balance sheet to calculate key ratios such as return on capital employed (ROACE) and the proportion of net borrowings to shareholders’ equity (leverage) intended to evaluate whether Eni’s financing structure is sound and well-balanced.

Summarized Group Balance Sheet (a)

(euro million)	December 31, 2009	December 31, 2010	Change
Fixed assets
Property, plant and equipment	59,765	67,404	7,639
Inventories - compulsory stock	1,736	2,024	288
Intangible assets	11,469	11,172	(297)
Equity-accounted investments and other investments	6,244	6,090	(154)
Receivables and securities held for operating purposes	1,261	1,743	482
Net payables related to capital expenditures	(749)	(970)	(221)
	79,726	87,463	7,737
Net working capital
Inventories	5,495	6,589	1,094
Trade receivables	14,916	17,221	2,305
Trade payables	(10,078)	(13,111)	(3,033)
Tax payables and provisions for net deferred tax liabilities	(1,988)	(2,684)	(696)
Provisions	(10,319)	(11,792)	(1,473)
Other current assets and liabilities (b)	(3,968)	(1,286)	2,682
	(5,942)	(5,063)	879
Provisions for employee post-retirement benefits	(944)	(1,032)	(88)
Net assets held for sale including related net borrowings	266	479	213
CAPITAL EMPLOYED, NET	73,106	81,847	8,741
Eni shareholders' equity	46,073	51,206	5,133
Non-controlling interest	3,978	4,522	544
	50,051	55,728	5,677
Net borrowings	23,055	26,119	3,064
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	73,106	81,847	8,741
i	i	i
(a)	i	For a reconciliation to the statutory balance sheet see the paragraph "Reconciliation of Summarized Group Balance Sheet and Statement of Cash Flow to Statutory Schemes".
(b)	i	Includes receivables and securities for financing operating activities for euro 436 million at December 31, 2010 (euro 339 million at December 31, 2009) and securities covering technical reserves of Eni’s insurance activities for euro 267 million at December 31, 2010 (euro 284 million at December 31, 2009).

The Group’s balance sheet as of December 31, 2010, was impacted by a drop in the exchange rate of the euro vs. the US dollar, which was down by 7.3% from December 31, 2009 (from 1.441 dollars per euro as of December 31, 2009, as compared to 1.336 dollars per euro as of December 31, 2010). This trend increased net capital employed, net equity and net borrowings by approximately euro 2,610 million, euro 2,130 million, and euro 480 million, respectively, as a result of exchange rate translation differences.
Increase in net equity for currency translation together with net profit for the year partly absorbed the increased level of net borrowings, resulting in the Group leverage to be	barely unchanged at 0.47 compared to the level of 0.46 as of December 31, 2009.

At December 31, 2010, net capital employed totaled euro 81,847 million, representing an increase of euro 8,741 million from December 31, 2009.

Fixed assets
Fixed assets amounted to euro 87,463 million, representing an increase of euro 7,737 million from December 31, 2009, reflecting exchange rate translation differences and capital expenditures incurred in the year (euro 13,870 million), partly offset by the depreciation, depletion, amortization and impairment charges (euro 9,579 million).

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Eni Annual Report / Financial review and other information

Net working capital
Net working capital amounting to a negative euro 5,063 million was barely unchanged from December 31, 2009, mainly due to:
- increasing oil, gas and petroleum products inventories (up euro 1,094 million) due to the impact of rising oil and product prices on inventories stated at the weighted average cost;
- a reduction in the item "Other liabilities" (up euro 2,682 million). This was due to a deferred cost classified as non current assets which pertained to the amounts of gas which were collected below minimum take quantities for the year as provided by take-or-pay clauses contained in certain long-term gas purchase contracts. The accrued amount was euro 1,181 million in the year 2010 (vs. euro 255 million accounted for in 2009). See Note 20 "Other non current receivables" of the Notes to the Consolidated Financial Statements for a discussion about management’s assumptions for recovering underlying gas volumes over the long-term. The deferred cost reported as of December 31, 2010 was partly offset by trade receivables relating to amounts of gas which were collected below the minimum take for the year by certain of Eni’s clients, reflecting take-or-pay clauses contained in certain long-term sales contracts. The total amount of trade receivables was equal to euro 251 million;
- the positive change of euro 431 million in fair value of certain derivative instruments Eni entered to in the Exploration & Production Division (cash flow hedge) and in the Gas & Power	Division (from a negative euro 751 million to a negative euro 320 million; respectively down euro 476 million and euro 219 million net of taxes). The Exploration & Production Division entered those derivatives to hedge exposure to variability in future cash flows deriving from the sale in the 2008-2011 period of approximately 2% of Eni’s proved reserves as of December 31, 2006 corresponding to 125.7 mmbbl, decreasing to 9 mmbbl as of end of December 2010 due to transactions settled in the years of execution;
- a decreased balance of trade payables and trade receivables. Reduced trade receivables were influenced by transferring certain receivables without recourse to factoring institutions, amounting to euro 1,279 million due in 2011, increasing group cash inflows;
- higher tax payables and net provisions for deferred tax liabilities accrued in the years of execution;
- increased provisions for environmental liabilities following the proposal of a global transaction filed with the Italian Ministry for the Environment disclosed on the section "Other Information" of this Annual Report.

Net assets held for sale including related liabilities (euro 479 million) mainly related to the subsidiary Gas Brasiliano Distribuidora SA, following the preliminary agreement signed with a third party to divest its entire share capital, and the subsidiaries and associates engaged in gas transport in Germany, Switzerland and Austria as the divestment plan has been ratified by the European Commission.

Contents

Eni Annual Report / Financial review and other information

Return On Average Capital Employed (ROACE)

Return On Average Capital Employed for the Group, on an adjusted basis is the return on the Group average capital invested, calculated as ratio of net adjusted profit before non-controlling interests, plus net finance charges on net borrowings net of the related tax effect, to net average capital employed. The tax rate applied on finance charges is the Italian statutory tax rate of 34%. The capital invested, as of the period-end,	used for the calculation of net average capital invested is obtained by deducting inventory gains or losses in the period, net of the related tax effect. ROACE by Division is determined as ratio of adjusted net profit to net average capital invested pertaining to each Division and rectifying the net capital invested as of period-end, from net inventory gains or losses (after applying the Division specific tax rate).

December 31, 2010	(euro million)	Exploration & Production	Gas & Power	Refining & Marketing	Group
Adjusted net profit		5,600	2,558	(49)	7,934
Exclusion of after-tax finance expense/interest income		-	-	-	337
Adjusted net profit unlevered		5,600	2,558	(49)	8,271
Adjusted capital employed, net:
- at the beginning of period		32,455	24,754	8,105	73,106
- at the end of period		37,646	27,270	7,859	81,237
Adjusted average capital employed, net		35,051	26,012	7,982	77,172
Adjusted ROACE (%)		16.0	9.8	(0.6)	10.7

December 31, 2009	(euro million)	Exploration & Production	Gas & Power	Refining & Marketing	Group
Adjusted net profit		3,878	2,916	(197)	6,157
Exclusion of after-tax finance expense/interest income		-	-	-	283
Adjusted net profit unlevered		3,878	2,916	(197)	6,440
Adjusted capital employed, net:
- at the beginning of period		30,362	22,547	7,379	66,886
- at the end of period		32,455	25,024	7,560	72,915
Adjusted average capital employed, net		31,409	23,786	7,470	69,901
Adjusted ROACE (%)		12.3	12.3	(2.6)	9.2

December 31, 2008	(euro million)	Exploration & Production	Gas & Power	Refining & Marketing	Group
Adjusted net profit		7,900	2,648	521	10,795
Exclusion of after-tax finance expense/interest income		-	-	-	335
Adjusted net profit unlevered		7,900	2,648	521	11,130
Adjusted capital employed, net:
- at the beginning of period		23,826	21,333	7,675	59,194
- at the end of period		30,362	22,273	8,260	67,609
Adjusted average capital employed, net		27,094	21,803	7,968	63,402
Adjusted ROACE (%)		29.2	12.2	6.5	17.6

Contents

Eni Annual Report / Financial review and other information

Leverage and net borrowings

Leverage is a measure used by management to assess the Company’s level of indebtedness. It is calculated as a ratio of net borrowings which is calculated by excluding cash and cash equivalents and certain very liquid assets from financial debt to shareholders’ equity, including non-controlling interest.	Management periodically reviews leverage in order to assess the soundness and efficiency of the Group balance sheet in terms of optimal mix between net borrowings and net equity, and to carry out benchmark analysis with industry standards.

(euro million)	December 31, 2009	December 31, 2010	Change
Total debt	24,800	27,783	2,983
- Short-term debt	6,736	7,478	742
- Long-term debt	18,064	20,305	2,241
Cash and cash equivalents	(1,608)	(1,549)	59
Securities held for non-operating purposes	(64)	(109)	(45)
Financing receivables for non-operating purposes	(73)	(6)	67
Net borrowings	23,055	26,119	3,064
Shareholders' equity including non-controlling interest	50,051	55,728	5,677
Leverage	0.46	0.47	0.01

Net borrowings as of December 31, 2010, amounted to euro 26,119 million and increased by euro 3,064 million from December 31, 2009.

Total debt amounted to euro 27,783 million, of which euro 7,478 million were short-term (including the portion of long-term debt due within 12 months equal to euro 963 million) and euro 20,305 million were long-term.

The ratio of net borrowings to shareholders equity including non-controlling interest – leverage – was barely unchanged at 0.47 compared to the level of 0.46 as of December 31, 2009.

Comprehensive income

2008	(euro million)	2009	2010
9,558	Net profit (loss)	5,317	7,383
	Other items of comprehensive income:
1,077	Foreign currency translation differences	(869)	2,169
1,969	Change in the fair value of cash flow hedge derivatives	(481)	443
3	Change in the fair value of available-for-sale securities	1	(9)
	Share of "Other comprehensive income" on equity-accounted entities	2	(10)
(767)	Taxation	202	(175)
2,282		(1,145)	2,418
11,840	Total comprehensive income	4,172	9,801
	Attributable to:
11,148	- Eni’s shareholders	3,245	8,699
692	- Non-controlling interest	927	1,102

Contents

Eni Annual Report / Financial review and other information

Changes in shareholders’ equity

(euro million)
Shareholders’ equity including non-controlling interest at December 31, 2009		50,051
Total comprehensive income	9,801
Dividends paid to Eni's shareholders	(3,622)
Dividends paid by consolidated subsidiaries to non-controlling interest	(514)
Effect of GreenStream BV deconsolidation	(37)
Effect of controlling interest acquisition in Altergaz	(18)
Stock options expired	(6)
Cost related to stock options	7
Net sale of treasury shares of consolidated subsidiaries	37
Other changes	29
Total changes		5,677
Shareholders’ equity including non-controlling interest at December 31, 2010		55,728
Attributable to:
- Eni’s shareholders		51,206
- Non-controlling interest		4,522

As of December 31, 2010, total shareholders’ equity including non-controlling interests increased by euro 5,677 million to euro 55,728 million, reflecting comprehensive income earned in the period (euro 9,801 million) as a result of the full year net profit (euro 7,383	million) and foreign currency translation differences. These increases were partly offset by the dividend payments to Eni’s shareholders (euro 3,622 million) and non-controlling interests, mainly Snam Rete Gas and Saipem (euro 514 million).

Reconciliation of net profit and shareholders’ equity of the parent company
Eni SpA to consolidated net profit and shareholders’ equity

	Net profit		Shareholders’ equity
(euro million)	2009	2010	Dec. 31, 2009	Dec. 31, 2010
As recorded in Eni SpA’s financial statements	5,061	6,179	32,144	34,724
Excess of net equity in individual accounts of consolidated subsidiaries over their corresponding carrying amounts in the statutory accounts of the parent company	158	1,297	17,464	20,122
Consolidation adjustments:
- differences between purchase cost and underlying carrying amounts of net equity	(213)	(574)	5,068	4,732
- elimination of tax adjustments and compliance with group account policies	(113)	389	(1,062)	(667)
- elimination of unrealized intercompany profits	117	14	(4,582)	(4,601)
- deferred taxation	378	100	1,175	1,410
- other adjustments	(71)	(22)	(156)	8
	5,317	7,383	50,051	55,728
Non-controlling interest	(950)	(1,065)	(3,978)	(4,522)
As recorded in the Consolidated Financial Statements	4,367	6,318	46,073	51,206

Contents

Eni Annual Report / Financial review and other information

Summarized Group cash flow statement
and change in net borrowings

Eni’s summarized Group cash flow statement derives from the statutory statement of cash flows. It enables investors to understand the link existing between changes in cash and cash equivalents (deriving from the statutory cash flows statement) and in net borrowings (deriving from the summarized cash flow statement) that occurred from the beginning of the period to the end of period. The measure enabling such a link is represented by the free cash flow which is the cash in excess of capital expenditure needs. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders’ equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange rate differences; (ii) change in net borrowings for the period by adding/deducting cash flows relating to shareholders’ equity and the effect of changes in consolidation and of exchange rate differences. The free cash flow is a non-GAAP measure of financial performance.

Summarized Group Cash Flow Statement (a)

2008	(euro million)	2009	2010	Change
9,558	Net profit	5,317	7,383	2,066
	Adjustments to reconcile net profit to net cash provided by operating activities:
8,792	- depreciation, depletion and amortization and other non monetary items	9,117	9,024	(93)
(219)	- net gains on disposal of assets	(226)	(552)	(326)
9,399	- dividends, interest, taxes and other changes	6,843	9,368	2,525
4,489	Changes in working capital related to operations	(1,195)	(1,720)	(525)
(10,218)	Dividends received, taxes paid, interest (paid) received during the period	(8,720)	(8,809)	(89)
21,801	Net cash provided by operating activities	11,136	14,694	3,558
(14,562)	Capital expenditures	(13,695)	(13,870)	(175)
(4,019)	Investments and purchase of consolidated subsidiaries and businesses	(2,323)	(410)	1,913
979	Disposals	3,595	1,113	(2,482)
(267)	Other cash flow related to capital expenditures, investments and disposals	(295)	228	523
3,932	Free cash flow	(1,582)	1,755	3,337
911	Borrowings (repayment) of debt related to financing activities	396	(26)	(422)
980	Changes in short and long-term financial debt	3,841	2,272	(1,569)
(6,005)	Dividends paid and changes in non-controlling interests and reserves	(2,956)	(4,099)	(1,143)
7	Effect of changes in consolidation area and exchange differences	(30)	39	69
(175)	NET CASH FLOW FOR THE PERIOD	(331)	(59)	272

Changes in net borrowings

2008	(euro million)	2009	2010	Change
3,932	Free cash flow	(1,582)	1,755	3,337
(286)	Net borrowings of acquired companies		(33)	(33)
181	Net borrowings of divested companies
129	Exchange differences on net borrowings and other changes	(141)	(687)	(546)
(6,005)	Dividends paid and changes in non-controlling interest and reserves	(2,956)	(4,099)	(1,143)
(2,049)	CHANGE IN NET BORROWINGS	(4,679)	(3,064)	1,615)
i	i	i
(a)	i	For a reconciliation to the statutory statement of cash flow see the paragraph "Reconciliation of Summarized Group Balance Sheet and Statement of Cash Flows to Statutory Schemes".

Net cash provided by operating activities amounted to euro 14,694 million for year ended December 31, 2010 and benefited from a cash inflow from transferring certain account receivables without recourse to factoring institutions, amounting to euro 1,279 million due in 2011. These inflows were balanced by outflows for pre-payments to the Company’s suppliers of gas under long-term contracts upon triggering the take-or-pay clause (euro 1,238 million). Net cash provided by operating activities, together with	cash proceeds from divestments amounting to euro 1,113 million, were used to partially fund the cash outflows relating capital expenditures totaling euro 13,870 million and dividend payments to Eni’s shareholders amounting to euro 3,622 million. Dividends paid to non-controlling interests amounted to euro 514 million, mainly relating Saipem and Snam Rete Gas. As of December 31, 2010, net borrowings increased by euro 3,064 million from December 31, 2009.

Contents

Eni Annual Report / Financial review and other information

Capital expenditures

2008	(euro million)	2009	2010	Change	% Ch.
9,281	Exploration & Production	9,486	9,690	204	2.2
2,058	Gas & Power	1,686	1,685	(1)	(0.1)
965	Refining & Marketing	635	711	76	12.0
212	Petrochemicals	145	251	106	73.1
2,027	Engineering & Construction	1,630	1,552	(78)	(4.8)
52	Other activities	44	22	(22)	(50.0)
95	Corporate and financial companies	57	109	52	91.2
(128)	Impact of unrealized intragroup profit elimination	12	(150)	(162)
14,562		13,695	13,870	175	1.3

In 2010, capital expenditures amounted to euro 13,870 million (euro 13,695 million in 2009) and related mainly to:
- oil&gas development activities (euro 8,578 million) deployed mainly in Egypt, Kazakhstan, Congo, the United States and Algeria;
- exploration projects (euro 1,012 million), of which 97% carried out outside Italy, primarily in Angola, Nigeria, in the United States, Indonesia and Norway;
- upgrading of the fleet used in the Engineering & Construction Division (euro 1,552 million);
- development and upgrading of Eni’s natural gas transport network in Italy (euro 842 million) and distribution network (euro 328 million), as well as developing and increasing storage capacity (euro 250 million);
- projects aimed at improving the conversion capacity and flexibility of refineries (euro 446 million), as well as building and upgrading service stations in Italy and outside Italy (euro 246 million).	Disposals amounted to euro 1,113 million and mainly related to: (i) the second tranche of the divestment to Gazprom of the 51% stake in the joint venture OOO SeverEnergia by the shareholder Artic Russia (Eni and Enel were partners with a stake of 60% and 40% respectively), following exercise of a call option by the Russian company. The cash consideration of this second tranche was euro 526 million, at the exchange rate of 1.35 euro/US dollar, equal to $710 million; (ii) divestment of non-strategic oil&gas properties in the Exploration & Production Division, for an overall amount of euro 456 million, including divestment of the entire stake in the subsidiary Società Padana Energia (euro 179 million); (iii) the divestment of a 25% stake in GreenStream BV (euro 75 million).

Dividends paid and changes in non-controlling interests and reserves amounting to euro 4,099 million mainly related to (i) cash dividends to Eni shareholders (euro 3,622 million, of which euro 1,811 million as an interim dividend for fiscal year 2010) and (ii) the distribution of dividends to non-controlling interests by Snam Rete Gas and Saipem and other consolidated subsidiaries (euro 514 million).

Contents

Eni Annual Report / Financial review and other information

Reconciliation of Summarized Group Balance Sheet and Statement of Cash Flows to Statutory Schemes

Summarized Group Balance Sheet

(euro million)		December 31, 2009		December 31, 2010
Items of Summarized Group Balance Sheet (where not expressly indicated, the item derives directly from the statutory scheme)	Notes to the consolidated financial statements	Partial amounts from statutory scheme	Amounts of the summarized Group scheme	Partial amounts from statutory scheme	Amounts of the summarized Group scheme
Fixed assets
Property, plant and equipment			59,765		67,404
Inventories - compulsory stock			1,736		2,024
Intangible assets			11,469		11,172
Equity-accounted investments and other investments			6,244		6,090
Receivables and securities held for operating activities	(see Note 9 and Note 18)		1,261		1,743
Net payables related to capital expenditures, made up of:			(749)		(970)
- receivables related to capital expenditures/disposals	(see Note 9)	82		86
- receivables related to capital expenditures/disposals	(see Note 20)	710		800
- payables related to capital expenditures	(see Note 22)	(1,541)		(1,856)
Total fixed assets			79,726		87,463
Net working capital
Inventories			5,495		6,589
Trade receivables	(see Note 9)		14,916		17,221
Trade payables	(see Note 22)		(10,078)		(13,111)
Tax payables and provisions for net deferred tax liabilities, made up of:			(1,988)		(2,684)
- income tax payables		(1,291)		(1,515)
- other tax payables		(1,431)		(1,659)
- deferred tax liabilities		(4,907)		(5,924)
- other tax liabilities	(see Note 30)	(52)		(40)
- current tax assets		753		467
- other current tax assets		1,270		938
- deferred tax assets		3,558		4,864
- other tax assets	(see Note 20)	112		185
Provisions			(10,319)		(11,792)
Other current assets and liabilities, made up of:			(3,968)		(1,286)
- securities held for operating purposes	(see Note 8)	284		273
- receivables for operating purposes	(see Note 9)	339		436
- other receivables	(see Note 9)	4,825		5,667
- other (current) assets		1,307		1,350
- other receivables and other assets	(see Note 20)	1,116		2,370
- advances, other payables	(see Note 22)	(7,555)		(7,608)
- other (current) liabilities		(1,856)		(1,620)
- other payables and other liabilities	(see Note 30)	(2,428)		(2,154)
Total net working capital			(5,942)		(5,063)
Provisions for employee post-retirement benefits			(944)		(1,032)
Net assets held for sale including related liabilities, made up of			266		479
Assets held for sale		542		517
Liabilities held for sale		(276)		(38)
CAPITAL EMPLOYED, NET			73,106		81,847
Shareholders' equity including non-controlling interest			50,051		55,728
Net borrowings
Total debt, made up of:			24,800		27,783
- long term debt		18,064		20,305
- current portion of long term debt		3,191		963
- short-term financial liabilities		3,545		6,515
less:
Cash and cash equivalents			(1,608)		(1,549)
Securities held for non-operating purposes	(see Note 8)		(64)		(109)
Financing receivables for non-operating purposes	(see Note 9)		(73)		(6)
Total net borrowings (a)			23,055		26,119
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY			73,106		81,847
i	i	i
(a)	i	For details on net borrowings see also Note 26 to the Consolidated Financial Statements.

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Summarized Group Cash Flow Statement

(euro million)	2009		2010
Items of Summarized Cash Flow Statement and confluence/reclassification of items in the statutory scheme	Partial amounts from statutory scheme	Amounts of the summarized Group scheme	Partial amounts from statutory scheme	Amounts of the summarized Group scheme
Net profit		5,317		7,383
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation, depletion and amortization and other non monetary items:		9,117		9,024
- depreciation, depletion and amortization	8,762		8,881
- impairment of tangible and intangible assets, net	1,051		698
- share of profit (loss) of equity-accounted investments	(393)		(537)
- other net changes	(319)		(39)
- net changes in the provisions for employee benefits	16		21
Net gains on disposal of assets		(226)		(552)
Dividends, interest, income taxes and other changes:		6,843		9,368
- dividend income	(164)		(264)
- interest income	(352)		(96)
- interest expense	603		571
- income taxes	6,756		9,157
Changes in working capital related to operations:		(1,195)		(1,720)
- inventories	52		(1,150)
- trade receivables	1,431		(1,918)
- trade payables	(2,559)		2,770
- provisions for contingencies	517		588
- other assets and liabilities	(636)		(2,010)
Dividends received, taxes paid, interest (paid) received during the period:		(8,720)		(8,809)
- dividend received	576		799
- interest received	594		126
- interest paid	(583)		(600)
- income taxes paid, net of tax receivables received	(9,307)		(9,134)
Net cash provided by operating activities		11,136		14,694
Capital expenditures:		(13,695)		(13,870)
- tangible assets	(12,032)		(12,308)
- intangible assets	(1,663)		(1,562)
Investments and purchase of consolidated subsidiaries and businesses:		(2,323)		(410)
- investments	(230)		(267)
- consolidated subsidiaries and businesses	(25)		(143)
- acquisition of additional interests in consolidated subsidiaries	(2,068)
Disposals:		3,595		1,113
- tangible assets	111		272
- intangible assets	265		57
- changes in consolidated subsidiaries and businesses			215
- investments	3,219		569
Other cash flow related to capital expenditures, investments and disposals:		(295)		228
- securities	(2)		(50)
- financing receivables	(972)		(866)
- change in payables and receivables relating to investments and capitalized depreciation	(97)		261
reclassification: purchase of securities and financing receivables for non-operating purposes	38		63
- disposal of securities	164		14
- disposal of financing receivables	861		841
- change in payables and receivables	147		2
reclassification: disposal of securities and financing receivables held for non-operating purposes	(434)		(37)
Free cash flow		(1,582)		1,755

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continued Summarized Group Cash Flow Statement

(euro million)	2009		2010
Items of Summarized Cash Flow Statement and confluence/reclassification of items in the statutory scheme	Partial amounts from statutory scheme	Amounts of the summarized Group scheme	Partial amounts from statutory scheme	Amounts of the summarized Group scheme
Free cash flow		(1,582)		1,755
Borrowings (repayment) of debt related to financing activities		396		(26)
reclassification: purchase of securities and financing receivables held for non-operating purposes	(38)		(63)
reclassification: disposal of securities and financing receivables held for non-operating purposes	434		37
Changes in short and long-term finance debt:		3,841		2,272
- proceeds from long-term finance debt	8,774		2,953
- payments of long-term finance debt	(2,044)		(3,327)
- increase (decreases) in short-term finance debt	(2,889)		2,646
Dividends paid and changes in non-controlling interest and reserves:		(2,956)		(4,099)
- net capital contributions/payments by/to non-controlling interest	1,551
- dividends paid by Eni to shareholders	(4,166)		(3,622)
- dividends paid to non-controlling interest	(350)		(514)
- treasury shares repurchased by consolidated subsidiaries	9		37
Effect of changes in consolidation area and exchange differences		(30)		39
NET CASH FLOW FOR THE PERIOD		(331)		(59)

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Risk factors and uncertainties

Foreword

The main risks that the Company is facing and actively monitoring and managing are: (i) the market risk deriving from exposure to fluctuations in interest rates, foreign currency exchange rates and commodity prices; (ii) the credit risk deriving from the possible default of a counterparty; (iii) the liquidity risk deriving from the risk that suitable sources of funding for the Group’s operations may not be available; (iv) the Country risk in the upstream business; (v) the operational risk; (vi) risks associated with the current downturn in the gas market and the possible evolution of regulations in the Italian gas market; (vii) the specific risks deriving from exploration and production activities.
Financial risks are managed in respect of guidelines defined by the parent company, targeting to align and coordinate Group companies’ policies on financial risks ("Eni Guidelines on Management and Control of Financial Risks").
In 2010, driven by a deep change in its relative market risk profile determined by structural changes in the competitive landscape (see "Risks and uncertainties associated with the natural gas scenario" below), the Eni’s Gas & Power Division adopted new pricing and risk management strategies for actively managing economic margins, that have been approved by the Board of Directors on June 15, 2010. In order to organically regulate these new tools with a view of controlling financial risks, reviews of the principles included in the Guidelines are expected in 2011.

Market risk

Market risk is the possibility that changes in currency exchange rates, interest rates or commodity prices will adversely affect the value of the Group’s financial assets, liabilities or expected future cash flows. The Company actively manages market risk in accordance with a set of policies and guidelines that provide a centralized model of handling finance, treasury and risk management operations based on the Company’s departments of operational finance: the parent company’s (Eni SpA) finance department, Eni Coordination Center, Eni Finance USA and Banque Eni, which is subject to certain bank regulatory restrictions preventing the Group’s exposure to concentrations of credit risk, and Eni Trading & Shipping, that is in charge to execute certain activities relating to commodity derivatives. In particular Eni SpA and Eni Coordination Center manage subsidiaries’ financing requirements in and outside Italy, respectively, covering funding requirements and using available surpluses. All transactions concerning currencies and derivative financial contracts are managed by the parent company as well as the activity of negotiating emission trading certificates. The commodity risk is managed by each business unit with Eni Trading & Shipping executing the negotiation of hedging derivatives. Eni uses derivative financial instruments (derivatives) in order to minimize exposure to market risks related to changes in exchange rates and interest rates and to manage exposure to commodity prices fluctuations. Eni does not enter into derivative transactions on interest rates or exchange rates on a speculative basis.
Commodity derivatives are entered into with the aim of:
a) hedging certain underlying commodity prices set in contractual arrangements with third parties. Hedging derivatives can be entered also to hedge highly probable future transactions;
b) effectively managing the economic margin (positioning). It consists in entering purchase/sale commodity contracts in both commodity and financial markets aiming at altering the risk profile associated to a portfolio of physical assets of each business unit in order to improve margins associated to those assets in case of favorable trends in the commodity pricing environment;
c) arbitrage. It consists in entering purchase/sale commodity contracts in both commodity and financial markets, targeting the possibility to earn a profit (or reducing the logistical costs associated to owned assets) leveraging on price differences in the marketplace;
d) proprietary trading. It consists in entering purchase/sale commodity contracts in both commodity and financial markets, targeting to earn an uncertain profit, should certain expectations fulfill about a favorable trend in the commodity pricing environment.
In addition, commodity derivatives may also be included in origination activities. This activity takes place in wholesale markets and provides for structuring contracts by an originator in order to meet the specific requirements of an internal or external counterparty. According to the management strategy adopted, origination services can be asset based, when the originator replicates the contract contents with profiles and capacities of its own assets in the logic of natural hedging; or not asset based, when price and volume risk profiles can be managed under a trading/positioning logic or a hedging logic that is implemented on each leg of the contract.
The framework defined by Eni’s policies and guidelines prescribes that measurement and control of market risk be performed on the basis of maximum tolerable levels of risk exposure defined in terms of limits of stop loss, which expresses the maximum tolerable amount of losses associated with a certain portfolio of assets over a pre-defined time horizon, or in accordance with value-at-risk techniques. Those techniques make a statistical assessment of the market risk on the Group’s activity, i.e., potential gain or loss in fair values, due to changes in market conditions taking account of the correlation existing among changes in fair value of existing instruments.
Eni’s finance departments define maximum tolerable levels of

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risk exposure to changes in interest rates and foreign currency exchange rates in terms of value-at-risk, pooling Group companies risk positions. Eni’s calculation and measurement techniques for interest rate and foreign currency exchange rate risks are in accordance with established banking standards, as established by the Basel Committee for bank activities surveillance. Tolerable levels of risk are based on a conservative approach, considering the industrial nature of the company. Eni’s guidelines prescribe that Eni Group companies minimize such kinds of market risks by transferring risk exposure to the parent company finance department.
With regard to the commodity risk, Eni’s policies and guidelines define rules to manage this risk aiming at optimizing core activities and pursuing preset targets of stabilizing industrial and commercial margins. The maximum tolerable level of risk exposure is defined in terms of value-at-risk and stop loss in connection with exposure deriving from commercial activities as well as exposure deriving from proprietary trading executed by the subsidiary Eni Trading & Shipping. Internal mandates to manage the commodity risk provide for a mechanism of allocation of the Group maximum tolerable risk level to each business unit. In this framework, Eni Trading & Shipping, in addition to managing risk exposure associated with its own commercial activity and proprietary trading, pools Group companies requests for negotiating commodity derivatives, ensuring execution services to Group companies.
The strategic risk is the economic risk which is intrinsic to each business unit. Exposure to that kind of risk does not undergo any systematic hedging or managing activities due to a strategic decision made by the Company, except for extraordinary business or market conditions. Therefore, internal risk policies and guideline do not foresee any mandate to manage, or any maximum tolerable level of risk exposure. To date, exposure to the strategic risk is associated with plans for commercial development of proved and unproved oil and gas reserves, long-term gas supply contracts for the portion not balanced by in-place or highly probable sale contracts, refining margins and minimum compulsory stock. Any hedging activity of the strategic risk is the sole responsibility of Eni’s top management, due to the extraordinary conditions that may lead to such a decision. This kind of transaction is not subject to specific risk limits due to nature; however it is subject to monitoring and assessment activities.
The three different market risks, whose management and control have been summarized above, are described below.

Exchange rate risk
Exchange rate risk derives from the fact that Eni’s operations are conducted in currencies other than the euro (mainly the US dollar). Revenues and expenses denominated in foreign currencies may be significantly affected by exchange rates fluctuations due to conversion differences on single transactions arising from the time lag existing between execution and definition of relevant contractual terms (economic risk) and conversion of foreign currency-denominated trade and financing payables and receivables (transactional risk). Exchange rate fluctuations affect the Group’s reported results and net equity as financial statements of subsidiaries denominated in currencies other than the euro are translated from their functional currency into euro. Generally, an appreciation of the US dollar versus the euro has a positive impact on Eni’s results of operations, and vice versa. Eni’s foreign exchange risk management policy is to minimize economic and transactional exposures arising from foreign currency movements. Eni does not undertake any hedging activity for risks deriving from the translation of foreign currency denominated profits or assets and liabilities of subsidiaries which prepare financial statements in a currency other than the euro, except for single transactions to be evaluated on a case-by-case basis. Effective management of exchange rate risk is performed within Eni’s central finance departments which pools Group companies positions, hedging the Group net exposure through the use of certain derivatives, such as currency swaps, forwards and options. Such derivatives are evaluated at fair value on the basis of market prices provided by specialized info-providers. Changes in fair value of those derivatives are normally recognized through profit and loss as they do not meet the formal criteria to be recognized as hedges in accordance with IAS 39. The Var techniques are based on variance/covariance simulation models and are used to monitor the risk exposure arising from possible future changes in market values over a 24-hour period within a 99% confidence level and a 20-day holding period.

Interest rate risk
Changes in interest rates affect the market value of financial assets and liabilities of the company and the level of finance charges. Eni’s interest rate risk management policy is to minimize risk with the aim to achieve financial structure objectives defined and approved in the management’s finance plans. Borrowing requirements of Group companies are pooled by the Group’s central finance department in order to manage net positions and the funding of portfolio developments consistently with management’s plans while maintaining a level of risk exposure within prescribed limits. Eni enters into interest rate derivative transactions, in particular interest rate swaps, to effectively manage the balance between fixed and floating rate debt. Such derivatives are evaluated at fair value on the basis of market prices provided from specialized sources. Changes in fair value of those derivatives are normally recognized through the profit and loss account as they do not meet the formal criteria to be accounted for under the hedge accounting method in accordance with IAS 39. Value at risk deriving from interest rate exposure is measured daily on the basis of a variance/covariance model, with a 99% confidence level and a 20-day holding period.

Commodity risk
Eni’s results of operations are affected by changes in the prices of commodities. A decrease in oil and gas prices generally has a negative impact on Eni’s results of operations and vice-versa. Eni manages exposure to commodity price risk arising in normal trading and commercial activities in view of achieving stable margins. In order to accomplish this, Eni uses derivatives traded on the organized markets of ICE and NYMEX (futures) and derivatives traded over the counter (swaps, forward, contracts for differences and options) with the underlying commodities being crude oil, refined products or electricity. Such derivatives are evaluated at fair value on the basis of market prices provided from specialized sources or, absent market prices, on the basis of

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estimates provided by brokers or suitable evaluation techniques. Changes in fair value of those derivatives are normally recognized through the profit and loss account as they do not meet the formal criteria to be recognized as hedges in accordance with IAS 39. Value at risk deriving from commodity exposure is measured daily on the basis of a historical simulation technique, with a 95% confidence level and a one-day holding period.
The following table shows amounts in terms of value at risk, recorded in 2010 (compared with 2009) relating to interest rate and exchange rate risks in the first section, and commodity risk	in the second section. Var values are stated in US dollars, the currency most widely used in oil products markets. The relevant increase reported by the Gas & Power Division derives from the circumstance that in the second half of 2010, Var has been calculated according to new assumptions on non-contracted exposures (based on benchmark indices related to prices in European hubs) consistently with the new pricing and risk management model of the Gas & Power Division approved by Eni’s Board of Directors.

(Exchange and Value at Risk - parametric method variance/covariance; holding period: 20 days; confidence level: 99%)

2009	2010

(euro million)	High	Low	Average	At period end	High	Low	Average	At period end
Interest rate (1)	6.85	1.65	3.35	1.98	2.82	1.09	1.55	1.60
Exchange rate	1.22	0.07	0.35	0.31	0.99	0.13	0.50	0.51

(1)	Value at Risk deriving from interest rate exposure includes the new finance branch Eni Finance USA Inc since February 2010.

(Value at Risk - Historic simulation method; holding period: 1 day; confidence level: 95%)

2009	2010

(US $ million)	High	Low	Average	At period end	High	Low	Average	At period end
Area oil, products	37.51	4.74	17.65	6.64	46.08	4.40	23.53	10.49
Area Gas & Power (2)	51.62	28.01	40.97	38.26	101.62	40.06	61.76	43.30

(2)	From 2010 amounts relating to the Gas & Power business also include Tigáz value at risk.

Credit risk

Credit risk is the potential exposure of the Group to losses in case counterparties fail to perform or pay amounts due. The Group manages differently credit risk depending on whether credit risk arises from exposure to financial counterparties or to customers relating to outstanding receivables. Individual business units and Eni’s corporate financial units and Eniadfin are responsible for managing credit risk arising in the normal course of the business. The Group has established formal credit systems and processes to ensure that before trading with a new counterpart can start, its creditworthiness is assessed. Also credit litigation and receivable collection activities are assessed. Eni’s corporate units define directions and methods for quantifying and controlling customer’s reliability. With regard to risk arising from financial counterparties, Eni has established guidelines prior to entering into cash management and derivative contracts to assess the counterparty’s financial soundness and rating in view of optimizing the risk profile of financial activities while pursuing operational targets. Maximum limits of risk exposure are set in terms of maximum amounts of credit exposures for categories of counterparties as defined by the Company’s Board of Directors taking into account the credit ratings provided by primary credit rating agencies on the marketplace. Credit risk arising from financial counterparties is managed by the Group central finance departments, including Eni’s subsidiary Eni Trading & Shipping which specifically engages in commodity derivatives transactions and by Group companies and Divisions, only in the case of physical transactions with financial counterparties consistently with the Group centralized finance model. Eligible financial counterparties are closely monitored to check exposures against limits assigned to each counterparty on a daily basis. Exceptional market conditions have forced the Group to adopt contingency plans and under certain circumstances to suspend eligibility to be a Group financial counterparty. Actions implemented also have been intended to limit concentrations of credit risk by maximizing counterparty diversification and turnover. Counterparties have also been selected on more stringent criteria particularly in transactions on derivatives instruments and with maturity longer than a three-month period.

Liquidity risk

Liquidity risk is the risk that suitable sources of funding for the Group may not be available, or the Group is unable to sell its assets on the marketplace in order to meet short-term finance requirements and to settle obligations. Such a situation would negatively impact Group results as it would result in the Company incurring higher borrowing expenses to meet its obligations or under the worst of conditions the inability of the Company to continue as a going concern. As part of its financial planning process, Eni manages the liquidity risk by targeting such a capital structure as to allow the Company to maintain a level of liquidity adequate to the Group’s needs, optimizing the opportunity cost of maintaining liquidity reserves also achieving an efficient balance in terms of maturity and composition of finance debt. The Group capital structure is set according to the Company’s industrial

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targets and within the limits established by the Company’s Board of Directors who are responsible for prescribing the maximum ratio of debt to total equity and minimum ratio of medium and long term debt to total debt as well as fixed rate medium and long term debt to total medium and long term debt. In spite of ongoing tough credit market conditions resulting in higher spreads to borrowers, the Company has succeeded in maintaining access to a wide range of funding at competitive rates through the capital markets and banks. The actions implemented as part of Eni’s financial planning have enabled the Group to maintain access to the credit market particularly via the issue of commercial paper also targeting to increase the flexibility of funding facilities. In particular in 2010, Eni issued bonds addressed to institutional investors on the euro market for euro 1 billion and to professional investors on the dollar market for $800 million. The above mentioned actions aimed at ensuring availability of suitable sources of funding to fulfill short term commitments and due obligations also preserving the necessary financial flexibility to support the Group’s development plans. In doing so, the Group has pursued an efficient balance of finance debt in terms of maturity	and composition leveraging on the structure of its lines of credit particularly the committed ones. At present, the Group believes it has access to sufficient funding and has also both committed and uncommitted borrowing facilities to meet currently foreseeable borrowing requirements.
At December 31, 2010, Eni maintained short term committed and uncommitted unused borrowing facilities of euro 10,358 million, of which euro 2,498 million were committed, and long term committed unused borrowing facilities of euro 4,901 million. These facilities bore interest rates that reflected prevailing market conditions. Fees charged for unused facilities were immaterial. Eni has in place a program for the issuance of Euro Medium Term Notes up to euro 15 billion, of which about euro 10.4 million were drawn as of December 31, 2010.
The Group has credit ratings of A+ and A-1 respectively for long and short-term debt assigned by Standard & Poor’s and Aa3 and P-1 assigned by Moody’s; the outlook is stable in both ratings.
The tables below summarize the Group main contractual obligations (undiscounted) for finance debt repayments, including expected payments for interest charges, and trade and other payables maturities outstanding at year end.

Current and non current finance debt
Maturity year

(euro million)	2011	2012	2013	2014	2015	2016 and thereafter	Total
Non-current debt	963	3,583	2,485	2,009	2,815	9,413	21,268
Current financial liabilities	6,515						6,515
Fair value of derivative instruments	1,131	276	74	18	48	85	1,632
	8,609	3,859	2,559	2,027	2,863	9,498	29,415
Interest on finance debt	720	712	654	563	460	1,726	4,835
Guarantees to banks	339						339

Trade and other payables
Maturity year

(euro million)	2011	2012-2015	2016 and thereafter	Total
Trade payables	13,111			13,111
Advances, other payables	9,464	29	38	9,531
	22,575	29	38	22,642

The Group has in place a number of contractual obligations arising in the normal course of the business. To meet these commitments, the Group will have to make payments to third parties. The Company’s main obligations pertain to take-or-pay clauses contained in the Company’s gas supply contracts or shipping arrangements, whereby the Company obligations consist of off-taking minimum quantities of product or service or, in case of failure, paying the	corresponding cash amount that entitles the Company the right to off-take the product or the service in future years. Future obligations in connection with these contracts were calculated by applying the forecasted prices of energy or services included in the four-year business plan approved by the Company’s Board of Directors. The table below summarizes the Group principal contractual obligations as of the balance sheet date, shown on an undiscounted basis.

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Expected payments by period under contractual obligations and commercial commitments
Maturity year

(euro million)	2011	2012	2013	2014	2015	2016 and thereafter	Total
Operating lease obligations (1)	1,023	863	587	517	311	752	4,053
Decommissioning liabilities (2)	44	60	116	362	146	11,998	12,726
Environmental liabilities (3)	338	307	261	263	184	661	2,014
Purchase obligations (4)	16,891	15,425	15,896	15,970	15,734	179,998	259,914
Gas
- Natural gas to be purchased in connection with take-or-pay contracts	15,708	14,403	14,961	15,004	14,788	172,025	246,889
- Natural gas to be transported in connection with ship-or-pay contracts	794	708	646	668	655	4,892	8,363
Other take-or-pay and ship-or-pay obligations	169	160	165	175	168	1,142	1,979
Other purchase obligations (5)	220	154	124	123	123	1,939	2,683
Other obligations	4	4	4	4	4	129	149
- Memorandum of intent relating Val d’Agri	4	4	4	4	4	129	149
	18,300	16,659	16,864	17,116	16,379	193,538	278,856

(1)	Operating leases primarily regarded assets for drilling activities, time charter and long term rentals of vessels, lands, service stations and office buildings. Such leases did not include renewal options. There are no significant restrictions provided by these operating leases which limit the ability of the Company to pay dividend, use assets or to take on new borrowings.
(2)	Represents the estimated future costs for the decommissioning of oil and natural gas production facilities at the end of the producing lives of fields, well-plugging, abandonment and site restoration.
(3)	Environmental liabilities do not include the environmental charge amounting to euro 1,109 million for the proposal to the Ministry for the Environment to enter into a global transaction related to nine sites of national interest because the dates of payment cannot reasonably be estimated.
(4)	Represents any agreement to purchase goods or services that is enforceable and legally binding and that specifies all significant terms.
(5)	Includes arrangements to purchase capacity entitlements at certain re-gasification facilities in the US for euro 2,479 million.

In the next four years Eni plans to make capital expenditures of euro 53.3 billion. The table below summarizes Eni’s capital expenditure commitments for property, plant and equipment and capital projects at December 31, 2010. Capital expenditures are	considered to be committed when the project has received the appropriate level of internal management approval. At this stage, procurement contracts to execute those projects have already been awarded or are being awarded to third parties.

Capital expenditure commitments
Maturity year

(euro million)	2011	2012	2013	2014	2015 and thereafter	Total
Committed on major projects	5,443	5,606	2,867	3,304	8,396	25,616
Other committed projects	7,210	4,700	4,253	2,802	6,017	24,982
	12,653	10,306	7,120	6,106	14,413	50,598
- of which: environmental expenditures on MATTM transaction	207	184	125	36	50	602

Country risk

Substantial portions of Eni’s hydrocarbons reserves are located in Countries outside the EU and North America, certain of which may be politically or economically less stable than EU or North America. At December 31, 2010, approximately 80% of Eni’s proved hydrocarbons reserves were located in such Countries. Similarly, a substantial portion of Eni’s natural gas supplies comes from Countries outside the EU and North America. In 2010 approximately 60% of Eni’s domestic supply of natural gas came from such Countries. Developments in the political framework, economic crisis, social unrest can compromise temporarily or permanently Eni’s ability to operate or to economically operate in such Countries, and to have access to oil and gas reserves, as proved by recent events in North Africa, where Eni was forced to halt productions at a number of oil and gas fields in Libya and shut down the GreenStream import pipeline. Further risks associated with activities in those Countries are represented by: (i) lack of well established and reliable legal systems and uncertainties surrounding enforcement of contractual rights; (ii) unfavorable developments in laws and regulations leading to expropriation of Eni’s titles and mineral assets, changes in unilateral contractual clauses reducing the value of Eni’s assets; (iii) restrictions on exploration, production, imports and exports; (iv) tax or royalty increases; (v) civil and social unrest leading to sabotages, acts of violence and incidents. While the occurrence of these events is

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unpredictable, it is possible that they can have a material adverse impact on Eni’s financial condition and results of operations. Eni periodically monitors political, social and economic risks of approximately 60 Countries where it has invested, or, with regard to upstream projects evaluation, where Eni is planning to invest in order to assess returns of single projects based also on the evaluation of each Country’s risk profile. Country risk is mitigated in accordance with guidelines on risk management defined in the procedure "Project risk assessment and management". In the most recent years, unfavorable developments in the regulatory framework, mainly regarding tax issues, have been implemented or announced also in EU Countries and in North America.

Risks associated with continuing political instability
in North Africa and Middle East
Several North African and Middle Eastern oil producing Countries have experienced in recent months and continue to experience an extreme level of political instability that has resulted in changes in governments, unrest and violence and consequential economic disruptions. Further material changes are likely but largely unpredictable. Such instability is affecting, in particular, Libya. In 2010, approximately 15% of Eni’s production originated from Libya and a material amount of Eni’s proved reserves were located in Libya. Following suspension of activities at several of Eni’s producing sites in Libya and the closure of a pipeline transporting gas from Libya to Italy, Eni’s production in Libya is now flowing at a rate ranging from 70 to 75 kboe/d compared to an expected level for 2011 of approximately 280 kboe/d. Further declines are possible, if not likely. The majority of Eni’s employees in Libya have left the Country. Future developments in Libya, which we are currently unable to predict, may have a material adverse effect on Eni’s financial condition, results of operations and Libyan assets.

Operational risk

Eni’s business activities conducted in and outside Italy are subject to a broad range of laws and regulations, including specific rules concerning oil and gas activities currently in force in Countries in which it operates. In particular, those laws and regulations require the acquisition of a license before exploratory drilling may commence and compliance with health, safety and environment standards. Environmental, Health and Safety (HSE) laws and regulations have a substantial impact on Eni’s results of operations and cash flow. The Company has incurred and will continue incurring in the future substantial amounts of expenses to comply with applicable regulations in the matter of HSE. In addition the Company may incur environmental liabilities as a result of past or future contaminations and the associated needs to clean-up and restore polluted areas. Breach of Environmental, Health and Safety laws exposes employees to criminal and civil liabilities and in the case of violation of certain rules regarding safety on the workplace also companies can be liable as provided for by a general EU rule on businesses liability due to negligent or willful conduct on part of their employees as adopted in Italy with Law Decree No. 231/2001.
Environmental laws impose restrictions on the types, quantities and concentration of various substances that can be released into the environment and on discharges to surface and subsurface water. As concerns this aspect, in 2009 in Italy a new system for the traceability and discharge of waste (SISTRI) was adopted, which produced relevant impact on Eni’s operations and organization in 2010. Eni set up a working group for establishing homogeneous implementation criteria for all its business units in order to comply with new requirements. The new system aims at real time monitoring the route of waste from production up to its disposal/recycling, also prosecuting any unlawful act. SISTRI will substitute all paper documents on waste management as these items will all be available to relevant authorities in real time. The system is expected to be operational in June 2011.
Eni also upholds various voluntary initiatives to implement industrial best practices. As part of the Carbon Disclosure Project involving management of water resources, Eni endorsed the CDP Water Disclosure initiative for the year 2010. That initiative aimed at assessing strategies, management plans and governance of major world companies for a sustainable use of water. Industrial sites located in stressed areas and the related risks have also for the first time been included in the disclosure reported to the Dow Jones Sustainability Index.
As concerns the habitat, the respect of biodiversity and the protection of bio system services are crucial requirements when exploring for, drilling and producing oil and gas. In Italy the concept of protection of biodiversity has been stressed in the National Strategy on Biodiversity, in force from October 2010, which acts as a tool for integrating biodiversity in national policies, stressing the need for maintaining and protecting its conservation and sustainable use.
As concerns the protection of health and safety in the workplace, current Italian laws (Legislative Decree No. 81/2008 as amended by Legislative Decree No. 106/2009) and the requirements of the European Regulation No. 1907/2006 called REACH (Registration, Evaluation, Authorization and Restriction of Chemicals) impose a new array of obligations to the Company operations, particularly regarding contractors. New regulations prescribe that a company adopts certified operational and organizational systems whereby the Company can discharge possible liabilities due to a violation of health and security standards on condition that adopted operational systems and processes worked properly and were effective.
Eni has adopted guidelines for protecting Eni’s employees, the populations involved in its activity, contractors and clients, and the environment and being in compliance with local and international rules and regulations. Eni’s guidelines prescribe the adoption of international best practices in setting internal principles, standards and solutions. The ongoing process for identifying, evaluating and managing HSE operations in each phase of the business activity is performed through the adoption of procedures and effective pollution management systems tailored to the peculiarities of each business and industrial site and on steady enhancement of plants and process. Additionally, coding activities and procedures on operating phases allow reducing the human component in the plant risk management. High profile accidents which occurred in the past few years in the industry drive Eni to pay greater attention to process safety and asset integrity, also by means of activities aimed at increasing the awareness of middle management and a widespread dissemination of selective assessment tools such as safety audits. Operating

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emergencies that may have an adverse impact on assets, people and the environment are managed by the business units at each industrial site. Those units manage the HSE risk in a systematic way that involves having emergency response plans in place with a number of corrective actions to be taken that might possibly minimize any damage to people or the environment in the event of an incident. In the case of extraordinary events, Divisions/Entities are assisted by the Eni Unit of Crisis to deal with the emergency through a team which has the necessary training and skills to coordinate in a timely and efficient manner resources and facilities. The integrated management system of health, safety and environmental matters is supported by the adoption of Eni’s Model of HSE operations in all the Divisions and companies of the Eni Group. This is a procedure based on an annual cycle of planning, implementation, control, review of results and definition of new objectives. The model is directed towards the prevention of risks, the systematic monitoring and control of HSE performance, in a continuous improvement cycle (Deming cycle).
Eni is targeting to achieve total certification of its plants. In particular, most industrial and commercial sites of the R&M segment have been certified as ISO 14001, and four of them are EMAS certified; in the petrochemical segment all facilities have an excellence statement confirming that they are certified under ISO 9001 for quality management, ISO 14001 for environmental aspects, and OHSAS 18001 for safety. Two sites (Mantova and Ferrara) are also EMAS qualified; three EniPower power stations are EMAS certified, while in other segments facilities outside Italy are mainly certified under ISO 14001 and OHSAS 18001.
The system for monitoring HSE operational risks is based on the monitoring of HSE indicators at quarterly, semi-annual and annual intervals and on an audit plan performed by business units on their affiliates consisting of:
- technical audits aimed at verifying the existence of adequate management systems, their proper application, adequacy, consistency and compliance with Eni’s HSE management model, Ethical Code and Model 231;
- audits for the confirmation/renewal of certification performed annually by external certifying entities;
- control of compliance with existing HSE regulations;
- specific audits on relevant issues (e.g. following events/accidents/reported failures).
Eni has a model for HSE specialists for managing roles and knowledge of resources and provides a program of specific training and development to its HSE staff in order to:
- promote the execution of behaviors consistent with guidelines;
- drive people’s learning growth process by developing professionalism, management and corporate culture;
- support knowledge sharing.
In addition to the Company’s system for monitoring, managing and responding to HSE risks and issues which has been adopted by all Group subsidiaries, Eni has entered into insurance arrangements through its shareholding in the OIL insurance Ltd and with other insurance partners in order to limit possible economic impacts associated with damages to both third parties and the environment occurring in case of both onshore and offshore incidents. Covered liabilities vary depending on nature and type of circumstances; however underlying amounts represent significant shares of the plafond granted by insuring companies. In particular, in the case	of oil spills and other environmental damage, current insurance policies cover costs of cleaning-up and remediating polluted sites, damage to third parties and containment of physical damage up to $1.1 billion for offshore events and $1.5 billion for onshore plants (refineries). These are complemented by insurance policies that cover owners, operators and renters of vessels with the following maximum amounts: $1 billion for the fleet owned by the subsidiary LNG Shipping in the Gas & Power segment and FPSOs used by the Exploration & Production segment for developing offshore fields; $500 million for time charters.
Following the incident at the Macondo well in the Gulf of Mexico the US government and other governments have adopted or are likely to adopt more stringent regulations targeting safety and reliable oil and gas operations in the US and elsewhere, particularly relating to environmental and health and safety protection controls and oversight of drilling operations, as well as access to new drilling areas. The US Government imposed a moratorium on certain offshore drilling activities through November 30, 2010 (it was suspended in October), and similar actions may be taken by governments elsewhere in the world. Confirming this approach, Italian authorities have passed legislation with Law Decree No. 128 on June 29, 2010 that would introduce certain restrictions to activities for exploring and producing hydrocarbons; however titles for conducting oil and gas operation would not be affected by that. Eni and other operators in the industry have commenced discussions with the Italian Ministry for Economic Development and the Ministry for the Environment to clarify uncertainties in correctly interpreting and applying the new regulations.
Also the European Parliament has intensified its activities in the area of environmental protection in the field of hydrocarbon extraction. On October 7, 2010 the European Parliament approved a resolution on this issue and rejected a proposed moratorium on new oil platforms until global adoption of uniformly more stringent environmental protection laws. The resolution highlighted the need for a single European system for prevention and response to intra-community oil spills which would entail amending three EU directives: Seveso II, the Directive on environmental responsibility and VIA. The Italian Government confirmed its intention to harmonize Italian laws with European laws also according to the approved resolution.
Adoption of stricter regulation both at national and European or international level and expected evolution in industrial practices could trigger cost increases to comply with new HSE standards which the Company might adopt either on a mandatory or voluntary basis. Also our exploration and development plans to produce hydrocarbons reserves and drilling programs could be affected by changing HSE regulations and industrial practices. Lastly, the Company expects that production royalties and income taxes in the oil&gas industry will likely trend higher than in previous years.
As concerns the assessments made by Eni’s management regarding the impacts on our operations following the Macondo well incident in the GoM, the rescheduling of certain projects due to the moratorium called by the US government determined delays in linking few wells to production facilities which had a negligible impact on the Company’s production for the year.
In addition, the Group incurred operating costs related to inactivity or redeployment of certain drilling rigs which were booked before the moratorium.

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During the first months of 2011, Eni expects to resume the operations that had been previously authorized and then suspended following the moratorium. Planned activities for which authorizations have still to be granted might be rescheduled due to uncertainties in the timing of obtaining the necessary authorizations from the US authorities.
In order to achieve the highest security standards of our operations in the Gulf of Mexico, we entered a consortium led by Helix that worked at the containment of the oil spill at the Macondo well. The helix fast response system (HFRS) performs certain activities associated with underwater containment of erupting wells, evacuation of hydrocarbon on the sea surface, storage and transport to the coastline.

Risks and uncertainties associated
with the competitive environment
in the natural gas market

Management expects that conditions will remain challenging in the gas competitive environment over the next few years. Management forecasts that ongoing imbalances between demand and supply and a depressed marketplace will continue well into 2013. Those trends will negatively affect earnings before interest, tax and depreciation (EBITDA) in the Gas & Power business. In 2010 the Gas & Power EBITDA represented approximately 5% of the Group consolidated EBITDA. In 2010 gas demand in Italy and Europe rebounded from the depressed levels registered in the previous year, growing by 6% and 4% respectively. Consumption volumes however remained below the pre-crisis levels seen in 2007. The Eni gas business failed to benefit from demand growth in 2010 as sales volumes actually declined by 6.4% from 2009 with Italy posting the largest decrease, down by 14.4% in direct sales and 19.5% in sales to importers to Italy. Those declines were driven by increased competitive pressures and oversupply conditions on the marketplace, resulting in a loss of ten percentage points in the Group market share in Italy. The new commercial campaign for the thermal year October 1, 2010 to September 30, 2011, showed signs of improvement, though. Looking forward, management estimates that long-term demand growth will achieve an average rate of 1.7% and 1.1% in Italy and Europe respectively, until 2020.
Those estimates have been revised down from previous management projections to factor in the expected impacts associated with a number of ongoing trends:
- uncertainties and volatility in the current macro-economic cycle;
- growing adoption of consumption patterns and life-style characterized by wider sensitivity to energy efficiency;
- EU policies intending to reduce GHG emissions and promoting renewable energy sources. Specifically, legislation was voted by the European Parliament in December 2008 to enact a package of interventions in the European energy sector, the so called "Climate Change and Renewable Energy Package". The package includes a commitment to reduce greenhouse gas (GHG) emissions by 20% by 2020 compared to emission levels recorded in 1990 (the target being 30% if an international agreement is reached), as well as improved energy efficiency within the EU Member States of 20% by 2020 and a 20% renewable energy target by 2020.

Among positive drivers for demand growth, it is worth mentioning the growing adoption of natural gas to fuel power generation via combined cycles and the higher environmental compatibility of natural gas in energy production than other fossil fuels.
The projected light dynamics in demand development, although on an improving note, will not be sufficient to balance current oversupplies on the marketplace over the next three years according to management’s estimates. Gas oversupplies have been piling up in recent years as new, large investments to upgrade import pipelines to Europe have come online from Russia, Libya and Algeria, certain of which were mandatory, and large availability of LNG on a worldwide scale has found an outlet at the European continental hubs driving the development of very liquid spot gas markets. LNG availability was fuelled by the ramp-up of important upstream projects (new treatment trains in Qatar, Yemen and Russia), commercial development of non-conventional gas resources in the United States which have reduced the Country’s dependence on LNG imports and construction of LNG facilities and entry points. Also, certain Eni’s competitors are currently assessing the economic feasibility of new gas import infrastructures, targeting 5-10 billion cubic meters of capacity expansion online from 2015-2016 according to management’s assumptions.
Those negative trends may be absorbed at least partially by a strengthening economic recovery in Asia which would require more LNG imports and upstreamers’ decisions to reschedule projects to develop gas reserves. Also management believes that certain import pipelines to Italy could be upgraded in order to realize export capacity to re-direct gas oversupplies on the domestic market towards larger European markets.
The condition of oversupply is highlighted by dramatically lowered spot prices of gas marketed on the main continental hubs, coupled with increased liquidity on the marketplace. Spot prices of gas have been falling all over both 2009 and 2010; a partial recovery is expected in the next four-year period. The main consequence of that fall is represented by a de-coupling trend between gas spot prices quoted on the continental hubs vs. gas prices in long-term purchase contracts which index the cost of gas to crude oil and refined products prices, resulting in negative spreads. This development represents a risk factor for gas operators, including Eni, as their cost structure is linked to the price of oil while their selling prices are increasingly influenced by spot prices quoted on continental hubs, especially with regard to sales contracts outside Italy.
Management believes that a better balance between demand and supply and a consequent re-coupling of trends in spot prices vs. oil-linked prices will be achieved in 2014 at the earliest. In addition taking into account that spot prices of gas are projected to increase at a tepid pace in the next few years; current upward trends in the price of crude oil represent a risk factor to the profitability of the Company’s gas sales.

Current negative trends in the gas scenario may impair the Company’s ability to fulfill its minimum off-take obligations in connection with its take-or-pay, long-term gas supply contracts
Current negative trends in the competitive environment may

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impair Eni’s ability to fulfill its minimum off-take obligations in connection with its take-or-pay, long-term gas supply contracts.
In order to secure long-term access to gas availability, particularly with a view of supplying the Italian gas market, Eni has signed a number of long-term gas supply contracts with key producing Countries that supply the European gas markets. These contracts have been ensuring approximately 80 bcm of gas availability from 2010 (including the Distrigas portfolio of supplies) with a residual life of approximately 19 years and a pricing mechanism indexed to the price of crude oil and its derivatives (gasoil, fuel oil, etc). The contracts provide take-or-pay clauses whereby the Company is required to collect minimum pre-determined volumes of gas in each year of the contractual term or, in case of failure, to pay the whole price, or a fraction of that price, applied to uncollected volumes up to the minimum contractual quantity. The take-or-pay clause entitles the Company to collect pre-paid volumes of gas in later years during the period of contract execution. Amounts of cash pre-payments and time schedules for collecting pre-paid gas vary from contract to contract. Generally speaking, cash pre-payments are calculated on the basis of the energy prices current in the year of non-fulfillment with the balance due in the year when the gas is actually collected. Amounts of pre-payments range from 10 to 100 percent of the full price. The right to collect pre-paid gas expires within a ten-year term in some contracts or remains in place until contract expiration in other arrangements. In addition, rights to collect pre-paid gas in future years can be exercised provided that the Company has fulfilled its minimum take obligation in a given year and within the limit of the maximum annual quantity that can be collected in each contractual year. In this case, Eni will pay the residual price calculating it as the percentage that complements 100%, based on the arithmetical average of monthly base prices current in the year of the off-take. Similar considerations apply to ship-or-pay contractual obligations.
Management believes that the current outlook for tepid gas demand growth and large gas availability on the marketplace, the possible evolution of sector-specific regulation, as well as the de-coupling between trends in gas prices indexed to oil vs. gas benchmark prices at spot markets, represent risk factors to the Company’s ability to fulfill its minimum take obligations associated with its long-term supply contracts.
In the years 2009 and 2010 Eni incurred the take-or-pay clause as the Company collected lower volumes than its minimum take obligations in each of those years accumulating deferred costs for an amount of euro 1.44 billion as of December 31, 2010. The Company’s ability to recover those pre-paid volumes within contractual terms and fulfill minimum take obligations in future years will depend on a number of factors, including the possible evolution of the market environment and the competitiveness of Eni’s cost position, while on a positive note ongoing Libyan tensions and the shut down of the GreenStream pipeline may possibly help Eni counteract those negative trends as the Company could be able to replace supplies from Libya with gas from its large portfolio of supplies. That latter trend will evolve depending on how long such tensions will last, which for the time being cannot be foreseen.
In case Eni fails to off-take the contractual minimum amounts, it will be exposed to a price risk, because the purchase price Eni will ultimately be required to pay is based on prices prevailing	after the date on which the off-take obligation arose. In addition, Eni is subject to the risk of not being able to dispose of pre-paid volumes. The Company also expects to incur financing costs to pay cash advances corresponding to contractual minimum amounts. As a result, the Company’s selling margins, results of operations and cash flow, may be negatively affected.
Management forecasts that weak demand and supply fundamentals will continue to hang over the recovery of the European gas sector in the next few years. Rising competitive pressures will squeeze unit margins on gas sales and reduce selling outlets. To factor in those trends, management revised downwardly with respect to past years future projections for returns and cash flows of the Company’s gas business. Particularly, the European market business unit is expected to be negatively affected by lowering marketing margins over the next four years. This reflects ongoing development of very liquid spot markets for gas and the circumstance that spot prices have increasingly become the prevailing reference price for contractual formulae in supplies outside Italy, whereas Eni’s purchase costs for gas are mainly indexed to the price of oil and refined products. Trends in spot prices as compared to those in oil-linked purchase costs have been de-coupling until recently resulting in negative spreads during the course of 2010; management expects that those negative trends will re-couple in 2014 at the earliest. In 2010, financial statements, management recognized an impairment loss amounting to euro 426 million associated with goodwill of the European gas business unit considering weak 2010 results and a reduced outlook for profitability as discussed above.
Also assets associated with gas pre-payments due to triggering the take-or-pay clause have been assessed to test the recoverability of the carrying amounts. Based on management’s projections for sales volumes and unit margins for the four-year plan and subsequent years, the Company believes that in the long-term it will be in the position to recover volumes of gas which have been pre-paid in the years 2009 and 2010 due to the take-or-pay clause and also possible new volumes associated with the contractual clause due to the uncertainties and weak conditions in the gas market over the next two years. Even if financing associated with cash advances is factored in, the net present value associated with those long-term purchase contracts discounted at the weighted average cost of capital for the Gas & Power segment still remains a positive and consequently those contracts do not fall within the category of the onerous contract provided by IAS 37.
The industrial and financial forecasts for the next four-year plan of the gas business as well as the amount of the impairment loss recognized in 2010 consolidated accounts both take into consideration management assumptions to renegotiate better economic terms within the Company’s long-term gas purchase contracts, so as to restore the competitiveness of the Company’s cost position in the current depressed scenario for the gas sector. The renegotiation of revised contractual terms, including any price revisions and contractual flexibility, is established by such contractual clauses whereby parties are held to bring the contract back to the economic equilibrium in case of significant changes in the market environment, like the ones that have been occurring from the second half 2008. In the course of 2010, Eni has finalized a number of important contractual renegotiations by

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obtaining improved economic conditions for supplies and wider contractual flexibility with a benefit to its commercial programs. A number of renegotiations have been commenced or are due to commence in the next future involving all the Company’s main suppliers of gas based on long-term contracts. Should the outcome of those renegotiations fall short of management’s expectations and absent a solid recovery in the fundamentals of the gas sector, management believes that future results of operations and cash flows of the Company’s gas business will be negatively affected with further consequences in terms of recoverability of the carrying amounts of the gas business assets.
In addition to renegotiating its long-term gas purchase contracts, the Company has identified a possible further course of action to preserve profitability and cash flow generation in its gas marketing operations.
Key ongoing or planned initiatives include:
- maximizing gas sales volumes leveraging on the multiple presence in a number of markets, market knowledge, the integration with Distrigas commercial operations and supply portfolio and marketing policies aimed at increasing Eni’s market share in Europe;
- regaining market share in the Italian market and preserving marketing margins leveraging on the commercial strength and capabilities of the Company, selecting the customer portfolio and implementing marketing actions to retain clients by proposing new pricing offers and schemes and improving service quality;
- reducing the cost-to-serve, marketing and general and business support expenses;
- monitoring and effectively managing working capital requirements.
In addition, the Company has adopted a new pricing and risk management strategy whereby the Company intends to more effectively manage the economic margins and optimize the value of assets (gas supply contracts, customer base, and market position). Actions that will be implemented or have been implemented as of recently include:
1. ensuring the balance between supply and sale programs over periods of up to four years and monthly schedules of needs and physical flows;
2. effectively managing flexibilities associated with the portfolio of long-term gas supply contracts and other assets available to the Company in the gas value chain, also leveraging on entering arbitrage contracts so as to unlock value from the Company’s access to storage capacities and transport rights and other assets;
3. effectively managing the commodity risk and the volume risk leveraging on entering market position in order to capture possible favorable trends in market prices, within limits set by internal policies and guidelines that define the maximum tolerable level of market risk.

Risks associated with sector-specific regulations in Italy
In 2010 the regulated period for gas antitrust thresholds defined by Legislative Decree No. 164 of May 23, 2000, expired. Those thresholds defined maximum allowed limits of gas volumes (imported or domestically produced) input into the national transport network and marketed to final customers, applicable to each operator.

That system of antitrust thresholds was replaced with a mechanism of market shares enacted by Legislative Decree No. 130 of August 13, 2010, "New measures to improve competitiveness in the natural gas market and to ensure the transfer of economic benefits to final customers". The decree introduces a 40% ceiling to the wholesale market share of each Italian gas operator. This ceiling can be raised to 55.9% in case an operator commits itself to building new storage capacity in Italy for a total of 4 bcm within five years. The new capacity is allocated to industrial and power generation customers. In case of violation of the mandatory thresholds, an operator is obliged to execute gas release measures at regulated prices. Eni plans to build new storage capacity and, in the meantime, intends to adopt measures and bear the associated expenses to make 50% of that planned capacity available to requesting customers (for further information see "Operating Review of the Gas & Power Division - Regulatory framework"). Eni believes that this new gas regulation will increase the competitiveness of the wholesale natural gas market in Italy.
Further material aspects regarding the Italian gas sector regulations are regulated access to infrastructures (transport backbones, storage fields, distribution networks and LNG terminals), and the unbundling of activities relating to infrastructures within vertically-integrated group companies, from July 1, 2008 (as defined by Decision No. 11/2007 and updated by Resolution No. 253/2007 of the Authority for Electricity and Gas). Also the Italian Authority for Electricity and Gas is entrusted with certain powers in the matters of setting tariffs for transport, distribution, storage and re-gasification services, as well as in approving specific codes for each regulated activity, monitoring natural gas prices and setting pricing mechanisms for supplies to residential users consuming less than 200,000 cm/y. Those clients have right to obtain gas from their suppliers at the regulated tariff set by the Authority.
With reference to the latter, decisions made by the Authority for Electricity and Gas may limit the ability of gas resellers to transfer to final customers cost increases in the raw material. The indexation mechanism of prices in supplies to residential customers is based on Resolution No. 64/2009 of the Italian Authority for Electricity and Gas. The indexation mechanism provides that changes in a preset basket of hydrocarbons are transferred to the price of supplies to residential users. Also a floor has been established in the form of a fixed amount that applies only at certain low level of international prices of hydrocarbons. Furthermore, in 2010, the Authority for Electricity and Gas with Resolution ARG/gas 89/10 amended the current mechanism that is used to update tariffs in supplies to residential users. Following this Resolution, the Authority resolved to provide, for the thermal year October 1, 2010-September 30, 2011, a fixed reduction of 7.5% of the raw material cost component in the final price of supplies to residential users. This resolution will negatively affect Eni’s future results of operations and cash flows, considering the negative impact on unit margins in sales to residential customers. Administrative appeals against the Authority’s resolution, which have been filed by many operators including Eni, might possibly impact that matter.
Also certain provisions of law may limit the Company’s ability to set commercial margins. Specifically, Law Decree No. 112 of

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June 2008 forbids energy companies to pass to prices to final customers the higher income taxes incurred in connection with a supplemental tax rate of 6.5 percentage points introduced by the same decree on energy companies with a yearly turnover in excess of euro 25 million like Eni.
The current regulation of access to the Italian gas transport network was set by Decision No. 137/2002 of the Authority for Electricity and Gas. This resolution establishes priority criteria for transport capacity entitlements at points where the Italian transport network was connects with international import pipelines (the so-called entry points to the Italian transport system). Specifically, operators that are party to take-or-pay purchase contracts, as in the case of Eni, are entitled to a priority in allocating available transport capacity within the limit of average daily contractual volumes. Gas volumes exceeding average daily contractual volumes are not entitled to any priority and, in case of congestion at any entry points, they are entitled available capacity on a proportionate basis together with all pending requests for capacity entitlements. The ability of Eni to collect gas volumes exceeding average daily volumes as provided by its take-or-pay purchase contracts represents an important operational flexibility that the Company uses to satisfy demand peaks. In planning its commercial flows, the Company normally assumes to fully utilize its contractual flexibility and to obtain the necessary capacity entitlements at the entry points to the national transport network. Eni believes that Decision No. 137/2002 is in contrast with the rationale of the European regulatory framework on the gas market as provided in European Directive 2003/55/EC. Based on that belief the Company has opened an administrative procedure to repeal Decision No. 137/2002 before an administrative court which has recently confirmed in part Eni’s position. An upper grade court also confirmed the Company’s position. Specifically, the Court stated that the purchase of contractual flexibility is an obligation on part of the importer, which responds to a collective interest. According to the Court, there is no reasonable motivation whereby volumes corresponding to such contractual flexibility should not be granted priority in the access to the network, also in case congestion occurs. At the moment, however, no case of congestion occurred at entry points to the Italian transport infrastructure so as to impair Eni’s marketing plans.
As of recently, the Italian administrative authorities released a number of resolutions intended to increase competition in the natural gas market in Italy.
In 2010, a national trading platform was implemented where gas importers must trade volumes of gas corresponding to a legal obligation on part of Italian importers and producers. Under those provisions, importers from extra-EU Countries are required to supply a set percentage of imported volumes in a given thermal year and to trade them at the national trading platform on a spot basis. Permission to import gas from extra-EU Countries is granted to gas operators upon fulfillment of that obligation. Also royalties in-kind owed to the Italian State on gas production are to be traded on that trading platform. The new trading platform is expected to develop a spot market for natural gas in Italy.
A number of administrative provisions relating the so called gas release measures have been enacted in an effort by Italian administrative authorities to boost the level of competition and	liquidity of the Italian gas market. Those measures have strongly affected Eni’s marketing activity in Italy. Legislative Decree No. 78/2009 obliged Eni to make a gas release at the virtual exchange point for a total of 5 bcm of gas in yearly and half-yearly amounts. Although the allotment procedure (bid) was based on a minimum price set by the Ministry for Economic Development as proposed by the Authority, only a 1.1 bcm portion of the gas release was awarded out of the 5 bcm which had been planned. For the next few years, also based on indications of the Authority for Electricity and Gas, Eni believes that it is possible that the Company will be forced to implement additional gas release measures. It is worth mentioning that the new decree intended to increase competitiveness in the gas market, provides a mechanism of gas release for Eni in case of failure to comply with the mandatory ceiling on the market share.
Measures aimed at increasing competitiveness in the Italian gas market represent risk factors and uncertainties to Eni’s gas business. Management believes that any developments in that matter may negatively affect the Company’s expected results of operations and cash flow in its gas business.
Lastly, the adoption of the European Directive 2009/73/EC comprising the third package on the internal gas market represents a risk factor and an uncertainty as Eni is engaged in the regulated transport business. The Directive provides for three independent transportation operator regimes: separation of transportation network assets ("ownership unbundling"); independent system operator and independent transmission operator (for further information see the Operating Review - Gas & Power Division - Regulation). On March 3, 2010, the Italian Council of Ministers presented a draft Legislative Decree to implement Directive 2009/73/CE. Among the possible options, the Decree provides for the adoption of the ITO model by Snam Rete Gas before March 3, 2012. Eni’s interest in Snam Rete Gas (52.54%) currently accounts for approximately 13% of the Group’s total assets, 2% of the Group’s total revenues and 12% of the Group’s operating profits.

Specific risks associated with exploration and production of oil and natural gas

Exploration and production of oil and natural gas requires high levels of capital expenditure and entails particular economic risks. It is subject to natural hazards and other uncertainties including those relating to the physical characteristics of oil or natural gas fields. Exploratory activity involves numerous risks including the risk of dry holes or failure to find commercial quantities of hydrocarbons. Developing and marketing hydrocarbons reserves typically requires several years after a discovery is made. This is because a development project involves an array of complex and lengthy activities, including appraising a discovery in order to evaluate its commerciality, sanctioning a development project and building and commissioning relating facilities. As a consequence, rates of return of such long lead-time projects are exposed to the volatility of oil and gas prices and the risk of an increase in developing and lifting costs, resulting in lower rates of return. This set of circumstances is particularly important to those projects intended

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to develop reserves located in deep waters and harsh environments, where the majority of Eni’s planned and ongoing projects is located.
As events occurred in 2010 in the Gulf of Mexico have shown, exploration and production carries certain inherent risks, especially deep water drilling. Accidents at a single well can lead to loss of life, environmental damage and consequently potential economic losses that could have a material and adverse effect on the business, results of operation and prospects of the Group.

Risks associated with the cyclicality
of the oil and gas sector

Eni’s results of operations and cash flow depend heavily on trends in oil prices. Generally speaking, an increase in oil prices positively impact Eni’s consolidated operating result; vice versa in case of a decline in oil prices. In 2010 oil prices averaged $79.5 a barrel, representing an increase of 29% from a year earlier driving up the operating result. That trend reflected the global economic recovery that boosted raw materials prices.
Volatile oil prices impact the performance of the Company’s business units in a different way. Also, trends in oil prices are a key variable in preparing the Company’s investment plans. The Company’s main capital projects to develop reserves normally require lengthy and complex activities for assessing all technical and commercial aspects and developing and marketing the product. As a consequence, return rates of such projects are exposed to the volatility of oil and gas prices which may be substantially lower with respect to prices assumed when the investment decision was made, resulting in lower rates of return. The Company, like other players in the industry, assesses its oil&gas projects based on long-term scenarios for oil prices, which reflect management’s best assumptions about the underlying fundamentals of global demand and supply. The adoption of long-term prices in assessing capital projects support the achievement of the planned rates of return. Eni plans to invest euro 53.3 billion in the 2011-2014 four year period, at the Company’s long-term price for Brent crude of 70 $/barrel (in real terms 2014). Of those expenditures, euro 39.1 billion, over 70%, will be dedicated to execute projects for exploring and developing oil and gas reserves.
The plan shows a modest increase of 1% from the previous plan which reflects assumptions for an appreciation of the US dollar over the euro, plans for new capital projects in the Exploration & Production segment particularly to develop reserves offshore Angola and prosecute the development of the Zubair oilfield in Iraq, and sector-specific inflation in the oil industry. Lower capital expenditures are associated with the completion of the plan for upgrading the fleet of vessels and offshore rigs of Saipem.
Volatile oil prices represent an uncertainty factor in view of achieving the Company’s operating targets of production growth and reserve replacement due to the relevant amount of Production Sharing Agreements in Eni’s portfolio. Under such contracts, the Company is entitled to receive a portion of the production, the sale of which should cover expenditures incurred and earn the Company a share of profit. Accordingly, the higher the reference prices for crude oil used to determine production and reserves entitlements, the lower the number of barrels to cover the same dollar amounts hence the amounts of booked production and reserves; and vice versa. For the current year, the Company estimates that production entitlements in its PSAs would decrease on average by approximately 1,000 bbl/d for a $1 increase in oil prices compared to Eni’s assumptions for oil prices at 70 $/bbl that have been used in the Company’s 2011-2014 four year plan. However, this sensitivity analysis only applies to small deviations from the 70 $/bbl scenario and the impact on Eni’s production may increase more than proportionally as the deviation increases. This sensitivity analysis relates to the existing Eni portfolio and might vary in the future.
In the Gas & Power segment, increases in oil prices represent a risk factor as gas supplies are mainly indexed to the cost of oil and certain refined products, while selling prices particularly outside Italy are increasingly linked to certain market benchmarks quoted at continental hubs. In the current trading environment, spot prices at those hubs are particularly depressed due to oversupply conditions. In addition, the Italian Authority for Electricity and Gas may limit the ability of the Company to pass cost increases onto selling prices in supplies to residential customers and small businesses as the Authority regulates the indexation mechanism of the raw material cost in selling formulae to those customers.
The Refining & Marketing and the Petrochemical Divisions are also exposed to movements in oil prices and the speed at which the prices of refined products and petrochemical products adjust to reflect changes in the cost of oil-based feedstock. Normally, a time lag occurs between movements in oil prices and those of refined and petrochemical products. As a consequence, in a period of rapidly escalating feedstock costs, margins on refined and petrochemical products are negatively affected in the short term.
In 2010 the Refining & Marketing segment recorded an adjusted operating loss due to higher costs of oil-based feedstock that it was unable to pass onto end prices of products pressured by weak demand, high inventories and excess capacity. In addition, the increased oil price triggered higher costs of energy utilities which are typically indexed to it. To cope with volatile, unprofitable refining margins, management implemented initiatives to boost efficiency and capture margin improvements by optimizing supply activities. Those actions enabled the Company to significantly limit the operating loss from a year earlier.
Looking forward, management expects that the refining scenario will remain weak and volatile. Reduced availability of heavy crudes in the Mediterranean area will also limit the ability of Eni’s complex refineries to regain profitability as the conversion premium is impacted in the current trading environment. A partial recovery in refining margins is expected late in the four-year period covered by the 2011-2014 industrial plan as refining fundamentals begin to benefit from the global recovery and the progressive ramp-up of crude oil production from Iraq.
Rapidly escalating supply costs have also affected marketing margins for fuel distribution in the Company’s retail business as prices at the pump adjusted to rising crude costs with time lags.
In addition to volatile oil-based feedstock costs, Eni’s petrochemical operations are exposed to the cyclicality of demand due to the commoditized nature of Eni’s product portfolio and underlying weaknesses in the industry plagued by low entry-barriers, excess capacity and intense competitive pressures. These drivers helped explain the substantial amounts

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of operating losses that have been accumulated by Eni’s petrochemical operation in 2008 and 2009. During the course of 2010, business conditions have progressively improved and the segment managed to significantly reduce the pace of losses (down by 74%) due to higher sales volumes driven by a recovery in end demand and higher commodity prices which have been able to absorb large part of feedstock cost increases. The outlook for 2011 is moderately optimistic as the global economy strengthens and volumes recovery continues. However, management warns against the risks of further increases in the cost of oil-based feedstock which could pressure products margins.
The Engineering & Construction segment is exposed to the volatility of the oil cycle considering that oil companies tend to	reduce capital expenditures and reschedule exploration and development projects during a downturn. This business unit has managed through the years to progressively reduce its exposure to the more volatile segments of the industry leveraging on higher portfolio diversification and a strong competitive position in the segment of projects in frontier areas that are traditionally less exposed to the cyclical nature of this market. The entry into operations of new distinctive assets in 2010 and 2011 coupled with the size and quality of the backlog and the strong operating performance in terms of project executions, underpin expectations for further significant strengthening of Saipem’s competitive position in the medium-term, ensuring a good level of result stability.

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Outlook

Notwithstanding the global economic recovery has been gaining momentum recently, the 2011 outlook is still characterized by a certain degree of uncertainty and volatility also considering ongoing tensions in Libya. Eni forecasts an upward trend for Brent crude oil prices supported by healthier global oil demand. For capital budgeting and financial planning purposes, Eni assumes an average Brent price of 70 $/barrel for the full year 2011. Management expects that the European gas market will remain depressed as sluggish demand growth is insufficient to absorb current oversupplies. Refining margins are expected to remain unprofitable due to weak underlying fundamentals and high feedstock costs. Against this backdrop, key volumes trends for the year are expected to be the following:
- Production of liquids and natural gas: as announced on February 16, 2011, together with preliminary results for 2010, production of liquids and natural gas is forecast to slightly increase compared to 2010 (1.815 million boe/d was the actual level in 2010). This estimate is based on the Company’s assumption of a Brent price of 70 $/barrel for the full year, and might be affected by the current Libyan tensions and how long they will last, which management is currently unable to predict. From February 22, 2011, Eni’s oil and natural gas production is flowing at a rate ranging from 70 to 75 kboe/d, down from an expected level of approximately 280 kboe/d. Growth outside Libya will be driven by ramping-up fields started in 2010 mainly in Iraq, and new field start-ups in Australia, Algeria and the United States, partly offset by mature field declines. According to management’s plans, production growth will strengthen in the coming years as the Company is targeting a production level in excess of 2.05 million boe/d by 2014, implying an annual growth rate of more than 3% in the 2011-2014 period under management’s assumptions for oil prices at 70 $/barrel flat in the 2011-2014 period and return of the Libyan production to its normal rate at some point in the future;
- Worldwide gas sales: as announced on February 16, 2011, together with preliminary results for 2010, worldwide gas	sales are expected to be at least in line with 2010 (in 2010 actual sales amounted to 97.06 bcm). This estimate might be affected by the current Libyan tensions and how long they will last, which management is currently unable to predict. Considering mounting competitive pressure in the gas market, the achievement of this target and the stabilization of the market share will be supported by strengthening the Company’s leadership on the European market, marketing actions intended to strengthen the customer base in the domestic market and renegotiating the Company’s long-term gas supply contracts;
- Regulated businesses in Italy will benefit from the pre-set regulatory return on new capital expenditures and efficiency programs;
- Refining throughputs on Eni’s account are planned to be in line with 2010 (actual throughputs in 2010 were 34.8 mmtonnes), due to higher volumes processed on more competitive refineries, the optimization of refinery cycles, as well as efficiency actions implemented in response to a volatile trading environment;
- Retail sales of refined products in Italy and the rest of Europe are expected to be in line with 2010 (11.73 mmtonnes in 2010) against the backdrop of weaker demand. Management plans to improve sales and profitability leveraging on selective pricing and marketing initiatives, starting new service stations and developing the "non-oil" business;
- The Engineering & Construction business confirms solid results due to increasing turnover and a robust order backlog.
In 2011, management plans to make capital expenditures broadly in line with 2010 (euro 13.87 billion were invested in 2010) and will mainly be directed to developing giant fields and starting production at new important fields in the Exploration & Production Division, refinery upgrading related in particular to the realization of the EST project, completing the program of enhancing Saipem’s fleet of vessels and rigs, and upgrading the natural gas transport infrastructure. Assuming a Brent price of $70/barrel and the divestment of certain assets, management forecasts that the ratio of net borrowings to total equity (leverage) at year-end will be lower than the 2010 level.

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Eni proposal to the Italian Ministry for the Environment for a global transaction on certain environmental issues
The parent company Eni SpA also on behalf of other Group companies (including in particular Syndial) filed a proposal with the Italian Ministry for the Environment to enter into a global transaction related to nine sites of national interest (Priolo, Napoli Orientale, Brindisi, Pieve Vergonte, Cengio, Crotone, Mantova, Porto Torres and Gela) where the Group companies have started, as guiltless owners of a number of industrial areas, environmental restoration and clean-up activities. The proposal includes a definition of a number of pending proceedings relating to clean-up issues and environmental damage.
The framework of the transaction proposal includes: (i) a global environmental transaction as per Article 2 of Law Decree 208/2008 (related to the Pieve Vergonte, Cengio, Crotone, Mantova, Porto Torres and Gela sites); (ii) the subscription of certain environmental framework agreements that have already been signed by relevant administrative bodies which interested businesses may opt for adhering to (related to the Priolo, Brindisi and Napoli Orientale sites); and (iii) the closing of a civil lawsuit regarding environmental damage at the Pieve Vergonte site.
Briefly, Eni and its subsidiaries through the proposal:
• commit to execute environmental investments amounting to euro 600 million as provided by the 2011-2014 industrial plan in order to achieve higher levels of efficiency and energy sustainability of their plants;
• reaffirm their commitment to carry out a number of projects to clean up and restore proprietary or concession areas in the above mentioned sites with overall expenditures amounting to euro 1,250 million;
• pledge to pay the Ministry for the Environment a contribution in cash amounting to euro 450 million in view of executing clean-up and remediation works in public areas next to Eni and its subsidiaries proprietary areas;
• give certain proprietary areas to interested public administrations for free in order to pursue certain local development projects. Areas are yet to be identified.
As a result of the filing of the proposal of global transaction following thorough and extended contacts with the public bodies, Eni took a charge amounting to euro 1,109 million to the environmental provision in its 2010 consolidated accounts, with a net effect on profit for the year of euro 783 million including the tax impact of the operation. The charge had no effect on the Group’s consolidated net borrowings at period end. In case of finalization of the global transaction, the payment of the accrued provision will be made progressively	according to the achievement of executive agreements for each site.
A complex administrative procedure is going to start following the presentation of Eni’s proposal to the Ministry.
That entity is responsible for drafting a framework transaction which will undergo technical review on part of all interested administrative bodies including public and local authorities. Finally, the transaction signed by Eni is due to be ratified by the Italian Council of Ministers.

Transactions with related parties
In the ordinary course of its business Eni and its controlled entities enter into transactions with related parties regarding essentially the exchange of goods, provision of services and financing with joint ventures, associates and non-consolidated subsidiaries as well as the exchange of goods and provision of services with entities directly and indirectly owned or controlled by the Italian Government. Transactions with related parties were conducted in the interest of Eni companies and on an arm’s length basis.
Under current applicable laws and regulations, Eni adopted internal procedures guaranteeing transparency and substantial and formal fairness of all transactions with related parties, performed by Eni or its subsidiaries.
Twice a year each member of the Board of Directors and Board of Statutory Auditors shall declare any transaction he or she entered with Eni SpA or its subsidiaries, and in any case he or she shall timely inform the CEO (or the Chairman, in the case of interests on the part of the CEO) of each transaction that the company plans to carry out and in which those member may have an interest; the CEO (or Chairman) shall inform other Directors and the Board of Statutory Auditors.
Note 36 to the Consolidated Financial Statements illustrates amounts related to commercial, financial and other transactions entered into with related parties and describes relevant operations as well as the economic and financial impacts on the balance sheet, the profit and loss and the statement of cash flows.
Companies subject to Eni’s management and coordination as per Article 2497 of the Italian Civil Code indicate the effect, motives and reasons and interests to be discussed when relevant management decisions are made that are influenced by their controlling entity in the paragraph: "Relations with controlling entity and with companies subject to its management and coordination".
In case of atypical or unusual transactions[1] the company shall disclose a description of said transaction, the effects it produces on its economic and financial position and, in case of transactions within the group and with related parties also the interest of the company at the time of the finalization of said transaction.

(1)	According to Consob communication No. DEM/6064293 of July 28, 2006, "atypical or unusual transactions are those transactions that can give rise to doubts about the completeness and adequacy of financial information, conflicts of interest, protection of equity and non controlling interests due to the importance/relevance of involved counterparties, object of the transaction, mode of determination of transfer prices and timing of events (nearing the closing of accounting periods).

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Shareholdings held by directors, auditors, general managers and managers holding strategic responsibilities in Eni SpA and its subsidiaries
In accordance with Article 79 of Consob decision No. 11971 of May 14, 1999, and subsequent amendments, the following table sets forth the shareholdings in Eni SpA and its subsidiaries held by each of the members of the Board of Directors, Board of Statutory Auditors, general managers and managers holding strategic responsibilities, in addition to their spouses and children, directly or through related entities or trustees as recorded in the register of shareholders and	communications received and acquired from said persons. The table includes also subjects who held their position for a fraction of the year. The number of (ordinary) shares is indicated by company, individually for directors, statutory auditors and general managers and as an aggregated amount for managers holding strategic responsibilities. The persons indicated own the right to shares.

For information on directors’ and key officers’ compensation see the dedicated section in the paragraph "Information on Corporate Governance".

Name	Entity	Number of shares owned as of December 31, 2009	Purchase of shares		Sale of shares		Number of shares owned as of December 31, 2010
Board of Directors
Paolo Scaroni	Eni SpA	58,549			2,299	(a)	56,250
	Snam Rete Gas SpA	0	100,000				100,000
Paolo Andrea Colombo	Eni SpA	1,650					1,650
	Snam Rete Gas SpA	4,202					4,202
Paolo Marchioni	Eni SpA	600					600
Francesco Taranto	Eni SpA	500					500

Board of Statutory Auditors
Roberto Ferranti	Eni SpA	1,000					1,000
	Snam Rete Gas SpA	1,913					1,913

Division Chief Operating Officers
Claudio Descalzi	Eni SpA	24,455					24,455
Domenico Dispenza	Eni SpA	99,715					99,715
	Snam Rete Gas SpA	299,957					299,957
Angelo Caridi (b)	Eni SpA	40,595					40,595
	Snam Rete Gas SpA	90,587	60,900				151,487
	Saipem SpA		100,025	(c)	100,025		0
Angelo Fanelli (d)	Eni SpA	30,800					30,800

Other managers with strategic responsibilities (e)	Eni SpA	37,119	1,000		13,900		24,219
	Saipem SpA	0	31,520	(f)	30,600		920
	Snam Rete Gas SpA	0	23,000				23,000
i	i	i
(a)	i	Transaction part of a position in a mutual fund.
(b)	i	The term of position ended April 5, 2010.
(c)	i	Exercise of stock options rights.
(d)	i	Appointed on April 6, 2010.
(e)	i	No. 7 managers.
(f)	i	Includes the exercise of 30,600 stock options rights.

Treasury shares
As of December 31, 2010, Eni’s treasury shares in portfolio amounted to No. 382,863,733 (nominal value euro 1 each) corresponding to 9.56% of share capital of Eni, for a total book value of euro 6,756 million. Since 2009 there are no pending plans for the purchase of treasury shares.
The decrease of No. 88,507 shares held in treasury compared to December 31, 2009 (No. 382,952,240 share) consisted of No. 7 shares granted to shareholders of the former Snam SpA and to the sale of No. 88,500 share following 2002 and 2003 stock option plans.	Continuining listing standards provided by Article No. 36 of Italian exchanges regulation (adopted with Consob Decision No. 16191/2007 as amended) about issuers that control subsidiaries incorporated or regulated in accordance with laws of extra-EU Countries
Certain provisions have been recently enacted regulating continuing Italian listing standards of issuers controlling subsidiaries that are incorporated or regulated in accordance with laws of extra-EU Countries, also having a material impact on the consolidated financial statements of the parent company.

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Regarding the aforementioned provisions, the Company discloses that:
- as of December 31, 2010, the provisions of Article No. 36 of Italian exchanges regulation in accordance with Italian continuing listing standards apply to Eni’s subsidiaries Burren Energy (Bermuda) Ltd, Eni Congo SA, Eni Norge AS, Eni Petroleum Co Inc, NAOC-Nigerian Agip Oil Co Ltd, Nigerian Agip Exploration Ltd, Trans Tunisian Pipeline Co Ltd e Burren Energy (Congo) Ltd and Eni Finance USA Inc, already mentioned in the Report on the third quarter and the nine months of 2010;
- the Company has already adopted adequate procedures to ensure full compliance with the regulation.	Disclosure under Legislative Decree No. 196 of June 30, 2003
Eni SpA, as responsible of personal data handling, hereby declares that it has updated the programme document on Eni’s security under Legislative Decree No. 196 of June 30, 2003.

Branches
In accordance with Article No. 2428 of the Italian Civil Code, it is hereby stated that Eni has the following branches:
San Donato Milanese (MI) - Via Emilia 1
San Donato Milanese (MI) - Piazza Ezio Vanoni 1

Subsequent events
Subsequent business developments are described in the operating review of each of Eni’s business segments.

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Eni Annual Report / Information on Corporate Governance

Shares of Eni SpA (below "Eni" or "the Company") are traded on the Mercato Telematico Azionario managed by Borsa Italiana SpA and on the New York Stock Exchange[1]. Eni complies with applicable listing standards of these two institutions.
A full description of Eni’s Corporate Governance system is found in the "Corporate Governance and Shareholding Structure Report" under Article 123-bis of Legislative Decree No. 58/1998 ("Consolidated Law on Finance") approved by Eni’s Board of Directors on March 10, 2011. Information below represents a synthesis of said report, under the minimum requirements of the Consolidated Law and the recommendations of the Corporate Governance Code promoted by Borsa Italiana, endorsed by Eni.
The text of the full Report, published at the same date of this Annual Report, is available in the "Corporate Governance" section of the Company’s website at the following address: http://www.eni.com/en_IT/governance/report-on-corporate-governance/report-on-corporate-governance.shtml.	Information about the shareholding structure

Share capital structure and significant shareholdings

The share capital of Eni consists of ordinary registered shares.
The shares are indivisible and each share gives one voting right.
On December 31, 2010, the Company’s share capital was euro 4,005,358,876 fully paid-up and represented by 4,005,358,876 ordinary registered shares[2], each with a nominal value of euro 1.00.
There are no proxies whereby the Board of Directors can increase the share capital pursuant to Article 2443 of Italian Civil Code. The Directors have no powers to issue participating financial instruments. The Directors are not allowed to issue any participating financial instruments.
At December 31, 2010, treasury shares held by Eni[3] totaled 382,863,733 corresponding to 9.56% of Eni’s share capital.
Based on the information available and communications received in accordance with Article 120 of Legislative Decree No. 58/1998 – Italian Consolidated Law on Finance and Consob Resolution No. 11971/1999 (Regolamento Emittenti Consob – Consob Regulations on Issuers) on December 31, 2010, the shareholders who owned a more than 2% share of Eni’s capital were:

Main shareholders
Shareholders	Shares held	% of capital
Ministry of Economy and Finance	157,552,137	3.93
Cassa Depositi e Prestiti SpA (a)	1,056,179,478	26.37
i	i	i
(a)		Cassa Depositi e Prestiti is an entity controlled by the same Ministry. With Decree of the Ministry of Economy and Finance of November 30, 2010, published in the Official gazette No. 293 of December 16, 2010, a share trade in has been decided which entails, among other things, the transfer to Cassa Depositi e Prestiti SpA a total of 655,891,140 Eni’s ordinary shares held by the Ministry of Economy and Finance. According to said Decree, the transfer of shares has been finalized on December 21, 2010.

The following companies, as asset management companies, notified Consob an availability respectively: (i) Capital Research and Management for a total number of shares corresponding to 2.01% of Eni’s ordinary share capital on July 10, 2009; (ii) Blackrock Investment Inc. for a total number of shares corresponding to 2.68% of Eni’s ordinary share capital on May 20, 2010.
Eni is not subject to management and coordination activities[4] of the Ministry of Economy and Finance nor are agreements between shareholders under Article 122 of the Consolidated Law on Finance known to the Company.	Shareholding limits, restrictions on voting rights and Golden Share
In accordance with Article 6 of Eni’s By-laws, and applying the special rules pursuant to Article 3 of Law Decree No. 332/1994, converted into Law No. 474 of 1994 (Law No. 474/1994), under no circumstances may any party own shares in the company which constitute a direct or indirect shareholding of more than 3% of the share capital. Exceeding this limit results in a ban on exercising the voting rights and any rights – other than property rights – relative to any shareholding that exceeds the limit. Shareholdings

(1)	i	In 1995, following an IPO Eni established an ADR (American Depositary Receipt) program for the US market. The ADR identifies the stock certificates representing shares of foreign companies traded in stock exchanges of the United States. Each Eni ADR represents two ordinary shares and is listed on the New York Stock Exchange. For further details on ADR program see the Eni website section relative to "FAQ": http://www.eni.com/en_IT/investor-relation/investor-tools/investor-faq/investor-faq.shtml.
(2)	i	For further information on shareholdings and shareholders, see http//www.eni.com/en_IT/governance/.
(3)	i	Purchases were made based on authorization conferred to the Board of Directors by the Shareholders’ Meeting of April 29, 2009, expired on October 29, 2009. For further information see Eni’s website.
(4)	i	Article 19, paragraph 6, of Law Decree No. 78/2009, converted into Law No. 102/2009, states that the term enti (entities) in the reference contained in Article 2497, paragraph 1, of the Civil Code, regarding management and coordination, should be understood to refer to "legal entities other than the State that own a shareholding in the context of their business activities or for economic or financial purposes".

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owned by the Ministry of the Economy and Finance, public bodies or organization controlled by them (i.e. Cassa Depositi e Prestiti SpA) are exempt from this ban.
Article 3 of Law No. 474/1994 provides that the clause regarding shareholding limits will not apply if the limit is exceeded as a result of a take-over bid, provided that, as a result of the takeover, the bidder will own a shareholding of at least 75% of the share capital with the right to vote on resolutions concerning the appointment or dismissal of Directors[5].
Pursuant to Article 6.2 of the By-laws and to the special rules set out in Law No. 474/1994, the Ministry of Economy and Finance, in agreement with the Ministry of Economic Development, holds special powers (Golden Share) that can be exercised in case of actual prejudicial effect to the vital interests of the State[6]. These special powers are briefly the following:
a) opposition with respect to the purchase, by parties who are subject to the shareholding limit[7], of significant shareholdings, i.e. shareholdings that represent at least 3% of the share capital and consist of shares with the right to vote in ordinary shareholders’ meetings;
b) opposition with respect to the signing of agreements, as defined in Article 122 of the Consolidated Law on Finance, in the event that at least 3% of the share capital consisting of shares with the right to vote in ordinary shareholders’ meetings is represented in the agreements;
c) veto power, if duly justified by an actual prejudicial effect to the vital interests of the State, of resolutions to dissolve the Company, transfer the business, merge, demerge, transfer the registered office abroad, change the company purpose, amend the By-laws in a way that withdraws or modifies said special powers;
d) appointment of a director with no right to vote in Board meetings.
Decisions to exercise the powers detailed in letters a), b) and c) may be challenged within sixty days, by the parties entitled to do so, before the Regional Administrative Court of Lazio.

Corporate Governance System and Rules

Adoption of the Borsa Italiana Corporate Governance Code and Eni Code
In line with the values of Eni’s Code of Ethics[8], integrity and transparency are the principles which Eni pursues in formulating a management and control structure that is suited to its size, complexity and operating structure, in adopting a suited and effective internal control system, and in communicating with shareholders and other stakeholders, particularly by reviewing and updating the information available on its website.
In a resolution of the Board of Directors approved on December 13, 2006, Eni confirmed and renewed its adhesion to the Corporate Governance Code for listed companies promoted by Borsa Italiana, according to the version issued on March 14, 2006 ("Code of Borsa Italiana")[9], adopting its own Corporate Governance Code (following the "Code" or "Eni Code")[10] for the purpose of transposing its provisions, adapting them to the specific reality of Eni, clarifying some of them and at the same time enhancing and raising the general standards of Governance of the Company[11].
Specific provisions of the Eni Code increase the Governance level of the Code of Borsa Italiana, in particular: (i) directors are expected to take account of the interests of stakeholders other than shareholders in their management of the company; (ii) the minimum frequency of reporting to the Board of directors with specific powers has been reduced from three to two months; (iii) in its board review the Board can make recourse to a specialized external consultant to guarantee objectivity; (iv) directors and auditors are engaged in providing all the time and work required by their office; (v) committees created by the Board and made up of directors (Internal Control Committee and Compensation Committee) cannot be formed by a number of members corresponding to the majority of the Board in order not to alter the process of formation of Board’s will; (vi) the nomination of the Officer in charge of internal control is made upon proposal of the CEO in agreement with the Chairman[12]; (vii) at least two members of the Internal Control Committee have adequate financial and accounting expertise (only one was requested in the Code of Borsa Italiana).
From December 13, 2006 the Board of Statutory Auditors expressly adopts the provisions of the Code that concern it.
Following adoption of the Code, the Board of Directors approved a number of resolutions to implement and detail the Code’s provisions. In particular: (i) it redefined the role of the Board of Directors which confirmed it central role in the Corporate Governance system with wide responsibilities in organization of the Company and the internal control system; (ii) defined the most relevant transactions subject to approval of the Board, that must take special care in evaluating the transaction in which directors may have an interest and in those with related parties; (iii) the Board is entrusted with central responsibilities in the definition of policies for sustainability, approves the Sustainability Report that is presented also to the Shareholders’ Meeting; (iv) identified subsidiaries with a strategic relevance (Snam Rete Gas

(5)	i	According to Article 1 lines 381 to 384 of Law No. 266 of 2005 (2006 Budget Law), applicable to privatized companies still controlled by the State, the same clause would cease to apply if rules regarding the issue of the shares or financial instruments for which the same law provides were included in the By-laws. Eni By-laws do not contain such clause.
(6)	i	These cases were described in the Prime Ministerial Decree of June 10, 2004, but have been cancelled by Prime Ministerial Decree of May 20, 2010.
(7)	i	These are the parties described in Article 6.1 of the By-laws, excluding those described in Article 32.2.
(8)	i	Eni Code of Ethics, approved in its newest version by the Board of Directors at its meeting held on March 14, 2008 is an integral part and unwaivable principle of "Model 231" adopted in accordance with Legislative Decree No. 231/2001 and is published at http//www.eni.com/en_IT/governance/code-of-ethics.shtml.
(9)	i	The Code of Borsa Italiana is available to the public on the www.borsaitaliana.it website at: http://www.borsaitaliana.it /borsaitaliana/ufficio-stampa/comunicati-stampa/2006/codiceautodisciplina.en_pdf.htm.
(10)	i	Eni’s Code of Ethics is published at http//www.eni.com/en_IT/governance/code-of-ethics.shtml.
(11)	i	In particular those relating to the independence of directors, adopting specific terms which identify "additional remunerations" that prejudice their independence and which define "close family members".
(12)	i	The Board of Directors, with resolution approved on October 30, 2008, provided for the consultation of the Internal Control Committee on this nomination as well as on that of the Manager responsible for Internal Audit.

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SpA, Saipem SpA, Polimeri Europa SpA, and Eni International BV); (v) established the maximum number of offices held by directors in other companies; (vi) expressly expounded the principle of the respect of the autonomy of listed subsidiaries (currently in Italy Snam Rete Gas SpA and Saipem SpA) and Eni’s commitment to respect the provision of the Code for shareholders of issuers.
This principle has been later extended also to the so called unbundled companies, following new laws and regulations (in Italy in addition to Snam Rete Gas SpA, also Italgas SpA and Stogit SpA).
The Board of Directors in its meeting of April 23, 2009 also defined Eni’s general Governance principles to be applied to its subsidiaries and affiliates in Italy and abroad.

Governance structure
The Corporate Governance structure of Eni follows the Italian traditional model, which – confirming the role of the Shareholders’ Meeting[13] – assigns Corporate Management to the Board of Directors, supervisory functions to the Board of

Statutory Auditors and auditing of the accounts to the audit firm appointed by the Shareholders’ Meeting.
The chosen model also establishes a clear distinction between the functions of the Chairman and those of the CEO[14], pursuant to Article 25 of the By-laws, both of them retain representative powers for the Company.
The Board of Directors has created three internal committees with consulting and advisory functions: the "Internal Control Committee", "Compensation Committee" and "Oil-Gas Energy Committee". Furthermore, on a proposal made by the CEO, in agreement with the Chairman, it has appointed three General Managers (Chief Operating Officers) to head the three operating Divisions of Eni[15].
The Chief Operating Officers and the Chief Financial Officer, together with the Chief Corporate Operations Officer and the Executives which directly report to the CEO (Senior Executive Vice President of the Company) are permanent members[16] of the Management Committee, which advises and supports the CEO.

(13)	i	For more information on this issue, see the Corporate Governance section of Eni’s internet site.
(14)	i	Due to the clear separation of these roles, no lead independent director has been named.
(15)	i	"Exploration & Production", "Gas & Power" and "Refining & Marketing" Divisions.
(16)	i	The Internal Audit Manager is not a permanent member of the Management Committee.

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The following picture provides an outline of Eni’s governance structure, referred to December 31, 2010:

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Board of Directors

Composition
In accordance with Article 17 of Eni’s By-laws, the members of the Board of Directors vary between a minimum of three and a maximum of nine. Lists may be presented by shareholders[17], either individually or together with others, representing at least 1% of the share capital, or another portion of share capital as defined by Consob in its regulations. Minority shareholders may appoint a number of their own representatives on the Board that corresponds to three tenths of the total, a higher proportion than the one set by the law[18].
The Shareholders’ Meeting of June 10, 2008, set the number of Directors at nine, appointing the Board of Directors[19] and Chairman of the Board for three financial years or in any case until the date of the Shareholders’ Meeting convened to approve the financial statements for the financial year 2010.
Roberto Poli, Paolo Scaroni, Paolo Andrea Colombo, Paolo Marchioni, Mario Resca and Pierluigi Scibetta were elected on the basis of the list submitted by the Ministry of the Economy and Finance, which owned at the time 20.30% of the share capital. Alberto Clô, Marco Reboa and Francesco Taranto were elected on the basis of the list submitted by the institutional investors, which owned a total of 1.10% of the share capital at the time.
The Board of Directors has the widest powers for the ordinary and extraordinary management of the Company in relation to its purpose. In a resolution dated June 11, 2008, the Board appointed Paolo Scaroni as CEO and General Manager, entrusting him with the widest powers for the ordinary and extraordinary administration of the Company, while exclusively reserving the most important strategic, operational and organizational powers, in addition to those that cannot be delegated by law. The Board also granted proxies to the Chairman, Roberto Poli, to identify and promote integrated projects and international agreements of a strategic nature, in accordance with Article 24.1 of the By-laws.
At the same meeting Roberto Ulissi, Corporate Affairs and Governance Senior Executive Vice President of the Company was confirmed as Company Secretary. At the same meeting the Board also approved the regulations that established the procedures for convening and running its meetings. The newly elected Directors and Auditors took part in an induction program to facilitate their participation in the Board’s activities.
At its meeting on March 10, 2011, on the basis of the statements made and the information available to the Company, the Board of Directors verified that the integrity requirements were fulfilled and that there were no reasons for incompatibility and ineligibility affecting any of the Directors, not even in relation to the banking and financial subsidiaries. On the basis of the information supplied, it also verified that the Directors had complied with the limits on multiple offices defined by the Board in a resolution of June 11, 2008. Under the current By-laws, improving on the requirements of the law, at least three Directors (when the Board is made up of more than five members) must fulfill the requirements of independence imposed on auditors of listed companies by Article 148, paragraph 3 of the Consolidated Law on Finance. In addition to these, Article 3 of the Eni Code, states further independence requirements. On the basis of the statements made and the information available to the Company, the Board of Directors verified that the non-executive Directors Clô, Colombo, Marchioni, Reboa, Resca, Scibetta and Taranto fulfilled these requirements. The Board of Statutory Auditors verified the proper application of criteria and procedures by the Board of Directors. At its meeting held on March 10, 2011, the Board carried out the board review, with particular attention to possible improvements evidenced by the previous self-assessment.

Board of Statutory Auditors

In compliance with the provisions of the Consolidated Law on Finance and Eni’s By-laws, the Board of Statutory Auditors is composed of five Statutory Auditors and two alternates, appointed by the Shareholders’ Meeting for a period of three years and re-electable at the end of their term. Similarly to the Board of Directors and consistent with the applicable provisions, the By-laws provide for the auditors to be appointed by proportional representation, except in case they are substituted during office.
On June 10, 2008, the Shareholders’ Meeting[20] has appointed the following Auditors for a period of three financial years and in any case until the date when the Shareholders’ Meeting is convened to approve the 2010 financial statements: Ugo Marinelli, Chairman, Roberto Ferranti, Luigi Mandolesi, Tiziano Onesti and Giorgio Silva, effective Statutory Auditors, Francesco Bilotti and Pietro Alberico Mazzola, alternate Auditors. The Shareholders’ Meeting has also determined the pre-tax annual compensation for the Chairman of the Board of Statutory Auditors and of each Statutory Auditor, in the respective amounts of euro 115,000 and euro 80,000, in addition to reimbursement for any expenses incurred while performing auditing duties.
Roberto Ferranti, Luigi Mandolesi, Tiziano Onesti and Francesco Bilotti were elected from the list submitted by the Ministry of the Economy and Finances as holder of 20.30% of the share capital at the time.
Ugo Marinelli, Giorgio Silva and Pietro Alberico Mazzola were elected from the list submitted by the institutional investors, holders of 1.10% of the share capital at the time.

Remuneration
The Eni Remuneration System is defined consistently with the recommendations of the Borsa Italiana’s Code as transposed in the Eni Code. An important element of Eni’s remuneration policy is the variable incentive systems associated with the achievement

(17)	i	Each shareholder may present or contribute towards presenting, and vote for, a single list. The entities that control it, the companies controlled by them and those that are jointly controlled are not allowed to present, or contribute to presenting, other lists or to vote for them, not even through a third party or trust company.
(18)	i	Legislative Decree No. 27/2010 states that privatized companies as defined by Law No. 474/1994 are subject to the rules of all listed companies, under reserve of at least a fifth of the members of the Board of Directors chosen from minority lists.
(19)	i	For further information on the personal and professional characteristics of Eni’s Directors see the Corporate Governance section in Eni’s website.
(20)	i	Personal and professional information on the Statutory Auditors is provided in the Corporate Governance section of Eni’s website.

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of economic/financial, business development and operating targets established to ensuring the sustainability of results and the creation of value for shareholders over a medium to long term period, in accordance with Eni’s Strategic Plan. The remuneration system is complemented by benefits, which consist of goods and services primarily associated with supplementary social security and health care.
The remuneration of Board Members is determined by the Shareholders’ Meeting. Remuneration of the Board Members invested with particular powers (Chairman and Chief Executive Officer) or for Board Committees attending is determined by the Board of Directors on proposal of the Compensation Committee after consultation with the Board of Statutory Auditors.
The general criteria for the remuneration of managers with strategic responsibilities[21] are approved by the Board of Directors, on proposal of the Compensation Committee, which examined the indications of the CEO.
The remuneration of Directors is made up of a fixed annual portion determined for the entire duration of office and a variable portion determined according to Eni’s position in the reference year in terms of share performance, considering the dividend paid out, compared to that of the seven other largest international oil companies for market capitalization, provided the Company rates among the four best performers. Non-executive Directors receive an additional payment for their participation to Board Committees.
The remuneration structure of the Chairman, with reference to his delegated powers, consists of a fixed part, determined for	the entire duration of his office, and a variable part associated with the achievement of specific company objectives established for the previous financial year. The Chairman also receives remuneration determined by the Shareholders’ Meeting at the time of appointment likewise for the other Directors.
The remuneration structure of the CEO and General Manager, with reference to his delegated powers, consists of a fixed component, determined for the entire duration of his office and an annual variable component associated with the achievement of specific company objectives (economic/financial, operating and strategic) established for the previous financial year and a variable long-term component composed by two separate plans with different company performance conditions, established over a three-year period and measured both in absolute terms and in relative terms compared to the largest international oil companies for market capitalization. This remuneration absorbs the remuneration determined by the Shareholders’ Meeting for Directors.
The remuneration structure of Chief Operating Officers of Eni’s Divisions and other managers with strategic responsibilities consists of a fixed remuneration, determined according to the role and responsibilities assigned, of an annual variable component linked to the achievement of company’s objectives and of a long-term component structured in two separate plans whose conditions are similar to the ones defined for the CEO.
In 2010, the pay-mix of the Chairman, CEO and General Manager, Chief Operating Officers of Eni’s Divisions and other managers with strategic responsibilities was the following:

	Chairman	CEO	Division COO	Other managers with strategic responsibilities
Fixed remuneration	69%	22%	41%	42%
Annual variable remuneration (linked to performance)	31%	28%	30%	29%
Long-term variable remuneration (linked to performance) (a)	-	50%	29%	29%
Total	100%	100%	100%	100%
i	i	i
(a)	i	Evaluation of the long-term incentives (discounted) for target result case.

For further information on remuneration see the relevant paragraph in the Report on Corporate Governance for 2010 available at the Eni website eni.com.

Remuneration earned by members of the Board of Directors, Statutory Auditors, Chief Operating Officers, and other managers with strategic responsibilities
Pursuant to Article 78 of Consob Decision No. 11971 of May 14, 1999, and subsequent modifications, including the latest Decision

DEM/11012984 of February 24, 2011, the table below reports individual remuneration earned in 2010 by each member of the Board of Directors, Statutory Auditors, and Division Chief Operating Officers. The overall amount earned by other managers with strategic responsibilities is reported too. Following the mentioned Consob Decision, the table reports the total amount of emoluments accrued in the 2010 financial statements, with separate evidence of amounts accrued in 2010 and yet to be paid and amount accrued in previous reporting periods which have been paid in 2010.

(21)	i	Managers who have been members of the Eni’s Steering Committee, with the CEO and the General Managers of Eni’s Divisions, and Eni Senior Executive Vice Presidents who report directly to the CEO.

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In details:
- the column "Emoluments for service at Eni SpA" reports fixed emoluments paid to the Chairman and to the CEO, the fixed emoluments of non-executive Directors, as well as fixed emoluments paid to the Chairman of the Board of Statutory Auditors and to the Statutory Auditors in charge. Emolument schemes do not contemplate any attendance allowances, expense reimbursement as well as any profit sharing;
- the column "Committees membership emoluments" reports emoluments paid to Directors who are appointed to the Committees established by the Board of Directors;
- the column "Non-monetary benefits" reports fringe benefits, including insurance policies;
- the column "Bonuses and other incentives" reports the variable part of emoluments due to the Directors, the Chairman of the Board and the CEO. It also includes the variable part of the	salaries paid to the CEO for his office as General Manager, of the salaries paid to the Chief Operating Officers of Eni’s Divisions and other managers with strategic responsibilities. In this table, the deferred monetary incentive and the long-term monetary incentive are reported only in the vesting year in which the granted bonus is paid;
- the column "Salaries and other remuneration" reports base salaries and other elements associated to the base salary paid to the CEO and General Manager, the Chief Operating Officers of Eni’s Divisions and other managers with strategic responsibilities. Also emoluments for offices held in Eni’s subsidiaries, as well as indemnities paid upon termination of the employment contract are reported within such column. Referring to the Statutory Auditors, emoluments paid for positions held on the Board of Statutory Auditors in Eni’s subsidiaries are also reported.

(euro thousand)
Name	Position	Term of office	Expiry date of the position (a)	Emoluments for service at Eni SpA	Committees membership emoluments	Non-monetary benefits	Bonuses and other incentives	Salaries and other remuneration	Emoluments accrued in 2010, total	Emoluments accrued in 2010, yet to be paid, total	Emoluments accrued in previous years paid in 2010, total	Emoluments paid in 2010, total
Board of Directors
Roberto Poli	Chairman	01.01-12.31	04.2011	765				336				1,101			1,101
Paolo Scaroni	CEO and General Manager	01.01-12.31	04.2011	430	(b)		3	2,955	(c)	1,032		4,420			4,420
Alberto Clô	Director	01.01-12.31	04.2011	115		45						160	23	45	182
Paolo Andrea Colombo	Director	01.01-12.31	04.2011	115		36						151		94	245
Paolo Marchioni	Director	01.01-12.31	04.2011	115		20						135	39	49	145
Marco Reboa	Director	01.01-12.31	04.2011	115		45						160	160	160	160
Mario Resca	Director	01.01-12.31	04.2011	115		45						160	23	45	182
Pierluigi Scibetta	Director	01.01-12.31	04.2011	115		36						151		94	245
Francesco Taranto	Director	01.01-12.31	04.2011	115		36						151	18	36	169
Board of Statutory Auditors
Ugo Marinelli	Chairman	01.01-12.31	04.2011	115								115	57	57	115
Roberto Ferranti	Auditor	01.01-12.31	04.2011	80	(d)							80	40	40	80
Luigi Mandolesi	Auditor	01.01-12.31	04.2011	80								80	40	40	80
Tiziano Onesti	Auditor	01.01-12.31	04.2011	80						39	(e)	119	79	79	119
Giorgio Silva	Auditor	01.01-12.31	04.2011	80								80	40	80	120
Division Chief Operating Officers
Claudio Descalzi	Exploration & Production	01.01-12.31					2	886	(f)	1,267	(g)	2,155			2,155
Domenico Dispenza	Gas & Power	01.01-12.31					1	836	(h)	759		1,596			1,596
Angelo Caridi	Refining & Marketing	01.01-04.05						374		176	(i)	550			550
Angelo Fanelli	Refining & Marketing	04.06-12.31					1	116	(j)	376	(k)	493			493
Other managers with strategic responsibilities (l)							13	4,127	(m)	4,182		8,322			8,322
				2,435		263	20	9,630		7,831		20,179	519	819	20,479
i	i	i
(a)	i	The term of position expires with the Shareholders’ Meeting approving the financial statements for the year ended December 31, 2010.
(b)	i	The amount includes the emolument approved by the Shareholders’ Meeting of June 10, 2008, for the position as Director of the Board.
(c)	i	The amount includes the payment of euro 1,125 thousand relating the monetary deferred incentive granted in 2007.
(d)	i	Compensation for the service is paid to the Ministry of Economy and Finance.
(e)	i	Includes emoluments for the service as Chairman of the Board of Statutory Auditors of AGI and Servizi Aerei.
(f)	i	The amount includes the payment of euro 237 thousand relating to the deferred monetary incentive granted in 2007.
(g)	i	The amount includes the emolument of euro 520 thousand for the position as Chairman of Eni UK.
(h)	i	The amount includes the payment of euro 383 thousand relating to the deferred monetary incentive granted in 2007.
(i)	i	Pro-rata emolument related to the actual term of position.
(j)	i	Amount related to deferred monetary incentive granted in 2007.
(k)	i	Pro-rata emolument related to the actual term of position.
(l)	i	Managers who have been members of the Eni’s Management Committee, with the CEO and the General Managers of Eni’s Divisions, and Eni Senior Executive Vice Presidents who report directly to the CEO (nine managers).
(m)	i	The amount includes the payment of euro 1,297 thousand for deferred monetary incentive granted in 2007.

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Total compensation accrued in the year 2010 pertaining to all of board members amounted to euro 9.7 million; it amounted to euro 469,000 in the case of the Statutory Auditors. Such amounts included in addition to each items of emoluments reported in the above-mentioned table, amounts accrued in the year in the face of pension benefits, social security contributions and other elements of the remuneration associated with roles performed which represent a cost for the Company.

Long-Term incentive plan awarded to the CEO, the Chief Operating Officers of Eni’s Divisions and managers with strategic responsibilities

1. Deferred Monetary Incentive
The deferred bonus scheme approved for the 2009-2011 three-year period provides for the award of a basic monetary bonus to be paid after three years from grant according to a variable amount equal to a percentage ranging from 0 to 170% subject to achievement of a preset level of profitability in terms of EBITDA achieved in the reference three-year period as approved by the Board of Directors. The recipient or his/her heirs will preserve right to participate in this scheme in definite measure with reference to the time period which elapses between grant and the possible occurrence of any of the following events: i) termination of the employment contract by mutual consent; ii) death of the recipient; iii) loss of control by Eni SpA on the subsidiary where the recipient is employed; iv) divestment to a non-controlled entity of the subsidiary or the business where the recipient is employed. In case of unilateral termination of the employment contract, right to the incentive expires. The following table sets out the basic bonus awarded in the year 2010 to the CEO and to the Chief Operating Officers of Eni’s Divisions, and the total amount awarded to the Company’s managers with strategic responsibilities.

(euro)
Name		Deferred bonus awarded
Paolo Scaroni	CEO and General Manager of Eni	786,500
Claudio Descalzi	Chief Operating Officer of the E&P Division	274,500
Domenico Dispenza	Chief Operating Officer of the G&P Division	281,000
Angelo Caridi (a)	Chief Operating Officer of the R&M Division
Angelo Fanelli (b)	Chief Operating Officer of the R&M Division	193,500
Other managers with strategic responsibilities (c)		1,223,000
i	i	i
(a)	i	In charge until April 5, 2010.
(b)	i	Position effective April 6, 2010.
(c)	i	No. 9 managers.

2. Long-term monetary incentive
Eni Board of Directors approved a new long-term monetary incentive scheme addressed to critical managerial resources in order to support achievement of better returns than those of the Company’s main competitors over the long-term. Managers involved in this scheme are in charge with positions strictly linked to the Company’ results or otherwise of strategic interest to the Company. The scheme was intended to replace a stock-based compensation plan that was discontinued in 2009.
This plan provides for award of a base incentive to be paid after a vesting period of three years. The amount that will be actually paid in a percentage ranging from 0 to 130% of the base amount, is subject to achievement of a performance parameter represented by a measure of Adjusted Net Profit + Depletion, Depreciation & Amortization (DD&A) recorded in the 2010-2012 three-year period as benchmarked to the performance achieved by a panel of the largest international oil companies for market capitalization.	The recipient or his/her heirs will preserve right to participate in this scheme in definite measure with reference to the time period which elapses between grant and the possible occurrence of any of the following events: i) termination of the employment contract by mutual consent; ii) death of the recipient; iii) loss of control by Eni SpA on the subsidiary where the recipient is employed; iv) divestment to a non-controlled entity of the subsidiary or the business where the recipient is employed. In case of unilateral termination of the employment contract, right to the incentive expires. A similar scheme was approved for the CEO and General Manager. In case of termination of his employment contract before the end of the vesting period, the incentive will still be paid when it vests on the basis of the assessment of the performance achieved in the reference three-year period. The following table sets out the bonuses awarded in 2010 to the CEO, the Chief Operating Officers of Eni’s Divisions, and the total amount awarded to the Company’s managers with strategic responsibilities.

(euro)
Name		Long-term incentive awarded
Paolo Scaroni	CEO and General Manager of Eni	2,500,960
Claudio Descalzi	Chief Operating Officer of the E&P Division	346,500
Domenico Dispenza	Chief Operating Officer of the G&P Division
Angelo Caridi (a)	Chief Operating Officer of the R&M Division
Angelo Fanelli (b)	Chief Operating Officer of the R&M Division	244,000
Other managers with strategic responsibilities (c)		1,596,500
i	i	i
(a)	i	In charge until April 5, 2010.
(b)	i	Position effective April 6, 2010.
(c)	i	No. 9 managers.

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3. Stock options
As of December 31, 2010, a total of 15,737,120 options were outstanding for the purchase of an equal amount of Eni ordinary shares nominal value euro 1.00 at an average strike price of euro 23.005. The Company discontinued any stock-based compensation	scheme in 2009; as such, options outstanding as of end of the year pertained to stock options schemes adopted in previous reporting periods.
The following is the evolution of stock option activity in 2009-2010 years.

2009	2010

Number of shares	Weighted average exercise price (euro)	Market price (a) (euro)	Number of shares	Weighted average exercise price (euro)	Market price (a) (euro)
Options as of January 1		23,557,425		23.540		16.556		19,482,330		23.576		17.811
New options granted
Options exercised in the period		2,000		13.743		16.207		88,500		14.941		16.048
Options cancelled in the period		4,073,095		23.374		14.866		3,656,710		26.242		16.918
Options outstanding as of December 31		19,482,330		23.576		17.811		15,737,120		23.005		16.398
of which exercisable as of December 31		7,298,155		21.843		17.811		8,896,125		23.362		16.398
i	i	i	i	i	ii	i	ii	i	ii	i	ii	i
(a)	Market price relating new rights granted, rights exercised in the period and rights cancelled in the period corresponds to the average market value (arithmetic average of official prices recorded on Mercato Telematico Azionario in the month preceding: (i) the date of grant; (ii) the date of the recording in the securities account of the managers to whom options have been granted; (iii) the date of the unilateral termination of employment for rights cancelled). The market share price of grants outstanding as of beginning and end of the year, is the price recorded on December 31.

Pursuant to Article 78 of Consob Decision No. 11971 of May 14, 1999, and to its subsequent modifications, the following table sets out the stock options awarded to the CEO, the Chief Operating Officers of Eni’s Divisions and to other managers with strategic responsibilities. As any stock-based compensation scheme was	discontinued by the Company in 2009, options pertained to grants made in previous reporting periods ante 2009. The table shows also stock options of Directors who held a position in 2010 for a fraction of the year.

		CEO and General Manager of Eni		COO of E&P Division		COO of G&P Division				COO of R&M Division				COO of R&M Division		Other managers with strategic responsilities (a)

Name		Paolo Scaroni (b)		Claudio Descalzi		Domenico Dispenza				Angelo Caridi (c)				Angelo Fanelli (d)

Options outstanding at the beginning of the period:
- number of options		2,226,570		223,720		315,075	142,000	(e)		150,500	107,300			114,685		1,524,375	36,000	(g)
- average exercise price	(euro)	23.875		24.173		24.357	4.399			22.534	21.588			24.138		23.777	26.521
- average maturity in months		45		46		46	42			53	36			46		46	43
Options granted during the period:
- number of options
- average exercise price	(euro)
- average maturity in months
Options exercised at the end of the period:
- number of options											100,025	(f)					30,600	(g)
- average exercise price	(euro)										21.229						26.521
- average market price at date of exercise	(euro)										26.683						28.614
Options expired during the period:
- number of options		332,340		40,890		63,800				72,000	7,275	(f)		20,590		239,540	5,400	(g)
Options outstanding at the end of the period:
- number of options		1,894,230		182,830		251,275	142,000			78,500				94,095		1,284,835
- average exercise price	(euro)	23.247		23.439		23.571	4.399			22.528				23.413		23.092
- average maturity in months		33		34		35	30			19				35		35
i	i	i	i	i	i	i	i	i	i	i	i	i	i	i	i	i	i	i
(a)	i	No. 9 managers.
(b)	i	Due to the underperformance of the Eni share in the three-year vesting period 2008-2010, 80,500 options expired in 2010 with a strike price of euro 27.451 which were granted to the CEO in 2007 as integration to the monetary incentive for that year.
(c)	i	In charge until April 5, 2010.
(d)	i	In charge from April 6, 2010.
(e)	i	Options on Snam Rete Gas shares: granted by the company to Domenico Dispenza who held the position of Chairman of Snam Rete Gas until December 23, 2005.
(f)	i	Options on Saipem shares: granted by the company to Angelo Caridi who held the position of CEO of Snamprogetti until August 2, 2007.
(g)	i	Options on Saipem shares.

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The recipient or his/her heirs will preserve right to participate to these schemes in definite measure with reference to the time period which elapses between award and the possible occurrence of any of the following events: i) termination of the employment contract by mutual consent; ii) death of the recipient; iii) loss of control by Eni SpA on the subsidiary where the recipient is employed; iv) divestment to a non-controlled entity of the subsidiary or the business where the recipient is employed. In case of unilateral termination of the employment contract, the above mentioned stock option rights expires.

Indemnity upon termination
Upon expiry of the contract as employee of Eni, the CEO in his position of General Manager of the parent company is entitled to receive an indemnity that is accrued along the service period. The indemnity is determined by taking into account social security contribution rates and post-retirement benefit computations applied to the CEO base salary and 50% of the bonuses earned as a Director. In 2010, a provision of euro 252,519.90 has been accrued.
In case the employment contract of the CEO and General Manager is terminated at or before the expiry of his office as CEO, he is entitled to receive a payment of euro 3,200,000 plus an amount corresponding to the average performance bonus earned in the 2008-2010, in lieu of notice thus waiving both parties from any obligation related to notice. The payment is undue should the termination of office meets the requirement of due cause as per Article 2119 of the Italian Civil Code, in case of death and resignation from office other than as the result of a reduction in the powers currently attributed to the CEO.
The effects generated by the termination of the CEO employment relationship on the assignment made according to existing schemes based on financial instruments or on cash payments are respectively described in the paragraphs: 1. Deferred Monetary Incentive; 2. Long-term monetary incentive; 3. Stock options.
Upon termination of the employment contract, the CEO may pledge himself to renounce to engage in any activity which may be in competition with Eni, in Italy, Europe and North America. In respect of that obligation, Eni will pay to him a fee amounting to euro 2,219,000.

Overall remuneration of key management personnel
Remuneration of persons responsible of key positions in planning, direction and control functions of Eni Group companies, including executive and non-executive Directors, Chief Operating Officers and other managers with strategic responsibilities in charge at December 31, 2010, amounted to euro 33 million, as described in the table below:

(euro million)	2009	2010
Fees and salaries	20	20
Post employment benefits	1	1
Other long-term benefits	10	10
Fair value stock grants/options	4	2
	35	33

Internal Control System

Eni is committed to apply and maintain an adequate internal control system as a set of rules, procedures and organizational structures aimed at creating healthy and sound company management that is consistent with established goals, by means of an adequate process for the identification, measurement, management and monitoring of the main risks and by organizing adequate reporting to ensure the circulation of information[22]. An effective internal control system contributes towards guaranteeing the protection of the company’s assets as well as efficiency and efficacy of business transactions, reliability of financial reporting and compliance with laws and regulations.
The structure of the internal control system is a part of the organizational and management model of the Company and involves, in different roles, administrative bodies, watch structures, auditing bodies, management and all employees, in compliance with the principles of the Code of Ethics, Code of Borsa Italiana and the framework of reference, "CoSO Report"[23]

and national and international best practices. Eni is committed to guaranteeing the integrity, transparency, fairness and efficiency of its processes through the adoption of adequate tools, rules and regulations in performing activities and exercising powers, and promotes rules of conduct inspired by the general principles of traceability and segregation of activities. Eni’s managers – also on the basis of the risks managed – establish specific control activities and monitoring processes aimed at ensuring the system’s efficacy and efficiency over time. Consistently, Eni has long been committed to favoring the development and diffusion of awareness towards internal control issues amongst all the Company’s personnel. In this context, Eni – through an appropriate internal regulation and in compliance with the provisions of the Sarbanes-Oxleys Act – manages the receipt (through easily accessible information channels), analysis and processing of messages it receives from its subsidiaries, even in confidential or anonymous form, relative to internal control issues, financial reporting, the Company’s administrative responsibility, fraud or other matters (so-called whistleblowing)[24].

(22)	i	Further information is available at the following address: http://www.eni.com/en_IT/governance/internal-control-system/internal-control-system.shtml.
(23)	i	See CoSO – Committee of Sponsoring Organizations of the Treadeway Commission (1992), Internal Control. Integrated Framework. The adoption by Eni of the CoSO Report is mentioned in several documents, among which the most relevant are: Eni’s organizational, management and control Model pursuant to Legislative Decree No. 231 of 2001 approved by the Board of Directors in the meetings of December 15, 2003, of January 28, 2004 and March 14, 2008; Guidelines on internal control system over corporate reporting – Rules and Methods – II Release approved by the Board of Directors on June 20, 2007, as well as all referenced best practices set forth by the Internal Audit.
(24)	i	Eni fully guarantees the protection of persons that report any issues in good faith, and submits the results of the preliminary investigation to the Company’s management and to the relevant control and supervisory bodies.

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For the purposes of ensuring an effective and sound management of corporate operations, in compliance with pre-set strategies and objectives, Eni supports a risk prevention approach and focuses its choices and management activities on the reduction of the probability of the occurrence of negative events and their potential impact. To this end, Eni adopts strategies of risk management, depending on their nature and type such as mainly financial and industrial risks, compliance/regulatory risks, as well as other strategic and operational risks, such as Country risks in oil&gas activities, and other risks related to exploration for and production of hydrocarbon. The methods by which management identifies, assesses, handles and monitors the specific risks associated with the Company operations, are regulated by internal guidelines, rules, procedures and organizational provisions within the company’s regulatory system, which being risk prevention-based, contributes to their containment. With specific regard to industrial[25] and financial risks, special control measures have been set forth and special regulations have been issued or are being issued within the CFO’s area of competence, which will be periodically updated in order to guarantee an effective and transversal management of these types of risks. In addition, the development of risk assessment programs in specific areas contributes to further developing the sensibility of management with respect to risk management and contributes to the improvement and efficacy of decision-making processes.
Of primary importance is the fight against corruption, which has been approved by Eni’s Board of Directors and subsequently regulated with Anti-Corruption Guidelines and with the first two Ancillary Anti-Corruption Procedures dealing specifically with joint-venture and intermediary agreements. Other Ancillary Anti-Corruption Procedures, on specific subject matters, are currently under review. The Anti-Corruption Guidelines and Ancillary Anti-Corruption Procedures aim at providing a systematic reference framework with anti-corruption regulations and procedures, already implemented by Eni over time, as well as at ensuring full compliance, by Eni and its employees, with the Code of Ethics, with Model 231 and with national and international anti-corruption laws. For this purpose, both the Anti-Corruption Guidelines and the Ancillary Anti-Corruption Procedures are being adopted by all of Eni’s subsidiaries, both in Italy and abroad.
In compliance with international market best practices, an anti-corruption unit was also set up, within the Eni SpA’s Legal Affairs Department, with the objective of providing legal advisory services and support, in anti-corruption matters, to Eni’s business units and unlisted subsidiaries, which also provides training, delivered through e-learning modules and interactive workshops.
The internal control system is subject, over time, to evaluation and updates in order to steadily guarantee its capacity to preside over the main areas of corporate risks, according to the typical issues of each operating segment and organizational structure, ready to take account of any new law or regulations. The main changes introduced in 2010 are part of a natural evolutionary process	aimed at achieving "on-going improvements" of the efficacy and efficiency of the system itself. In particular, among the most relevant initiatives, in line with the evolution of the Company organizational model and consistent with the Company’s mission and values, Eni has undertaken initiatives to streamline and integrate its own regulatory system by simplifying it and easing its use for the purpose of higher overall efficacy. On July 28, 2010, the Board of Directors approved the Guidelines of the new Eni Regulations, implemented by the CEO, outlining its basic principles and architecture. In particular, the new system is articulated in four tiers. The first two, Policy and Management System Guidelines are directed to management and coordination, while the other two, Procedures and Operating Instructions, focus on operations. Furthermore, the new rules use an approach by process, touching the whole organization, identifying a central owner for each process and integrating into the rules the control standards foreseen by the various compliance models (so-called integrated compliance). During 2010, the Board approved some policies guiding the Company’s operations, as well as a few System Management Guidelines, of which the most relevant for internal control are the one on the composition of Watch Structures for Eni companies, the one on Transactions with related parties and Transactions in which Directors and Statutory Auditors have an interest. The new regulatory system, that identifies specific roles and responsibilities to ensure its functionality and the effective operation, will be further developed during the course of 2011. In particular, Eni will continue the process of issuing the Policy and Management System Guidelines on the main processes (operational and business support) and its subsidiaries shall proceed to the consequent implementation of the Management System Guidelines issued and adaptation of the set of rules of their relevance.
In 2010, Eni also launched a project for developing an integrated model for risk management that can provide better and wider information for the management of corporate risk. In particular the project will map and classify the main risks and will design an integrated identification, assessment, monitoring and reporting model for corporate risk.
In 2009, a specific Control Model was adopted in order to prevent the application, to consumer prices, of the charge associated with the income surtax introduced by Legislative Decree No. 112 of 2008 (Consumer Prices Control Model).
Follows a brief description of the main roles, tasks and responsibilities of the components[26] of Eni’s internal control system.

Board of Directors
The Board of Directors retains a central role in internal control system by defining the basic principles to be applied to the organizational, administrative and accounting structure of the Company, of the main subsidiaries and of the Group; in this context, it defines, examined proposals submitted by the Internal Control Committee, the guidelines for the Company’s internal control system

(25)	i	The term "industrial risks" refers specifically to risks that occur from events which may cause damage to the Company’s asset (property) and/or to third parties, within the scope of their activities (causality), including damages suffered by the people involved in the production process.
(26)	i	See picture included above for details on such components.

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aimed at identifying, measuring, managing and monitoring the main risks to which the company and its subsidiaries are exposed[27].
The Board assesses annually, with the support of the Internal Control Committee, the adequacy, efficacy and efficiency of the overall internal control system with respect to Eni’s characteristics. In its meeting of March 10, 2011, the Board examined the Officer in charge of preparing financial report and the Internal Control Committee’s 2010 Report as well as the observations included therein on the status of Eni’s internal control system and, at the conclusion of this review, the Board, also in consideration of the initiatives underway, assessed the overall internal control system adequate, effective and efficiently operating.

Board of Statutory Auditors
In addition to the oversight and control functions pursuant to Article 149 of the Consolidated Law on Finance, the Board of Statutory Auditors oversees the financial reporting process, the suitability of the internal control system and the risk management system, also in its quality of Committee for Internal Control and auditing pursuant to Legislative Decree No. 39/2010 and of Audit Committee under SEC regulations.
The key functions performed by the Board of Statutory Auditors acting as an Audit Committee as provided for by SEC rules are as follows: (i) evaluating the proposals presented by the external auditors for their appointment and making its prompt recommendation to the Shareholders’ Meeting about the proposal for the appointment or the retention of the external auditor; (ii) performing the activities of oversight of the work of the external auditor engaged for the audit or performing other audit, review or attest services; (iii) making recommendations to the Board of Directors on the resolution of disagreements between management and the auditor regarding financial reporting; (iv) approving the procedures for: (a) the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and (b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters; (v) approving the procedures for the pre-approval of admissible non-audit services, analytically identified, and examine the information on the execution of the authorized services; (vi) evaluating any request to have recourse to the external auditor engaged for the audit for admissible non audit services and expresses its opinion to the Board of Directors; (vii) examining the periodical communications from the external auditor relating to: (a) all critical accounting policies and practices to be used; (b) all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management officials of the Company, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the external auditor; and (c) other material written communication between the external auditor and the management; (viii) examining complaints received by the CEO and the CFO concerning any significant deficiency in the design or operation of internal controls which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and any material weakness in internal controls; and (ix) examining complaints received by the CEO and the CFO concerning any fraud that involves management or other employees who have a significant role in the Company’s internal controls.

Internal Control Committee
The Internal Control Committee, established within Eni in 1994, is entrusted with providing consulting and advisory services to the Board of Directors as regards the internal control system. It is exclusively made up of non-executive, independent Directors provided with the professional qualification required by the responsibilities entrusted to them[28], and reports to the Board of Directors both on its activities and on the adequacy of the internal control system, at least once every six months. The periodical reports, to be submitted to the Board of Directors, are prepared by the Committee and must keep into consideration the content of the periodical reports prepared by the Officer in charge of preparing financial reports, the Officer in charge of Internal Control and the Eni Watch Structure and, in general, must be based on the evidence acquired while performing its activities, which are: (i) examining and assessing – in conjunction with the Officer in charge of preparing financial reports and the Audit Firm – the correct utilization of accounting principles and their homogeneity for the drafting of the annual and half-year financial statements before approval by the Board of Directors; (ii) assisting the Board in defining the guidelines for the internal control system; (iii) providing an evaluation – upon request by the CEO – on specific aspects concerning the process used to identify the main risks related to the Company as well as on the planning, implementation and management of the internal control system; (iv) overseeing the activities of Internal Audit and of the Officer in charge of Internal Control[29]; (v) examining and assessing the following: a) the outcomes of internal audit reports as well as any evidence on related monitoring activities on improvement actions on control system, planned after the audits are performed; b) evidence resulting from the periodical reports on the outcomes of the monitoring activities conducted on the internal control system over financial reporting, on its adequacy and actual application, as well as the adequacy of the powers and means assigned to the Officer in charge of preparing financial reports; c) communications and information received from the Board of Statutory Auditors and its members, also in reference to the outcomes of preliminary inquiries conducted by the Internal Audit department following reports received also in anonymous form (whistleblowing); d) evidence emerging from the reports and management letters submitted by the Audit Firm; e) periodical reports issued by Eni Watch Structure, also in its capacity as Guarantor of the Code of Ethics; f) evidence emerging from the periodical reports submitted by the Officer in charge of preparing financial reports and by the Officer in Charge of internal control; g) information on the

(27)	i	In the definition of such guidelines, the Board applies relevant laws and keeps into account the international and national best practices.
(28)	i	Unlike Committee members have adequate expertise in accounting and financial matters.
(29)	i	Within this area of responsibility, the Committee examines: the proposal of the Audit Plan and its potential amendments during the financial year; the annual budget of the Internal Audit Department.

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internal control system as it relates to the company’s structure, also through periodical meetings with management, as well as enquiries and reviews carried out by third parties; (vi) performing other specific activities aimed at formulating analyses and opinions on topics falling under its competence and based on the Board’s request for details; and (vii) perform the tasks assigned by the Management System Guideline on "Transactions involving interests of Directors and Statutory Auditors and transactions with related parties" adopted in November 2010 by the Eni Board of Directors pursuant to Consob regulation of March 12, 2010, on which the Committee expressed its unanimous approval – also in its role of "Committee of Independent Directors" – as provided for by the mentioned regulation. In particular, the Committee provides an opinion on interest of the Company in the completion of transactions with related parties, as well as on the convenience and substantial correctness of the underlying terms. Moreover, for transactions with related parties of greater importance, the Committee is involved in the preparatory stage of these transactions. For further details, see the specific paragraph on this issue.

Chief Executive Officer
The Chief Executive Officer (CEO) is entrusted by the Board of Directors with overseeing the functioning of the internal control system. To this end, he identifies the main Company risks and, in implementing the guidelines on to the internal control system approved by the Board, provides to their design, implementation and management. The CEO is also entrusted with monitoring the overall adequacy, efficiency and efficacy of the internal control system and ensuring that it is adjusted to Company’s operations and applicable laws. With reference to the internal control system applied to financial reporting, these tasks are performed in compliance with the tasks assigned, by law, to the Officer in charge of preparing financial reports.

Officer in charge of Internal Control and Internal Audit
A primary role in monitoring and assessment process of the internal control system is performed by the Officer in charge of Internal Control, a position which, in Eni, is held by the Internal Audit Executive Vice President, given the substantial identity of operational areas and the consequent strong link between the two roles.
The Officer in charge of Internal Control is entrusted with the main task of verifying that the internal control system is always adequate, fully operational and correctly functioning and providing evaluation on its adequacy in attaining an acceptable overall risk profile. The Officer in charge of Internal Control is appointed by the Board of Directors, on proposal of the CEO, in agreement with the Chairman of the Board of Directors, and after opinion of the Internal Control Committee. The Board determines the compensation of the Officer in charge of Internal Control, in compliance with corporate policies and following consultation with the Internal Control Committee. The Officer in charge of Internal Control is not responsible for any specific operational area, has direct access to information which may be useful for carrying out his tasks, is provided with the necessary tools for fulfilling his tasks, and reports, through the Internal Control Committee, to the Board of Directors, the Board of Statutory Auditors and the CEO by

means of periodical reports.
On February 23, 2011, the Officer in charge of Internal Control has released its Annual Report on the internal control system and has also provided an evaluation on its adequacy based on the outcomes of the monitoring activities carried out in the relevant period by the Internal Audit Department, by the Officer in charge of Internal Control of the listed subsidiaries and by the Internal Audit Departments of the subsidiaries that are under the supervision of the Bank of Italy.
The Internal Audit Department is entrusted with the task of providing the following to the CEO and, through the Internal Control Committee, to the Board of Directors and to the Board of Statutory Auditors in its capacity as "Audit Committee" in accordance with US law: audits, analyses, assessments and recommendations pertaining to the design and functioning of, as well as compliance with, the internal control system of the company and of the Group, in order to promote its efficiency, efficacy and observance. The Internal Audit Department performs the activities, within its own area of responsibility, as regards Eni SpA and the subsidiaries in which Eni retains majority voting rights, with the exception of those with listed shares or those under the supervision of the Bank of Italy. Those subsidiaries have their own internal audit departments.
The Internal Audit Executive Vice President, reports to the CEO who is entrusted with overseeing the functioning of the internal control system; the Internal Control Committee oversees the activities carried out by the Internal Audit which reports also to the Board of Statutory Auditors, also in its capacity as "Audit Committee", pursuant to the laws of the Unites States. Objectives, areas of intervention and functioning methods pertaining to the Internal Audit department are defined in the "Internal Audit Charter", approved by the Board of Directors at the end of 2008 in line with the best practices.
The Internal Audit Department is entrusted with the powers and means adequate for performing its tasks in full operational independence – also in terms of expenditure autonomy, availability of an adequate number of professionally competent resources, and access to information, data, archives and assets held by the company and by its subsidiaries.
According to this organizational model, the Internal Audit Department, by ensuring the preservation of the necessary conditions of independence, as well as of the required professional objectivity, skills and diligence in compliance with the set forth international standards for professional practices and the Code of Ethics, performs the following main activities: (i) executes audit activities (operational, financial and compliance audit, with particular attention given to the provisions of Legislative Decree No. 231 of 2001), thus implementing the Annual Audit Plan formulated with a top-down risk based approach and approved by the Board of Directors together with the budget of the resources and, for the relevant aspects as set forth in Legislative Decree No. 231 of 2001, by the Eni Watch Structure; (ii) performs unplanned internal audit activities, upon request by the primary stakeholders of the internal control system and/or by the top management; (iii) monitors the implementation of corrective actions defined on the basis of audit activities; (iv) organizes and oversees the development and management of the information flows set up for receiving the reports, also in anonymous form, of which it keeps an updated archive, and conducts preliminary audits in compliance with applicable corporate procedures; (v) carrying

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out the supervisory activities specified in Model 231 of Eni SpA and, in this context, the Internal Audit department, as from 2009, has gradually begun performing supervisory activities relative to HS matters in conformity to the aforementioned Guidelines, which establishes, in addition to those undertaken by employer’s personnel and the relevant HSE units, making independent assessments of the control and re-examination phases of the HSE Management System; (vi) carries out independent monitoring activities performed for financial reporting, according to a plan communicated by the CFO and, starting in 2009, performs also independent monitoring activities for relevant operations in terms of "Consumer Prices Control Model", based on the Plan formulated by the Chief Operating Officer of each Division; (vii) participates in corporate training regarding internal control issues.
The Internal Audit department ensures systematic and periodical reporting (quarterly summary reports and half-year reports) on the outcomes of its activities which are forwarded to the control and supervisory bodies and to upper management in order to enable them to perform their duties, in terms of control and assessment of the internal control system; in addition, it promptly informs the CEO and the control and supervisory bodies about serious deficiencies identified in the internal control system and about any circumstance that may compromise its own prerequisites of independence.

Officer in charge of preparing Financial Reports
Pursuant to Article 24 of the By-laws, in compliance with the provisions of Article 154-bis of the Finance Consolidation Act, the Officer in charge of preparing Financial Reports (Appointed Officer – AO) is appointed by the Board of Directors, upon proposal submitted by the CEO in agreement with the Chairman and upon favorable opinion issued by the Board of Statutory Auditors. The AO must be selected, in accordance with the provisions of the By-laws, from among subjects with at least three years of experience with the following: (a) administration, control or management activities carried out at companies that are listed in the Italian, in other European Union States and in OECD Countries’ regulated markets, and with a share capital of at least euro 2 million, or (b) auditing activities carried out at the same types of companies listed under letter a), or (c) professional activities with, or university teaching experience in, financial or accounting disciplines, or (d) management experience developed at public or private enterprises operating in the financial, accounting or auditing sectors.
In compliance with law provisions, the AO is responsible, within the internal control system, for the financial reporting and to this end, he/she sets forth the administrative and accounting procedures for drafting the periodical accounting documentation and any other financial reporting, certifying – in accordance with the CEO and by means of a report on the annual financial statements, on the half-year summary financial statements and on the consolidated financial statements – the adequate and actual application of the internal control over the period to which these accounting documents refer. The Board of Directors oversees these activities, pursuant to Article 154-bis, in order to ensure that the AO has the powers and the means necessary to carry out the assigned tasks and that compliance with the aforementioned procedures is maintained. In the meeting of July 30, 2008, the Board of Directors, upon favorable opinion issued by the Board of Statutory Auditors, has appointed to the position of AO Mr. Alessandro Bernini, Eni’s Chief Financial Officer (CFO) and has deemed as being adequate, for the purpose of performing his functions, the conferred powers, to be exercised independently from or jointly with the CEO, as well as the means at his disposal in terms of organizational structures and administrative, accounting and internal control systems. On March 10, 2011, the Board of Directors confirmed the adequacy of the "powers and means" at the disposal of the CFO, in his role of AO, and verified compliance with the procedures established by the AO pursuant to the law.

Eni Watch Structure
Eni’s Board of Directors – in its meetings of December 15, 2003 and January 28, 2004 – approved an organizational, managerial and control model pursuant to Legislative Decree No. 231 of 2001 (hereinafter, "Model 231" of which the Code of Ethics is an integral part), then conforming it with the regulatory framework evolution, and appointed the Eni Watch Structure, which is a collective body and performs its functions with independent powers of initiative and control, ensured by the organizational position and by the independence, integrity and professional requirements. The composition of the Eni Watch Structure, initially consisting of only three members, was amended with the addition of two external members, one of them appointed as Chairman of the Eni Watch Structure and selected from among university professors and professionals of proven experience and expertise in economics and business management. The internal members are represented by the managers responsible for the Legal Affairs, Human Resources and Internal Audit. The Watch Structure composition amendments are subject to the Board of Directors approval, upon the opinion of the Board of Statutory Auditors, on proposal of the CEO in agreement with the Chairman.
The Eni Watch Structure carries out the following main activities: (i) monitors the efficacy of Model 231 of Eni SpA as well as all related implementation and updating activities; (ii) evaluates the effectiveness of Model 231 and ensures the maintenance over time of its sound and efficient functioning by proposing the necessary updates; (iii) monitors the progress of its application to the subsidiaries and promotes the dissemination and knowledge to the same of the methodologies and tools to be used for the Model’s implementation (iv) approves the annual planning of all Eni SpA’s supervisory activities, coordinates their implementation and evaluates the results; (v) manages the reporting activities, working for this purpose with the Watch Structures of subsidiaries’ appropriate personnel and supervisory bodies. The Watch Structure also performs the tasks of the Guarantor for the Code of Ethics.

Main characteristics of the risk management and internal control systems applied to the financial reporting process
The internal control system applied to financial reporting is a process aimed at providing a reasonable certainty on the reliability[30] of the financial reporting itself and on the capacity of

(30)	i	Reliability (of the reporting): a reporting that meets the requirements of correctness and compliance with generally accepted accounting principles and includes the characteristics sets forth by the applicable laws and regulations.

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the process set up for the preparation of the financial statements to produce financial reports compliant with generally accepted international accounting principles.
The Management System Guideline (MSG) on the "internal control system over corporate reporting" approved by the Board of Directors on December 15, 2010, which incorporates the reference guideline of June 20, 2007, define the rules and methods to be adopted in the planning, establishing and maintaining, over time, of the internal control system applied to Eni’s financial reporting, as well as in the assessment process of its efficacy.
This MSG has been defined in compliance with the provisions of the aforementioned Article 154-bis of the Consolidated Law on Finance and with the provisions of the US Sarbanes-Oxley Act of 2002 (SOA), to which Eni must adhere as a company whose stocks are listed on the New York Stock Exchange (NYSE), formulated in accordance with the CoSO Report ("Internal Control – Integrated Framework" published by the Committee of Sponsoring Organizations of the Treadway Commission).
The MSG is applicable to Eni SpA and to its subsidiaries, in compliance with international accounting principles and in consideration of their relevance in terms of the preparation of financial reporting. All subsidiaries, regardless of their relevance within the internal control system applied to Eni’s financial reporting, refer to this MSG in setting up their own control system on financial reporting that better reflects the company’s size and complexity of operation.
The planning, set up and maintenance of the internal control system applied to financial reporting are guaranteed through: risk assessment, controls identification, controls evaluation and reporting.
The risk assessment process, based on a "top-down" approach, aims at identifying the organizational entities, the processes and the specific activities capable of generating risks of unintentional errors or of frauds, which may significantly affect the financial statements.
In particular, the identification of the organizational entities under the internal control system applied to financial reporting, is based on the contribution, by the various entities, to the figures stated in the consolidated financial statements (assets, financial debt, net proceeds, taxable income) and in relation to the existence of processes that present specific risks which – if they materialize – may jeopardize the reliability and accuracy of the financial reporting (such as fraud-related risks)[31]. Within the companies that are relevant to the control system applied to financial reporting, significant processes are subsequently identified upon an analysis of quantitative factors (processes that contribute to determining the financial statement items for amounts over a certain percentage of pre-tax profits) and of qualitative factors (e.g. complexity in the accounting handling of financial operations; news and/or significant changes in the business conditions). Following identification of all relevant processes and activities, the potential risks are identified. The term "risk" refers to potential events that may compromise the achievement of the control system’s objectives applied to financial reporting (e.g.	financial statements). The identified risks are assessed in terms of their potential impact and probability of occurrence, based on qualitative and quantitative parameters and assuming the absence of a control system (inherent assessment). In particular, with reference to fraud risks[32], a risk assessment was performed based on a specific methodology used in the "Anti-fraud programs and controls" to which the aforementioned MSG refer.
In consideration of the relevant companies, of the processes and risks involved, a control system was set up on the basis of two fundamental principles: the application of the control system to all levels of the corporate organizational structure and in accordance with the assigned operating responsibilities, and the controls’ sustainability over time so as to ensure a performance that is integrated and compatible with operational requirements.
The structure of the control system applied to financial reporting provides for controls implemented at the level of entities that operate in a transversal manner with respect to the reference entity (Group/Division/single Company), and provides for controls at the process level.
The controls implemented at the entity level are organized in a checklist which, based on the model adopted in the CoSO Report, focuses on five components (control environment, risk assessment, control activity, information systems and reporting, monitoring activities). Of particular importance are the control activities related to the scheduling of drafting and disseminating economic-financial operating results ("half-year and financial statement circular" and related timelines); the existence of organizational structures and of a regulatory body aimed at reaching the pre-set objectives as regards financial reporting (these controls provide, for example, for auditing and updating activities carried out through specialized corporate functions, as set forth in the Group’s Regulations, with reference to the group’s financial statements and Accounting Plan); training activities on accounting principles and an internal control system applied to financial reporting; and finally activities related to the reporting system for the management of the consolidation process (Mastro).
The controls at the process level are divided as follows: specific controls intended as a set of manual or automated activities aimed at preventing, identifying and correcting errors or irregularities that may occur in carrying out operational activities; pervasive controls intended as structural elements of the control system applied to financial reporting and aimed at defining the general conditions that would promote a correct execution and control of operational activities (e.g. segregation of incompatible tasks and general controls on information systems).
The "specific controls" consist in special procedures that define both the execution of corporate processes and the so-called "key controls", the absence or non-functioning of which would carry the risk of a relevant error or fraud in the financial statements that may not be detected by other forms of controls.
The controls at the entity and process level are subject to evaluation (monitoring) in order to assess, over time, the effectiveness of their design and their actual functioning. For this purpose, the following

(31)	i	Among the entities under the internal control system, are some companies established and operating in compliance with the laws of Countries that are not part of the European Union, to which the regulatory provisions of Article 39 of the Consob Market Regulations apply.
(32)	i	Fraud: within Internal Control System, each act or intentional omission which generates a deceptive statement.

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activities were provided for: ongoing monitoring activities – assigned to the management group responsible for the relevant processes/activities – and separate evaluations, assigned to the Internal Audit Department which operates in compliance with a preset plan, formulated by the CFO/AO, that defines the scope and the objectives of the interventions through agreed upon auditing procedures.
The monitoring activities enable the identification of deficiencies present in the control system applied to financial reporting, which are subject to evaluation in terms of probability and impact on Eni’s financial reporting and, based on their relevance, are qualified as "deficiencies", "significant weak points" or "relevant deficiencies".
The results of these monitoring activities are included in periodical reports on the status of the control system applied to financial reporting, through the use of computerized tools in order to guarantee the tracking of the information collected on the effectiveness of the design and on the actual functioning of the controls. Based on this reporting activity, the CFO/AO prepares a report on the adequacy and actual implementation of the control system applied to financial reporting, which, after approval by the CEO, is submitted to the Board of Directors, following review by the Internal Control Committee and upon approval of the annual and half-year financial statements, in order to enable the execution of the required supervisory functions and of the appropriate evaluations, related to the internal control system applied to financial reporting. This report is also submitted to the Board of Statutory Auditors, in its capacity as Audit Committee in compliance with US regulations.
The CEO/AO is assisted, in his/her activities within Eni, by several other individuals whose tasks and responsibilities are defined in the aforementioned MSG. More specifically, control activities involve all levels of Eni’s organizational structure, from business managers to executives to administrative Directors and the CEO. Within this organizational structure, the so-called "risk owner" assumes a particular relevance, as regards the internal control system, as he/she performs ongoing monitoring activities aimed at evaluating the design and effectiveness of specific and pervasive controls, as well as providing information to be used in the reports on monitoring activities and on any identified deficiencies, in order to promptly implement all necessary corrective actions.

Interests of the Directors and Statutory Auditors and Transactions with Related Parties Procedure
Implementing the Consob regulation on the issue, on November 18, 2010, Eni’s Board of Directors adopted a Management System Guideline (MSG) on transactions involving Directors and Statutory Auditors’ interests and transactions with related parties[33] aimed at ensuring compliance with the principles of transparency and of formal and substantial correctness. With the aim of a better protection and operations efficacy, this MSG applies to all transactions performed by subsidiaries and analogous parties with Eni and its related parties. In accordance with Consob requirements, such transactions have been differentiated according to their relevance in three groups: highly and mildly relevant and exempt. In particular in the case of mildly relevant transactions, independent Directors meeting in the Internal Control Committee (or in the Compensation Committee in case of remuneration transactions) are expected to express a motivated non-binding opinion. In the case of highly relevant transactions, where the decision is made by the Board of Directors, independent Directors are involved in the inquiry and deliberative phases and express a binding opinion on the matter. As concerns information to the public, the MSG follows the requirements expressed by Consob. In addition, in application of the principles expressed in the Eni Code, the MSG provides specific regulation for the transactions in which a Director or a Statutory Auditor have an even only potential interest, directly or on account of third parties in a transaction made by the Company. The Guideline is published in the Corporate Governance section of Eni’s website.

Treatment of corporate information
In accordance with regulations on market abuse, on February 28 2006, the Board of Directors approved Guidelines for (i) communication of inside information to markets, creation of a register of persons entitled to access inside information and (ii) communication of transactions performed by "relevant subjects" on securities of Eni and its listed subsidiaries[34]. In particular, the Guideline on Internal Dealing[35], in accordance with the indications provided for in the Consob regulations on Issuers (i) identifies the relevant subjects; (ii) defines the transactions on which communication is compulsory; (iii) sets forth the methods and terms for communicating to Eni the transactions that are carried out, as well as the terms for disclosing such communications to the public. The procedure provides also, in addition to regulatory obligations, for certain periods of the year during which the subjects identified as "relevant" are not allowed to perform transactions (blocking periods). A similar principle has also been introduced in another internal procedure approved on December 23, 2008, concerning transactions carried out by the Company on Eni’s securities or on securities associated with Eni’s securities.

Shareholders’ rights
In order to encourage the interest and participation of the shareholders, Eni adopted many initiatives to promote their active participation by assisting them in exercising their rights. In particular, Eni has been one of the first listed Companies to include in 2010 in its By-laws the principles of Directive 2007/36/CE on shareholders’ rights.
In addition, the commitment to presenting Eni to the shareholders in the simplest and most intuitive way led to the idea of creating a section of the website[36] dedicated to direct communications including a Guide for the Shareholders and an overview of future initiatives. Specific positions/functions within Eni ensure effective relations with institutional investors, shareholders and the media.

(33)	i	After unanimous approval of the Internal Control Committee, made up only of independent Directors as per the Code of Borsa Italiana and the mentioned regulation.
(34)	i	Guidelines have been updated and are published on Eni’s website.
(35)	i	The Guideline on Internal Dealing has been further updated on September 1, 2010, to include certain organizational changes.
(36)	i	At the following address: http://www.eni.com/en_IT/governance/shareholders/initiatives/initiatives.shtml.

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Eni Annual Report / Commitment to sustainable development

Introduction
Oil companies’ major objective today is to guarantee a sustainable energy supply in the current scenario which is characterized by increasing growth and geographic redistribution of demand, increasing difficulties in access to resources and ramping international competition.
The major aims of the business strategies are the search for new frontiers in exploration and for so-called difficult resources, the commitment to minimize the impact of increased energy production on the environment and to make the carrying out of operations in the different production contexts more and more reliable, with a focus on safety and on the value of people.
At the same time continues the commitment to research in the field of alternative energy sources that can become competitive with fossil fuels and to identify and promote innovative ways of cooperating with the countries of operations through models of business integration and transfer of know-how and through the testing of strategic partnerships with local governments. The will to cooperate to the sustainable development of the Countries where Eni operates remains central in its business strategies.
In light of these elements, it is undeniable that the search for new sources of competitive advantage for Eni must keep account of the importance of the connections between operating results and sustainability. Eni has been aware for a long time that it is necessary to enhance economic and financial results with the evidence of its commitment to increasingly sustainable activities, to give a correct image of the results it has achieved, of its potential for innovation and competition supported by the ability to have a long term outlook in business processes and relations with stakeholders. The results of the integration of sustainability in operation management are also described in the present document, which outlines the path Eni started in 2010 aimed at representing, in the Annual Report, an unique vision of the business through the connection between sustainability performance with economic and financial results.
In addition to the present report and as a complement to the information contained here, two other documents have been issued, available on Eni’s website[1]: "Sustainability Performance 2010", a detailed description of Eni’s results in sustainability, and a policy document that describes the main features of Eni’s commitment to sustainable development, the strategies and actions in connection with the results achieved and the opportunities created for society.	Business Ethics

The fight against corruption
For several years Eni has been actively involved in the fight against corruption by expressly prohibiting, in its Code of Ethics, "practices of corruption, unlawful favors, collusive behaviors, direct or indirect solicitations for personal benefit and/or career gains for oneself or for others". All Eni’s people are required to comply with the Code of Ethics, which must be expressly accepted by all suppliers during their qualification process.
By adhering to the Global Compact, particularly to its 10th Principle, Eni is committed to respect the principles of the United Nation Convention against Corruption, of the OECD Convention on preventing the corruption of foreign public officials involved in international economic transactions and of the Business Principles for Countering Bribery issued by Transparency International. In 2010, Eni continued its activities in this area, sharing information and comments at the United Nations, and organized seminars in the Italian network.
The Anti-Corruption Legal Support and Internal Control System Unit, established in January 2010, within Eni’s Legal Affairs Department continued with the preparation and dissemination of Anti-Corruption Ancillary Procedures. These new policies deal specifically with non-profit initiatives, sponsorship agreements and entertainment expenses, authorization and control of real estate sales and authorization and control of sale, acquisition and lease of assets and going concerns. Specific provisions related to human resources recruiting have also been included.
In 2010, Eni also published new standards for administrative liability clauses that refer to Legislative Decree No. 231/2001 and to the Foreign Corruption Practices Act (FCPA) issued in the US, the OECD Convention on the fight against corruption of Foreign Civil Servants in International Operations and the United Nations Convention against Corruption. Other new guidelines are being drafted for specific risk areas.
Anti-Corruption Guidelines and the Anti-Corruption Ancillary Procedures are adopted by all of Eni’s subsidiaries, both in Italy and abroad and all of Eni’s people are committed to their respect. Moreover Eni requires compliance with anticorruption rules to all its business partners, particularly those who are operating under a higher risk.
Information, training and engagement are essential for contrasting corruption and to this end in 2010 Eni continued its compulsory training program for employees at risk. This training, consisting of an information session, delivered

(1)	i	At the following link: http://www.eni.com/en_IT/sustainability/reporting-system/sust-sustainability-report.shtml?navint=sostenibilita.

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through a Web Training Seminar with an overview of the anti-corruption topic, reached almost 2,500 key officers. About 1,000 persons took part in a series of interactive workshops for a more in-depth analysis on specific sub-topics.

Transparency in payments
Eni takes part to the Extractive Industries Transparency

Initiative (EITI) since 2005, promoting the publication of the cash flows generated by its business activities in the Countries participating in the initiative and facilitating, in cooperation with the Italian Ministry for Foreign Affairs, the process to promote the initiative in the Countries that have not yet endorsed it. In 2010, Eni continued its dialogue with the major organizations active in this field, first of all Transparency International.

Payments made to governments who joined EITI
Country	Year (*)	Amounts in local currency (thousand)	Currency	Amounts in US$ (thousand)
Kazakhstan (KPO)	2009	13,964,745	KZT	96,496
		407,162	USD
Kazakhstan (KCO)	2009	1,611,151	KZT	11,133
Norway	2009	7,583	NOK	1,336
East Timor	2009	185,853	USD
Nigeria	2008	514,659	USD
Congo	2009	129,014	USD
Mozambique	2008	84,575	MTN (MZN)	271,945
i	i	i
(*)	i	Last fiscal year covered for which the EITI disclosure was carried out.

Royalties paid by Eni in Italy 2010
Geographic area	Production year	Amounts in euro (thousand)
Italy (*)	2009	90,219
- of which Basilicata	2009	41,410
i	i	i
(*)	i	Including Eni Mediterranea Idrocarburi (EniMed).

Activities of the Team for the Promotion of the Code
of Ethics and innovations to Model 231
In 2010, the Team for the Promotion of the Code of Ethics continued its activity in implementing the Plan for the Promotion of the Code of Ethics approved by Eni Watch Structure in its capacity as Guarantor of the Code of Ethics.
The purpose of this Plan is to disseminate and communicate the Code of Ethics to all parties interacting with Eni, to implement training activities and engage key stakeholders. Eni continued the process for capillary distribution of the Code of Ethics that has been translated into 20 languages, reaching all of Eni’s people.
In 2010, a web seminar on the Code of Ethics was attended by more than 3,000 participants from senior managers to key officers of Eni and its subsidiaries. In addition, a virtual forum has been started, accessible to all key officers. The web seminar on the Code of Ethics was recorded in a CD-ROM which is currently available for the training of graduate students and young recruits.
In 2010 Web Based Training on Model 231 (WBT 231) continued and involved approximately 1,700 employees. WBT 231, approved by the Watch Structure, contains a specific module on the Code of Ethics, which is a general mandatory principle of Model 231, and seminars on this issue have been provided	specifically to senior managers, managers and supervisors. During 2010, the program for the inclusion of legislative innovations pursuant to Legislative Decree No. 231 of 2001 led to the update of Model 231 by adding new types of presumed crimes introduced by Italian legislator in 2009 (organized crimes, crimes against industry and trade, infringements of copyrights, instigation not to make statements or to make false statements to judicial authorities).

Protection of shareholders
During 2010 Eni has been one of the first listed Companies to include in its By-laws the principles of Directive 2007/36/CE on the exercise of certain rights of shareholders in listed Companies (Shareholders’ Rights Directive). By updating its By-laws and introducing procedures that the law considers optional, Eni intends to provide shareholders with new tools for participating to meetings and exercising voting rights. The new tools are:
- electronic reception conferment of proxies;
- confirmation notification of proxies by means of a dedicated section of Eni’s website;
- option to participate and vote by mail or e-mail;
- nomination by the Company of a shareholders representative at no cost for shareholders.

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Eni Annual Report / Commitment to sustainable development

Other optional changes concerned: (i) the option to convene the meeting for approving financial statements no later than 180 days after the closing of accounts, provided the publication of the annual report takes place no later than 120 days from the closing of the financial annual accounts; (ii) the option to hold ordinary and extraordinary meetings not only after more than once notice, but in case the Board considers it necessary, also after one only notice.
In order to guarantee greater clarity for shareholders, the By-laws detail the decline in the number of shareholders allowed to convene a meeting (representing from one tenth to one twentieth of share capital) in addition to the limitations and requirements attached to this; the mechanism of the record date; the extension of the term for requesting the addition of items in the agenda (from 5 to 10 days before the publication of the notice convening the meeting); the term of submission of lists for voting Boards and top executives (no later than 25 days before the meeting). In order to guarantee maximum transparency and timeliness in informing shareholders and the market, also in 2010 a section of Eni’s website is dedicated to direct communications, a Guide for the Shareholders has been updated and dedicated initiatives have been planned. For further information on this issue, please refer to the "Report on Corporate Governance and Shareholding Structure" published in the Corporate Governance section of Eni’s website.

Whistleblowing Management
In application of the provisions of the Sarbanes-Oxley Act, Eni manages all reports of violation directly or indirectly received, also confidentially or anonymously, from the Company and its subsidiaries. It therefore ensure the reception, analysis and treatment of reports concerning internal control, Company information, administrative responsibility, frauds or other matters of violation of the Code of Ethics (so-called "Other matters") sent in by employees, members of boards and top executives or third parties. The outcomes of investigations carried out by the Internal Audit function on the signaled cases are reported to the top management and to relevant surveillance bodies. It ensured the full guarantee of protection of persons making notifications in good faith. The number of reports received through said channels confirms the widespread application of this procedure. In 2010 Eni received a total of 250 reports, aggregated in 177 files, 85 relating to issues of internal control (48%) and 92 concerning other matters (52%). In the same period, a total of 174 files have been closed, of which 99 concerned internal control (57%) and 75 concerned other matters (43%). Controls performed on these 174 files closed had the following outcomes:
- in 15% of cases (27 files) the content of the reports was confirmed at least in part and action has been taken;
- in 85% of cases (147 files) violations reported could not

be confirmed, but 39 files (approximately 22% of cases) contained hints that led to improving internal control and management systems.
In addition, in 2010, activities started for the updating of guidelines on reports of violation to adjust them to new international rules, to make preliminary investigations and related improvements’ implementation more efficient, to optimize information flows to surveillance bodies.

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Human Rights
During 2010, Eni continued the implementation of the Human Rights Compliance Assessment (HRCA), with the support of the Danish Institute for Human Rights. Two assessments were planned for 2010, but only one has been carried out in Angola. The other had to be postponed due to serious natural disasters affecting the Country concerned, Pakistan. The areas attracting greater attention were the same ones identified by previous assessments: security, procurement, diversity management and involvement of local communities.
In addition to the improvement plans started in the Countries where the assessments have been made, a communication and feedback plan on HRCAs was addressed to corporate functions. Several meetings led to the identification and implementation of specific improvement actions. In particular:
- Security: training courses for security personnel in Nigeria and Egypt involving employees and third parties. In Nigeria two modules were provided, one addressed to operational personnel, the other to managers of the local police (Mopol) and the army (JTF). The integration of human rights issues in new contracts with security Companies has continued.
- Procurement: in 2010 Eni continued to integrate new clauses on the respect of human rights into all contracts along with the implementation of training activities. Commitment increased the verification and control of suppliers’ compliance with SA8000 in the highest risk areas. The check list of suppliers’ qualification is being updated to include human rights.
- Diversity management: a project has been started that includes the creation of a monitoring tool for ensuring reporting on diversity issues and identifying criteria for enhancing diversity and protecting vulnerable groups in the projects for development cooperation in the Countries of operations.
- Involvement of local communities: a pilot project has been started aimed at including human rights in the various phases of impact assessments, starting from the definition of the Social Baseline (SBA). The study will allow identifying the impacts of activities on the area and will support the implementation of management strategies for local development. Other pilot projects are being developed	for identifying the most efficient ways to process potential grievances from local communities.

People

Safety
The injury frequency rate in 2010 shows a clear improvement in comparison with 2009 and even more with 2008 both for employees and contractors, marking the fifth consecutive year of improvement. In particular employee frequency rate[2] declined by 9% and contractor frequency rate declined by 25.4%.
In 2010, 2 fatalities were registered among Saipem employees and 8 fatalities were registered among Eni contractors (3 in the Exploration & Production sector, 4 in Saipem and 1 in the Refining & Marketing sector). On November 5, 2010 an airplane crash in Pakistan killed 15 Eni employees, 6 contractors and the crew members. The accident is under inquiry in cooperation with the Pakistani authorities.
Based on an analysis of the main accidents occurred in the past decade, including accidents in the Gulf of Mexico in 2010, Eni started a re-engineering of crisis and emergency plans for Eni and its business units. In particular, the new emergency plans provide for an improved coordination of functions of the communications, legal, security and personnel departments that are assisted by a georeferencing system for operating assets and fleets.
In 2010 a workshop has been held for security specialist operators working at the sites and a specific initiative on land transport security started based on three task forces (road, rail and pipeline transport) addressed to all Eni experts on this issue and focused on best practices of transport management.
The Communicating Safety campaign launched in December 2009 continued and involved approximately 100 production sites and offices in Italy for a total of about 35,000 employees reached also through Eni’s intranet site.
The Leadership in Safety project for increasing awareness in the Engineering & Construction sector with over 400 workshops since its launch in 2008, was extended to refining activities with 10 workshops organized in 2010.

Fatality Index		2008	2009	2010
Employees		2.43	0.85	6.40
Contractors		2.81	1.65	3.48
Total workforce		2.68	1.33	4.64

Injury Frequency Rate		2008	2009	2010
Employees		1.45	1.00	0.91
Contractors		1.40	1.18	0.88
Total workforce		1.42	1.11	0.89

Safety expenditure	(euro million)	2008	2009	2010
Current expenditure		200.14	250.76	194.22
Investments		225.45	264.01	89.28
Total safety expenditure		425.59	514.77	283.50

(2)	i	The description of the methodology used for calculating these indicators is in the methodological note.

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Health
In 2010, Eni continued the certification process of all its activities in Italy and abroad under the OHSAS 18001 international standard. In particular:
- in the Exploration & Production sector, the subsidiaries in Ghana and in USA have been certified, as well as EniMed and Ionica Gas, with a total of 22 subsidiaries out of 39 certifiable ones;
- in the Refining & Marketing sector, the Livorno and Taranto refineries certification process started and is expected to be completed by 2012;
- in the Gas & Power sector, the Ravenna power station has been certified and by 2012 all the power stations as well as the subsidiary Stogit will be completely certified, while Snam Rete Gas has been already certified in 2010;
- the Petrochemical sector completed in 2010 the certification of all its plants.
Eni management system provides the establishment of evaluation studies of the health profile of the Country and analysis of any possible risk to workers’ health through:
- health risk assessments (in 2010 carried out in 5 Countries: Algeria, Nigeria, Mali, Ghana and India);
- health surveys (in 2010 carried out in Poland, India and Togo to assess health assistance conditions);
- compliance testing for occupational medicine and health care (in 2010 carried out in Norway, Congo, Italy, Brazil, Tunisia).
These methodologies represent the basis for developing local programs of occupational health, health assistance, impact assessment on working environment and emergencies management, also by means of service agreements with other companies active in the same Countries. In 2010, based on experience acquired in the first studies performed in Algeria, Congo and Mali, the reference standard for Health Impact Assessments (HIA) has been defined and it will be applied to all the new projects for assessing any health risk on employees and local communities affected by these projects.
In 2010 Eni recorded 60 substances in line with the REACH Regulations.
Health promotion programs focus on the prevention of primary risk factors, in order to prevent the onset of any disease. Primary prevention is pursued by promoting healthy life styles: adequate physical activity, proper food intake, no smoking, moderate consumption of alcoholic beverages, weight control.
The various projects launched (started also in relation with specific operating Countries conditions) include the "Eni in forma" project, to which the new testing program "myto" (virtual personal trainer) that aims to promote the psychological well-being of Eni’s people, has been added. Eni continued its "Programma Benessere" that now allows over 600 employees to exercise in selected sports centers.
Secondary prevention aims at diagnosing, at an early stage, diseases, which are treatable only if early diagnosed. Eni carries out its secondary prevention program in cooperation with the Lega Italiana per la Lotta ai Tumori (LILT), through the Diagnosi Precoce Program, in which about 3,400 employees participated in 2010. Moreover, Eni signed new convention agreements with San Raffaele del Monte Tabor Foundation and H. Resnati SpA.
Tertiary prevention aims at preventing people who have already been affected by a disease, and have already recovered or are	in the treatment stage, to contract a new disease, particularly psychological pathologies. In this field, Eni started, in cooperation with the Italian Ministry for Health and AIMAC (Associazione Italiana Malati di Cancro) a pilot project for promoting correct information on neoplastic diseases and their consequences and actions in support to patients and their families.

Work in Italy and abroad
At December 31, 2010, Eni’s employees totaled 79,941, with an increase of 2,223 employees from December 31, 2009, up a 2.9%. The number reflect a decrease of 1,111 employees hired in Italy (33,974 up to date, 42.5% of total employees) and a 3,334 increase in employees hired abroad (45,967 up to date, 57.5% of total employees).
During 2010, in Italy 2,439 persons left their job at Eni, of these 1,842 had a permanent job and 597 a fixed-term job. This decrease has been registered in all business sectors, the latter mainly due to efficiency actions in progress.
The process of improvement in the quality mix of employees continued in 2010 through the integration of new resources from the market. In particular in Italy 1,516 persons have been hired, of which 703 with fixed-term contracts. The persons hired with permanent and with apprenticeship contracts (a total of 813), concerned graduates (412 persons) and persons with a high school diploma (355), mainly hired in operational positions. Consolidation changes, in 2010, are due mainly to the transfer of Padana Energia, the Eni Zubair consolidation in the Exploration & Production sector and Eni Fuel Centrosud consolidation in the Refining & Marketing sector.
Outside Italy most of new hiring concerned mostly the Engineering & Construction sector due to the acquisition of new projects in other fields, and the consolidation of Altergaz in the Gas & Power sector and of Eni Austria Tankstellenbetrieb in the Refining & Marketing sector.
Outside Italy a total of 3,123 Italian expatriates are working in consolidated subsidiaries, and other 500 persons are working in non-consolidated affiliates.
The average age of employees in Italy is 44 years old (increasing from past years), while outside Italy is 39 (stable).
As concerns gender distribution, in 2010 the percentage of senior and middle managers women increased by 7%.

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Employees at period end (*)	(units)	2008	2009	2010	Change 2010-2009	% Ch.
Exploration & Production		10,236	10,271	10,276	5	0.0
Gas & Power		11,692	11,404	11,245	(159)	(1.4)
Refining & Marketing		8,327	8,166	8,022	(144)	(1.8)
Petrochemicals		6,274	6,068	5,972	(96)	(1.6)
Engineering & Construction		35,629	35,969	38,826	2,857	7.9
Other activities		1,070	968	939	(29)	(3.0)
Corporate and financial companies		4,866	4,872	4,661	(211)	(4.3)
		78,094	77,718	79,941	2,223	2.9
i	i	i
(*)	i	In 2010, the method of employees calculation has changed. The number of employees is split between Italy and abroad basing on the effective utilization Country. This method has also been applied to years 2009 and 2008 to allow a proper comparison of data.

Employees by gender and professional category 2010
	Men			Women
(number)	Italy	Abroad	Total Men	Italy	Abroad	Total Women
Senior managers	978	441	1,419	135	20	155
Managers/supervisors	6,523	4,348	10,871	1,832	647	2,479
Employees	12,510	15,808	28,318	4,803	4,764	9,567
Workers	7,164	19,415	26,579	29	524	553
Total	27.175	40,012	67,187	6,799	5,955	12,754

Organizational change
In 2010, the project, "New Eni regulatory system", started its operational phase; the project is aimed at defining a system of regulations focused on processes, more flexible and efficient and in line with Eni’s new organizational model. In particular, following a proposal of our CEO, the Guidelines of the project	were presented and approved by the Board of Directors of Eni SpA. Moreover, Eni formally established the role of Process Owner for Corporate Governance/Compliance issues and the nominations concerning the Management System Guidelines have been done (see table below).

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The organization upgrading – implemented in order to align Eni to a new corporate model more and more integrated in the energy business – concerned:
- the CFO structure, where a new integrated model has been applied to all functions related to the management of trade receivables along with emanation of new Guidelines and the creation of a Corporate Credit Committee. Centralization of functions in EniAdfin continued;
- the Chief Corporate Operations Officer structures, in particular all environment issues have been integrated in the Health, Safety, Environment & Quality department, and a specific corporate structure has been created to preside on quality issues;
- the Legal Affairs Department where business legal functions have been rationalized and a focus on compliance has been strengthened;
- the business units, where initiatives aimed at focusing the organizational structures on highest value added activities have been carried out, enhancing competences and maximizing process effectiveness and efficiency.

Industrial relations
Industrial relations activities in 2010 continued to support and facilitate the realization of efficiency and reorganization processes that involved Eni and its subsidiaries. In July specific trade-union agreements were signed to start a program of assisted termination of employment for a maximum of 1,510 employees, reaching the retirement requirements in no more than seven years by the time of the contract rescission. The program, which will end in 2011, is addressed to employees of Eni and its subsidiaries, except listed and unbundled companies.
Eni continued its dialogue with national and local trade-union organizations to support and promote processes of reorganization and efficiency, which led, also through specific trade-union agreements, to a rationalization of garrisons on territory.
In associative ambit, among major national collective labor agreements applied in Eni, needs to be noted the renewal of the contract in the energy and oil industries, while negotiations are still underway for the renewal of the contract for workers in the water and gas industries.
At the international level, in June in Tunisi, the 14th annual meeting of the European Works Council and the meeting with the International Federation of Chemical, Energy, Mine and General workers Union (ICEM) took place on the issue of international industrial relations and Social Corporate Responsibility. At that meeting the agreement on the European Works Council was renewed with a stronger focus on the principles of communication and consultation and with the extension of the agreement terms and of the representatives mandate. A workshop for delegates, focused on Eni’s organizational structure and significant legislative actions in labor law was carried out. Eni continued the research project on international industrial relations’ mapping, in cooperation with the Diversity observatory of the SDA Bocconi.

Development of people
Eni continued the integration and review of its various management and development tools, implementing the "Eni excellence model", used to support the processes of assessment and feedback. In particular, Eni confirms its commitment to the annual performance assessment, with an overall coverage in Italy and abroad of 98% for the population of senior managers and 46% of managers and young graduates. The feedback process, planned in 2009 and implemented in 2010, registered a high percentage of involvement of people (87% of interviews with senior managers and 80% with managers and young graduates). The process was supported by training activities aimed at awareness and dissemination of tools on the management of feedback between managers and their collaborators; about 1,372 senior and junior managers of all business areas were reached by these training activities through direct meetings or distance tools.
In 2010, Eni continued the managers’ skills mapping by means of its Management Review that keeping into account the levels of performance achieved for each role occuped and the development potential, brings out a segmentation of the resources. For specific segments of management a more in-depth evaluation of competencies and skills has been furthered. The results of these processes allowed the updating the "succession plans", in order to replace the managerial positions of high attention.
Moreover, Eni is widening the mapping and segmentation process to other employees: a uniform approach to all Eni realities aims at guaranteeing greater selectivity and meritocracy in the development paths that lead to the creation of "basins" of future managers and professionals.

Compensation policies
Eni enhances and motivates its people through recognizing their responsibilities, their achieved results and the quality of their professional contribution. More selective compensation policies criteria have been introduced in both their fixed and flexible components. For the managers in crucial positions a new long-term monetary incentives’ plan has been launched, based on performances compared to the ones of an international peer group (for further information please refer to the notes to the consolidated financial statements). The policies to encourage the international mobility have been extended to all Eni sites abroad, in order to better support all international activities.
Studies launched in 2009 on some specific professional and geographical areas have been completed in 2010, aimed to analyze particular competitiveness conditions and to define policies shaped to satisfy the development needs of certain the activities abroad. Also for all other employees, studies have been conducted in order to introduce new tools of incentive addressed

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to the most critical skills define a compensation scale based on performance and on professional and managerial skills so to further enhance their contribution to business performance.
As for the benefits system, Eni completed the first step of studies on retirement plans and schemes used in other Countries where Eni operates, in order to assess opportunities for improving the current system of governance, and a simulation model of retirement benefits has been developed. The integration of benefit tools continued worldwide (e.g. awarding of vehicles to managers working abroad).

International dimension
Geographical mobility and international recruitment are areas where Eni started relevant initiatives. In order to facilitate international mobility in the awareness of cultural diversity, after the pilot program of November 2009, Eni provided a training program aimed at enhancing international and multicultural skills of Eni’s people who live for the first time work experiences abroad. Alike programs have also been addressed to HR managers of the companies located abroad. In 2010, web seminars have been run on the issue of international mobility with HR units of over 30 subsidiaries partaking the initiatives, which will continue in 2011. In 2010, benchmarking and updating of tools in support of international mobility continued, also by developing integrated information systems for the various steps of recruiting and assigning personnel abroad.
A wide range of initiatives been were addressed to local personnel aiming at increasing their presence among senior and middle management. To this end, 230 plans for the development of local resources have been drawn in the E&P sector. With reference to the assessments of the potential abroad, a wide detection program has been set up in Egypt, Angola and Nigeria.
In 2010, job posting was launched for international positions in the E&P sector, the tools supporting internal mobility in the i-recruiting system have been enhanced, and the i-offering project, which allows full integration of recruiting and management of international mobility, has been realized.

Training, knowledge management and networking for knowledge
Training keeps on representing a key factor for organizational learning in three main areas:
- development of managerial skills of leadership and resources management;	- planning of actions supporting business processes;
- spread of corporate culture oriented to some Eni strategic values, such as workers’ health and safety and high impact issues such as compliance with regulations.

Training		2008	2009	2010
Expenditure	(euro million)	59.8	49.23	46.72
Hours	(units)	2,960,416	3,097,487	3,114,142

In addition to the review of institutional training, special attention has been paid to the motivation of resources and to the creation of a climate of greater integration as a support of the continuous improvement of individual and team performance. A series of initiatives were implemented to specific business areas involving over 350 persons responsible of HR management, in Italy and abroad.
Distance training tools have been extensively used. In particular,	in 2010, the e-learning course on Model 231 was delivered to key officers (about 2,000 persons in Italy and abroad). As for compliance, another e-learning course was provided on Eni’s anticorruption policy.
Special attention has to be paid to the creation of an "Eni faculty", which in 2010 saw the design and setup stages and the identification, training and certification of internal teachers. Aim of this initiative is to enhance the value of internal know-how, favor sharing and

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dissemination knowledge also among different generations.
Eni’s knowledge management system is made up of 53 active practice communities; members of these communities increased from 1,827 to 2,624, with an overall increase of 44%.
Eni’s cooperation with universities has been strengthened and reached the peak of nearly 100 agreements for specific initiatives: stages, degree and master courses of interest that involved about 200 students in various partner universities. Initiatives undertaken during the year resulted in the recruitment in Eni’s Divisions and Companies of 85 participants specialized in various fields. In 2010, Eni inaugurated the 54th academic year of the Scuola Mattei operating from 1957 in research and post-graduate training in the fields of energy and environment.

Internal communication and welfare
In 2010, a new myeni, the corporate intranet portal – the main instrument of internal communication – has been relaunched,

with 24,314 registered employees. Its integration with the new institutional website eni.com allows people to access Corporate information and resources more and more immediately. To reach all the colleagues working abroad, in 2010 was also created myeni international, a new lightweight and fast channel with content in English. Myeni international provides access to the world of Eni news, office resources and intranets.
Other internal communications tools, already started in 2009 and also used in 2010, are digital signage, myeni news and the internal communication network. In 2010, the fourth series of cascade programs took place; it was addressed to everybody for communicating Eni strategies articulated by business unit.
A new initiative for 2010 is the welcome kit for newly hired employees, that contains all necessary information and advice for better facing the first days of work in addition to an on-line guide to the main services provided by the Company.

Cascade program 2010	2010	% Ch. vs. 2009
People involved	31,387	+9%
Countries involved	39
Number of meetings held	599	+24%
Satisfaction of participants (positive feedback on the initiative)	84%

Within the welfare project, the main areas also developed in 2010 were "Family", "Health" and "Time & money saving".
At Eni’s site of San Donato Milanese an Eni kindergarten, a pedagogic center of excellence, has been opened with the presence of 114 children aged from 3 months to 6 years, but it is bound to host, from 2011, about 170 children. In order to provide more opportunities to families, in 2010 Eni summer camps have been reconfirmed with the participation of about 2,000 employees’ children; in addition, both the proposal of the thematic camp, bringing to 200 the available participations, and the one of the city summer camps, with about 400 members, have been developed. It has had particular relevance this year the provision of free tickets for cultural events sponsored by Eni (about 4,000 for concerts, exhibitions and shows).	Labor laws and litigation
In 2010, Eni was strongly involved in the management of pending litigation and in the prevention of situations that might lead to potential risks for the Company and its workers in the area of regulation of the employment relationship.
As concerns prevention, Eni’s units on labor laws and litigation in Italy and abroad promoted various training initiatives addressed to the HR function of Divisions and Companies, also to support Eni’s increasingly international vocation. An accurate action to prevent criticalities in Italy and abroad has allowed to keep the level of litigation in the area of labor law lower than those registered by comparable large companies. In 2010, Eni also promoted a reporting system intended to better plan corrective actions aimed at containing costs.

Employee litigation 2010
Total employee litigation	(units)	1,051
Expenditure for employee litigations	(euro)	1,010,232
Ratio prevention/litigation (a)		801/1,051
Saving employee litigation (b)	(euro)	8,638,996
i	i	i
(a)	i	Ratio between the number of initiatives aimed at preventing possible criticalities concerning employment and pending litigations.
(b)	i	Gross amount that the employer progressively saved compared to value originally identified for all pending litigations in the year.

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Eni Annual Report / Commitment to sustainable development

The Value of Relations

Relations with institutions
Eni is committed in promoting sound and fruitful relations with producing Countries and with the institutions of the Countries where it operates, in close coordination with the Italian Ministry of Foreign Affairs, with the diplomatic network and with Italian institutions for internationalization. In order to promote the interaction between Italian diplomacy actions and Eni in the various Countries, in 2010 a special training course has been organized jointly with Istituto Diplomatico, for Commercial Attaché of the Embassy, aimed at presenting Eni’s internationalization model and the company approach in relations with hosting Countries. In 2010, Eni took part in the activities of various international institutions in tight cooperation with the Ministry of Foreign Affairs, sharing the preparation of a vision on relevant issues and providing qualified organizational support for multilateral events. As a member of the Advisory Committee of the International Energy Forum (IEF), Eni cooperated in organizing the XII IEF Ministerial Meeting that took place in Cancun in 2010. This confirms Eni’s commitment to the consolidation of dialogue between producing and consuming Countries, aimed at creating greater stability and transparency on energy markets. On the same issue Eni interfered in the G20 Business Summit held in Seoul, participating actively in working groups.

Relations with stakeholders on the issues of sustainable development
Eni continued in its proactive strategy to set up stable long-term relationships and promote initiatives, partnerships and networks for sustainable development. In 2010, Eni’s activities were directed to strengthening and extending relations with the United Nations System NGOs, partnerships and foundations for sustainable development.
In particular, Eni consolidated its participation in the Global Compact by supporting the Global Compact Leaders Summit held in June 2010, by adhering to the Global Compact LEAD program and by active participation in Caring for Climate and in working groups on Anti-Corruption policies and on Human Rights (United Nations). Always in the context of cooperation with the United Nations System, Eni started a wide consultation activity for partnering with the World Food Programme (WFP). Eni also made significant progress in consolidating partnerships aimed at achieving the Millennium Development Goals in Countries of operation through its June 2010 agreement with The Earth Institute of Columbia University. The agreement aims to promote access to energy and sustainability also by means of training activities and knowledge transfer and starts up a project with the Vale Columbia Center for the definition of the theoretical contents and applications based on Eni’s Cooperation and Development Model.
Eni continues its participation in the working groups promoted by international entities such as IPIECA, WBCSD (World Business Council for Sustainable Development), EITI (Extractive Industries Transparency Initiative), BSR (Business for Social Responsibility), OECD (Organization for Economic Cooperation and Development), IEA (International Energy Agency), OPEC (Organization of the Petroleum Exporting Countries) Eni continued the Transparency

Initiative in cooperation with Italian and international NGOs. Following a meeting between the leaders of Eni and Amnesty International (AI), in July 2010 Eni organized an information session dedicated to a dialogue development between Eni and AI. Eni continued and reinforced its relations with Italian NGOs, such as WWF, Legambiente and Amici della Terra with special reference to the question of the impact of Eni’s industrial activities in Italy.

Relations with territories and contribution to local development
In Italy and worldwide Eni tries to build relations with the communities and territories where it operates based on fairness, transparency and continuous dialogue with stakeholders, pursuing shared objectives to create value and sustainable development opportunities. The Company operates through the definition of long-term agreements with Governments and joint ventures with National Oil Companies, considering the importance to enhance the skills of persons and companies on territories and favoring the transfer of knowledge and the development of local professionals. Eni contributes to a sustainable local development by creating extensive networks with the promoters of development and realization of initiatives to stimulate the local economic and social fabric, also with the help of Eni Foundation. In 2010, expenditure for the territories amounted to about euro 108 million, including community investment, charities, fees and sponsorships and payments to Eni Foundation and to the Eni Enrico Mattei Foundation.

Strategic agreements
Eni continues to consolidate its relations with producing Countries with particular reference to Countries of Sub-Saharan Africa and in North Africa. In 2010, Eni signed new strategic agreements in Egypt, Libya, Togo, Iraq, the Democratic Republic of Congo and Venezuela, related to programs that tend to integrate business and sustainable development of the Country.
Within existing agreements, related in particular to the promotion of energy access, Eni promoted the construction of electrical grid in Congo and Nigeria. In March 2010, a 150 MW power plant was inaugurated in Congo, the Central Electrique du Congo (CEC). In December, the second 150 MW turbine became operational, so that total capacity of power generation reached 300 MW. Works for the rehabilitation of the electrical high-voltage power line between Pointe Noire and Brazzaville are underway, along with the construction/rehabilitation of medium voltage power plants. In Nigeria, from January to November, 16 projects of electrification were carried out in the Rivers (13), Bayelsa (1) and Delta (2) states.

Participation and community engagement
Eni informs and engages local communities, promoting dialogue in all phases of operating projects, mainly with the aim of assessing their expectations on new projects, sharing impact assessments on the territory, planning interventions for mitigation of any negative impact, and at the same time identifying opportunities for local development. In order to ensure access to information and participation of communities, all Eni subsidiaries have a specific function dedicated to community relations with the territory and external communication, which guarantees dialogue on common activities.

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Eni Annual Report / Commitment to sustainable development

Community relations models have been developed in Countries of operation, in particular in Italy (Val d’Agri), Congo and Ecuador. In Ecuador, Eni signed cooperation agreements with 26 communities present in the areas of operations’ influence, many of which are grouped into Associations. Eni’s subsidiary Agip Oil Ecuador promotes the social-economic development of the territory through a constant process of consultation with communities and participation, using various information tools aimed to highlight potential non technical risks, impact assessments performed, mitigating measures and environmental management plans. The Community Relations Department is responsible for all the phases and actions required for the definition of agreements with the communities, starting from local communities’ proposals listening, discussing these proposals on Community Meetings, to proposal submission to the Department of Community Relations and local high level authorities. Community agreements also imply that a portion of the funds is managed directly by the communities.

Planning and implementation of actions for local development
Eni assesses its interactions in all the socio-economic contexts where it operates and defines actions to contribute to local development by means of context studies and consultation with stakeholders. For this purpose, Eni cooperates with excellent partners from the University research world, strategic advisory, NGOs both in Italy and worldwide. As part of the partnership with The Earth Institute, Eni started a project for measuring the efficacy of actions and projects. A few pilot cases were carried out for measuring the local content activities in Kazakhstan, Peru and Angola. In the field of integration of the operational tools for impact assessment, a pilot case has been started for the assessment of the impact on human rights within a Social Baseline Analysis - SBA in Egypt. In Congo Eni cooperates with AVSI in assessing impacts and defining strategies for community relations. Experts from the AVSI foundation carried out analyses of the social-economic context, social impacts assessments of Eni’s activities on the territory and stakeholders mapping for the M’boundi operative project, conducting interviews in 24 villages and promoting the compilation of over 490 questionnaires. AVSI also prepared and proposed a social investments program, aimed to mitigate social impacts deriving from Eni’s presence on the territory and to provide contribution for the implementation of plans on poverty reduction, defined by the Government of Congo.
Another important area of intervention to ensure social and economic development of the territory is the support of local entrepreneurship in the communities where Eni operates. This support can be provided in form of microcredit. In Nigeria, within the Green River project, Eni supported 30 cooperatives by setting up a microcredit program and through the distribution of equipment for agriculture. This led to the opening of 10 presses for producing palm oil and 12 mills for cassava flour in various villages near Eni plants. Various microcredit and enterprise support projects have been realized in Pakistan, within the BRSP (Bhit Rural Sustainability Program), guaranteeing loans for small enterprises start-up.
In Italy, in addition to the activities aimed at consolidation of relations with stakeholders and identification of common development opportunities for the Basilicata communities, various development projects and projects of analysis and requalification of the territory have been completed as part of more general agreements with local authorities, such as the municipalities of Sannazzaro de’ Burgondi, Ravenna and Gela.
A detailed description of the activities and the worldwide projects is provided in Eni’s internet site, eni.com.

Contribution to development of satellite industries
Eni takes part in the development of Countries, where it operates, also by supporting activities of the satellite to the oil chain industries, in agreement with local governments. Eni promotes the maximization of the local content, starting from the assessment of the local potentialities in the Countries, where the Company is planning to operate. Moreover, in areas where agreements already exist, Eni provides assistance to local firms on the quality systems control in order to meet the requirements of internationally recognized certifications. Local content development requirements have been included in the new "Guidelines for Preparation of Procurement Strategy". Furthermore, Eni, with other companies, participate in international working groups on these issues. In particular, starting from 2010 Eni takes part in the National Market Participation Initiative of the WBCSD for the identification of good practices in the field of local content.

Promotion and monitoring of responsible behavior in the supply chain
Eni require its suppliers to be compliant with specific regulations and standards, such as the Eni Code of Ethics and the 231 Model, the Guidelines for the protection and promotion of human rights, as well as, with regard to principles and practices of health, safety and the environment issues, to adopt general and specific contractual standards. Suppliers are subject to qualification and audit procedures, inspection and expediting visits, and performance assessment processes along with controls of the identified corrective actions, also through the actions in support to the improvement process. In 2010, Eni extended its Vendor Management systems (system implementation and training of local resources) to Pakistan and Algeria and started this process in Iraq. Information and training programs for monitoring the respect of human rights have been addressed to managers of operational contracts (some of these are local employees). In 2010, a total of 6 persons (among them the procurement managers of Congo and Angola) attended training and gained the certification of Auditor SA8000. New contract standards for operations outside Italy and new procurement guidelines (both in Italy and abroad) including compliance requirements in the field of human rights have been issued. Also in 2010 specific SA8000 audits have been performed with suppliers and subcontractors in their Countries of operation; in particular, in Africa, audits were performed on local suppliers in Angola and Congo (8 suppliers audited and 2 follow-ups of audits performed in 2009 in Congo). Monitoring of suppliers non compliant with Eni standards was carried out in 4 sites outside Italy (among which Algeria and Angola) and one was carried out in Italy. Supporting to flaring down initiatives through set-up/expediting were made for 2 contracts (M’Boundi in Congo and Ogbainbiri in Nigeria). Eni takes part in the Carbon Disclosure Project Supply Chain for the collection of data on the behavior of main suppliers as concerns the control of greenhouse gas. Eni takes part to the Task Force Supply Chain of IPIECA for the promotion of the environmental and sustainability aspects in the supply chain.

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Eni Annual Report / Commitment to sustainable development

Suppliers and qualification procedures 2010
Procurement (a)	(euro million)	32,626
- Works		6,718
- Services		15,029
- Goods		6,326
Suppliers concentration (top 20)	(%)	18
Suppliers subject to qualification procedures including Human Rights screening	(units)	10,643
Percentage of procurement toward suppliers subject to qualification procedures including Human Rights screening	(%)	89
Actions taken on negative feedbacks	(units)	201
- Suspension		36
- Repeal		3
- Warning		201
i	i	i
(a)	i	Data include total procurement value generated by Eni’s subsidiaries.

The culture of sustainable development
In 2010 Eni was an institutional partner of museum activities of the Fondazione Musei Civici di Venezia, which comprises a network of 11 museums in the city of Venice, among which the Palazzo Ducale and the Museo Correr. Eni also provided wide support to other cultural events in Italy, such as the Mantova Festival and the Ravenna Festival. As for literature promotion, the Company was the main promoter of the Esor-dire project, organized by the Scuola Holden, dedicated to scouting of new literary talents among Italian writers. Eni was also principal partner of the Accademia di Santa Cecilia, of the MiTo music festival, of the African Day and of FAI Taranto. In cooperation with the Louvre Museum and the Milan municipality, under the sponsorship of the Ministry for Cultural Heritage, Eni presented in Milan the exhibition of Titian’s painting "Femme au mirror". The picture was loaned by Eni from the Louvre and shown in Milan, following the exhibition of the picture of St. John the Baptist by Leonardo held last year. In the framework of this cooperation, Eni was Mécène Principal of the exhibition called "Rediscovery of antiquity - Innovation and Resistance in the XVIII Century" at the Louvre.
On July 8, 2010, the Ministry for Education, Universities and Research and Eni signed a Protocol of Intents lasting three years and supporting the program for digital innovation at school, so called "Digital School" which includes educational and training activities with innovative digital content on energy and science in general. In the 2009-2010 school year Eni introduced the "Smart English" project, a new method for teaching English that integrates the traditional program with stimulating resources attuned to the students’ interests and providing edutainment. A relevant resource of the project is represented by the Eniscuola.net portal that was upgraded in 2010. In cooperation with the Fondazione Eni Enrico Mattei the Schoolnet project continued to promote dialogue and exchanges among schools in the region where Eni is present in	particular in Italy (Val d’Agri, Val Camastra and Val Basento), Norway, Australia, USA (Alaska), East Timor, Indonesia, Pakistan and Angola.
In 2010, the focus of activity for Eni’s historical archives was the preparation of an exhibition on Eni’s brand, the six-legged dog, "A symbol between memory and the future".

Relations with customers and consumers
In 2010, projects dedicated to improving the quality of services provided, increasing customer satisfaction and consolidating interactive relations with Consumers’ associations continued.
The Gas & Power Section continued its initiatives program (with an investment of about euro 9 million) for reaching the "excellence in services", and represent a reference model for service quality.
Eni aims to find the best solutions to meet the requests of its customers and wants to be perceived as an open, efficient, transparent, dynamic entity. The programmatic intervention plan included business processes and systems in order to develop, on two levels, the service standard to be provided to customers: multichannel communication and better experience for the customer.
The first area includes all the initiatives for developing different channels in order to add to traditional channels other innovative tools. This way, customers can interact with Eni by choosing their favorite medium for their necessities thus gaining an advantage in terms of costs, time and quality of service. Eni upgraded its contact center so that specialized operators provide qualified and flexible contacts to meet customers’ requirements (over 85% of requests were positively dealt with directly at the first call) and improved service through the booking of calls, simplification of options, recording customer satisfaction at the end of the call (by asking customers to press the phone key corresponding to their mark). In the rankings prepared by the Authority for Electricity and Gas in 2010 Eni’s Gas & Power division was ranked second in Italy, thus confirming its constant commitment to quality.

G&P call center performances vs AEEG (2010)		Eni 2009	Eni 2010	Standard AEEG
% of phone calls by customers who spoke with an operator		87,6%	94.6%	80%
Average waiting time at the call center	(seconds)	120	112	240

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Eni Annual Report / Commitment to sustainable development

The web site was also improved with a simplification of information areas, an easier module for requesting a new contract and a greater number of actions allowed as self care. In the Eni Energy Stores two pilot tests were started, one with interactive shop windows (in Rome) and one with totems that make it possible to videocall back office operators (in Rome and Torino).
The second area where interventions were made concerns the improvement of customers relations with Eni, in terms of greater awareness of the range of services provided and greater	interaction/awareness during back office processes. To this end Eni started in 2010 the Cabina di regia process that allows reducing time required for back office processing and in some cases to interact with customers via automatic texting. In 2010 the new billing system continued its application as a tool for improving back office services for all Gas & Power clients.
The overall satisfaction rate of customers was in line with last year’s rate, confirming an improvement in the assessment of services provided, despite a market scenario showing a generalized decline in satisfaction.

G&P satisfaction index	2008	2009	2010
Eni G&P	7.3	7.8	7.7
Media Panel (*)	7.2	7.8	7.5
i	i	i
(*)	i	The panel analyzed refers to companies representing 50% of the market.

In 2010, Eni conducted market research aimed at defining the new positioning of Eni’s "gas e luce" brand and at identifying the new customers energetic requirements in a rapidly evolving market.
This led to the creation of new gas & electricity packages aimed at meeting the needs of specific segments of customers.
In 2010, Eni has 4,542 service stations in Italy and 1,652 abroad, considered among the best in Europe in terms of quality, efficiency and innovation. The Refining & Marketing sector is committed to a continuous improvement of quality standards and to increasing non oil activities in its service station network. In 2010, Eni continued the rebranding to Eni of its former Agip service stations, about 500 service stations have changed brand so far. By the end of 2010, 535 outlets were active under the enicafè brand, of these 300 provided the standard service of coffee and sandwiches (from 187 at the end of 2009). In 2010, 245 enishops were active (of these, 147 were located inside enicafès and 98 were stand alone outlets). The satisfaction rate of customers was substantially unchanged from 2009 (7.9 out of 10). The Mystery Motorist synthetic satisfaction rate improved from 85% in 2009 to 85.5% in 2010 and reached 88.5% in directly managed (enirete) service stations. Iperself services (self service at a discount outside working hours) was active in 3,600 service station at the end of the year and covered 29.5% of all sales, as compared to 28.8% of 2009.
As far as services to Refining & Marketing clients, in 2010 the following results were achieved:
- efficiency rate, the ratio of calls received and issues solved: 96% as compared to 95% in 2009;
- one call solution: 83% from 57% of 2009;
- average conversation time: 180 seconds from 219 in 2009.
As concerns relations with consumers associations, it is important to stress that in 2010, at the end of a specific training program for about 600 operators at the counter and conciliators from consumers associations, Eni’s Protocol of conciliation has been extended to the whole of Italy (for further details please see the website eni.com). The annual cycle of workshops consisted in 8 events to which about 250 representatives of associations	participated. A wide range of local and national members discussed the questions concerning the liberalization of the energy market in Italy, the provision of services to customers and the main new laws and regulations. In 2011, a new cycle of workshops will make a new survey of customer satisfaction. Training will be provided to conciliators for the application of the protocol. A calendar of periodic meetings with the associations has been drafted and a contest will be launched to develop the suggestion of innovative ways to provide services of a talented youth.

The environment and natural resources

Environmental management
Most of Eni’s management systems of operating units have achieved the ISO 14001 certification. In particular:
- in the Exploration & Production division, on a total of 39 certifiable companies, 23 obtained the ISO 14001 certification;
- in the petrochemical, refining and power generation sectors (except for the new Ferrara plant) the ISO 14001 certification was completed for all production plants.
The decline in total ISO 14001 certifications is due to the reorganization of the R&M sector where many operations sites were grouped in 5 large hubs.
In Europe, Eni’s main production facilities have applied for EMAS certification. The R&M sector implemented an energy management system at the Venice refinery which led it to be the first Italian industrial site to obtain an ISO 16001 certification in December 2010. In the next few years the certification program will be extended to other refineries and the Company is currently assessing the extension to other sectors. In March 2010, Eni completed the centralized information system for the collection of air, water, soil and waste emissions. These systems will both meet the requirements set in the European Regulation 166/2006/CE and lead to a unification, integration and improvement of environmental management within the governance level, in terms of monitoring performance.

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Eni Annual Report / Commitment to sustainable development

Environmental certification	(units)	2008	2009	2010
ISO 14001		104	105	97
EMAS		11	9	9

Environmental expenditures	(euro million)	2008	2009	2010
Current expenditure		619.85	628.27	544.43
Investments		460.85	695.80	606.91
Total environmental expenditures (a)		1,080.71	1,324.07	1,151.33
i	i	i
(a)	i	The partial sum could not reflect the total sum due to the decimal system.

The fight against climate change
The total greenhouse gas emissions[3] has increased by 5.2%, although two reductions of 7% were registered in both 2008 and 2009. The increase of almost 3 mmtonnes of CO2 eq is for a 50% determined by the increase of E&P activities (the addition of 1.5% mmtonnes CO2 eq is due to both the production increase and the gas vented temporary increase in Ecuador related to technical issue) and for a 40% by the increase of electrical energy production (+1.2 mmtonnes CO2 eq) connected to the operation of full capacity of the new production plants (+7% of production). The key emission indexes – flaring and venting GHG emission for E&P ktoe produced, for kWh eq produced within the electrical sector and based on the complexity of refining sector – either remain stable or improve attesting the efficiency of the applied technologies.
Eni’s action plan for the mitigation of climate change focuses mainly on reducing gas flaring and increasing energy efficiency. Eni further increased its gas flaring reduction target to 80% by 2014 from 2007 levels. In order to reach this objective various projects are underway in Algeria, Congo, Libya, Indonesia, Nigeria, Tunisia, Kazakhstan dedicated to the construction of new and modern infrastructure for gas transport, more efficient power plants and gas liquefaction plants.
As for the increase of energy efficiency, the ongoing initiatives include the whole areas: from production to transport and from energy conversion to final uses.
In particular in the refining and petrochemical sectors, the measures taken in 2010 allowed savings of about 29 ktoe (approximately 77 ktonnes of CO2). When completed, these measures will allow savings of about 54 ktoe/y (over 150 ktonnes CO2/y).
The Refining & Marketing sector launched the Stella Polare project, introducing an innovative vision of energy with greater attention paid to management initiatives as compared to the traditional capital intensive ones.
Some of these initiatives fall into the Emission Trading category. In addition with concerns to energy efficiency in final use, the G&P sector collaborates with its final customers by providing technical consultancy for energy saving initiatives.
Other relevant measures concern feasibility studies and specific initiatives aimed to enhance the use of renewables (photovoltaic, biomass, wind energy) as well as capture and geological storage of CO2 (please refer to relevant section in technological	innovation). Eni also promotes methane as vehicle fuel with low carbon content.
Confirming its commitment to the mitigation of climate changes, in 2010 Eni entered the initiative promoted by the Carbon Disclosure Project in the Supply Chain that will contribute to assessing and managing risks and opportunities related to climate change in the supply chain in order to better direct its choices and measures, in addition to increasing awareness of its carbon footprint, including also indirect emission of greenhouse gas generated by contracted activities.

Emissions in the atmosphere
Eni is committed to implement the best available techniques and the best procedure standards for the reduction of emissions and the control of main pollutants (e.g. nitrous oxides, sulphur oxides, particulate, carbon monoxide and aromatics).
In addition, following the issues of the of integrated environmental authorizations, some plants located in sensitive areas applied measures to control and contain dusts and their precursors, as well as smelling emissions.
The 2010 has been considered a restart of activities recording a CO2 emission from combustion and consumption increase compared to 2009 which was affected by the economic crisis during 2008.
SO2 emissions have recorded a total increase of 4.8%.
The performance is attributed to the refining sector temporary closure of desulphurization and denitrification (SNOx) plant of the Gela refinery in addition to the start up plants of Taranto refinery.
Nonetheless, it is important to highlights the significant SO2 emission reductions following the fuel switching of various sectors: G&P (down 21%), E&C (down 24%) with a fuel reduction (HSC down 96% and LSC down 73%) and Petrochemical sector (down 28%) with a 32% of LSC reduction.
In 2010, NOx emissions declined by about 5.4%. This trend is mainly attributed to the contribution of the E&P sector (reduction of 8.5% corresponding to about 6,396 tonnes) that balances the 7% increase in the power generation (emission indexes hold steady).
In 2010, Eni implemented or improved the monitoring of air quality in some affiliates in the E&P sector in Angola, Croatia, Indonesia, Italy, Kazakhstan, Libya. EniPower completed the installation of VeLoNOx burners on 8 combined cycle plants of the 9 that are technologically

(3)	i	For further details please refer to: "Sustainability Performance 2010".

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Eni Annual Report / Commitment to sustainable development

suited to this technology. The Petrochemical sector continued the monitoring of fugitive emissions that was started in 2009. At year end, 265,000 units were set up for monitoring these emissions. The project will be completed in 2014. In the area of transport and storage, Eni continued to substitute old turbines with new ones with lower emissions, in the next 4 years other 13 turbines will be substituted.	In the second half of 2010, Eni started a pilot project called "Development of a VOC monitoring system" based on the Wireless Sensor Network technology at the Mantova plant. This project aims at identifying possible measures for reducing environmental impacts, it involves business units taking part in drafting a unified standard.

Direct GHG emissions	(MtCO2 eq)	2008	2009	2010
GHG emissions		61.99	57.66	60.68
Indirect GHG emissions	(MtCO2 eq)	2008	2009	2010
GHG emissions (scope 2)		-	-	1.73
Gross energy consumption	(toe)	2008	2009	2010
Gross energy consumption		16,868,850	17,461,152	18,836,211
Emissions (a)	(tonnes)	2008	2009	2010
NOx emissions		116,995	115,426	109,954
SOx emissions		52,955	50,292	52,827
i	i	i
(a)	i	Emissions are based both on estimates of the amount of fuel used and on average sector emission factors. For further details please refer to "Sustainability Performance 2010".

Protection of natural resources: biodiversity, ecosystems and protection of waters
Eni is committed to integrate biodiversity protection in its operating sites worldwide through a mapping process aimed at identifying high importance biodiversity areas and the presence of ecosystem services. The aim of this mapping is to differentiate its activities according to their relevance for biodiversity and to identify where Biodiversity Action Plans are required for the management of risks in terms of operations, regulations and prestige in addition to maximizing any opportunity for conservation.
As part of "Proteus 2012", that allows access to the World Database on Protected Areas (WDPA) and the Integrated Biodiversity Assessment Tool, Eni has acquired the basic tools for preparing a mapping of operating sites in terms of three parameters: presence of sensitive and protected areas, of protected or at risk species and of important ecosystem services for the environment and society. Mapping started with the plants of the E&P sector and one of the first subsidiaries to be included was Eni Congo, where the M’Boundi onshore area was assessed in 2010. These assessments have been integrated in the recently issued ESHIA standard that is going to be applied to all projects and operating sites.
Internationally, Eni’s position among the leading oil companies on these issues was recognized in 2010 when Eni was called to chair the Biodiversity Working Group set up by IPIECA and OGP. Eni also participated in an initiative of WBCSD promoted in cooperation with IUCN and PwC to define a method for assessing the relations between companies and ecosystem services, setting up a pilot project in its sites in Southern Italy.
The E&P sector has projects both onshore (Ecuador) and offshore	(Arctic Sea) for the conservation of biodiversity. The project in Ecuador was completed in 2010. In the area of gas transport in 2010 trees were planted along 25 kilometers of pipelines (173 km in 2010).
In 2010, Eni obtained a reduction in total water consumption of 2%. In particular consumption of fresh water is in line with 2008 (2009 recorded lower production in relation with the economic downturn). Recycled fresh water increased by 4.4% thanks to actions in the petrochemical sector. In the Exploration & Production division, water injection projects continued in Algeria, Egypt, Congo, Indonesia with the aim of reaching a 62% reinjection rate in 2014 (44% by 2010). As a result of these projects the water sent to evaporation ponds decreased by 54%. Furthermore the oil content in the produced water, discharged into surface, decreased by 9% due to both the improved efficiency of the Congo and Nigeria separator systems, and the upgrading activities of all the produced water treatment system.
In 2010, Eni developed a new approach to water resources that led to the identification of plants where there is a water stress and to the in site-specific evaluation performing the Global Water Tool that also provides forecasts on the impact of climate change on water available by 2025 and 2050. This tool allows also calculating consumption and indicators recommended by the Global Reporting Initiative, producing a picture of the water base, consumption, efficiency and type of water consumed.
In response to the requests of the international financial community regarding risks for water resources, Eni took part in the CDP Water Disclosure 2010 and actively cooperates with the water task force of IPIECA. These activities allow to identify priorities, to focus on criticalities and to define types and times of intervention and expenditures required.

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Eni Annual Report / Commitment to sustainable development

Water withdrawn	(Mm3)	2008	2009	2010
Fresh water		188	176	186
Fresh/salty water from the subsoil or surface		26	25	22
Sea water		2,814	2,643	2,581
Total water withdrawn		3,028	2,844	2,789

Water reinjected (E&P)	(Mm3)	2008	2009	2010
Water reinjected (E&P)		14.88	23.32	27.10

Oil spills, remediations and waste management
The number of oil spills caused by accidents and corrosion (excluding sabotages) is slightly increased, whereas the spilled quantity significantly decreased (down 39%). The most significant data related to these spills was recorded in Libya, when in March, following a technical mistake, 2,000 bbls were spilled. Considering the mentioned event and including other minor incidents, Libya in 2010 accounted for 57.8% of the total volume of spills caused by accidents and corrosion. As for Nigeria the total volume was equal to 22.1%, Egypt accounted for 6.4%, Turkmenistan 3.8% and finally Algeria with 3.3%.
Improvement compared to 2009 resulted from the implementation of the following activities:
- Egypt: completion of the Western Desert Flow Line Replacement project launched in 2007, aimed at replacing the flow lines affected by corrosion in several areas and different process phases;
- Nigeria: implementation of the asset integrity program launched in 2010 (better use of corrosion inhibitors and active protection systems), optimization of maintenance activities, awareness campaign for workers;
- Turkmenistan: replacement of 50% of the pipeline system for oil collection (the remaining part will be replaced in 2011).
The volumes of oil spills deriving from sabotage increased by 22%, while the number of events remained stable (299). The above mentioned events took place in Nigeria.

In line with the increasing international attention on Green remediation, Eni is committed to implement the sustainable Remediation principle by supporting initiatives related to both environmental issues and value creation for the local communities. With reference to the technical scientific issues, Eni started up initiatives which aim to both coordinate and share experiences on technical-environmental issues and cooperate with local authorities in order to agree on protocols related to the implementation of environmental recovery technologies. Within the coordinating process, is in a start up phase the Database Management Remediation project which aims at archiving and sharing technical expertise in the different implemented methodologies so to strengthen and improve operating processes[4].

In 2010, Eni continued working on reclamation in the Refining and Petrochemical sectors, in addition to the reclamation contracted to Syndial, whose progress was in line with plans for the main reclamation activities at Assemini, Cengio, Manfredonia, Porto Marghera, Priolo and Gela.
In 2010, Eni total expenditure on remediation reached a total amount of euro 300 million. Eni management waste process is implemented through a process of traceability and control of all the operating chain. The implementation of the SISTRI system strengthened and extended the management systems of more sites. Waste from production activities (about 1.7 mmtonnes) are increasing (12.57%) compared to 2009. The increase is imputable to the non-hazardous waste (the hazardous waste are decreasing) which is mainly produced by the E&P sector, which has both established new plants and started up recovery activities over extended areas in Italy. However, the quantity of hazardous waste is decreasing compared to the total quantity of waste.
In the Exploration & Production sector in 2010 specific Waste Management Plans have been implemented in Algeria, Brazil, China, Ghana, Indonesia, Libya and Venezuela subsidiaries, in line with sector’s specific standards.

(4)	i	Description of Remediation project can be found to: "Eni proposal to the Ministry of Environment for a Global transition related to environmental issue" of the Annual Report.

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Waste from production activities	(tonnes)	2008	2009	2010
Hazardous waste		810,298	832,224	822,673
Non-hazardous waste		797,903	755,191	964,211
Total waste		1,608,201	1,587,415	1,786,884

Destination of waste from production activities	(tonnes)	2008	2009	2010
Hazardous waste reused		248,768	206,064	101,777
Hazardous waste sent to disposal		561,530	626,160	720,896
Total hazardous waste		810,298	832,224	822,673
Non-hazardous waste reused		141,488	147,974	170,490
Non-hazardous waste sent to disposal		656,415	607,217	793,721
Total non-hazardous waste		797,903	755,191	964,211

Technological innovation

The value of research and intellectual capital
In 2010, the oil industry had to operate in a climate of uncertainty related to the recent deep economic and financial downturn from which worldwide economy does not yet seem to recover fast.
To cope with this situation, operators in the oil industry have started a delicate phase of refocusing their activities with the aim of adopting new business models and facing new technical challenges.
Among the main factors affecting the choices of oil&gas industry are:
- continuing uncertainty on the future evolution of prices of and demand for oil and gas;
- limited access to new hydrocarbon resources, with the ensuing problems for production growth and reserve replacement;
- growing interest for the development of unconventional resources also outside the US that also led a new wave of mergers and acquisitions;
- need for implementing portfolio rationalization policies, also with the aim of focusing on more promising plays;
- greater attention to plant safety keeping account of the defaults evidenced by the recent accident in the Gulf of Mexico.
Technological innovation plays a key role in meeting the needs emerging from this scenario and for this reason Eni confirmed its commitment to research in science and technology in order to provide its businesses with the competitive advantage deriving from it.
The reorganization of R&D structures that Eni started in 2006 was completed in 2010 with the help of some measures:
- re-organization of its research project portfolio aimed at focusing activity on industrial objectives while reducing time to completion. To this end, the total portfolio was reorganized by themes with priority given to critical projects, thus achieving a balance between breakthrough research and technology upgrading. A new assessment system has been introduced which makes use of Key Performance Indicators (KPI) that allow to assess the tangible and intangible value generated and to monitor the management of projects;
- a new approach to the enhancement and management of intellectual property, based on the recognition of the value of intellectual assets generated by R&D activities. In 2010, Eni filed 88 patent applications, 61 of these deriving from R&D in

Eni Divisions and Corporate, 10 from Petrochemicals and 17 from the Engineering and Construction activities of Saipem.
In particular, 8% of patents concerned refining processes; 49% were in the field of drilling and completion, geology/geophysics of fields, engineering, mid/downstream; 8% concerned the environment and 35% concerned innovation in renewable sources (development of new fuels from biomass, and technologies in solar energy). Also the efficacy and efficiency of actions for the management of intellectual property and of know-how dissemination are monitored in the performance assessment system for R&D. In 2010, a review of Eni’s patent portfolio was performed that ended with the decision to abandon obsolete and non-profitable patents;
- launch of the "Effective Control and mitigation of any well blowout in super challenging environment" that has a special strategic status after the accident in the Gulf of Mexico. This project is led by the Corporate R&D function with the participation of the E&P research and Saipem and aims at overcoming the limitations of traditional techniques used in extremely challenging environments;
- enhancement of results obtained by the "Along with petroleum" program in the exploitation of solar energy by means of polymeric plates acting as converters and concentrators of the solar spectrum, and the conversion of biomass from waste into biofuels by means of a liquefaction process that allows to convert organic waste into a bio-oil and the startup of activities to develop a possible commercial application in the short-medium term;
- strengthening of strategic alliances and scientific cooperation projects with internationally renowned academic institutions and research centers, such as the research alliance with the Massachusetts Institute of Technology (MIT), Boston (USA), focused on innovative technology in the field of solar energy and on oil&gas issues. A result of this alliance was the creation of the Solar Frontiers Center (SFC), totally dedicated to R&D in solar energy, inaugurated on May 4, 2010, with joint laboratories for MIT and Eni. Other agreements were signed with the Milan and Turin Polytechnic universities and with the Italian National Research Center (CNR);
- confirmation of Eni’s commitment to innovation by means of the Eni Award for advanced research in three fields: new frontiers of hydrocarbons, alternative and non-conventional

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sources and environmental protection. The 2010 edition received 924 applications for its three main categories, a 17% increase from 2009. It received 106 applications for the prize for research debut from post doc students from 39 Italian universities, up 26% from 2009.

2010 results and the commitment to sustainability
In 2010, overall expenditure in Research & Development amounted to approximately euro 221 million, excluding general and administrative expenses (euro 207 million in 2009 and euro 217 million in 2008).
At December 31, 2010, a total of 1,019 persons (Full Time Equivalent) were engaged in R&D activities (in line with 2009). Below we describe the main results achieved in 2010 in the activities of research and technological innovation significant for the Eni’s commitments to sustainability.

Exploration & Production sector
- Cube: as a reaction to the Macondo event in the Gulf of Mexico and the failed attempt to collect the crude plume with a containing device, Eni prepared a device (in 1:4 proportion) for the collection and separation of gas from water and oil near the wellhead on the seabed and tested it in house up to a flow of 10,000 bbl/d.
- Development of reaction capacity to oil spills on the coast of the Barents Sea and sub-Arctic areas: the Norwegian program led by Eni achieved relevant results in 2010 in preparing an emergency plan for the Goliat field in the Barents Sea. Standards for testing disperdents and beach cleaners have been developed in order to use them in case of oil spills near the coast. These standards will be upheld by Norwegian law and later suggested at international level.
- Deformation of the seabed by means of INSAS: acoustic underwater reflectors have been located on the seabed in a testing area in the Ligurian Sea. The data processed suggest that it is possible to measure the sea bed with resolution to one centimeter. In 2010, an international patent for this technology has been filed and published.
- GHG program (Green House Gases): within the pilot project for injecting CO2 in the Cortemaggiore gas storage site, Eni is expecting authorizations to build and operate the plant. As for the Strategic Agreement Eni-Enel, despite of the above mentioned activities, the discovery of the Italian potential storage location is also performed in cooperation with the main Italian research institutes.
- Water management: this project promotes the application of innovative technologies for the treatment of reinjected waters. In 2010, the contract for the supply of a system for the removal of oil and solids from production waters in the Egyptian desert has been awarded.
- Organic Rankine Cycle (ORC) Technology for Energy Recovery: a feasibility study has been completed and the installation of Organic Fluid Cycle (ORC) is underway in the gas powered Fano power station (3 MW) by recovering the thermal power dissipated by turbocompressors. This would represent the first application of this technique in the Eni’s Group.
- Feeding pumps in desert areas with photovoltaic devices: a contract has been prepared and the engineering is underway for the supply of photovoltaic systems to be applied onto diesel generators for feeding sucker rod pumps in desert areas in Egypt.

Polimeri Europa
- Basic petrochemicals: positive testing of catalytic oxidation of phenilcyclohexane on a pilot plant was performed as part of a study aiming at completing a proprietary process for the direct production of phenol and cyclohexanone, which uses benzene as sole feedstock, eliminating the production of acetone as by-product (a toxic and flammable fluid).
- Elastomers: the first industrial production of new grades of S-SBR (styrene-butadiene rubber) has been completed with application to high performance (lower energy consumption and reduction in resistance to rolling) in tire materials. In the lab, Eni developed a proprietary technology for new grades of elastomers for Tyre Green application (with lower emissions) with even better performance. ESBR and NBR rubber grades have been obtained at industrial level with low VOCs content.
- Styrenic polymers: at the Mantova site, in the new patented technology plant for the expandable polystyrene production, the industrialization of expandable polystyrene was successfully completed through a continuous mass system with a 38 kT/a capacity. The new products allow a 15% reduction in VOCs which are released in the atmosphere during their transformation.

Gas & Power sector
- Transport of carbon dioxide by pipeline (TACC): this project is part of the program of long distance transport of gases under different pressures with the aim of developing standards, guidelines and recommendations for future applications in carbon capture and storage. In 2010, the technical part of the program was laid out as well as the participants in the Joint Industrial Project (JIP): in this project Eni will promote the creation of four JIP initiatives in joint with other Energy Integrated Companies, including Gasunie and Statoil. Eni will promote the creation of JIP action with other integrated gas companies, e.g. Gasunie and Statoil.
- Monitoring of advanced gas transport systems (MAST and Dionisio project): Eni has developed proprietary technologies for the advanced monitoring of gas transport systems (pipelines and compression stations). In 2010, technologies have been successfully tested for the identification of structural defaults (MAST) that can generate criticalities in transport. The development of the Dionisio technology that is based on vibro-acoustic sensors for noticing intrusions and leaks along transport pipelines continued. A prototype monitoring system has been installed on the Chivasso-Aosta pipeline.

Refining & Marketing sector
- Blu fuels and products: Eni has been working for years in R&D for advanced fuels and lubricants that aim at optimizing engine efficiency and reducing noxious emissions. In February 2010, the Lombardia Region and Eni signed an agreement for the distribution of "formula Milano" in 50 outlets. This is a type of BluDieselTech with (i) a total aromatics content lower than 18% in weight, as compared to an average 25% currently on sale; (ii)

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total polyaromatics content lower 3% in weight as compared to an average 8%; and (iii) cetane number >55 as compared to current standards providing for a minimum 51.
- Biofuels: Eni developed the Ecofining™ technology in cooperation with UOP that allows for the conversion of vegetables into Green Diesel. In November 2010, the American Institute of Chemical Engineers (AICHE) awarded Eni and UOP the 2010 Sustainable Energy Award for the activities developed in this area. Aim of the Ecofining™ technology is the production of biofuel by means of an integrated refining process that allows for the hydrotreatment of the renewable portion (vegetable oil, exhausted oil, animal fat) and obtain a superior product in terms of heating value and cetane number than conventional biodiesel (FAME).
- Zero waste: Eni intends to develop a system for the disposal of industrial sludge alternative to landfills, possibly associated to thermal treatment in order to minimize waste. For the treatment of industrial, oily and biological waste generated by the oil industry a thermal process has been studied that allows for the gasification of sludge that is turned into an inert residue. A patent application has been filed on this project. Basic design has been completed of a pilot plant with a 50 kg/h capacity along with a feasibility study for an annual volume of 5,000 tonnes of sludge.

Eni Corporate
- Photoactive materials: Eni has produced original dyes applied on transparent polymeric plates that convert and concentrate solar light with a significant reduction in the amount of silicon required for photovoltaic conversion. Their results allow for starting the next development phase after lab testing.
- Use of waste for energy production: at lab scale, Eni has developed a "liquefaction" process for the conversion of the organic waste into bio-oil with a nearly 42% yield (on dry weight) corresponding to an 80% energy recovery. This new technology has been patented and successfully applied to the organic fraction of solid urban waste (FORSU) and to sludge from waste purification plants.
- Micro-organisms for biodiesel: aim of the project is the use of micro-organisms (yeasts and bacteria) that accumulate lipids similar to those deriving from oil bearing vegetable, that can easily be turned into biodiesel. The raw material employed by these microorganisms derives from the treatment of wood-cellulose biomass in order not to compete with food products. The identified yeasts have higher productivity than the traditional oil crops, including palm.
- EKRT (ElectroKinetic Remediation Technology): it is a technology for environmental remediation applicable to mercury polluted soils. An electrolytic solution is circulated in order to dissolve the metallic part of mercury, separating it by means of electro kinesis. This process does not affect the inert portions of mercury and acts selectively only on the mobile portion of mercury, that is also its toxic portion.

Results derived from the Eni-MIT alliance
- Oil spills in Marine Environment: the project derives from the discovery of an innovative material with great capacity for selective absorption of oil dispersed in water. This could be a first step towards new systems for treating oil spills in marine environments.
- Ultraflexible solar cell: one of the most relevant results obtained by the Solar Frontier Center. These cells made of a thin photoactive material covered by a layer of transparent plastic can be bent without breaking or reducing performance and this allows to cover irregular surfaces without using metal stilts.
- Solar cells on paper: in this case the photoactive device is made on paper as a printed document. The innovative technique used to produce it is the same used for producing cells on plastic and flexible substrata. A paper cell can be a low cost solution for application where the key aspect is not duration but fast installation and easy transport.
- Photochemical splitting of water: aim of the project is to devise processes for generating oxygen and hydrogen from water by means of biological agents using solar light. The main actors here are nanomaterials synthesized by exploiting the self-assembling capacity of viruses. With this technique we proceeded with the synthesis of new active materials that can be useful in promoting a sustainable generation of hydrogen from renewable sources.
- Biofixation of CO2: CO2 in the sea is captured by living organisms that convert it into calcium carbonate that is a component of their shell. These biological systems have been successfully reproduced in the lab with the use of yeasts. This paves the way for exploiting CO2 while producing calcium carbonate and other materials that are considered eco-sustainable.

Methodological Note

This year Eni has chosen to integrate financial reporting with sustainability reporting including in the section on Commitment for sustainable development the main results achieved by the Group in this area. The presentation of information in this section, is completed with the more detailed report "Sustainability Performance 2010" available on Eni’s internet site and is prepared in accordance with the guidelines of the Global Reporting Initiatives, version G 3.0.

Materiality and stakeholders engagement
A materiality analysis has been conducted to define the most relevant sustainability issues, within the Company and versus reference stakeholders. The level of internal significance of issues to be described was defined by sending a questionnaire to a sample of Eni managers.
The external significance level was defined by combining an analysis of stakeholders’ requests presented to Eni in the reporting period with the frequency of occurrence of issues in the questionnaires prepared by rating agencies (SAM, Vigeo, Eiris and Goldman Sachs). The materiality of issues is found at the intersection of internal and external significance. A graphic representation of this analysis can be found in "Sustainability Performance 2010".

Reporting perimeter and sustainability context
The section "Commitment for sustainable development" provides

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evidence on the main initiatives of the reporting period and on performance trends in the period 2008-2010 period. Information refers to Eni SpA and its consolidated subsidiaries and affiliates. The scope of consolidation coincides with that of financial reporting, except where otherwise expressly indicated. For the health, safety and environmental data, the consolidation domain is determined by an operational criterion: based on this approach, the emissions reported refer to 100% of the emissions of a plant where Eni is the operator.

Principles of quality assurance of sustainability reporting
This document does not just highlight Eni’s successes, it shows also its weak points, and the perspectives of improvement. The data disclosed have been collected with the goal of providing a balanced and clear picture of the Company’s actions and characteristics. The information and quantitative data collection process was organized to guarantee data comparison over several years, in order to provide an accurate reading of the information and a comprehensive vision to all the stakeholders concerned with the development of Eni’s performance. The Report is subject to an audit carried out by an independent auditor that verifies the Annual report and the Sustainability quantitative and qualitative information.

Calculation methods
With respect to the calculation methodology, the injury frequency rate is calculated by considering the ratio between the number of accidents with more than one day of absence (including fatalities) and the millions of work hours; the severity index is defined as the ratio between the days of absence due to accidents (not including fatalities) and the thousands of hours worked.
Revisions applied to the calculation or to the estimate of the 2008 and 2009 data are expressly indicated in the text. Total and sectorial sustainability performances are disclosed in the document "Sustainability Performance 2010".

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The glossary of oil and gas terms is available on Eni’s web page at the address eni.com. Below is a selection of the most frequently used terms.

Financial terms

Dividend Yield Measures the return on a share based on dividends for the year. Calculated as the ratio of dividends per share of the year and the average reference price of shares in the last month of the year. Generally, companies tend to keep a constant dividend yield, as shareholders compare this indicator with the yield of other shares or other financial instruments (e.g. bonds).

Leverage Is a measure of a company’s debt, calculated as the ratio between net financial debt and shareholders’ equity, including minority interests.

ROACE Return On Average Capital Employed Is the return on average capital invested, calculated as the ratio between net income before minority interests, plus net financial charges on net financial debt, less the related tax effect and net average capital employed.

TSR Total Shareholder Return Measures the total return of a share calculated on a yearly basis, keeping account of changes in prices (beginning and end of year) and dividends distributed and reinvested at the ex-dividend date.

Oil and natural gas activities

Average reserve life index Ratio between the amount of reserves at the end of the year and total production for the year.

Barrel Volume unit corresponding to 159 liters. A barrel of oil corresponds to about 0.137 metric tons.

Boe (Barrel of Oil Equivalent) Is used as a standard unit measure for oil and natural gas. From April 1, 2010, Eni has updated the conversion rate of gas to 5,550 cubic feet of gas equals 1 barrel of oil (it was 5,742 cubic feet of gas per barrel in previous reporting periods).

Carbon Capture and Storage (CCS) Technique of CO2 capture and storage through an integrated process that involves: (i) capture of CO2 associated with large combustion plants, power generation plants, industrial point sources, as well as natural gas fields; (ii) transport to the storage sites, generally via pipeline; and (iii) sequestration in geological sites on land or under the sea floor.

Concession contracts Contracts currently applied mainly in Western Countries regulating relationships between States and oil companies with regards to hydrocarbon exploration and production. The company holding the mining concession has an exclusive on mining activities and for this reason it acquires a right on hydrocarbons extracted, against the payment of royalties to the State on production and taxes on oil revenues.

Condensates These are light hydrocarbons produced along with gas, that condense to a liquid state at normal temperature and pressure for surface production facilities.

Contingent resources Amounts of oil and gas estimated at a given date that are potentially recoverable by means of development projects that are not considered commercially recoverable due to one or more contingency.

Conversion Refinery process allowing the transformation of heavy fractions into lighter fractions. Conversion processes are cracking, visbreaking, coking, the gasification of refinery residues, etc. The ration of overall treatment capacity of these plants and that of primary crude fractioning plants is the conversion rate of a refinery. Flexible refineries have higher rates and higher profitability.

Deep waters Waters deeper than 200 meters.

Development Drilling and other post-exploration activities aimed at the production of oil and gas.

Elastomers (or Rubber) Polymers, either natural or synthetic, which, unlike plastic, when stress is applied, return, to a certain degree, to their original shape, once the stress ceases to be applied. The main synthetic elastomers are polybutadiene (BR), styrene-butadiene rubber (SBR), ethylenepropylene rubber (EPR), thermoplastic rubber (TPR) and nitrylic rubber (NBR).

Enhanced recovery Techniques used to increase or stretch over time the production of wells.

EPC (Engineering, Procurement, Construction) A contract typical of onshore construction of large plants in which the contractor supplies engineering, procurement and construction of the plant. The contract is defined "turnkey" when the plant is supplied for start-up.

EPIC (Engineering, Procurement, Installation, Commissioning) A contract typical of offshore construction of complex projects (such as the installation of production platforms or FPSO systems) in which the global or main contractor, usually

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a company or a consortium of companies, supplies engineering, procurement, construction of plant and infrastructure, transport to the site and all preparatory activities for the start-up of plants.

Exploration Oil and natural gas exploration that includes land surveys, geological and geophysical studies, seismic data gathering and analysis, and well drilling.

FPSO vessel Floating, Production, Storage and Offloading system made up of a large capacity oil tanker including a large hydrocarbon treatment plant. This system, moored at the bow in order to maintain a geostationary position, is in fact a temporary fixed platform linking the underwater wellheads to the treatment, storage and offloading systems onboard by means of risers from the seabed.

Green House Gases (GHG) Gases in the atmosphere, transparent to solar radiation, can consistently trap infrared radiation emitted by the earth’s surface, atmosphere and clouds. The six relevant greenhouse gases covered by the Kyoto Protocol are carbon dioxide (CO2), methane (CH4), nitrous oxide (N2O), hydrofluorocarbons (HFCs), perfluorocarbons (PFCs) and sulfur hexafluoride (SF6). GHGs absorb and emit radiation at specific wavelengths within the range of infrared radiation determining the so called greenhouse phenomenon and the related increase of earth’s average temperature.

Infilling wells Infilling wells are wells drilled in a producing area in order to improve the recovery of hydrocarbons from the field and to maintain and/or increase production levels.

LNG Liquefied Natural Gas obtained through the cooling of natural gas to minus 160 °C at normal pressure. The gas is liquefied to allow transportation from the place of extraction to the sites at which it is transformed and consumed. One ton of LNG corresponds to 1,400 cubic meters of gas.

LPG Liquefied Petroleum Gas, a mix of light petroleum fractions, gaseous at normal pressure and easily liquefied at room temperature through limited compression.

Mineral Potential (Potentially recoverable hydrocarbon volumes) Estimated recoverable volumes which cannot be defined as reserves due to a number of reasons, such as the temporary lack of viable markets, a possible commercial recovery dependent on the development of new technologies, or for their location in accumulations yet to be developed or where evaluation of known accumulations is still at an early stage.

Mineral Storage Volumes of natural gas required for allowing optimal operation of natural gas fields in Italy for technical and economic reasons.

Modulation Storage Volumes of natural gas required for meeting hourly, daily and seasonal swings of demand.

Natural gas liquids Liquid or liquefied hydrocarbons recovered from natural gas through separation equipment or natural gas treatment plants. Propane, normal-butane and isobutane, isopentane and pentane plus, that used to be defined natural gasoline, are natural gas liquids.

Network Code A code containing norms and regulations for access to, management and operation of natural gas pipelines.

Offshore/Onshore The term offshore indicates a portion of open sea and, by induction, the activities carried out in such area, while onshore refers to land operations.

Olefins (or Alkenes) Hydrocarbons that are particularly active chemically, used for this reason as raw materials in the synthesis of intermediate products and of polymers.

Over/Underlifting Agreements stipulated between partners regulate the right of each to its share in the production of a set period of time. Amounts different from the agreed ones determine temporary over/underlifting situations.

Possible reserves Possible reserves are those additional reserves that are less certain to be recovered than probable reserves.

Probable reserves Probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.

Production Sharing Agreement Contract in use in non OECD Countries, regulating relationships between States and oil companies with regard to the exploration and production of hydrocarbons. The mining concession is assigned to the national oil company jointly with the foreign oil company who has exclusive right to perform exploration, development and production activities and can enter agreements with other local or international entities. In this type of contract the national oil company assigns to the international contractor the task of performing exploration and production with the contractor’s equipment and financial resources. Exploration risks are borne by the contractor and production is divided into two portions: "Cost Oil" is used to recover costs borne by the contractor, "Profit Oil" is divided between contractor and national company according to variable schemes and represents the profit deriving from exploration and production. Further terms and conditions may vary from one Country to the other.

Proved reserves Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from know reservoirs, and under existing economic conditions. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

Reserves Quantities of oil and gas and related substances

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anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and gas or related substances to market, and all permits and financing required to implement the project. Reserves can be: (i) developed reserves quantities of oil and gas anticipated to be through installed extraction equipment and infrastructure operational at the time of the reserves estimate; (ii) undeveloped reserves: oil and gas expected to be recovered from new wells, facilities and operating methods.

Reserve replacement ratio Measure of the reserves produced replaced by proved reserves. Indicates the company’s ability to add new reserves through exploration and purchase of property. A rate higher than 100% indicates that more reserves were added than produced in the period. The ratio should be averaged on a three-year period in order to reduce the distortion deriving from the purchase of proved property, the revision of previous estimates, enhanced recovery, improvement in recovery rates and changes in the value of reserves – in PSAs – due to changes in international oil prices. Management also calculates this ratio by excluding the effect of the purchase of proved property in order to better assess the underlying performance of the Company’s operations.

Ship or pay Clause included in natural gas transportation contracts according to which the customer for which the transportation is carried out is bound to pay for the transportation of the gas also in case the gas is not transported.

Strategic Storage Volumes of natural gas required for covering lack or reduction of supplies from extra-European sources or crises in the natural gas system.

Swap In the gas sector, the term is referred to a buy/sell contract between some counterparties and is generally aimed to the optimization of transport costs and respective commitments in purchasing and supplying.

Take-or-pay Clause included in natural gas purchase contracts according to which the purchaser is bound to pay the contractual price or a fraction of such price for a minimum quantity of the gas set in the contract also in case it is not collected by the customer. The customer has the option of collecting the gas paid and not delivered at a price equal to the residual fraction of the price set in the contract in subsequent contract years.

Upstream/Downstream The term upstream refers to all hydrocarbon exploration and production activities. The term downstream includes all activities inherent to the oil sector that are downstream of exploration and production activities.

Volatile organic compound (VOC) Fluid or vapor chemical compounds capable to evaporating easily at room temperature. Over 300 compounds fall in this category. Of these, most relevant are: aliphatic hydrocarbons, terpenes, aromatic hydrocarbons, halogenated hydrocarbons, alcohols, esters, ketones and aldehydes.

Wholesale sales Domestic sales of refined products to wholesalers/distributors (mainly gasoil), public administrations and end consumers, such as industrial plants, power stations (fuel oil), airlines (jet fuel), transport companies, big buildings and households. They do not include distribution through the service station network, marine bunkering, sales to oil and petrochemical companies, importers and international organizations.

Workover Intervention on a well for performing significant maintenance and substitution of basic equipment for the collection and transport to the surface of liquids contained in a field.

Sustainability

Carbon Disclosure Project (CDP) The Carbon Disclosure Project is an independent not-for-profit organization holding the largest database of primary corporate climate change information in the world. About three thousand organizations from 60 Countries in the world measure and disclose their greenhouse gas emissions and climate change strategies through this database.

Extractive Industries Transparency Initiative (EITI) Initiative started in 2003 by the British Government aimed at enhancing transparency of oil companies and governments by means of the regular publication of all material oil, gas and mining payments by companies to governments and all material revenues received by governments from oil, gas and mining companies.

Environmental, Social and Health Impact Assessment (ESHIA) Methodology used for assessing the potential environmental, socio-economic and health impact of design activities on population interested by such activities. It allows to identify strategies for the mitigation of any such impact.

Health Impact Assessment (HIA) Tool for assessing the impact on the health of populations of policies, plans and projects in various areas by means on quantitative, qualitative and participation techniques.

Human Rights Compliance Assessment (HRCA) Tool for the assessment of compliance with human rights international standards, prepared by the Danish Institute for Human Rights to help companies understand their responsibility in the question of respecting human rights in all their business activities. Experts of the institute prepared a self-assessment questionnaire for identifying behaviors and decisions that can impact human rights.

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International Petroleum Industry Environmental Conservation Association (IPIECA) Global oil and gas industry association for environmental and social issues that represents the main communication channel with the United Nations. It supports the oil industry in improving its social and environmental performance.

Registration, Evaluation, Authorization and Restriction of Chemicals (REACH) Integrated system for the registration, evaluation and authorization of chemical substances and their potential impacts on both human health and the environment. The EU regulation introducing it was issued in 2007 for rationalizing and improving previous legislation on chemical substances in the European Union. Its main objective is to improve knowledge of dangers and risks deriving by existing (introduced before 1981) and new (after 1981) chemical substances and at the same time maintain and improve the competitivity and innovative capacity of the European chemical industry.

Social Impact Assessment (SIA) Methodology for examining the social impact of infrastructure projects and other development initiatives. It includes analysis, monitoring and management of the desired and undesired, positive and negative, social consequences of planned action (policies, plans, programs, projects) and any social change invoked by such actions.

World Business Council for Sustainable Development (WBCSD) Association located in Geneva, Switzerland, formed for supporting the private sector in pursuing economic growth through sustainable development. It is currently composed by some 200 international companies.

Contents

Contents
Eni Annual Report / Consolidated Financial Statements

Balance sheet

January 1, 2009				December 31, 2009		December 31, 2010
Total amount	of which with related parties	(euro million)	Note	Total amount	of which with related parties	Total amount	of which with related parties
		ASSETS
		Current assets
1,939		Cash and cash equivalents	(7)	1,608		1,549
3,236		Other financial assets held for trading or available for sale	(8)	348		382
22,222	1,539	Trade and other receivables	(9)	20,348	1,355	23,636	1,356
6,082		Inventories	(10)	5,495		6,589
170		Current tax assets	(11)	753		467
1,130		Other current tax assets	(12)	1,270		938
1,870	59	Other current assets	(13)	1,307	9	1,350	9
36,649				31,129		34,911
		Non-current assets
55,933		Property, plant and equipment	(14)	59,765		67,404
1,196		Inventory - compulsory stock	(15)	1,736		2,024
11,019		Intangible assets	(16)	11,469		11,172
5,471		Equity-accounted investments	(17)	5,828		5,668
410		Other investments	(17)	416		422
1,134	356	Other financial assets	(18)	1,148	438	1,523	668
2,912		Deferred tax assets	(19)	3,558		4,864
1,881	21	Other non-current receivables	(20)	1,938	40	3,355	16
79,956				85,858		96,432
68		Assets held for sale	(31)	542		517
116,673		TOTAL ASSETS		117,529		131,860
		LIABILITIES AND SHAREHOLDERS’ EQUITY
		Current liabilities
6,359	153	Short-term debt	(21)	3,545	147	6,515	127
549		Current portion of long-term debt	(26)	3,191		963
20,515	1,253	Trade and other payables	(22)	19,174	1,241	22,575	1,297
1,949		Income taxes payable	(23)	1,291		1,515
1,660		Other taxes payable	(24)	1,431		1,659
3,863	4	Other current liabilities	(25)	1,856	5	1,620	5
34,895				30,488		34,847
		Non-current liabilities
13,929	9	Long-term debt	(26)	18,064		20,305
9,506		Provisions for contingencies	(27)	10,319		11,792
947		Provisions for employee benefits	(28)	944		1,032
5,784		Deferred tax liabilities	(29)	4,907		5,924
3,102	53	Other non-current liabilities	(30)	2,480	49	2,194	45
33,268				36,714		41,247
		Liabilities directly associated with assets held for sale	(31)	276		38
68,163		TOTAL LIABILITIES		67,478		76,132
		SHAREHOLDERS’ EQUITY	(32)
4,074		Non-controlling interest		3,978		4,522
		Eni shareholders’ equity
4,005		Share capital		4,005		4,005
40,722		Reserves		46,269		49,450
(6,757)		Treasury shares		(6,757)		(6,756)
(2,359)		Interim dividend		(1,811)		(1,811)
8,825		Net profit		4,367		6,318
44,436		Total Eni shareholders’ equity		46,073		51,206
48,510		TOTAL SHAREHOLDERS’ EQUITY		50,051		55,728
116,673		TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		117,529		131,860

Contents
Eni Annual Report / Consolidated Financial Statements

Profit and loss account

2008	2009	2010

(euro million)	Note	Total amount	of which with related parties	Total amount	of which with related parties	Total amount	of which with related parties
REVENUES
Net sales from operations	(35)	108,082	5,048	83,227	3,300	98,523	3,274
Other income and revenues		728	39	1,118	26	956	58
		108,810		84,345		99,479
OPERATING EXPENSES	(36)
Purchases, services and other		76,350	6,298	58,351	4,999	69,135	5,825
- of which non-recurring charge (income)		(21)		250		(246)
Payroll and related costs		4,004		4,181		4,785
OTHER OPERATING (EXPENSE) INCOME		(124)	58	55	44	131	41
DEPRECIATION, DEPLETION, AMORTIZATION AND IMPAIRMENTS		9,815		9,813		9,579
OPERATING PROFIT		18,517		12,055		16,111
FINANCE INCOME (EXPENSE)	(37)
Finance income		7,985	42	5,950	27	6,117	41
Finance expense		(8,198)	(17)	(6,497)	(4)	(6,713)
Derivative financial instruments		(427)		(4)		(131)
		(640)		(551)		(727)
INCOME (EXPENSE) FROM INVESTMENTS	(38)
Share of profit (loss) of equity-accounted investments		640		393		537
Other gain (loss) from investments		733		176		619
		1,373		569		1,156
PROFIT BEFORE INCOME TAXES		19,250		12,073		16,540
Income taxes	(39)	(9,692)		(6,756)		(9,157)
Net profit		9,558		5,317		7,383
Attributable to:
- Eni		8,825		4,367		6,318
- Non-controlling interest	(32)	733		950		1,065
		9,558		5,317		7,383
Earnings per share attributable to Eni (euro per share)	(40)
Basic		2.43		1.21		1.74
Diluted		2.43		1.21		1.74

Contents
Eni Annual Report / Consolidated Financial Statements

Statement of comprehensive income

(euro million)	Note	2008	2009	2010
Net profit		9,558	5,317	7,383
Other items of comprehensive income
Foreign currency translation differences		1,077	(869)	2,169
Change in the fair value of cash flow hedging derivatives	(32)	1,969	(481)	443
Change in the fair value of available-for-sale securities	(32)	3	1	(9)
Share of "Other comprehensive income" on equity-accounted entities			2	(10)
Taxation	(32)	(767)	202	(175)
		2,282	(1,145)	2,418
Total comprehensive income		11,840	4,172	9,801
Attributable to:
- Eni		11,148	3,245	8,699
- Non-controlling interest		692	927	1,102
		11,840	4,172	9,801

Contents
Eni Annual Report / Consolidated Financial Statements

Statements of changes in shareholders’ equity

Eni shareholders’ equity

(euro million)	Share capital	Legal reserve of Eni SpA	Reserve for treasury shares	Reserve related to the fair value of cash flow hedging derivatives net of the tax effect	Reserve related to the fair value of available-for-sale securities net of the tax effect	Other reserves	Cumulative currency translation differences	Treasury shares	Retained earnings	Interim dividend	Net profit for the year	Total	Non-controlling interest	Total shareholders’ equity

Balance at December 31, 2007	4,005	959	7,207	(1,344)	2	428	(2,233)	(5,999)	29,591	(2,199)	10,011	40,428	2,439	42,867
Net profit for the year											8,825	8,825	733	9,558
Other items of comprehensive income
Change in the fair value of cash flow hedge derivatives net of the tax effect				1,255								1,255	(52)	1,203
Change in the fair value of avaible-for-sale securities net of the tax effect					2							2		2
Foreign currency translation differences				25			1,264		(223)			1,066	11	1,077
				1,280	2		1,264		(223)			2,323	(41)	2,282
Total recognized income and (expense) for the year				1,280	2		1,264		(223)		8,825	11,148	692	11,840
Transactions with shareholders
Dividend distribution of Eni SpA (euro 0.70 per share in settlement of 2007 interim dividend of euro 0.60 per share)										2,199	(4,750)	(2,551)		(2,551)
Interim dividend distribution of Eni SpA (euro 0.65 per share)										(2,359)		(2,359)		(2,359)
Dividend distribution of other companies													(297)	(297)
Payments by non-controlling interest													20	20
Allocation of 2007 net profit									5,261		(5,261)
Share repurchased								(778)				(778)		(778)
Treasury shares sold under incentive plans for Eni managers			(20)			13		20	(1)			12		12
Difference between the carrying amount and strike price of stock options exercised by Eni managers									2			2		2
Net effect related to the purchase of treasury shares by Saipem SpA													(31)	(31)
Put option granted to Publigaz SCRL (the Distrigas NV non-controlling interest)						(1,495)						(1,495)		(1,495)
Non-controlling interest recognized following the acquisition of Distrigas NV and Hindustan Oil Exploration Co Ltd													1,261	1,261
			(20)			(1,482)		(758)	5,262	(160)	(10,011)	(7,169)	953	(6,216)
Other changes in shareholders’ equity
Cost related to stock options and stock grant									18			18		18
Other changes				(26)					37			11	(10)	1
				(26)					55			29	(10)	19
Balance at December 31, 2008	4,005	959	7,187	(90)	4	(1,054)	(969)	(6,757)	34,685	(2,359)	8,825	44,436	4,074	48,510

Contents
Eni Annual Report / Consolidated Financial Statements

continued Statements of changes in shareholders’ equity

Eni shareholders’ equity

(euro million)	Share capital	Legal reserve of Eni SpA	Reserve for treasury shares	Reserve related to the fair value of cash flow hedging derivatives net of the tax effect	Reserve related to the fair value of available-for-sale securities net of the tax effect	Other reserves	Cumulative currency translation differences	Treasury shares	Retained earnings	Interim dividend	Net profit for the year	Total	Non-controlling interest	Total shareholders’ equity

Balance at December 31, 2008	4,005	959	7,187	(90)	4	(1,054)	(969)	(6,757)	34,685	(2,359)	8,825	44,436	4,074	48,510
Net profit for the year											4,367	4,367	950	5,317
Other items of comprehensive income
Change in the fair value of cash flow hedge derivatives net of the tax effect				(279)								(279)		(279)
Change in the fair value of available-for-sale securities net of the tax effect					1							1		1
Share of "Other comprehensive income" on equity-accounted entities						2						2		2
Foreign currency translation differences				1			(696)		(151)			(846)	(23)	(869)
				(278)	1	2	(696)		(151)			(1,122)	(23)	(1,145)
Total recognized income and (expense) for the year				(278)	1	2	(696)		(151)		4,367	3,245	927	4,172
Transactions with shareholders
Dividend distribution of Eni SpA (euro 0.65 per share in settlement of 2008 interim dividend of euro 0.65 per share)										2,359	(4,714)	(2,355)		(2,355)
Interim dividend distribution of Eni SpA (euro 0.50 per share)										(1,811)		(1,811)		(1,811)
Dividend distribution of other companies													(350)	(350)
Payments by non-controlling interest													1,560	1,560
Allocation of 2008 net profit									4,111		(4,111)
Put option granted to Publigaz SCRL (the Distrigas NV non-controlling interest)						1,495						1,495		1,495
Effect related to the purchase of Italgas SpA and Stoccaggi Gas SpA by Snam Rete Gas SpA						1,086						1,086	(1,086)
Non-controlling interest acquired following the mandatory tender offer and the squeeze-out on the shares of Distrigas NV													(1,146)	(1,146)
						2,581			4,111	548	(8,825)	(1,585)	(1,022)	(2,607)
Other changes in shareholders’ equity
Utilization of the reserve for the acquisition of treasury shares			(430)			1			429
Cost related to stock options									13			13		13
Stock option expired									(7)			(7)		(7)
Other changes				(71)		(38)			80			(29)	(1)	(30)
			(430)	(71)		(37)			515			(23)	(1)	(24)
Balance at December 31, 2009	4,005	959	6,757	(439)	5	1,492	(1,665)	(6,757)	39,160	(1,811)	4,367	46,073	3,978	50,051

Contents
Eni Annual Report / Consolidated Financial Statements

continued Statements of changes in shareholders’ equity

Eni shareholders’ equity

(euro million)	Share capital	Legal reserve of Eni SpA	Reserve for treasury shares	Reserve related to the fair value of cash flow hedging derivatives net of the tax effect	Reserve related to the fair value of available-for-sale securities net of the tax effect	Other reserves	Cumulative currency translation differences	Treasury shares	Retained earnings	Interim dividend	Net profit for the year	Total	Non-controlling interest	Total shareholders’ equity

Balance at December 31, 2009 (Note 32)	4,005	959	6,757	(439)	5	1,492	(1,665)	(6,757)	39,160	(1,811)	4,367	46,073	3,978	50,051
Net profit for the year											6,318	6,318	1,065	7,383
Gains (losses) recognized directly in equity
Change in the fair value of cash flow hedge derivatives net of the tax effect (Note 32)				267								267		267
Change in the fair value of available-for-sale securities net of the tax effect (Note 32)					(8)							(8)		(8)
Share of "Other comprehensive income" on equity-accounted entities						(5)						(5)	(5)	(10)
Foreign currency translation differences				(2)			2,204		(75)			2,127	42	2,169
				265	(8)	(5)	2,204		(75)			2,381	37	2,418
Total recognized income and (expense) for the year				265	(8)	(5)	2,204		(75)		6,318	8,699	1,102	9,801
Transactions with shareholders
Dividend distribution of Eni SpA (euro 0.50 per share in settlement of 2009 interim dividend of euro 0.50 per share)										1,811	(3,622)	(1,811)		(1,811)
Interim dividend distribution of Eni SpA (euro 0.50 per share)										(1,811)		(1,811)		(1,811)
Dividend distribution of other companies													(514)	(514)
Allocation of 2009 net profit									745		(745)
Effect related to the purchase of Italgas SpA and Stoccaggi Gas SpA by Snam Rete Gas SpA						56						56	(56)
Treasury shares sold following the exercise of stock options by Eni managers			(1)					1	1			1		1
Treasury shares sold following the exercise of stock options by Saipem and Snam Rete Gas managers									10			10	27	37
Non-controlling interest recognized following the acquisition of the control stake in the share capital of Altergaz SA													7	7
Non-controlling interest excluded following the divestment of the control stake in the share capital of GreenStream BV													(37)	(37)
			(1)			56		1	756		(4,367)	(3,555)	(573)	(4,128)
Other changes in shareholders’ equity
Cost related to stock options									7			7		7
Stock option expired									(6)			(6)		(6)
Stock warrants on Altergaz SA						(25)						(25)		(25)
Other changes									13			13	15	28
						(25)			14			(11)	15	4
Balance at December 31, 2010 (Note 32)	4,005	959	6,756	(174)	(3)	1,518	539	(6,756)	39,855	(1,811)	6,318	51,206	4,522	55,728

Contents
Eni Annual Report / Consolidated Financial Statements

Statement of cash flows

(euro million)	Note	2008	2009	2010
Net profit of the year		9,558	5,317	7,383
Adjustments to reconcile net profit to net cash provided by operating activities
Depreciation, depletion and amortization	(36)	8,422	8,762	8,881
Impairments of tangible and intangible assets, net	(36)	1,393	1,051	698
Share of profit (loss) of equity-accounted investments	(38)	(640)	(393)	(537)
Gain on disposal of assets, net		(219)	(226)	(552)
Dividend income	(38)	(510)	(164)	(264)
Interest income		(592)	(352)	(96)
Interest expense		809	603	571
Income taxes	(39)	9,692	6,756	9,157
Other changes		(375)	(319)	(39)
Changes in working capital:
- inventories		546	52	(1,150)
- trade receivables		(479)	1,431	(1,918)
- trade payables		1,171	(2,559)	2,770
- provisions for contingencies		387	517	588
- other assets and liabilities		2,864	(636)	(2,010)
Cash flow from changes in working capital		4,489	(1,195)	(1,720)
Net change in the provisions for employee benefits		(8)	16	21
Dividends received		1,150	576	799
Interest received		266	594	126
Interest paid		(852)	(583)	(600)
Income taxes paid, net of tax receivables received		(10,782)	(9,307)	(9,134)
Net cash provided by operating activities		21,801	11,136	14,694
- of which with related parties	(42)	(62)	(1,188)	(1,749)
Investing activities:
- tangible assets	(14)	(12,082)	(12,032)	(12,308)
- intangible assets	(16)	(2,480)	(1,663)	(1,562)
- consolidated subsidiaries and businesses		(3,634)	(25)	(143)
- investments	(17)	(385)	(230)	(267)
- securities		(152)	(2)	(50)
- financing receivables		(710)	(972)	(866)
- change in payables and receivables in relation to investing activities and capitalized depreciation		367	(97)	261
Cash flow from investing activities		(19,076)	(15,021)	(14,935)
Disposals:
- tangible assets		318	111	272
- intangible assets		2	265	57
- consolidated subsidiaries and businesses		149		215
- investments		510	3,219	569
- securities		145	164	14
- financing receivables		1,293	861	841
- change in payables and receivables in relation to disposals		(299)	147	2
Cash flow from disposals		2,118	4,767	1,970
Net cash used in investing activities (*)		(16,958)	(10,254)	(12,965)
- of which with related parties	(42)	(1,598)	(1,262)	(1,626)

Contents
Eni Annual Report / Consolidated Financial Statements

continued Statement of cash flows

(euro million)	Note	2008	2009	2010
Proceeds from long-term debt		3,774	8,774	2,953
Repayments of long-term debt		(2,104)	(2,044)	(3,327)
Increase (decrease) in short-term debt		(690)	(2,889)	2,646
		980	3,841	2,272
Net capital contributions by non-controlling interest		20	1,551
Net acquisition of treasury shares different from Eni SpA		(50)	9	37
Acquisition of additional interests in consolidated subsidiaries			(2,068)
Dividends paid to Eni’s shareholders		(4,910)	(4,166)	(3,622)
Dividends paid to non-controlling interest		(297)	(350)	(514)
Net purchase of treasury shares		(768)
Net cash used in financing activities		(5,025)	(1,183)	(1,827)
- of which with related parties	(42)	14	(14)	(23)
Effect of change in consolidation (inclusion/exclusion of significant/insignificant subsidiaries)		(1)
Effect of exchange rate changes on cash and cash equivalents and other changes		8	(30)	39
Net cash flow for the year		(175)	(331)	(59)
Cash and cash equivalents - beginning of the year	(7)	2,114	1,939	1,608
Cash and cash equivalents - end of the year	(7)	1,939	1,608	1,549
(*)	Net cash used in investing activities included investments in certain financial assets to absorb temporary surpluses of cash or as part of our ordinary management of financing activities. Due to their nature and the circumstance that they are very liquid, these financial assets are netted against finance debt in determining net borrowings. For the definition of net borrowings, see "Financial Review".
Cash flows of such investments were as follows:

(euro million)	2008	2009	2010
Financing investments:
- securities	(74)	(2)	(50)
- financing receivables	(99)	(36)	(13)
	(173)	(38)	(63)
Disposal of financing investments:
- securities	145	123	5
- financing receivables	939	311	32
	1,084	434	37
Net cash flows from financing activities	911	396	(26)

Contents
Eni Annual Report / Consolidated Financial Statements

Supplemental cash flow information

(euro million)	2008	2009	2010
Effect of investment of companies included in consolidation and businesses
Current assets	1,938	7	409
Non-current assets	7,442	47	316
Net borrowings	1,543	4	13
Current and non-current liabilities	(3,598)	(29)	(457)
Net effect of investments	7,325	29	281
Non-controlling interest	(1,261)		(7)
Fair value of investments held before the acquisition of control	(601)		(76)
Purchase price	5,463	29	198
less:
Cash and cash equivalents	(1,829)	(4)	(55)
Cash flow on investments	3,634	25	143

Effect of disposal of consolidated subsidiaries and businesses
Current assets	277		82
Non-current assets	299		855
Net borrowings	(118)		(267)
Current and non-current liabilities	(270)		(302)
Net effect of disposals	188		368
Fair value of share capital held after the sale of control			(149)
Gain on disposal	25		309
Non-controlling interest	(1)		(46)
Selling price	212		482
less:
Cash and cash equivalents	(63)		(267)
Cash flow on disposals	149		215

Contents
Eni Annual Report / Notes to the Consolidated Financial Statements

Notes to the Consolidated Financial Statements

1 Basis of presentation

The Consolidated Financial Statements of Eni Group have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and adopted by the European Union (EU) pursuant to Article 6 of the EC Regulation No. 1606/2002, of the European Parliament and of the Council of July 19, 2002 and in accordance with Article 9 of Legislative Decree No. 38/2005[1]. Oil and natural gas exploration and production activity is accounted for in conformity with internationally accepted accounting principles. Specifically, this concerns the determination of the amortization expenses using the unit-of-production method and the recognition of the production-sharing agreement and buy- back contracts. The Consolidated Financial Statements have been prepared on a historical cost basis, taking into account where appropriate of any value adjustments, except for certain items that under IFRS must be recognized at fair value as described in the summary of significant accounting policies paragraph.
The Consolidated Financial Statements include the statutory accounts of Eni SpA and the accounts of subsidiaries where the company holds the right to directly or indirectly exercise control, determine financial and management decisions and obtain economic and financial benefits. For entities acting as sole-operator in the management of oil and gas contracts on behalf of companies participating in a joint venture, the activities are financed proportionately based on a budget approved by the participating companies upon presentation of periodical reports of proceeds and expenses. Costs and revenues and other operating data (production, reserves, etc.) of the project, as well as the related obligations arising from the project, are recognized proportionally directly in the financial statements of the companies involved. The exclusion from consolidation of some subsidiaries, which are not material either individually or overall, has not produced significant[2] economic and financial effects on the Consolidated Financial Statements. These interests are accounted for as described below under the item "Financial fixed assets".
Subsidiaries’ financial statements are audited by the independent auditors who examine and certify also the information required for the preparation of the Consolidated Financial Statements. The 2010 Consolidated Financial Statements approved by Eni’s Board of Directors on March 10, 2011, were audited by the independent auditor Reconta Ernst & Young SpA. The independent auditor of Eni SpA, as the main auditor is wholly in charge of the auditing activities of the Consolidated Financial Statements; when there are other independent auditors, it takes the responsibility of their work. Amounts in the financial statements and in the notes are expressed in millions of euros (euro million).

2 Principles of consolidation

Interest in consolidated companies

Assets and liabilities, revenues and expenses related to fully consolidated subsidiaries are wholly incorporated in the Consolidated Financial Statements; the book value of interests in these subsidiaries is eliminated against the corresponding share of the shareholders’ equity by attributing to each of the balance sheet items its fair value at the acquisition date. When acquired, the net equity of controlled subsidiaries is initially recognized at fair value. The excess of the purchase price of an acquired entity over the total fair value assigned to assets acquired and liabilities assumed is recognized as goodwill; negative goodwill is recognized in the profit and loss account.
Equity and net profit of non controlling interests are included in specific lines of equity and profit and loss account. If the partial control is acquired, this share of equity is determined using the proportionate share of the fair value of assets and liabilities, excluding any related goodwill, at the time when control is acquired (partial goodwill); as an alternative, it is allowed the recognition of the entire amount of goodwill deriving from the acquisition, taking into account therefore also the portion attributable to the non-controlling interests (full goodwill method); on this regard, the non-controlling interests are measured at their total fair value which therefore includes the goodwill attributable to them[3]. The method of measuring goodwill (partial goodwill or full goodwill) is selective for each business combination.
The purchase of additional ownership interests in subsidiaries from non-controlling interests is recognized in equity and represents the excess of the amount paid over the carrying value of the non-controlling interests acquired; similarly, are recognized in equity the effects associated with the sale of non controlling interests in consolidated subsidiaries without loss of control.

Inter-company transactions

Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated.
Unrealized losses are not eliminated since they are considered an impairment indicator of the asset transferred.

Foreign currency translation

Financial statements of foreign companies having a functional currency other than the euro, that represents the Group’s functional currency, are translated into the presentation currency using closing exchange rates for assets and liabilities, historical exchange rates for equity accounts and average rates for the period for the profit and loss account (source: Bank of Italy). Cumulative exchange rate differences resulting from this translation are recognized in shareholders’ equity under "Other reserves" in proportion to the

(1)		Differences in certain respects between IFRS as endorsed by the EU and IFRS as issued by IASB are on matters that do not relate to Eni. On this basis, the Consolidated Financial Statements are fully compliant with IFRS as issued by the IASB and effective for the year 2010.
(2)	i	According to the requirements of the Framework of international accounting standards, information is material if its omission or misstatement could influence the economic decisions that users make on the basis of the financial statements.
(3)	i	The choice between partial goodwill and full goodwill method is available also for business combinations resulting in the recognition of a "negative goodwill" in profit or loss account (gain on bargain purchase).

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Group’s interest and under "Non-controlling interest" for the portion related to non-controlling interests’ share. Cumulative exchange rate differences are charged to the profit and loss account when the entity disposes the entire interest in a foreign operation or at the loss of control of a foreign subsidiary. On the partial disposal, without losing control, the proportionate share of cumulative amount of exchange differences related to the disposed interest is recognized in equity to	non-controlling interests. Financial statements of foreign subsidiaries which are translated into the euro are denominated in the functional currencies of the Countries where the entities operate. The US dollar is the prevalent functional currency for the entities that do not use the euro. The main foreign exchange rates used to translate the financial statements adopting a different functional currency are indicated below:

(currency amount for euro 1)	Annual average exchange rate 2008	Exchange rate at Dec. 31, 2008	Annual average exchange rate 2009	Exchange rate at Dec. 31, 2009	Annual average exchange rate 2010	Exchange rate at Dec. 31, 2010
U.S. Dollar	1.47	1.39	1.39	1.44	1.33	1.34
Pound Sterling	0.80	0.95	0.89	0.89	0.86	0.86
Norwegian Krone	8.22	9.75	8.73	8.30	8.00	7.80
Australian Dollar	1.74	2.03	1.77	1.60	1.44	1.31
Hungarian Forint	251.51	266.70	280.33	270.42	275.48	277.95

3 Summary of significant accounting policies

The most significant accounting policies used in the preparation of the Consolidated Financial Statements are described below.

Current assets

Held for trading financial assets and available-for-sale financial assets are measured at fair value with gains or losses recognized in the profit and loss account under "Financial income (expense)"[4] and to the equity reserve related to other comprehensive income, respectively. In the latter case, changes in fair value recognized in equity are charged to the profit and loss account when they are impaired or realized. The objective evidence that an impairment loss has occurred is verified considering, interalia, significant breaches of contracts, serious financial difficulties or the high probability of insolvency of the counterparty; asset write downs are included in the carrying amount.
Available-for-sale financial assets include financial assets other than derivative financial instruments, loans and receivables, held for trading financial assets and held-to-maturity financial assets.
The fair value of financial instruments is determined by market quotations or, in their absence, it is estimated adopting suitable financial valuation models which take into account all the factors adopted by market operators and prices obtained in similar recent transactions in the market.
Interests and dividends on financial assets stated at fair value with gains or losses reflected in the profit and loss account are accounted for on an accrual basis in "Financial income (expense)" and "Other gain (loss) from investments", respectively. When the purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the time frame generally established by regulation or convention in the market place concerned, the transaction is accounted for on the settlement date.
Receivables are measured at amortized cost (see item "Financial fixed assets" below).

Transferred financial assets are derecognized when the contractual rights to receive the cash flows of the financial assets are transferred together with the risks and rewards of the ownership.
Inventories, including compulsory stocks and excluding contract work in progress, are stated at the lower of purchase or production cost and net realizable value. Net realizable value is the estimated selling price less the costs to sell, or, with reference to inventories of crude oil and petroleum products already included in binding sale contracts, the contractual sale price. Inventories of natural gas which are principally acquired with the purpose of selling in the near future and generating a profit from fluctuations in price are measured at fair value less costs to sell.
The cost for inventories of hydrocarbons (crude oil, condensates and natural gas) and petroleum products is determined by applying the weighted-average cost method on a three-month basis, or monthly, when it is justified by the use and the turnover of inventories of crude oil and petroleum products; the cost for inventories of the Petrochemical segment is determined by applying the weighted-average cost on an annual basis.
Contract work in progress is measured using the cost-to-cost method whereby contract revenue is recognized based on the stage of completion as determined by the cost incurred. Advances are deducted from inventories within the limits of contractual considerations; any excess of such advances over the value of the inventories is recorded as a liability. Losses related to construction contracts are recognized immediately as an expense when it is probable that total contract costs will exceed total contract revenues. Contract work in progress not yet invoiced, whose payment will be made in a foreign currency, is translated to euro using the current exchange rates at year end and the effect of rate changes is reflected in the profit and loss account.
When take-or-pay clauses are included in long term natural gas purchase contracts, uncollected gas volumes which imply the "pay" clause, measured using the price formulas contractually defined, are recognized under "Other assets" as "Deferred costs" as an offset to "Other payables" or, after the settlement, to "Cash and Cash

(4)	i	Starting from 2009, changes in the fair value of non-hedging derivatives on commodities, also including the effects of settlements, are recognized in the profit and loss account item "Other operating income (expense)".

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equivalents". The allocated deferred costs are charged to the profit and loss account: (i) when natural gas is actually delivered – the related cost is included in the determination of the weighted-average cost of inventories; and (ii) for the portion which is not recoverable, when it is not possible to collect gas that was previously uncollected within the contractually defined deadlines. Furthermore, the allocated deferred costs are tested for economic recoverability by comparing the related carrying amount and their net realizable value, measured adopting the same criteria described for inventories.
Hedging instruments are described in the section "Derivative Instruments".

Non-current assets

Property, plant and equipment[5]
Tangible assets, including investment properties, are recognized using the cost model and stated at their purchase or self-construction cost including any costs directly attributable to bringing the asset into operation. In addition, when a substantial period of time is required to make the asset ready for use, the purchase price or self-construction cost includes the borrowing costs incurred that could have otherwise been saved had the investment not been made.
In the case of a present obligation for the dismantling and removal of assets and the restoration of sites, the carrying value includes, with a corresponding entry to a specific provision, the estimated (discounted) costs to be incurred at the moment the asset is retired. Changes in estimate of the carrying amounts of provisions due to the passage of time and changes in discount rates are recognized under "Provisions for contingencies"[6].
Property, plant and equipment is not revalued for financial reporting purposes.
Assets carried under financial leasing or concerning arrangements that do not take the legal form of a finance lease but substantially transfer all the risks and rewards of ownership of the leased asset are recognized at fair value, net of taxes due from the lessor or, if lower, at the present value of the minimum lease payments. Leased assets are included within property, plant and equipment. A corresponding financial debt payable to the lessor is recognized as a financial liability. These assets are depreciated using the criteria described below. When the renewal is not reasonably certain, leased assets are depreciated over the shorter of the lease term or the estimated useful life of the asset. Expenditures on renewals, improvements and transformations which provide additional economic benefits are capitalized to property, plant and equipment. Tangible assets, from the moment they begin or should begin to be used, are depreciated systematically using a straight-line method over their useful life[7] which is an estimate of the period over which the assets will be used by the company. When tangible assets are composed of more than one significant element with different useful lives, each component is depreciated separately.

The amount to be depreciated is the book value less the estimated net realizable value at the end of the useful life, if it is significant and can be reasonably determined. Land is not depreciated, even when purchased with a building. Tangible assets held for sale are not depreciated (see item "Non-current assets held for sale" below). Assets that can be used free of charge by third parties are depreciated over the shorter term of the duration of the concession or the asset’s useful life. Replacement costs of identifiable components in complex assets are capitalized and depreciated over their useful life; the residual book value of the component that has been substituted is charged to the profit and loss account. Expenditures for ordinary maintenance and repairs are expensed as incurred. The carrying value of property, plant and equipment is reviewed for impairment whenever events indicate that the carrying amounts for those assets may not be recoverable. The recoverability of an asset is assessed by comparing its carrying value with the recoverable amount, which is the higher of fair value less costs to sell or its value in use. If there is no binding sales agreement, fair value is estimated on the basis of market values, recent transactions, or the best available information that shows the proceeds that the company could reasonably expect to collect from the disposal of the asset. Value in use is the present value of the future cash flows expected to be derived from the use of the asset and, if significant and reasonably determinable, the cash flows deriving from its disposal at the end of its useful life, net of disposal costs. Cash flows are determined on the basis of reasonable and documented assumptions that represent the best estimate of the future economic conditions during the remaining useful life of the asset, giving more importance to independent assumptions. Oil, natural gas and petroleum products prices (and to prices for products which derive there from) used to quantify the expected future cash flows are estimated based on forward prices prevailing in the marketplace for the first four years and management’s long-term planning assumptions thereafter. Discounting is carried out at a rate that reflects a current market valuation of the time value of money and of those specific risks of the asset that are not reflected in the estimate of the future cash flows. In particular, the discount rate used is the Weighted Average Cost of Capital (WACC) adjusted for the specific Country risk of the activity. The evaluation of the specific Country risk to be included in the discount rate is provided by external parties. The WACC differs considering the risk associated with individual operating segments; in particular for the assets belonging to the Gas & Power and Engineering & Construction segments, taking into account the different risk compared with Eni, specific WACC rates have been defined (for Gas & Power segment on the basis of a sample of companies operating in the same segment; for Engineering & Construction segment on the basis of the market quotation); WACC used for impairments in the Gas & Power segment is adjusted to take into consideration the risk premium of the specific Country of the activity while WACC used for impairments in the Engineering & Construction segment is not adjusted for Country

(5)	i	Recognition and evaluation criteria of exploration and production activities are described in the section "Exploration and production activities" below.
(6)		The company recognizes material provisions for the retirement of assets in the Exploration & Production business. No significant asset retirement obligations associated with any legal obligations to retire refining, marketing and transportation (downstream) and chemical long-lived assets are generally recognized, as undetermined settlement dates for asset retirements do not allow a reasonable estimate of the fair value of the associated retirement obligation. The company performs periodic reviews of its downstream and chemical long-lived assets for any changes in facts and circumstances that might require recognition of a retirement obligation.
(7)		With reference to the preparation of the Consolidated Financial Statements 2010, prospectively starting from January 1, 2010, management has reviewed: (i) the useful life of pipelines (from 40 to 50 years), consistently with the review made by the Electricity and Gas Authority for tariff purposes. The positive impact on annual results has been euro 31 million (gross of taxes); and (ii) the residual useful lives of refineries and related facilities due to a change in the expected pattern of consumption of the expected future economic benefit embodied in those assets. In doing so, the Company has aligned with practices prevailing among integrated oil companies, particularly the European companies. Management’s conclusions have been supported by an independent technical review. The positive impact on annual results has been euro 76 million (gross of taxes).

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risk as most of the company assets are not located in a specific Country. For the regulated activities, the discount rate used for the measurement of the value in use is equal to the rate return defined by the Regulator. For the other segments, a single WACC is used considering that the risk is the same to that of Eni as a whole. Value in use is calculated net of the tax effect as this method results in values similar to those resulting from discounting pre-tax cash flows at a pre-tax discount rate deriving, through an iteration process, from a post-tax valuation. Valuation is carried out for each single asset or, if the realizable value of a single asset cannot be determined, for the smallest identifiable group of assets that generates independent cash inflows from their continuous use, the so-called "cash generating unit". When the reasons for their impairment cease to exist, Eni makes a reversal that is recognized in the profit or loss account as income from asset revaluation. This reversed amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years.

Intangible assets
Intangible assets are assets without physical substance, controlled by the company and able to produce future economic benefits, and goodwill acquired in business combinations. An asset is classified as intangible when management is able to distinguish it clearly from goodwill. This condition is normally met when: (i) the intangible asset arises from contractual or legal rights, or (ii) the asset is separable, i.e. can be sold, transferred, licensed, rented or exchanged, either individually or as an integral part of other assets. An entity controls an asset if it has the power to obtain the future economic benefits generated by the underlying asset and to restrict the access of others to those cash flows.
Intangible assets are initially stated at cost as determined by the criteria used for tangible assets and they are not revalued for financial reporting purposes.
Intangible assets with a definite useful life are amortized systematically over their useful life estimated as the period over which the assets will be used by the company; the amount to be amortized and the recoverability of the carrying amount are verified in accordance with the criteria described in the section "Property, plant and equipment".
Goodwill and other intangible assets with an indefinite useful life are not amortized. The recoverability of their carrying value is reviewed at least annually and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Goodwill is tested for impairment at the level of the smallest aggregate on which the company, directly or indirectly, evaluates the return on the capital expenditure to which goodwill relates. When the carrying amount of the cash generating unit, including goodwill allocated thereto, exceeds the cash generating unit’s recoverable amount[8], the excess is recognized as impairment. The impairment loss is first allocated to reduce the carrying amount of goodwill; any remaining excess to be allocated to the assets of the unit is applied pro-rata on the basis of the carrying amount of each asset in the unit. Impairment charges against goodwill are not reversed[9].
Costs of technological development activities are capitalized when:
(i) the cost attributable to the development activity can be reasonably determined; (ii) there is the intention, availability of funding and technical capacity to make the asset available for use or sale; and (iii) it can be demonstrated that the asset is able to generate future economic benefits.
Intangible assets also include public to private service concession arrangements concerning the development, financing, operation and maintenance of infrastructures under concession, in which:
(i) the grantor controls or regulates what services the operator must provide with the infrastructure, and at what price; and (ii) the grantor controls – by the ownership, beneficial entitlement or otherwise – any significant residual interest in the infrastructure at the end of the concession arrangement.
According to the agreements, the operator has the right to operate the infrastructure, controlled by the grantor, in order to provide the public service[10].

Exploration and production activities11 12

Acquisition of mineral rights
Costs associated with the acquisition of mineral rights are capitalized in connection with the assets acquired (such as exploratory potential, probable and possible reserves and proved reserves). When the acquisition is related to a set of exploratory potential and reserves, the cost is allocated to the different assets acquired on the basis of the value of the relevant discounted cash flows. Expenditure for the exploratory potential, represented by the costs for the acquisition of the exploration permits and for the extension of existing permits, is recognized under "Intangible assets" and is amortized on a straight-line basis over the period of the exploration as contractually established. If the exploration is abandoned, the residual expenditure is charged to the profit and loss account. Acquisition costs for proved reserves and for possible and probable reserves are recognized in the balance sheet as assets. Costs associated with proved reserves are amortized on a UOP basis, as detailed in the section "Development", considering both developed and undeveloped reserves. Expenditures associated with possible and probable reserves are not amortized until classified as proved reserves; in case of a negative result, the costs are charged to the profit and loss account.

(8)	i	For the definition of recoverable amount see item "Property, plant and equipment".
(9)	i	Impairment charges recognized in an interim period are not reversed also when, considering conditions existing in a subsequent interim period, they would have been recognized in a smaller amount or would not have been recognized.
(10)		When the operator has an unconditional contractual right to receive cash or another financial asset from or at the direction of the grantor, considerations received or receivable by the operator for construction or upgrade of infrastructure are recognized as a financial asset.
(11)		IFRS does not have specific criteria for hydrocarbon exploration and production activities. Eni continues to use existing accounting policies for exploration and evaluation of assets previously applied before the introduction of IFRS 6 "Exploration for and evaluation of mineral resources".
(12)		With reference to the preparation of the Consolidated Financial Statements 2010, prospectively starting from April 1, 2010, En has updated the natural gas conversion factor from 5,742 to 5,550 standard cubic feet of gas per barrel of oil equivalent. This update reflected changes in Eni’s gas properties that took place in recent years and was assessed by collecting data on the heating power of gas in all Eni’s 230 gas fields on stream at the end of 2009. Therefore, starting from second quarter 2010, UOP depreciation rate for oil and gas assets is defined considering productions and reserves determined using updated gas conversion factor to oil and gas joint production reservoirs. The effect of this update on production expressed in boe was 26 kboe/d for the full year 2010. Other per boe indicators were only marginally affected by the update (e.g. realization prices, costs per boe) and also negligible was the impact on depletion charges. Other oil companies may use different conversion rates.

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Eni Annual Report / Notes to the Consolidated Financial Statements

Exploration
Costs associated with exploratory activities for oil and gas producing properties incurred both before and after the acquisition of mineral rights (such as acquisition of seismic data from third parties, test wells and geophysical surveys) are initially capitalized in order to reflect their nature as an investment and subsequently amortized in full when incurred.

Development
Development costs are those costs incurred to obtain access to proved reserves and to provide facilities for extracting, gathering and storing oil and gas. They are then capitalized within property, plant and equipment and amortized generally on a UOP basis, as their useful life is closely related to the availability of feasible reserves. This method provides for residual costs at the end of each quarter to be amortized at a rate representing the ratio between the volumes extracted during the quarter and the proved developed reserves existing at the end of the quarter, increased by the volumes extracted during the quarter. This method is applied with reference to the smallest aggregate representing a direct correlation between investments and proved developed reserves. Costs related to unsuccessful development wells or damaged wells are expensed immediately as losses on disposal. Impairments and reversal of impairments of development costs are made on the same basis as those for tangible assets.

Production
Production costs are those costs incurred to operate and maintain wells and field equipment and are expensed as incurred.

Production-sharing agreements and buy-back contracts
Oil and gas reserves related to production-sharing agreements and buy-back contracts are determined on the basis of contractual clauses related to the repayment of costs incurred for the exploration, development and production activities executed through the use of company’s technologies and financing (Cost Oil) and the company’s share of production volumes not destined to cost recovery (Profit Oil). Revenues from the sale of the production entitlements against both Cost Oil and Profit Oil are accounted for on an accrual basis whilst exploration, development and production costs are accounted for according to the policies mentioned above. The company’s share of production volumes and reserves representing the Profit Oil includes the share of hydrocarbons which corresponds to the taxes to be paid, according to the contractual agreement, by the national government on the behalf of the company. As a consequence the company has to recognize at the same time an increase in the taxable profit, through the increase of the revenues, and a tax expense.

Retirement
Costs expected to be incurred with respect to the retirement of a well, including costs associated with removal of production facilities, dismantlement and site restoration, are capitalized and amortized on a UOP basis, consistent with the policy described under "Property, plant and equipment".

Grants
Grants related to assets are recorded as a reduction of purchase price or production cost of the related assets when there is reasonable assurance that all the required conditions attached to them, agreed upon with government entities, have been met.
Grants not related to capital expenditure are recognized in the profit and loss account.

Financial fixed assets

Investments
Investments in subsidiaries excluded from consolidation, jointly controlled entities and associates are accounted for using the equity method[13]. When there is objective evidence of impairment (see also section "Current assets"), the recoverability is tested by comparing the carrying amount and the related recoverable amount determined by adopting the criteria indicated in the section "Property, plant and equipment".
Subsidiaries, joint ventures and associates excluded from consolidation are accounted for at cost, adjusted for impairment losses if this does not result in a misrepresentation of the company’s financial condition. When the reasons for their impairment cease to exist, investments accounted for at cost are re-valued within the limit of the impairment made and their effects are included in "Other income (expense) from investments".
Other investments, included in non-current assets, are recognized at their fair value and their effects are included in the equity reserve related to other comprehensive income; the changes in fair value recognized in equity are charged to the profit and loss account when it is impaired or realized. When investments are not traded in a public market and fair value cannot be reasonably determined, investments are accounted for at cost, adjusted for impairment losses; impairment losses may not be reversed[14].
The risk deriving from losses exceeding shareholders’ equity is recognized in a specific provision to the extent the parent company is required to fulfill legal or implicit obligations towards the subsidiary or to cover its losses.

Receivables and financial assets to be held to maturity
Receivables and financial assets to be held to maturity are stated at cost represented by the fair value of the initial exchanged amount adjusted to take into account direct external costs related to the transaction (e.g. fees of agents or consultants, etc.).
The initial carrying value is then adjusted to take into account capital repayments, devaluations and amortization of the difference between the reimbursement value and the initial carrying value. Amortization is carried out on the basis of the effective interest rate of return represented by the rate that equalizes, at the moment of the initial revaluation, the current value of expected cash flows to the initial carrying value (so-called "amortized cost method"). Receivables for finance leases are recognized at an amount equal to the present value of the lease payments and the purchase option price or any residual value; the amount is discounted at the interest rate implicit in the lease.

(13)		In the case of step acquisition of a significant influence (or joint control), the investment is recognized at the acquisition date of significant influence (joint control) at the amount deriving from the use of the equity method assuming the adoption of this method since initial acquisition; the "step-up" of the carrying amount of interests owned before the acquisition of significant influence (joint control) is taken to equity.
(14)	i	Impairment charges recognized in an interim period are not reversed also when, considering conditions existing in a subsequent interim period, they would have been recognized in a smaller amount or would not have been recognized.

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Any impairment is recognized by comparing the carrying value with the present value of the expected cash flows discounted at the effective interest rate as defined at initial recognition, or at the moment of its updating to reflect re-pricings contractually established.
Receivables and financial assets to be held to maturity are recognized net of the allowance for impairment losses; when the impairment loss is definite the allowance for impairment losses is reversed for excess charges. Changes to the carrying amount of receivables or financial assets in accordance with the amortized cost method are recognized as "Financial income (expense)".

Non-current assets held for sale
Non-current assets and current and non-current assets included within disposal groups, whose carrying amount will be recovered principally through a sale transaction rather than through their continuing use, are classified as held for sale.
Non-current assets held for sale, current and non-current assets included within disposal groups that have been classified as held for sale and the liabilities directly associated with them are recognized in the balance sheet separately from the entity’s other assets and liabilities.
Non-current assets held for sale are not depreciated and they are measured at the lower of the fair value less costs to sell or their carrying amount.
Any difference between the carrying amount and the fair value less costs to sell is taken to the profit or loss account as an impairment loss; any subsequent reversal is recognized up to the cumulative impairment losses, including those recognized prior to qualification of the asset as held for sale.

Financial liabilities

Debt is measured at amortized cost (see item "Financial fixed assets" above).

Provisions for contingencies

Provisions for contingencies are liabilities for risks and charges of a definite nature and whose existence is certain or probable but for which at year-end the timing or amount of future expenditure is uncertain. Provisions are recognized when: (i) there is a current obligation (legal or constructive), as a result of a past event; (ii) it is probable that the settlement of that obligation will result in an outflow of resources embodying economic benefits; and (iii) the amount of the obligation can be reliably estimated. The amount recognized as a provision is the best estimate of the expenditure required to settle the present obligation at the balance sheet date or to transfer it to third parties at that time. The amount recognized for onerous contracts is the lower of the cost necessary to fulfill the obligations, net of expected economic benefits deriving from the contracts, and any indemnity or penalty arising from failure to fulfill these obligations. If the effect of the time value is material, and the payment date of the obligations can be reasonably estimated, provisions to be accrued are the present value of the expenditures expected to be required to settle the obligation at a discount rate that reflects the company’s average borrowing rate taking into account the risks associated with the obligation. The increase in the provision due to the passage of time is recognized as "Financial income (expense)".

When the liability regards a tangible asset (e.g. site restoration and abandonment), the provision is stated with a corresponding entry to the asset to which it refers. Charges to the profit and loss account are made with the amortization process.
Costs that the company expects to bear in order to carry out restructuring plans are recognized when the company formally defines the plan and the interested parties have developed the reasonable expectation that the restructuring will happen.
Provisions are periodically updated to show the variations of estimates of costs, production times and actuarial rates. The estimated revisions to the provisions are recognized in the same profit and loss account item that had previously held the provision, or, when the liability regards tangible assets (i.e. site restoration and abandonment) with a corresponding entry to the assets to which they refer.
In the notes to the Consolidated Financial Statements, the following potential liabilities are described: (i) possible, but not probable obligations deriving from past events, whose existence will be confirmed only when one or more future events beyond the company’s control occur; and (ii) current obligations deriving from past events whose amount cannot be reasonably estimated or whose fulfillment will probably not result in an outflow of resources embodying economic benefits.

Employee benefits

Post-employment benefit plans, including constructive obligations, are classified as either defined contribution plans or defined benefit plans depending on the economic substance of the plan as derived from its principal terms and conditions. In the first case, the company’s obligation, which consists of making payments to the State or a trust or a fund, is determined on the basis of contributions due. The liabilities related to defined benefit plans, net of any plan assets, are determined on the basis of actuarial assumptions and charged on an accrual basis during the employment period required to obtain the benefits.
The actuarial gains and losses of defined benefit plans are recognized pro-rata on service, in the profit and loss account using the corridor method, if and to the extent that net cumulative unrecognized actuarial gains and losses at the end of the previous reporting period exceed the greater of 10% of the present value of the defined benefit obligation or 10% of the fair value of the plan assets, over the expected average remaining working lives of the employees participating in the plan. Such actuarial gains and losses derive from changes in the actuarial assumptions used or from a change in the conditions of the plan. Obligations for long-term benefits are determined by adopting actuarial assumptions. The effect of changes in actuarial assumptions or a change in the characteristics of the benefit are taken to the profit or loss in their entirety.

Treasury shares

Treasury shares are recorded at cost and as a reduction of equity. Gains resulting from subsequent sales are recorded in equity.

Revenues and costs

Revenues associated with sales of products and services are recorded when significant risks and rewards of ownership pass to the customer or when the transaction can be considered settled and the associated

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revenue can be reliably measured. In particular, revenues are recognized for the sale of:
- crude oil, generally upon shipment;
- natural gas, upon delivery to the customer;
- petroleum products sold to retail distribution networks, generally upon delivery to the service stations, whereas all other sales of petroleum products are generally recognized upon shipment;
- chemical products and other products, generally upon shipment.
Revenues are recognized upon shipment when, at that date, significant risks are transferred to the buyer.
Revenues from crude oil and natural gas production from properties in which Eni has an interest together with other producers are recognized on the basis of Eni’s net working interest in those properties (entitlement method). Differences between Eni’s net working interest volume and actual production volumes are recognized at current prices at year end.
Income related to partially rendered services is recognized in the measurement of accrued income if the stage of completion can be reliably determined and there is no significant uncertainty as to the collectability of the amount and the related costs. When the outcome of the transaction cannot be estimated reliably, revenue is recognized only to the extent of the expenses recognized that are recoverable.
Revenues accrued during the year related to construction contracts are recognized on the basis of contractual revenues with reference to the stage of completion of a contract measured on the cost-to-cost basis. For service concession arrangements (see item "Intangible assets" above) in which customers fees do not provide a reliable distinction between the compensation for construction/update of the infrastructure and the compensation for operating it and in the absence of external benchmarks, revenues recognized during the construction phase are limited to the amount of the costs incurred.
Additional revenues, derived from a change in the scope of work, are included in the total amount of revenues when it is probable that the customer will approve the variation and the related amount. Claims deriving from additional costs incurred for reasons attributable to the client are included in the total amount of revenues when it is probable that the counterparty will accept them. Tangible assets, different from an infrastructure used in service concession arrangements, transferred from customers (or constructed using cash transferred from customers) and used to connect them to a network to supply goods and services, are recognized at their fair value as an offset to revenues. When more than one separately identifiable service is provided (for example, connection to a network and supply of goods) the entity shall assess for which one service it receives the transferred asset from the customer and it shall consistently recognize a revenue when the connection is delivered or over the lesser period between the length of the supply and the useful life of the transferred asset
Revenues are stated net of returns, discounts, rebates, bonuses and direct taxation.
Award credits, related to customer loyalty programs, are recognized as a separate component of the sales transaction which grant the right to customers. Therefore, the portion of revenues related to the fair value of award credits granted is recognized as an offset to the item "Other liabilities". The liability is charged to the profit and loss account in the period in which the award credits are redeemed by customers or the	related right is lost.
The exchange of goods and services of a similar nature and value do not give rise to revenues and costs as they do not represent sale transactions.
Costs are recorded when the related goods and services are sold, consumed or allocated, or when their future benefits cannot be determined.
Costs associated with emission quotas, determined on the basis of the average prices of the main European markets at period end, are reported in relation to the amount of the carbon dioxide emissions that exceed the amount assigned. Costs related to the purchase of the emission rights are recorded as intangible assets net of any negative difference between the amount of emissions and the quotas assigned. Revenues related to emission quotas are recognized when they are realized for the related sale. In case of sale, if applicable, the acquired emission rights are considered as the first to be sold. Monetary receivables granted as a substitution of emission rights awarded free of charge are recognized as an offset to item "Other income" of the profit and loss account.
Operating lease payments are recognized in the profit and loss account over the length of the contract.
Labor costs include stock options granted to managers, consistent with their actual remunerative nature. The instruments granted are recorded at fair value on the vesting date and are not subject to subsequent adjustments; the current portion is calculated pro-rata over the vesting period[15]. The fair value of stock options is determined using valuation techniques which consider conditions related to the exercise of options, current share prices, expected volatility and the risk-free interest rate. The fair value of stock options is recorded as a charge to "Other reserves".
The costs for the acquisition of new knowledge or discoveries, the study of products or alternative processes, new techniques or models, the planning and construction of prototypes or, in any case, costs incurred for other scientific research activities or technological development, which cannot be capitalized, are included in the profit and loss account.

Exchange rate differences

Revenues and costs associated with transactions in currencies other than the functional currency are translated into the functional currency by applying the exchange rate at the date of the transaction.
Monetary assets and liabilities denominated in currencies other than functional currency are converted by applying the year end exchange rate and the effect is stated in the profit and loss account. Non-monetary assets and liabilities denominated in currencies other than the functional currency valued at cost are translated at the initial exchange rate.
Non-monetary assets that are re-measured to fair value, recoverable amount or realizable value are translated at the exchange rate applicable at the date of re-measurement.

Dividends

Dividends are recognized at the date of the general shareholders’

(15)	i	The period between the date of the award and the date at which the option can be exercised.

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Eni Annual Report / Notes to the Consolidated Financial Statements

meeting in which they were declared, except when the sale of shares before the ex-dividend date is certain.

Income taxes

Current income taxes are determined on the basis of estimated taxable income. The estimated liability is included in "Income taxes payables". Current income tax assets and liabilities are measured at the amount expected to be paid to (recovered from) the tax authorities, using tax laws that have been enacted or substantively enacted as of the balance sheet date and the tax rates estimated on annual basis.
Deferred tax assets or liabilities are provided on temporary differences arising between the carrying amounts of the assets and liabilities and their tax bases, based on tax rates (tax laws) that have been enacted or substantively enacted for future years. Deferred tax assets are recognized when their realization is considered probable.
Relating to the temporary differences associated with investments in subsidiaries, associates and jointly controlled entities, the related deferred tax liabilities are not recognized if the investor is able to control the timing of reversal of the temporary differences and it is probable that the temporary difference will not reverse in the foreseeable future.
Deferred tax assets and liabilities are included in non-current assets and liabilities and are offset at a single entity level if related to offsettable taxes. The balance of the offset, if positive, is recognized in the item "Deferred tax assets"; if negative, in the item "Deferred tax liabilities". When the results of transactions are recognized directly in shareholders’ equity, current taxes, deferred tax assets and liabilities are also charged to the shareholders’ equity.

Derivatives

Derivatives, including embedded derivatives which are separated from the host contract, are assets and liabilities recognized at their fair value which is estimated by using the criteria described in the section "Current assets". When there is objective evidence that an impairment loss has occurred for reasons different from fair value decreases (see "Current assets" paragraph) derivative are recognized net of the allowance for impairment losses.
Derivatives are designated as hedging instruments when the relationship between the derivative and the hedged item is formally documented and the hedge is highly effective and regularly reviewed. When hedging instruments cover the risk of variation of the fair value of the hedged item (fair value hedge, e.g. hedging of the variability on the fair value of fixed interest rate assets/liabilities) the derivatives are stated at fair value and the effects charged to the profit and loss account. Hedged items are consistently adjusted to reflect the variability of fair value associated with the hedged risk. When derivatives hedge the cash flow variation risk of the hedged item (cash flow hedge, e.g. hedging the variability on the cash flows of assets/liabilities as a result of the fluctuations of exchange rate), changes in the fair value of the derivatives, considered effective are initially stated in equity and then recognized in the profit and loss account consistent with the economic effects produced by the hedged transaction. The changes in the fair value of derivatives that do not meet the conditions required to qualify for hedge accounting are reported in the profit and loss account.
Economic effects of transactions, which relate to purchase or sales contracts for commodities entered into to meet the entity’s normal operating requirements and for which the settlement is provided with the delivery of the goods, are recognized on an accrual basis (the so-called normal sale and normal purchase exemption or own use exemption).

Financial statements[16]

Assets and liabilities on the balance sheet are classified as current[17] and non-current. Items on the profit and loss account are presented by nature[18].
The statement of comprehensive income shows net profit integrated with income and expenses that are recognized directly in equity according to IFRS.
The statement of changes in shareholders’ equity includes profit and loss for the year, transactions with shareholders and other changes in shareholders’ equity.
The statement of cash flows is presented using the indirect method, whereby net profit is adjusted for the effects of non-cash transactions.

4 Changes in accounting principles

Starting from January 1, 2010, are effective the provisions of IFRIC 12 "Service concession arrangements" (hereinafter "IFRIC 12") which define recognition and measurement criteria of public-to-private arrangements related to development, financing, operation and maintenance of infrastructure in concession. In particular, considering existing Group’s service concession arrangements, the application of IFRIC 12 has resulted in recognizing certain infrastructures as intangible assets; accordingly, in the comparative balance sheet as at December 31, 2009, the net carrying amount of infrastructures falling within the scope of IFRIC 12 has been reclassified from the line item "Property, plant and equipment" to "Intangible assets" for an amount of euro 3,412 million (euro 3,322 million at January 1, 2009). The depreciation process of assets under service concession arrangements is unchanged and it is carried out based on the expected future economic benefits deriving from the use and the residual value of the infrastructure, as set in reference jurisdiction.

(16)		The financial statements are the same reported in the Annual Report 2009 with the exception of the cash flow statement that has been updated, consistently with the statement presented by the main competitors, in order to provide a different articulation of the items included in the "Net cash provided from operating activities". In particular, the main changes concerned: (i) the elimination of the items "Cash generated from operating profit before changes in working capital" and "Cash from operations"; (ii) the addition of the item "Share of profit (loss) of equity-accounted investments"; (iii) the inclusion in the item "Changes in working capital" of the net impairments (reversals) related to inventories, trade receivables and change in the fair value of derivatives, previously included in the item "Revaluations, net"; (iv) the inclusion in the item related to "Changes in working capital" of changes of provisions for contingencies; and (v) the presentation of the change in the provisions for employee benefits after the "new" item which includes the "Cash flow from changes in working capital".
(17)	i	Starting from 2009, non-hedging derivative instruments are recognized in the items "Other current assets (liabilities)" and "Other non-current assets (liabilities)" based on the expected settlement date.
(18)	i	Further information on financial instruments as classified in accordance with IFRS is provided in Note 34 – Guarantees, commitments and risks – Other information about financial instruments.

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Eni Annual Report / Notes to the Consolidated Financial Statements

5 Use of accounting estimates

The preparation of the Consolidated Financial Statements requires the use of estimates and assumptions that affect the assets, liabilities, revenues and expenses reported in the financial statements, as well as amounts included in the notes thereto, including discussion and disclosure of contingent liabilities. Estimates made are based on complex or subjective judgments and past experience of other assumptions deemed reasonable in consideration of the information available at the time. The accounting policies and areas that require the most significant judgments and estimates to be used in the preparation of the Consolidated Financial Statements are in relation to the accounting for oil and natural gas activities, specifically in the determination of proved and proved developed reserves, impairment of fixed assets, intangible assets and goodwill, asset retirement obligations, business combinations, pensions and other post-retirement benefits, recognition of environmental liabilities and recognition of revenues in the oilfield services construction and engineering businesses. Although the company uses its best estimates and judgments, actual results could differ from the estimates and assumptions used. A summary of significant estimates follows.

Oil and gas activities
Engineering estimates of the Company’s oil and gas reserves are inherently uncertain. Proved reserves are the estimated volumes of crude oil, natural gas and gas condensates, liquids and associated substances which geological and engineering data demonstrate that can be economically producible with reasonable certainty from known reservoirs under existing economic conditions and operating methods. Although there are authoritative guidelines regarding the engineering criteria that must be met before estimated oil and gas reserves can be designated as "proved", the accuracy of any reserve estimate is a function of the quality of available data, engineering and geological interpretation and judgment. Field reserves will only be categorized as proved when all the criteria for attribution of proved status have been met. At this stage, all booked reserves are classified as proved undeveloped. Volumes are subsequently reclassified from proved undeveloped to proved developed as a consequence of development activity. The first proved developed bookings occur at the point of first oil or gas production.
Major development projects typically take one to four years from the time of initial booking to the start of production. Eni reassesses its estimate of proved reserves periodically. The estimated proved reserves of oil and natural gas may be subject to future revision and upward and downward revision may be made to the initial booking of reserves due to production, reservoir performance, commercial factors, acquisition and divestment activity and additional reservoir development activity.
In particular, changes in oil and natural gas prices could impact the amount of Eni’s proved reserves in regards to the initial estimate and, in the case of production-sharing agreements and buy-back contracts, the share of production and reserves to which Eni is entitled. Accordingly, the estimated reserves could be materially different from the quantities of oil and natural as that ultimately will be recovered. Oil and natural gas reserves have a direct impact on certain amounts reported in the Consolidated Financial Statements. Estimated proved reserves are used in determining depreciation and depletion expenses and impairment expense. Depreciation rates on oil and gas assets using the UOP basis are determined from the ratio between the amount of hydrocarbons extracted in the quarter and proved developed reserves existing at the end of the quarter increased by the amounts extracted during the quarter. Assuming all other variables are held constant, an increase in estimated proved developed reserves for each field decreases depreciation, depletion and amortization expense. Conversely, a decrease in estimated proved developed reserves increases depreciation, depletion and amortization expense. In addition, estimated proved reserves are used to calculate future cash flows from oil and gas properties, which serve as an indicator in determining whether or not property impairment is to be carried out. The larger the volume of estimated reserves, the lower the likelihood of asset impairment.

Impairment of assets
Eni assesses its tangible assets and intangible assets, including goodwill, for possible impairment if there are events or changes in circumstances that indicate the carrying values of the assets are not recoverable. Such indicators include changes in the Group’s business plans, changes in commodity prices leading to unprofitable performance, a reduced utilization of the plants and, for oil and gas properties, significant downward revisions of estimated proved reserve quantities or significant increase of the estimated development costs. Determination as to whether and how much an asset is impaired involves management estimates on highly uncertain matters such as future commodity prices, the effects of inflation and technology improvements on operating expenses, production profiles and the outlook for global or regional market supply and demand conditions for crude oil, natural gas, commodity chemicals and refined products. Similar remarks are valid for the physical recoverability of assets recognized in the balance sheet (deferred cost – see also item "Current assets") related to natural gas volumes not collected under long term purchase contracts with take-or-pay clauses.
The amount of an impairment loss is determined by comparing the book value of an asset with its recoverable amount. The recoverable amount is the greater of fair value net of disposal cost or the value in use. The estimated value in use is based on the present values of expected future cash flows net of disposal costs. The expected future cash flows used for impairment analyses are based on judgmental assessments of future production volumes, prices and costs, considering available information at the date of review and are discounted by using a rate related to the activity involved.
For oil and natural gas properties, the expected future cash flows are estimated principally based on developed and non-developed proved reserves including, among other elements, production taxes and the costs to be incurred for the reserves yet to be developed. Oil, natural gas and petroleum product prices (and prices from products which are derived there from) used to quantify the expected future cash flows are estimated based on forward prices prevailing in the marketplace for the first four years and management’s long-term planning assumptions thereafter. The estimate of the future amount of production is based on assumptions related to the commodity future prices, lifting and development costs, market demand and other factors. The discount rate reflects the current market valuation of the time value of money and of the specific risks of the asset not reflected in the estimate of the future cash flows. Goodwill and other intangible assets with an indefinite useful life are not subject to

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Eni Annual Report / Notes to the Consolidated Financial Statements

amortization. The company tests such assets at the cash-generating unit level for impairment on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value below its carrying amount. In particular, goodwill impairment is based on the determination of the fair value of each cash-generating unit to which goodwill can be attributed on a reasonable and consistent basis. A cash generating unit is the smallest aggregate on which the Company, directly or indirectly, evaluates the return on the capital expenditure. If the recoverable amount of a cash generating unit is lower than the carrying amount, goodwill attributed to that cash generating unit is impaired up to that difference; if the carrying amount of goodwill is less than the amount of impairment, assets of the cash generating unit are impaired on a pro-rata basis for the residual difference.

Asset retirement obligations
Obligations to remove tangible equipment and restore land or seabed require significant estimates in calculating the amount of the obligation and determining the amount required to be recorded presently in the Consolidated Financial Statements.
Estimating future asset retirement obligations is complex. It requires management to make estimates and judgments with respect to removal obligations that will come to term many years into the future and contracts and regulations are often unclear as to what constitutes removal. In addition, the ultimate financial impact of environmental laws and regulations is not always clearly known as asset removal technologies and costs constantly evolve in the Countries where Eni operates, as do political, environmental, safety and public expectations. The subjectivity of these estimates is also increased by the accounting method used that requires entities to record the fair value of a liability for an asset retirement obligation in the period when it is incurred (typically, at the time the asset is installed at the production location). When liabilities are initially recorded, the related fixed assets are increased by an equal corresponding amount. The liabilities are increased with the passage of time (i.e. interest accretion) and any change in the estimates following the modification of future cash flows and discount rate adopted. The recognized asset retirement obligations are based on future retirement cost estimates and incorporate many assumptions such as: expected recoverable quantities of crude oil and natural gas, abandonment time, future inflation rates and the risk-free rate of interest adjusted for the Company’s credit costs.

Business combinations
Accounting for business combinations requires the allocation of the purchase price to the various assets and liabilities of the acquired business at their respective fair values. Any positive residual difference is recognized as "Goodwill". Negative residual differences are credited to the profit and loss account. Management uses all available information to make these fair value determinations and, for major business acquisitions, typically engages an independent appraisal firm to assist in the fair value determination of the acquired assets and liabilities.

Environmental liabilities
Together with other companies in the industries in which it operates, Eni is subject to numerous EU, national, regional and local environmental laws and regulations concerning its oil and gas operations, production and other activities. They include legislations that implement international conventions or protocols. Environmental costs are recognized when it becomes probable that a liability has been incurred and the amount can be reasonably estimated. Management, considering the actions already taken, insurance policies obtained to cover environmental risks and provision for risks accrued, does not expect any material adverse effect on Eni’s consolidated results of operations and financial position as a result of such laws and regulations. However, there can be no assurance that there will not be a material adverse impact on Eni’s consolidated results of operations and financial position due to: (i) the possibility of an unknown contamination; (ii) the results of the ongoing surveys and other possible effects of statements required by Decree No. 471/1999 of the Ministry for the Environment concerning the remediation of contaminated sites; (iii) the possible effects of future environmental legislations and rules; (iv) the effects of possible technological changes relating to future remediation; and (v) the possibility of litigation and the difficulty of determining Eni’s liability, if any, against other potentially responsible parties with respect to such litigations and the possible insurance recoveries.

Employee benefits
Defined benefit plans are evaluated with reference to uncertain events and based upon actuarial assumptions including among others discount rates, expected rates of return on plan assets, expected rates of salary increases, medical cost trends, estimated retirement dates and mortality rates. The significant assumptions used to account for defined benefit plans are determined as follows: (i) discount and inflation rates reflect the rates at which benefits could be effectively settled, taking into account the duration of the obligation. Indicators used in selecting the discount rate include rates of annuity contracts and rates of return on high quality fixed-income investments. The inflation rates reflect market conditions observed Country by Country; (ii) the future salary levels of the individual employees are determined including an estimate of future changes attributed to general price levels (consistent with inflation rate assumptions), productivity, seniority and promotion; (iii) healthcare cost trend assumptions reflect an estimate of the actual future changes in the cost of the healthcare related benefits provided to the plan participants and are based on past and current healthcare cost trends including healthcare inflation, changes in healthcare utilization and changes in health status of the participants; (iv) demographic assumptions such as mortality, disability and turnover reflect the best estimate of these future events for individual employees involved, based principally on available actuarial data; and (v) determination of the expected rates of return on assets is made through compound averaging. For each plan, the distribution of investments among bonds, equities and cash and their specific average expected rate of return is taken into account. Differences between expected and actual costs and between the expected return and the actual return on plan assets routinely occur and are called actuarial gains and losses.
Eni applies the corridor method to amortize its actuarial losses and gains. This method amortizes on a pro-rata basis the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting period that exceed 10% of the greater of: (i) the present value of the defined benefit obligation; and (ii) the fair value of plan assets, over the average expected remaining working lives of the employees participating in the plan. Additionally, obligations for other long-term benefits are determined by adopting actuarial assumptions. The effect of changes in actuarial assumptions or a change in the characteristics of the benefit are taken to the profit or loss in their entirety.

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Contingencies
In addition to accruing the estimated costs for environmental liabilities, asset retirement obligation and employee benefits, Eni accrues for all contingencies that are both probable and estimable. These other contingencies are primarily related to litigation and tax issues. Determining the appropriate amount to accrue is a complex estimation process that includes subjective judgments.

Revenue recognition in the Engineering & Construction segment
Revenue recognition in the Engineering & Construction segment is based on the stage of completion of a contract as measured on the cost-to-cost basis applied to contractual revenues. Use of the stage of completion method requires estimates of future gross profit on a contract by contract basis. The future gross profit represents the profit remaining after deducting costs attributable to the contract from revenues provided for in the contract. The estimate of future gross profit is based on a complex estimation process that includes identification of risks related to the geographical region, market conditions in that region and any assessment that is necessary to estimate with sufficient precision the total future costs as well as the expected timetable. Additional income, derived from a change in the scope of work, is included in the total amount of revenues when it is probable that the customer will approve the variation and the related amount. Claims deriving from additional costs incurred for reasons attributable to the client are included in the total amount of revenues when it is probable that the counterparty will accept them.

6 Recent accounting principles

Accounting standards and interpretations issued by IASB/IFRIC and endorsed by EU
By Commission Regulation No. 632/2010 of July 19, 2010, the revised IAS 24 "Related Party Disclosures" has been endorsed. The standard: (i) enhances the definition of a related party requiring new cases; and (ii) for transactions between entities related to the same Government, allows to limit quantitative disclosures to significant transactions. The revised standard shall be applied for annual periods beginning on or after January 1, 2011.
By Commission Regulation No. 662/2010 of July 23, 2010, IFRIC 19 "Extinguishing Financial Liabilities with Equity Instruments" (hereinafter IFRIC 19) has been endorsed. The interpretation defines the accounting treatment to adopt when a financial liability is settled by issuing equity instruments to the creditor (debt for equity swaps). In particular, equity instruments issued to extinguish a liability in full or in part, are measured at their fair value or, if fair value cannot be reliably measured, at the fair value of the financial liability extinguished. The difference between the carrying amount of the financial liability extinguished and the fair value of equity instruments issued shall be recognized in the profit or loss account. IFRIC 19 provisions shall be applied for annual periods beginning on or after July 1, 2010 (for Eni: 2011 financial statements).
By Commission Regulation No. 149/2011 of February 18, 2011, "Improvements to IFRSs" have been endorsed. The document includes only changes to the existing standards and interpretation with a technical and editorial nature. The provisions come into effect starting from 2011.

Accounting standards and interpretations issued by IASB/IFRIC and not yet been endorsed by EU
On November 12, 2009, IASB issued IFRS 9 "Financial Instruments" which changes recognition and measurement criteria of financial assets and their classification in the financial statements.
In particular, new provisions require, interalia, a classification and measurement model of financial assets based exclusively on the following categories: (i) financial assets measured at amortized cost; and (ii) financial assets measured at fair value. New provisions also require that investments in equity instruments, other than subsidiaries, jointly controlled entities or associates, shall be measured at fair value with effects taken to the profit and loss account. If these investments are not held for trading purposes, subsequent changes in the fair value can be recognized in other comprehensive income, even if dividends are taken to the profit and loss account. Amounts taken to other comprehensive income shall not be subsequently transferred to the profit or loss account even at disposal. In addition, on October 28, 2010, the IASB added to IFRS 9 the requirements on the accounting for financial liabilities. In particular, new provisions require, interalia, that if a financial liability is measured at fair value through profit or loss, subsequent changes in the fair value attributable to changes in the own credit risk shall be presented in the other comprehensive income; the component related to own credit risk is recognized in profit and loss account if the treatment of the changes in own credit risk would create or enlarge an accounting mismatch. IFRS 9 provisions shall be applied for annual periods beginning on or after January 1, 2013.
On October 7, 2010, the IASB issued Amendment to IFRS 7 "Disclosures - Transfers of financial assets", that provides supplementary disclosures on financial instruments, with reference to transfers of financial assets, to describe any risks that may remain with the entity that transferred the assets. The amendments also require additional disclosures if a disproportionate amount of transfer transactions are undertaken around the end of a reporting period. New provisions shall be applied for annual periods beginning on or after July 1, 2011 (for Eni: 2012 financial statements).

Eni is currently reviewing these new IFRS and interpretations to determine the likely impact on the Group’s results.

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Eni Annual Report / Notes to the Consolidated Financial Statements

Current assets

7 Cash and cash equivalents

Cash and cash equivalents of euro 1,549 million (euro 1,608 million at December 31, 2009) included financing receivables originally due within 90 days for euro 339 million (euro 450 million at December 31, 2009). The latter were related to amounts on deposit with financial institutions accessible only on a 48-hour notice. The average maturity of financing receivables due within 90 days was 30 days and the effective interest rate amounted to 0.6%.

8 Other financial assets held for trading or available for sale

Other financial assets held for trading or available for sale are set out below:

(euro million)	i	Dec. 31, 2009	i	Dec. 31, 2010
Securities held for operating purposes
Listed Italian treasury bonds	113	48
Listed securities issued by foreign financial institutions	171	219
Non-quoted securities		6
	284	273
Securities held for non-operating purposes
Listed Italian treasury bonds	49	87
Listed securities issued by Italian and foreign financial institutions	14	22
Non-quoted securities	1
	64	109
Total securities	348	382

Securities of euro 382 million (euro 348 million at December 31, 2009) were available-for-sale securities. At December 31, 2009 and December 31, 2010, Eni did not own financial assets held for trading.
The effects of the valuation at fair value of securities are set below:

(euro million)	Value at Dec. 31, 2009	Changes recognized in the reserves of shareholders' equity	Value at Dec. 31, 2010
Fair value	6	(9)	(3)
Deferred tax liabilities	(1)	1
Other reserves of shareholders’ equity	5	(8)	(3)

Securities held for operating purposes of euro 273 million (euro 284 million at December 31, 2009) were designed to provide coverage of technical provisions of the Group’s insurance company Eni Insurance Ltd for euro 267 million (euro 284 million at December 31, 2009).
The fair value of securities was determined by reference to quoted market prices.

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Eni Annual Report / Notes to the Consolidated Financial Statements

9 Trade and other receivables

Trade and other receivables were as follows:

(euro million)	i	Dec. 31, 2009	i	Dec. 31, 2010
Trade receivables		14,916		17,221
Financing receivables:
- for operating purposes - short-term		339		436
- for operating purposes - current portion of long-term receivables		113		220
- for non-operating purposes		73		6
		525		662
Other receivables:
- from disposals		82		86
- other		4,825		5,667
		4,907		5,753
		20,348		23,636

Receivables are stated net of the allowance for impairment losses of euro 1,524 million (euro 1,647 million at December 31, 2009):

(euro million)	Value at Dec. 31, 2009	Additions	Deductions	Other changes	Value at Dec. 31, 2010
Trade receivables	942	201	(191)	10	962
Financing receivables	6				6
Other receivables	699	21	(67)	(97)	556
	1,647	222	(258)	(87)	1,524

During the course of 2010, Eni transferred without notification to factoring institutions certain trade receivables without recourse due in 2011 for euro 1,279 million. The receivables sold related to the Refining & Marketing segment (euro 910 million) and to the Gas & Power segment (euro 369 million). Following contractual arrangements, Eni collects those receivables sold and, within limits of collected amounts, transfers the amounts received to the factors.
The increase in trade receivables of euro 2,305 million primarily related to the Gas & Power segment (euro 1,360 million), of which euro 112 million related to the outstanding amount of certain receivables associated with pre-payments received upon triggering the take-or-pay clause in gas sales contracts. Other increases related to the Refining & Marketing segment (euro 330 million) and to the Engineering & Construction segment (euro 309 million).
Trade and other receivables were as follows:

Dec. 31, 2009	Dec. 31, 2010

(euro million)	Trade receivables	Other receivables	Total	Trade receivables	Other receivables	Total
Neither impaired nor past due	11,557	3,004	14,561	14,122	4,451	18,573
Impaired (net of the valuation allowance)	1,037	58	1,095	1,142	51	1,193
Not impaired and past due in the following periods:
- within 90 days	1,168	772	1,940	1,291	74	1,365
- 3 to 6 months	503	56	559	196	56	252
- 6 to 12 months	294	439	733	177	663	840
- over 12 months	357	578	935	293	458	751
	2,322	1,845	4,167	1,957	1,251	3,208
	14,916	4,907	19,823	17,221	5,753	22,974

Trade receivables not impaired and past due primarily pertained to high-credit-quality public administrations and other highly-reliable counterparties for oil, natural gas and chemical products supplies.
Additions to allowances for impairment losses of trade receivables of euro 201 million (euro 260 million in 2009) primarily related to the Gas & Power (euro 136 million) and the Refining & Marketing segments (euro 31 million). Deductions to allowances for impairment losses amounted to euro 191 million (euro 15 million

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at December 31, 2009) and were recorded on the write-down of trade receivables (euro 101 million) and collection of previously impaired receivables (euro 90 million). Deductions in the Gas & Power segment were euro 99 million; in the Exploration & Production segment they were euro 41 million.
Trade receivables included guarantees for work in progress for euro 70 million (euro 168 million at December 31, 2009).
Trade receivables in currencies other than euro amounted to euro 5,069 million.
Other receivables for euro 482 million (euro 461 million at December 31, 2009) associated with cost recovery in the Exploration & Production segment are currently undergoing arbitration procedure.
Receivables for financing operating activities of euro 656 million (euro 452 million at December 31, 2009) included euro 470 million due from unconsolidated subsidiaries, joint ventures and associates (euro 245 million at December 31, 2009), euro 159 million cash deposit to provide coverage of Eni Insurance Ltd technical provisions (euro 179 million at December 31, 2009) and receivables for financial leasing for euro 19 million (the same amount as of December 31, 2009). More information about receivables for financial leasing is included in the Note 18 – Other financial assets.
Receivables for financing non-operating activities amounted to euro 6 million (euro 73 million at December 31, 2009) related to restricted deposits of the Engineering & Construction segment (euro 67 million at December 31, 2009).
Financing receivables in currencies other than euro amounted to euro 458 million.
Other receivables were as follows:

(euro million)	i	Dec. 31, 2009	i	Dec. 31, 2010
Accounts receivable from:
- joint venture operators in exploration and production		2,372		3,017
- Italian non-financial government entities		457		457
- insurance companies		194		131
		3,023		3,605
Prepayments for services		860		1,085
Receivables relating to factoring arrangements		156		190
Other receivables		868		873
		4,907		5,753

Receivables deriving from factoring arrangements of euro 190 million (euro 156 million at December 31, 2009) were related to Serfactoring SpA and consisted primarily of advances for factoring arrangements with recourse and receivables for factoring arrangements without recourse.
Other receivables in currencies other than euro amounted to euro 3,837 million.
Receivables with related parties are described in Note 42 – Transactions with related parties.
Because of the short-term maturity of trade receivables, the fair value approximated their carrying amount.

10 Inventories

Inventories were as follows:

Dec. 31, 2009	Dec. 31, 2010

(euro million)	Crude oil, gas and petroleum products	Chemical products	Work in progress	Other	Total	Crude oil, gas and petroleum products	Chemical products	Work in progress	Other	Total
Raw and auxiliary materials and consumables	616	150		1,363	2,129	878	167		1,516	2,561
Products being processed and semi finished products	74	17		9	100	117	33		1	151
Work in progress			759		759			428		428
Finished products and goods	1,889	552		66	2,507	2,721	666		62	3,449
	2,579	719	759	1,438	5,495	3,716	866	428	1,579	6,589

Contract work in progress for euro 428 million (euro 759 million at December 31, 2009) are net of prepayments for euro 16 million (euro 13 million at December 31, 2009) within the limits of contractual considerations.

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Changes in inventories and in provisions for impairments were as follows:

(euro million)	Value at the beginning of the year	Changes	Additions	Deductions	Changes in the scope of consolidation	Currency translation differences	Other changes	Value at the end of the year
Dec. 31, 2009
Gross value	6,779	(1,157)			2	(35)	9	5,598
Provisions for impairments	(697)		(36)	550		1	79	(103)
Net value	6,082	(1,157)	(36)	550	2	(34)	88	5,495
Dec. 31, 2010
Gross value	5,598	822			124	112	38	6,694
Provisions for impairments	(103)		(16)	23		(2)	(7)	(105)
Net value	5,495	822	(16)	23	124	110	31	6,589

Changes in the amount of euro 822 million essentially represented the Refining & Marketing segment (euro 817 million). Deductions in the amount of euro 23 million essentially represented the Petrochemical segment (euro 13 million). Changes in the scope of consolidation of euro 124 million essentially related to the inclusion of Altergaz SA following the acquisition of the control stake (euro 137 million) and the exclusion of GreenStream BV following the divestment of the control stake (euro 20 million).

11 Current tax assets

Current tax assets were as follows:

(euro million)	i	Dec. 31, 2009	i	Dec. 31, 2010
Italian subsidiaries		570		297
Foreign subsidiaries		183		170
		753		467

The decrease in other current tax assets of euro 286 million essentially related to receivables for interim tax payments made by Eni SpA in 2009, which exceeded the full-year tax payable, and were used, during 2010, to offset the payables of the year (euro 193 million).

12 Other current tax assets

Other current tax assets were as follows:

(euro million)	i	Dec. 31, 2009	i	Dec. 31, 2010
VAT		889		431
Excise and customs duties		119		192
Other taxes and duties		262		315
		1,270		938

The decrease in Valued Added Tax in the amount of euro 458 million essentially related to receivables for interim tax payments made by Eni SpA in 2009, which exceeded the full-year tax payable (euro 263 million).

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13 Other current assets

Other current assets were as follows:

(euro million)	i	Dec. 31, 2009	i	Dec. 31, 2010
Fair value of non-hedging derivatives		698		626
Fair value of cash flow hedge derivatives		236		210
Other assets		373		514
		1,307		1,350

The fair value of derivative contracts which do not meet the criteria to be classified as hedges under IFRS was as follows:

Dec. 31, 2009	Dec. 31, 2010

(euro million)	Fair value	Purchase commitments	Sale commitments	Fair value	Purchase commitments	Sale commitments
Non-hedging derivatives on exchange rate
Interest currency swap	2	113
Currency swap	64	1,855	1,117	123	1,357	4,411
Other	142	174	537	1	80	162
	208	2,142	1,654	124	1,437	4,573
Non-hedging derivatives on interest rate
Interest rate swap	1	133
Other	9	9
	10	142
Non-hedging derivatives on commodities
Over the counter	469	1,383	1,257	383	2,739	525
Future	10	234		33	418
Other	1		8	86		448
	480	1,617	1,265	502	3,157	973
	698	3,901	2,919	626	4,594	5,546

Fair value of the derivative contracts is determined using market quotations provided by primary info-provider, or in the absence of market information, appropriate valuation methods used on the marketplace.
Fair values of non-hedging derivatives of euro 626 million (euro 698 million at December 31, 2009) essentially consisted of derivative contracts that do not meet the formal criteria to be designated as hedges under IFRS because they were entered into in order to manage the net business exposures in foreign currency exchange rates, interest rates or commodity prices. Therefore, such derivatives were not related to specific trade or financing transactions.
Fair value of cash flow hedge derivatives of euro 210 million (euro 236 million at December 31, 2009) essentially pertained to the Gas & Power segment (euro 209 million). These derivatives were designated to hedge surpluses or deficits of gas to achieve a proper balance in the gas portfolio. Other commodity derivatives were entered into to hedge variability in future cash flows on highly probable future sale transactions or on already contracted sales due to different movements in commodity prices as sales prices can be indexed to spot market benchmarks quoted on continental hub, whereas purchase costs are indexed to the price of oil and products. A similar scheme applies to exchange rate hedging derivatives.
Negative fair value of contracts expiring by 2011 is given in Note 25 – Other current liabilities; positive and negative fair value of contracts expiring beyond 2011 is given in Note 20 – Other non-current receivables and in Note 30 – Other non-current liabilities. The effects of the evaluation at fair value of cash flow hedge derivatives are given in the Note 32 – Shareholders’ equity and in the Note 36 – Finance income (expense).
The nominal value of cash flow hedge derivatives for purchase and sale commitments was euro 1,145 million and euro 273 million, respectively.
Information on the hedged risks and the hedging policies is given in Note 34 – Guarantees, commitments and risks – Risk factors.
Other assets amounted to euro 514 million (euro 373 million at December 31, 2009) and included prepayments and accrued income for euro 155 million (euro 104 million at December 31, 2009), insurance premiums for euro 52 million (euro 18 million at December 31, 2009) and rentals for euro 20 million (euro 35 million at December 31, 2009).

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Non-current assets

14 Property, plant and equipment

Analysis of tangible assets is set out below:

(euro million)	Net value at the beginning of the year	Investments	Depreciation	Impairments	Changes in the scope of consolidation	Currency translation differences	Other changes	Net value at the end of the year	Gross value at the end of the year	Provisions for depreciation and impairments
Dec. 31, 2009
Land	625	10			2	(3)	(16)	618	646	28
Buildings	850	35	(99)	(37)	25	(34)	45	785	3,057	2,272
Plant and machinery	36,120	3,530	(6,277)	(496)	3	(184)	7,162	39,858	96,280	56,422
Industrial and commercial equipment	601	112	(152)	(2)	16	(18)	230	787	1,948	1,161
Other assets	377	152	(130)	(4)		(8)	156	543	1,920	1,377
Tangible assets in progress and advances	17,360	8,193		(451)	2	(281)	(7,649)	17,174	18,715	1,541
	55,933	12,032	(6,658)	(990)	48	(528)	(72)	59,765	122,566	62,801
Dec. 31, 2010
Land	618	3			18	4	22	665	693	28
Buildings	785	35	(94)	(1)	19	21	67	832	3,194	2,362
Plant and machinery	39,858	3,280	(6,755)	(150)	(652)	1,721	5,689	42,991	108,464	65,473
Industrial and commercial equipment	787	115	(170)			17	242	991	2,309	1,318
Other assets	543	143	(122)		74	18	516	1,172	2,583	1,411
Tangible assets in progress and advances	17,174	8,732		(106)	(58)	833	(5,822)	20,753	22,369	1,616
	59,765	12,308	(7,141)	(257)	(599)	2,614	714	67,404	139,612	72,208

Capital expenditures of euro 12,308 million (euro 12,032 million at December 31, 2009) essentially related to the Exploration & Production segment (euro 8,622 million), the Engineering & Construction segment (euro 1,541 million), the Gas & Power segment (euro 1,251 million) and the Refining & Marketing segment (euro 704 million). Capital expenditures included capitalized finance expenses of euro 186 million (euro 221 million at December 31, 2009) essentially related to the Engineering & Construction segment (euro 66 million), the Exploration & Production segment (euro 57 million), the Gas & Power segment (euro 37 million) and the Refining & Marketing segment (euro 24 million). The interest rate used for the capitalization of finance expense ranged from 0.8% to 4.8% (1.9% and 3.7% at December 31, 2009).
The depreciation rates used were as follows:

(%)
Buildings	2	-	10
Plant and machinery	2	-	10
Industrial and commercial equipment	4	-	33
Other assets	6	-	33

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The break-down by segment of impairments amounting to euro 257 million (euro 990 million at December 31, 2009) and the associated tax effect is provided below:

(euro million)	i	2009	i	2010
Impairment
Exploration & Production		576		123
Refining & Marketing		287		72
Petrochemicals		121		52
Other segments		6		10
		990		257
Tax effect
Exploration & Production		197		49
Refining & Marketing		108		28
Petrochemicals		33		15
Other segments		2		3
		340		95
Impairment net of the relevant tax effect
Exploration & Production		379		74
Refining & Marketing		179		44
Petrochemicals		88		37
Other segments		4		7
		650		162

In assessing whether impairment is required, the carrying value of an asset, item of property, plant and equipment, is compared with its recoverable amount. The recoverable amount is the higher of the asset’s fair value less costs to sell and value in use. Given the nature of Eni’s activities, information on the fair value of an asset is usually difficult to obtain unless negotiations with potential purchasers are in place. Eni assesses individual assets or groups of assets (Cash Generating Units - CGUs) which represent the lowest level at which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. The Group’s main CGUs are: (i) in the Exploration & Production segment, individual oilfields or pools of oilfields whereby technical, economic or contractual features make the underlying cash flows interdependent; (ii) in the Gas & Power segment, transport and distribution networks and related facilities, storage sites and re-gasification facilities in a consistent way with the gas segments of operations that are defined by Regulatory Authorities for the purpose of tariff settings. Other CGUs in the Gas & Power segment are gas carrier ships and plants for the production of electricity; (iii) in the Refining & Marketing segment, refining plants and commercial facilities relating to each distribution channels and by country (ordinary network, high-ways network, and wholesale activity); (iv) in the Petrochemical segment, production plants by business and related facilities; and (v) in the Engineering & Construction segment, the business units offshore and onshore constructions, onshore drilling facilities and individual rigs for offshore operations. The recoverable amount is calculated by discounting the estimated cash flows deriving from the use of the CGU and, if significant and reasonably determinable, the cash flows deriving from its disposal at the end of its useful life. Recoverable amounts of the CGUs in the regulated businesses of gas transportation, distribution, storage and re-gasification equal their respective net borrowings recognized by Regulatory Authority, considering that the operating cost structure borne is recognized in the tariff regime set by Regulatory Authority (Regulatory Asset Base - RAB).
Cash flows are determined on the basis of the best information available at the moment of the assessment deriving:

(i)	for the first four years of the projection, from the Company’s four-year plan approved by the top management which provides information on expected oil and gas production volumes, sales volumes, capital expenditures, operating costs and margins and industrial and marketing set-up, as well as trends on the main macroeconomic variables, including inflation, nominal interest rates and exchange rates;
(ii)	for the subsequent years, considering management’s assumptions of long-term trends in the main macroeconomic variables (inflation rates, oil prices, etc.), cash flow projections are based on the following factors: (a) for the oil&gas CGUs the residual life of the reserves and associated projections of operating costs and development expenditures; (b) for the CGUs of the Refining & Marketing segment, the economical and technical life of the plants and associated projections of operating costs, expenditures to support plant efficiency and refining and marketing margins; (c) for the CGUs of the Petrochemical segment, the economical and technical life of the plants and associated projections of expenditures to support plant efficiency, and normalized operating results plus depreciation (normalized EBITDA); (d) for the CGUs of the gas market and the Engineering & Construction segment, the perpetuity method of the last-year-plan by using a nominal growth rate ranging from 0% to 2%; and (e) for the regulated businesses of gas transportation, distribution, storage and regasification, a terminal value equal to the regulatory asset base of the last-year-plan and
(iii)	the commodity prices have been assessed based on the forward prices prevailing in the marketplace as of the balance sheet date for the first four years of the cash flow projections and the long-term price assumptions adopted by the Company’s management for strategic planning purposes for the following years (see Note 3 – Summary of significant accounting policies).

Value-in-use is determined by discounting post-tax cash flows at the rate which corresponds for the Exploration & Production, Refining & Marketing and Petrochemical segments to the Company’s weighted average cost of capital, adjusted to consider risks specific to each Country of activity (adjusted post-tax WACC). In 2010, the adjusted post-tax rates used for assessing value-in-use decreased by 0.5 percentage points on average from the previous

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year reflecting a reduced market premium for the equity risk and a slight decrease in the cost of borrowings to Eni following expected trends in the main market benchmarks. Such trends were partially offset by increased market yields on assets risk-free due to an higher risk premium for Italy.
In 2010 the adjusted WACC used for impairment test purposes ranged from 8% to 13%.
Post-tax cash flows and discount rates were adopted as they resulted in an assessment that substantially approximated a pre-tax assessment.
In 2010, the Exploration & Production segment recorded immaterial asset impairments, if individually considered, for a total amount of euro 123 million which primarily related to gas properties located in USA and Egypt as a result of a changed price environment and downward reserve revisions, particularly associated to unproved properties.
Other impairments were recorded in both the Refining & Marketing and the Petrochemical segments as expenditures made in the year were entirely written off due to lack of economic perspectives associated with the relevant CGUs which were totally impaired in previous reporting periods.
Foreign currency translation differences of euro 2,614 million were primarily related to translation of entities accounts denominated in US dollar (euro 2,221 million).
Other changes of euro 714 million included the initial recognition and change in the estimated amount of the costs for dismantling and restoring oil sites and expenditures associated with certain social projects of the Exploration & Production segment for euro 556 million, of which euro 287 million related to the recognition of social projects by Eni North Africa BV and the reclassification from assets held for sale following the decision of the proposed buyer not to acquire the 100% stake in the share capital of Società Adriatica Idrocarburi SpA for euro 292 million. The book value of assets disposed of amounted to euro 95 million.
The following is a description of unproved mineral interests, included in tangible assets in progress and advances:

(euro million)	Value at the beginning of the year	Acquisitions	Impairments	Reclassification to Proved Mineral Interest	Other changes and currency translation differences	Net value at the end of the year
Dec. 31, 2009
Congo	1,497	42		(333)	(42)	1,164
USA	1,331	43	(231)	(229)	(32)	882
Turkmenistan	685			(13)	(23)	649
Algeria	689			(220)	(17)	452
Other countries	288	137	(54)	(140)		231
	4,490	222	(285)	(935)	(114)	3,378
Dec. 31, 2010
Congo	1,164			(7)	91	1,248
USA	882		(84)	(150)	70	718
Turkmenistan	649			(12)	51	688
Algeria	452			(43)	37	446
Other countries	231			(61)	(9)	161
	3,378		(84)	(273)	240	3,261

The accumulated provisions for impairments amounted to euro 5,680 million and euro 6,186 million at December 31, 2009 and 2010, respectively.
At December 31, 2010, Eni pledged property, plant and equipment for euro 28 million primarily as collateral against certain borrowings (the same amount as of December 31, 2009).
Government grants recorded as a decrease of property, plant and equipment amounted to euro 753 million (euro 642 million at December 31, 2009).
Assets acquired under financial lease agreements amounted to euro 27 million (euro 28 million at December 31, 2009), of which, euro 20 million related to FPSO ships used by the Exploration & Production segment to support oil production and treatment activities and euro 7 million related to service stations in the Refining & Marketing segment.
Contractual commitments related to the purchase of property, plant and equipment are included in Note 34 – Guarantees, commitments and risks – Liquidity risk.
Property, plant and equipment under concession arrangements are described in Note 34 – Guarantees, commitments and risks – Asset under concession arrangements.

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Property, plant and equipment by segment

(euro million)	Dec. 31, 2009	Dec. 31, 2010
Property, plant and equipment, gross
Exploration & Production	71,189	85,494
Gas & Power	22,040	22,510
Refining & Marketing	13,378	14,177
Petrochemicals	5,174	5,226
Engineering & Construction	9,163	10,714
Other activities	1,592	1,614
Corporate and financial companies	373	372
Elimination of intra-group profits	(343)	(495)
	122,566	139,612
Accumulated depreciation, amortization and impairment losses
Exploration & Production	36,727	44,973
Gas & Power	8,262	8,634
Refining & Marketing	8,981	9,411
Petrochemicals	4,321	4,236
Engineering & Construction	2,858	3,292
Other activities	1,513	1,536
Corporate and financial companies	194	201
Elimination of intra-group profits	(55)	(75)
	62,801	72,208
Property, plant and equipment, net
Exploration & Production	34,462	40,521
Gas & Power	13,778	13,876
Refining & Marketing	4,397	4,766
Petrochemicals	853	990
Engineering & Construction	6,305	7,422
Other activities	79	78
Corporate and financial companies	179	171
Elimination of intra-group profits	(288)	(420)
	59,765	67,404

15 Inventory - compulsory stock

Inventory - compulsory stock was as follows:

(euro million)	i	Dec. 31, 2009	i	Dec. 31, 2010
Crude oil and petroleum products		1,586		1,874
Natural gas		150		150
		1,736		2,024

Compulsory stock was primarily held by Italian companies (euro 1,724 million and euro 2,010 million at December 31, 2009 and 2010, respectively) in accordance with minimum stock requirements of oil, petrochemical products and natural gas set forth by applicable laws.

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16 Intangible assets

Intangible assets were as follows:

(euro million)	i	Net value at the beginning of the year	ii	Investments	i	Amortization	i	Impairments	i	Changes in the scope of consolidation	i	Currency translation differences	i	Other changes	i	Net value at the end of the year	i	Gross value at the end of the year	i	Provisions for amortization and impairments
Dec. 31, 2009
Intangible assets with finite useful lives
Exploration expenditures	971	1,273	(1,615)			(20)	22	631	2,259	1,628
Industrial patents and intellectual property rights	149	10	(85)	(2)			66	138	1,275	1,137
Concessions, licenses, trademarks and similar items	733	20	(153)			1	70	671	2,403	1,732
Service concession arrangements	3,322	268	(121)			17	(74)	3,412	5,958	2,546
Intangible assets in progress and advances	580	83		(4)		1	(79)	581	584	3
Other intangible assets	1,733	9	(136)			15	5	1,626	2,035	409
	7,488	1,663	(2,110)	(6)		14	10	7,059	14,514	7,455
Intangible assets with indefinite useful lives
Goodwill	3,531			(56)	15	8	912	4,410
	11,019	1,663	(2,110)	(62)	15	22	922	11,469
Dec. 31, 2010
Intangible assets with finite useful lives
Exploration expenditures	631	1,038	(1,235)		16	52	36	538	2,323	1,785
Industrial patents and intellectual property rights	138	38	(87)				61	150	1,374	1,224
Concessions, licenses, trademarks and similar items	671	40	(160)		6	1	17	575	2,410	1,835
Service concession arrangements	3,412	300	(134)	(10)		6	(12)	3,562	6,205	2,643
Intangible assets in progress and advances	581	138		(1)			(60)	658	664	6
Other intangible assets	1,626	8	(128)			9	(1)	1,514	2,048	534
	7,059	1,562	(1,744)	(11)	22	68	41	6,997	15,024	8,027
Intangible assets with indefinite useful lives
Goodwill	4,410			(430)	173	17	5	4,175
	11,469	1,562	(1,744)	(441)	195	85	46	11,172

Exploration expenditures of euro 538 million mainly related to license acquisition costs that are amortized on a straight-line basis over the contractual term of the exploration lease or fully written off against profit and loss upon expiration of terms or management’s decision to cease any exploration activities. Additions for the year included exploration drilling expenditures which were fully amortized as incurred for euro 1,009 million (euro 1,271 million at December 31, 2009).
Concessions, licenses, trademarks and similar items for euro 575 million primarily comprised transmission rights for natural gas imported from Algeria (euro 406 million) and concessions for mineral exploration (euro 121 million).
Service concession arrangements of euro 3,562 million primarily pertained to Italian gas distribution activity (euro 3,340 million and euro 3,492 million as of December 31, 2009 and 2010, respectively). Such activity is conducted in concession on the basis of municipal assignments, as the definition through relevant decrees of over-municipal minimum territorial reaches is still pending. At the expiration date of the concession, following the sale to a new operator of the gas distribution network, the outgoing operator is entitled to receive a reimbursement base on an industrial assessment of the relevant assets. Tariffs for the distribution service are defined by the Italian Authority for Electricity and Gas. Applicable regulations award concessions to distribution companies exclusively by means of competitive bid. Concessions are granted for a maximum term of 12 years. Government grants recorded as a decrease in the carrying amounts of service concession arrangements amounted to euro 729 million (euro 693 million as of December 31, 2009).
Other intangible assets with finite useful lives of euro 1,514 million primarily pertained to: (i) customer relationship and order backlog for euro 1,140 million (euro 1,244 million at December 31, 2009) recognized upon the business combination of Distrigas NV. These assets are amortized on the basis of the supply contract with the longest term (19 years) and the residual useful life of sale contracts (4 years); (ii) an option to develop offshore storage

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capacity for the commercial modulation of gas in the British North Sea which was recognized upon acquisition of Eni Hewett Ltd amounting to euro 241 million (euro 234 million at December 31, 2009). The asset impairment test confirmed recoverability of the book value; (iii) royalties for the use of licenses by Polimeri Europa SpA amounting to euro 64 million (euro 68 million at December 31, 2009); and (iv) estimated costs for Eni’s social responsibility projects in relation to oil development programs in Val d’Agri connected to mineral rights under concession for euro 35 million (euro 38 million at December 31, 2009) following commitments made with the Basilicata Region.
The depreciation rates used were as follows:

(%)
Exploration expenditures	14	-	33
Industrial patents and intellectual property rights	20	-	33
Concessions, licenses, trademarks and similar items	3	-	33
Service concession arrangements	2	-	20
Other intangible assets	4	-	25

Impairments of intangible assets with indefinite useful life (goodwill) of euro 430 million essentially pertained to the Gas & Power segment (euro 426 million), as described below. Change in the consolidation area of euro 173 million related to recognition of goodwill following the purchase price allocation in connection with the business combinations of Altergaz SA (euro 97 million) and Eni Mineralölhandel GmbH including its subsidiary Eni Marketing Austria GmbH (euro 76 million). More information is included in Note 33 – Other information – Main acquisitions.
The carrying amount of goodwill at the end of the year was euro 4,175 million (euro 4,410 million at December 31, 2009). The break-down by operating segment is as follows:

(euro million)	i	Dec. 31, 2009	i	Dec. 31, 2010
Exploration & Production		249		262
Gas & Power		3,328		3,000
Refining & Marketing		84		164
Engineering & Construction		749		749
		4,410		4,175

Goodwill acquired through business combinations has been allocated to the cash generating units ("CGUs") that are expected to benefit from the synergies of the acquisition. The CGUs of the Gas & Power segment are composed of such commercial business units whose cash flows are interdependent and therefore benefit from acquisition synergies. The recoverable amounts of the CGUs are determined by discounting the future cash flows deriving from the continuing use of the CGUs and, if significant and reasonably determinable, the cash flows deriving from its disposal at the end of their useful lives. Recoverable amounts of the CGUs in the regulated businesses of gas transportation, distribution, storage and re-gasification equal their respective regulatory asset base, considering that the operating cost structure borne is recognized in the tariff regime set by Regulatory Authority (Regulatory Asset Base - RAB).
Cash flows are determined on the basis of the best information available at the moment of the assessment deriving:

(i)	for the first four years of the projection, from the Company’s four-year plan approved by the top management which provides information on expected oil and gas production volumes, sales volumes, capital expenditures, operating costs and margins and industrial and marketing set-up, as well as trends on the main macroeconomic variables, including inflation, nominal interest rates and exchange rates;
(ii)	for the subsequent years, considering management’s assumptions of long-term trends in the main macroeconomic variables (inflation rates, oil prices, etc.), cash flow projections are based on the following factors: (a) for the oil& gas CGUs, the residual life of the reserves and associated projections of operating costs and development expenditures; (b) for the CGUs of the Refining & Marketing segment, the economical and technical life of the plants and associated projections of operating costs, expenditures to support plant efficiency and refining and marketing margins; (c) for the CGUs of the gas market and the Engineering & Construction segment, the perpetuity method of the last-year-plan by using a nominal growth rate ranging from 0% to 2%; and (d) for CGU of the regulated businesses of gas transportation - Italy, distribution, storage and re-gasification, a terminal value equal to the regulatory asset base of the last-year-plan;
(iii)	the commodity prices have been assessed based on the forward prices prevailing in the marketplace as of the balance sheet date for the first four years of the cash flow projections and the long-term price assumptions adopted by the Company’s management for strategic planning purposes for the following years (see Note 3 – Summary of significant accounting policies).

Value-in-use is determined by discounting post-tax cash flows at the rate which corresponds: (i) for the Exploration & Production and Refining & Marketing segments to the Company’s weighted average cost of capital, adjusted to consider risks specific to each Country of activity (adjusted post-tax WACC). In 2010, the adjusted post-tax rates used for assessing value-in-use decreased by 0.5 percentage points on average from the previous year reflecting a reduced market premium for the equity risk and a slight decrease in the cost of borrowings to Eni following expected trends in the main market benchmarks. Such trends were partially offset by increased market yields on assets risk-free due to an higher risk premium for Italy. In 2010 the adjusted WACC used for impairment test purposes ranged from 8% to 13%; (ii) the impairment test rate for the Gas & Power segment was estimated on the basis of a sample of comparable companies in the utility industry. The impairment test rate for the Engineering & Construction segment was derived from market data. Rates used in the Gas & Power segment were adjusted to take into consideration risks specific to each Country of activity, while rates used in the Engineering & Construction segment did not reflect any Country risks as most of the company assets are

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Eni Annual Report / Notes to the Consolidated Financial Statements

not permanently located in a specific Country. Rates for the Gas & Power segment ranged from 7% to 8%, unchanged from the previous year as the decrease observed in the equity risks for gas companies was lower than the oil sector and was completely absorbed by the impact of rising yields on assets risk-free. In the Engineering & Construction segment, the discount rate was 9%, an increase of 0.5 percentage points from the previous year due to an higher equity risk and higher rates of risk-free assets; and (iii) for the regulated activities in the Italian natural gas sector, the discount rates were assumed to be equal to the rates of return defined by the Italian Authority for Electricity and Gas.
Post-tax cash flows and discount rates were adopted as they resulted in an assessment that substantially approximated a pre-tax assessment.
Goodwill has been allocated to the following CGUs:

Gas & Power segment

(euro million)	i	Dec. 31, 2009	i	Dec. 31, 2010
Domestic gas market		766		767
Foreign gas market		2,247		1,918
- of which European market (Distrigas)		2,148		1,722
Domestic natural gas transportation network		305		305
Other		10		10
		3,328		3,000

Goodwill allocated to the CGU domestic gas market primarily pertained to goodwill recognized upon the buy-out of Italgas SpA minorities in 2003 through a public offering (euro 706 million). The relevant CGU is engaged in supplying gas to residential customers and small businesses. The impairment review performed at the balance sheet date confirmed the recoverability of the carrying amount of that CGU, including the allocated goodwill.
Goodwill allocated to the CGU European market pertained to goodwill recognized upon allocating the purchase price of the Distrigas business combination in 2009. The CGU comprises Distrigas marketing activities and those activities managed directly or indirectly by the Gas & Power Division of the parent company Eni SpA, which includes marketing activities in Europe including France, Germany, Benelux, the UK, Switzerland and Austria. Those business units jointly benefited from the business combination synergies. In performing the impairment review of the recoverability of the CGU carrying amount at the balance sheet date, management recognized an impairment loss amounting to euro 426 million considering weak 2010 results and a reduced outlook for profitability.
The key assumptions adopted for determining future cash flow projections of both the CGUs Italian market and European market included marketing margins, forecast sales volumes, the discount rate and the growth rates adopted to determine the terminal value. Information on these drivers was derived from the four-year-plan approved by the Company’s top management that was revised downwards with respect to past years future projections for returns and cash flows of the Company’s gas business, particularly the European market, due to expectations for weak demand and supply fundamentals, rising competitive pressures and increased commercial risk. The European market is expected to be negatively affected by lowering marketing margins over the next four years. This reflects ongoing development of very liquid spot markets for gas and the circumstance that spot prices have increasingly become the prevailing reference price for contractual formulae in supplies outside Italy whereas Eni’s purchase costs for gas are mainly indexed to the price of oil and refined products. Trends in spot prices as compared to those in oil-linked purchase costs have been de-coupling until recently resulting in negative spreads during the course of 2010; management expects that those negative trends will re-couple in 2014 at the earliest. Compared to the previous year exercise of four-year financial projections, management is now assuming that the CGU European market will be affected by the following negative factors: (i) an average reduction of 47% in unit marketing margins that will be earned on future gas sales relating to determination of value in use of that CGU; (ii) an average reduction of 7% in planned sales volumes; and (iii) the discount rate and the growth rate are unchanged from previous assumptions. The industrial and financial forecasts for the next four-year plan of the gas business as well as the amount of the impairment loss recognized in 2010 consolidated accounts both take into consideration management assumptions to renegotiate better economic terms within the Company’s long-term gas purchase contracts, so as to restore the competitiveness of the Company’s cost position in the current depressed scenario for the gas sector. The renegotiation of revised contractual terms, including any price revisions and contractual flexibility, is established by such contractual clauses whereby parties are held to bring the contract back to the economic equilibrium in case of significant changes in the market environment, like the ones that have occurred since the second half 2008. In the course of 2010, Eni has finalized a number of important contractual renegotiations by obtaining improved economic conditions for supplies and wider contractual flexibility with a benefit to its commercial programs. A number of renegotiations have commenced or are due to commence in the near future involving all the Company’s main suppliers of gas based on long-term contracts. Should the outcome of those renegotiations fall short of management’s expectations and, absent a solid recovery in fundamentals of the gas sector, management believes that future results of operations and cash flows of the Company’s gas business will be negatively affected with further consequences in terms of recoverability of the carrying amounts of the gas business assets.
The terminal value of the CGUs was estimated based on the perpetuity method of the last year of the plan assuming a long-term nominal growth rate equal to zero and 1.6% for the CGU Italian market and the CGU European market, respectively. Value in use of the CGU European market was assessed by discounting the associated post-tax cash flows at a post-tax rate of 7.5% that corresponds to the pre-tax rate of 9.3% (7.5% and 10%, respectively in the previous year). Value in use of the CGU Italian market was assessed by discounting the associated post-tax cash flows at a post-tax rate of 7% that corresponds to the pre-tax rate of 11.7% (7% and 11.9%, respectively in the previous year).
The excess of the recoverable amount of the CGU domestic gas market over its carrying amount including the allocated portion of goodwill (headroom) amounting to euro 344 million would be reduced to zero under each of the following alternative hypothesis: (i) a decrease of 26% on average in the

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Eni Annual Report / Notes to the Consolidated Financial Statements

projected commercial margins; (ii) a decrease of 26% on average in the projected sales volumes; (iii) an increase of 2.8 percentage points in the discount rate; and (iv) a negative nominal growth rate of 3.5%. The recoverable amount of the CGU and the relevant sensitivity analysis were calculated solely on the basis of retail margins, thus excluding wholesale and business client margins (industrial, thermoelectric and others).
Goodwill allocated to the domestic natural gas transportation network CGU was recognized alongside the repurchase of own shares by Snam Rete Gas SpA and equals the difference between the purchase cost over the carrying amount of the corresponding share of net equity. The recoverable amount of the CGU is assessed based on its Regulatory Asset Base (RAB) as recognized by the Italian Authority for Electricity and Gas and is higher than its carrying amount, including the allocated goodwill. Management believes that no reasonably possible change in the assumptions adopted would cause the headroom of the CGU to be reduced to zero.

Engineering & Construction segment

(euro million)	i	Dec. 31, 2009	i	Dec. 31, 2010
Offshore constructions		416		415
Onshore constructions		317		318
Other		16		16
		749		749

The segment goodwill of euro 749 million was mainly recognized following the acquisition of Bouygues Offshore SA, now Saipem SA (euro 711 million) and allocated to the CGUs offshore and onshore. The impairment review performed at the balance sheet date confirmed the recoverability of the carrying amounts of both those CGUs, including the allocated portions of goodwill.
The key assumptions adopted for assessing the recoverable amounts of those two CGUs which exceed their respective carrying amounts related to operating results, the discount rate and the growth rates adopted to determine the terminal value. Information on those drivers has been collected from the four-year-plan approved by the Company’s top management, while the terminal value was estimated by using a perpetual nominal growth rate of 2% applied to the cash flow of the last year in the four-year plan. Value in use of both CGUs was assessed by discounting the associated post-tax cash flows at a post-tax rate of 9% (8.5% in 2009) which corresponds to the pre-tax rate of 11.8% and 13% for the offshore business unit and the onshore one respectively (10.8% and 12.3%, respectively in the previous year). The headroom of the offshore business unit of euro 4,338 million would be reduced to zero under each of the following alternative changes in the above mentioned assumptions: (i) a decrease of 55% in the operating result of the four-year plan; (ii) an increase of about 9 percentage points of the discount rate; and (iii) negative real growth rate.
Changes in each of the assumptions that would cause the headroom of the onshore business unit to be reduced to zero are greater than those of the offshore construction CGU described above.
The Exploration & Production and the Refining & Marketing segments tested their goodwill, yielding the following results: (i) in the Exploration & Production segment with goodwill amounting to euro 262 million, management believes that there are no reasonably possible changes in the pricing environment and production/cost profiles that would cause the headroom of the relevant CGUs to be reduced to zero. Goodwill mainly refers to the portion of the purchase price that was not allocated to proved or unproved mineral interests of the business combinations Lasmo, Burren Energy (Congo) and First Calgary (Algeria) executed in previous reporting periods; and (ii) in the Refining & Marketing segment goodwill amounted to euro 164 million at the balance sheet date. Goodwill amounting to euro 66 million pertained to retail networks in the Czech Republic, Hungary and Slovakia which were purchased in 2008, for which the growth expectations improved in respect of the previous year following to a demand recovery and a better marketing position. Goodwill amounting to euro 76 million represented the allocation of the purchase price of a business combination involving a service station in Austria which was acquired in August 2010.

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Eni Annual Report / Notes to the Consolidated Financial Statements

17 Investments

Investments accounted for using the equity method

Equity-accounted investments were as follows:

(euro million)	Value at the beginning of the year	Acquisitions and subscriptions	Sales and reimbursements	Share of profit of equity-accounted investments	Share of loss of equity-accounted investments	Deduction for dividends	Currency translation differences	Other changes	Value at the end of the year
Dec. 31, 2009
Investments in unconsolidated entities controlled by Eni	177	1	(14)	42	(4)	(8)	(3)	26	217
Joint ventures	3,257	25	(111)	478	(81)	(254)	(54)	67	3,327
Associates	2,037	200	(24)	173	(156)	(122)	(31)	207	2,284
	5,471	226	(149)	693	(241)	(384)	(88)	300	5,828
Dec. 31, 2010
Investments in unconsolidated entities controlled by Eni	217	32	(3)	75	(18)	(38)	9	(18)	256
Joint ventures	3,327	44	(526)	379	(124)	(312)	124	(177)	2,735
Associates	2,284	187	(33)	263	(7)	(130)	81	32	2,677
	5,828	263	(562)	717	(149)	(480)	214	(163)	5,668

Acquisitions and subscriptions for euro 263 million related to the subscription of capital increase, of which euro 183 million related to Angola LNG Ltd.
Sales and reimbursements of equity-accounted investments of euro 562 million mainly pertained to the capital reimbursement of Artic Russia BV (euro 526 million) following the divestment of a 51% stake in the Eni-Enel joint venture OOO "SeverEnergia" as Gazprom exercised a call option on September 23, 2009. On March 31, 2010, Eni collected a second installment of the transaction amounting to euro 526 million (as converted at the EUR/USD exchange rate of 1.35 as of the transaction date, corresponding to approximately $710 million).
Share of profit of equity-accounted investments and the decrease following the distribution of the dividends pertained to the following companies:

(euro million)	Dec. 31, 2009	Dec. 31, 2010

Share of profit of equity-accounted investments	Deduction for dividends	Eni’s interest %	Share of profit of equity-accounted investments	Deduction for dividends	Eni’s interest %
Galp Energia SGPS SA	116	64	33.34		147	55	33.34
Unión Fenosa Gas SA	108	138	50.00		116	126	50.00
Trans Austria Gasleitung GmbH	84	22	89.00		98	67	89.00
United Gas Derivatives Co	24	40	24.55	(*)	47	44	24.55	(*)
Eni BTC Ltd	35		100.00		37	35	100.00
Blue Stream Pipeline Co BV	33		50.00		36		50.00
Other investments	293	120			236	153
	693	384			717	480
i	i	i
(*)	i	Equity ratio 33.33.

Share of losses of equity-accounted investments of euro 149 million primarily related to CARDÓN IV SA (euro 40 million) and Super Octanos CA (euro 36 million).
Other changes of euro 163 million included: (i) reclassification to assets held for sale of the carrying amounts relating Trans Austria Gasleitung GmbH (euro 203 million), Transitgas AG (euro 40 million) and Trans Europa Naturgas Pipeline Gesellschaft mbH & Co KG (euro 8 million). More information is included in Note 31 – Assets held for sale and liabilities directly associated with assets held for sale; (ii) the exclusion from joint ventures and the inclusion in the scope of consolidation following the acquisition of the controlling interest of Altergaz SA (euro 67 million); and (iii) as an increase the exclusion from the scope of consolidation and the inclusion in equity-accounted investments of GreenStream BV (euro 149 million) following the sale of 25% of its share capital.

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Eni Annual Report / Notes to the Consolidated Financial Statements

The following table sets out the net carrying amount relating to equity-accounted investments:

(euro million)	Dec. 31, 2009	Dec. 31, 2010

i	i	Net carrying amount	i	Eni’s interest %	i	Net carrying amount	i	Eni’s interest %
Investments in unconsolidated entities controlled by Eni:
- Eni BTC Ltd	93	100.00		104	100.00
- Eni BBI Ltd	3	100.00		28	100.00
- other investments (*)	121			124
	217			256
Joint ventures:
- Unión Fenosa Gas SA	473	50.00		468	50.00
- Artic Russia BV	918	60.00		445	60.00
- Blue Stream Pipeline Co BV	371	50.00		435	50.00
- EnBW Eni Verwaltungsgesellschaft mbH	284	50.00		285	50.00
- Azienda Energia e Servizi Torino SpA	170	49.00		172	49.00
- Eteria Parohis Aeriou Thessalonikis AE	161	49.00		160	49.00
- Toscana Energia SpA	143	49.38		155	48.13
- GreenStream BV				147	50.00
- Raffineria di Milazzo ScpA	128	50.00		128	50.00
- Unimar Llc	72	50.00		74	50.00
- Supermetanol CA	80	34.51		66	34.51
- Eteria Parohis Aeriou Thessalias AE	43	49.00		43	49.00
- Starstroi Llc	31	50.00		19	50.00
- Trans Austria Gasleitung GmbH	170	89.00
- Super Octanos CA	66	49.00
- Transitgas AG	33	46.00
- Altergaz SA	28	41.62
- other investments (*)	156			138
	3,327			2,735
Associates:
- Galp Energia SGPS SA	914	33.34		1,005	33.34
- Angola LNG Ltd	612	13.60		841	13.60
- PetroSucre SA	176	26.00		198	26.00
- Ceska Rafinerska AS	184	32.44		189	32.44
- United Gas Derivatives Co	84	24.55	(**)	94	24.55	(**)
- Fertilizantes Nitrogenados de Oriente CEC	68	20.00		68	20.00
- ACAM Gas SpA	47	49.00		48	49.00
- Termica Milazzo Srl	23	40.00		40	40.00
- Distribuidora de Gas del Centro SA	29	31.35		32	31.35
- Gaz de Bordeaux SAS	13	17.00		27	34.00
- other investments (*)	134			135
	2,284			2,677
	5,828			5,668

(*)	Each individual amount included herein did not exceed euro 25 million.
(**)	Equity ratio 33.33.

Carrying amounts of investments in unconsolidated entities, including entities controlled by Eni, joint ventures and associates, comprised differences between the purchase price of relevant shareholdings and the corresponding Eni’s share in the net equity of each entities amounting to euro 511 million, of which euro 347 million referred to goodwill. Such differences primarily related to Unión Fenosa Gas SA (euro 195 million of goodwill), EnBW - Eni Verwaltungsgesellschaft mbH (euro 181 million, of which euro 18 million of goodwill) and Galp Energia SGPS SA (euro 106 million of goodwill).

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Eni Annual Report / Notes to the Consolidated Financial Statements

The fair value of listed investments was as follows:

i	i	Shares	i	Ownership (%)	i	Price per share (euro)	i	Fair value (euro million)
Galp Energia SGPS SA	276,472,161	33.34	14.34	3,965

The table below sets out the provisions for losses included in the provisions for contingencies of euro 124 million (euro 170 million at December 31, 2009), primarily related to the following equity-accounted investments:

(euro million)	i	Dec. 31, 2009	i	Dec. 31, 2010
Industria Siciliana Acido Fosforico - ISAF - SpA (under liquidation)		64		59
Southern Gas Constructors Ltd		13		31
Charville - Consultores e Serviços Lda		21		12
Other investments		72		22
		170		124

Other investments

Other investments were as follows:

(euro million)	i	Net value at the beginning of the year	i	Acquisition and subscriptions	i	Currency translation differences	i	Other changes	i	Net value at the end of the year	i	Gross value at the end of the year	i	Accumulated impairment charges
Dec. 31, 2009
Investments in unconsolidated entities controlled by Eni	30		(1)	15	44	55	11
Associates	4			4	8	8
Other investments	376	4	(7)	(9)	364	371	7
	410	4	(8)	10	416	434	18
Dec. 31, 2010
Investments in unconsolidated entities controlled by Eni	44		2	(17)	29	29
Associates	8		1	1	10	18	8
Other investments	364	4	16	(1)	383	390	7
	416	4	19	(17)	422	437	15

Investments in unconsolidated entities controlled by Eni and associates are stated at cost net of impairment losses. Other investments, for which fair value cannot be reliably determined, were recognized at cost and adjusted for impairment losses.

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Eni Annual Report / Notes to the Consolidated Financial Statements

The net carrying amount of other investments of euro 422 million (euro 416 million at December 31, 2009) was related to the following entities:

(euro million)	Dec. 31, 2009	Dec. 31, 2010

Net carrying amount	Eni’s interest %	Net carrying amount	Eni’s interest %
Investments in unconsolidated entities controlled by Eni (*)	44		29
Associates	8		10
Other investments:
- Interconnector (UK) Ltd	134	16.06	136	16.07
- Nigeria LNG Ltd	82	10.40	89	10.40
- Darwin LNG Pty Ltd	78	10.99	79	10.99
- other (*)	70		79
	364		383
	416		422

(*)	Each individual amount included herein did not exceed euro 25 million.

Provisions for losses related to other investments, included within the provisions for contingencies, amounted to euro 76 million (euro 41 million at December 31, 2009) and were primarily in relation to the following entities:

(euro million)	i	Dec. 31, 2009	i	Dec. 31, 2010
Eni BB Ltd				28
Burren Energy Shipping & Transportation (Samara) Ltd		25		25
Caspian Pipeline Consortium R - Closed Joint Stock Co		15		19
Other investments		1		4
		41		76

Other information about investments

The following table summarizes key financial data, net to Eni, as disclosed in the latest available financial statements of unconsolidated entities controlled by Eni, joint ventures and associates:

(euro million)	Dec. 31, 2009	Dec. 31, 2010

Unconsolidated entities controlled by Eni	Joint ventures	Associates	Unconsolidated entities controlled by Eni	Joint ventures	Associates
Total assets	2,215	6,981	4,218	2,383	5,711	5,087
Total liabilities	2,081	3,721	1,929	2,193	3,022	2,410
Net sales from operations	65	3,936	5,718	113	3,497	5,134
Operating profit	(48)	564	141	(9)	434	323
Net profit	(9)	474	101	32	252	225

The total assets and liabilities of unconsolidated controlled entities of euro 2,383 million and euro 2,193 million, respectively (euro 2,215 million and euro 2,081 million at December 31, 2009) pertained to entities acting as sole-operator in the management of oil and gas contracts for euro 2,172 million and euro 2,054 million (euro 1,873 million and euro 1,860 million at December 31, 2009). The residual amount pertained to not significant entities. More information is included in Note 1 – Basis of presentation.

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Eni Annual Report / Notes to the Consolidated Financial Statements

18 Other financial assets

Other financing receivables were as follows:

(euro million)	i	Dec. 31, 2009	i	Dec. 31, 2010
Receivables for financing operating activities		1,112		1,488
Securities held for operating purposes		36		35
		1,148		1,523

Receivables for financing operating activities are presented net of the allowance for impairment losses of euro 32 million (euro 29 million at December 31, 2009).
Operating financing receivables of euro 1,488 million (euro 1,112 million at December 31, 2009) primarily pertained to loans made by the Exploration & Production segment (euro 716 million), Gas & Power segment (euro 559 million) and Refining & Marketing segment (euro 96 million) to certain equity-accounted or cost-accounted entities which executed capital projects on behalf of Eni’s Group companies. Financing receivables due from unconsolidated subsidiaries, joint ventures and associates amounted to euro 656 million. Receivables for financial leasing amounted to euro 78 million (euro 97 million at December 31, 2009) and pertained to the disposal of the Belgian gas network by Finpipe GIE. The following table shows principal receivable by maturity date, which was obtained by summing future lease payment receivables discounted at the effective interest rate, interests and the nominal value of future lease receivables:

Maturity range

(euro million)	Within 12 months	Between one and five years	Total
Principal receivable	19	78	97
Interests	6	10	16
Undiscounted value of future lease payments	25	88	113

Receivables with a maturity date within one year is shown in current assets in the item trade receivables for operating purposes - current portion of long-term receivables in the Note 9 – Trade and other receivables.
Receivables for financing operating activities in currencies other than euro amounted to euro 1,128 million (euro 716 million at December 31, 2009).
Receivables for financing operating activities due beyond five years amounted to euro 823 million (euro 460 million at December 31, 2009).
Securities of euro 35 million (euro 36 million at December 31, 2009), designated as held-to-maturity investments, are listed securities, issued by the Italian Government (euro 20 million) and by foreign governments (euro 15 million).
Securities with a maturity beyond five years amounted to euro 21 million.
Fair value of receivables for financing operating activities amounted to euro 1,534 million. Securities did not differ significantly from their carrying amount. The fair value of financing receivables has been determined based on the present value of expected future cash flows discounted at rates ranging from 0.8% to 4.1% (1.0% and 4.5% at December 31, 2009). The fair value of securities was derived from quoted market prices.
Receivables with related parties are described in Note 42 – Transactions with related parties.

19 Deferred tax assets

Deferred tax assets are stated net of amounts of deferred tax liabilities that can be offset for euro 3,421 million (euro 3,764 million at December 31, 2009).

(euro million)	i	Value at Dec. 31, 2009	i	Additions	i	Deductions	i	Currency translation differences	i	Other changes	i	Value at Dec. 31, 2010
3,558	1,612	(1,066)	224	536	4,864

Deferred tax assets are described in Note 29 – Deferred tax liabilities.

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Eni Annual Report / Notes to the Consolidated Financial Statements

20 Other non-current receivables

The following table provides an analysis of other non-current receivables:

(euro million)	i	Dec. 31, 2009	i	Dec. 31, 2010
Tax receivables from:
- Italian tax authorities
. income tax		18		14
. interest on tax credits		55		65
		73		79
- foreign tax authorities		39		106
		112		185
Other receivables:
- in relation to disposals		710		800
- other non-current receivables		215		224
		925		1,024
Fair value of non-hedging derivatives		339		420
Fair value of cash flow hedge derivative instruments		129		102
Other asset		433		1,624
		1,938		3,355

Other receivables amounting to euro 800 million related to the divestment of certain assets which occurred in prior periods, including: (i) a receivable of euro 474 million recognized in 2008 upon the agreement signed with the Republic of Venezuela whereby Eni would receive cash compensation for the expropriated Dación oilfield, to be collected in seven annual installments with accrual of interests. Following an agreement achieved, future installments can be paid in kind through equivalent collections of hydrocarbons. The 2009 installment of euro 71 million ($104 million) was collected in kind. The Company achieved new agreements for future installments that will be paid in kind through equivalent collections of hydrocarbons during 2011; and (ii) a receivable of euro 313 million related to the divestment of the interest of 1.71% in the Kashagan project to the local partner KazMunaiGas on the basis of the agreements defined with the international partners of the North Caspian Sea PSA and the Kashagan government, which are effective starting from January 1, 2008. The reimbursement of the receivable is provided for in three annual installments starting from the date of the production beginning.
The fair value of derivative contracts which do not meet the criteria to be classified as hedges under IFRS was as follows:

Dec. 31, 2009	Dec. 31, 2010

(euro million)	Fair value	Purchase commitments	Sale commitments	Fair value	Purchase commitments	Sale commitments
Non-hedging derivatives on exchange rate
Interest currency swap	112	458	197	171	714	95
Currency swap	7	333	33	11	83	99
Other
	119	791	230	182	797	194
Non-hedging derivatives on interest rate
Interest rate swap	46	677	563	83	691	3,615
	46	677	563	83	691	3,615
Non-hedging derivatives on commodities
Over the counter	172	540	659	134	1,578	119
Future	2	37
Other				21		54
	174	577	659	155	1,578	173
	339	2,045	1,452	420	3,066	3,982

Fair value of the derivative contracts is determined using market quotations provided by primary info-provider, or in the absence of market information, appropriate valuation methods generally accepted in the marketplace.
Fair values of non-hedging derivatives of euro 420 million (euro 339 million at December 31, 2009) essentially consisted of derivative contracts that do not meet the formal criteria to be designated as hedges under IFRS because they were entered into in order to manage the net business exposures in foreign currency exchange rates, interest rates and commodity prices. Therefore, such derivatives were not related to specific trade or financing transactions.
Fair value of the cash flow hedge derivatives of euro 102 million (euro 129 million at December 31, 2009) referred to the Gas & Power segment.

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Eni Annual Report / Notes to the Consolidated Financial Statements

Further information on cash flow hedge derivatives is given in Note 13 – Other current assets. Fair value related to the contracts expiring beyond 2011 is given in Note 30 – Other non-current liabilities; fair value related to the contracts expiring in 2011 is indicated in Note 13 – Other assets and in Note 25 – Other current liabilities. The effects of the evaluation at fair value of cash flow hedge derivatives are given in Note 32 – Shareholders’ equity and in Note 36 – Operating expenses.
Nominal value of cash flow hedge derivatives for purchase and sale commitments was euro 775 million and euro 145 million, respectively.
Information on the hedged risks and the hedging policies is given in Note 34 – Guarantees, commitments – Risk factors.
Other asset of euro 1,624 million (euro 433 million at December 31, 2009) included prepayments amounting to euro 1,436 million that were made to gas suppliers upon triggering the take-or-pay clause provided by the relevant long-term arrangement. In accordance to those arrangements, the Company is contractually required to off-take minimum annual quantities of gas, or in case of failure is held to pay the whole price or a fraction for the uncollected volumes up to the minimum annual quantity. The Company is entitled to collect the pre-paid volumes in future years alongside the contract execution and for its entire duration or a shorter term as the case may be. The carrying amounts of those deferred costs, which are substantially equivalent to a receivable in-kind, are stated at the purchase cost or the net realizable value, whichever is lower. Prior-years impairment losses are reversed up to the purchase cost, whenever market conditions indicate that impairment no longer exits or may have decreased. In future years, management plans to recover the prepaid volumes by regaining market share and expanding its sales volumes in the European gas market leveraging on strengthening the Company’s market leadership and consolidating its customer base in the Italian market through effective marketing actions in both the retail market and the industrial and thermoelectric sector. Those action plans coupled with perspectives of steady long-term demand growth until 2020 will enable the Company to absorb volumes pre-paid during the market downturn. The industrial and financial forecasts for the next four-year plan of the gas business and beyond took into consideration management’s assumptions to renegotiate better economic terms within the Company’s long-term gas purchase contracts, so as to restore the competitiveness of the Company’s cost position in the current depressed scenario for the gas sector. The renegotiation of revised contractual terms, including any price revisions and contractual flexibility, is established by such contractual clauses whereby parties are held to bring the contract back to the economic equilibrium in case of significant changes in the market environment, like the ones that have occurred since the second half 2008. In the course of 2010, Eni has finalized a number of important contractual renegotiations by obtaining improved economic conditions for supplies and wider contractual flexibility with a benefit to its commercial programs. A number of renegotiations have commenced or are due to commence in the near future involving all the Company’s main suppliers of gas based on long-term contracts. Should the outcome of those renegotiations fall short of management’s expectations and absent a solid recovery in fundamentals of the gas sector, management believes that future results of operations and cash flows of the Company’s gas business will be negatively affected.

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Eni Annual Report / Notes to the Consolidated Financial Statements

Current liabilities

21 Short-term debt

Short-term debt was as follows:

(euro million)	i	Dec. 31, 2009	i	Dec. 31, 2010
Banks		683		1,950
Commercial papers		2,718		4,244
Other financial institutions		144		321
		3,545		6,515

Short-term debt increased by euro 2,970 million primarily due to the balance of repayments and new proceeds (euro 2,646 million) and currency translation differences (euro 326 million). Commercial papers of euro 4,244 million (euro 2,718 million at December 31, 2009) were mainly issued by the financial companies Eni Coordination Center SA (euro 2,655 million) and Eni Finance USA Inc (euro 1,589 million).
Short-term debt per currency is shown in the table below:

(euro million)	i	Dec. 31, 2009	i	Dec. 31, 2010
Euro		1,143		2,919
US dollar		2,321		3,403
Other currencies		81		193
		3,545		6,515

In 2010, the weighted average interest rate on short-term debt was 0.7% (0.8% in 2009).
At December 31, 2010 Eni had undrawn committed and uncommitted borrowing facilities amounting to euro 2,498 million and euro 7,860 million, respectively (euro 2,241 million and euro 9,533 million at December 31, 2009). Those facilities bore interest rates reflecting prevailing conditions on the marketplace. Charges for unutilized facilities were immaterial.

22 Trade and other payables

Trade and other payables were as follows:

(euro million)	i	Dec. 31, 2009	i	Dec. 31, 2010
Trade payables		10,078		13,111
Advances		3,230		3,139
Other payables:
- related to capital expenditures		1,541		1,856
- others		4,325		4,469
		5,866		6,325
		19,174		22,575

The increase of euro 3,033 million in trade payables was primarily related to the Refining & Marketing segment (euro 1,398 million), the Gas & Power segment (euro 1,072 million) and the Exploration & Production segment (euro 372 million).
Advances of euro 3,139 million (euro 3,230 million at December 31, 2009) pertained to prepayments on contract work in progress for euro 1,539 million, advances on contract work in progress for euro 1,042 million (euro 1,469 million and euro 1,121 million at December 31, 2009, respectively) and other advances for euro 558 million (euro 640 million at December 31, 2009). Advances on contract work in progress were in respect of the Engineering & Construction segment. Other advances included advances amounting to euro 251 million due to gas customers who off-took lower quantities of gas than the contractual minimum quantity for the year (the contractual year or the calendar one as the case may be) as provided by the relevant long-term sale arrangement, thus triggering the take-or-pay clause.

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Eni Annual Report / Notes to the Consolidated Financial Statements

Other payables were as follows:

(euro million)	i	Dec. 31, 2009	i	Dec. 31, 2010	i
Payables due to:
- joint venture operators in exploration and production activities		2,305		2,382
- suppliers in relation to investing activities		809		1,224
- non-financial government entities		661		628
- employees		451		571
- social security entities		292		261
		4,518		5,066
Other payables		1,348		1,259
		5,866		6,325

Other payables of euro 1,259 million (euro 1,348 million at December 31, 2009) included payables due to gas suppliers for euro 214 million (euro 282 million at December 31, 2009) associated to the take-or-pay obligations. In the calendar year or thermal year ending December 31, 2010, the Company was unable to off-take the minimum annual quantities of gas provided by the relevant purchase agreements thus triggering the take-or-pay clause. Further information is provided in Note 20 – Other non-current assets.
Payables with related parties are described in Note 42 – Transactions with related parties.
The fair value of trade and other payables did not differ significantly from their carrying amounts considering the short-term maturity of trade payables.

23 Income taxes payable

Income taxes payable were as follows:

(euro million)	i	Dec. 31, 2009	i	Dec. 31, 2010
Italian subsidiaries		363		300
Foreign subsidiaries		928		1,215
		1,291		1,515

Income taxes payable by Italian subsidiaries were affected by a positive effect of the fair value valuation of cash flow hedging derivatives (euro 87 million). Further information is provided in Note 25 – Other current liabilities.

24 Other taxes payable

Other taxes payable were as follows:

(euro million)	i	Dec. 31, 2009	i	Dec. 31, 2010
Excise and customs duties		832		930
Other taxes and duties		599		729
		1,431		1,659

25 Other current liabilities

Other current liabilities were as follows:

(euro million)	i	Dec. 31, 2009	i	Dec. 31, 2010
Fair value of non-hedging derivatives		691		656
Fair value of cash flow hedge derivatives		680		475
Other liabilities		485		489
		1,856		1,620

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Eni Annual Report / Notes to the Consolidated Financial Statements

Fair value of non-hedging derivative contracts was as follows:

Dec. 31, 2009	Dec. 31, 2010

(euro million)	Fair value	Purchase commitments	Sale commitments	Fair value	Purchase commitments	Sale commitments
Non-hedging derivatives on exchange rate
Currency swap	113	3,044	2,487	162	4,776	1,582
Interest currency swap	8	113		18	116
Other	135	107	684	1	141	29
	256	3,264	3,171	181	5,033	1,611
Non-hedging derivatives on interest rate
Interest rate swap	15		816	11	25	1,504
	15		816	11	25	1,504
Non-hedging derivatives on commodities
Over the counter	415	1,244	549	354	430	2,277
Future	2		54	10		161
Other	3	2		100		442
	420	1,246	603	464	430	2,880
	691	4,510	4,590	656	5,488	5,995

Fair value of derivative contracts was determined by using market quotations given by primary info-providers, or, absent market information, on the basis of valuation models generally accepted in the marketplace.
Fair values of non-hedging derivatives of euro 656 million (euro 691 million at December 31, 2009) mainly pertained to derivative contracts that did not meet the formal criteria to be designated as hedges under IFRS because they were entered into in order to manage the net business exposures in foreign currency exchange rates, interest rates and commodity prices. Therefore, such derivatives were not related to specific trade or financing transactions.
The fair value of cash flow hedges amounted to euro 475 million (euro 680 million at December 31, 2009) and pertained to the Gas & Power segment for euro 244 million and the Exploration & Production segment for euro 231 million (euro 311 million and euro 369 million at December 31, 2009, respectively). Fair value pertaining to the Gas & Power segment pertained to derivatives that were designated to hedge surpluses or deficits of gas to achieve a proper balance in the gas portfolio and hedge the exchange rate and commodity risk exposure as described in Note 13 – Other current assets. Fair value pertaining to the Exploration & Production segment pertained to future sale agreements of proved oil reserves due in 2011. Those derivatives were entered into to hedge exposure to variability in future cash flows deriving from the sale in the 2008-2011 period of approximately 2% of Eni’s proved reserves as of December 31, 2006, corresponding to 125.7 mmbbl, decreasing to 9 mmbbl as of December 31, 2010 due to transactions settled. Fair value of contracts expiring by 2010 is given in Note 13 – Other current assets; fair value of contracts expiring beyond 2010 is given in Note 30 – Other non-current liabilities and in Note 20 – Other non-current assets. The effects of the evaluation at fair value of cash flow hedge derivatives are given in the Note 32 – Shareholders’ equity and in the Note 36 – Operating expenses.
The nominal value of cash flow hedge derivatives referred to purchase and sale commitments for euro 1,805 million and euro 849 million, respectively (euro 1,882 million and euro 272 million at December 31, 2009, respectively).
Information on the hedged risks and the hedging policies is given in Note 34 – Guarantees, commitments and risks – Risk factors.

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Eni Annual Report / Notes to the Consolidated Financial Statements

Non-current liabilities

26 Long-term debt and current maturities of long-term debt

Long-term debt included the current portion maturing during the year following the balance sheet date (current maturity). The table below analyzes debt by year of forecasted repayment:

(euro million)	At December 31,	Long-term maturity

Type of debt instrument	i	Maturity range	i	2009	i	2010	i	Current maturity 2011	i	2012	i	2013	i	2014	i	2015	i	After	i	Total
Banks	2011-2029	9,056	7,224	499	3,460	824	623	550	1,268	6,725
Ordinary bonds	2011-2040	11,687	13,572	410	46	1,603	1,333	2,212	7,968	13,162
Other financial institutions	2011-2021	512	472	54	77	58	53	53	177	418
		21,255	21,268	963	3,583	2,485	2,009	2,815	9,413	20,305

Long-term debt, including the current portion of long-term debt, of euro 21,268 million (euro 21,255 million at December 31, 2009) increased by euro 13 million. Changes included net payments for euro 374 million and, as increase, currency translation differences arose from the translation of financial statements denominated in currencies other than euro and translation differences arising on debt taken on by euro-reporting subsidiaries denominated in foreign currency which are translated into euros at year-end exchange rates of euro 172 million.
Debt from banks of euro 7,224 million related to committed borrowing facilities for euro 1,812 million.
Debt from other financial institutions of euro 472 million (euro 512 million at December 31, 2009) included euro 17 million of finance lease transactions (euro 24 million at December 31, 2009).
Eni entered into long-term borrowing facilities with the European Investment Bank which were subject to the maintenance of certain performance indicators based on Eni’s consolidated financial statements or the maintenance of a minimum level of credit rating. As of the balance sheet date, Eni was in compliance with those covenants. According to the agreements, should the Company fail to comply with maintenance of a minimum credit rating, new guarantees would be provided to be agreed upon with the European Investment Bank. At December 31, 2009 and 2010, the amount of short and long-term debt subject to restrictive covenants was euro 1,508 million and euro 1,685 million, respectively. A possible non-compliance with those covenants would be immaterial to the Company’s ability to finance its operations. Eni is compliance with the covenants contained in its financing arrangements. During 2010, Saipem repaid financial debt which was subject to certain performance indicators (euro 75 million).
Bonds of euro 13,572 million consisted of bonds issued within the Euro Medium Term Notes Program for a total of euro 10,678 million and other bonds for a total of euro 2,894 million.

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Eni Annual Report / Notes to the Consolidated Financial Statements

The following table analyses bonds per issuing entity, maturity date, interest rate and currency as at December 31, 2010:

i	i	Amount	i	Discount on bond issue and accrued expense	i	Total	i	Currency	i	Maturity	i	% rate

(euro million)	from	to	from	to
Issuing entity
Euro Medium Term Notes:
- Eni SpA	1,500	60	1,560	EUR		2016		5.000
- Eni SpA	1,500	45	1,545	EUR		2013		4.625
- Eni SpA	1,500	8	1,508	EUR		2019		4.125
- Eni SpA	1,250	67	1,317	EUR		2014		5.875
- Eni SpA	1,250	(3)	1,247	EUR		2017		4.750
- Eni SpA	1,000	17	1,017	EUR		2020		4.000
- Eni SpA	1,000	(3)	997	EUR		2018		3.500
- Eni Coordination Center SA	523	9	532	GBP	2011	2019	5.000	6.125
- Eni Coordination Center SA	423	3	426	YEN	2012	2037	1.150	2.810
- Eni Coordination Center SA	250	8	258	EUR	2017	2028	3.750	5.600
- Eni Coordination Center SA	191	5	196	USD	2013	2015	4.450	4.800
- Eni Coordination Center SA	41		41	EUR	2011	2015		variable
- Eni Coordination Center SA	34		34	USD		2013		variable
	10,462	216	10,678
Other bonds:
- Eni SpA	1,000	8	1,008	EUR		2015		4.000
- Eni SpA	1,000	(11)	989	EUR		2015		variable
- Eni SpA	337		337	USD		2020		4.150
- Eni SpA	262	1	263	USD		2040		5.700
- Eni USA Inc	299	(3)	296	USD		2027		7.300
- Eni UK Holding Plc	1		1	GBP		2013		variable
	2,899	(5)	2,894
	13,361	211	13,572
As at December 31, 2010 bonds maturing within 18 months (euro 192 million) were issued by Eni Coordination Center SA. During 2010, Eni SpA issued bonds for euro 2,614 million.
The following table shows the currency composition of long-term debt and its current portion and the related weighted average interest rates on total borrowings.

i	i	Dec. 31, 2009 (euro million)	i	Average rate (%)	i	Dec. 31, 2010 (euro million)	i	Average rate (%)
Euro	19,345	3.9	18,895	3.5
US dollar	779	3.9	1,415	5.7
British pound	742	5.2	527	5.5
Japanese yen	348	2.0	426	2.0
Other currencies	41	3.0	5	6.8
	21,255		21,268

At December 31, 2010, Eni had undrawn committed long-term borrowing facilities of euro 4,901 million (euro 2,850 million at December 31, 2009). Those facilities bore interest rates reflecting prevailing conditions on the marketplace. Charges for unutilized facilities were immaterial.

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Eni Annual Report / Notes to the Consolidated Financial Statements

Fair value of long-term debt, including the current portion of long-term debt amounted to euro 22,607 million (euro 22,320 million at December 31, 2009) and consisted of the following:

(euro million)	i	Dec. 31, 2009	i	Dec. 31, 2010
Ordinary bonds		12,618		14,790
Banks		9,152		7,306
Other financial institutions		550		511
		22,320		22,607

Fair value was calculated by discounting the expected future cash flows at rates ranging from 0.8% to 4.1% (1.0% and 4.5% at December 31, 2009).
At December 31, 2010, Eni did not pledge restricted deposits as collateral against its borrowings.
Analysis of net borrowings, as defined in the "Financial Review", was as follows:

(euro million)	Dec. 31, 2009	Dec. 31, 2010

i	i	Current	i	Non-current	i	Total	i	Current	i	Non-current	i	Total
A.	Cash and cash equivalents	1,608		1,608	1,549		1,549
B.	Available-for-sale securities	64		64	109		109
C.	Liquidity (A+B)	1,672		1,672	1,658		1,658
D.	Financing receivables	73		73	6		6
E.	Short-term debt towards banks	683		683	1,950		1,950
F.	Long-term debt towards banks	2,028	7,028	9,056	499	6,725	7,224
G.	Bonds	1,111	10,576	11,687	410	13,162	13,572
H.	Short-term debt towards related parties	147		147	127		127
I.	Other short-term debt	2,715		2,715	4,438		4,438
L.	Other long-term debt	52	460	512	54	418	472
M.	Total borrowings (E+F+G+H+I+L)	6,736	18,064	24,800	7,478	20,305	27,783
N.	Net borrowings (M-C-D)	4,991	18,064	23,055	5,814	20,305	26,119

Available-for-sale securities of euro 109 million (euro 64 million at December 31, 2009) were held for non-operating purposes. Not included in the calculation above were held-to-maturity and available-for-sale securities held for operating purposes amounting to euro 308 million (euro 320 million at December 31, 2009), of which euro 267 million (euro 284 million at December 31, 2009) were held to provide coverage of technical reserves for Eni’s insurance company, Eni Insurance Ltd.
Financing receivables of euro 6 million (euro 73 million at December 31, 2009) were held for non-operating purposes. Not included in the calculation above were financing receivables held for operating purposes amounting to euro 656 million (euro 452 million at December 31, 2009), of which euro 470 million (euro 245 million at December 31, 2009) were in respect of financing granted to unconsolidated entities which executed capital projects and investments on behalf of Eni’s Group companies and a euro 159 million cash deposit (euro 179 million at December 31, 2009) to provide coverage of Eni Insurance Ltd technical reserves.

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Eni Annual Report / Notes to the Consolidated Financial Statements

27 Provisions for contingencies

Provisions for contingencies were as follows:

(euro million)	i	Value at Dec. 31, 2009	i	Additions	i	Initial recognition and changes in estimates	i	Accretion discount	i	Reversal of utilized provisions	i	Reversal of unutilized provisions	i	Other changes	i	Value at Dec. 31, 2010	i
Provision for site restoration, abandonment and social projects	4,828		558	238	(175)	(26)	318	5,741
Provision for environmental risks	1,936	1,376		10	(203)	(24)	9	3,104
Provision for legal and other proceedings	1,168	125			(297)	(310)	6	692
Loss adjustments and actuarial provisions for Eni’s insurance companies	514	32			(149)		1	398
Provision for taxes	296	100			(45)	(1)	7	357
Provision for the supply of goods	353	135		2	(106)	(96)		288
Provision for redundancy incentives	23	184			(4)	(1)		202
Provision for losses on investments	211	72				(14)	(69)	200
Provision for onerous contracts	90	70			(58)		6	108
Provision for OIL insurance cover	79	14			(7)	(9)	2	79
Other (*)	821	207		1	(240)	(108)	(58)	623
	10,319	2,315	558	251	(1,284)	(589)	222	11,792

(*)	Each individual amount included herein does not exceed euro 50 million.

Provision for site restoration and abandonment and social projects amounted to euro 5,741 million, of which euro 5,373 million relate to comprised the discounted estimation of future costs relating to decommissioning of oil and natural gas production facilities at the end of the producing lives of fields, well-plugging, abandonment and site restoration. The increase in the provision for the year amounted to euro 558 million and was primarily due to changes of estimated expenditures and the initial recognition in the estimates of future costs made by Nigerian Agip Oil Co Ltd (euro 125 million) and Eni Petroleum Co Inc (euro 117 million) and the recognition of social projects by Eni North Africa BV (euro 287 million). Also an amount of euro 238 million was recognized through profit and loss as accretion charge for the period. The discount rates adopted ranged from 2.1% to 8.9% (from 1.9% to 8.8% at December 31, 2009). Other increases of euro 318 million included currency translation differences (euro 190 million) and reclassification of the provision held by Società Adriatica Idrocarburi SpA (euro 137 million) from assets held for sale following the decision of the proposed buyer not to acquire the 100% stake. Management estimates that main expenditures associated with site restoration and abandonment operations will be incurred over a 25-year period starting from 2018.
Provision for environmental risks of euro 3,104 million primarily related to the estimated future costs of environmental cleaning-up and remediation in accordance with applicable laws and regulations. Also the provision included the estimated costs of environmental cleaning-up and restoring areas owned or held in concession by the Company, part of its industrial sites which were divested, shut-down or liquidated in previous reporting periods. Those environmental provisions are recognized when an environmental project is approved by or filed with the relevant administrative authorities or a constructive obligation has arisen whereby the Company commits itself to perform certain cleaning-up and restoration projects and reliable cost estimation is available. Based on this latter assumption, the Company recorded an environmental charge amounting to euro 1,109 million to account for its proposal for a global transaction with the Italian Ministry for the Environment, whereby the Company pledged to execute certain environmental projects relating nine sites of national interest (Priolo, Napoli Orientale, Brindisi, Pieve Vergonte, Cengio, Crotone, Mantova, Porto Torres and Gela). At those sites, the Group companies have started, as guiltless owners of a number of industrial areas, environmental restoration and clean-up activities. The proposal also contemplates the settlement of a number of pending proceedings relating to clean-up issues and environmental damage. More information about that issue is reported in "Other information" of the "Operating review". At December 31, 2010 provisions for environmental risks were primarily related to Syndial SpA (euro 2,465 million) and to the Refining & Marketing segment (euro 455 million).
Provision for legal and other proceedings of euro 692 million primarily included charges expected on failure to perform certain contractual obligations and estimated future losses on pending litigation including legal, antitrust and administrative matters. These provisions are stated on the basis of Eni’s best estimate of the expected probable liability and primarily related to the Gas & Power segment (euro 238 million) and Syndial SpA (euro 225 million). Reversal of utilized provisions of euro 297 million included the payment related the settlement of the TSKJ matter with US Authorities (euro 250 million).
The matter is fully disclosed in Note 34 – Guarantees, commitments and risks – Legal Proceedings. Reversal of unutilized provisions of euro 310 million included the favorable outcome of an antitrust proceeding of 2003 resulting in an amount significantly lower than the amount that was originally accrued on the base of a resolution by the Italian Antitrust Authority, who in a previous reporting period charged Eni with anti-competitive behavior for having allegedly refused third party access to a pipeline for importing natural gas from Algeria to Italy (euro 270 million).
Loss adjustments and actuarial provisions for Eni’s insurance companies of euro 398 million represented the liabilities towards third parties accrued for claims on insurance policies underwritten by Eni’s insurance company, Eni Insurance Ltd. In relation to such liability, Eni recorded in the assets of the

Contents
Eni Annual Report / Notes to the Consolidated Financial Statements

balance sheet receivables for euro 98 million towards insurance companies for reinsurance contracts.
Provision for taxes of euro 357 million primarily included charges for unsettled tax claims in connection with uncertain applications of the tax regulation for foreign subsidiaries of the Exploration & Production segment (euro 240 million) and of the Engineering & Construction segment (euro 55 million).
Provision for the supply of goods in the amount of euro 288 million include the estimated costs of the supply contracts of Eni SpA.
Provision for redundancy incentives of euro 202 million primarily referred to the charge to be borne by Eni as part of a personnel mobility program in Italy for the period 2010-2011 in compliance with Law No. 223/1991.
Provision for losses on investments of euro 200 million was made with respect to losses from investments in entities incurred to date, where the losses exceeded the carrying amount of the investments.
Provision for onerous contracts of euro 108 million related to contracts for which the termination or execution costs exceed the relevant benefits.
Provision for OIL insurance cover of euro 79 million included mutual insurance provision related to future increase of insurance charges, as a result of accidents that occurred in past periods that will be paid in the next 5 years by Eni for participating in the mutual insurance of Oil Insurance Ltd.

28 Provisions for employee benefits

Provisions for employee benefits were as follows:

(euro million)	i	Dec. 31, 2009	i	Dec. 31, 2010
TFR		445		423
Foreign pension plans		204		295
Supplementary medical reserve for Eni managers (FISDE) and other foreign medical plans		107		108
Other benefits		188		206
		944		1,032

Provisions for indemnities upon termination of employment primarily related to the provisions accrued by Italian companies for employee termination indemnities ("TFR"), determined using actuarial techniques and regulated by Article 2120 of the Italian Civil Code.
The indemnity is paid upon retirement as a lump sum payment the amount of which corresponds to the total of the provisions accrued during the employees’ service period based on payroll costs as revalued until retirement. Following the changes in regime, starting from January 1, 2007 the amount already then accrued and future benefits will be put in pension funds or the treasury fund held by the Italian administration for post-retirement benefits (INPS). For companies with less than 50 employees, it will be possible to continue the scheme as in previous years. Therefore, the allocation of future TFR provisions to pension funds or the INPS treasury fund determines that these amounts will be classified as costs to provide benefits under a defined contribution plan. Past unpaid amounts accrued before January 1, 2007 for post-retirement indemnities under the Italian TFR regime continue to represent costs to provide benefits under a defined benefit plan and must be assessed based on actuarial assumptions.
Pension funds are defined benefit plans provided by foreign subsidiaries located mainly in Nigeria and in Germany. Benefits under these plans consisted of payments based on seniority and the salary paid in the last year of service, or alternatively, the average annual salary over a defined period prior to retirement.
Group companies provide healthcare benefits to retired managers. Liability to these plans (FISDE and other foreign healthcare plans) and the current cost are limited to the contributions made by the company.
Other benefits primarily consisted of deferred cash incentive plans, the long-term incentive plan and Jubilee awards. The provisions for the deferred cash incentive plans are assessed based on the estimated remuneration related to the probability of the company reaching planned targets that will be paid to managers reaching individual performance goals. The long-term incentive plan replaces the previous stock option assignments and provides for an incentive to be paid after a period of three years in an amount connected with the variation of a performance indicator. Jubilee awards are benefits due following the attainment of a minimum period of service and, for the Italian companies, consist of an in-kind remuneration.

Contents
Eni Annual Report / Notes to the Consolidated Financial Statements

The value of employee benefits, estimated by applying actuarial techniques, consisted of the following:

Foreign pension plans

(euro million)	TFR	Gross liability	Plan assets	FISDE and other foreign medical plans	Other benefits	Total
2009
Current value of benefit liabilities and plan assets at beginning of year	443	802	(453)	94	168	1,054
Current cost		27		2	45	74
Interest cost	26	22		6	6	60
Amendments		81		10		91
Expected return on plan assets			(16)			(16)
Employee contributions		1	(42)			(41)
Actuarial gains/losses	18	301	(16)	9	4	316
Benefits paid	(41)	(45)	22	(7)	(39)	(110)
Curtailments and settlements		(15)	14			(1)
Currency translation differences and other changes	1	(28)	(9)	1	4	(31)
Current value of benefit liabilities and plan assets at end of year	447	1,146	(500)	115	188	1,396
2010
Current value of benefit liabilities and plan assets at beginning of year	447	1,146	(500)	115	188	1,396
Current cost		42		2	50	94
Interest cost	22	36		6	6	70
Amendments		9				9
Expected return on plan assets			(20)			(20)
Employee contributions		1	(30)			(29)
Actuarial gains/losses	8	(22)	(4)	4	6	(8)
Benefits paid	(42)	(28)	9	(7)	(45)	(113)
Curtailments and settlements		(113)	115			2
Currency translation differences and other changes	(2)	38	(38)		1	(1)
Current value of benefit liabilities and plan assets at end of year	433	1,109	(468)	120	206	1,400

Other benefits of euro 206 million (euro 188 million at December 31, 2009) primarily concerned the deferred monetary incentive plan for euro 126 million (euro 119 million at December 31, 2009), Jubilee awards for euro 59 million (euro 52 million at December 31, 2009) and the long-term incentive plan for euro 2 million.
Curtailments and settlements of foreign pension plans concerned a sale to third parties of obligations related to the pension plan and the relevant plan assets of Eni Lasmo Plc for euro 115 million with a net effect equal to zero.
The reconciliation analysis of benefit obligations and plan assets was as follows:

TFR	Foreign pension plans	FISDE and other foreign medical plans	Other benefits

(euro million)	i	Dec. 31, 2009	i	Dec. 31, 2010	i	Dec. 31, 2009	i	Dec. 31, 2010	i	Dec. 31, 2009	i	Dec. 31, 2010	i	Dec. 31, 2009	i	Dec. 31, 2010
Present value of benefit obligations with plan assets			935	874
Present value of plan assets			(500)	(468)
Net present value of benefit obligations with plan assets			435	406
Present value of benefit obligations without plan assets	447	433	211	235	115	120	188	206
Actuarial gains (losses) not recognized	(2)	(10)	(442)	(273)	(6)	(9)
Past service cost not recognized				(73)	(2)	(3)
Net liabilities recognized in provisions for employee benefits	445	423	204	295	107	108	188	206

The net liability for foreign employee pension plans of euro 295 million (euro 204 million at December 31, 2009) included the liabilities related to joint ventures operating in exploration and production activities for euro 62 million and euro 121 million at December 31, 2009 and 2010, respectively. A receivable of an amount equivalent to such liability was recorded.

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Eni Annual Report / Notes to the Consolidated Financial Statements

Costs charged to the profit and loss account were as follows:

(euro million)	i	TFR	i	Foreign pension plans	i	FISDE and other foreign medical plans	i	Other benefits	i	Total
2009
Current cost		27	2	45	74
Interest cost	26	22	6	6	60
Expected return on plan assets		(16)			(16)
Amortization of actuarial gains (losses)		10	7	4	21
Effect of curtailments and settlements		1		(3)	(2)
	26	44	15	52	137
2010
Current cost		42	2	50	94
Interest cost	22	36	6	6	70
Expected return on plan assets		(20)			(20)
Amortization of actuarial gains (losses)		8		7	15
Effect of curtailments and settlements		5			5
	22	71	8	63	164

The main actuarial assumptions used in the evaluation of post-retirement benefit obligations at year end and in the estimate of costs expected for 2011 were as follows:

(%)	i	TFR	i	Foreign pension plans	i	FISDE and other foreign medical plans	i	Other benefits
2009
Discount rate	5.0	2.7-11.0	5.0	2.0-5.0
Expected return rate on plan assets		4.0-13.0
Rate of compensation increase	3.0	2.7-14.0
Rate of price inflation	2.0	0.9-10.0	2.0	2.0
2010
Discount rate	4.8	2.7-14.0	4.8	1.8-4.8
Expected return rate on plan assets		3.5-14.0
Rate of compensation increase	3.0	2.0-14.0
Rate of price inflation	2.0	0.8-13.0	2.0	2.0

With regards to Italian plans, demographic tables prepared by Ragioneria Generale dello Stato (RG48) were used. Expected return rate by plan assets has been determined by reference to quoted prices expressed in regulated markets.
Plan assets consisted of the following:

(%)	i	Plan assets	i	Expected return
Securities	13.0	6.4-7.4
Bonds	36.4	1.8-14.0
Real estate	2.0	6.4
Other	48.6	0.5-14.0
Total	100.0

The effective return of the plan assets amounted to euro 24 million (nil at December 31, 2009).

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Eni Annual Report / Notes to the Consolidated Financial Statements

With reference to healthcare plans, the effects deriving from a 1% change of the actuarial assumptions of medical costs were as follows:

(euro million)	i	1% Increase	i	1% Decrease
Impact on the current costs and interest costs	1	(1)
Impact on net benefit obligation	14	(12)

The amount expected to be accrued to defined benefit plans for 2011 amounted to euro 125 million.
The analysis of changes in the actuarial valuation of the net liability with respect to prior year deriving from the non-correspondence of actuarial assumptions with actual values recorded at year-end was as follows:

(euro million)	TFR	Foreign pension plans	FISDE and other foreign medical plans	Other benefits
2009
Impact on net benefit obligation	(7)	4	3	2
Impact on plan assets		(16)
2010
Impact on net benefit obligation	(1)	(31)	1	4
Impact on plan assets		3

29 Deferred tax liabilities

Deferred tax liabilities were recognized net of offsettable deferred tax assets for euro 3,421 million (euro 3,764 million at December 31, 2009).

(euro million)	i	Value at Dec. 31, 2009	i	Additions	i	Deductions	i	Currency translation differences	i	Other changes	i	Value at Dec. 31, 2010	i
4,907	691	(717)	451	592	5,924

Deferred tax assets and liabilities consisted of the following:

(euro million)	i	Dec. 31, 2009	i	Dec. 31, 2010
Deferred tax liabilities	8,671	9,345
Deferred tax assets available for offset	(3,764)	(3,421)
	4,907	5,924
Deferred tax assets not available for offset	(3,558)	(4,864)
	1,349	1,060

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The most significant temporary differences giving rise to net deferred tax liabilities were as follows:

(euro million)	i	Value at Dec. 31, 2009	i	Additions	i	Deductions	i	Currency translation differences	i	Other changes	i	Value at Dec. 31, 2010	i
Deferred tax liabilities:
- accelerated tax depreciation	5,172	520	(264)	310	(40)	5,698
- difference between the fair value and the carrying amount of assets acquired following business combinations	1,174	9	(59)	87	(2)	1,209
- site restoration and abandonment (tangible assets)	549	4	(91)	29	(51)	440
- capitalized interest expense	159	1	(11)		(3)	146
- application of the weighted average cost method in evaluation of inventories	61	16	(1)		98	174
- other	1,556	141	(291)	25	247	1,678
	8,671	691	(717)	451	249	9,345
Deferred tax assets:
- site restoration and abandonment (provisions for contingencies)	(1,485)	(86)	32	(59)	43	(1,555)
- accruals for impairment losses and provisions for contingencies	(1,390)	(630)	316	(1)	(12)	(1,717)
- depreciation and amortization	(1,186)	(355)	70	(78)	49	(1,500)
- unrealized intercompany profits	(1,062)	(21)	86	(12)	101	(908)
- assets revaluation as per Laws No. 342/2000 and No. 448/2001	(677)		38		2	(637)
- carry-forward tax losses	(174)	(169)	148	(24)	(19)	(238)
- other	(1,348)	(351)	376	(50)	(357)	(1,730)
	(7,322)	(1,612)	1,066	(224)	(193)	(8,285)
Net deferred tax liabilities	1,349	(921)	349	227	56	1,060

Deferred tax assets are recognized for deductible temporary differences to the extent that is probable that sufficient taxable profit will be available against which part or all of the deductible temporary differences can be utilized.
Net deferred tax liabilities of euro 1,060 million included the recognition of the deferred tax effect against equity on the fair value evaluation of derivatives designated as cash flow hedge for euro 14 million. Further information on cash flow hedge derivatives is given in Note 25 – Other current liabilities.
Italian taxation law allows the carry-forward of tax losses over the five subsequent years. Losses suffered in the first three years of the company’s life can, however, be, for the most part, carried forward indefinitely. Foreign taxation laws generally allow the carry-forward of tax losses over a period longer than the five subsequent years, and in many cases, indefinitely. The tax rate applied to determine the portion of carry-forwards tax losses to be utilized equaled to: (i) an average rate of 34.0%, for Italian companies that are not included in the tax consolidation; (ii) a rate of 6.5%, equal to the additional IRES provided for energy companies that are included in the tax consolidation; and (iii) an average rate of 30.9%, for foreign companies.
Carry-forward tax losses of euro 1,298 million can be used in the following periods:

(euro million)	i	Italian subsidiaries	i	Foreign subsidiaries
2011		30
2012	2
2013		58
2014	90
2015	54
Beyond 2015		78
Without limit	6	980
	152	1,146

Carry-forward tax losses for which is probable the offsetting against future taxable profit amounted to euro 837 million and were in respect of Italian subsidiaries for euro 152 million and of foreign subsidiaries for euro 685 million. Deferred tax assets recognized on these losses amounted to euro 26 million and euro 212 million, respectively.

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30 Other non-current liabilities

Other non-current liabilities were as follows:

(euro million)	i	Dec. 31, 2009	i	Dec. 31, 2010
Fair value of non-hedging derivatives		372		344
Fair value of cash flow hedge derivatives		436		157
Current income tax liabilities		52		40
Other payables		54		67
Other liabilities		1,566		1,586
		2,480		2,194

Fair value of derivative contracts was determined by using market quotations given by primary info-providers, or, in lack of market information, on the basis of generally accepted methods for financial valuations.
Fair value of non-hedging derivatives was as follows:

Dec. 31, 2009	Dec. 31, 2010

(euro million)	Fair value	Purchase commitments	Sale commitments	Fair value	Purchase commitments	Sale commitments
Non-hedging derivatives on exchange rate
Currency swap	10	296	94	1	48	17
Interest currency swap	23	394		16	228	117
	33	690	94	17	276	134
Non-hedging derivatives on interest rate
Interest rate swap	137	41	4,030	147	16	2,999
	137	41	4,030	147	16	2,999
Non-hedging derivatives on commodities
Over the counter	199	850	219	155	521	541
Future	1	12
Other	2		9	25		72
	202	862	228	180	521	613
	372	1,593	4,352	344	813	3,746

Fair value of non-hedging derivatives of euro 344 million (euro 372 million at December 31, 2009) essentially referred to derivative contracts that do not meet the formal criteria to be designated as hedges under IFRS because they were entered into in order to manage the net business exposures in foreign currency exchange rates, interest rates and commodity prices. Therefore, such derivatives were not related to specific trade or financing transactions.
Fair value of cash flow hedge derivatives amounted to euro 157 million (euro 436 million at December 31, 2009) pertained to the Gas & Power segment (euro 275 million at December 31, 2009) and were designated to hedge surpluses or deficits of gas to achieve a proper balance in gas portfolio. Fair value of contracts expiring beyond 2011 is given in Note 20 – Other non-current receivables; fair value of contracts expiring by 2011 is given in Note 25 – Other current liabilities and in Note 13 – Other current assets. The effects of the evaluation at the fair value of cash flow hedge derivatives are given in Note 32 – Shareholders’ equity and in Note 36 – Operating expenses.
The nominal value of these derivatives referred to purchase and sale commitments for euro 383 million and euro 612 million, respectively (euro 1,544 million and euro 129 million at December 31, 2009).
Information on the hedged risks and the hedging policies is shown in Note 34 – Guarantees, commitments and risks – Risk factors.
The group’s liability for current income taxes of euro 40 million (euro 52 million at December 31, 2009) was due as special tax (with a rate lower than the statutory tax rate), relating to the option to increase the deductible tax bases of certain tangible and other assets to their carrying amounts as permitted by the 2008 Budget Law.
Other liabilities of euro 1,586 million (euro 1,566 million at December 31, 2009) included advances received by Suez following the long-term supplying of natural gas and electricity of euro 1,353 million (euro 1,455 million at December 31, 2009).

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31 Assets held for sale and liabilities directly associated with assets held for sale

In 2010, non-current assets held for sale and liabilities directly associated with non-current assets held for sale of euro 517 million and euro 38 million pertained to the Gas & Power segment and related to: (i) Gas Brasiliano Distribuidora SA, a company that markets and distributes gas in an area of the São Paulo state, Brazil, for which Eni signed a preliminary agreement with an affiliate of Petrobras. The completion of the transaction is subject to approval of the relevant Brazilian authorities; (ii) Eni’s interests in gas transport pipelines from North Europe and Russia – Trans Europa Naturgas Pipeline Gesellschaft mbH & Co KG, Trans Europa Naturgas Pipeline Verwaltungs GmbH, Transitgas AG and Trans Austria Gasleitung GmbH – as well as assets and liabilities essentially related to marketing activities of gas transportation capacity of the consolidated companies Eni Gas Transport Deutschland SpA and Eni Gas Transport International SA. The divestment is part of the commitments presented by Eni to the European Commission to settle an antitrust proceeding related to alleged anti-competitive behavior in the natural gas market ascribed to Eni without the ascertainment of any illicit behavior and consequently without imposition of any fines or sanctions. The Commission accepted Eni’s commitments as of September 29, 2010. The completion of the transactions is expected in the first half of 2011.
In 2009, non-current assets held for sale and liabilities directly associated with non-current assets held for sale amounted to euro 542 million and euro 276 million, respectively, which mainly relate to the divestment of certain mineral properties in Italy which were contributed in kind to two new entities Società Padana Energia SpA and Società Adriatica Idrocarburi SpA, for the disposal of Gas Brasiliano Distribuidora SA, a company operating in the distribution and marketing of natural gas in an area of São Paulo state in Brazil, and Distri RE SA, a company acquired following the acquisition of Distrigas NV.
Società Padana Energia SpA and Distri RE SA have been sold during 2010. Società Adriatica Idrocarburi SpA has been reclassified from assets held for sale following the decision of the proposed buyer not to acquire its 100% stake.

32 Shareholders’ equity

Non-controlling interest
Profit attributable to non-controlling interest and the non-controlling interest in consolidated subsidiaries related to:

(euro million)	Net profit	Shareholders’ equity

i	i	2009	i	2010	i	Dec. 31, 2009	i	Dec. 31, 2010
Saipem SpA	567	503	2,005	2,406
Snam Rete Gas SpA	369	537	1,568	1,705
Hindustan Oil Exploration Co Ltd	1		123	146
Tigáz Zrt	8	13	72	83
Others	5	12	210	182
	950	1,065	3,978	4,522

Eni shareholders’ equity
Eni’s net equity at December 31 was as follows:

(euro million)	i	Dec. 31, 2009	i	Dec. 31, 2010
Share capital	4,005	4,005
Legal reserve	959	959
Reserve for treasury shares	6,757	6,756
Reserve related to the fair value of cash flow hedging derivatives net of the tax effect	(439)	(174)
Reserve related to the fair value of available-for-sale securities net of the tax effect	5	(3)
Other reserves	1,492	1,518
Cumulative currency translation differences	(1,665)	539
Treasury shares	(6,757)	(6,756)
Retained earnings	39,160	39,855
Interim dividend	(1,811)	(1,811)
Net profit for the period	4,367	6,318
	46,073	51,206

Share capital
At December 31, 2010 the parent company’s issued share capital consisted of 4,005,358,876 shares (nominal value euro 1 each) fully paid-up (the same amount as of December 31, 2009).
On April 29, 2010 Eni’s Shareholders’ Meeting declared a dividend distribution of euro 0.50 per share, with the exclusion of treasury shares held at the

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ex-dividend date, in full settlement of the 2009 dividend of euro 1.00 per share paid as interim dividend. The balance was payable on May 27, 2010, to shareholders on the register on May 24, 2010.

Legal reserve
This reserve represents earnings restricted from the payment of dividends pursuant to Article 2430 of the Italian Civil Code. The legal reserve has reached the maximum amount required by the Italian Law.

Reserve for treasury shares
The reserve for treasury shares represents the reserve destined to purchase own shares in accordance with the decisions of Eni’s Shareholders’ Meetings. The amount of euro 6,756 million (euro 6,757 million at December 31, 2009) included treasury shares purchased.

Reserve for available-for-sale securities and cash flow hedging derivatives net of the related tax effect
The valuation at fair value of available-for-sale securities and cash flow hedging derivatives, net of the related tax effect, consisted of the following:

Available-for-sale securities	Cash flow hedge derivatives	Total

(euro million)	Gross reserve	Deferred tax liabilities	Net reserve	Gross reserve	Deferred tax liabilities	Net reserve	Gross reserve	Deferred tax liabilities	Net reserve
Reserve as of December 31, 2008	5	(1)	4	(236)	75	(161)	(231)	74	(157)
Of which: Eni Group	5	(1)	4	(128)	38	(90)	(123)	37	(86)
Changes of the year 2009	1		1	(636)	246	(390)	(635)	246	(389)
Foreign currency translation differences				3	(2)	1	3	(2)	1
Amount recognized in the profit and loss account				155	(44)	111	155	(44)	111
Reserve as of December 31, 2009	6	(1)	5	(714)	275	(439)	(708)	274	(434)
Changes of the year 2010	(9)	1	(8)	47	(33)	14	38	(32)	6
Foreign currency translation differences				(4)	2	(2)	(4)	2	(2)
Amount recognized in the profit and loss account				396	(143)	253	396	(143)	253
Reserve as of December 31, 2010	(3)		(3)	(275)	101	(174)	(278)	101	(177)

Other reserves
Other reserves amounted to euro 1,518 million (euro 1,492 million at December 31, 2009) and included:

-	a reserve of euro 1,142 million represented an increase in Eni’s shareholders’ equity associated with a business combination under common control which took place in 2009, whereby the parent company Eni SpA divested the subsidiaries Italgas SpA and Stogit SpA to Snam Rete Gas SpA with a corresponding decrease in the non-controlling interest (euro 1,086 million at December 31, 2009);
-	a reserve of euro 247 million related to the increase of Eni’s shareholders’ equity as a control to non-controlling interest following the sale by Eni SpA of Snamprogetti SpA to Saipem Projects SpA, both merged in Saipem SpA (same amount as of December 31, 2009);
-	a reserve of euro 157 million deriving from Eni SpA’s equity (same amount as of December 31, 2009);
-	a negative reserve of euro 25 million for stock warrants of Altergaz SA owned by its shareholder Eni G&P France BV;
-	a negative reserve of euro 3 million referred to the share of "Other comprehensive income" on equity-accounted entities (positive for euro 2 million at December 31, 2009).

Cumulative foreign currency translation differences
The cumulative foreign currency translation differences arose from the translation of financial statements denominated in currencies other than euro.

Treasury shares
A total of 382,863,733 ordinary shares (382,952,240 at December 31, 2009) with nominal value of euro 1 each, were held in treasury, for a total cost of euro 6,756 million (euro 6,757 million December 31, 2009). During the year 2010 the term established by Eni’s Shareholders’ Meetings for the purchase has expired. 15,737,120 treasury shares (19,482,330 at December 31, 2009) at a cost of euro 328 million (euro 414 million at December 31, 2009) were available for 2003-200519 and 2006-2008 stock option plans.

(19)	i	During 2010, the vesting period for the 2002 assignment expired.

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The decrease of 3,745,210 shares consisted of the following:

Stock option
Number of shares at December 31, 2009	19,482,330
Rights exercised	(88,500)
Rights cancelled	(3,656,710)
(3,745,210)
Number of shares at December 31, 2010	15,737,120

At December 31, 2010, options outstanding were 15,737,120 shares. Options refer to the 2003 stock plan for 213,400 shares with an exercise price of euro 13.743 per share, to the 2004 stock plan for 671,600 shares with an exercise price of euro 16.576 per share, to the 2005 stock plan for 3,281,500 shares with an exercise price of euro 22.514 per share, to the 2006 stock plan for 2,307,935 shares with weighted average exercise price of euro 23.121 per share, to the 2007 stock plan for 2,431,560 shares with weighted average exercise price of euro 27.451 per share and to the 2008 stock plan for 6,831,125 shares with an exercise price of euro 22.540 per share.
Information about commitments related to stock option plans is included in Note 36 – Operating expenses.

Interim dividend
Interim dividend for the year 2010 amounted of euro 1,811 million corresponding to euro 0.50 per share, as decided by the Board of Directors on September 9, 2010 in accordance with Article 2433-bis, paragraph 5 of the Italian Civil Code; the dividend was paid on September 23, 2010.

Distributable reserves
At December 31, 2010 Eni shareholders’ equity included distributable reserves of euro 46,200 million.

Reconciliation of net profit and shareholders’ equity of the parent company Eni SpA to consolidated net profit and shareholders’ equity

Net profit	Shareholders’ equity

(euro million)	2009	2010	Dec. 31, 2009	Dec. 31, 2010
As recorded in Eni SpA’s Financial Statements	5,061	6,179	32,144	34,724
Excess of net equity in individual accounts of consolidated subsidiaries over their corresponding carrying amounts in the statutory accounts of the parent company	158	1,297	17,464	20,122
Consolidation adjustments:
- difference between purchase cost and underlying carrying amounts of net equity	(213)	(574)	5,068	4,732
- elimination of tax adjustments and compliance with Group account policies	(113)	389	(1,062)	(667)
- elimination of unrealized intercompany profits	117	14	(4,582)	(4,601)
- deferred taxation	378	100	1,175	1,410
- other adjustments	(71)	(22)	(156)	8
	5,317	7,383	50,051	55,728
Non-controlling interest	(950)	(1,065)	(3,978)	(4,522)
As recorded in Consolidated Financial Statements	4,367	6,318	46,073	51,206

33 Other information

Main acquisitions
Altergaz SA
In December 2010, Eni increased its shareholding in Altergaz SA, a company marketing natural gas in France to retail and middle market clients, as founding partners of the company exercised a put option on a 15% stake. Eni took control of the entity. Allocation of the purchase cost amounting to euro 106 million, to assets and liabilities was made on a preliminary basis. The purchase cost included the price paid to the partners exercising the put right for euro 39 million and the fair value of stake already held by Eni before the change of control amounting to euro 67 million.

Eni Mineralölhandel GmbH
On August 1, 2010, Eni acquired in Austria the company Eni Mineralölhandel GmbH that operates, through its 100% controlled company Eni Marketing Austria GmbH, in downstream activities including a retail network of 135 service stations, wholesale activities (with 36 additional retail service stations owned by third parties) as well as commercial assets in the aviation business and related logistic and storage activities. The allocation of the total cost of euro 113 million to assets and liabilities was closed as of the balance sheet date.

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The allocation of the purchase costs of the business combinations made during the 2010 year consisted of the following:

Altergaz SA	Eni Mineralölhandel GmbH

(euro million)	Carrying value	Fair value	Carrying value	Fair value
Current assets	308	308	81	81
Property, plant and equipment	1	1	22	42
Intangible assets	4	4
Goodwill		97		76
Investments	13	13	3	3
Other non-current assets			5	25
Assets acquired	326	423	111	227
Current liabilities	315	315	90	95
Deferred tax liabilities	(7)	(7)	5	5
Provisions for contingencies	2	2	3	4
Other non-current liabilities			10	10
Liabilities acquired	310	310	108	114
Non-controlling interest	7	7
Eni’s shareholders equity	9	106	3	113

Net sales from operations and the net loss for the year 2010 and from the date of the acquisition to December 31, 2010 consisted of the following:

Altergaz SA	Eni Mineralölhandel GmbH

(euro million)	2010	From the date of the acquisition to December 31, 2010	2010	From the date of the acquisition to December 31, 2010
Net sales from operations	561	398	163
Net loss	(23)	(46)	(3)

The amounts related to net sales and net loss represent the 100% share.

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34 Guarantees, commitments and risks

Guarantees
Guarantees were as follows:

Dec. 31, 2009	Dec. 31, 2010

(euro million)	Unsecured guarantees	Other guarantees	Total	Unsecured guarantees	Other guarantees	Total
Consolidated subsidiaries		9,863	9,863		10,853	10,853
Unconsolidated entities controlled by Eni		146	146		156	156
Joint ventures and associates	6,060	1,251	7,311	6,077	1,005	7,082
Others	5	266	271	5	261	266
	6,065	11,526	17,591	6,082	12,275	18,357

Other guarantees issued on behalf of consolidated subsidiaries of euro 10,853 million (euro 9,863 million at December 31, 2009) primarily consisted of: (i) guarantees given to third parties relating to bid bonds and performance bonds for euro 7,309 million (euro 6,091 million at December 31, 2009), of which euro 5,427 million related to the Engineering & Construction segment (euro 4,936 million at December 31, 2009); (ii) VAT recoverable from tax authorities for euro 1,076 million (euro 1,171 million at December 31, 2009); and (iii) insurance risk for euro 387 million reinsured by Eni (euro 253 million at December 31, 2009). At December 31, 2010, the underlying commitment covered by such guarantees was euro 10,718 million (euro 9,783 million at December 31, 2009).
Other guarantees issued on behalf of unconsolidated subsidiaries of euro 156 million (euro 146 million at December 31, 2009) consisted of letters of patronage and other guarantees issued to commissioning entities relating to bid bonds and performance bonds for euro 152 million (euro 141 million at December 31, 2009). At December 31, 2010, the underlying commitment covered by such guarantees was euro 81 million (euro 64 million at December 31, 2009).
Unsecured guarantees and other guarantees issued on behalf of joint ventures and associates of euro 7,082 million (euro 7,311 million at December 31, 2009) primarily concerned: (i) an unsecured guarantee of euro 6,054 million (euro 6,037 million at December 31, 2009) given by Eni SpA to Treno Alta Velocità - TAV SpA (now RFI - Rete Ferroviaria Italiana SpA) for the proper and timely completion of a project relating to the Milan-Bologna train link by CEPAV (Consorzio Eni per l’Alta Velocità) Uno; consortium members, excluding unconsolidated entities controlled by Eni, gave Eni liability of surety letters and bank guarantees amounting to 10% of their respective portion of the work; (ii) unsecured guarantees, letters of patronage and other guarantees given to banks in relation to loans and lines of credit received for euro 792 million (euro 971 million at December 31, 2009), of which euro 648 million related to a contract released by Eni SpA on behalf of Blue Stream Pipeline Co BV (Eni 50%) to a consortium of international financial institutions (euro 692 million at December 31, 2009); and (iii) unsecured guarantees and other guarantees given to commissioning entities relating to bid bonds and performance bonds for euro 113 million (euro 126 million at December 31, 2009). At December 31, 2009, the underlying commitment covered by such guarantees was euro 639 million (euro 814 million at December 31, 2009).
Unsecured and other guarantees given on behalf of third parties of euro 266 million (euro 271 million at December 31, 2009) consisted primarily of: (i) guarantees issued on behalf of Gulf LNG Energy and Gulf LNG Pipeline and on behalf of Angola LNG Supply Service Llc (Eni 13.6%) as security against payment commitments of fees in connection with the re-gasification activity (euro 225 million). The expected commitment has been valued at euro 222 million (euro 206 million at December 31, 2009) and it has included in the off-balance sheet commitments of the following paragraph "Liquidity risk"; and (ii) guarantees issued by Eni SpA to banks and other financial institutions in relation to loans and lines of credit for euro 24 million on behalf of minor investments or companies sold (euro 23 million at December 31, 2009).
At December 31, 2010 the underlying commitment covered by such guarantees was euro 258 million (euro 266 million at December 31, 2009).

Commitments and risks
Commitments and risks were as follows:

(euro million)	i	Dec. 31, 2009	i	Dec. 31, 2010
Commitments		16,668		17,226
Risks		1,277		1,499
		17,945		18,725

Other commitments of euro 17,226 million (euro 16,668 million at December 31, 2009) were essentially related to: (i) parent company guarantees that were issued in connection with certain contractual commitments for hydrocarbon exploration and production activities and quantified, on the basis of the capital expenditures to be incurred, to euro 10,654 million (euro 10,302 million at December 31, 2009); (ii) a commitment entered into by Eni USA Gas Marketing Llc on behalf of Angola LNG Supply Service for the acquisition of regasified gas at the Pascagoula plant (USA) that will come into force when the regasification service starts in a period included between 2011-2031. The expected commitment has been valued at euro 4,031 million and it has included in the off-balance sheet commitments of the following paragraph "Liquidity risk"; (iii) a commitment entered into by Eni USA Gas Marketing Llc on behalf of Gulf LNG Energy for the acquisition of regasification capacity of Pascagoula’s terminal (6 bcm/y) over a twenty-year period (2011-2031). The expected commitment has been valued at euro 1,239 million (euro 1,151 million at December 31, 2009) and it has included in the off-balance sheet commitments of the following paragraph "Liquidity risk"; (iv) a commitment entered into by Eni USA Gas Marketing Llc on behalf of Cameron Llc for the acquisition of regasification capacity at the Cameron plant (USA) (6 bcm/y) over a twenty-year period (until 2029). The expected commitment has been valued at

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Eni Annual Report / Notes to the Consolidated Financial Statements

euro 1,018 million (euro 990 million at December 31, 2009) and it has included in the off-balance sheet commitments of the following paragraph "Liquidity risk"; (v) a memorandum of intent signed with the Basilicata Region, whereby Eni has agreed to invest euro 149 million in the future, also on account of Shell Italia E&P SpA, in connection with Eni’s development plan of oil fields in Val d’Agri (euro 150 million at December 31, 2009). The commitment has included in the off-balance sheet commitments of the following paragraph "Liquidity risk"; and (vi) a commitment entered into by Eni USA Gas Marketing Llc for the contract of gas transportation from the Cameron plant (USA) to the American network. The expected commitment has been valued at euro 113 million (euro 110 million at December 31, 2009) and it has included in the off-balance sheet commitments of the following paragraph "Liquidity risk".
Risks of euro 1,499 million (euro 1,277 million at December 31, 2009) primarily concerned potential risks associated with the value of assets of third parties under the custody of Eni for euro 1,202 million (euro 899 million at December 31, 2009) and contractual assurances given to acquirers of certain investments and businesses of Eni for euro 297 million (euro 378 million at December 31, 2009).

Non-quantifiable commitments
Under the convention signed on October 15, 1991, by Treno Alta Velocità - TAV SpA (now RFI - Rete Ferroviaria Italiana SpA) and CEPAV (Consorzio Eni per l’Alta Velocità) Due, Eni committed to guarantee the execution of design and construction of the works assigned to the CEPAV Consortium (to which it is party) and guaranteed to TAV the correct and timely execution of all obligations indicated in the convention in a subsequent integration deed and in any further addendum or change or integration to the same. The regulation of CEPAV Consortium contains the same obligations and guarantees contained in the CEPAV Uno Agreement.
Eni is liable for certain non-quantifiable risks related to contractual assurances given to acquirers of certain of Eni’s assets, including businesses and investments, against certain contingent liabilities deriving from tax, social security contributions, environmental issues and other matters applicable to periods during which such assets were operated by Eni. Eni believes such matters will not have a material adverse effect on Eni’s results of operations and liquidity.

Risk factors

Foreword
The main risks that the Company is facing and actively monitoring and managing are the following: (i) the market risk deriving from exposure to fluctuations in interest rates, foreign currency exchange rates and commodity prices; (ii) the credit risk deriving from the possible default of a counterparty; and (iii) the liquidity risk deriving from the risk that suitable sources of funding for the Group’s operations may not be available.
Financial risks are managed in respect of guidelines defined by the parent company, targeting to align and coordinate Group companies’ policies on financial risks ("Eni Guidelines on Management and Control of Financial Risks").
In 2010, driven by a deep change in its relative market risk profile determined by structural changes in the market, Eni’s Gas & Power Division adopted new pricing and risk management strategies for actively managing economic margins, that have been approved by the Board of Directors on June 15, 2010. As a result of the implementation of these new activities, reviews of the principles included in the guidelines are expected in 2011.

Market risk
Market risk is the possibility that changes in currency exchange rates, interest rates or commodity prices will adversely affect the value of the Group’s financial assets, liabilities or expected future cash flows. The Company actively manages market risk in accordance with a set of policies and guidelines that provide a centralized model of handling finance, treasury and risk management operations based on the Company’s departments of operational finance: the parent company’s (Eni SpA) finance department, Eni Coordination Center, Eni Finance USA and Banque Eni which is subject to certain bank regulatory restrictions preventing the Group’s exposure to concentrations of credit risk and Eni Trading & Shipping that is in charge to execute certain activities relating to commodity derivatives. In particular Eni SpA and Eni Coordination Center manage subsidiaries’ financing requirements in and outside Italy, respectively, covering funding requirements and using available surpluses. All transactions concerning currencies and derivative financial contracts are managed by the parent company as well as the activity of negotiating emission trading certificates. The commodity risk is managed by each business unit with Eni Trading & Shipping executing the negotiation of hedging derivatives. Eni uses derivative financial instruments (derivatives) in order to minimize exposure to market risks related to changes in exchange rates and interest rates and to manage exposure to commodity prices fluctuations. Eni does not enter into derivative transactions on interest rates or exchange rates on a speculative basis.
Commodity derivatives are entered into with the aim of:

a)	hedging of certain underlying commodity prices set in a contractual arrangement with a third party. Hedging derivatives can be entered also to hedge highly probable future transactions;
b)	effectively managing the economic margin (positioning). This consists of entering purchase/sale commodity contracts in both commodity and financial markets aiming at altering the risk profile associated with a portfolio of physical assets of each business unit in order to improve margins associated to those assets in case of favorable trends in the commodity pricing environment;
c)	arbitrage. It consists of entering purchase/sale commodity contracts in both commodity and financial markets, targeting the possibility of earning a profit (or reducing the logistical costs associated to owned assets) leveraging any price differences in the marketplace;
d)	proprietary trading. It consists of entering purchase/sale commodity contracts in both commodity and financial markets, targeting of earning an uncertain profit, should certain expectations fulfill about a favorable trends in the commodity pricing environment.

In addition, commodity derivatives may also be included in origination activities. This activity takes place in wholesale markets and provides for structuring contracts by an originator in order to meet the specific requirements of an internal or external counterparty. According to the management

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Eni Annual Report / Notes to the Consolidated Financial Statements

strategy adopted, origination services can be asset based, when the originator replicates the contract contents with profiles and capacities of its own assets in the logic of natural hedging, or not asset based, when price and volume risk profiles can be managed under a trading/positioning logic or a hedging logic that is implemented on each leg of the contract.
The framework defined by Eni’s policies and guidelines prescribes that measurement and control of market risk be performed on the basis of maximum tolerable levels of risk exposure defined in terms of limits of stop loss, which expressed the maximum tolerable amount of losses associated with a certain portfolio of assets over a pre-defined time horizon, or in accordance with Value-at-Risk techniques. Those techniques make a statistical assessment of the market risk associated with the Group’s activity, i.e., potential gain or loss in fair values, due to changes in market conditions taking account of the correlation existing among changes in fair value of existing instruments.
Eni’s finance departments define maximum tolerable levels of risk exposure to changes in interest rates and foreign currency exchange rates in terms of value at risk, pooling Group companies risk positions. Eni’s calculation and measurement techniques for interest rate and foreign currency exchange rate risks are in accordance with established banking standards, as established by the Basel Committee for bank activities surveillance. Tolerable levels of risk are based on a conservative approach, considering the industrial nature of the company. Eni’s guidelines prescribe that Eni’s Group companies minimize these kinds of market risks by transferring risk exposure to the parent company’s finance department.
With regard to the commodity risk, Eni’s policies and guidelines define rules to manage this risk with the objective of optimization of core activities and the pursuing of preset targets of stabilizing industrial and commercial margins. The maximum tolerable level of risk exposure is defined in terms of value at risk and stop loss in connection with exposure deriving from commercial activities as well as exposure deriving from proprietary trading executed by the subsidiary Eni Trading & Shipping. Internal mandates to manage the commodity risk provide for a mechanism of allocation of the Group maximum tolerable risk level to each business units. In this framework, Eni Trading & Shipping, in addition to managing risk exposure associated with its own commercial activity and proprietary trading, pools Group companies requests for negotiating commodity derivatives, ensuring execution services to Group companies, while the strategic risk exposure to commodity prices fluctuations – i.e. the impact on the Group’s business results deriving from changes in commodity prices – is monitored in terms of value at risk, albeit not hedged in a systematic way. Accordingly, Eni evaluates the opportunity to mitigate its commodity risk exposure by entering into hedging transactions in view of certain acquisition deals of oil and gas reserves as part of the Group’s strategy to achieve its growth targets or ordinary asset portfolio management. The Group controls commodity risk with a maximum value at risk and stop loss limit awarded to each business unit. Hedging needs from business units are pooled by Eni Trading & Shipping which also manages its own risk exposure.
The strategic risk is the economic risk which is intrinsic to each business unit. This exposure strategic risk is not managed through specific systematic activities due to a strategic decision made by the Company, except for extraordinary business or market conditions. Therefore, internal risk policies and guideline do not foresee any mandate to manage, or any maximum tolerable level of risk exposure. To date, exposure to the strategic risk is associated with plans for commercial development of proved and unproved oil and gas reserves, long-term gas supply contracts for the portion not balanced by in-place or highly probable sale contracts, refining margins and minimum compulsory stock. Any hedging activity of the strategic risk is the sole responsibility of Eni’s top management, due to the extraordinary conditions that may lead to such a decision. This kind of transaction is not subject to specific risk limits for its nature, but is however subject to monitoring and assessment activities.
The three different market risks, for which management and control have been summarized above, are described below.

Exchange rate risk
Exchange rate risk derives from the fact that Eni’s operations are conducted in currencies other than the euro (mainly in the US dollar). Revenues and expenses denominated in foreign currencies may be significantly affected by exchange rates fluctuations due to conversion differences on single transactions arising from the time lag existing between execution and definition of relevant contractual terms (economic risk) and conversion of foreign currency-denominated trade and financing payables and receivables (transactional risk). Exchange rate fluctuations affect the Group’s reported results and net equity as financial statements of subsidiaries denominated in currencies other than the euro are translated from their functional currency into euro. Generally, an appreciation of the US dollar versus the euro has a positive impact on Eni’s results of operations, and vice versa. Eni’s foreign exchange risk management policy is to minimize economic and transactional exposures arising from foreign currency movements. Eni does not undertake any hedging activity for risks deriving from the translation of foreign currency denominated profits or assets and liabilities of subsidiaries which prepare financial statements in a currency other than the euro, except for single transactions to be evaluated on a case-by-case basis. Effective management of exchange rate risk is performed within Eni’s central finance departments which match opposite positions within Group companies, hedging the Group net exposure through the use of certain derivatives, such as currency swaps, forwards and options. Such derivatives are evaluated at fair value on the basis of market prices provided by specialized sources. Changes in fair value of those derivatives are normally recognized through the profit and loss account as they do not meet the formal criteria to be recognized as hedges in accordance with IAS 39. The Value-at-Risk techniques are based on variance/covariance simulation models and are used to monitor the risk exposure arising from possible future changes in market values over a 24-hour period within a 99% confidence level and a 20-day holding period.

Interest rate risk
Changes in interest rates affect the market value of financial assets and liabilities of the company and the level of finance charges. Eni’s interest rate risk management policy is to minimize risk with the aim to achieve financial structure objectives defined and approved in the management’s finance plans. Borrowing requirements of the Group’s companies are pooled by the Group’s central finance department in order to manage net positions and the funding of portfolio developments consistently with management’s plans while maintaining a level of risk exposure within prescribed limits. Eni enters into interest rate derivative transactions, in particular interest rate swaps, to effectively manage the balance between fixed and floating rate debt. Such derivatives are evaluated at fair value on the basis of market prices provided from specialized sources. Changes in fair value of those derivatives are normally recognized

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through the profit and loss account as they do not meet the formal criteria to be accounted for under the hedge accounting method in accordance with IAS 39. Value at risk deriving from interest rate exposure is measured daily on the basis of a variance/covariance model, within a 99% confidence level and a 20-day holding period.

Commodity risk
Eni’s results of operations are affected by changes in the prices of commodities. A decrease in oil and gas prices generally has a negative impact on Eni’s results of operations and vice versa. Eni manages exposure to commodity price risk arising in normal trading and commercial activities in view of achieving stable margins. In order to accomplish this, Eni uses derivatives traded on the organized markets of ICE and NYMEX (futures) and derivatives traded over the counter (swaps, forward, contracts for differences and options) with the underlying commodities being crude oil, natural gas, refined products or electricity. Such derivatives are evaluated at fair value on the basis of market prices provided from specialized sources or, absent market prices, on the basis of estimates provided by brokers or suitable evaluation techniques. Changes in fair value of those derivatives are normally recognized through the profit and loss account as they do not meet the formal criteria to be recognized as hedges in accordance with IAS 39. Value at risk deriving from commodity exposure is measured daily on the basis of a historical simulation technique, within a 95% confidence level and a one-day holding period.
The following table shows amounts in terms of value at risk, recorded in 2010 (compared with 2009) relating to interest rate and exchange rate risks in the first section, and commodity risk in the second section. Value-at-Risk values are stated in US dollars, the currency most widely used in oil products markets. The relevant increase reported by the Gas & Power Division derives from the circumstance that in the second half of 2010, Value-at-Risk has been calculated according to new assumptions on non contracted exposures (based on benchmark indices related to prices in European hubs) consistently with the new pricing and risk management model of the Gas & Power Division approved by Eni’s Board of Directors.

(Exchange and Value at Risk - parametric method variance/covariance; holding period: 20 days; confidence level: 99%)

2009	2010

(euro million)	High	Low	Average	At period end	High	Low	Average	At period end
Interest rate (1)	6.85	1.65	3.35	1.98	2.82	1.09	1.55	1.60
Exchange rate	1.22	0.07	0.35	0.31	0.99	0.13	0.50	0.51

(1)	Value at Risk deriving from interest rate exposure includes the new finance branch Eni Finance USA Inc since February 2010.

(Value at Risk - Historic simulation method; holding period: 1 day; confidence level: 95%)

2009	2010

(US $ million)	High	Low	Average	At period end	High	Low	Average	At period end
Area oil, products	37.51	4.74	17.65	6.64	46.08	4.40	23.53	10.49
Area Gas & Power (2)	51.62	28.01	40.97	38.26	101.62	40.06	61.76	43.30

(2)	From 2010 amounts relating to the Gas & Power business also include Tigáz value at risk.

Credit risk
Credit risk is the potential exposure of the Group to losses in case counterparties fail to perform or pay amounts due. The Group manages differently credit risk depending on whether credit risk arises from exposure to financial counterparties or to customers relating to outstanding receivables. Individual business units and Eni’s corporate financial units and Eni Adfin are responsible for managing credit risk arising in the normal course of the business. The Group has established formal credit systems and processes to ensure that before trading with a new counterpart can start, its creditworthiness is assessed. Also credit litigation and receivable collection activities are assessed. Eni’s corporate units define directions and methods for quantifying and controlling customer’s reliability. With regard to risk arising from financial counterparties, Eni has established guidelines prior to entering into cash management and derivative contracts to assess the counterparty’s financial soundness and rating in view of optimizing the risk profile of financial activities while pursuing operational targets. Maximum limits of risk exposure are set in terms of maximum amounts of credit exposures for categories of counterparties as defined by the Company’s Board of Directors taking into accounts the credit ratings provided by primary credit rating agencies on the marketplace. Credit risk arising from financial counterparties is managed by the Group central finance departments, including Eni’s subsidiary Eni Trading & Shipping which specifically engages in commodity derivatives transactions and by Group companies and Division, only in the case of physical transactions with financial counterparties consistently with the Group centralized finance model. Eligible financial counterparties are closely monitored to check exposures against limits assigned to each counterparty on a daily basis. Exceptional market conditions have forced the Group to adopt contingency plans and under certain circumstances to suspend eligibility to be a Group financial counterparty. Actions implemented also have been intended to limit concentrations of credit risk by maximizing counterparty diversification and turnover. Counterparties have also been selected on more stringent criteria particularly in transactions on derivatives instruments and with maturity longer than a three-month period. As of December 31, 2010, Eni had no significant concentrations of credit risk.

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Eni Annual Report / Notes to the Consolidated Financial Statements

Liquidity risk
Liquidity risk is the risk that suitable sources of funding for the Group may not be available, or the Group is unable to sell its assets on the market place as to be unable to meet short-term finance requirements and to settle obligations. Such a situation would negatively impact Group results as it would result in the Company incurring higher borrowing expenses to meet its obligations or under the worst of conditions the inability of the Company to continue as a going concern. As part of its financial planning process, Eni manages the liquidity risk by targeting such a capital structure as to allow the Company to maintain a level of liquidity adequate to the Group’s needs optimizing the opportunity cost of maintaining liquidity reserves also achieving an efficient balance in terms of maturity and composition of finance debt. The Group capital structure is set according to the Company’s industrial targets and within the limits established by the Company’s Board of Directors who are responsible for prescribing the maximum ratio of debt to total equity and minimum ratio of medium and long-term debt to total debt as well as fixed rate medium and long-term debt to total medium and long-term debt. In spite of ongoing tough credit market conditions resulting in higher spreads to borrowers, the Company has succeeded in maintaining access to a wide range of funding at competitive rates through the capital markets and banks. The actions implemented as part of Eni’s financial planning have enabled the Group to maintain access to the credit market particularly via the issue of commercial paper also targeting to increase the flexibility of funding facilities. In particular in 2010, Eni issued bonds addressed to institutional investors on the euro market (two emissions for euro 1 billion each) and to professional investors on the dollar market for $800 million. The above mentioned actions aimed at ensuring availability of suitable sources of funding to fulfill short-term commitments and due obligations also preserving the necessary financial flexibility to support the Group’s development plans. In doing so, the Group has pursued an efficient balance of finance debt in terms of maturity and composition leveraging on the structure of its lines of credit particularly the committed ones. At present, the Group believes it has access to sufficient funding and has also both committed and uncommitted borrowing facilities to meet currently foreseeable borrowing requirements.
At December 31, 2010, Eni maintained short-term committed and uncommitted unused borrowing facilities of euro 10,358 million, of which euro 2,498 million were committed, and long-term committed unused borrowing facilities of euro 4,901 million. These facilities were under interest rates that reflected market conditions. Fees charged for unused facilities were not significant. Eni has in place a program for the issuance of Euro Medium Term Notes up to euro 15 billion, of which about euro 10.4 million were drawn as of December 31, 2010.
The Group has debt ratings of A+ and A-1 respectively for long (outlook stable) and short-term debt assigned by Standard & Poor’s and Aa3 and P-1 (outlook stable) assigned by Moody’s.

Finance debt repayments including expected payments for interest charges
The tables below summarize the Group main contractual obligations for finance debt repayments, including expected payments for interest charges.

Maturity year

(euro million)	2010	2011	2012	2013	2014	2015 and thereafter	Total
December 31, 2009
Non-current debt	3,191	1,342	3,660	1,967	2,487	8,608	21,255
Current financial liabilities	3,545						3,545
Fair value of derivative instruments	1,371	517	133	46	14	98	2,179
	8,107	1,859	3,793	2,013	2,501	8,706	26,979
Interest on finance debt	654	570	545	510	426	1,159	3,864
Guarantees to banks	377						377

Maturity year
(euro million)
(euro million)	2011	2012	2013	2014	2015	2016 and thereafter	Total
December 31, 2010
Non-current debt	963	3,583	2,485	2,009	2,815	9,413	21,268
Current financial liabilities	6,515						6,515
Fair value of derivative instruments	1,131	276	74	18	48	85	1,632
	8,609	3,859	2,559	2,027	2,863	9,498	29,415
Interest on finance debt	720	712	654	563	460	1,726	4,835
Guarantees to banks	339						339

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Eni Annual Report / Notes to the Consolidated Financial Statements

Trade and other payables
The tables below summarize the Group trade and other payables by maturity.

Maturity year

(euro million)	2010	2011-2014	2015 and thereafter	Total
December 31, 2009
Trade payables	10,078			10,078
Advances, other payables	9,096	31	23	9,150
	19,174	31	23	19,228

Maturity year

(euro million)	2011	2012-2015	2016 and thereafter	Total
December 31, 2010
Trade payables	13,111			13,111
Advances, other payables	9,464	29	38	9,531
	22,575	29	38	22,642

Expected payments by period under contractual obligations and commercial commitments
In addition to finance debt and trade payables presented in the financial statements, the Group has in place a number of contractual obligations arising in the normal course of the business. To meet these commitments, the Group will have to make payments to third parties. The Company’s main obligations are take-or-pay clauses in contracts of the Gas & Power segment, whereby the Company obligations consist of off-taking minimum quantities of product or service or paying the corresponding cash amount that entitles the Company to off-take the product in future years. Future obligations in connection with these contracts were calculated by applying the forecasted prices of energy or services included in the four-year business plan approved by the Company’s Board of Directors.
The table below summarizes the Group principal contractual obligations as of the balance sheet date, shown on an undiscounted basis.

Maturity year

(euro million)	2011	2012	2013	2014	2015	2016 and thereafter	Total
Operating lease obligations (a)	1,023	863	587	517	311	752	4,053
Decommissioning liabilities (b)	44	60	116	362	146	11,998	12,726
Environmental liabilities (c)	338	307	261	263	184	661	2,014
Purchase obligations (d)	16,891	15,425	15,896	15,970	15,734	179,998	259,914
Gas
- Natural gas to be purchased in connection with take-or-pay contracts	15,708	14,403	14,961	15,004	14,788	172,025	246,889
- Natural gas to be transported in connection with ship-or-pay contracts	794	708	646	668	655	4,892	8,363
Other take-or-pay and ship-or-pay obligations	169	160	165	175	168	1,142	1,979
Other purchase obligations (e)	220	154	124	123	123	1,939	2,683
Other obligations	4	4	4	4	4	129	149
- Memorandum of intent relating Val d’Agri	4	4	4	4	4	129	149
	18,300	16,659	16,864	17,116	16,379	193,538	278,856

(a)	Operating leases primarily regarded assets for drilling activities, time charter and long-term rentals of vessels, lands, service stations and office buildings. Such leases did not include renewal options. There are no significant restrictions provided by these operating leases which limit the ability of the Company to pay dividend, use assets or to take on new borrowings.
(b)	Represents the estimated future costs for the decommissioning of oil and natural gas production facilities at the end of the producing lives of fields, well-plugging, abandonment and site restoration.
(c)	Environmental liabilities do not include the environmental charge amounting to euro 1,109 million for the proposal to the Italian Ministry for the Environment to enter into a global transaction related to nine sites of national interest because the dates of payment are not reasonably estimable.
(d)	Represents any agreement to purchase goods or services that is enforceable and legally binding and that specifies all significant terms.
(e)	Mainly refers to arrangements to purchase capacity entitlements at certain re-gasification facilities in the US (euro 2,479 million).

Capital expenditure commitments
In the next four years, Eni plans to make capital expenditures of euro 53 billion. The table below summarizes Eni’s capital expenditure commitments for property, plant and equipment and capital projects at December 31, 2010. Capital expenditures are considered to be committed when the project has received the appropriate level of internal management approval. Such costs are included in the amounts shown.

Maturity year

(euro million)	2011	2012	2013	2014	2015 and thereafter	Total
Committed on major projects	5,443	5,606	2,867	3,304	8,396	25,616
Other committed projects	7,210	4,700	4,253	2,802	6,017	24,982
	12,653	10,306	7,120	6,106	14,413	50,598
- of which: environmental expenditures on MATTM transaction	207	184	125	36	50	602

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Eni Annual Report / Notes to the Consolidated Financial Statements

Other information about financial instruments
The carrying amount of financial instruments and relevant economic effect as of and for the years ended December 31, 2009 and 2010 consisted of the following:

2009 Finance income (expense) recognized in	2010 Finance income (expense) recognized in

(euro million)	i	Carrying amount	i	Profit and loss account	i	Equity	i	Carrying amount	i	Profit and loss account	i	Equity
Held-for-trading financial instruments
Non-hedging derivatives (a)	(26)	45		46	(13)
Held-to-maturity financial instruments
Securities (b)	36	1		35	1
Available-for-sale financial instruments
Securities (b)	348	13	1	382	9	(9)
Receivables and payables and other assets/liabilities valued at amortized cost
Trade and receivables and other (c)	20,748	(361)		23,998	(110)
Financing receivables (b)	1,637	72		2,150	84
Trade payables and other (d)	19,228	(48)		22,642	26
Financing payables (b)	24,800	(508)		27,783	(535)
Assets at fair value through profit or loss (fair value option)
Investments (b)		163
Net liabilities for hedging derivatives (e)	751	161	(636)	320	(402)	47
i	i	i
(a)	i	In the profit and loss account, incomes were recognized within "Other operating income (loss)" for euro 118 million (expenses for euro 49 million at December 31, 2009) and expenses within "Finance income (expense)" for euro 131 million (expenses for euro 4 million at December 31, 2009).
(b)	ii	Income or expense were recognized in the profit and loss account within "Finance income (expense)".
(c)		In the profit and loss account, essentially impairments were recognized within "Purchase, services and other" for euro 128 million (expenses for euro 427 million at December 31, 2009) (net impairments) while positive exchange differences arising from accounts denominated in foreign currency and translated into euro at year-end were recognized within "Finance income (expense)" for euro 18 million (incomes for euro 66 million at December 31, 2009) (translation differences arising from euro-reporting subsidiaries denominated in foreign currency which are translated into euro at year-end exchange rates and valuation at amortized cost).
(d)	i	The effects were recognized in the profit and loss account within "Finance income (expense)" (translation differences arising from euro-reporting subsidiaries denominated in foreign currency which are translated into euro at year-end exchange rates).
(e)	i	Income or expense were recognized in the profit and loss account within "Net sales from operations" and "Purchase, services and other" for euro 414 million of expenses (incomes for euro 155 million at December 31, 2009) within "Finance income (expense)" for euro 13 million of incomes (incomes for euro 6 million at December 31, 2009) (time value component).

Fair value of financial instruments
Following the classification of financial assets and liabilities, measured at fair value in the balance sheet, is provided according to the fair value hierarchy defined on the basis of the relevance of the inputs used in the measurement process. In particular, on the basis of the features of the inputs used in making the measurements, the fair value hierarchy shall have the following levels:

(a)	Level 1: quoted prices (unadjusted) in active markets for identical financial assets or liabilities;
(b)	Level 2: measurements based on the basis of inputs, other than quoted prices above, which, for assets and liabilities that have to be measured, can be observable directly (e.g. prices) or indirectly (e.g. deriving from prices); and
(c)	Level 3: inputs not based on observable market data.

Financial instruments measured at fair value in the balance sheet as of at December 31, 2010, were classified as follows: (i) level 1, "Other financial assets held for trading or available for sale" and "Non-hedging derivatives - Future"; and (ii) level 2, derivative instruments different from "Future" included in "Other current assets", "Other non-current assets", "Other current liabilities" and "Other non-current liabilities". During 2010 no transfers were done between the different hierarchy levels of fair value.
The table below summarizes the amount of financial instruments valued at fair value:

(euro million)	Note	Dec. 31, 2009	Dec. 31, 2010
Current assets
Other financial assets available for sale	(8)	348	382
Non-hedging derivatives - Future	(13)	10	33
Other non-hedging derivatives	(13)	688	593
Cash flow hedge derivatives	(13)	236	210
Non-current assets
Non-hedging derivatives - Future	(20)	2
Other non-hedging derivatives	(20)	337	420
Cash flow hedge derivatives	(20)	129	102
Current liabilities
Non-hedging derivatives - Future	(25)	2	10
Other non-hedging derivatives	(25)	689	646
Cash flow hedge derivatives	(25)	680	475
Non-current liabilities
Non-hedging derivatives - Future	(30)	1
Other non-hedging derivatives	(30)	371	344
Cash flow hedge derivatives	(30)	436	157

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Eni Annual Report / Notes to the Consolidated Financial Statements

Legal Proceedings
Eni is a party to a number of civil actions and administrative arbitral and other judicial proceedings arising in the ordinary course of business. Based on information available to date, and taking into account the existing risk provisions, Eni believes that the foregoing will not have an adverse effect on Eni’s Consolidated Financial Statements. The following is a description of the most significant proceedings currently pending. Unless otherwise indicated below, no provisions have been made for these legal proceedings as Eni believes that negative outcomes are not probable or because the amount of the provision cannot be estimated reliably.

1. Environment

1.1 Criminal proceedings

ENI SPA

(i)	Subsidence. The Court of Rovigo conducted investigations concerning a subsidence phenomenon allegedly caused by hydrocarbon exploration and extraction activities in the Ravenna and North Adriatic area both on land and in the sea. Eni appointed an independent and interdisciplinary scientific commission, composed of prominent and highly qualified international experts of subsidence caused by hydrocarbon exploration and extraction activities, with the aim of verifying the magnitude and effects and any actions appropriate to reduce or to neutralize any subsidence phenomenon in the area. This commission produced a study which excludes the possibility of any risk to human health or damage to the environment. The study also states that worldwide there are no instances of accidents of harm to public safety caused by subsidence induced by hydrocarbon production. It also shows that Eni employs the most advanced techniques for monitoring, measuring and controlling the soil. This proceeding is in the first level hearing stage. The Veneto Region, other local bodies and two private entities have been acting as plaintiffs. Eni was admitted as a defendant. At the end of the renewed preliminary investigations the Court of Ravenna requested the closing of the proceeding. A number of plaintiffs have been appealed against this decision. The hearing for the review of the appeal against the dismissal request was held on November 11, 2010. Basing on this hearing, the Judge for the Preliminary Hearings retained the decision. On February 14, 2011 the Judge for the Preliminary Hearings decided to accept the request of dismissal of the proceeding for all the defendants issued by the Public Prosecutor. The Judge decided also the release of seizure of the hydrocarbon fields and the restitution to the entitled entities.
(ii)	Alleged damage – Prosecuting body: Public Prosecutor of Gela. In 2002, the Public Prosecutor of Gela commenced a criminal investigation to ascertain alleged damage caused by emissions of the Gela plant, owned by Polimeri Europa SpA, Syndial SpA (formerly EniChem SpA) and Raffineria di Gela SpA. The Judge for the Preliminary Hearings dismissed the accusation of adulteration of food products, while the proceeding for the other allegations regarding pollution and environmental damage remains underway. The trial ended in acquittal with regard to the general manager and officer pro-tempore of the refinery. The sentence of the Gela Tribunal stated that the charges were lacking factual basis. A number of farmers of Gela area, who have been acting as plaintiffs in the first level hearing stage, filed an appeal against the acquittal sentence in the civil action. In the first hearing on December 17, 2009, the Public Prosecutor asked for the dismissal of the appeal confirming the motivations of the acquittal sentence in the first degree proceeding. The Court of Rome postponed the proceeding to the hearing of February 25, 2010. In February 25, 2010, the Court confirmed the acquittal sentence with a rule filed on April 29, 2010.
(iii)	Alleged negligent fire in the refinery of Gela. In June 2002, in connection with a fire at the refinery of Gela, a criminal investigation began concerning alleged negligent fire, environmental crimes and crimes against natural beauty. First degree proceedings ended with an acquittal sentence. In November 2007, the Public Prosecutor of Gela and of Caltanissetta filed an appeal against this decision. In the first hearing the Court re-opened the examining phase, arranging a collegial appraiser. On December 10, 2009, the appraisers appointed by the Court filed their report. On January 21, 2010, the Court of Caltanissetta announced an acquittal sentence for all the defendants.
(iv)	Investigation of the quality of groundwater in the area of the refinery of Gela. In 2002, the Public Prosecutor of Gela commenced a criminal investigation concerning the refinery of Gela to ascertain the quality of groundwater in the area of the refinery. Eni is charged of having breached environmental rules concerning the pollution of water and soil and of illegal disposal of liquid and solid waste materials. The preliminary hearing phase was closed for one employee who would stand trial, while the preliminary hearing phase is ongoing for other defendants. During the hearings the Judge admitted as plaintiffs three environmental associations. The proceeding was subsequently assigned to a different Judge and was disposed the renewal of the debate phase. In the said phase were examined indictment and defense witnesses. Subsequently it was examined the first technical appraiser of the defense. On May 14, 2010, following the examination, the Court of Gela issued a sentence whereby on one side criminal accusation against the above mentioned employee was dismissed as a result of the statute of limitations, on the other side the defendant was condemned to the payment of legal costs and of a compensation to the plaintiffs. The amount of the compensation will be determined by a resolution of a Civil Court. The sentence was filed on June 3, 2010. The Company has filed an appeal with the Second Degree Court of Caltanissetta. In the first hearing the proceeding was postponed due to a lack of notification.
(v)	Alleged negligent fire (Priolo). The Public Prosecutor of Siracusa commenced an investigation regarding certain Eni managers who were previously in charge of conducting operations at the refinery of Priolo (Eni divested this asset in 2002) to ascertain whether they acted with negligence in connection with a fire that occurred at the Priolo plants on April 30 and May 1-2, 2006. After preliminary investigations the Public Prosecutor requested the opening of a proceeding against the mentioned managers for negligent behavior. The first hearing, in which the parties could present themselves as plaintiffs, was scheduled for February 26, 2010. On February 5, 2010, the Court of Siracusa following the exception of inadmissibility issued by the defendants, admitted as a plaintiff the only Ministry for the Environment excluding all the other counterparts, including the Council of Ministers. The proceeding continues with the examination of three witnesses of the Public Prosecutor. In the hearing

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on February 26, 2010, the Judge accepted all the evidences filed by the counterparts. In the hearing of April 14, 2010, the Public Prosecutor commenced the review of the texts that continued in a number of subsequent hearings.
(vi)	Groundwater at the Priolo site – Prosecuting body: Public Prosecutor of Siracusa. The Public Prosecutor of Siracusa (Sicily) has started an investigation in order to ascertain the level of contamination of the groundwater at the Priolo site. The Company has been notified that a number of its executive officers are being investigated who were in charge at the time of the events subject to probe, including chief executive officers and plant general managers of the Company’s subsidiaries AgipPetroli SpA (now merged into the parent company Eni SpA in the Refining & Marketing division), Syndial and Polimeri Europa. Probes on technical issues required by the Prosecutor were finalized on October 15, 2009. On February 25, 2010, the technical survey was filed. According to this report the ground and the groundwater at the Priolo site should be considered polluted according to Law Decree No. 152/2006. This contamination was caused by a spill-over made in the period prior to 2001 and not subsequent to 2005; the equipment still operating on the site represent another source of risk, in particular the ones owned by ISAB Srl (ERG). According to the findings of this report the defense of Syndial, Polimeri Europa and Eni SpA (Refining & Marketing Division) will file a defensive memorandum to request the dismissal of the proceeding. The Public Prosecutor requested the dismissal of the proceeding. The decision of the Judge on the dismissal on the proceeding is still pending.
(vii)	Fatal accident Truck Center Molfetta – Prosecuting body: Public Prosecutor of Trani. On March 3, 2008, in the Municipality of Molfetta a fatal accident occurred that caused the death of four workers deputed to the cleaning of a tank car owned by the company FS Logistica, part of the Italian Railways Group. The tank was used for the transportation of liquid sulfur produced by Eni in the Refinery of Taranto and destined to the client company Nuova Solmine. Consequently a criminal action commenced against certain employees of FS Logistica and of its broker "La Cinque Biotrans" and, under the provisions of legislative decree 231/2001, against the two above mentioned companies and the company responsible for the clean-up of the tank car - Truck Center. On October 26, 2009, the First Degree Court concluded that both the above mentioned persons and the three companies were guilty. Additionally, the documentation related to the trial was forwarded to the Public Prosecutor of Trani in order to ascertain the eventual responsibilities of Eni and Nuova Solmine employees in relation to the fatal accident and also to the Public Prosecutors of Taranto and Grosseto (competent for Nuova Solmine) in order to ascertain eventual irregularities in the procedures of handling and transporting liquid sulfur. Following the sentence, the Public Prosecutor of Trani commenced an investigation against a number of employees of Nuova Solmine and an employee of Eni’s Refining & Marketing Division, responsible for marketing liquefied sulfur. On April 14, 2010, the Judge for the Preliminary Hearings notified the Eni’s employee a request of extension of the preliminary investigations. On May 11, 2010, Eni SpA, eight employees of the company and a former employee were notified of closing of the investigation that objected the manslaughter, grievous bodily harm and illegal disposal of waste materials. A number of defendants filled defensive memoranda. The Public Prosecutor has removed three defendants and transmitted evidence to the Judge for preliminary investigations requesting to dismiss the proceeding. The Judge for preliminary investigation accepted the above mentioned request. The Judge postponed the preliminary hearing for the positions not dismissed to February 23, 2011. In this hearing, the Judge scheduled the hearing for the eventual admittance as plaintiffs of the Puglia Region, the Municipality of Molfetta and a relative of one of the victims for April 19, 2011. On that occasion, the counterparts shall state the kind of procedure that they intend to adopt.
(viii)	Seizure of areas located in the Municipalities of Cassano allo Jonio and Cerchiara di Calabria – Prosecuting body: Public Prosecutor of Castrovillari. On June 11, 2010, the Company received a notification of a judicial measure for the preventive seizure of areas located in the Municipalities of Cassano allo Jonio and Cerchiara di Calabria, following a prior seizure of other areas in the same Municipalities notified through a judicial measure on February 2010. The above mentioned decisions were the result of an investigation commenced after the damage of the HDPE covering the zinc ferrites generated in the industrial site of Pertusola Sud and basing on the Court’s conclusions illegally stored in the Municipalities of Cassano allo Jonio and Cerchiara di Calabria. The impounded areas are those where the above mentioned waste was stored. The proceeding is in the phase of the preliminary hearings. The circumstances object of investigation are the same considered in the criminal action concluded in 2008 with an acquittal sentence for one of the defendants while the Judge dismissed the accusation for all the other defendants as a result of the statute of limitations. In this case the accusation is of omitted clean-up. Syndial SpA gave the availability for the removal of the waste materials, the related operations are still pending.

Syndial SpA

(ix)	Porto Torres – Prosecuting body: Public Prosecutor of Sassari. In March 2009, the Public Prosecutor of Sassari (Sardinia) resolved to commence a criminal trial against a number of executive officers and managing directors of companies engaging in petrochemicals operations at the site of Porto Torres, including the manager responsible for plant operations of the Company’s fully-owned subsidiary Syndial. The charge involves environmental damage and poisoning of water and crops. In the preliminary hearing on July 17, 2009, the Province of Sassari, the Association Anpana (animal preservation) and the company Fratelli Polese Snc situated in the industrial site have been acting as plaintiffs. None of these parties claimed the identification of the civil responsible and the damage quantification that will be asked in a second step. The legal defense of Syndial requested further time for the recognition of the proceeding plaintiffs and the verification of their right to institute proceedings. The defense of Syndial filled a number of exceptions on the admissibility in acting as plaintiffs of the counterpart; the Judge will resolve the question in the hearing which was on February 19, 2010. In this hearing the Judge, based on the exceptions issued by Syndial on the lack of connection between the action as plaintiff and the charge, excluded all the counterparts that have been acting as plaintiff with regard to the serious pathologies related to the existence of poisoning agents in the fishing talent of the industrial port of Porto Torres; the Judge admitted as plaintiffs the Municipality of Sassari, the Environmental Association Anpana and the company Fratelli Polese Snc. The Judge also requested that Syndial SpA, Polimeri Europa SpA, Ineos Vinyls and Sasol Italy SpA stand trial. The proceeding continues for the constitution as defendants of the

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said parts. In the hearing of October 18, 2010, then postponed to November 6, 2010, the legal defence filed the exception of lack of territorial competence of the Judges of the Court of Sassari as parts potentially injured by the alleged crime. In the hearing of January 31, 2011, the Judge for the Preliminary Hearings rejected the abovementioned exceptions. Syndial defence submitted further preliminary issues related to the invalidity of the notice of conclusion of preliminary investigation. In a subsequent hearing, the Judge rejected all the exceptions on the invalidity of the notice of conclusion of preliminary investigation. In the following hearing held on February 15, 2011, Syndial issued a further exception on the inadmissibility of the use of investigation acts filed by the Public Minister after the deadline.

1.2 Civil and administrative proceeding

Syndial SpA (former EniChem SpA)

(i)	Alleged pollution caused by the activity of the Mantova plant. In 1992, the Ministry for the Environment summoned EniChem SpA (now Syndial SpA) and Edison SpA before the Court of Brescia. The Ministry requested, primarily, environmental remediation for the alleged pollution caused by the activity of the Mantova plant from 1976 until 1990, and provisionally, in case there was no possibility to remediate, the payment of environmental damages. Edison agreed on a settlement with the Ministry whereby Edison quantified compensation for environmental damage freeing from any obligation Syndial, which purchased the plant in 1989. Negotiations between the parts for the quantification of the environmental damage (relating only to 1990) are underway; the judgment has been postponed a number of times until the next hearing that has been scheduled for October 13, 2011. The Board of State Lawyers is confident on the positive closing of the transaction before this date, depending on the time necessary to the Ministry for completing its evaluation.
(ii)	Summon before the Court of Venice for environmental damages allegedly caused to the lagoon of Venice by the Porto Marghera plants. On December 2002, EniChem SpA (now Syndial SpA), jointly with Ambiente SpA (now merged into Syndial SpA) and European Vinyls Corporation Italia SpA (EVC Italia, then Ineos Vinyls SpA, actually Vinyls Italia SpA) was summoned before the Court of Venice by the Province of Venice. The province requested compensation for environmental damages that initially were not quantified, allegedly caused to the lagoon of Venice by the Porto Marghera plants, which were already the subject of two previous criminal proceedings against employees and managers of the defendants. EVC Italia and the actual company, Vinyls Italia, presented an action to be indemnified by Eni’s Group companies in case the alleged pollution is proved. The Province of Venice, in the preliminary stage of the proceeding, filed claims amounting to euro 287 million. Syndial submitted its written reply evidencing that the abovementioned damage quantification has been made lacking of probations for the damage and based on evidence that allowed the Court of First and Second Instance to disclaim EniChem of any responsibility through definitive sentence. In the hearing on October 16, 2009, scheduled to review the technical appraisal, the Court declared the interruption of the proceeding because Vinyls Italia had undergone a reorganization procedure. The proceeding has been suspended until April 22, 2010 when the Province of Venice pursuant to Article 303 of the Italian Penal Code restarted the proceeding. The subsequent hearing for the resume of the proceeding took place on September 24, 2010. In that hearing the Judge decided to reschedule the hearing that will review the position of Vinyls Italia and the consultants appraisals filed by the parties. As the Judge resolved not to hear the consultants again, the hearing has been postponed to September 2011 to review the findings.
(iii)	Claim of environmental damages, allegedly caused by industrial activities in the area of Crotone – Prosecuting Bodies: the Council of Ministers, the Ministry for the Environment, the Delegated Commissioner for Environmental Emergency in the Calabria Region and the Calabria Region. The Council of Ministers, the Ministry for the Environment, the Delegated Commissioner for Environmental Emergency in the Calabria Region and the Calabria Region requested Syndial to appear before the Court of Milan to face charges of causing environmental damage caused by the operations of Pertusola Sud SpA (merged in EniChem, now Syndial) in the Crotone site. This first degree proceeding was generated in January 2008, by the unification of two different actions, the first brought by Calabria Region in October 2004, the second one by the Council of Ministers, the Ministry for the Environment and the Delegated Commissioner for Environmental Emergency in the Calabria Region commenced in February 2006. The Calabria Region is claiming compensation amounting to euro 129 million for the site environmental remediation and clean-up on the basis of the cost estimation provided in the remediation plan submitted by the Delegated Commissioner, plus additional compensation amounting to a preliminary estimate of euro 800 million relating to environmental damage, estimated increases in the regional health expenditures and damage to the public image to be fairly determined during the civil proceeding. The Council of Ministers, the Ministry for the Environment and the Delegated Commissioner is claiming compensation amounting to euro 129 million for the site environmental remediation and clean-up (this request is analogous to that of the Calabria Region) and eventual compensation for other environmental damage to be fairly determined during the civil proceeding. In February 2007 the Ministry for the Environment filed with the Court an independent appraiser’s report issued by APAT that estimated a refundable environmental damage amounting to euro 1,920 million, including the remediation and clean-up expenditures, increased by euro 1,620 million from the original amount of euro 129 million, and an estimation of environmental damage and other damage items amounting approximately to euro 300 million. The amounts estimated by the independent appraiser, added to the claim of the Calabria Region, generate a total of euro 2,720 million of potential compensation. In May and September 2007 Syndial presented its own technical advice that, based on what the Company believes to be well-founded circumstances, vigorously object the independent appraiser’s findings filed by the Ministry for the Environment on site contamination, the responsibility of Syndial in the contamination of the site, the criteria of estimate remediation costs, which according to the Company are erroneous, arbitrary and technically inadequate. On October 7, 2009, an independent appraiser report was filed that reviewed the environmental status of the site and estimated the remediation costs while the estimate of both the health damage caused by the pollution and the environmental damage would be issued in a further independent appraiser report. The findings of the independent appraisers are substantially

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in line with the issues expressed by Syndial on the measures for the environmental remediation and clean-up, based on a risk analysis aimed to define effective and specific actions. The clean-up project, approved to a great extent by the Ministry for the Environment and the Calabria Region, has been considered substantially adequate. The independent appraisers affirmed the necessity of clean-up measures that were not planned by Syndial on one of the external areas (the so-called archaeological area) and considered being unnecessary the dredging of sea sediments. The estimated clean-up costs are in line with the estimate made by Syndial. The independent appraiser report is less favorable to Syndial because it identifies as source of the contamination the production slag management, even recent. The independent appraiser report evaluated that the production technology was a BAT (Best Available Technology), instead the slag treatment could be performed in a more respectful way for the environment and the products (the so-called Cubilot) lacked the physic-chemical characteristic of stability that would avoided the emission of polluting agents in the soil. As regards the quantification of the environmental damage different by the remediation, the independent report APAT provided by the Ministry for the Environment quantified the damage for the lack of fruition of the site basing on the remediation costs that were significantly reduced by the independent appraiser report. In case the Judge resolves on the responsibility of Syndial in the contamination of the site based on the conclusions of the independent appraiser report, the Company could be liable, for the environmental damage different from the goods fruition (damage to the community, increases in the regional health expenditures), at least in part and as far as the damage is actually probed. On November 14, 2009, Syndial filed its objections to the independent appraiser report, sharing the conceptual model adopted by the independent appraiser report but demonstrating that the site contamination should be charged mainly to past management of the pollution slag on part of other operators that operated the site until the ’70s. On November 11, 2009 the Calabria Region filed its objection to the independent appraiser report affirming that the environmental damage to the surrounding areas of the site has not been assessed by the independent appraisers. The hearing for the review of the independent appraiser report and of the parts objections, assigned to another Judge, took place on April 13, 2010. During the hearing the Calabria Region required the revise of the independent appraiser report. The Judge rejected the request. As regards the ascertainment of the existence of a residual environmental damage not remedied by the clean-up activities, the Board State of Lawyers on behalf of the Ministry for the Environment requested an evaluation of the impact of the new regulation on the above mentioned damage. Syndial filed a document explaining the modification of the environmental damage regulation. The Judge scheduled the deadline for the filing of the counterparts’ objections to such document for September 16, 2010, and September 30, 2010, for the submission of Syndial reply. The findings related to the modification of the Environmental Damage regulation introduced by the Article 5-bis of the Law Decree No. 135/2009 submitted by all the parties will be discussed in the next hearing scheduled for November 17, 2010.
On September 15, 2010, the Calabria Region submitted a memorandum objecting to the documents filed by Syndial in the hearing of April 13, 2010. In September 30, 2010, Syndial filed a memorandum on the impact of the new Italian regulation about the environmental damage as per Law Decree No. 135/2009 on the proceeding. As a result of the discussions occurred between the parties, in the hearing held November 17, 2010, the Judge took under advisement the decision. With the act of December 21, 2010, the Judge deemed the acquired elements sufficient for the closing of the proceeding.
The hearing for the final decision has been postponed to November 16, 2011, for the filing of the outcome.
However, discussions have been going on in order to arrange for a possible transaction of all environmental claims pending on this matter. In 2008 Eni’s subsidiary Syndial took charge of performing certain clean-up activities and on December 5, 2008, presented a global project to clean-up and remediate all interested areas. As for the approval procedure of the abovementioned project all interested parties approved the removal of the dump from the seafront to another area, the construction of an hydraulic barrier and of the related treatment plant of the groundwater (providing that if the subsequent monitoring would demonstrate the efficiency of the plant, Eni’s subsidiary would build-up a physical barrier in the seafront) and the start-up of the first lot of activities on the soil through in situ technologies on condition that all the waste present in the areas, recognized after a specific inspection. Initially, the environmental provision made by Syndial in its financial statements amounted to euro 103 million based on the cost estimation of the original clean-up project, as the Eni’s subsidiary believes to have no responsibility for the environmental damage considering the limited period during which it conducted industrial activities in the site and the Delegated Commissioner responsibility for not having properly managed the site clean-up activities. In the Annual Report 2008, Eni increased the environmental provision by euro 154 million bringing the total amount of the environmental provision related to the clean-up project to euro 257 million. The provision doesn’t cover the entire amount of clean-up project expenses (euro 300 million) considering the circumstance that it has been only partially approved. The environmental provision made by the company is progressively employed in the execution of the clean-up activities. It must be noted that in 2003 the Delegated Commissioner for Environmental Emergency, Calabria Region and Province of Crotone presented a first claim for the payment of damages. With a decision in May 2007, the Court of Milan declared the invalidity of the power of proxy conferred to the Delegated Commissioner to act on behalf of the Calabria Region with the notice served to Syndial SpA and decided the liquidation of expenses born by the defendant. The appeal against that decision is pending. Syndial, the Province of Crotone and Council of Ministers filed their pleadings and subsequently the final statements of the case as well as memorandum of objections.
On January 20, 2011, the Appeal Court of Milan sentenced (Sentence 143/2011), fully accepting Syndial objections, the rejections of the claims made by the Council of Ministers, Ministry for the Environment, Delegated Commissioner for Calabria Region and Province of Crotone. The Appeal Court confirmed the invalidity of the entire proceeding accepting also an objection issued by Syndial on the inadmissibility of the request of fractionate damage that is already under examination by another Judge. The Appeal Court condemned the counterparts to reimburse the legal expenses sustained by Syndial.
The claims made in this first instance were substantially absorbed in the above mentioned two proceedings.
(iv)	Summon for alleged environmental damage caused by DDT pollution in the Lake Maggiore – Prosecuting body: Ministry for the Environment.
With a temporarily executive decision dated July 3, 2008, the District Court of Turin sentenced the subsidiary Syndial SpA (former EniChem) to compensate for environmental damages that were allegedly caused when EniChem managed an industrial plant at Pieve Vergonte during the

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1990-1996 period. Specifically, the Court sentenced Syndial to pay the Italian Ministry for the Environment compensation amounting to euro 1,833.5 million, plus legal interests that accrue from the filing of the decision. Syndial and Eni technical-legal consultants have considered the decision and the amount of the compensation to be without factual and legal basis and have concluded that a negative outcome of this proceeding is unlikely. Particularly, Eni and its subsidiary deem the amount of the environmental damage to be absolutely ill-founded as the sentence has been considered to lack sufficient elements to support such a material amount of the liability charged to Eni and its subsidiary with respect to the volume of pollutants ascertained by the Italian Environmental Minister. On occasion of the 2008 consolidated financial statements, management confirmed its stance of making no loss provision for this proceeding on the basis of the abovementioned technical legal advice, in concert with external consultants on accounting principles. In July 2009, Eni’s subsidiary Syndial filed an appeal against the abovementioned sentence, also requesting suspension of the sentence effectiveness. The Ministry for the Environment, in the appeal filed, requested to the Second Instance Court to adjust the first degree sentence condemning Syndial to the payment of euro 1,900 million or alternatively euro 1,300 million in addition to the amount assessed by the First Degree Court. In the hearing on December 11, 2009, the Second Instance Court considering the modification of Environmental Damage regulation introduced by the Article 5-bis of the Law Decree No. 135/2009 and following a request of the Board of State Lawyers decided the postponement to May 28, 2010, pending the Decree of the Ministry for the Environment related to the determination of the quantification criteria for the monetary compensation of the environmental damage pursuant to the abovementioned Article 5-bis of the Law Decree No. 135/2009. The Board of State Lawyers committed itself to not examine the sentence until the next hearing.
In the hearing of May 28, 2010, Syndial requested a further postponement still pending the above mentioned Decree of the Ministry for the Environment. The Board of State Lawyers agreed to the request, justifying he postponement with the negotiation in place between the parties for the global solution of the proceeding, committing itself to not examine the sentence until the next hearing.
The Judge decided the postponement to October 29, 2010. In this hearing the Judge, since parties were still negotiating an environmental transaction, postponed the hearing to January 29, 2011. That hearing has been rescheduled to September 30, 2011, as discussions are ongoing.
Another administrative proceeding is ongoing regarding a Ministerial Decree enacted by the Italian Ministry for the Environment. The decree provides that Syndial executes the following tasks: (i) the upgrading of a hydraulic barrier to protect the site; and (ii) the design of a project for the environmental remediation of Lake Maggiore. The Administrative Court of Piemonte rejected Syndial’s opposition against the outlined environmental measures requested by the Ministry for the Environment. However, the Court judged the prescriptions of the Ministry regarding the remediation of the site to be plain findings of an environmental enquiry to ascertain the state of the lake. Syndial has filed an appeal against the decision of the Court before an upper degree body, also requesting suspension of the effectiveness of the decision. The appeal has been put on hold considering that a plan to ascertain the environmental status of the site has been approved by all interested parties, including the Ministry and local Municipalities pursuant to the statement on April 28, 2009, which included certain recommendations. Syndial appealed against this statement and the related Ministerial Decree of approval in order to avoid the case to give implicit consent to the request (appealed by the Company) of the Minister that claimed that Syndial is obliged to execute the clean-up. On the contrary, Syndial has agreed on the scope of the plan to ascertain the environmental status of the site, as it has been actually implementing it. Syndial also presented a clean-up project for the groundwater and the soil, that hasn’t been approved, as the abovementioned prescriptions that have been prescribed are the object of the Company opposition in the abovementioned proceeding. In case Syndial should be found guilty, it would incur remediation and clean-up expenses, actually not quantifiable, that would be offset against any compensation for the environmental damage that Eni’s subsidiary is condemned to pay with regard to civil proceeding pending before the Second Instance Court of Turin.
(v)	Action commenced by the Municipality of Carrara for the remediation and reestablishment of previous environmental conditions at the Avenza site and payment of environmental damage. The Municipality of Carrara commenced an action before the Court of Genova requesting Syndial SpA to remediate and restore previous environmental conditions at the Avenza site and the payment of unavoidable environmental damage (amounting to euro 139 million), further damages of various types (e.g. damage to the natural beauty of this site) amounting to euro 80 million as well as damages relating to loss of profit and property amounting to approximately euro 16 million. This request is related to an accident that occurred in 1984, as a consequence of which EniChem Agricoltura SpA (later merged into Syndial SpA), at the time owner of the site, carried out safety and remediation works. The Ministry for the Environment joined the action and requested environmental damage payment – from a minimum of euro 53.5 million to a maximum of euro 93.3 million – to be broken down among the various companies that ran the plant in the past. Syndial summoned Rumianca SpA, Sir Finanziaria SpA and Sogemo SpA, who ran the plant in previous years, in order to be guaranteed. A report produced by an independent expert charged by the Judge was filed with the Court. The findings of this report quantify the residual environmental damage at euro 15 million. With a sentence of March 2008, the Court of Genova rejected all claims made by the Municipality of Carrara and the Ministry for the Environment. Both plaintiffs filed an appeal against this decision in June 2008 confirming the requests issued in the first judgment. Syndial filed in the appeal hearing, disputing the plaintiffs’ claims. The proceeding is underway without any further investigation. The hearing has been postponed to July 2010 for the filing of the pleadings. In this hearing the parties filed their pleadings and the Judge postponed the hearing for the final decision to October 6, 2011.
(vi)	Ministry for the Environment – Augusta harbor. The Italian Ministry for the Environment with various administrative acts prescribed companies running plants in the petrochemical site of Priolo to perform safety and environmental remediation works in the Augusta harbor. Companies involved include Eni subsidiaries Polimeri Europa, Syndial and Eni R&M. Pollution has been detected in this area primarily due to a high mercury concentration which is allegedly attributed to the industrial activity of the Priolo petrochemical site. The abovementioned companies opposed said administrative actions, objecting in particular to the way in which remediation works have been designed and information on concentration of pollutants has been gathered. The Regional Administrative Court of Catania with the Sentence No. 1254/2007 annulled the said decisions. The Ministry and the Municipalities of Augusta and Melilli filed a claim for the revocation of the decision and requested the suspension of sentence effectiveness with the Administrative Council of the Sicily Region which accepted the claim. The recommendations which the Council’s decision

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related, have been restated by the Ministry for the Environment with further administrative resolutions that have been appealed by the Eni companies. Again the Regional Administrative Court of Catania reiterated its decision to suspend the effectiveness of the Ministry’s acts. In January 2008 the Regional Court of Catania accepted further claims on this matter. In June 2008 the Ministry for the Environment and the Municipalities of Melilli and Augusta filed an appeal against the decision of the Regional Court of Catania with the Administrative Council of the Sicily region, without a resolution of the issue of suspending the effectiveness of the Regional Court’s decisions. The hearing for the examination of both appeal pending with the Administrative Council of the Sicily Region that has been originally scheduled on December 11, 2008, has been postponed sine die due to preliminary issues pending with the Court of Justice of the European Community. In April 2008, the Eni companies challenged certain administrative acts of December 20, 2007 related to the execution of further clean-up and remediation works of sediments in the Augusta harbor. In this proceeding the Regional Court of Catania has ordered an independent appraiser report, issued on February 20, 2009, that resulted favorable to the objections of the objecting companies. The proceeding is pending. In May 2008, the Eni companies also challenged with the Regional Court of Catania, requesting the suspension of administrative act effectiveness, certain decisions of an Administrative Body on March 6, 2008 (and other subsequent decisions). Those decisions were intended to enlarge the scope of the already approved project of environmental remediation and clean-up of the groundwater trough works of physic limitation and the new criteria used by the Administration Body in the restitution of the areas to their legitimate use. With regard to this last proceeding, basing on a request of the appealing companies, the Regional Court of Catania requested the decision of the Court of Justice of EU to decide on the correct application of the community principle, that represent the basis for the all appeals’ decision particularly the principles of the liability associated with the environmental damage, the proportionality in bearing the expenditures associated with environmental remediation and clean-up, as well as a criteria of reasonableness and diligent execution in remedying an environmental damage. On March 9, 2010, the European Court gave a sentence that basically represented a favorable outcome for Eni’s subsidiaries involved in the matter. Specifically, the European Court confirmed the community principle of the liability associated with the environmental damage, whereby central to its correct interpretation is the relation between cause and effect and the identification of the entity that is actually liable for polluting. In the hearing of October 21, 2010, the Court upheld the appeals filed by the counterparts while the filing of the Court’s decisions is still pending.
It must be noted that the Public Prosecutor of Siracusa commenced a criminal action against an unknown party in order to verify the effective contamination of the Augusta harbor and the connected risks on the execution on the clean-up project proposed by the Ministry. The technical assessment disposed by the Public Prosecutor generated the following outcomes: a) no public health risk in the Augusta harbor; b) absence of any involvement on part of Eni companies in the contamination; and c) drainages dangerousness. Based on those findings, the Public Prosecutor decided to dismiss the proceeding.

Eni SpA

(vii)	Reorganization procedure of the airlines companies Volare Group, Volare Airlines and Air Europe – Prosecuting body: Delegated Commissioner. In March 2009 Eni and its subsidiary Sofid (now Eni Adfin) were notified of a bankruptcy clawback as part of a reorganization procedure filed by the airlines companies Volare Group, Volare Airlines and Air Europe which commenced under the provisions of Ministry of Production Activities, on November 30, 2004. The request regarded the override of all the payments made by those entities to Eni and Eni Adfin, as Eni agent for the receivables collection, in the year previous to the insolvency declaration from November 30, 2003 to November 29, 2004, for a total estimated amount of euro 46 million plus interest. Eni and Eni Adfin were admitted as defendants and the trial has been postponed at the hearing on May 5, 2010, for the related investigation. Eni accrued a risk provision with respect to this proceeding.

2. Other judicial or arbitration proceedings

Syndial SpA (former EniChem SpA)

(i)	Serfactoring: disposal of receivables. In 1991, Agrifactoring SpA commenced proceedings against Serfactoring SpA. The claim relates to an amount receivable of euro 182 million for fertilizer sales (plus interest and compensation for inflation), originally owed by Federconsorzi to EniChem Agricoltura SpA and Terni Industrie Chimiche SpA (both merged into Syndial). Such receivables were transferred by Agricoltura and Terni Industrie Chimiche to Serfactoring, which appointed Agrifactoring as its agent to collect payments. Agrifactoring guaranteed to pay the amount of such receivables to Serfactoring, regardless of whether or not it received payment on the due date. Following payment by Agrifactoring to Serfactoring, Agrifactoring was placed in liquidation and the liquidator of Agrifactoring commenced proceedings in 1991 against Serfactoring to recover such payments (equal to euro 182 million) made to Serfactoring based on the claim that the foregoing guarantee became invalid when Federconsorzi was itself placed in liquidation, claiming for the reimbursement of the amount paid to Serfactoring and not liquidated to Agrifactoring by Federconsorzi. Syndial and Serfactoring filed counterclaims against Agrifactoring (in liquidation) for damages amounting to euro 97 million relating to acts carried out by Agrifactoring SpA as agent. The amount of these counterclaims was subsequently reduced to euro 46 million following partial payment of the original receivables by the liquidator of Federconsorzi and various setoffs. These proceedings, which were unitized, were decided with a partial judgment, deposited on February 24, 2004; the request of Agrifactoring – that was reduced by an independent accounting consultant to the amount of euro 42.3 million – was rejected and the company was ordered to pay the sum requested by Serfactoring and Syndial to be determined following the decision. Agrifactoring appealed this decision and in June 2008, the trial was decided with a partial judgment that, reforming the previous judgment of the Court of Rome, granted the requests of Agrifactoring and ordering Serfactoring to reimburse Agrifactoring the sum paid by the latter to the former and not refunded by Federconsorzi. The Court resolved to charge an independent accounting consultant with quantifying the total amount paid by Agrifactoring to Serfactoring and the amount paid by Federconsorzi to Agrifactoring in order to determine the sum to be reimbursed to Agrifactoring.

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On September 28, 2010, the independent accounting consultant filed the determination of the charge pertaining to Serfactoring amounting to euro 48.98 million, net of the payment made by Federconsorzi to Agrifactoring. Syndial and Serfactoring submitted a written reply objecting to this conclusion. In the hearing of October 28, 2010, Eni’s companies requested the independent accounting consultant clarify the criteria of determination of the above mentioned charge. The Court approved the request and rescheduled the hearing to February 24, 2011 ordering the independent accounting consultant to submit a written report. In that hearing the consultants filed their reports and the hearing for the filing of the pleadings has been scheduled for April 28, 2011.
Serfactoring and Syndial (as precautionary measure, since they have already filed a preliminary appeal) appealed the above mentioned partial sentence of 2008 of the Second Instance Court of Rome with an upper degree Court. Agrifactoring in turn filed counterclaim, requesting the declaration of inadmissibility or the rejection of the appeal.

Saipem SpA

(ii)	CEPAV Uno and CEPAV Due. Saipem holds interests in the CEPAV Uno (50.36%) and CEPAV Due (52%) consortia that in 1991 signed two contracts with TAV SpA (now RFI - Rete Ferroviaria Italiana SpA) for the construction of two railway tracks for high speed/high capacity trains from Milan to Bologna (under construction) and from Milan to Verona (in the design phase). With regard to the project for the construction of the line from Milan to Bologna, an Addendum to the contract between CEPAV Uno and TAV was signed on June 27, 2003, redefining certain terms and conditions of the contract. Subsequently, the CEPAV Uno Consortium requested a time extension for the completion of works and a claim amounting to euro 800 million then increased to euro 1,770 million. CEPAV Uno and TAV failed to solve this dispute amicably. CEPAV Uno opened an arbitration procedure as provided for under terms of the contract on April 27, 2006.
The preliminary investigation of the arbitration procedure is still pending. On July 30, 2010 the independent consultants filed their finding that resulted partially favorable to the Company and in the subsequent hearings the counterparts filed their motion on preliminary issues and the related objections. In the next hearing of March 20, 2011 the independent consultants would fill further reports on the above mentioned issue. The deadline for the submission of the arbitration determination has been scheduled for December 27, 2011.
On March 23, 2009, the Arbitration Committee determined the TAV right to extend the assessment made by the independent accounting consultant to the subcontractors appointed by the Consortium, the contractors, or assignees. Basing on the alleged invalidity of Arbitration Committee determination, on April 8, 2010, the Consortium notified to the counterparts the appeal to this decision requesting its suspension before the Appeal Court of Rome.
With regard to the project for the construction of a high-speed railway from Milan to Verona, in December 2004, CEPAV Due presented the final project, prepared in accordance with Law No. 443/2001 on the basis of the preliminary project approved by an Italian governmental Authority (CIPE).
As concerns the arbitration procedure, commenced on December 28, 2000, requested by CEPAV Due against TAV for the recognition of costs incurred by the Consortium in the ten-year period from 1991 through 2000 plus damages suffered, in January 2007, the Arbitration Committee determined the Consortium’s right to recover the costs incurred in connection with the design activities performed. The technical independent survey to assess the amount of compensation was submitted on October 19, 2009. The trial ended on February 23, 2010, with the resolution of the arbitration that required TAV to pay to CEPAV Due Consortium an amount of euro 44,176,787 plus legal interest and compensation for inflation accrued from the submission of the arbitration until the date of effective damage payment; the Court also required TAV to pay euro 1,115,000 plus interest and compensation for inflation accrued from October 30, 2000, until the date of effective damage payment. TAV filed with the second instance Court of Rome an appeal against the partial arbitration committee’s determination of January 2007. The hearing for the examination of the pleadings has been scheduled for January 28, 2011. In February 2007, the Consortium CEPAV Due notified to TAV a second request of arbitration following the Decree No. 7 of December 31, 2007, that revoked the concessions awarded to TAV resulting in the annulment of arrangements signed between TAV and the Consortium to build the high-speed railway section from Milan to Verona. The European Court of Justice was requested to rule on this matter. Subsequently, Law No. 133/2008 reestablished the concessions awarded to TAV resulting in the continuation of the arrangements between the CEPAV Due Consortium and a new entity in charge of managing the Italian railway system. The second arbitration proceeding continued in order to determinate the damages suffered by the Consortium even in the period prior to the revocation of the concession. An independent appraiser has been appointed in order to assess those damages. The arbitration proceeding is suspended, since the negotiations between the parties in order to sign the integration to the existing agreement and to settle the arbitration already closed and the pending one are underway. The deadline for the submission of the arbitration determination was for December 31, 2010.

3. Antitrust, EU Proceedings, Actions of the Authority for Electricity and Gas and of Other Regulatory Authorities

3.1 Antitrust

Eni SpA

(i)	Abuse of dominant position of Snam alleged by the Italian Antitrust Authority. In March 1999, the Italian Antitrust Authority concluded its investigation started in 1997 and: (i) found that Snam SpA (merged in Eni SpA in 2002) abused its dominant position in the market for the transportation and primary distribution of natural gas relating to the transportation and distribution tariffs applied to third parties and the access of third parties to infrastructure; (ii) fined Snam for euro 2 million; and (iii) ordered a review of the practices relating to such abuses. Snam believes it has complied with existing legislation and appealed the decision with the Regional Administrative Court of Lazio requesting its suspension. On

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May 26, 1999, stating that these decisions are against Law No. 9/1991 and the European Directive 98/30/EC, this Court granted the suspension of the decision. The Authority did not appeal this decision. The decision on the merit of this dispute is still pending before the same Administrative Court.
(ii)	European Commission’s investigations on players active in the natural gas sector. In the context of its initiatives aimed at verifying the level of competition in the natural gas sector within the European Union, on March, 2009, Eni received a statement of objections by the European Commission relating to a proceeding under Article 82 EC and Article 54 of the EEA Agreement and concerning an alleged unjustified refusal to grant access to the TAG (Austria), TENP/Transitgas (Germany/Switzerland) pipelines, connected with the Italian gas transport system. On February 4, 2010, Eni, reaffirming the legitimacy of its activity, filed with the European Commission a number of structural remedies with a view to resolving the proceeding without the ascertainment of the illicit behavior and consequently without sanctions. Eni has committed to dispose of its interests in the German TENP, in the Swiss Transitgas and in the Austrian TAG gas pipelines. Given the strategic importance of the Austrian TAG pipeline, which transports gas from Russia to Italy, Eni has negotiated a solution with the Commission which calls for the transfer of its stake to an entity controlled by the Italian State. On September 29, 2010, the European Commission issued a decision whereby it resolved to accept Eni’s commitments and made them mandatory. The Commission acknowledged that its intervention was unwarranted and closed the proceeding. Eni is currently adopting all procedures to execute those commitments in accordance with such time schedule and criteria which have been agreed upon with the Commission (a non confidential version of the final agreements is available at the Company web site http://www.eni.com/it_IT/azienda/attività-strategie/gas-power/trasporto-gas/trasporto.shtml).
(iii)	Trans Tunisian Pipeline Co Ltd (TTPC). In April 2006, Eni filed a claim before the Regional Administrative Court of Lazio against the decision of the Italian Antitrust Authority of February 15, 2006, stating that Eni’s behavior pertaining to implementations of plans for the upgrading of the TTPC pipeline for importing natural gas from Algeria represented an abuse of dominant position under Article 82 of the European Treaty and fined Eni. The initial fine amounted to euro 390 million and was reduced to euro 290 million in consideration of Eni’s commitment to perform actions favoring competition including the upgrade of the gasline. Eni accrued a provision with respect to this proceeding. With a decision filed on November 29, 2006, the Regional Administrative Court of Lazio partially accepted Eni’s claim, annulling such part of the Authority’s decision where the fine was quantified. Pending this development, the payment of the fine has been voluntarily suspended. In 2007, the Regional Administrative Court of Lazio accepted in part Eni’s claim and cancelled the quantification of the fine based on the Antitrust Authority’s inadequate evaluation of the circumstances presented by Eni. Eni filed an appeal with the Council of State, as did the Antitrust Authority and TTPC.
On May 27, 2010, the Italian Antitrust Authority notified Eni the start of a proceeding aimed at reappraising the criteria that were applied in the initial determination of the fine amounting to euro 290 million, in accordance with a resolution of the Regional Administrative Court of Lazio made on February 15, 2006.
On December 20, 2010, the Council of State sentenced (Sentence No. 9306) to reform the original resolution of the Italian Antirust Authority of February 2006 as regards the quantification of the fine reducing it to euro 20,405,000. On January 4, 2011, Eni paid the reduced amount, since the procedure of the Italian Antitrust Authority to reappraise the amount of the fine was overruled by the decision of the Council of State on the same issue.
(iv)	Italian Antitrust Authority’s inquiry in the distribution and selling of gas in the retail sector. On May 7, 2009, the Italian Antitrust Authority, based on complaints sent by the company Sorgenia, started a preliminary investigation against various operators engaging in the gas retail market in Italy by means of integrated operations in both gas distribution via local low-pressure network and gas marketing to retail customers in urban areas, among them the Company and its fully-owned subsidiary Italgas. The investigation targets an alleged abuse of dominant position in the gas retail market in Italy associated with commercial practices intended to make it difficult for retail customers consuming less than 200,000 CM/y to change the supplier. According to the Italian Antitrust Authority, these commercial practices would enable selling companies that belong to integrated group companies to preserve their market shares in the areas operated by group’s distributors. On March 24, 2010, the Antitrust Authority published on its website the commitments of Italgas and other distribution companies involved in this inquiry, as foreseen by Article 14-ter of the Law No. 287/1990. These commitments were intended to remedy the alleged anti-competitive practices charged by the Authority, starting the market test phase. On September 8, 2010 the Italian Antirust Authority sentenced (Sentence No. 21530) to accept and make mandatory the remedies issued by Italgas. The proceeding was resolved without the ascertainment of the illicit behavior and without any fine to Eni and Italgas.
(v)	Italian Antitrust Authority’s inquiry in the selling of bitumen. On May 27, 2010, the Italian Antitrust Authority started a preliminary investigation against Eni and other eight companies engaging in marketing bitumen for road by means of an agreement intended to hamper competition in this sector in Italy, in breach of Article 101 of Treaty on the Functioning of the European Union. The investigation is in the preliminary phase. The deadline for the finalization of the preliminary investigation has been scheduled for November 25, 2011.

Eni SpA Polimeri Europa SpA and Syndial SpA

(vi)	Inquiries in relation to alleged anti-competitive agreements in the area of elastomers – Prosecuting Body: European Commission. In December 2002, inquiries were commenced concerning alleged anti-competitive agreements in the field of elastomers. The most important inquiry referred to BR and ESBR elastomers which was finalized on November 29, 2006, when the Commission fined Eni and its subsidiary Polimeri Europa for an amount of euro 272.25 million. Eni and its subsidiary filed claims against this decision before the European Court of First Instance in February 2007. The hearings took place in October 2009 and the filing of the Court’s decisions is still pending. Pending the outcome, Polimeri Europa presented a bank guarantee for euro 200 million and paid the residual amount of the fine. In August 2007, with respect to the above mentioned decision of the European Commission, Eni submitted a request for a negative ascertainment with the Court of Milan aimed at proving the non-existence of alleged damages suffered by tire BR/SBR manufacturers. The Court of Milan declared the appeal inadmissible appealing against a sentence of the District Court of Milan. The sentence for the appeal is still pending. Eni accrued a risk provision with respect to this proceeding.

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3.2 Regulation

(i)	Distribuidora de Gas Cuyana SA. Formal investigation of the agency entrusted with the regulations for the natural gas market in Argentina. Enargas started a formal investigation on some operators, among them Distribuidora de Gas Cuyana SA, a company controlled by Eni. Enargas stated that the company improperly applied conversion factors to volumes of natural gas invoiced to customers and requested the company to apply the conversion factors imposed by local regulations from the date of the default notification (March 31, 2004) without prejudice to any damage payment and fines that may be decided after closing the investigation. In April 2004 the company filed a defensive memorandum. On April 28, 2006, the company formally requested the acquisition of documents from Enargas in order to have access to the documents on which the allegations are based.
(ii)	Preliminary investigation of the Authority for Electricity and Gas on the application of the regulation on the issue of the transparency of invoices. On September 25, 2009, the Authority for Electricity and Gas sentenced (Sentence VIS 93/2009) to commence a preliminary investigation against 5 marketing companies in the electricity sector, including Eni, to ascertain the eventual violation of the regulation on the issue of the transparency of the invoices (Resolutions 152/2006, 156/2007 and 272/2007) and to eventually impose administrative monetary penalties.
On May 5, 2010 the Authority communicated to the Company the results of the preliminary investigation: the Authority believes that the alleged violations have been committed and are still ongoing as of the date of the communication. In addition the Authority reaffirmed the need to issue an instruction to the Company to execute certain remedial actions as announced at the commencement of the investigation. Eni replied to the Authority that prior to the beginning of the preliminary investigation, in July 2009, the Company modified the layout of its invoices, which the Company believes to be fully compliant with transparency obligations set by the current regulation (providing also further information for an higher level of transparency for the client). The Company also believes that its invoice lay-out largely anticipates the new regulation on the issue of harmonization of invoices (Resolution 202/2009). Eni accrued a provision with respect to this proceeding even if the company considers to have demonstrated to have substantially complied with the applicable regulation. On October 11, 2010, the Authority for Electricity and Gas imposed (Sentence VIS 110/2010) a fine amounting to euro 350,000 of which: (i) euro 200,000 related to residential customers and (ii) euro 150,000 related to non-residential customers connected in low voltage. Eni paid the sanction and filed a claim before the Regional Administrative Court against the sentence in order to defence its rights and interests.
(iii)	Preliminary investigation of the Authority for Electricity and Gas on the billing of the tariff balance to final gas clients and periodicity of the billing. On May 25, 2010 the Authority for Electricity and Gas sentenced (Resolution VIS 36/2010) to commence a preliminary investigation against Eni in order to: (i) fine the Company for the alleged infringement of the Resolution 229/2001 (regulating the contractual conditions of gas sale to final clients through the network of local gas lines), Resolution 42/1999 (referred to the invoices transparency), Resolution 126/2004 (related to the code of commercial behavior for the gas sale) and the Integrated Text on the regulation of the quality of marketing services of electricity and gas (Resolution ARG/com 164/2008); and (ii) adoption of decisions aimed at break up behaviors prejudicial to clients rights. The Resolution that sentenced the commencement of the proceeding includes also a number of injunctions as well as requests for information and documents that Eni provided to the Authority. Eni filed a claim before the Regional Administrative Court of Lombardia against the Resolution VIS 36/2010.
On November 10, 2010 the Authority for Electricity and Gas communicated to Eni the conclusions of the preliminary investigation confirming the alleged violations and subsequently authorizing and the start of a proceeding. In the final hearing the Authority authorized the Company to fill a defensive memorandum and subsequently filed a claim before the Regional Administrative Court against the conclusion of the preliminary investigations. Eni accrued a risk provision with respect to this proceeding even if the company considers its motivations to be well grounded in the appeal proposed against the Authority for Electricity and Gas.

4. Court inquiries

(i)	EniPower. In June 2004, the Milan Public Prosecutor commenced inquiries into contracts awarded by Eni’s subsidiary EniPower and on supplies from other companies to EniPower. These inquiries were widely covered by the media. It emerged that illicit payments were made by EniPower suppliers to a manager of EniPower who was immediately dismissed. The Court presented EniPower (commissioning entity) and Snamprogetti (now Saipem SpA) (contractor of engineering and procurement services) with notices of process in accordance with existing laws regulating the administrative responsibility of companies (Legislative Decree No. 231/2001). In its meeting of August 10, 2004, Eni’s Board of Directors examined the aforementioned situation and Eni’s CEO approved the creation of a task force in charge of verifying the compliance with Group procedures regarding the terms and conditions for the signing of supply contracts by EniPower and Snamprogetti and the subsequent execution of works. The Board also advised divisions and departments of Eni to cooperate fully in every respect with the Court. From the inquiries performed, no default in the organization emerged, nor deficiency in internal control systems. External experts have performed inquiries with regard to certain specific aspects. In accordance with its transparency and firmness guidelines, Eni took the necessary steps in acting as plaintiff in the expected legal action in order to recover any damage that could have been caused to Eni by the illicit behavior of its suppliers and of their and Eni employees. In the meantime, preliminary investigations have found that both EniPower and Snamprogetti are not to be considered defendants in accordance with existing laws regulating the administrative responsibility of companies (Legislative Decree No. 231/2001). In August 2007, Eni was notified that the Public Prosecutor requested the dismissal of EniPower SpA and Snamprogetti SpA, while the proceeding continues against former employees of these companies and employees and managers of the suppliers under the provisions of Legislative Decree No. 231/2001. Eni SpA, EniPower and Snamprogetti presented themselves as plaintiffs in the preliminary hearing. In the

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preliminary hearing related to the main proceeding on April 27, 2009, the Judge for the Preliminary Hearings requested all the parties that have not requested the plea-bargain to stand in trial, excluding certain defendants as a result of the statute of limitations. During the hearing on March 2, 2010, the Court confirmed the admission as plaintiffs of Eni SpA, EniPower SpA and Saipem SpA against the inquired parts under the provisions of Legislative Decree No. 231/2001. Further companies involved were identified as defendants. The proceeding continues with the examination of the witnesses.
(ii)	Trading. An investigation is pending regarding two former Eni managers who were allegedly bribed by third parties in favor to the closing of certain transactions with two oil product trading companies. Within such investigation, on March 10, 2005, the Public Prosecutor of Rome notified Eni of two judicial measures for the seizure of documentation concerning Eni’s transactions with the said companies. Eni is acting as plaintiff in this proceeding. The Judge for the Preliminary Hearings rejected most of the dismissal requests issued by the Public Prosecutor. Basing on the decision of the Judge for the Preliminary Hearings, the Public Prosecutor of Rome notified Eni, as injured part, the summon against two former managers of the company charged of aggravated fraud related to the relevant patrimonial damage caused to the injured part through the abuse of working relations and activities. The first hearing, scheduled for January 27, 2010, was postponed to March 30, 2010.
In the hearing of March 30, 2010, Eni was admitted as plaintiff against all the defendants. Subsequently the legal defence of one of the former managers opted for the "non-conditioned" plea bargain. The Judge removed this position from the main proceeding postponing the related hearing to the same date of the principal one. In the hearing of June 23, 2010 related to the position of a former manager of Eni, the Public Prosecutor, made a request of acquittal coherently with the previous request of dismissal of that defendant. Eni legal defence asked the conviction of the defendant. After the debate, in the hearing of July 13, 2010, the Court acquitted that defendant. The Court would file the grounds of the judgment within the next 90 days. In the same date the main proceeding for the definition of the preliminary investigation requests was postponed to the hearing of February 9, 2011, and subsequently to May 24, 2011.
(iii)	TSKJ Consortium Investigations by US, Italian, and other Authorities. Snamprogetti Netherlands BV has a 25% participation in the TSKJ Consortium companies. The remaining participations are held in equal shares of 25% by KBR, Technip, and JGC. Beginning in 1994 the TSKJ Consortium was involved in the construction of natural gas liquefaction facilities at Bonny Island in Nigeria. Snamprogetti SpA, the holding company of Snamprogetti Netherlands BV, was a wholly owned subsidiary of Eni until February 2006, when an agreement was entered into for the sale of Snamprogetti to Saipem SpA and Snamprogetti was merged into Saipem as of October 1, 2008. Eni holds a 43% participation in Saipem. In connection with the sale of Snamprogetti to Saipem, Eni agreed to indemnify Saipem for a variety of matters, including potential losses and charges resulting from the investigations into the TSKJ matter referred to below, even in relation to Snamprogetti subsidiaries. The US Securities and Exchange Commission (SEC), the US Department of Justice (DoJ), and other authorities, including the Public Prosecutor’s office of Milan, have made investigations about alleged improper payments made by the TSKJ Consortium to certain Nigerian public officials.
The proceedings in the US: in 2010 a global transaction to settle the proceeding was defined with the US Authorities investigating the matter (the US DoJ and the US SEC) following long and complex discussions which commenced in 2009. Particularly, on July 2010, Snamprogetti Netherlands BV signed a deferred prosecution agreement with the DoJ whereby the department filed a deed which could lead to a criminal proceeding against Snamprogetti Netherlands BV for having violated certain rules of the FCPA if certain procedures are not met. Also the parties agreed upon a fine amounting to $240 million was accrued in a risk provision in the 2009 consolidated financial statements. Eni and Saipem assumed the role of guaranteeing the effective fulfillment of the obligations agreed upon by Snamprogetti Netherlands BV with the US Department of Justice, considering the contractual obligations assumed by Eni to indemnify Saipem as part of the divestment of Snamprogetti.
If Snamprogetti Netherlands BV fulfills the obligations set by the agreement, the Department will refrain from continuing the criminal proceeding once a two-year frame has elapsed (which can be increased up to three years). The relevant cash settlement occurred in July, 2010. In addition Snamprogetti Netherlands BV and the parent company Eni being an entity listed on the NYSE reached an agreement with the US SEC whereby the two Companies agreed to be subpoenaed and be judged having allegedly violated certain rules of the Security and Exchange Act of 1934 without pleading guilty. They both agreed to pay jointly and severally an amount of $125 million to the SEC in relation to the disgorgement of profit. The relevant cash settlement occurred in July as Eni actually paid the amount considering the contractual obligations assumed by Eni to indemnify Saipem as part of the divestment of Snamprogetti.
Eni, Saipem and Snamprogetti Netherlands BV have actively cooperated in the investigation conducted by the US Authorities and have also implemented significant improvements to their respective internal control systems, including procedures against corruption. The global transactions arranged with the US Authorities do not foresee imposition of any external independent monitoring on the internal control system which is a measure frequently imposed in cases such as this one. Eni and its subsidiaries are engaged in continuously improving and upgrading their internal control systems.
The proceedings in Nigeria: basing on the action commenced by the Nigerian Authorities, on December 10, 2010, Snamprogetti Netherlands BV agreed on a settlement with the Federal Government of Nigeria in order to resolve the investigation made on the activities of Snamprogetti Netherlands BV as member of the TSKJ Consortium. The Federal Government of Nigeria had previously commenced a legal action against the TSKJ Consortium and the four consortium companies, including Snamprogetti Netherlands BV. The company reached an agreement entailing the payment of a criminal fine amounting to $30 million and the reimbursement of $2.5 million for the legal expenditures of the Federal Government of Nigeria, thus concluding the legal proceeding. The Federal Government of Nigeria renounced to prosecute any criminal and civil action, in any jurisdiction, against Snamprogetti, the parent companies and the subsidiaries. In the agreement the Nigerian Authorities recognized that the alleged behavior ended on June 15, 2004.
The proceedings in Italy: beginning in 2004, the TSKJ matter has prompted investigations by the Public Prosecutor’s office of Milan against unknown persons. Since March 10, 2009, the Company has received requests of exhibition of documents from the Public Prosecutor’s office of Milan. The events under investigation cover the period since 1994 and also concern the period of time subsequent to the June 8, 2001, enactment

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of Italian Legislative Decree No. 231 concerning the liability of legal entities. A violation of Legislative Decree June 8, 2001, No. 231 can result in the confiscation of criminal profits in addition to administrative penalties. During the preliminary investigations, the preventive attachment of such profits and other precautionary measures are possible. On July 31, 2009, a decree issued by the Judge for Preliminary Investigation at the Court of Milan was served on Saipem SpA (as legal entity incorporating Snamprogetti SpA). The decree set for September 22, 2009, a hearing in Court in relation to a proceeding ex Legislative Decree No. 231 of June 8, 2001 whereby the Public Prosecutor of Milan is investigating Eni SpA and Saipem SpA for liability of legal entities arising from offences involving international corruption charged to two former managers of Snamprogetti SpA. The Public Prosecutor of Milan requested Eni SpA and Saipem SpA to be debarred from activities involving – directly or indirectly – any agreement with the Nigerian National Petroleum Corporation and its subsidiaries. The above mentioned hearing allowed Eni and Saipem to their own defenses before any decision was made on the requested disqualification. The events referred to the request of precautionary measures of the Public Prosecutor of Milan cover TSKJ Consortium practices during the period from 1995 to 2004. In this regard, the Public Prosecutor claims the inadequacy and violation of the organizational, management and control model adopted to prevent those offences charged to people subject to direction and supervision. At the time of the events under investigation, the Company had adopted a code of practice and internal procedures with reference to the best practices at the time. Subsequently, such code and internal procedures have been improved aiming at the continuous improvement of internal controls. Furthermore, on March 14, 2008, Eni approved a new Code of Ethics and a new Model 231 reaffirming that the belief that one is acting in favor or to the advantage of Eni can never, in any way, justify – not even in part – any behaviors that conflict with the principles and contents of the Code.
On November 17, 2009 the Judge for the Preliminary Investigation rejected the request of precautionary measures of disqualification filed by the Public Prosecutor of Milan against Eni and Saipem. The Public Prosecutor of Milan appealed the decision of the Judge for Preliminary Investigation.
On February 9, 2010, the Judge of Re-examination dismissed as unfounded the appeal of the Public Prosecutor. In February 19, 2010, the Public Prosecutor of Milan filed an appeal with the Third Instance Court, asking for the cancellation of the abovementioned decision of the Judge of Re-examination.
In the hearing of September 30, 2010 the Third Instance Court examined the appeal of the Public Prosecutor of Milan against the Judge of
Re-examination decision of rejection of precautionary measures of disqualification. In this hearing the above mentioned Court accepted the claim of the Public Prosecutor and cancelled the decision of the Judge of Re-examination. The Court decided that the request of precautionary measures be admissible according to Law Decree No. 231/2001 even in the case of international corruption.
On January 24, 2011, Eni was notified the schedule of the hearing before the Re-examination Court of Milan for the debate on the request of precautionary measures issued by the Public Prosecutor of Milan basing on the decision of September 30, 2010, of the Third Instance Court. On February 18, 2011, the Public Prosecutor of Milan, with respect to the guarantee payment amounting to euro 24,530,580, even in the interest of Saipem SpA, renounced to contest the decision of rejection of precautionary measures of disqualification for Eni SpA and Saipem SpA issued by the Judge for the Preliminary Hearings. In the hearing of February 22, 2011, the Re-examination Court, taking note of the abovementioned renounce, declared inadmissible the appeal of the Public Prosecutor of Milan and closed the proceeding related to the request of precautionary measures of disqualification for Eni SpA and Saipem SpA.
On November 3, 2010, the defence of Saipem was notified the conclusion of the investigations relating to the proceeding pending before the Court of Milan trough a deed by which the Court evidenced the alleged violations made by the five former Snamprogetti SpA (now Saipem SpA) and Saipem SpA being the parent company of Snamprogetti. The deed does not involve the Eni Group parent company Eni SpA. The charged crimes involve alleged corruptive events that have occurred in Nigeria after July 31, 2004. It is also stated the aggravating circumstance that Snamprogetti SpA reported a relevant profit (estimated at approximately $65 million). On December 3, 2010, the defence of Saipem was notified the opening of a proceeding with the first hearing scheduled for December 20, 2010. This first hearing that took place before the Judge for the Preliminary investigation of the Court of Milan was dedicated to the exposition of the motivations of the Public Prosecutor while the defenses exposed their point on January 12, 2011.
At the end of this hearing the Public Prosecutor requested to replicate to defence motivations. In the hearing of January 26, 2011, the Public Prosecutor requested five former workers of Snamprogetti SpA (now Saipem) and Saipem SpA (as legal entity incorporating Snamprogetti) to stand trial. The first hearing before the Court of Milan has been scheduled for April 5, 2011.
It must be noted that the Board of Directors of Eni and Saipem in 2009 and 2010, respectively approved new guidelines and anti-corruption policies regulating Eni and Saipem management of the business. The guidelines integrated anti-corruption policies of the Company, aligning them to the international best practices, optimizing the compliance system and granting the highest respect of Eni, Saipem and their workers of the Code of Ethics, 231 Model and national and international anti-corruption policies.
(iv)	Gas metering. On May 28, 2007, a seizure order (in respect to certain documentation) was served upon Eni and other Group companies as part of a proceeding brought by the Public Prosecutor at the Courts of Milan. The order was also served upon five top managers of the Group companies in addition to third party companies and their top managers. The investigation alleges behavior which breaches Italian criminal law, starting from 2003, regarding the use of instruments for measuring gas, the related payments of excise duties and the billing of clients as well as relations with the Supervisory Authorities. The allegation regards, inter alia, the offense contemplated by Legislative Decree of June 8, 2001, No. 231, which establishes the liability of the legal entity for crimes committed by its employee in the interests of such legal entity, or to its advantage. Accordingly, notice of the commencement of investigations was served upon Eni Group companies (Eni, Snam Rete Gas and Italgas) as well as third party companies.
On November 26, 2009, a notice of conclusion of the preliminary investigation was served to Eni’s Group companies whereby 12 Eni employees, also including former employees, are under investigation. The exceptions filed in the notice include: (i) violations pertaining to recognition and payment of the excise on natural gas amounting to euro 20.2 billion; (ii) violations or failure in submitting the annual statement of gas consumption

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and/or in the annual declarations to be filed with the Duty Authority or the Authority for Electricity and Gas; and (iii) a related obstacle which has been allegedly posed to the monitoring functions performed by the Authority for Electricity and Gas. On February 22, 2011, 12 Eni employees, also including former employees were notified the schedule of the preliminary hearing as part of the proceeding for which the notice of conclusion of the preliminary investigation was served on November 26, 2009. On February 23, 2010, Eni, Snam Rete Gas and Italgas received a notification requesting the collection of documents related to procedures of constitution, definition, update and implementation of Model 231 in the period from 2003 to 2008. On May 18, 2010, the Public Prosecutor of Milan requested the closing of the proceeding relating to a number of defendants, including a top manager for which the Public Prosecutor found no evidence supporting the indictment in an eventual proceeding. The request has been preceded by an act of removal of the archived judicial position from the main proceeding. As a result of a further dismissal of judicial position from the main proceeding, the Public Prosecutor of Milan notified to nine employees and former employees of Eni (in particular belonging to the Gas & Power Division) the conclusion of the investigation related to the crime under the provisions of Article No. 40 (violations pertaining to recognition and payment of the excise on mineral oils) of Legislative Decree No. 504 of October 26, 1995. The companies were not notified the ending of the investigation because it excludes any charge of involving the administrative responsibility regulated by the Legislative Decree 231 of 2001. The deed also disputed certain violations pertaining to subtraction of taxable amounts and missed payments of excise taxes on natural gas amounting to euro 0.47 billion and euro 1.3 billion, respectively.
The preliminary hearing that actually does not involve legal entities has been scheduled for May 12, 2011.
(v)	Agip KCO NV. In November 2007, the Public Prosecutor of Kazakhstan informed Agip KCO of the start of an inquiry for an alleged fraud in the award of a contract to the Overseas International Constructors GmbH in 2005. On April 2010, the above mentioned body has proposed an agreement on the matter that the counterparts are still evaluating. The Eni subsidiary is currently waiting for a measure form the judicial authority to dismiss the matter.
(vi)	Kazakhstan. On October 1, 2009, the Public Prosecutor of Milan requested a number of documents pursuant to Article 248 of the Penal Code. Through this decision, part of a criminal proceeding against unknown parties, Eni SpA was requested to transmit – in relation to the alleged international corruption, embezzling pillage, and other crimes – audit reports and other documentation related to anomalies and critical issues on the management of the Karachaganak plant and the Kashagan project. The crime of "international corruption" mentioned in the said request of transmission of documents is sanctioned, in addition to the Italian criminal code, by Legislative Decree June 8, 2001 No. 231 which establishes the administrative responsibility of companies for crimes committed by their employees on their behalf. Eni commenced the collection of the documentation in order to rapidly fulfill the requests of the Public Prosecutor. The company has deposited in different phases the documents collected. The Company continues to fully collaborate with the Public Prosecutor providing also further documentation when available. On November 29, 2010, the Tributary Police of Milan requested to interview certain Eni managers in the field of the evolution on the management of contract assigned to Agip KCO to NCC and OIC consortia. Subsequently the Tributary Police convened two managers in order to interview them about the investigation commenced by the Public Prosecutor of Milan.
(vii)	Algeria. On February 4, 2011, Eni received by the Public Prosecutor of Milan a notification requesting the collection of documents pursuant to Article 248 of the Penal Code. Through this decision, in relation to the crime of alleged international corruption, Eni SpA was requested to transmit: (i) the Saipem/Sonatrach contract signed on June 2009 related to the realization of the GK3 gas pipeline; (ii) the GALSI/Saipem/Technip contract signed in July 2009 related to the engineering of the ground section of the gas pipeline. The notification has been forwarded to Saipem Spa since this matter is in its area of responsibility. The crime of international corruption regards, interalia, the offense contemplated by Legislative Decree of June 8, 2001, No. 231. Eni commenced the collection of the documentation in order to rapidly fulfill the requests of the Public Prosecutor. The company has deposited in different phases the documents collected. The Company continues to fully collaborate with the Public Prosecutor providing also further documentation when available.

5. Tax Proceedings

Italy
Eni SpA

(i)	Dispute for the omitted payment of the municipal tax related to oil platforms located in territorial waters in the Adriatic Sea. With a formal assessment presented by the Municipality of Pineto (Teramo) in December 1999, Eni SpA has been accused of not having paid a municipal tax on real estate for the period from 1993 to 1998 on four oil platforms located in the Adriatic Sea which constitute municipal waters in front of the coast of Pineto. Eni was requested to pay a total of approximately euro 17 million including interest and a fine. Eni filed a claim against this request stating that the sea where the platforms are located is not part of the municipal territory and the tax application as requested by the Municipality lacked objective fundamentals. The claim has been accepted in the first two degrees of judgment at the Provincial and Regional Tax Commissions. However, the Court overturned both judgments, declaring that a Municipality can consider requesting a tax on real estate in the sea facing its territory and with the decision of February 2005 sent the proceeding to another section of the Regional Tax Commission in order to judge on the matters of the proceeding. This commission charged an independent consultant with assessing all the accounting/technical aspects of the matter. The independent consultant confirmed that Eni’s offshore installations lack any ground to be subject to the municipal tax that was claimed by the local Municipality. Those findings were accepted by the Regional Tax Commission with a ruling made on January 19, 2009, and filed on December 14, 2009. On January 25, 2011, the Municipality notified to Eni an appeal to the Third Instance Court for the cancellation of the above mentioned sentence. Also on December 28, 2005, also the Municipality of Pineto presented similar claims relating to the same Eni platforms for the years 1999 to 2004. The total amount requested was euro 24 million including interest and penalties. Eni filed a claim against this claim which was accepted

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by the First Degree Judge with a decision of December 4, 2007. Similar formal assessments related to Eni oil and gas offshore platforms were presented by the Municipalities of Falconara Marittima, Tortoreto, Pedaso, and also from 2009 the Gela Municipality. The total amounts of those claims were approximately euro 7.5 million. The company filed appeal against all those claims.

Eni SpA and Eni Adfin SpA

(ii)	Assessments for Padana Assicurazioni tax returns. In November and December 2010, the Italian Tax Authorities issued an assessment for Padana Assicurazioni tax returns for the year 2005 and a pre-assessment for years 2006 and 2007. The Tax Authorities have denied certain cost deductions and assessed a greater value for the going concern transferred to Eni Insurance Ltd in 2007. The total claim amounted to euro 148.5 million for taxes, penalties and interests. According to the guarantee issued in 2008, related to the sale of Padana Assicurazioni shares to Helvetia SV AG, this additional tax burden is to be charged to the seller companies: Eni SpA for 26.75% and its subsidiary Eni Adfin SpA for 73.25%. Based on those assessments, a risk provision has been accrued in the consolidated financial statements.

Outside Italy

(iii)	Claims concerning unpaid taxes and relevant payment of interest and penalties. In July 2004, relevant Kazakh Authorities informed Agip Karachaganak BV and Karachaganak Petroleum Operating BV, shareholder and operator of the Karachaganak contract, respectively, on the final outcome of 2000 to 2003 tax audits. Both companies counterclaimed against the assessment and a preliminary agreement was reached on November 18, 2004. Final assessments have now been issued by the Kazakh Authorities, and payment has been made. The final amount assessed and paid was $39 million net to Eni; this figure included taxes and interest. The companies continue to dispute the assessments and reserve the right to engage in International Arbitration proceedings with the Kazakh Authorities.
In October 2009, Kazakh Tax Authorities conducted a complex tax audit of Agip Karachaganak BV Branch and Karachaganak Petroleum Operating BV Branch, for the period 2004-2007. In December 2009, the tax authorities issued Tax Audit Act and relevant Notification for the year 2004 but so far nothing has been finalized for the later years. The 2004 audit resulted in an assessment of $21.6 million relating to CIT and WHT ($0.3 million). These amounts are disputed and appeals have been submitted to the Higher Level Tax Authority. In March and October 2010, Kazakh Tax Authorities started the complex tax audits respectively for the year 2008 and 2009. On December 23, 2010, Agip Karachaganak BV Branch and Karachaganak Petroleum Operating BV Branch received Tax Audit Acts for the year 2005. The taxes assessed as reflected in 2005 Tax Audit Acts equal to US$ 207.4 million including penalties and administrative fines relating to CIT (US$ 205.9 million) and Withholding Tax and other taxes (US$ 1.5 million). All taxes assessed and penalties as well as administrative fines are subject to further appeal process at higher tax authority level in compliance with deadlines established in the tax and administrative legislation.
There is also a dispute in relation to certain unresolved items of expenditure incurred by the operating company Karachaganak Petroleum Operating BV which has led to the Kazakh Authorities making certain claims against the company on the base of audits performed relating to prior years 2003-2006. In February 2011, Kazakh Authorities notified a claim also in relation to the 2007 cost recovery.
Parties are negotiating in order to settle the dispute.
(iv)	Tax proceeding Eni Angola Production BV. In the first months of 2009 the Ministry of the Finance of Angola, following a fiscal audit commenced at the end of 2007, filed a notice of tax assessment for fiscal years 2002 to 2007 in which it objected to the deductibility of amortization charges recognized on assets in progress related to the payment of the Petroleum Income Tax that was made by Eni Angola Production BV as co-operator of Cabinda concession. The company filed an appeal against this decision with the Provincial Court of Luanda for all the years of the claim. The Court of First Instance declared that it lacked competence in judging the matter. The judgment is still pending before the Supreme Court. Eni accrued a provision with respect to this proceeding.

Assets under concession arrangements
Eni operates under concession arrangements mainly in the Exploration & Production segment and in some activities of the Gas & Power segment and the Refining & Marketing segment. In the Exploration & Production segment contractual clauses governing mineral concessions, licenses and exploration permits regulate the access of Eni to hydrocarbon reserves. Such clauses can differ in each Country. In particular, mineral concessions, licenses and permits are granted by the legal owners and, generally, entered into with government entities, State oil companies and, in some legal contexts, private owners. As a compensation for mineral concessions, Eni pays royalties and taxes in accordance with local tax legislation. Eni sustains all the operation risks and costs related to the exploration and development activities and it is entitled to the productions realized. In Production Sharing Agreement and in buy-back contracts, realized productions are defined on the basis of contractual agreements drawn up with State oil companies which hold the concessions. Such contractual agreements regulate the recovery of costs incurred for the exploration, development and operating activities (Cost Oil) and give entitlement to the own portion of the realized productions (Profit Oil). With reference to natural gas storage in Italy, the activity is conducted on the basis of concessions with a duration that does not exceed twenty years and it is granted by the Ministry of Productive Activities to persons that are consistent with legislation requirements and that can demonstrate to be able to conduct a storage program that meets the public interest in accordance with the laws. In the Gas & Power segment the gas distribution activity is conducted on the basis of concessions granted by local public entities, pending the decrees for the determination of minimum limits of over-municipal areas. At the expiration date of the concession, compensation is paid, defined by using criteria of business appraisal, to the outgoing operator following the sale of its own gas distribution network. Service tariffs for distribution are defined on the basis of a method established by the Authority for Electricity and Gas. The law provides the grant of distribution service exclusively by tender, with a maximum length of 12 years. In the Refining & Marketing segment several service stations and other auxiliary assets of the distribution service are located in the motorway areas and they are granted by the motorway concession operators following a public tender for the sub-concession of the supplying of oil products distribution service and other auxiliary services. Such assets are amortized over

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the length of the concession (generally, 5 years for Italy). In exchange of the granting of the services described above, Eni provides to the motorway companies fixed and variable royalties on the basis of quantities sold. At the end of the concession period, all non-removable assets are transferred to the grantor of the concession.

Environmental regulations
Risks associated with the footprint of Eni’s activities on the environment, health and safety are described in "Financial Review", paragraph "Risk factors and uncertainties". In the future, Eni will sustain significant expenses in relation to compliance with environmental, health and safety laws and regulations and for reclaiming, safety and remediation works of areas previously used for industrial production and dismantled sites. In particular, regarding the environmental risk, management does not currently expect any material adverse effect upon Eni’s consolidated financial statements, taking account of ongoing remedial actions, existing insurance policies and the environmental risk provision accrued in the consolidated financial statements. However, management believes that it is possible that Eni may incur material losses and liabilities in future years in connection with environmental matters due to: (i) the possibility of as yet unknown contamination; (ii) the results of the ongoing surveys and the other possible effects of statements required by Decree No. 471/1999 of the Ministry for the Environment; (iii) new developments in environmental regulation; (iv) the effect of possible technological changes relating to future remediation; and (v) the possibility of litigation and the difficulty of determining Eni’s liability, if any, as against other potentially responsible parties with respect to such litigation and the possible insurance recoveries.

Emission trading
Legislative Decree No. 216 of April 4, 2006 implemented the Emission Trading Directive 2003/87/EC concerning greenhouse gas emissions and Directive 2004/101/EC concerning the use of carbon credits deriving from projects for the reduction of emissions based on the flexible mechanisms devised by the Kyoto Protocol. This European emission trading scheme has been in force since January 1, 2005, and on this matter, on November 27, 2008, the National Committee for Emissions Trading Scheme (Ministry for the Environment-Mse) published the Resolution 20/2008 defining emission permits for the 2008-2012 period. Eni was assigned permits corresponding to 126.4 million tonnes of carbon dioxide (of which, 25.8 in 2008, 25.8 in 2009, 25.3 in 2010, 25.0 in 2011, 24.5 in 2012) and in addition to approximately 2.0 million of permits expected to be assigned with respect to new plants in the five-year period 2008-2012. Emission quotas of new plants include only those physically assigned and recorded in the emissions registry. Emissions of carbon dioxide from Eni’s plants were lower than permits assigned in 2010. Against emissions of carbon dioxide amounted to approximately 25.5 millions tonnes, emission permits amounting to 25.9 million tonnes were assigned, determining a 0.4 million tonnes surplus. In addition to such surplus, a 0.3 million tonnes of permits (as increase in the availability of Eni) are to be included following the contract of Virtual Power Plan GDF Suez Energia Italia, primarily assigned to cover the emissions of the EniPower plants. For this reason, the total surplus amounted to about 0.7 million tonnes.

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Eni Annual Report / Notes to the Consolidated Financial Statements

35 Revenues

The following is a summary of the main components of "Revenues". For more information about changes in revenues, see "Financial Review".
Net sales from operations were as follows:

(euro million)	i	2008	ii	2009	i	2010	i
Net sales from operations	107,777	83,519	98,864
Change in contract work in progress	305	(292)	(341)
	108,082	83,227	98,523

Net sales from operations were net of the following items:

(euro million)	i	2008	ii	2009	i	2010	i
Excise taxes		13,142		12,122		11,785
Exchanges of oil sales (excluding excise taxes)		2,694		1,680		1,868
Services billed to joint venture partners		2,081		2,435		2,996
Sales to service station managers for sales billed to holders of credit cards		1,700		1,531		2,150
Exchanges of other products		83		55		79
		19,700		17,823		18,878

Net sales from operations of euro 98,864 million included revenues deriving from the construction and the development of the distribution network related to assets under concession agreements (euro 357 million).
Net sales from operations by business segment and geographic area of destination are presented in Note 41 – Information by business segment and geographic financial information.

Other income and revenues
Other income and revenues were as follows:

(euro million)	i	2008	ii	2009	i	2010	i
Gains from sale of assets		48		306		266
Lease and rental income		98		100		84
Compensation for damages		15		54		47
Contract penalties and other trade revenues		23		31		52
Gains on price adjustments under overlifting/underlifting transactions		180		148		50
Other proceeds (*)		364		479		457
		728		1,118		956
i	i	i
(*)	i	Each individual amount included herein does not exceed euro 50 million.

Gains from sale of assets of euro 266 million related for euro 241 million to the Exploration & Production segment.

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36 Operating expenses

The following is a summary of the main components of "Operating expenses". For more information about changes in operating expenses, see "Financial Review".

Purchase, services and other
Purchase, services and other included the following:

(euro million)	i	2008	ii	2009	i	2010	i
Production costs - raw, ancillary and consumable materials and goods	58,662	40,311	48,261
Production costs - services	13,355	13,520	15,400
Operating leases and other	2,558	2,567	3,066
Net provisions for contingencies	884	1,055	1,407
Other expenses	1,660	1,527	1,309
	77,119	58,980	69,443
less:
- capitalized direct costs associated with self-constructed assets - tangible assets	(680)	(576)	(243)
- capitalized direct costs associated with self-constructed assets - intangible assets	(89)	(53)	(65)
	76,350	58,351	69,135

Production costs-services included brokerage fees related to Engineering & Construction segment for euro 26 million (euro 155 million and euro 79 million in 2008 and 2009, respectively).
Costs incurred in connection with research and development activity recognized in profit and loss amounted to euro 221 million (euro 216 million and euro 207 million in 2008 and 2009, respectively) as they do not meet the requirements to be capitalized.
The item "Operating leases and other" included operating leases for euro 1,400 million (euro 957 million and euro 1,220 million in 2008 and 2009, respectively) and royalties on hydrocarbons extracted for euro 1,214 million (euro 871 million and euro 641 million in 2008 and 2009, respectively). Future minimum lease payments expected to be paid under non-cancelable operating leases were as follows:

(euro million)	i	2008	ii	2009	i	2010	i
To be paid within 1 year		618		886		1,023
Between 2 and 5 years		2,585		2,335		2,278
Beyond 5 years		1,084		1,034		752
		4,287		4,255		4,053

Operating leases primarily concerned assets for drilling activities, time charter and long-term rentals of vessels, lands, service stations and office buildings. Such leases did not include renewal options. There are no significant restrictions provided by these operating leases which limit the ability of Eni to pay dividends, use assets or to take on new borrowings.
Increases in provisions for contingencies net of reversal of unutilized provisions amounted to euro 1,407 million (euro 884 million and euro 1,055 million in 2008 and 2009, respectively) and mainly regarded environmental risks for euro 1,352 million (euro 360 million and euro 258 million in 2008 and 2009, respectively) as a result of the filing of the proposal to the Italian Ministry for the Environment for a global transaction on certain environmental issues. More information is included in Note 27 – Provisions for contingencies. Net reversal of provisions for legal proceedings amounted to euro 185 million (net provision of euro 55 million and euro 333 million in 2008 and 2009, respectively) as a result of a favorable outcome of an antitrust proceeding. More information is included in Note 27 – Provisions for contingencies.

Payroll and related costs
Payroll and related costs were as follows:

(euro million)	i	2008	ii	2009	i	2010	i
Wages and salaries	3,204	3,330	3,565
Social security contributions	694	706	714
Cost related to defined benefits plans and defined contributions plans	107	137	164
Other costs	282	342	600
	4,287	4,515	5,043
less:
- capitalized direct costs associated with self-constructed assets - tangible assets	(235)	(280)	(209)
- capitalized direct costs associated with self-constructed assets - intangible assets	(48)	(54)	(49)
	4,004	4,181	4,785

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Average number of employees
The average number and break-down of employees by category of Eni’s subsidiaries were as follows:

(euro million)	i	2008	ii	2009	i	2010	i
Senior managers		1,621		1,653		1,569
Junior managers		12,597		13,255		13,122
Employees		36,766		37,207		37,589
Workers		26,387		26,533		26,550
		77,371		78,648		78,830

The average number of employees was calculated as the average between the number of employees at the beginning and end of the period.
The average number of senior managers included managers employed and operating in foreign Countries, whose position is comparable to a senior manager status.

Stock-based compensation
Stock option
In 2009, Eni suspended the incentive plan based on the stock option assignment to managers of Eni and its subsidiaries as defined in Article 2359 of the Italian Civil Code.
The following is the information about the residual plans of past periods.
At December 31, 2010, 15,737,120 options were outstanding for the purchase of 15,737,120 Eni ordinary shares (nominal value euro 1 each).
The break-down of outstanding options was the following:

i	i	Rights outstanding as of Dec. 31, 2010	i	Weighted-average strike price of the rights outstanding as of Dec. 31, 2010 (euro)
Stock option plan 2003	213,400	13.743
Stock option plan 2004	671,600	16.576
Stock option plan 2005	3,281,500	22.514
Stock option plan 2006	2,307,935	23.121
Stock option plan 2007	2,431,560	27.451
Stock option plan 2008	6,831,125	22.540
	15,737,120

At December 31, 2010, the residual life of the plans at December 2003, 2004, 2005, 2006, 2007 and 2008 was 7 months, 1 years and 7 months, 2 years and 7 months, 1 years and 7 months, 2 years and 7 months and 3 years and 7 months, respectively.
The 2006-2008 stock option plan provides that options can be exercised after three years from the assignment (vesting period). The strike price is calculated as the arithmetic average of official prices registered on the Mercato Telematico Azionario operated by Borsa Italiana SpA in the month preceding the assignment.
In 2010, changes of stock option plans consisted of the carry-over of the previous plans. The following table summarizes these changes:

2008	2009	2010

Number of shares	Average strike price (euro)	Market price (a) (euro)	Number of shares	Average strike price (euro)	Market price (a) (euro)	Number of shares	Average strike price (euro)	Market price (a) (euro)
Rights outstanding as of January 1	17,699,625	23.822	25.120	23,557,425	23.540	16.556	19,482,330	23.576	17.811
New rights granted	7,415,000	22.540	22.538
Rights exercised in the period	(582,100)	17.054	24.328	(2,000)	13.743	16.207	(88,500)	14.941	16.048
Rights cancelled in the period	(975,100)	24.931	19.942	(4,073,095)	13.374	14.866	(3,656,710)	26.242	16.918
Rights outstanding as of December 31	23,557,425	23.540	16.556	19,482,330	23.576	17.811	15,737,120	23.005	16.398
of which exercisable at December 31	5,184,250	21.263	16.556	7,298,155	21.843	17.811	8,896,125	23.362	16.398

(a)	Market price relating to new rights granted, rights exercised in the period and rights cancelled in the period corresponds to the average market value (arithmetic average of official prices recorded on Mercato Telematico Azionario in the month preceding: (i) the date of the Board of Directors resolution regarding the stock option assignment; (ii) the date on which the emission/transfer of the shares granted were recorded in the grantee’s securities account; and (iii) the date of the unilateral termination of employment for rights cancelled), weighted with the number of shares. Market price of stock at the beginning and end of the year is the price recorded at December 31.

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The fair value of stock options granted during the years 2003, 2004 and 2005 was euro 1.50, euro 2.01 and euro 3.33 per share, respectively. For 2006, 2007 and 2008 the weighted average considering options granted was euro 2.89, euro 2.98 and euro 2.60 per share, respectively.
The fair value was determined by applying the following assumptions:

2003	2004	2005	2006	2007	2008
Risk-free interest rate (%)	3.2	3.2	2.5	4.0	4.7	4.9
Expected life (years)	8	8	8	6	6	6
Expected volatility (%)	22.0	19.0	21.0	16.8	16.3	19.2
Expected dividends (%)	5.4	4.5	4.0	5.3	4.9	6.1

Costs of the year related to stock option plans amounted to euro 12 million (euro 25 million and euro 12 million in 2008 and 2009, respectively).

Compensation of key management personnel
Compensation of persons responsible for key positions in planning, direction and control functions of Eni Group, including executive and non-executive officers, general managers and managers with strategic responsibility (key management personnel) in office at December 31 of each year amount to euro 25 million, euro 35 million and euro 33 million for 2008, 2009 and 2010, respectively, and consisted of the following:

(euro million)	i	2008	ii	2009	i	2010	i
Wages and salaries		17		20		20
Post-employment benefits		1		1		1
Other long-term benefits		3		10		10
Stock grant/option		4		4		2
		25		35		33

Compensation of Directors and Statutory Auditors
Compensation of Directors amounted to euro 6.4 million, euro 9.9 million and euro 9.7 million for 2008, 2009 and 2010, respectively. Compensation of Statutory Auditors amounted to euro 0.634 million, euro 0.475 million and euro 0.511 million in 2008, 2009 and 2010, respectively.
Compensation included emoluments and all other similar payments and social security compensations due for the function of directors or statutory auditor assumed by Eni SpA or other companies included in the scope of consolidation, representing a cost for Eni, even if not subjected to personal income tax.

Other operating income (loss)
Other operating income (loss) related to the recognition to the income statement of the effects related to the valuation at fair value of those derivatives on commodities which cannot be recognized according to the hedge accounting under IFRS as well as of the derivatives entered by the Gas & Power segment following the new pricing model (see Note 34 – Guarantees, commitments and risks – Risk factors, for further information) for an active managing of margins (income for euro 7 million). Net gain on commodity derivatives of euro 131 million (losses for euro 124 million and incomes for euro 55 million in 2008 and 2009, respectively) included euro 13 million related to the ineffective portion of the negative change in the fair value of cash flow hedging derivatives (time value component) entered into by the Exploration & Production segment and the Gas & Power segment (a gain of euro 7 million and euro 6 million in the 2008 and 2009, respectively).

Depreciation, depletion, amortization and impairments
Depreciation, depletion, amortization and impairments charges consisted of the following:

(euro million)	i	2008	ii	2009	i	2010	i
Depreciation, depletion and amortization:
- tangible assets	5,994	6,658	7,141
- intangible assets	2,436	2,110	1,744
	8,430	8,768	8,885
Impairments:
- tangible assets	1,343	990	257
- intangible assets	53	62	441
	1,396	1,052	698
less:
- reversal of impairments - tangible assets	(2)	(1)
- reversal of impairments - intangible assets	(1)
- capitalized direct costs associated with self-constructed assets - tangible assets	(6)	(4)	(2)
- capitalized direct costs associated with self-constructed assets - intangible assets	(2)	(2)	(2)
	9,815	9,813	9,579

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37 Finance income (expense)

Finance income (expense) consisted of the following:

(euro million)	i	2008	ii	2009	i	2010	i
Finance income (expense)
Finance income	7,985	5,950	6,117
Finance expense	(8,198)	(6,497)	(6,713)
	(213)	(547)	(596)
Gain (loss) on derivative financial instruments	(427)	(4)	(131)
	(640)	(551)	(727)

Net finance income (expense) consisted of the following:

(euro million)	i	2008	ii	2009	i	2010	i
Finance income (expense) related to net borrowings
Interest and other finance expense on ordinary bonds	(248)	(423)	(551)
Interest due to banks and other financial institutions	(745)	(330)	(215)
Interest from banks	87	33	18
Interest and other income on financing receivables and securities held for non-operating purposes	82	47	21
	(824)	(673)	(727)
Exchange differences
Positive exchange differences	7,339	5,572	5,897
Negative exchange differences	(7,133)	(5,678)	(5,805)
	206	(106)	92
Other finance income (expense)
Capitalized finance expense	236	223	187
Income from equity instruments	241	163
Interest and other income on financing receivables and securities held for operating purposes	62	39	73
Interest on tax credits	37	4	2
Finance expense due to passage of time (accretion discount) (a)	(249)	(218)	(251)
Other finance income	78	21	28
	405	232	39
	(213)	(547)	(596)

(a)	The item related to the increase in provisions for contingencies that are shown at present value in non-current liabilities.

The fair value gain (loss) on derivative financial instruments consisted of the following:

(euro million)	i	2008	ii	2009	i	2010	i
Derivatives on exchange rate	(300)	40	(111)
Derivatives on interest rate	(127)	(52)	(39)
Derivatives on commodities		8	19
	(427)	(4)	(131)

Net loss from derivatives of euro 131 million (a net loss of euro 427 million and euro 4 million in 2008 and 2009, respectively) was primarily due to the recognition in the profit and loss account of the change in the fair value of those derivatives which cannot be recognized according to the hedge accounting under IFRS as they were entered into for amounts equal to the net exposure to exchange rate risk and interest rate risk, and as such, they cannot be referred to specific trade or financing transactions. The lack of these formal requirements to qualify these derivatives as hedging instruments under IFRS also entailed the recognition in profit or loss of negative currency translation differences on assets and liabilities denominated in currencies other than functional currency, as this effect cannot be offset by changes in the fair value of the related instruments.

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38 Income (expense) from investments

Share of profit (loss) of equity-accounted investments
Share of profit (loss) of equity-accounted investments consisted of the following:

(euro million)	i	2008	ii	2009	i	2010	i
Share of profit of equity-accounted investments	761	693	717
Share of loss of equity-accounted investments	(105)	(241)	(149)
Decreases (increases) in the provision for losses on investments	(16)	(59)	(31)
	640	393	537

More information is provided in Note 17 – Investments.

Other gain (loss) from investments
Other gain (loss) from investments consisted of the following:

(euro million)	i	2008	ii	2009	i	2010	i
Dividends	510	164	264
Gains on disposals	218	16	332
Losses on disposals	(1)
Other income (expense), net	6	(4)	23
	733	176	619

Dividends of euro 264 million essentially related to Nigeria LNG Ltd (euro 188 million) and Saudi European Petrochemical Company "IBN ZAHR" (euro 41 million).
Gains on disposals for 2010 of euro 332 million essentially referred to the divestment of the 100% interest in Società Padana Energia SpA (euro 169 million), a 25% stake in GreenStream BV (euro 93 million) and the 100% interest in Distri RE SA (euro 47 million). Gains on disposals for 2009 of euro 16 million primarily referred to a price revision related to the sale done in 2008 of Gaztransport et Technigaz SAS (euro 10 million). Gains on disposals for 2008 of euro 218 million primarily related to the sale of Gaztransport et Technigaz SAS (euro 185 million), Agip España SA (euro 15 million) and Padana Assicurazioni SpA (euro 10 million).

39 Income tax expense

Income tax expense consisted of the following:

(euro million)	i	2008	ii	2009	i	2010	i
Current taxes:
- Italian subsidiaries	1,916	1,724	1,315
- foreign subsidiaries of the Exploration & Production segment	9,744	5,989	7,893
- foreign subsidiaries	426	483	521
	12,086	8,196	9,729
Net deferred taxes:
- Italian subsidiaries	(1,603)	(534)	(474)
- foreign subsidiaries of the Exploration & Production segment	(827)	(733)	(97)
- foreign subsidiaries	36	(173)	(1)
	(2,394)	(1,440)	(572)
	9,692	6,756	9,157

Current income taxes of euro 1,315 million were in respect of Ires and substitute tax (euro 1,077 million) and Irap (euro 224 million) for Italian subsidiaries and foreign taxes (euro 14 million).
The effective tax rate was 55.4% (50.3% and 56.0% in 2008 and 2009, respectively) compared with a statutory tax rate of 39.6% (38.2% and 40.1% in 2008 and 2009, respectively) and calculated by applying a 34.0%20 tax rate (Ires) to profit before income taxes and 3.9% tax rate (Irap) to the net value of production as provided for by Italian laws.

(20)	Includes a 5.5% supplemental tax rate on taxable profit of energy companies in Italy (whose primary activity is the production and marketing of hydrocarbons and electricity and with annual revenues in excess of euro 25 million) effective from January 1, 2008 and a further 1% increase effective from January 1, 2009, pursuant to the Law Decree No. 112/2008 (converted in to Law No. 133/2008).

Contents
Eni Annual Report / Notes to the Consolidated Financial Statements

The difference between the statutory and effective tax rate was due to the following factors:

(%)	i	2008	ii	2009	i	2010	i
Statutory tax rate	38.2	40.1	39.6
Items increasing (decreasing) statutory tax rate:
- higher foreign subsidiaries tax rate	15.2	13.3	15.0
- impact pursuant to Law Decree No. 112 of June 25, 2008, the Budget Law 2008 and enactment of a renewed tax framework in Libya	(3.8)	2.4
- permanent differences and other adjustments	0.7	0.2	0.8
	12.1	15.9	15.8
	50.3	56.0	55.4

The increase in the tax rate of foreign subsidiaries primarily related to a 16,1 percentage points increase in the Exploration & Production segment (17.1% and 16.1% in 2008 and 2009, respectively).
The impact pursuant to Law Decree No. 112/2008, the Budget Law 2008 and enactment of a renewed tax framework in Libya consisted of the following: in the 2009 (i) the equalization in Libya of the 2008 income taxes for euro 230 million following adjustments to the valorization criteria of revenues; (ii) a reduced deductibility in Italy of the cost of goods sold following the reduction in the gas volumes of inventories for euro 64 million; in the 2008 (iii) the utilization of deferred tax liabilities recognized on higher carrying amounts of year-end inventories of oil, gas and refined products stated at the weighted-average cost with respect to their tax base according to the last-in-first-out method (LIFO) (euro 528 million). In fact, pursuant to the Law Decree No. 112/2008 (become Law No. 133/2008), energy companies in Italy are required from 2008 to state inventories of hydrocarbons at the weighted-average cost for tax purposes as opposed to the previous LIFO evaluation and to recognize a one-off tax calculated by applying a special tax with a 16% rate on the difference between the two amounts. Accordingly, profit and loss benefited from the difference between utilization of deferred tax liabilities accrued on hydrocarbons inventories and the one-off tax (euro 229 million), for a total positive impact of euro 176 million, which consider previously applicable statutory tax rate (Ires) of 33% instead of 27.5% of the previous tax regime. This one-off tax will be paid in three annual installments of same amount, due from 2009 onwards; (iv) application of the Italian Budget Law for 2008 that provides an increase in limits whereby carrying amounts of assets and liabilities of consolidated subsidiaries can be recognized for tax purposes by paying a one-off tax calculated by applying a special rate of 6% (positive impact on profit and loss of euro 370 million; euro 290 million net of the special tax); (v) enactment of a renewed tax framework in Libya regarding oil companies operating in accordance with production sharing schemes. Based on the new provisions, the tax base of the Company’s Libyan oil properties has been reassessed resulting in the partial utilization of previously accrued tax liabilities of euro 173 million; and (vi) the impact of above mentioned Law Decree No. 112/2008 on energy companies calculated by applying statutory tax rate (Ires) of 33% instead of the previously applicable statutory tax rate (Ires) of 27.5% (euro 94 million).
In 2010, permanent differences and other adjustments for 0.8 percentage points included: (i) as increase, the supplemental Ires pursuant to the Law No. 7 of February 6, 2009 (1.5 percentage points) and, as decrease, an untaxed income related to a favorable outcome of an antitrust proceeding (0.6 percentage points). For further information see in Note 27 – Provisions for contingencies. In 2009 permanent differences and other adjustments for 0.2 percentage points included: (ii) as increase, a charge amounting to euro 250 million related to the estimation of a fine for the TSKJ matter to the US Authorities (for further information see Note 34 – Guarantees, commitments and risks); (iii) as decrease, deferred tax assets accounted following an adjustment of the fiscal value to the carrying amount of oil&gas properties related to a reorganization of the Italian activities by paying a special tax and the partial deductibility of Irap of income taxes of previous years (euro 222 million).

40 Earnings per share

Basic earnings per ordinary share are calculated by dividing net profit for the year attributable to Eni’s shareholders by the weighted average number of ordinary shares issued and outstanding during the year, excluding treasury shares.
The average number of ordinary shares used for the calculation of the basic earnings per share outstanding at December 31, 2008, 2009 and 2010, was 3,638,835,896, 3,622,405,852 and 3,622,454,738 respectively.
Diluted earnings per share is calculated by dividing net profit for the year attributable to Eni’s shareholders by the weighted average number of shares fully-diluted which includes issued and outstanding shares during the year, excluding treasury shares and including the number of shares that could be issued potentially in connection with stock-based compensation plans. At December 31, 2008, 2009 and 2010 the number of shares that could be issued potentially are related to stock options plans.

Contents
Eni Annual Report / Notes to the Consolidated Financial Statements

The average number of shares fully diluted used in the calculation of diluted earnings was 3,638,854,276, 3,622,438,937 and 3,622,469,713 for the years ending December 31, 2008, 2009 and 2010, respectively.
Reconciliation of the average number of shares used for the calculation for both basic and diluted earning per share was as follows:

i	2008	ii	2009	i	2010	i
Average number of shares used for the calculation of the basic earnings per share		3,638,835,896	3,622,405,852	3,622,454,738
Number of potential shares following stock options plans		18,380	33,085	14,975
Average number of shares used for the calculation of the diluted earnings per share		3,638,854,276	3,622,438,937	3,622,469,713
Eni’s net profit	(euro million)	8,825	4,367	6,318
Basic earning per share	(euro per share)	2.43	1.21	1.74
Diluted earning per share	(euro per share)	2.43	1.21	1.74

41 Information by industry segment and geographic financial information

Information by industry segment

(euro million)	Exploration & Production	Gas & Power	Refining & Marketing	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Intra-group profits	Total
2008
Net sales from operations (a)	33,042	37,062	45,017	6,303	9,176	185	1,331	75
Less: intersegment sales	(18,917)	(873)	(1,496)	(398)	(1,219)	(29)	(1,177)
Net sales to customers	14,125	36,189	43,521	5,905	7,957	156	154	75	108,082
Operating profit	16,239	4,030	(988)	(845)	1,045	(466)	(623)	125	18,517
Provisions for contingencies	154	238	190	2	36	219	45		884
Depreciation, amortization and impairments	7,488	798	729	395	335	8	76	(14)	9,815
Share of profit (loss) of equity-accounted investments	173	413	16	(9)	43	4			640
Identifiable assets (b)	40,815	33,151	11,081	2,629	10,630	362	789	(641)	98,816
Unallocated assets									17,857
Equity-accounted investments	1,787	2,249	1,227	25	130	53			5,471
Identifiable liabilities (c)	10,481	11,802	4,481	664	6,177	1,846	1,572	(75)	36,948
Unallocated liabilities									31,215
Capital expenditures	9,281	2,058	965	212	2,027	52	95	(128)	14,562
2009
Net sales from operations (a)	23,801	30,447	31,769	4,203	9,664	88	1,280	(66)
Less: intersegment sales	(13,630)	(635)	(965)	(238)	(1,315)	(24)	(1,152)
Net sales to customers	10,171	29,812	30,804	3,965	8,349	64	128	(66)	83,227
Operating profit	9,120	3,687	(102)	(675)	881	(436)	(420)		12,055
Provisions for contingencies	(2)	277	154	1	311	172	142		1,055
Depreciation, amortization and impairments	7,365	981	754	204	435	8	83	(17)	9,813
Share of profit (loss) of equity-accounted investments	142	310	(70)		50	(39)			393
Identifiable assets (b)	42,729	32,135	12,244	2,583	11,611	355	1,031	(553)	102,135
Unallocated assets									15,394
Equity-accounted investments	1,989	2,044	1,494	37	213	51			5,828
Identifiable liabilities (c)	10,918	9,161	4,684	742	5,967	1,868	1,461	(8)	34,793
Unallocated liabilities									32,685
Capital expenditures	9,486	1,686	635	145	1,630	44	57	12	13,695

(a)	Before elimination of intersegment sales.
(b)	Includes assets directly associated with the generation of operating profit.
(c)	Includes liabilities directly associated with the generation of operating profit.

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Eni Annual Report / Notes to the Consolidated Financial Statements

Information by industry segment

(euro million)	Exploration & Production	Gas & Power	Refining & Marketing	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Intra-Group profits	Total
2010
Net sales from operations (a)	29,497	29,576	43,190	6,141	10,581	105	1,386	100
Less: intersegment sales	(16,550)	(833)	(1,345)	(243)	(1,802)	(25)	(1,255)
Net sales to customers	12,947	28,743	41,845	5,898	8,779	80	131	100	98,523
Operating profit	13,866	2,896	149	(86)	1,302	(1,384)	(361)	(271)	16,111
Provisions for contingencies	33	(58)	199	2	35	1,146	50		1,407
Depreciation, amortization and impairments	7,051	1,399	409	135	516	10	79	(20)	9,579
Share of profit (loss) of equity-accounted investments	92	388	68	1		(2)	(10)		537
Identifiable assets (b)	49,573	34,943	14,356	3,076	12,715	362	754	(917)	114,862
Unallocated assets									16,998
Equity-accounted investments	1,974	2,370	1,058	30	174	54	8		5,668
Identifiable liabilities (c)	12,330	10,048	6,197	874	5,760	2,898	1,307	(101)	39,313
Unallocated liabilities									36,819
Capital expenditures	9,690	1,685	711	251	1,552	22	109	(150)	13,870

(a)	Before elimination of intersegment sales.
(b)	Includes assets directly associated with the generation of operating profit.
(c)	Includes liabilities directly associated with the generation of operating profit.

Starting from 2010, environmental provisions incurred by Eni SpA following the effect of inter-company guarantees given on behalf of Syndial SpA are reported in the segment information within "Other activities". Prior periods information has been restated accordingly.
Intersegment revenues are conducted on an arm’s length basis.

Geographic financial information
Identifiable assets and investments by geographic area of origin

(euro million)	Italy	Other European Union	Rest of Europe	Americas	Asia	Africa	Other areas	Total
2008
Identifiable assets (a)	40,432	15,071	3,561	6,224	10,563	22,044	921	98,816
Capital expenditures	3,674	1,660	582	1,240	1,777	5,153	476	14,562
2009
Identifiable assets (a)	40,861	15,571	3,520	6,337	11,187	23,397	1,262	102,135
Capital expenditures	3,198	1,454	574	1,207	2,033	4,645	584	13,695
2010
Identifiable assets (a)	45,342	16,322	5,091	6,837	12,459	27,322	1,489	114,862
Capital expenditures	3,044	1,710	724	1,156	1,941	5,083	212	13,870

(a)	Includes assets directly related to the generation of operating profit.

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Eni Annual Report / Notes to the Consolidated Financial Statements

Sales from operations by geographic area of destination

(euro million)	i	2008	ii	2009	i	2010	i
Italy		42,843		27,950		47,802
Other European Union		29,341		24,331		21,125
Rest of Europe		7,125		5,213		4,172
Americas		7,218		7,080		6,282
Asia		8,916		8,208		5,785
Africa		12,331		10,174		13,068
Other areas		308		271		289
		108,082		83,227		98,523

42 Transactions with related parties

In the ordinary course of its business Eni enters into transactions regarding:

a)	the exchange of goods, provision of services and financing with joint ventures, associates and non-consolidated subsidiaries;
b)	the exchange of goods and provision of services with entities directly and indirectly owned or controlled by the Government;
c)	transactions with Gruppo Cosmi related to Eni through a member of the Board of Directors related to certain acquisition of engineering, construction and maintenance services. Relevant transactions, which were executed on an arm’s length basis, consisted of costs amounting to approximately euro 13 million, euro 21 million and euro 23 million in 2008, 2009 and 2010, respectively. At December 31, 2010, receivables for euro 1 million and payables for euro 8 million were outstanding (euro 4 million and euro 9 million at December 31, 2009, respectively);
d)	contributions to entities, controlled by Eni with the aim to develop solidarity, culture and research initiatives. In particular these related to: (i) Eni Foundation established by Eni as a non-profit entity with the aim of pursuing exclusively solidarity initiatives in the fields of social assistance, health, education, culture and environment as well as research and development. In 2010, transactions with Eni Foundation were not material; (ii) Enrico Mattei Foundation established by Eni with the aim of enhancing, through studies, research and training initiatives, knowledge in the fields of economics, energy and environment, both at the national and international level. Transactions with Enrico Mattei Foundation were not material.

Transactions with related parties were conducted in the interest of Eni companies and, with exception of those with entities with the aim to develop solidarity, culture and research initiatives, on an arm’s length basis.

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Eni Annual Report / Notes to the Consolidated Financial Statements

Trade and other transactions with joint ventures, associates and non-consolidated subsidiaries as well as with entities directly and indirectly owned or controlled by the Government in the 2008, 2009 and 2010, respectively, consisted of the following:

(euro million)	Dec. 31, 2008	2008

Costs	Revenues

Name	Receivables and other assets	Payables and other liabilities	Guarantees	Goods	Services	Other	Goods	Services	Other	Other operating (expense) income
Joint ventures and associates
Agiba Petroleum Co		11			60
Altergaz SA	30						135
ASG Scarl	2	25	49		57
Bayernoil Raffineriegesellschaft mbH	3	4	1	6	62		4
Bernhard Rosa Inh. Ingeborg Plöchinger GmbH	5						98
Blue Stream Pipeline Co BV	23	17			171			1
Bronberger & Kessler und Gilg & Schweiger GmbH	12						175
CEPAV (Consorzio Eni per l'Alta Velocità) Uno	95	37	6,001		17	3		397
CEPAV (Consorzio Eni per l'Alta Velocità) Due	4	1	64		1			1
Eni Oil Co Ltd	9	28			660			6
Fox Energy SpA	37			2			329	1
FPSO Mystras - Produção de Petròleo Lda				94		10
Gasversorgung Süddeutschland GmbH	64						337	18
Gruppo Distribuzione Petroli Srl	20						111
InAgip doo	24	45			116		3	35
Karachaganak Petroleum Operating BV	72	207		874	380	25		12
Mellitah Oil & Gas BV	10	121			329		2	4
Petrobel Belayim Petroleum Co		77			181
Raffineria di Milazzo ScpA	11	4			276		135	3
Saipon Snc	4		58					12
Super Octanos CA		24		286
Supermetanol CA		5		90
Trans Austria Gasleitung GmbH	8	78		60	153			64
Transitgas AG		5			1	64
Unión Fenosa Gas SA	1	25	62	25			257	1
Other (*)	231	115	18	36	319	46	71	129	8
	665	829	6,253	1,473	2,783	148	1,657	684	8
Unconsolidated entities controlled by Eni
Agip Kazakhstan North Caspian Operating Co NV	144	166			720	11	1	367	10
Eni BTC Ltd			146
Other (*)	22	18	4	2	20	2	4	6	4
	166	184	150	2	740	13	5	373	14
	831	1,013	6,403	1,475	3,523	161	1,662	1,057	22
Entities owned or controlled by the Government
Gruppo Alitalia	4						417	2
Gruppo Enel	153	12		13	223		941	380
Gruppo Ferrovie dello Stato	19	7			27	1	57
GSE - Gestore Servizi Elettrici	92	63		315		79	347	16	6	58
Terna SpA	33	35		14	128		12	83	10
Other (*)	28	72		33	88	5	72	2	1
	329	189		375	466	85	1,846	483	17	58
	1,160	1,202	6,403	1,850	3,989	246	3,508	1,540	39	58

(*)	Each individual amount included herein does not exceed euro 50 million.

Contents
Eni Annual Report / Notes to the Consolidated Financial Statements

(euro million)	Dec. 31, 2009	2009

Costs	Revenues

Name	Receivables and other assets	Payables and other liabilities	Guarantees	Goods	Services	Other	Goods	Services	Other	Other operating (expense) income
Joint ventures and associates
Agiba Petroleum Co		5			64
Altergaz SA	50						142
ASG Scarl		10	54		25
Azienda Energia e Servizi Torino SpA	1	30			62			1
Bayernoil Raffineriegesellschaft mbH		31	1	15	77		2
Blue Stream Pipeline Co BV	17	15	34		163
Bronberger & Kessler und Gilg & Schweiger GmbH	16						95
CEPAV (Consorzio Eni per l'Alta Velocità) Uno	38	12	6,037		5			84
CEPAV (Consorzio Eni per l'Alta Velocità) Due	6	1	76		1			2
Fox Energy SpA	44			1			241
Gasversorgung Süddeutschland GmbH	17						196	8
Gruppo Distribuzione Petroli Srl	15						71
InAgip doo	44	23			86			71
Karachaganak Petroleum Operating BV	61	196		588	344	27	9	10
Kwanda Suporto Logistico Lda	72							20
Mellitah Oil & Gas BV	30	190			306		2	31
Petrobel Belayim Petroleum Co	4	12			205			4	2
Raffineria di Milazzo ScpA	14	8			242		98	5
Saipon Snc	8	2	61					45
Super Octanos CA		24		133
Trans Austria Gasleitung GmbH	4	71		36	157			40
Transitgas AG					1	61
Unión Fenosa Gas SA	8		62	12			53		1
Other (*)	143	58	15	62	188	41	117	125	10
	592	688	6,340	847	1,926	129	1,026	446	13
Unconsolidated entities controlled by Eni
Agip Kazakhstan North Caspian Operating Co NV	194	224		1	914	7	15	466	7
Eni BTC Ltd			141					1
Other (*)	29	23	4	1	52	4	14	6	1
	223	247	145	2	966	11	29	473	8
	815	935	6,485	849	2,892	140	1,055	919	21
Entities owned or controlled by the Government
Gruppo Enel	96	32		9	286	77	342	428	1
Gruppo Finmeccanica	33	37		16	56		21	7
GSE - Gestore Servizi Elettrici	83	74		373		79	342	15		19
Terna SpA	7	37		52	52	19	7	86	4	25
Other (*)	78	71		1	71	6	62	16
	297	251		451	465	181	774	552	5	44
	1,112	1,186	6,485	1,300	3,357	321	1,829	1,471	26	44

(*)	Each individual amount included herein does not exceed euro 50 million.

Contents
Eni Annual Report / Notes to the Consolidated Financial Statements

(euro million)	Dec. 31, 2010	2010

Costs	Revenues

Name	Receivables and other assets	Payables and other liabilities	Guarantees	Goods	Services	Other	Goods	Services	Other	Other operating (expense) income
Joint ventures and associates
ACAM Clienti SpA	14	2		1	5		56
Agiba Petroleum Co	2	5			95
Altergaz SA							262
Azienda Energia e Servizi Torino SpA	1	65			78			1
Bayernoil Raffineriegesellschaft mbH		32	1	19	51		2
Bernhard Rosa Inh. Ingeborg Plöchinger GmbH	7						50
Blue Stream Pipeline Co BV	13	14	37		152			2
Bronberger & Kessler und Gilg & Schweiger GmbH	20						121
CEPAV (Consorzio Eni per l’Alta Velocità) Uno	28	12	6,054		5			37
CEPAV (Consorzio Eni per l’Alta Velocità) Due	6	3	76		3			6
Gasversorgung Süddeutschland GmbH	3						62
GreenStream BV	4	13			95		1	2
Karachaganak Petroleum Operating BV	39	253		821	346	28	8	7
Kwanda Suporto Logistico Lda	51	1						17
Mellitah Oil & Gas BV	30	137			225			33
Petrobel Belayim Petroleum Co	8	34			714			3	2
Raffineria di Milazzo ScpA	21	20			266		157	7	1
Saipon Snc	2		53					29
Super Octanos CA		23		58			2
Supermetanol CA		13		57					1
Trans Austria Gasleitung GmbH	8	69		32	149		1	37
Transitgas AG		8			70
Unión Fenosa Gas SA	11		58				60		1
Other (*)	138	51	11	27	232	50	35	91	12
	406	755	6,290	1,015	2,486	78	817	272	17
Unconsolidated entities controlled by Eni
Agip Kazakhstan North Caspian Operating Co NV	177	285		2	894	5		917	7
Eni BTC Ltd			152
Other (*)	22	22	3	4	48	2	5	23	4
	199	307	155	6	942	7	5	940	11
	605	1,062	6,445	1,021	3,428	85	822	1,212	28
Entities owned or controlled by the Government
Gruppo Enel	83	44		20	318	1	128	471
Gruppo Finmeccanica	44	44		50	37		22	9
GSE - Gestore Servizi Elettrici	94	104		466		81	462	16		3
Terna SpA	35	41		115	71	31	55	28	9	38
Other (*)	62	44			74	4	44	5	21
	318	277		651	500	117	711	529	30	41
	923	1,339	6,445	1,672	3,928	202	1,533	1,741	58	41

(*)	Each individual amount included herein does not exceed euro 50 million.

Most significant transactions with joint ventures, associates and non-consolidated subsidiaries concerned:

-	sale of natural gas to ACAM Clienti SpA, Altergaz SA and Gasversorgung Süddeutschland GmbH;
-	provisions of specialized services in upstream activities and Eni’s share of expenses incurred to develop oil fields from Agiba Petroleum Co, Agip Kazakhstan North Caspian Operating Co NV, Karachaganak Petroleum Operating BV, Mellitah Oil & Gas BV, Petrobel Belayim Petroleum Co and, only for Karachaganak Petroleum Operating BV, purchase of oil products and to Agip Kazakhstan North Caspian Operating Co NV, provisions of services by the Engineering & Construction segment; services charged to Eni’s associates are invoiced on the basis of incurred costs;
-	gas transportation and distribution services in behalf of Azienda Energia e Servizi Torino SpA;

Contents
Eni Annual Report / Notes to the Consolidated Financial Statements

-	payments of refining services to Bayernoil Raffineriegesellschaft mbH and Raffineria di Milazzo ScpA in relation to incurred costs;
-	supply of oil products to Bernhard Rosa Inh. Ingeborg Plöchinger GmbH, Bronberger & Kessler und Gilg & Schweiger GmbH and Raffineria di Milazzo ScpA on the basis of prices referred to the quotations on international markets of the main oil products, as they would be conducted on an arm’s length basis;
-	acquisition of natural gas transport services outside Italy from Blue Stream Pipeline Co BV, GreenStream BV, Trans Austria Gasleitung GmbH and Transitgas AG, the issuing of guarantees on behalf of Blue Stream Pipeline Co BV and charges of fuel gas used as drive gas, to Trans Austria Gasleitung GmbH;
-	transactions related to the planning and the construction of the tracks for high speed/high capacity trains from Milan to Bologna with CEPAV (Consorzio Eni per l’Alta Velocità) Uno and related guarantees;
-	guarantees issued on behalf of CEPAV (Consorzio Eni per l’Alta Velocità) Due and Saipon Snc in relation to contractual commitments related to the execution of project planning and realization;
-	planning, construction and technical assistance to support by Kwanda Suporto Logistico Lda;
-	acquisition of petrochemical products from Super Octanos CA and Supermetanol CA on the basis of prices referred to the quotations on international markets of the main products;
-	performance guarantees given on behalf of Unión Fenosa Gas SA in relation to contractual commitments related to the results of operations and sales of LNG;
-	guarantees issued in relation to the construction of an oil pipeline on behalf of Eni BTC Ltd.

Most significant transactions with entities owned or controlled by the Government concerned:

-	sale and transportation service of natural gas, the sale of fuel oil and the sale and purchase of electricity and the acquisition of electricity transmission service with Gruppo Enel;
-	a long-term contract for the maintenance of new combined cycle power plants with Gruppo Finmeccanica;
-	sale and purchase of electricity, green certificates and the fair value of derivative financial instruments included in prices of electricity related to sale/purchase transactions with GSE - Gestore Servizi Elettrici;
-	sale and purchase of electricity, the acquisition of domestic electricity transmission service and the fair value of derivative financial instruments included in prices of electricity related to sale/purchase transactions with Terna SpA.

Financing transactions with joint ventures, associates and non-consolidated subsidiaries as well as with entities directly and indirectly owned or controlled by the Government in the 2008, 2009 and 2010, respectively, consisted of the following:

(euro million)	Dec. 31, 2008	2008

Name	Receivables	Payables	Guarantees	Charges	Gains
Joint ventures and associates
Bayernoil Raffineriegesellschaft mbH	131
Blue Stream Pipeline Co BV			752		14
PetroSucre SA	153
Raffineria di Milazzo ScpA			70
Trans Austria Gasleitung GmbH	186				7
Transmediterranean Pipeline Co Ltd	103				6
Other (*)	123	124	27	16	9
	696	124	849	16	36
Unconsolidated entities controlled by Eni
Other (*)	115	38	1	1	6
	115	38	1	1	6
	811	162	850	17	42

(*)	Each individual amount included herein does not exceed euro 50 million.

Contents
Eni Annual Report / Notes to the Consolidated Financial Statements

(euro million)	Dec. 31, 2009	2009

Name	Receivables	Payables	Guarantees	Charges	Gains
Joint ventures and associates
Artic Russia BV	70	1	170		1
Bayernoil Raffineriegesellschaft mbH	133
Blue Stream Pipeline Co BV			692		12
Raffineria di Milazzo ScpA			85
Trans Austria Gasleitung GmbH	171				5
Transmediterranean Pipeline Co Ltd	149				3
Other (*)	125	112	24	2	3
	648	113	971	2	24
Unconsolidated entities controlled by Eni
Other (*)	78	34	1	2	3
	78	34	1	2	3
	726	147	972	4	27

(*)	Each individual amount included herein does not exceed euro 50 million.

(euro million)	Dec. 31, 2010	2010

Name	Receivables	Payables	Guarantees	Charges	Gains
Joint ventures and associates
Artic Russia BV	104	3		1
Bayernoil Raffineriegesellschaft mbH	119
Blue Stream Pipeline Co BV		8	648	9
GreenStream BV	459	2		19
Raffineria di Milazzo ScpA			120
Trans Austria Gasleitung GmbH	144			6
Transmediterranean Pipeline Co Ltd	141			5
Other (*)	105	75	24
	1,072	88	792	40
Unconsolidated entities controlled by Eni
Other (*)	53	39	1	1
	53	39	1	1
	1,125	127	793	41

(*)	Each individual amount included herein does not exceed euro 50 million.

Most significant transactions with joint ventures, associates and non-consolidated subsidiaries concerned:

-	bank debt guarantee issued on behalf Blue Stream Pipeline Co BV and Raffineria di Milazzo ScpA;
-	financing loans and cash deposit at Eni’s financial companies on behalf of Artic Russia BV and a loan to Bayernoil Raffineriegesellschaft mbH for expenditures in refining plants;
-	the financing of the Austrian section of the gasline from the Russian Federation to Italy and the construction of natural gas transmission facilities and transport services with Trans Austria Gasleitung GmbH, GreenStream BV and Transmediterranean Pipeline Co Ltd, respectively.

Contents
Eni Annual Report / Notes to the Consolidated Financial Statements

Impact of transactions and positions with related parties on the balance sheet, profit and loss account and statement of cash flows
The impact of transactions and positions with related parties on the balance sheet, profit and loss account and statement of cash flows consisted of the following:

Dec. 31, 2008	Dec. 31, 2009	Dec. 31, 2010

(euro million)	i	Total	i	Related parties	i	Impact %	i	Total	i	Related parties	i	Impact %	i	Total	i	Related parties	i	Impact %
Trade and other receivables	22,222	1,539	6.93	20,348	1,355	6.66	23,636	1,356	5.74
Other current assets	1,870	59	3.16	1,307	9	0.69	1,350	9	0.67
Other non-current financial assets	1,134	356	31.39	1,148	438	38.15	1,523	668	43.86
Other non-current assets	1,881	21	1.12	1,938	40	2.06	3,355	16	0.48
Current financial liabilities	6,359	153	2.41	3,545	147	4.15	6,515	127	1.95
Trade and other payables	20,515	1,253	6.11	19,174	1,241	6.47	22,575	1,297	5.75
Other liabilities	3,863	4	0.10	1,856	5	0.27	1,620	5	0.31
Long-term debt and current portion of long-term debt	14,478	9	0.06	21,255			21,268
Other non-current liabilities	3,102	53	1.71	2,480	49	1.98	2,194	45	2.05

The impact of transactions with related parties on the profit and loss account consisted of the following:

2008	2009	2010

(euro million)	i	Total	i	Related parties	i	Impact %	i	Total	i	Related parties	i	Impact %	i	Total	i	Related parties	i	Impact %
Net sales from operations	108,082	5,048	4.67	83,227	3,300	3.97	98,523	3,274	3.32
Other income and revenues	728	39	5.36	1,118	26	2.33	956	58	6.07
Purchases, services and other	76,350	6,298	8.25	58,351	4,999	8.57	69,135	5,825	8.43
Other operating income (expense)	(124)	58	..	55	44	80.00	131	41	31.30
Financial income	7,985	42	0.53	5,950	27	0.45	6,117	41	0.67
Financial expense	(8,198)	(17)	0.21	(6,497)	(4)	0.06	(6,713)

Transactions with related parties concerned the ordinary course of Eni’s business and were mainly conducted at an arm’s length basis.
Main cash flows with related parties were as follows:

(euro million)	i	2008	ii	2009	i	2010	i
Revenues and other income	5,087	3,326	3,332
Costs and other expenses	(6,298)	(4,999)	(5,825)
Other operating income (loss)	58	44	41
Net change in trade and other receivables and liabilities	351	34	182
Dividends and net interests	740	407	521
Net cash provided from operating activities	(62)	(1,188)	(1,749)
Capital expenditures in tangible and intangible assets	(2,022)	(1,364)	(1,764)
Change in accounts payable in relation to investments	27	19	10
Change in financial receivables	397	83	128
Net cash used in investing activities	(1,598)	(1,262)	(1,626)
Change in financial liabilities	14	(14)	(23)
Net cash used in financing activities	14	(14)	(23)
Total financial flows to related parties	(1,646)	(2,464)	(3,398)

Contents
Eni Annual Report / Notes to the Consolidated Financial Statements

The impact of cash flows with related parties consisted of the following:

2008	2009	2010

(euro million)	i	Total	i	Related parties	i	Impact %	i	Total	i	Related parties	i	Impact %	i	Total	i	Related parties	i	Impact %
Cash provided from operating activities	21,801	(62)	..	11,136	(1,188)	..	14,694	(1,749)	..
Cash used in investing activities	(16,958)	(1,598)	9.42	(10,254)	(1,262)	12.31	(12,965)	(1,626)	12.54
Cash used in financing activities	(5,025)	14	..	(1,183)	(14)	1.18	(1,827)	(23)	1.26

43 Significant non-recurring events and operations

Non-recurring charge (income) consisted of the following:

(euro million)	i	2008	ii	2009	i	2010	i
Transaction for the TSKJ matter		250	24
Fines sanctioned by Antitrust Authorities	(21)		(270)
	(21)	250	(246)

A non-recurring gain amounting to euro 270 million related to the favorable settlement of antitrust proceedings concerning alleged anti-competitive behavior attributed to Eni following an alleged unjustified refusal to grant access to the import pipeline from Algeria in 2003. This resulted in a significantly lower fine imposed than the one sanctioned by the Antitrust Authority in 2003. A charge of euro 24 million related to a fine of $30 million for the TSKJ matter following the agreement with the Federal Government of Nigeria for the settling of the legal proceeding (see Note 34 – Guarantees, commitments and risks – Legal Proceedings).

44 Positions or transactions deriving from atypical and/or unusual operations

In 2008, 2009 and in 2010 no transactions deriving from atypical and/or unusual operations were reported.

45 Subsequent events

Subsequent business developments are described in the "Operating review" of Eni’s business segment.

Contents
Eni Annual Report / Supplemental oil and gas information

Supplemental oil and gas information (unaudited)

The following information pursuant to "International Financial Reporting Standards" (IFRS) is presented in accordance with FASB Extractive Activities - Oil & Gas (Topic 932). Amounts related to minority interests are not significant.

Capitalized costs

Capitalized costs represent the total expenditures for proved and unproved mineral interests and related support equipment and facilities utilized in oil and gas exploration and production activities, together with related accumulated depreciation, depletion and amortization. Capitalized costs by geographical area consist of the following:

(euro million)	Italy	Rest of Europe	North Africa	West Africa	Kazakhstan	Rest of Asia	America	Australia and Oceania	Total consolidated subsidiaries	Total joint ventures and affiliates
December 31, 2009
Proved mineral interests	10,079	9,472	11,122	14,011	1,723	4,566	5,750	1,338	58,061	791
Unproved mineral interests	33	305	580	1,854	36	1,518	2,144	38	6,508	443
Support equipment and facilities	273	31	1,287	585	57	17	45	4	2,299	13
Incomplete wells and other	1,028	329	1,228	934	3,481	316	600	14	7,930	358
Gross capitalized costs	11,413	10,137	14,217	17,384	5,297	6,417	8,539	1,394	74,798	1,605
Accumulated depreciation, depletion and amortization	(7,557)	(6,824)	(7,044)	(8,424)	(620)	(3,679)	(4,673)	(379)	(39,200)	(485)
Net capitalized costs (a) (b)	3,856	3,313	7,173	8,960	4,677	2,738	3,866	1,015	35,598	1,120
December 31, 2010
Proved mineral interests	10,576	10,616	14,051	17,057	1,989	5,552	6,617	1,674	68,132	927
Unproved mineral interests	32	320	570	2,006	39	1,561	1,979	42	6,549	469
Support equipment and facilities	270	33	1,391	716	70	21	53	6	2,560	16
Incomplete wells and other	909	584	2,069	1,089	4,644	107	1,444	84	10,930	668
Gross capitalized costs	11,787	11,553	18,081	20,868	6,742	7,241	10,093	1,806	88,171	2,080
Accumulated depreciation, depletion and amortization	(8,020)	(7,771)	(8,558)	(11,067)	(756)	(4,699)	(5,591)	(522)	(46,984)	(592)
Net capitalized costs (a) (b)	3,767	3,782	9,523	9,801	5,986	2,542	4,502	1,284	41,187	1,488

(a)	The amounts include net capitalized financial charges totaling euro 570 million in 2009 and euro 591 million in 2010.
(b)	The amounts do not include costs associated with exploration activities which are capitalized in order to reflect their investment nature and amortized in full when incurred. The "Successful Effort Method" application would have led to an increase in net capitalized costs of euro 3,690 million in 2009 and euro 3,410 million in 2010 for the consolidated companies and of euro 76 million in 2009 and euro 76 million in 2010 for joint ventures affiliates.

Contents
Eni Annual Report / Supplemental oil and gas information

Costs incurred

Costs incurred represent amounts both capitalized and expensed in connection with oil and gas producing activities. Costs incurred by geographical area consist of the following:

(euro million)	Italy	Rest of Europe	North Africa	West Africa	Kazakhstan	Rest of Asia	America	Australia and Oceania	Total consolidated subsidiaries	Total joint ventures and affiliates (1)
2008
Proved property acquisitions (b)			626	413		256			1,295
Unproved property acquisitions (b)		33	384	655		647			1,719
Exploration (b)	135	227	403	600	16	345	440	48	2,214	48
Development (a) (b)	644	957	1,388	1,884	1,023	598	748	325	7,567	163
Total costs incurred	779	1,217	2,801	3,552	1,039	1,846	1,188	373	12,795	211
2009
Proved property acquisitions			298	27		11	131		467
Unproved property acquisitions			54	42		83	43		222
Exploration	40	114	317	284	20	159	242	52	1,228	41
Development (a)	742	727	1,401	2,121	1,086	423	858	462	7,820	206
Total costs incurred	782	841	2,070	2,474	1,106	676	1,274	514	9,737	247
2010
Proved property acquisitions
Unproved property acquisition
Exploration	34	114	84	406	6	223	119	26	1,012	45
Development (a)	579	890	2,674	1,909	1,031	359	1,309	160	8,911	367
Total costs incurred	613	1,004	2,758	2,315	1,037	582	1,428	186	9,923	412

(1)	The amounts of joint ventures and affiliates as at December 31, 2009 and 2010 includes 29.4% of the three Russian companies former Yukos as a result of the Gazprom call option on the 51% of the shares (2008 is reported at 60%).
(a)	Includes the abandonment costs of the assets for euro 628 million in 2008, euro 301 million in 2009 and euro 269 million in 2010.
(b)	Of which business combination:
(euro million)	Italy	Rest of Europe	North Africa	West Africa	Kazakhstan	Rest of Asia	America	Australia and Oceania	Total consolidated subsidiaries	Total joint ventures and affiliates
2008
Proved property acquisitions			298	256	554
Unproved property acquisitions	33	384	560	647	1,624
Exploration		23	115	158	296
Development	52	132	4	233	421
Total	85	539	977	1,294	2,895

Results of operations from oil and gas producing activities

Results of operations from oil and gas producing activities, represent only those revenues and expenses directly associated with such activities, including operating overheads. These amounts do not include any allocation of interest expense or general corporate overhead and, therefore, are not necessarily indicative of the contributions to consolidated net earnings of Eni. Related income taxes are computed by applying the local income tax rates to the pre-tax income from producing activities. Eni is a party to certain Production Sharing Agreements (PSAs), whereby a portion of Eni’s share of oil and gas production is withheld and sold by its joint venture partners which are state-owned entities, with proceeds being remitted to the state in satisfaction of Eni’s PSA related tax liabilities. Revenue and income taxes include such taxes owed by Eni but paid by state-owned entities out of Eni’s share of oil and gas production.

Contents
Eni Annual Report / Supplemental oil and gas information

Results of operations from oil and gas producing activities by geographical area consist of the following:

(euro million)	Italy	Rest of Europe	North Africa	West Africa	Kazakhstan	Rest of Asia	America	Australia and Oceania	Total consolidated subsidiaries	Total joint ventures and affiliates (1)
2008
Revenues
Sales to consolidated entities	3,956	3,892	2,622	5,013	360	39	323	66	16,271
Sales to third parties	126	160	7,286	1,471	1,025	1,335	1,599	218	13,220	265
Total revenues	4,082	4,052	9,908	6,484	1,385	1,374	1,922	284	29,491	265
Operations costs	(260)	(521)	(528)	(609)	(157)	(68)	(233)	(35)	(2,411)	(34)
Production taxes	(195)		(32)	(616)		(35)			(878)	(53)
Exploration expenses	(135)	(228)	(406)	(548)	(16)	(232)	(435)	(58)	(2,058)	(48)
D.D. & A. and provision for abandonment (a)	(551)	(829)	(1,120)	(1,115)	(79)	(823)	(837)	(35)	(5,389)	(84)
Other income (expenses)	(420)	(56)	(934)	(268)	(270)	(259)	(6)	(41)	(2,254)	(15)
Pretax income from producing activities	2,521	2,418	6,888	3,328	863	(43)	411	115	16,501	31
Income taxes	(924)	(1,623)	(4,170)	(2,262)	(302)	(122)	(214)	(70)	(9,687)	(49)
Results of operations from E&P activities (b)	1,597	795	2,718	1,066	561	(165)	197	45	6,814	(18)
2009
Revenues
Sales to consolidated entities	2,274	2,583	1,738	4,386	245	41	808	29	12,104
Sales to third parties		540	5,037	586	739	1,208	639	181	8,930	232
Total revenues	2,274	3,123	6,775	4,972	984	1,249	1,447	210	21,034	232
Operations costs	(271)	(517)	(553)	(749)	(153)	(78)	(273)	(41)	(2,635)	(34)
Production taxes	(148)		(20)	(445)		(34)			(647)	(44)
Exploration expenses	(40)	(114)	(319)	(451)	(20)	(204)	(341)	(62)	(1,551)	(41)
D.D. & A. and provision for abandonment (a)	(463)	(921)	(956)	(1,502)	(78)	(535)	(1,108)	(186)	(5,749)	(76)
Other income (expenses)	(125)	(134)	(471)	(467)	(186)	(17)	170	(47)	(1,277)	(41)
Pretax income from producing activities	1,227	1,437	4,456	1,358	547	381	(105)	(126)	9,175	(4)
Income taxes	(467)	(833)	(3,010)	(1,042)	(180)	(67)	(2)	23	(5,578)	(40)
Results of operations from E&P activities (b) (c)	760	604	1,446	316	367	314	(107)	(103)	3,597	(44)
2010
Revenues
Sales to consolidated entities	2,725	3,006	2,094	5,314	324	34	1,139	69	14,705
Sales to third parties		263	6,604	1,696	890	1,429	562	289	11,733	356
Total revenues	2,725	3,269	8,698	7,010	1,214	1,463	1,701	358	26,438	356
Operations costs	(278)	(555)	(593)	(902)	(184)	(150)	(292)	(69)	(3,023)	(41)
Production taxes	(184)		(300)	(700)		(37)			(1,221)	(72)
Exploration expenses	(35)	(116)	(85)	(465)	(6)	(263)	(204)	(25)	(1,199)	(45)
D.D. & A. and provision for abandonment (a)	(621)	(615)	(1,063)	(1,739)	(84)	(696)	(872)	(84)	(5,774)	(72)
Other income (expenses)	(560)	254	(392)	(219)	(161)	(138)	(45)	(25)	(1,286)	(59)
Pretax income from producing activities	1,047	2,237	6,265	2,985	779	179	288	155	13,935	67
Income taxes	(382)	(1,296)	(4,037)	(1,962)	(291)	(119)	(154)	(36)	(8,277)	(66)
Results of operations from E&P activities (b) (c)	665	941	2,228	1,023	488	60	134	119	5,658	1

(1)	The amounts of joint ventures and affiliates as at December 31, 2009 and 2010 includes 29.4% of the three Russian companies former Yukos as a result of the Gazprom call option on the 51% of the shares (2008 is reported at 60%).
(a)	Includes asset impairments amounting to euro 770 million in 2008, euro 576 million in 2009 and euro 123 million in 2010.
(b)	The "Successful Effort Method" application would have led to an increase of result of operations of euro 408 million in 2008, euro 320 million in 2009 and a decrease of euro 385 million in 2010 for the consolidated companies and any variation in 2008, an increase of euro 26 million in 2009 and a decrease of euro 5 million in 2010 for joint ventures and affiliates.
(c)	Amounts of 2009 and 2010 do not include results of operation related to the Italian gas storage activities, following restructuring of Eni’s regulated gas businesses in Italy now reported in Gas & Power segment.

Contents
Eni Annual Report / Supplemental oil and gas information

Oil and natural gas reserves

Eni’s criteria concerning evaluation and classification of proved developed and undeveloped reserves follow Regulation S-X 4-10 of the US Securities and Exchange Commission and have been disclosed in accordance with FASB Extractive Activities - Oil & Gas (Topic 932).
Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible, from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations, prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.
Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price21 shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.
Net proved reserves exclude interests and royalties owned by others.
Proved reserves are classified as either developed or undeveloped.
Developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well.
Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.
Since 1991, Eni has requested qualified independent oil engineering companies to carry out an independent evaluation22 of part of its proved reserves on a rotational basis. The description of qualifications of the person primarily responsible of the reserve audit is included in the third party audit report23.
In the preparation of their reports, independent evaluators rely, without independent verification, upon information furnished by Eni with respect to property interest, production, current cost of operation and development, sale agreements, prices and other factual information and data that were accepted as represented by the independent evaluators. These data, equally used by Eni in its internal process, include logs, directional surveys, core and PVT (Pressure Volume Temperature) analysis, maps, oil/gas/water production/injection data of wells, reservoir studies technical analysis relevant to field performance, reservoir performance, long-term development plans, future capital and operating costs.
In order to calculate the economic value of Eni equity reserves, actual prices applicable to hydrocarbon sales, price adjustments required by applicable contractual arrangements, and other pertinent information are provided.
In 2010, Ryder Scott Company and DeGolyer and MacNaughton23 provided an independent evaluation of almost 28% of Eni’s total proved reserves as of December 31, 201024, confirming, as in previous years, the reasonableness of Eni’s internal evaluations.
In the three year period from 2008 to 2010, 78% of Eni’s total proved reserves were subject to independent evaluation.
As of December 31, 2010, the principal properties not subjected to independent evaluation in the last three years are Karachaganak (Kazakhstan), Samburgskoye and Yaro-Yakhinskoye (Russia).
Eni operates under Production Sharing Agreements, PSAs, in several of the foreign jurisdictions where it has oil and gas exploration and production activities. Reserves of oil and natural gas to which Eni is entitled under PSA arrangements are shown in accordance with Eni’s economic interest in the volumes of oil and natural gas estimated to be recoverable in future years. Such reserves include estimated quantities allocated to Eni for recovery of costs, income taxes owed by Eni but settled by its joint venture partners (which are state-owned entities) out of Eni’s share of production and Eni’s net equity share after cost recovery.
Proved oil and gas reserves associated with PSAs represented 54%, 57% and 55% of total proved reserves as of December 31, 2008, 2009 and 2010, respectively, on an oil-equivalent basis.
Similar effects as PSAs apply to service and "buy-back" contracts; proved reserves associated with such contracts represented 2%, 2% and 3% of total proved reserves on an oil-equivalent basis as of December 31, 2008, 2009 and 2010, respectively.
Oil and gas reserve quantities include: (i) oil and natural gas quantities in excess of cost recovery which the company has an obligation to purchase under certain PSAs with governments or authorities, whereby the company serves as producer of reserves. Reserve volumes associated with oil and gas deriving from such obligation represent 0.1%, 0.3% and 0.6% of total proved reserves as of December 31, 2008, 2009 and 2010, respectively, on an oil-equivalent basis; (ii) volumes of natural gas used for own consumption; (iii) the quantities of natural gas produced to feed the Angola LNG plant; and (iv) volumes of natural gas held in certain Eni storage fields in Italy. Proved reserves attributable to these fields include: (a) the residual natural gas volumes of the reservoirs; and (b) natural gas volumes from other Eni fields input into these reservoirs in subsequent periods. Proved reserves do not include volumes owned by or acquired from third parties. Gas withdrawn from storage is produced and thereby removed from proved reserves when sold.
Numerous uncertainties are inherent in estimating quantities of proved reserves, in projecting future productions and development expenditures.
The accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and evaluation. The results of drilling, testing and production after the date of the estimate may require substantial upward or downward revisions. In addition, changes in oil and natural gas prices have an effect on the quantities of Eni’s proved reserves since estimates of reserves are based on prices and costs relevant to the date when such estimates are made. Consequently, the evaluation of reserves could also significantly differ from actual oil and natural gas volumes that will be produced.
The following table presents yearly changes in estimated proved reserves, developed and undeveloped, of crude oil (including condensate and natural gas liquids) and natural gas as of December 31, 2008, 2009 and 2010.

(21)	i	Before 2009, year-end liquids and natural gas prices were used in the estimate of proved reserves.
(22)	i	From 1991 to 2002 DeGolyer and MacNaughton, from 2003 also Ryder Scott.
(23)	i	The reports of independent engineers are available on Eni website eni.com, section Publications/Annual Report 2010.
(24)	i	Including reserves of joint ventures and affiliates.

Contents
Eni Annual Report / Supplemental oil and gas information

Crude oil (Including Condensate and Natural Gas Liquids)

(million barrels)	Italy	Rest of Europe	North Africa	West Africa	Kazakhstan (1)	Rest of Asia	America	Australia and Oceania	Total consolidated subsidiaries	Total joint ventures and affiliates (2)	Total consolidated subsidiaries and total joint ventures and affiliates
Reserves at December 31, 2007	215	345	878	725	753	44	138	29	3,127	142	3,269
of which:
developed	133	299	649	511	219	35	81	26	1,953	26	1,979
undeveloped	82	46	229	214	534	9	57	3	1,174	116	1,290
Purchase of Minerals in Place				32		36			68		68
Revisions of Previous Estimates	(8)	(30)	56	80	239	42	11	1	391	4	395
Improved Recovery			7	25					32	1	33
Extensions and Discoveries	4	13	4	26		2	3		52		52
Production	(25)	(51)	(122)	(105)	(25)	(18)	(21)	(4)	(371)	(5)	(376)
Sales of Minerals in Place					(56)				(56)		(56)
Reserves at December 31, 2008	186	277	823	783	911	106	131	26	3,243	142	3,385
of which:
developed	111	222	613	576	298	92	74	23	2,009	33	2,042
undeveloped	75	55	210	207	613	14	57	3	1,234	109	1,343
Purchase of Minerals in Place				2					2		2
Revisions of Previous Estimates	57	40	129	78	(36)	(35)	36	1	270		270
Improved Recovery		8	10	15					33		33
Extensions and Discoveries	10	74	38	5		44	12	8	191	1	192
Production	(20)	(48)	(105)	(113)	(26)	(21)	(26)	(3)	(362)	(6)	(368)
Sales of Minerals in Place										(51)	(51)
Reserves at December 31, 2009	233	351	895	770	849	94	153	32	3,377	86	3,463
of which:
developed	141	218	659	544	291	45	80	23	2,001	34	2,035
undeveloped	92	133	236	226	558	49	73	9	1,376	52	1,428
Purchase of Minerals in Place
Revisions of Previous Estimates	38	17	178	75	(37)	62	2		335		335
Improved Recovery			1	1					2	12	14
Extensions and Discoveries		25	13	22			1		61	117	178
Production	(23)	(44)	(108)	(116)	(24)	(17)	(22)	(3)	(357)	(7)	(364)
Sales of Minerals in Place			(1)	(2)					(3)		(3)
Reserves at December 31, 2010	248	349	978	750	788	139	134	29	3,415	208	3,623
of which:
developed	183	207	656	533	251	39	62	20	1,951	52	2,003
undeveloped	65	142	322	217	537	100	72	9	1,464	156	1,620

(1)	Eni’s proved reserves of the Kashagan field are determined based on Eni share of 16.81% (2007 is reported at 18.52%).
(2)	Joint ventures and affiliates proved reserves as at December 31, 2009 and 2010 includes 29.4% of the three Russian companies former Yukos as a result of the Gazprom call option on the 51% of the shares (2007 and 2008 are reported at 60%).

Contents
Eni Annual Report / Supplemental oil and gas information

Natural Gas

(billion cubic feet)	Italy (a)	Rest of Europe	North Africa	West Africa	Kazakhstan (1)	Rest of Asia	America	Australia and Oceania	Total consolidated subsidiaries	Total joint ventures and affiliates (2)	Total consolidated subsidiaries and total joint ventures and affiliates
Reserves at December 31, 2007	3,057	1,675	5,751	2,122	1,770	880	696	598	16,549	3,022	19,571
of which:
developed	2,304	1,364	3,065	1,469	1,580	530	442	213	10,967	428	11,395
undeveloped	753	311	2,686	653	190	350	254	385	5,582	2,594	8,176
Purchase of Minerals in Place		8		6		114			128		128
Revisions of Previous Estimates	56	(58)	1,163	45	772	52	(13)	24	2,041	6	2,047
Improved Recovery				4					4		4
Extensions and Discoveries	5	25	38	2		11	31		112		112
Production	(274)	(229)	(641)	(95)	(89)	(146)	(114)	(16)	(1,604)	(13)	(1,617)
Sales of Minerals in Place					(16)				(16)		(16)
Reserves at December 31, 2008	2,844	1,421	6,311	2,084	2,437	911	600	606	17,214	3,015	20,229
of which:
developed	2,031	1,122	3,537	1,443	2,005	439	340	221	11,138	420	11,558
undeveloped	813	299	2,774	641	432	472	260	385	6,076	2,595	8,671
Purchase of Minerals in Place				1			136		137		137
Revisions of Previous Estimates	97	149	(309)	142	(204)	52	43	(17)	(47)	18	(29)
Improved Recovery		25							25		25
Extensions and Discoveries	1	26	479			2	7	4	519	80	599
Production	(238)	(239)	(587)	(100)	(94)	(151)	(155)	(18)	(1,582)	(14)	(1,596)
Sales of Minerals in Place		(2)					(2)		(4)	(1,511)	(1,515)
Reserves at December 31, 2009	2,704	1,380	5,894	2,127	2,139	814	629	575	16,262	1,588	17,850
of which:
developed	2,001	1,231	3,486	1,463	1,859	539	506	565	11,650	234	11,884
undeveloped	703	149	2,408	664	280	275	123	10	4,612	1,354	5,966
Purchase of Minerals in Place
Revisions of Previous Estimates	234	48	778	161	(179)	211	41	(18)	1,276	51	1,327
Improved Recovery
Extensions and Discoveries		177	146			4	5	22	354	58	412
Production	(246)	(204)	(609)	(161)	(86)	(158)	(145)	(35)	(1,644)	(13)	(1,657)
Sales of Minerals in Place	(48)		(2)						(50)		(50)
Reserves at December 31, 2010	2,644	1,401	6,207	2,127	1,874	871	530	544	16,198	1,684	17,882
of which:
developed	2,061	1,103	3,100	1,550	1,621	560	431	539	10,965	246	11,211
undeveloped	583	298	3,107	577	253	311	99	5	5,233	1,438	6,671

(1)	Eni’s proved reserves of the Kashagan field are determined based on Eni share of 16.81% (2007 is reported at 18.52%).
(2)	Joint ventures and affiliates proved reserves as of December 31, 2009 and 2010 include 29.4% of the three Russian companies former Yukos as a result of the Gazprom call option on the 51% of the shares (2007 and 2008 are reported at 60%).
(a)	Including, approximately, 749, 746, 769 and 767 BCF of natural gas held in storage at December 31, 2007, 2008, 2009 and 2010, respectively.

Contents
Eni Annual Report / Supplemental oil and gas information

Standardized measure of discounted future net cash flows

Estimated future cash inflows represent the revenues that would be received from production and are determined by applying year-end prices of oil and gas for the year ended December 31, 2008, and the average prices during the years ended December 31, 2009 and 2010, to estimated future production of proved reserves. Future price changes are considered only to the extent provided by contractual arrangements. Estimated future development and production costs are determined by estimating the expenditures to be incurred in developing and producing the proved reserves at the end of the year. Neither the effects of price and cost escalations nor expected future changes in technology and operating practices have been considered.
The standardized measure is calculated as the excess of future cash inflows from proved reserves less future costs of producing and developing the reserves, future income taxes and a yearly 10% discount factor.
Future production costs include the estimated expenditures related to the production of proved reserves plus any production taxes without consideration of future inflation. Future development costs include the estimated costs of drilling development wells and installation of production facilities, plus the net costs associated with dismantlement and abandonment of wells and facilities, under the assumption that year-end costs continue without considering future inflation. Future income taxes were calculated in accordance with the tax laws of the Countries in which Eni operates.
The standardized measure of discounted future net cash flows, related to the preceding proved oil and gas reserves, is calculated in accordance with the requirements of FASB Extractive Activities - Oil & Gas (Topic 932). The standardized measure does not purport to reflect realizable values or fair market value of Eni’s proved reserves. An estimate of fair value would also take into account, among other things, hydrocarbon resources other than proved reserves, anticipated changes in future prices and costs and a discount factor representative of the risks inherent in the oil and gas exploration and production activity.

Contents
Eni Annual Report / Supplemental oil and gas information

The standardized measure of discounted future net cash flows by geographical area consists of the following:

(euro million)	Italy	Rest of Europe	North Africa	West Africa	Kazakhstan	Rest of Asia	America	Australia and Oceania	Total consolidated subsidiaries	Total joint ventures and affiliates (1)	Total consolidated subsidiaries and total joint ventures and affiliates
At December 31, 2008
Future cash inflows	46,458	16,963	62,785	22,344	21,648	5,072	5,257	2,937	183,464	4,782	188,246
Future production costs	(5,019)	(3,467)	(10,673)	(6,715)	(6,273)	(707)	(1,657)	(405)	(34,916)	(1,104)	(36,020)
Future development and abandonment costs	(6,805)	(2,317)	(6,153)	(3,868)	(4,842)	(738)	(1,022)	(258)	(26,003)	(1,845)	(27,848)
Future net inflow before income tax	34,634	11,179	45,959	11,761	10,533	3,627	2,578	2,274	122,545	1,833	124,378
Future income tax	(11,329)	(7,697)	(27,800)	(5,599)	(2,745)	(768)	(232)	(861)	(57,031)	(1,032)	(58,063)
Future net cash flows	23,305	3,482	18,159	6,162	7,788	2,859	2,346	1,413	65,514	801	66,315
10% discount factor	(13,884)	(1,042)	(8,639)	(2,155)	(6,230)	(672)	(672)	(768)	(34,062)	(763)	(34,825)
Standardized measure of discounted future net cash flows	9,421	2,440	9,520	4,007	1,558	2,187	1,674	645	31,452	38	31,490
At December 31, 2009
Future cash inflows	26,243	22,057	59,413	33,676	30,273	5,680	7,088	2,973	187,403	3,718	191,121
Future production costs	(4,732)	(6,215)	(7,771)	(9,737)	(6,545)	(1,427)	(1,797)	(529)	(38,753)	(1,251)	(40,004)
Future development and abandonment costs	(5,143)	(5,375)	(8,618)	(5,134)	(4,345)	(1,409)	(1,897)	(214)	(32,135)	(1,168)	(33,303)
Future net inflow before income tax	16,368	10,467	43,024	18,805	19,383	2,844	3,394	2,230	116,515	1,299	117,814
Future income tax	(5,263)	(6,621)	(24,230)	(9,894)	(4,827)	(636)	(694)	(563)	(52,728)	(432)	(53,160)
Future net cash flows	11,105	3,846	18,794	8,911	14,556	2,208	2,700	1,667	63,787	867	64,654
10% discount factor	(5,868)	(1,455)	(9,160)	(3,102)	(10,249)	(520)	(1,162)	(771)	(32,287)	(610)	(32,897)
Standardized measure of discounted future net cash flows (a)	5,237	2,391	9,634	5,809	4,307	1,688	1,538	896	31,500	257	31,757
At December 31, 2010
Future cash inflows	30,047	27,973	86,728	45,790	41,053	9,701	8,546	3,846	253,684	11,504	265,188
Future production costs	(4,865)	(7,201)	(12,896)	(13,605)	(6,686)	(3,201)	(2,250)	(611)	(51,315)	(3,997)	(55,312)
Future development and abandonment costs	(4,499)	(6,491)	(8,827)	(5,310)	(5,192)	(3,489)	(1,713)	(221)	(35,742)	(2,230)	(37,972)
Future net inflow before income tax	20,683	14,281	65,005	26,875	29,175	3,011	4,583	3,014	166,627	5,277	171,904
Future income tax	(6,289)	(9,562)	(37,108)	(14,468)	(7,213)	(872)	(910)	(805)	(77,227)	(2,554)	(79,781)
Future net cash flows	14,394	4,719	27,897	12,407	21,962	2,139	3,673	2,209	89,400	2,723	92,123
10% discount factor	(7,224)	(1,608)	(13,117)	(3,884)	(14,829)	(419)	(1,392)	(850)	(43,323)	(1,640)	(44,963)
Standardized measure of discounted future net cash flows (a)	7,170	3,111	14,780	8,523	7,133	1,720	2,281	1,359	46,077	1,083	47,160

(1)	The amounts of joint ventures and affiliates as at December 31, 2009 and 2010 includes 29.4% of the three Russian companies former Yukos as a result of the Gazprom call option on the 51% of the shares (2008 is reported at 60%).
(a)	Amounts of 2009 and 2010 do not include standardized measure of discounted future net cash flows related to the Italian gas storage activities, following the restructuring of Eni’s regulated gas businesses in Italy now reported in Gas & Power segment.

Contents
Eni Annual Report / Supplemental oil and gas information

Changes in standardized measure of discounted future net cash flows

Changes in standardized measure of discounted future net cash flows for the years ended December 31, 2008, 2009 and 2010, are as follows:

(euro million)	Total consolidated subsidiaries	Total joint ventures and affiliates	Total consolidated subsidiaries and joint ventures and affiliates
Standardized measure of discounted future net cash flows at December 31, 2007	53,002	891	53,893
Increase (Decrease):
- sales, net of production costs	(26,202)	(178)	(26,380)
- net changes in sales and transfer prices, net of production costs	(39,699)	(1,254)	(40,953)
- extensions, discoveries and improved recovery, net of future production and development costs	1,110	10	1,120
- changes in estimated future development and abandonment costs	(6,222)	(129)	(6,351)
- development costs incurred during the period that reduced future development costs	6,584	145	6,729
- revisions of quantity estimates	5,835	(61)	5,774
- accretion of discount	10,538	201	10,739
- net change in income taxes	21,359	657	22,016
- purchase of reserves in-place	476		476
- sale of reserves in-place	25		25
- changes in production rates (timing) and other	4,646	(244)	4,402
Net increase (decrease)	(21,550)	(853)	(22,403)
Standardized measure of discounted future net cash flows at December 31, 2008	31,452	38	31,490
Increase (Decrease):
- sales, net of production costs	(17,752)	(154)	(17,906)
- net changes in sales and transfer prices, net of production costs	4,515	286	4,801
- extensions, discoveries and improved recovery, net of future production and development costs	3,587	22	3,609
- changes in estimated future development and abandonment costs	(9,915)	(157)	(10,072)
- development costs incurred during the period that reduced future development costs	7,401	208	7,609
- revisions of quantity estimates	4,686	(113)	4,573
- accretion of discount	6,112	29	6,141
- net change in income taxes	674	(67)	607
- purchase of reserves in-place	161		161
- sale of reserves in-place	(7)	81	74
- changes in production rates (timing) and other	586	84	670
Net increase (decrease)	48	219	267
Standardized measure of discounted future net cash flows at December 31, 2009	31,500	257	31,757
Increase (Decrease):
- sales, net of production costs	(22,194)	(243)	(22,437)
- net changes in sales and transfer prices, net of production costs	24,415	406	24,821
- extensions, discoveries and improved recovery, net of future production and development costs	1,926	1,409	3,335
- changes in estimated future development and abandonment costs	(6,464)	(386)	(6,850)
- development costs incurred during the period that reduced future development costs	8,520	368	8,888
- revisions of quantity estimates	12,600	143	12,743
- accretion of discount	6,519	53	6,572
- net change in income taxes	(11,802)	(1,115)	(12,917)
- purchase of reserves in-place
- sale of reserves in-place	(177)		(177)
- changes in production rates (timing) and other	1,234	191	1,425
Net increase (decrease)	14,577	826	15,403
Standardized measure of discounted future net cash flows at December 31, 2010	46,077	1,083	47,160

Contents
Eni Annual Report / List of Eni's subsidiaries

List of Eni’s subsidiaries for year 2010

Subsidiary	Country of Incorporation	Eni’s share of net profit (%)
Exploration & Production
Eni Angola SpA	Italy	100.00
Eni East Africa SpA	Italy	100.00
Eni Medio Oriente SpA	Italy	100.00
Eni Mediterranea Idrocarburi SpA	Italy	100.00
Eni Timor Leste SpA	Italy	100.00
Eni Zubair SpA	Italy	100.00
Ieoc SpA	Italy	100.00
Società Adriatica Idrocarburi SpA	Italy	100.00
Società Ionica Gas SpA	Italy	100.00
Società Oleodotti Meridionali - SOM SpA	Italy	70.00
Società Petrolifera Italiana SpA	Italy	99.96
Tecnomare - Società per lo Sviluppo delle Tecnologie Marine SpA	Italy	100.00
Agip Caspian Sea BV	Netherlands	100.00
Agip Energy and Natural Resources (Nigeria) Ltd	Nigeria	100.00
Agip Karachaganak BV	Netherlands	100.00
Agip Oil Ecuador BV	Netherlands	100.00
Burren Energy (Bermuda) Ltd	Bermuda	100.00
Burren Energy Congo Ltd	British Virgin Islands	100.00
Burren Energy (Egypt) Ltd	UK	100.00
Burren Energy India Ltd	UK	100.00
Burren Energy Ltd	Cyprus	100.00
Burren Energy Plc	UK	100.00
Burren Energy (Services) Ltd	UK	100.00
Burren Resources Petroleum Ltd	Bermuda	100.00
Burren Shakti Ltd	Bermuda	100.00
Eni AEP Ltd	UK	100.00
Eni Algeria Exploration BV	Netherlands	100.00
Eni Algeria Ltd Sàrl	Luxembourg	100.00
Eni Algeria Production BV	Netherlands	100.00
Eni Ambalat Ltd	UK	100.00
Eni America Ltd	USA	100.00
Eni Angola Exploration BV	Netherlands	100.00
Eni Angola Production BV	Netherlands	100.00
Eni Australia BV	Netherlands	100.00
Eni Australia Ltd	UK	100.00
Eni BB Petroleum Inc	USA	100.00
Eni Bukat Ltd	UK	100.00
Eni Bulungan BV	Netherlands	100.00
Eni Canada Holding Ltd	Canada	100.00
Eni CBM Ltd	UK	100.00
Eni China BV	Netherlands	100.00
Eni Congo Holding BV	Netherlands	100.00
Eni Congo SA	Congo	100.00
Eni Croatia BV	Netherlands	100.00
Eni Dación BV	Netherlands	100.00
Eni Denmark BV	Netherlands	100.00
Eni Elgin/Franklin Ltd	UK	100.00
Eni Energy Russia BV	Netherlands	100.00
Eni Gabon SA	Gabon	99.96
Enåi Ganal Ltd	UK	100.00
Eni Gas & Power LNG Australia BV	Netherlands	100.00

Contents
Eni Annual Report / List of Eni's subsidiaries

Subsidiary	Country of Incorporation	Eni’s share of net profit (%)
Exploration & Production
Eni Ghana Exploration and Production Ltd	Ghana	100.00
Eni Hewett Ltd	UK	100.00
Eni India Ltd	UK	100.00
Eni Indonesia Ltd	UK	100.00
Eni International NA NV Sàrl	Luxembourg	100.00
Eni Investments Plc	UK	100.00
Eni Iran BV	Netherlands	100.00
Eni Iraq BV	Netherlands	100.00
Eni Ireland BV	Netherlands	100.00
Eni JPDA 03-13 Ltd	UK	100.00
Eni JPDA 06-105 Pty Ltd	Australia	100.00
Eni Krueng Mane Ltd	UK	100.00
Eni Lasmo Plc	UK	100.00
Eni LNS Ltd	UK	100.00
Eni Mali BV	Netherlands	100.00
Eni Marketing Inc	USA	100.00
Eni MHH Ltd (in liquidation)	UK	100.00
Eni Middle East BV	Netherlands	100.00
Eni Middle East Ltd	UK	100.00
Eni MOG Ltd (in liquidation)	UK	100.00
Eni Muara Bakau BV	Netherlands	100.00
Eni Norge AS	Norway	100.00
Eni North Africa BV	Netherlands	100.00
Eni Oil Algeria Ltd	UK	100.00
Eni Oil do Brasil SA	Brazil	100.00
Eni Oil & Gas Inc	USA	100.00
Eni Oil Holdings BV	Netherlands	100.00
Eni Pakistan Ltd	UK	100.00
Eni Pakistan (M) Ltd Sàrl	Luxembourg	100.00
Eni Papalang Ltd	UK	100.00
Eni Petroleum Co Inc	USA	100.00
Eni Petroleum US Llc	USA	100.00
Eni Popodi Ltd	UK	100.00
Eni Rapak Ltd	UK	100.00
Eni Resources Ltd (in liquidation)	UK	100.00
Eni TNS Ltd	UK	100.00
Eni Togo BV	Netherlands	100.00
Eni Transportation Ltd	UK	100.00
Eni Trinidad and Tobago Ltd	Trinidad and Tobago	100.00
Eni TTO Ltd (in liquidation)	UK	100.00
Eni Tunisia BEK BV	Netherlands	100.00
Eni Tunisia BV	Netherlands	100.00
Eni UFL Ltd	UK	100.00
Eni UHL Ltd	UK	100.00
Eni UKCS Ltd	UK	100.00
Eni UK Holding Plc	UK	100.00
Eni UK Ltd	UK	100.00
Eni ULT Ltd	UK	100.00
Eni ULX Ltd	UK	100.00
Eni USA Gas Marketing Llc	USA	100.00
Eni USA Inc	USA	100.00

Contents
Eni Annual Report / List of Eni's subsidiaries

Subsidiary	Country of Incorporation	Eni’s share of net profit (%)
Exploration & Production
Eni US Operating Co Inc	USA	100.00
Eni Venezuela BV	Netherlands	100.00
Eni West Timor Ltd	UK	100.00
Eni Yemen Ltd	UK	100.00
First Calgary Petroleums LP	USA	100.00
First Calgary Petroleums Partner Co ULC	Canada	100.00
Hindustan Oil Exploration Co Ltd	India	47.18
Ieoc Exploration BV	Netherlands	100.00
Ieoc Production BV	Netherlands	100.00
Lasmo Sanga Sanga Ltd	Bermuda	100.00
Minsk Energy Resources Sp.Zo.o	Poland	100.00
Nigerian Agip Exploration Ltd	Nigeria	100.00
Nigerian Agip Oil Co Ltd	Nigeria	100.00
OOO "Eni Energhia"	Russia	100.00
i Gas & Power
Acqua Campania SpA	Italy	31.97
Compagnia Napoletana di Illuminazione e Scaldamento col Gas SpA	Italy	55.39
Eni Gas & Power Belgium SpA	Italy	100.00
Eni Gas Transport Deutschland SpA	Italy	100.00
Eni Hellas SpA	Italy	100.00
EniPower Mantova SpA	Italy	86.50
EniPower SpA	Italy	100.00
GNL Italia SpA	Italy	55.56
LNG Shipping SpA	Italy	100.00
Snam Rete Gas SpA	Italy	55.56
Società EniPower Ferrara Srl	Italy	51.00
Società Italiana per il Gas pA	Italy	55.56
Stoccaggi Gas Italia SpA - Stogit SpA	Italy	55.56
Toscana Energia Clienti SpA	Italy	100.00
Travagliato Energia Srl	Italy	100.00
Adriaplin Podjetje za distribucijo zemeljskega plina doo Ljubljana	Slovenia	51.00
Altergaz SA	France	53.88
Distribuidora de Gas Cuyana SA	Argentina	45.60
Distrigas LNG Shipping SA	Belgium	100.00
Distrigas NV	Belgium	100.00
Eni Gas & Power Belgium SA	Belgium	100.00
Eni Gas & Power GmbH	Germany	100.00
Eni Gas Transport GmbH	Germany	100.00
Eni Gas Transport International SA	Switzerland	100.00
Eni G&P France BV	Netherlands	100.00
Eni G&P Trading BV	Netherlands	100.00
Finpipe GIE	Belgium	63.33
Gas Brasiliano Distribuidora SA	Brazil	100.00
Inversora de Gas Cuyana SA	Argentina	76.00
Société de Service du Gazoduc Transtunisien SA - Sergaz SA	Tunisia	66.67
Société pour la Construction du Gazoduc Transtunisien SA - Scogat SA	Tunisia	100.00
Tigáz-Dso Földgázelosztó kft	Hungary	50.08
Tigáz Tiszántúli Gázszolgáltató Zártkörûen Mûködõ Részvénytársaság	Hungary	50.08
Trans Tunisian Pipeline Co Ltd	Channel Islands	100.00
i Refining & Marketing
Costiero Gas Livorno SpA	Italy	65.00

Contents
Eni Annual Report / List of Eni's subsidiaries

Subsidiary	Country of Incorporation	Eni’s share of net profit (%)
Refining & Marketing
Ecofuel SpA	Italy	100.00
Eni Fuel Centrosud SpA(ex Fox Energy SpA)	Italy	100.00
Eni Fuel Nord SpA	Italy	100.00
Eni Rete oil&nonoil SpA	Italy	100.00
Eni Trading & Shipping SpA	Italy	100.00
Petrolig Srl	Italy	70.00
Petroven Srl	Italy	68.00
Raffineria di Gela SpA	Italy	100.00
Agip Lubricantes SA	Argentina	100.00
Agip Slovenija doo	Slovenia	100.00
Eni Austria GmbH (ex Agip Austria GmbH)	Austria	100.00
Eni Austria Tankstellenbetrieb GmbH (ex Agip Austria Tankstellenbetrieb GmbH)	Austria	100.00
Eni Benelux BV	Netherlands	100.00
Eni Ceská Republika Sro (ex Agip Ceská Republika Sro)	Czech Republic	100.00
Eni Deutschland GmbH (ex Agip Deutschland GmbH)	Germany	100.00
Eni Ecuador SA	Ecuador	100.00
Eni France Sàrl	France	100.00
Eni Hungaria Zrt	Hungary	100.00
Eni Iberia SLU	Spain	100.00
Eni Marketing Austria GmbH	Austria	100.00
Eni Mineralölhandel GmbH	Austria	100.00
Eni Oil Ceská Republika Sro	Czech Republic	100.00
Eni Oil Slovensko Spol Sro	Slovakia	100.00
Eni Romania Srl (ex Agip Romania Srl)	Romania	100.00
Eni Schmiertechnik GmbH (ex Agip Schmiertechnik GmbH)	Germany	100.00
Eni Slovensko Spol Sro	Slovakia	100.00
Eni Suisse SA	Switzerland	100.00
Eni Trading & Shipping BV	Netherlands	100.00
Eni Trading & Shipping Inc	USA	100.00
Eni USA R&M Co Inc (ex American Agip Co Inc)	USA	100.00
Esain SA	Ecuador	100.00
i Petrochemicals
Polimeri Europa SpA	Italy	100.00
Dunastyr Polisztirolgyártó Zártkoruen Mukodo Részvénytársaság	Hungary	100.00
Polimeri Europa Benelux SA	Belgium	100.00
Polimeri Europa France SAS	France	100.00
Polimeri Europa GmbH	Germany	100.00
Polimeri Europa Ibérica SA	Spain	100.00
Polimeri Europa UK Ltd	UK	100.00
i Engineering & Construction
Saipem Energy Services SpA	Italy	43.29
Saipem SpA	Italy	43.29
Servizi Energia Italia SpA	Italy	43.29
SnamprogettiChiyoda SAS di Saipem SpA	Italy	43.25
Andromeda Consultoria Tecnica e Representações Ltda	Brazil	43.29
BOSCONGO SA	Congo	43.29
BOS Investment Ltd	UK	43.29
BOS - UIE Ltd	UK	43.29
Construction Saipem Canada Inc	Canada	43.29
ER SAI Caspian Contractor Llc	Kazakhstan	21.65
ERS - Equipment Rental & Services BV	Netherlands	43.29

Contents
Eni Annual Report / List of Eni's subsidiaries

Subsidiary	Country of Incorporation	Eni’s share of net profit (%)
Engineering & Construction
Global Petroprojects Services AG	Switzerland	43.29
Katran-K Llc	Russia	43.29
Moss Maritime AS	Norway	43.29
Moss Maritime Inc	USA	43.29
Moss Offshore AS	Norway	43.29
North Caspian Service Co	Kazakhstan	43.29
Petrex SA	Peru	43.29
Petromar Lda	Angola	30.30
PT Saipem Indonesia	Indonesia	43.29
Saigut SA De Cv	Mexico	43.29
Saimexicana SA De Cv	Mexico	43.29
Saipem America Inc	USA	43.29
Saipem Asia Sdn Bhd	Malaysia	43.29
Saipem (Beijing) Technical Services Co Ltd	China	43.29
Saipem Contracting Algerie SpA	Algeria	43.29
Saipem Contracting Netherlands BV	Netherlands	43.29
Saipem Contracting (Nigeria) Ltd	Nigeria	42.40
Saipem do Brasil Serviçõs de Petroleo Ltda	Brazil	43.29
Saipem Drilling Co Private Ltd	India	43.29
Saipem India Projects Ltd	India	43.29
Saipem International BV	Netherlands	43.29
Saipem Libya Llc - SA.LI.CO. Llc	Libya	43.29
Saipem Ltd	UK	43.29
Saipem Luxembourg SA	Luxembourg	43.29
Saipem (Malaysia) Sdn Bhd	Malaysia	17.91
Saipem Maritime Asset Management Luxembourg Sàrl	Luxembourg	43.29
Saipem Mediteran Usluge doo	Croatia	43.29
Saipem Misr for Petroleum Services SAE	Egypt	43.29
Saipem (Nigeria) Ltd	Nigeria	38.71
Saipem Perfurações e Construções Petrolíferas Unipessoal Lda	Portugal	43.29
Saipem (Portugal) Comércio Marítimo, Sociedade Unipessoal Lda	Portugal	43.29
Saipem (Portugal) - Gestão de Participações SGPS Sociedade Unipessoal SA	Portugal	43.29
Saipem SA	France	43.29
Saipem Services México SA De Cv	Mexico	43.29
Saipem Services SA	Belgium	43.29
Saipem Singapore Pte Ltd	Singapore	43.29
Saipem UK Ltd	UK	43.29
Saipem Ukraine Llc	Ukraine	43.29
Sajer Iraq Co for Petroleum Services Trading General Contracting & Transport Llc	Irak	25.97
SAS Port de Tanger	France	43.29
Saudi Arabian Saipem Ltd	Saudi Arabia	25.97
Sigurd Rück AG	Switzerland	43.29
Snamprogetti Canada Inc	Canada	43.29
Snamprogetti Engineering BV	Netherlands	43.29
Snamprogetti Ltd	UK	43.29
Snamprogetti Lummus Gas Ltd	Malta	42.86
Snamprogetti Netherlands BV	Netherlands	43.29
Snamprogetti Romania Srl	Romania	43.29
Snamprogetti Saudi Arabia Co Ltd Llc	Saudi Arabia	43.29
Société de Construction d’Oleoducs Snc (in liquidation)	France	43.29
Sofresid Engineering SA	France	43.29
Sofresid SA	France	43.29
Sonsub AS	Norway	43.29

Contents
Eni Annual Report / List of Eni's subsidiaries

Subsidiary	Country of Incorporation	Eni’s share of net profit (%)
Engineering & Construction
Sonsub International Pty Ltd	Australia	43.29
Star Gulf FZ Co	United Arab Emirates	43.29
Varisal - Serviços de Consultadoria e Marketing Unipessoal Lda	Portugal	43.29
i Other activities
Ing. Luigi Conti Vecchi SpA	Italy	100.00
Syndial SpA - Attività Diversificate	Italy	100.00
i Corporate and financial companies
Agenzia Giornalistica Italia SpA	Italy	100.00
Eni Administration & Financial Service SpA	Italy	99.63
Eni Corporate University SpA	Italy	100.00
EniServizi SpA	Italy	100.00
Serfactoring SpA	Italy	48.82
Servizi Aerei SpA	Italy	100.00
Banque Eni SA	Belgium	100.00
Eni Coordination Center SA	Belgium	100.00
Eni Finance USA Inc	USA	100.00
Eni Insurance Ltd	Ireland	100.00
Eni International BV	Netherlands	100.00
Eni International Resources Ltd	UK	100.00

Contents

Certification pursuant to rule 154-bis paragraph 5 of the Legislative Decree No. 58/1998 (Testo Unico della Finanza)

1.	The undersigned Paolo Scaroni and Alessandro Bernini, in their quality as Chief Executive Officer and manager responsible for the preparation of financial reports of Eni, respectively, also pursuant to rule 154-bis, paragraphs 3 and 4 of Legislative Decree No. 58 of February 24, 1998, certify that internal controls over financial reporting in place for the preparation of the Annual Report as of December 31, 2010 and during the period covered by the report, were:
• adequate to the company structure, and
• effectively applied during the process of preparation of the report.

2.	Internal controls over financial reporting in place for the preparation of the 2010 consolidated accounts have been defined and the evaluation of their effectiveness has been assessed based on principles and methodologies adopted by Eni in accordance with the Internal Control-Integrated Framework Model issued by the Committee of Sponsoring Organizations of the Treadway Commission, which represents an internationally-accepted framework for the internal control system.

3.	The undersigned officers also certify that:
3.1	This 2010 consolidated Annual Report:
a) was prepared in accordance with the evaluation and measurement criteria adopted by the European Commission according European Regulation (CE) No. 1606/2002 of the European Parliament and European Council of July 19, 2002;
b) corresponds to the company’s evidence and accounting books and entries;
c) fairly represents the financial condition, results of operations and cash flows of the parent company and the Group consolidated companies as of, and for, the period presented in this report.

3.2	The operating and financial review provides a reliable analysis of business trends and results, including trend analysis of the parent company and the Group companies, as well as a description of the main risks and uncertainties.

March 10, 2011

/s/ Paolo Scaroni ————————— Paolo Scaroni Chief Executive Officer	/s/Alessandro Bernini ————————— Alessandro Bernini Chief Financial Officer

Contents

Report of Independent Auditors

ERNST & YOUNG

Reconta Ernst & Young S.p.A.
Via Po, 32
00198 Roma

Tel. (+39) 06 324751
Fax (+39) 06 32475504
www.ey.com

Independent auditors' report
pursuant to art. 14 and 16 of Legislative Decree n. 39 dated January 27, 2010
(Translation from the original Italian text)

To the Shareholders
of Eni S.p.A.

1. We have audited the consolidated financial statements of Eni S.p.A. and its subsidiaries (the "Eni Group") as of December 31, 2010, comprising the balance sheet, the income statement, the statement of comprehensive income, the statement of changes in shareholders' equity, the statement of cash flows and the related explanatory notes. The preparation of these financial statements in compliance with International Financial Reporting Standards as adopted by the European Union and with art. 9 of Legislative Decree n. 38/2005 is the responsibility of Eni S.p.A.'s Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

2. Our audit was performed in accordance with auditing standards and criteria recommended by CONSOB (the Italian Stock Exchange Regulatory Agency). In accordance with such standards and criteria, we planned and performed our audit to obtain the information necessary to determine whether the consolidated financial statements are materially misstated and if such financial statements, taken as a whole, may be relied upon. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, as well as assessing the appropriateness and correct application of the accounting principles and the reasonableness of the estimates made by the Directors. We believe that our audit provides a reasonable basis for our opinion.

   The consolidated financial statements of the prior year and certain financial data of 2008 are presented for comparative purposes. As described in the explanatory notes, as a consequence of the first application of IFRIC 12 "Service Concession Arrangements", the Directors have restated certain comparative financial data related to the balance sheet as of December 31, 2009 and as of January 1, 2009 with respect to the data previously presented, on which other auditors issued their auditor's reports dated April 7, 2010 and April 7, 2009, respectively. We have examined the method used to restate the comparative financial data and the information presented in the explanatory notes in this respect, for the purpose of expressing our opinion on the consolidated financial statements as of December 31, 2010.

Reconta Ernst & Young S.p.A.
Sede Legale: 00198 Roma - Via Po, 32
Capitale Sociale € 1.402.500,00 i.v.
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Codice fiscale e numero di iscrizione 00434000584
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Iscritta all'Albo Revisori Contabili al n. 70945 Pubblicato sulla G.U. Suppl. 13 - IV Serie Speciale del 17/2/1998
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Consob al progressivo n. 2 delibera n.10831 del 16/7/1997

A member firm of Ernst & Young Global Limited

Contents

ERNST & YOUNG

3. In our opinion, the consolidated financial statements of the Eni Group as of December 31, 2010 have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union and with art. 9 of Legislative Decree n. 38/2005; accordingly, they present clearly and give a true and fair view of the financial position, the results of operations and the cash flows of the Eni Group for the year then ended.

4. The Directors of Eni S.p.A. are responsible for the preparation, in accordance with the applicable laws and regulations, of the Report on Operations and the Report on Corporate Governance and Shareholding Structure published in the section "Governance" of Eni S.p.A.'s website. Our responsibility is to express an opinion on the consistency with the financial statements of the Report on Operations and the information included therein in compliance with art. 123-bis of Legislative Decree n. 58/1998, paragraph 1, letters c), d), f), l) and m) and paragraph 2, letter b) in the Report on Corporate Governance and Shareholding Structure, as required by law. For this purpose, we have performed the procedures required under Auditing Standard 001 issued by the Italian Accounting Profession (CNDCEC) and recommended by CONSOB. In our opinion, the Report on Operations and the information reported therein in compliance with art. 123-bis of Legislative Decree n. 58/1998, paragraph 1, letters c), d), f), l) and m) and paragraph 2), letter b) included in the Report on Corporate Governance and Shareholding Structure, are consistent with the consolidated financial statements of the Eni Group as of December 31, 2010.

Rome, Italy
30 March 2011

Reconta Ernst & Young S.p.A.
Signed by: Riccardo Schioppo, Partner

This report has been translated into the English language solely for the convenience of international readers

2

Contents

Independent Assurance Report

ERNST & YOUNG

Reconta Ernst & Young S.p.A.
Via Po, 32
00198 Roma

Tel. (+39) 06 324751
Fax (+39) 06 32475504
www.ey.com

Independent auditors' report on the limited assurance engagement of the Eni Group's Sustainability Report as of 31 December 2010
(Translation from the original Italian text)

To the Shareholders
of Eni S.p.A.

1. We have carried out the limited assurance engagement of the section "Commitment to sustainable development" contained in the Annual Report of Eni S.p.A. and its subsidiaries (the "Eni Group") as of 31 December 2010 and the integrative document "Sustainability Performance 2010", published in the sustainability section of the website of Eni S.p.A. (hereinafter "sustainability report"). The Directors of Eni S.p.A. are responsible for the preparation of the sustainability report in accordance with the "Sustainability Reporting Guidelines" issued in 2006 by G.R.I. - Global Reporting Initiative, that are detailed in the paragraph "Methodological Note", as well as for determining the Group's commitments regarding the sustainability performances and the reporting of the achieved results. The Management of Eni S.p.A. are also responsible for the identification of the stakeholders and the significant matters to report, as well as implementing and maintaining appropriate processes to manage and control internally the data and disclosures reported in the sustainability report. Our responsibility is to issue this report on the basis of the work performed.

2. Our work has been conducted in accordance with the principles and guidelines established by the "International Standard on Assurance Engagements 3000 - Assurance Engagements other than Audits or Reviews of Historical Financial Information" ("ISAE 3000"), issued by the International Auditing and Assurance Standards Board. ISAE 3000 requires the compliance with ethical requirements ("Code of Ethics for Professional Accountants" issued by the International Federation of Accountants-I.F.A.C.), including professional independence, as well as planning and executing our work in order to obtain a limited assurance, rather than a reasonable assurance, that the sustainability report is free from material misstatements. A limited assurance engagement of the sustainability report consists in making inquires, primarily with company's personnel responsible for the preparation of the information included in the sustainability report, in the analysis of the report and in other procedures in order to obtain evidences considered appropriate. The procedures performed are summarized below:

   a) compared the economic and financial information and data included in the sustainability report with those included in the Eni Group consolidated financial statements as of 31 December2010 on which we issued our Audit Report, pursuant to art. 14 and 16 of Legislative Decree n. 39 dated 27 January 2010, on 30 March 2011;

   b) analyzed the operation of the processes that support the generation, recording and management of the quantitative data reported in the sustainability report. In particular:

      - interviews and discussions with personnel of the Management of Eni S.p.A., the operating Divisions, Polimeri Europa S.p.A and Eni Congo S.A. to obtain an understanding about the information, accounting and reporting system in use for the preparation of the sustainability report and about the processes and the internal control procedures supporting the collection, aggregation, data processing and transmission of data and information to the department responsible for the preparation of the sustainability report,

Reconta Ernst & Young S.p.A.
Sede Legale: 00198 Roma - Via Po, 32
Capitale Sociale € 1.402.500,00 i.v.
Iscritta alla S.O. del Registro delle Imprese presso la CC.I.A.A. di Roma
Codice fiscale e numero di iscrizione 00434000584
P.I. 00891231003
Iscritta all'Albo Revisori Contabili al n. 70945 Pubblicato sulla G.U. Suppl. 13 - IV Serie Speciale del 17/2/1998
Iscritta all'Albo Speciale delle società di revisione
Consob al progressivo n. 2 delibera n.10831 del 16/7/1997

A member firm of Ernst & Young Global Limited

Contents

ERNST & YOUNG

- on- site verifications at the Livorno refinery (Refining & Marketing Sector), at the Priolo plant of Polimeri Europa S.p.A. (Petrochemicals), at the Livorno thermoelectric power plant of Enipower S.p.A. (Gas & Power Sector) and at the M'Boundi onshore production site and at the Awa Paloukou offshore production site of Eni Congo S.A. (Exploration & Production Sector),

- analyzed, on a sample basis, the documentation supporting the compilation of the sustainability report in order to confirm the processes in use, their adequacy and the operation of the internal control for the correct reliability of data and information in relation to the objectives described in the sustainability report;

c) analyzed the consistency of the qualitative information reported in the sustainability report to the guidelines identified in paragraph 1 of the present report and the internal consistency, with reference to the strategy, the sustainability policies and the identification of the main matters for any kind of stakeholder;

d) analyzed the process relating to the engagement of stakeholders, with reference to the procedures applied and the completeness of the stakeholders involved, through the review of summary minutes or any other existing documentation relating to the main topics emerged from discussions with them;

e) obtained the representation letter, signed by the legal representative of Eni S.p.A., relating to the compliance of the sustainability report with the guidelines indicated in paragraph 1, as well as to the reliability and completeness of the information and data presented in the sustainability report.

A limited assurance engagement is substantially less in scope than a reasonable assurance engagement performed in accordance with ISAE 3000 and it does not provide a similar level of assurance; as a consequence, we may not have become aware of all the significant events and circumstances which we could have identified had we performed a reasonable assurance engagement.
With respect to the data and information relating to the report of the prior year presented for comparatives purposes, reference should be made to the assurance report issued on 7 April 2010 by another auditor.

3. Based on our work nothing has come to our attention that causes us to believe that the sustainability report of the Eni Group as of 31 December 2010 is not in compliance, in all material respects, with the guidelines "Sustainability Reporting Guidelines" issued in 2006 by the G.R.I. - Global Reporting Initiative, as stated in the paragraph "Methodological Note".

Rome, Italy
30 March 2011

Reconta Ernst & Young S.p.A.
Signed by: Riccardo Schioppo, Partner

This report has been translated into the English language solely for the convenience of international readers

Contents
Investor Relations Piazza Ezio Vanoni, 1 - 20097 San Donato Milanese (Milan) Tel. +39-0252051651 - Fax +39-0252031929 e-mail: investor.relations@eni.com eni spa
Headquarters: Rome, Piazzale Enrico Mattei, 1
Capital stock as of December 31, 2010: euro 4,005,358,876 fully paid
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Publications
Financial Statement pursuant to rule 154-ter paragraph 1
of Legislative Decree No. 58/1998
Annual Report
Annual Report on Form 20-F
for the Securities and Exchange Commission
Fact Book (in Italian and English)
Eni in 2010 (in English)
Interim Consolidated Report as of June 30 pursuant
to rule 154-ter paragraph 2 of Legislative Decree No. 58/1998

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